Form 10-K, Exhibit 13
period 1993-12-31
KERR MCGEE CORP
filed 1994-03-30
CIK 55458

Kerr-McGee Corporation

Financial Review



Contents
Management's Discussion and Analysis                                      25
     Results of Consolidated Operations                                   25
     Segment Operations                                                   26
     Financial Condition                                                  27
Responsibility for Financial Reporting                                    30
Report of Independent Public Accountants                                  30
Consolidated Statement of Income                                          31
Consolidated Statement of Retained Earnings                               31
Consolidated Balance Sheet                                                32
Consolidated Statement of Cash Flows                                      33
Notes to Financial Statements                                             34
Six-Year Financial Summary                                                57


Management's Discussion and Analysis

Results of Consolidated Operations

     The company's net income for 1993 was $77 million, or $1.57 per common share, compared with a 1992 net loss of $101 million, or $2.08 per common share, and 1991 net income of $102 million, or $2.10 per common share. The 1992 loss included after-tax charges for the cumulative effect on prior years of changes in accounting principles of $70 million, or $1.45 per common share (see Note 2), and for the early extinguishment of the 9-3/4% debt of $5 million, or $.10 per common share (see Note 10). Excluding these charges, the net loss was $26 million, or $.53 per common share. The 1992 net loss also included a provision for environmental reclamation and remediation of inactive plant sites in the amount of $205 million, or $130 million after income tax benefits (see Note 11).

     Operating profit for 1993 was $199 million, compared with $229 million and $267 million for 1992 and 1991, respectively. The $30 million decrease in 1993 operating profit, compared with 1992, resulted from lower operating profit from all segments except coal, which increased slightly. The $38 million decline in 1992 operating profit from 1991 was due to lower results from refining and marketing and chemical operations, which more than offset the increased operating profit from exploration and production operations. Coal operating profit did not change from 1991 to 1992.

     Consolidated sales totaled $3.3 billion for 1993, compared with $3.4 billion for 1992 and $3.3 billion for 1991. Revenues in 1993 were slightly lower than 1992 as higher crude oil and coal sales volumes and higher natural gas sales prices were more than offset by lower sales prices for crude oil, coal, and most chemical and refined products.

     Costs and operating expenses decreased $90 million in 1993 due to lower crude oil and feedstock costs for refining and marketing operations, partially offset by higher costs resulting from increased sales volumes of coal and certain chemical products. The $170 million increase in 1992 costs and operating expenses compared with 1991 was due to higher product costs incurred by refining and marketing and chemical operations.

     Selling, general, and administrative expenses for 1993 were $16 million lower than 1992 due to lower costs resulting from the company's streamlining program and lower costs associated with assets sold in prior years. In 1992, the $16 million decrease in selling, general, and administrative expenses from 1991 was due primarily to lower costs associated with the company's streamlining and incentive compensation programs.

     Exploration costs for 1993, 1992, and 1991 were $71 million, $55 million, and $81 million, respectively. The 1993 increase resulted primarily from higher costs for dry holes. The decline in 1992 from 1991 resulted principally from lower costs for dry holes.

     Provisions for environmental reclamation and remediation of inactive facilities totaled $4 million, $205 million, and $11 million in 1993, 1992, and 1991, respectively. The 1992 amount represented additional provisions established for the removal of low-level radioactive materials from the company's inactive facility in West Chicago, Illinois, and reclamation and remediation of several other inactive facilities.


     Interest and debt expense for 1993, 1992, and 1991 was $47 million, $66 million, and $78 million, respectively. The decrease over the three-year period resulted primarily from lower average interest rates and lower debt in 1993.

     Other income totaled $19 million for 1993, a $23 million decrease from 1992. This decrease was primarily due to lower foreign currency translation gains. Other income for 1992 was $18 million lower than 1991 due to lower gains from property sales and lower interest income, partially offset by foreign currency translation gains in 1992, compared with 1991 losses.


Segment Operations

     Operating profit (loss) from each of the company's segments is summarized in the following table:

(In millions of dollars)                                              1993            1992             1991

Exploration and Production                                            $ 82            $ 91             $ 67
Refining and Marketing                                                 (28)            (21)              31
Chemicals                                                               70              79              101
Coal                                                                    80              77               77
Other                                                                   (5)              3               (9)

   Total                                                              $199            $229             $267

Exploration and Production

     Exploration and production operating profit was $82 million for 1993, compared with $91 million for 1992 and $67 million for 1991.
The decline in 1993 compared with 1992 resulted from lower crude oil sales prices, higher exploration costs, and lower natural gas deliveries, partially offset by higher natural gas sales prices and higher crude oil sales volumes. The 1992 increase from 1991 was due to lower exploration costs and higher natural gas deliveries and sales prices, partially offset by lower crude oil sales prices. Revenues and crude oil and natural gas volumes and prices are summarized in the following table:

                                                                     1993            1992             1991

Revenues, including intercompany
     sales (millions of dollars)                                    $  564          $  560           $  560

Crude oil and condensate produced
     (thousands of barrels per day)                                   53.2            50.5             50.4

Average price per barrel of crude
     oil sold                                                       $15.64          $18.11           $19.01

Natural gas deliveries (MMCF per day)                                  286             296              281

Average price per MCF of natural
     gas delivered                                                  $ 1.92          $ 1.56           $ 1.44

Refining and Marketing

     Refining and marketing had an operating loss of $28 million for 1993, compared with an operating loss of $21 million for 1992 and operating profit of $31 million for 1991. Revenues were $2 billion, $2.2 billion, and $2.1 billion in 1993, 1992, and 1991, respectively. The 1993 and 1992 operating losses resulted from negative margins due to product prices declining faster than feedstock costs and a reduction in LIFO inventory carrying value in 1993. Revenues for 1993 were lower than the prior year due to lower sales prices and volumes. The 1992 revenue increase was due to higher sales volumes, partially offset by lower sales prices.


Chemicals

     Chemicals operating profit totaled $70 million, $79 million, and $101 million for 1993, 1992, and 1991, respectively, on revenues of $556 million, $515 million, and $454 million, respectively. The increase in 1993 revenues, compared with 1992, was due primarily to higher sales volumes, partially offset by lower sales prices for titanium dioxide pigment and most other products. Operating profit for 1993 was less than 1992 due to higher operating expenses resulting from the increased sales volumes, partially offset by lower per-unit cost of sales for synthetic rutile and most other products. The increase in 1992 revenues, compared with 1991, was due to higher sales volumes for most products and higher sales prices for ammonium perchlorate, partially offset by lower sales prices for most other products. The decrease in 1992 operating profit from the prior year was due to higher per-unit production costs for ammonium perchlorate and the Western Australia operation, partially offset by the increased revenues.

Coal

     Coal operating profit totaled $80 million in 1993 and $77 million in both 1992 and 1991. Revenues were $328 million, $307 million, and $315 million in 1993, 1992, and 1991, respectively. Revenues increased in 1993 due to higher sales volumes, partially offset by lower average sales prices. Operating profit for 1993 improved due to the increased revenues that more than offset higher operating expenses. Operating expenses were higher due to increased production volumes even though the per-unit production costs declined. The 1992 decrease in revenues from the prior year was due to lower sales volumes, partially offset by higher average sales prices. Operating profit for 1992 remained level with 1991 due to lower production costs offset by the decrease in revenues.


Financial Condition

Cash Flow

     Net cash provided by operating activities continued to be the primary source of funding for the company's capital expenditures program and dividend payments. For 1993, net cash provided by operating activities totaled $424 million, compared with $277 million and $194 million for 1992 and 1991, respectively. The company's net cash provided by operating activities for 1993 reflects net income of $77 million; depreciation, depletion, and amortization of $321 million; and a net decrease in working capital items, excluding cash and short-term debt. Net cash provided by operating activities for 1992 consisted of the 1992 net loss of $101 million, which included noncash charges for: (1) depreciation, depletion, and amortization of $312 million; (2) an after-tax environmental provision for inactive sites of $130 million; and (3) the cumulative effect of accounting changes of $70 million. These noncash charges were partially offset by changes in working capital items, excluding cash and short-term debt. Net cash provided by operating activities in 1991 was less than the 1992 amount due to the prepayment of future income tax settlements and the payment of income taxes resulting from the 1990 sale of the foreign contract drilling operations.

     Net cash used by the company in investing activities totaled $396 million, $325 million, and $458 million for 1993, 1992, and 1991, respectively. The major investing activity during each of the three years was for cash capital expenditures, which totaled $451 million in 1993, $373 million in 1992, and $504 million in 1991. Partially offsetting were investing inflows of $35 million in 1992 from a contract settlement and $39 million and $36 million in 1993 and 1991, respectively, from the sale of the contract drilling operations.

     Financing activities provided net cash totaling $9 million in 1993 and $3 million in 1991 and used net cash of $87 million in 1992. Dividends paid to common stockholders of the company totaled $73 million in both 1993 and 1992 and $72 million in 1991. In 1993, increases in short-term borrowings exceeded long-term debt repayments by $79 million. In 1992, an additional $15 million was used for the net repayment of debt. In addition to common stock dividends paid during 1991, the company purchased $13 million of treasury stock, paid dividends of $82 million to the minority stockholders of foreign subsidiaries, and increased net borrowings by $169 million.

Liquidity

     The net working capital position of the company at year-end 1993 was $79 million, compared with $210 million at the end of 1992. This $131 million decrease resulted primarily from an increase in short-term debt of $129 million. The current ratio was 1.1 to 1 at December 31, 1993, compared with 1.3 to 1 at December 31, 1992, and 1.6 to 1 at December 31, 1991.

     In September 1993, the company called its $150 million, 7-1/4% convertible subordinated debentures due in 2012 for redemption on October 15, 1993 (see Note 10). The percentage of total debt to total capitalization was 37% at December 31, 1993, compared with 42% and 39% at year-end 1992 and 1991, respectively. The year-end 1993 percentage decreased from the prior year due to the reduction in total debt outstanding of $73 million and the conversion of the convertible debentures.

     The company has several revolving credit agreements. One provides for combined borrowings by the company and Kerr-McGee Credit Corporation, a wholly owned subsidiary, of up to $300 million through August 15, 1995, of which $70 million was outstanding at year-end
1993.  Another agreement entered into by the company and Kerr-McGee
Oil (U.K.) PLC, a wholly owned subsidiary, is a revolving credit agreement with several banks providing for combined borrowings of up to $230 million through October 16, 1997, of which $215 million was outstanding at year-end 1993. Both of these agreements require that the principal amounts outstanding be paid in full on the respective termination dates. Interest is payable at varying rates.

     During 1993, one of the company's wholly owned subsidiaries, Kerr-McGee Canada Ltd. (KMCL), entered into revolving credit agreements with three banks, each to provide borrowings of up to U.S. $30 million. Interest is payable at varying rates. Prior to the termination dates and in accordance with the terms of the respective agreements, KMCL may request an extension of the commitment period for not more than one year. The company is the guarantor of each of these agreements. At December 31, 1993, amounts outstanding pursuant to the agreements were as follows:

                                                Amount Outstanding
Date of Agreement       Termination Date     (In millions of dollars)

September 20, 1993      September 19, 1994             $30
October 4, 1993         October 3, 1994                 24
October 20, 1993        October 19, 1994                30

     At year-end 1993, the company had available unused lines of credit and revolving credit facilities of $328 million. Of this amount, $270 million and $51 million can be used to support the commercial paper borrowings of Kerr-McGee Credit Corporation and Kerr-McGee Oil (U.K.) PLC, respectively.

     Capital expenditures for the three years ended December 31, 1993, totaled $1.3 billion and have been financed through internally generated funds and various borrowings. For the three-year period ended December 31, 1993, net cash provided by operating activities, excluding working capital changes, totaled $1.1 billion, slightly less than the total capital expenditures during the same period.

     Management anticipates that the cash requirements for the 1994 capital expenditures program, currently estimated to be $430 million, excluding acquisitions, and the capital expenditures programs for the next several years can be provided through internally generated funds and selective short-term and/or long-term borrowings.

     It is the company's intent to hedge a large portion of its material monetary assets, liabilities, and commitments denominated in foreign currencies; therefore, from time to time, the company purchases foreign currencies and forward contracts to provide funds for known or anticipated operating requirements that will be denominated in foreign currencies. Outstanding forward contracts are described in Note 1 to the financial statements.

     Coal markets continue to experience competitive pricing due to excess production capacity. As a result, the scheduled contract price renegotiation with an Illinois coal customer during the 1993 fourth quarter resulted in a commitment for continued deliveries through 1999 but at prices lower than under the previous contract. The negative impact of these lower contract prices on 1994 operating profit is expected to be approximately $25 million.
     Although domestic markets are affected by the Clean Air Act Amendments of 1990, the company is well positioned with its reserves of low-sulfur coal. Approximately 70% of the company's present reserves will continue to be considered compliance coal after the year 2000. Uncommitted reserves and existing production capacity should permit the company to expand its export sales and participate in the expected growth in domestic demand for low-sulfur coal.

Environmental Matters

     The company's operations are subject to various federal and state environmental laws and regulations. Under these laws, the company is subject to possible obligations to remove or mitigate the effects on the environment of the disposal or release of certain chemical, petroleum, or low-level radioactive substances at various sites, including sites that have been designated Superfund sites by the United States Environmental Protection Agency (U.S. EPA) pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), as amended. The company has received notices that it has been named a potentially responsible party (PRP) with respect to the remediation of 14 existing U.S. EPA Superfund sites and may share liability at certain of these sites. In addition, the company and/or its subsidiaries have executed consent orders, operate under a license, or have reached agreements to perform or have performed remediation or remedial investigations and feasibility studies on sites not included as U.S. EPA Superfund sites.

     The company does not consider the number of sites for which it has been named a PRP to be a relevant measure of liability. Because of continually changing environmental laws and regulations, the nature of the company's businesses, the large number of other PRPs, the present state of the law which, under CERCLA, imposes joint and several liability on all PRPs, and pending legal proceedings, the company is uncertain as to its involvement in many of the sites. Therefore, the company is unable to reliably estimate the potential liability and the timing of future expenditures that may arise from many of these environmental sites. Reserves have been established for the remediation and reclamation of active and inactive sites where it is probable that future costs will be incurred and the liability is estimable. In 1993, $8 million was added to the reserve for active and inactive sites. At December 31, 1993, the company's reserve for these sites totaled $278 million. In addition, at year-end 1993, the company had reserves of $67 million for the future costs for the abandonment and removal of offshore well and production facilities at the end of their productive lives and $14 million for the decommissioning and reclamation of coal mining locations. In the Consolidated Balance Sheet, $336 million of these reserves is classified as a deferred credit and the remaining $23 million is included in current liabilities.

     Expenditures for the environmental protection and cleanup of existing sites for each of the last three years and for the three-year period ending December 31, 1993, were as follows:

(In millions of dollars)                                          1993             1992            1991            Total

Capital expenditures                                               $13              $16             $16             $ 45
Recurring expenses                                                  26               26              15               67
Charges to environmental reserves                                   30               26              21               77

     Total                                                         $69              $68             $52             $189

28

     The company has not recorded in the financial statements potential reimbursements from government agencies (see Note 11) or other third parties. The following table reflects the known estimated cost of investigation and/or remediation that is probable and estimable. The table includes all U.S. EPA Superfund sites where the company has been notified it is a PRP under CERCLA and other sites where the company believes it has some financial involvement in investigation and/or remediation.

                                                                      Total Known        Total          Total Number
                                                                       Estimated      Expenditures     of Identifiable
  Location of Site              Stage of Investigation/Remediation        Cost        Through 1993           PRPs
                                                                        (In millions of Dollars)

U.S. EPA Superfund sites

Milwaukee, Wis.                 Executed consent decree to
                                remediate the site of a former
                                wood-treating facility.                $ 38                $  3                 3

13 sites individually           Various stages of investigation.
not material                                                              6                   2               674

                                                                         44                   5               677


Non-U.S. EPA Superfund
sites under consent order,
license, or agreement

West Chicago, Ill.              Pursuing a license to decommission
                                the site of a former facility
                                (see Note 11).                          201                  51

Cleveland/Cushing, Okla.        Agreed to remediation plans for
                                a major portion of these sites.          50                  10

Cimarron, Okla.                 Substantially completed remediation
                                process.                                 28                  25

                                                                        279                  86

Non-U.S. EPA Superfund
sites individually
not material                                                            120                  74

     Total for all sites                                               $443                $165

     Although management believes adequate reserves have been provided for environmental and all other known contingencies, it is possible, due to the previously noted uncertainties, that additional reserves could be required in the future that could have a material effect on the results of operations in a particular quarter or annual period. However, the ultimate resolution of these commitments and contingencies, to the extent not previously provided for, should not have a material adverse effect on the company's financial position.

Accounting Matters

     In November 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 112, "Employers' Accounting for Postemployment Benefits," effective for years beginning after December 15, 1993. This statement requires the accrual of compensation expense for the cost of benefits to be provided to former or inactive employees after employment but before retirement.

     In May 1993, the FASB issued FAS No. 114, "Accounting by Creditors for Impairment of a Loan." FAS 114, effective for years beginning after December 15, 1994, requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral, if the loan is collateral-dependent.

     Also in May 1993, the FASB issued FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." FAS 115, effective for years beginning after December 15, 1993, expands the use of fair value accounting for certain investments in debt and equity securities but retains the use of the amortized cost method for investments in debt securities that the company has the positive intent and ability to hold to maturity.

     The impact of the new accounting requirements on the company's results of operations or financial condition is not expected to be material.

Responsibility for Financial Reporting

     The company's management is responsible for the integrity and objectivity of the financial data contained in the financial statements. These financial statements have been prepared in conformity with generally accepted accounting principles appropriate under the circumstances and, where necessary, reflect informed judgments and estimates of the effects of certain events and transactions based on currently available information at the date the financial statements were prepared.

     The company's management depends on the company's system of internal accounting controls to assure itself of the reliability of the financial statements. The internal control system is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and transactions are executed in accordance with management's authorizations and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Periodic reviews are made of internal controls by the company's staff of internal auditors, and corrective action is taken if needed.

     The Board of Directors reviews and monitors financial statements through its audit committee, which is composed solely of directors who are not officers or employees of the company. The audit committee meets with the independent public accountants, internal auditors, and management to review internal accounting controls, auditing, and financial reporting matters.

     The independent public accountants are engaged to provide an objective and independent review of the company's financial statements and to express an opinion thereon. Their audits are conducted in accordance with generally accepted auditing standards, and their report is included below.


Report of Independent Public Accountants

To the Stockholders and Board of Directors of Kerr-McGee Corporation:

     We have audited the accompanying consolidated balance sheet of Kerr-McGee Corporation (a Delaware corporation) and subsidiary companies as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerr-McGee Corporation and subsidiary companies as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As explained in Note 2 to the financial statements, effective January 1, 1992, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Prior years' financial statements were not restated.




                                            (Arthur Andersen & Co.)
                                            ARTHUR ANDERSEN & CO.



Oklahoma City, Oklahoma,
  February 18, 1994

Kerr-McGee Corporation

Consolidated Statement of Income

(In millions of dollars, except per-share amounts)                                   1993             1992            1991

Sales                                                                               $3,281           $3,382          $3,274

Costs and Expenses
   Costs and operating expenses                                                      2,544            2,634           2,464
   Selling, general, and administrative expenses                                       134              150             166
   Depreciation and depletion                                                          303              294             285
   Exploration, including dry holes and amortization of undeveloped leases              71               55              81
   Provision for environmental reclamation and remediation of inactive sites             4              205              11
   Taxes, other than income taxes                                                       79               84              83
   Interest and debt expense                                                            47               66              78

      Total Costs and Expenses                                                       3,182            3,488           3,168
                                                                                        99             (106)            106
Other Income                                                                            19               42              60

Income (Loss) before Income Taxes, Extraordinary Charge, and Cumulative
   Effect on Prior Years of Changes in Accounting Principles                           118              (64)            166
Provision (Benefit) for Income Taxes                                                    41              (38)             64

Income (Loss) before Extraordinary Charge and Cumulative Effect on Prior
   Years of Changes in Accounting Principles                                            77              (26)            102
Extraordinary Charge, Net of Income Taxes                                                -               (5)              -
Cumulative Effect on Prior Years of Changes in Accounting Principles,
   Net of Income Taxes                                                                   -              (70)              -

Net Income (Loss)                                                                   $   77           $ (101)         $  102

Net Income (Loss) per Common Share:
   Income (Loss) before Extraordinary Charge and Cumulative Effect on Prior
   Years of Changes in Accounting Principles                                        $ 1.57           $ (.53)         $ 2.10
   Extraordinary Charge                                                                  -             (.10)              -
   Cumulative Effect on Prior Years of Changes in Accounting Principles                  -            (1.45)              -

      Total                                                                         $ 1.57           $(2.08)         $ 2.10

Kerr-McGee Corporation

Consolidated Statement of Retained Earnings

(In millions of dollars, except per-share amounts)                           1993            1992             1991

Balance at Beginning of Year                                                $1,306          $1,480           $1,451

   Net income (loss)                                                            77            (101)             102
   Dividends
      (per common share: $1.52 in each of the years
        1993 and 1992 and $1.50 in 1991)                                       (74)            (73)             (73)

Balance at End of Year                                                      $1,309          $1,306           $1,480



The accompanying notes are an integral part of these statements.

31

Kerr-McGee Corporation

Consolidated Balance Sheet

(In millions of dollars)                                                           1993            1992

ASSETS

Current Assets
  Cash                                                                            $     94        $      57
  Notes and accounts receivable                                                        373              411
  Inventories                                                                          349              385
  Deposits and prepaid expenses                                                         50               64
        Total Current Assets                                                           866              917
Investments and Other Assets                                                           101              125
Property, Plant, and Equipment - Net                                                 2,513            2,422
Deferred Charges                                                                        67               57
                                                                                  $  3,547        $   3,521
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Short-term borrowings                                                           $    265        $     170
  Accounts payable                                                                     328              360
  Long-term debt due within one year                                                    43                9
  Taxes on income                                                                        1               22
  Taxes, other than income taxes                                                        39               37
  Accrued liabilities                                                                  111              109
        Total Current Liabilities                                                      787              707

Long-Term Debt                                                                         590              792

Deferred Credits and Reserves
  Income taxes                                                                         172              166
  Other                                                                                486              506
        Total Deferred Credits and Reserves                                            658              672

Stockholders' Equity
  Common stock, par value $1.00 - 150,000,000
     shares authorized, 53,268,181 shares
     issued in 1993 and 53,191,644 shares issued
     in 1992                                                                            53               53
  Capital in excess of par value                                                       308              283
  Preferred stock purchase rights                                                        1                1
  Retained earnings                                                                  1,309            1,306
  Common stock in treasury, at cost -
     1,612,688 shares in 1993 and 4,907,969 shares
     in 1992                                                                           (63)            (191)
  Deferred compensation                                                                (96)            (102)
        Total Stockholders' Equity                                                   1,512            1,350

                                                                                  $  3,547        $   3,521


The "successful efforts" method of accounting for oil and gas exploration and production activities has been followed in preparing this balance sheet.

The accompanying notes are an integral part of this balance sheet.

32

Kerr-McGee Corporation

Consolidated Statement of Cash Flows

(In millions of dollars)                                                             1993            1992             1991

Operating Activities
  Net income (loss)                                                                  $  77          $  (101)          $ 102
  Adjustments to reconcile to net cash
        provided by operating activities -
     Depreciation, depletion, and amortization                                         321              312             304
     Deferred income taxes                                                               2              (88)              2
     Cumulative effect on prior years of changes
        in accounting principles                                                         -               70               -
     Provision for environmental reclamation and
        remediation of inactive sites                                                    4              205              11
     Noncash items affecting net income                                                 54               47              40
     Gain on sales and retirements of assets                                            (9)              (2)            (27)
     Changes in current assets and liabilities -
           (Increase) decrease in accounts receivable                                   34              (57)             60
           (Increase) decrease in inventories                                           36              (23)            (62)
           (Increase) decrease in deposits and prepaids                                  7                2              (9)
           Decrease in accounts payable and
             accrued liabilities                                                        (9)             (13)            (60)
           Decrease in taxes payable                                                   (21)             (18)           (107)
     Other                                                                             (72)             (57)            (60)
              Net cash provided by operating activities                                424              277             194

Investing Activities
  Capital expenditures                                                                (451)            (373)           (504)
  Proceeds from sale of assets                                                          17               25              32
  Proceeds from sale of drilling operations                                             39                -              36
  Proceeds from contract settlement                                                      -               35               -
  Purchase of long-term investments                                                    (25)             (16)            (24)
  Proceeds from sale of long-term investments                                           24                4               2
              Net cash used in investing activities                                   (396)            (325)           (458)

Financing Activities
  Increase in short-term borrowings                                                     95              135              35
  Proceeds from issuance of long-term debt                                               -                3             138
  Repayment of long-term debt                                                          (16)            (153)             (4)
  Issuance of common stock                                                               3                1               1
  Dividends paid                                                                       (73)             (73)            (72)
  Dividends paid to minority stockholders of
     foreign subsidiaries                                                                -                -             (82)
  Purchase of treasury stock                                                             -                -             (13)
              Net cash provided (used) in financing activities                           9              (87)              3

Net Increase (Decrease) in Cash and Cash Equivalents                                    37             (135)           (261)
Cash and Cash Equivalents at Beginning of Year                                          57              192             453

Cash and Cash Equivalents at End of Year                                             $  94          $    57           $ 192


The accompanying notes are an integral part of this statement.

33

Notes to Financial Statements

1.      Significant Accounting Policies

Principles of Consolidation
     The consolidated financial statements include the accounts of all subsidiary companies that are more than 50% owned and the proportionate share of joint ventures in which Kerr-McGee has an undivided interest. Investments in affiliated companies that are 20% to 50% owned are carried as Investments and Other Assets in the Consolidated Balance Sheet at cost adjusted for equity in undistributed earnings. Except for dividends, changes in equity in undistributed earnings are included in the Consolidated Statement of Income. All material intercompany transactions have been eliminated.

Translation of Foreign Currencies
     As the U.S. dollar has been adopted as the functional currency for each of the company's international operations, foreign currency translation gains or losses are recognized in the period incurred. Total foreign currency translation gains and losses in 1993 and 1991 were immaterial. The company recorded net foreign currency translation gains of $20 million in 1992.

Net Income (Loss) per Common Share
     After adding the dilutive effect of the restricted stock and the conversion of stock options to the weighted average number of shares outstanding, the shares used to compute net income per common share
were     49,281,023 in 1993 and 48,330,405 in 1991.  The weighted
average number of shares used to compute the 1992 net loss per share was 48,275,913.

Cash Equivalents
     The company considers all investments purchased with a maturity of three months or less to be cash equivalents. Cash includes time deposits, certificates of deposit, and U.S. government securities totaling $39 million in 1993 and $29 million in 1992.

Inventories
     The cost of substantially all crude oil and refined petroleum product inventories is determined by the last-in, first-out (LIFO) method, and the cost of remaining inventories is determined by the first-in, first-out (FIFO) method. Inventory carrying values include material costs, labor, and indirect manufacturing expenses associated therewith. Materials and supplies are valued at average cost.

Property, Plant, and Equipment
     Oil and Gas - Exploration expenses, including geological and geophysical costs, rentals, and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized on a field-wide basis using the unit-of-production method as the oil or gas is produced.

     Undeveloped acreage costs are capitalized and amortized at rates that provide full amortization on abandonment of unproductive leases. Costs of abandoned leases are charged to the accumulated amortization accounts, and costs of productive leases are transferred to the developed property accounts.

     Other - Property, plant, and equipment is stated at original cost less reserves for depreciation, depletion, and amortization. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized. Costs of nonproducing mineral acreage surrendered or otherwise disposed of are charged to expense at the time of disposition. Individual properties are written down when impairments are deemed to have occurred.

     Depreciation, Depletion, and Amortization - Property, plant, and equipment is depreciated, depleted, or amortized over its estimated life by application of the unit-of-production or the straight-line method. In arriving at rates under the unit-of-production method, the quantities of recoverable oil, gas, and other minerals are established based on estimates made by the company's geologists and engineers.

     Retirements - The cost and related depreciation, depletion, and amortization reserves are removed from the respective accounts upon retirement or sale of property, plant, and equipment. The resulting gain or loss is included in other income.

     Interest Capitalized - The company capitalizes interest costs on major projects that require a considerable length of time to complete.
Interest capitalized in 1993, 1992, and 1991 was $20 million, $15 million, and $16 million, respectively.

Income Taxes
     Effective January 1, 1992, deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Prior to 1992, deferred taxes were provided for all material items of income and expense recognized in different time periods for financial and income tax reporting purposes. See Note 2 for a discussion of the effects of the change in the method of accounting for income taxes.

Research and Development Costs
     Research and development costs are charged against earnings as incurred. Such costs totaled $19 million in 1993, $17 million in 1992, and $16 million in 1991.

Site Dismantlement, Reclamation, and Remediation Costs
     The company provides for the estimated cost at current prices of dismantling and removing oil and gas production and related facilities. Such costs are being accumulated over the estimated lives of the facilities by the use of the unit-of-production method. As sites of environmental concern are identified, the company assesses the existing conditions, claims, and assertions, generally related to former operations, and records an estimated liability when environmental assessments and/or remedial efforts are probable and the associated costs can be reasonably estimated.

Gas-Balancing Arrangements
     Gas-balancing arrangements with partners in natural gas wells are accounted for by the entitlements method. At December 31, 1993 and 1992, neither the quantity nor dollar amount of such arrangements recorded in the Consolidated Balance Sheet was material.


Lease Commitments
     The company utilizes various leased properties in its operations, principally for marketing facilities and buildings. Net lease rental expense was $16 million in 1993 and $19 million in each of the years 1992 and 1991.

     The aggregate minimum annual rentals under noncancelable leases in effect on December 31, 1993, totaled $31 million, of which $8 million is due in 1994, $6 million in 1995, $14 million in the period 1996 through 1998, and $3 million thereafter.

Futures Contracts
     The company periodically enters into futures contracts for commodities to hedge a portion of its petroleum products inventories and natural gas sales and into forward contracts for foreign currencies to hedge specific foreign currency transactions. The resulting gains or losses are deferred and recognized as part of the transactions hedged.

     At December 31, 1993, the company had foreign currency contracts maturing between January 1994 and December 1995 to purchase for $209 million various foreign currencies (105 million British pounds sterling and $72 million Australian). The company had contracts to sell for $10 million various currencies, principally European currencies, which mature at various dates during 1994. At year-end 1992, the company had foreign currency contracts maturing between January 1993 and December 1995 to purchase for $243 million various foreign currencies (147 million British pounds sterling and $16 million Australian). The company also had contracts to sell for $7 million various currencies, principally European currencies, maturing at various dates during 1993. Based on financial institutions' quotes, the net aggregate replacement cost of the contracts outstanding at December 31, 1993 and 1992, totaled $192 million and $221 million, respectively.

2.      Accounting Changes

     Effective January 1, 1992, the company adopted the provisions of Statement of Financial Accounting Standards (FAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (see Note
16). This statement requires the accrual method of accounting for postretirement health care and life insurance benefits based on actuarially determined costs to be recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for such benefits. The company recognized the full amount of its accumulated postretirement benefit obligation, which represents the present value at January 1, 1992, of the estimated future benefits payable to current retirees and a pro rata portion of estimated benefits payable to active employees after retirement. The pre-tax charge to 1992 earnings was $101 million. After income tax benefits, $64 million, or $1.32 per common share, was reflected in the Consolidated Statement of Income as the cumulative effect on prior years of changes in accounting principles. This change in the accounting method for postretirement health care and life insurance benefits resulted in an after-tax incremental cost for such benefits of $3 million, or $.06 per common share, for the year 1992.

     Also effective January 1, 1992, the company adopted FAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach in accounting for income taxes (see Note 15). The cumulative effect as of January 1, 1992, of the adoption of the statement resulted in a 1992 charge of $6 million, or $.13 per common share. An additional deferred tax liability of $76 million was recognized for the differences between the assigned values and the tax bases of assets previously acquired. The offset to this additional liability was an increase to property, plant, and equipment. As the result of the change in the method of accounting for income taxes, the 1992 net loss was reduced by $16 million, or $.33 per common share, due to the recognition of income tax benefits for the losses of a foreign subsidiary and foreign currency translation gains recognized on the higher deferred tax balances of the foreign operations. The additional depreciation expense resulting from the addition to property, plant, and equipment noted above was offset by income tax benefits. The company elected not to restate prior years' financial statements.

     During 1993, the company changed the grouping of its operations for business segment reporting (see Notes 8 and 23).

  Information related to the operations of a plant that processes off-gases from refineries has been reclassified from the Exploration and Production business segment to the Other segment for all periods presented. This operation is now the major component of the Other segment. Information related to crude oil and natural gas activities also reflects the reclassification, where applicable (see Notes 24 and 25).

3.      Cash Flow Information

     Net cash provided by operating activities reflects cash payments for interest and income taxes as follows:

(In millions of dollars)                                                      1993            1992             1991

Interest paid                                                                  $69             $74             $107
Income taxes paid                                                               59              52              169

     The effect of foreign currency exchange rate fluctuations on cash and cash equivalents was not material.

     During 1993, approximately $149 million of the company's 7-1/4% convertible debentures due in 2012 was converted into the common stock
of the company.   The common stock was issued from the company's
treasury (see Note 10). During 1992, the company added coal reserves in a $20 million acquisition of additional leased acreage. A portion of the acquisition cost was paid in 1991 and 1993, and the remaining $12 million will be paid over the next three years. Other capital expenditures for which payment will be made in the subsequent year totaled $10 million, $32 million, and $10 million at year-end 1993, 1992, and 1991, respectively. In 1991, the company received cash and a note in exchange for the assets of the domestic drilling operation. The final payment of the note was received in 1993 (see Note 22). The noncash effects of these transactions are not reflected in the Consolidated Statement of Cash Flows.

     Transactions affecting the debt and deferred compensation associated with the Employee Stock Ownership Plan are noncash transactions and are not reflected in the Consolidated Statement of Cash Flows (see Note 20).

4.      Notes and Accounts Receivable

     The following table summarizes notes and accounts receivable, net of the related allowance for doubtful accounts, at year-end 1993 and 1992:

(In millions of dollars)                                                      1993            1992

Notes receivable                                                              $  5            $ 12
Accounts receivable                                                            373             402
                                                                               378             414
Allowance for doubtful accounts                                                 (5)             (3)

      Total                                                                   $373            $411

5.      Inventories

     Major categories of inventories at year-end 1993 and 1992 are as follows:

(In millions of dollars)                                                      1993            1992

Crude oil and refined products                                                $144            $180
Chemicals and other products                                                   134             133
Materials and supplies                                                          71              72

      Total                                                                   $349            $385

     Substantially all inventories of crude oil and refined petroleum products are valued using the LIFO method. If these inventories had been valued at the lower of cost or market rather than on the LIFO basis at year-end 1992, their value would have been higher by approximately $11 million. At year-end 1993, market prices were lower than LIFO values, and the company recorded a $2 million charge to income to reduce the carrying value of these inventories to market value. During each of the years in the three-year period ended December 31, 1993, certain LIFO inventory quantities were reduced.
For 1993, the effect of the reduction was to decrease net income by $5 million. The effect of the reductions was not material in 1992 or 1991.

6.      Investments and Other Assets

     Investments and Other Assets consisted of the following at December 31, 1993 and 1992:

(In millions of dollars)                                                                      1993             1992

Long-term receivables                                                                         $ 17             $ 55
Net deferred tax asset(1)                                                                       23               20
Investment in and advances to equity affiliates                                                 10               12
U.S. government obligations                                                                     26               15
Corporate stocks                                                                                14               14
Other                                                                                           11                9

   Total                                                                                      $101             $125

(1)For a discussion of the net deferred tax asset, see Note 15.

7.      Deferred Charges

     The cost of injected gas is deferred until sold at completion of miscible gas flood projects. The deferral of preoperating and startup costs associated with new plants and facilities is generally amortized over the first five years of operations. Deferred charges are as follows at year-end 1993 and 1992:

(In millions of dollars)                                                      1993            1992

Cost of injected gas                                                           $31             $24
Preoperating and startup costs                                                  12              15
Other                                                                           24              18

      Total                                                                    $67             $57

8.      Property, Plant, and Equipment

     Fixed assets and related reserves by business segment at December 31, 1993 and 1992, are as follows:

                                                                       Reserves for
                                                                       Depreciation,
                                                                      Depletion, and
                                              Gross Property           Amortization           Net Property
(In millions of dollars)                       1993       1992         1993       1992        1993       1992

Exploration and production                    $  3,783   $  3,536     $  2,294   $  2,152    $  1,489   $  1,384
Refining and marketing                             561        530          340        315         221        215
Chemicals                                          760        728          357        317         403        411
Coal                                               517        491          249        221         268        270
Other                                              231        232           99         90         132        142

  Total                                       $  5,852   $  5,517     $  3,339   $  3,095    $  2,513   $  2,422

9.      Lines of Credit

     At year-end 1993, the company had available unused bank lines of credit and revolving credit facilities of $328 million. Of this amount, $270 million and $51 million can be used to support commercial paper borrowing arrangements of Kerr-McGee Credit Corporation and Kerr-McGee Oil (U.K.) PLC, respectively.

     The company has arrangements to maintain compensating balances with certain banks that provide credit. At year-end 1993, the aggregate amount of such compensating balances was not material, and the company was not legally restricted from withdrawing all or a portion of such balances at any time during the year.

10.     Debt

     Short-term borrowings, consisting of notes payable and commercial paper, are summarized below:

                                                         1993                        1992                       1991
                                                   Notes     Commercial        Notes     Commercial       Notes     Commercial
(In millions of dollars)                          Payable       Paper         Payable       Paper        Payable       Paper

Balance outstanding at December 31                   $101          $164          $26           $144         $ 2           $33
Average interest rate at year-end                    3.76%         3.56%        4.14%          4.24%       4.75%         5.46%
Average daily balance outstanding
  during year                                        $ 38          $225          $12           $ 91         $ 2           $11
Weighted average interest rate
  for year                                           3.63%         3.43%        3.88%          4.02%       6.65%         6.16%
High balance for year                                $120          $328          $27           $174         $16           $67

     The company's policy is to classify short-term debt (borrowings under revolving credit facilities and commercial paper) of up to $300 million in 1993 and 1992 and $200 million in 1991 as long-term debt since the company has the ability under certain revolving credit agreements and the intent to maintain these obligations for longer than one year. Therefore, the above information excludes the following, which has been classified as long-term debt:

(In millions of dollars)                                                      1993            1992             1991

Revolving credit facilities                                                   $285            $180             $140
Commercial paper                                                                15             120               60

      Total                                                                   $300            $300             $200

     The increase in the 1993 and 1992 amounts classified as long-term was principally due to the greater use of short-term borrowings.

     During 1993, the company called its 7-1/4% convertible debentures due June 15, 2012. Virtually all of the debt was converted into common stock of the company at the conversion price of $45.30 per share. The common stock was issued from the company's treasury. This conversion resulted in no gain or loss (see Notes 3 and 18). During 1992, the company redeemed its 9-3/4% debentures due April 1, 2016. This early retirement resulted in an extraordinary charge of $8 million ($5 million after income taxes).

     Additional information regarding the major changes in long-term debt during the periods and unused commitments for long-term financing is included in the Financial Condition discussion starting on page 27 in Management's Discussion and Analysis.

     Maturities of long-term debt due after December 31, 1993, are $43 million in 1994, $78 million in 1995, $9 million in 1996, $245 million in 1997, $17 million in 1998, and $241 million thereafter.

     Long-term debt consisted of the following at year-end 1993 and 1992:

(In millions of dollars)                                                                     1993             1992

Debentures -
  7% Debentures due November 1, 2011, net of unamortized
     debt discount of $116 million in 1993 and $118 million
     in 1992 (14.25% effective rate)                                                          $134             $132
  8-1/2% Sinking fund debentures due June 1, 2006                                               68               79
  7-1/4% Convertible subordinated sinking fund
     debentures due June 15, 2012, and convertible into
     common stock at $45.30 per share                                                            -              150
Commercial Paper (3.56% at December 31, 1993)                                                   15              120
Guaranteed Debt of Employee Stock Ownership Plan -
  9.47% Series A notes due in installments through
     January 2, 2000                                                                            44               49
  9.61% Series B notes due in installments through
     January 2, 2005                                                                            51               51
Notes Payable -
  Variable interest rate revolving credit agreements with
     banks (3.44% average rate at December 31, 1993)
     $70 million due August 15, 1995; $215 million due
     October 16, 1997                                                                          285              180
  Variable interest rate loan with banks (3.78% at
     December 31, 1993) due January 31, 1994                                                    36               40
                                                                                               633              801
Long-Term Debt Due Within One Year                                                             (43)
(9)

        Total                                                                                 $590             $792

     In addition to the debt shown above, the company guaranteed its ratable portion of the debt of an unconsolidated affiliate accounted for by the equity method totaling $16 million at both year-end 1993 and 1992. No loss is anticipated by reason of this guarantee.

11.     Contingencies

     Since August 1979, when the company filed a plan with the Nuclear Regulatory Commission to decommission a former operation in West Chicago, Illinois, a number of judicial and administrative proceedings have been filed. The operation, which was closed in 1973, processed thorium ores, leaving ore residues, process buildings, and equipment with some low-level radioactivity on site. While a number of these proceedings have been settled or resolved, several proceedings remain pending, and a license to decommission has not been received. Currently, the State of Illinois has jurisdiction of this site and continues to require offsite disposal of the material.

     In March 1992, the company entered into an agreement with a third party to provide for the disposal of such waste material at a permanent disposal facility in Utah, and the third party received a disposal license from the Nuclear Regulatory Commission in 1993. The agreement covers an estimated 13.5 million cubic feet of thorium mill tailings and other related materials. Removal of the waste material is subject to additional regulatory approvals being obtained.

     In September 1992, the Governor of Illinois signed the Uranium and Thorium Mill Tailings Control Act, which imposes on the company, beginning January 1, 1994, an annual fee of $2.00 per cubic foot of byproduct material stored at the former West Chicago mill site. The act also provides that the assessed fee may be used as reimbursement for removal expenses. In February 1993, the company filed suit in the Northern District of Illinois challenging this act on federal constitutional grounds and seeking to enjoin state officials from assessing such a fee. This suit is still pending. In early 1994, the company paid an assessed fee of $33 million under protest and filed suit in the Cook County Circuit Court protesting the amount of the fee, which the company believes, if any is due, should be $2 million.

     The aggregate decommissioning and relocation costs to the company are difficult to estimate because of the many contingencies. These contingencies include the absence of regulatory approval of a relocation plan. It is presently estimated, however, that the total remaining decommissioning costs, including the relocation costs that may be expended pursuant to the agreement referred to above, will approximate $150 million, payable over the time necessary to relocate the materials, presently estimated at between four and seven years. The company has established reserves for offsite disposal of the material. The costs to the company would be reduced to the extent the company is able to obtain reimbursement pursuant to the Energy Policy Act of 1992 (which could be up to $40 million). The company should also be able to recover substantially all the amounts it pays to the State of Illinois pursuant to the Uranium and Thorium Mill Tailings Control Act, previously referred to, as reimbursement of the company's removal costs.

     Almost all of the company's plants and facilities are subject to various environmental laws and regulations. In addition to the West Chicago site discussed above, the company has been notified that it may be responsible in varying degrees for a portion of the costs to clean up certain waste disposal sites and former plant sites. The total aggregate estimated cost to investigate and/or remediate all presently identified sites of former or current operations is $443 million of which $165 million was spent through December 31, 1993. Reserves for future expenditures totaled $278 million at December 31, 1993.

     The company is also a party to a number of other legal proceedings pending in various courts or agencies in which it or a subsidiary appears as plaintiff or defendant.

     Because of continually changing environmental laws and regulations, the nature of the company's businesses, the large number of other potentially responsible parties, and pending legal proceedings, it is not possible to reliably estimate the amount or timing of all future expenditures relating to these contingencies. The company provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable. Although management believes, after consultation with general counsel, that adequate reserves have been provided for all known contingencies, it is possible, due to the above-noted uncertainties, additional reserves could be required in the future that could have a material effect on results of operations in a particular quarter or annual period. However, the ultimate resolution of these commitments and contingencies, to the extent not previously provided for, should not have a material adverse effect on the company's financial position.

12.     Other Deferred Credits and Reserves

     Other deferred credits and reserves consisted of the following at year-end 1993 and 1992:

(In millions of dollars)                                                      1993            1992

Reserve for site dismantlement,
   reclamation, and remediation                                               $336            $352
Postretirement benefit obligations                                             103              99
Other                                                                           47              55

   Total                                                                      $486            $506

     During 1992, the company provided $205 million ($130 million after income tax benefits) for environmental reclamation and remediation of former plant sites, principally for the West Chicago, Illinois, facility decommissioning project and former chemical and refining operations sites. Similar provisions in the amount of $4 million and $11 million were made in 1993 and 1991, respectively.

13.     Fair Value of Financial Instruments

     The carrying amount and estimated fair value of the company's financial instruments, excluding foreign currency contracts discussed in Note 1, at December 31, 1993 and 1992, are as follows:

                                                              1993                             1992
                                                         Carrying         Fair            Carrying         Fair
(In millions of dollars)                                  Amount          Value            Amount          Value

Cash and short-term investments                              $ 96           $ 96              $ 66           $ 66
Long-term investments -
   U.S. government obligations                                 26             26                15             15
   Equity securities and
      notes receivable                                         16             46                 -              -
Long-term debt                                               (633)          (764)             (801)          (920)

     The carrying amount of cash and other short-term investments approximates fair value of those instruments due to their short maturity. The fair value of U.S. government obligations and equity securities is based on quoted market prices. The fair value of notes receivable is based on discounted cash flows. The fair value of the company's long-term debt is based on the quoted market prices for the same or similar debt issues or on the current rates offered to the company for debt with the same remaining maturity.

     It was not practicable to estimate the fair value of financial instruments totaling $12 million and $64 million at December 31, 1993 and 1992, respectively. These financial instruments include investments in untraded, closely held companies that are carried in the Consolidated Balance Sheet at original cost of $2 million and $14 million at December 31, 1993 and 1992, respectively. It was not practicable to estimate the fair value of long-term notes receivable held in connection with the sales of discontinued operations as the instruments are not marketable. At December 31, 1993, one such note was outstanding in the amount of $10 million (3.8% average 1993 interest rate). This note matures in November 1997. The other note was paid in full in 1993 prior to its scheduled 1997 maturity (see
Note 22). At December 31, 1992, these notes were carried at $40 million (3.8% average 1992 interest rate) and $10 million (4.5% average 1992 interest rate).

14.     Taxes, Other Than Income Taxes

  Taxes, other than income taxes, for the years ended December 31, 1993, 1992, and 1991, are composed of the following:

(In millions of dollars)                                                      1993            1992             1991

Production/severance                                                          $ 28            $ 33             $ 32
Payroll                                                                         19              19               20
Property                                                                        17              17               15
Other                                                                           15              15               16
                                                                                79              84               83
Motor fuel and other excise taxes(1)                                           239             219              207

   Total                                                                      $318            $303             $290

(1)   These taxes are excluded from both sales and costs.

15.     Income Taxes

     Effective January 1, 1992, the company adopted FAS No. 109, "Accounting for Income Taxes." For a discussion of the effects of this accounting change, see Note 2. The taxation of a company that has operations in several countries involves many complex variables, such as differing tax structures from country to country and the effect on U.S. taxation of international earnings. These complexities do not permit meaningful comparisons between the domestic and international components of income before income taxes and the provision for income taxes, and disclosures of these components do not provide indicators of relationships in future periods.

     Income (loss) before income taxes, extraordinary charge, and cumulative effect on prior years of changes in accounting principles is composed of the following:

(In millions of dollars)                                                      1993            1992             1991

Domestic                                                                      $120            $(99)            $152
International                                                                   (2)             35               14

   Total                                                                      $118            $(64)            $166

     During 1993, legislation was enacted that, among other things, increased the U.S. Federal income tax rate by 1% effective January 1, 1993. Separately, income tax rates in Australia were reduced from 39% to 33%. The deferred income tax balances were adjusted to reflect these new rates, which increased the 1993 U.S. Federal deferred provision by $2 million and decreased the international deferred benefit by $3 million. The provision (benefit) for income taxes on income (loss) before extraordinary charge and cumulative effect on prior years of changes in accounting principles for 1993, 1992, and 1991 is summarized below:

(In millions of dollars)                                                      1993            1992             1991

U.S. Federal -
   Current                                                                     $12            $ 20              $39
   Deferred                                                                     15             (67)              (3)
                                                                                27             (47)              36

International -
   Current                                                                      20              23               17
   Deferred                                                                    (13)            (14)               5
                                                                                 7               9               22

State                                                                            7               -                6

      Total                                                                    $41            $(38)             $64

41

     The net deferred tax asset in the following table is classified as Investments and Other Assets in the Consolidated Balance Sheet as it represents the net deferred tax asset in a foreign tax jurisdiction. Deferred tax liabilities (assets) at December 31, 1993 and 1992, are composed of the following:

(In millions of dollars)                                                                      1993             1992

Net deferred tax liability -
   Accelerated depreciation                                                                   $325             $313
   Exploration and development                                                                  61               59
   Undistributed earnings of foreign subsidiaries                                               28               34
   Postretirement benefits                                                                     (41)             (39)
   Dismantlement, reclamation, remediation,
      and other reserves                                                                      (110)            (119)
   Foreign operating loss carryforwards                                                        (62)             (51)
   Other                                                                                       (29)             (31)
                                                                                               172              166

Net deferred tax asset -
   Accelerated depreciation                                                                      8                9
   Other                                                                                         1                4
   Foreign operating loss carryforward                                                         (32)             (33)
                                                                                               (23)             (20)

      Total deferred taxes                                                                    $149             $146

     At year-end 1993, the company had foreign net operating loss carryforwards totaling $286 million that have no expiration dates.

     Prior to the change in accounting methods, the sources of deferred tax items and the corresponding tax effects during 1991 were as follows:

(In millions of dollars)

U.S. Federal -
   Accelerated depreciation                                                           $  1
   Exploration and development                                                           5
   Lease abandonment reserves                                                            3
   Capitalized interest                                                                 (1)
   Dismantlement, reclamation, remediation,
      and other reserves                                                                12
   Sale of domestic drilling operation                                                 (23)
                                                                                        (3)

International -
   Exploration and development                                                           5

      Total                                                                           $  2

     The Internal Revenue Service has examined the company's Federal income tax returns for all years through 1989, and the years have been closed through 1983. The company believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

     In the following table, the U.S. Federal income tax rate is reconciled to the company's effective tax rates for income before extraordinary charge and cumulative effect on prior years of changes in accounting principles as reflected in the Consolidated Statement of Income.

                                                                               1993            1992             1991

U.S. statutory rate                                                             35.0%          (34.0)%           34.0%
   Increases (decreases) resulting
      from -
         Statutory depletion in excess
            of cost depletion                                                   (4.9)           (4.7)            (4.2)
         Foreign income taxes                                                    3.8             2.4              4.8
         State income taxes                                                      4.4            (2.7)             2.5
         Adjustment of prior years' accruals                                    (6.3)          (12.6)                -
         Federal income tax credits                                             (2.1)           (4.6)             (.4)
         Adjustment of deferred tax balances
            due to tax rate changes                                              4.8                 -               -
         Other - net                                                                -           (3.5)             1.8

            Total                                                               34.7%          (59.7)%           38.5%

42

16.     Postretirement Benefits

     The company sponsors contributory plans to provide certain health care and life insurance benefits for retired employees. Substantially all the company's employees may become eligible for these benefits if they reach retirement age while working for the company. Effective January 1, 1992, the company adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." See Note 2 for a discussion of the effects of the adoption of this standard.

     At December 31, 1993 and 1992, the actuarial and recorded liabilities for postretirement benefits, none of which has been funded, are as follows:

                                                                       1993                        1992
(In millions of dollars)                                         Health           Life       Health           Life

Actuarial present value of accumulated
  postretirement benefit obligations -
     Retirees                                                       $(58)         $(18)         $(55)         $(14)
     Fully eligible active participants                              (11)           (2)          (11)           (2)
     Other active participants                                       (19)           (3)          (20)           (3)

        Total                                                        (88)          (23)          (86)          (19)
Unrecognized net (gain) loss                                           -             1             1            (1)

        Accrued postretirement benefit cost                         $(88)         $(22)         $(85)         $(20)

     For the years ended December 31, 1993 and 1992, the components of periodic expense for postretirement benefits were as follows:

                                                                       1993                        1992
(In millions of dollars)                                         Health             Life     Health             Life

Service Cost - benefits earned
  during the period                                                  $2              $1          $2              $1
Interest cost on accumulated
  postretirement benefit obligation                                   7               1           7               1

     Net postretirement benefit cost                                 $9              $2          $9              $2

     In prior years, the company recognized as expense the cost of retiree health care benefits as claims were paid, while the cost of providing life insurance benefits was recognized by expensing the annual insurance premiums paid. The amount included in expense for 1991 under the previous accounting method was $5 million.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation at December 31, 1993, was 12% in 1994, gradually declining to 4.5% in the year 2008 and thereafter. The assumed trend rate used in measuring the year-end 1992 obligation was 13% in 1993, gradually declining to 5.5% in the year 2006 and thereafter. The rate of increase in future compensation levels used in measuring the life insurance accumulated postretirement benefit obligation was 5% and 6% at December 31, 1993 and 1992, respectively. The weighted average discount rate used in determining both the health care and life insurance accumulated postretirement benefit obligations was 7.5% at December 31, 1993, and 8.5% at December 31, 1992.

     A 1% increase in the assumed health care cost trend rates for each future year would increase the accumulated postretirement benefit obligation by $10 million at December 31, 1993, and $18 million at December 31, 1992. Additionally, the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1993 and 1992, would increase by $1 million and $2 million, respectively, as a result of a 1% assumed increase.

17.     Retirement Plans

     Most of the company's employees are covered under noncontributory retirement plans of the company and certain of its subsidiaries. The benefits of these plans are based primarily on years of service and employees' remuneration near retirement. The company's policy is to fund the minimum amounts as permitted by the Employee Retirement Income Security Act of 1974. The company also sponsors supplemental retirement plans to provide employees with benefits provided for by the plans but in excess of the limits under the Federal tax law and to provide senior executives with benefits equal to a specified percentage of their final average compensation.

     The funded status of the plans with assets in excess of accumulated benefits at December 31, 1993 and 1992, is as follows:

(In millions of dollars)                                                                      1993             1992

Plan assets at fair value                                                                    $ 415            $ 368
Actuarial present value of accumulated
   benefit obligations -
      Vested                                                                                  (266)            (233)
      Nonvested                                                                                (21)              (9)

         Total                                                                                (287)            (242)

         Plan assets in excess of accumulated
            benefit obligations                                                              $ 128            $ 126

Plan assets at fair value                                                                    $ 415            $ 368
Projected benefit obligations -
   Actuarial present value of accumulated
      benefit obligations                                                                     (287)            (242)
   Projected salary increases                                                                  (49)             (51)

         Total                                                                                (336)            (293)

         Plan assets in excess of projected
            benefit obligations                                                                 79               75
Unrecognized net asset at January 1, 1987                                                      (28)             (31)
Unrecognized prior service costs                                                                27               29
Unrecognized net gain                                                                          (65)             (61)

         Pension prepayment at end of year                                                   $  13            $  12

     In determining the actuarial present value of the projected benefit obligation at December 31, 1993 and 1992, the rate of increase in future compensation levels was 5% and 6%, respectively, and the discount rate was 7.5% and 8.5%, respectively. The expected long-term rate of return on plan assets was 9% for 1993 and 1992.

     Net periodic pension costs for each of the three years ended
December 31, 1993, 1992, and 1991 are summarized as follows:

(In millions of dollars)                                                      1993            1992             1991

Service cost - benefits earned
   during the period                                                           $10             $ 9              $ 9
Interest cost on projected benefit
   obligations                                                                  24              21               20
Return on plan assets                                                          (69)            (35)             (91)
Net amortization and deferral                                                   34               1               62

      Net pension cost (credit)                                                $(1)            $(4)             $ -

44

18.   Stockholders' Equity

   Changes in common stock, capital in excess of par value, and treasury stock for 1993, 1992, and 1991 are as follows:

                                                         Common Stock          Capital in        Treasury Stock
(In millions of dollars and                             Shares         Par      Excess of
  thousands of shares)                                  Issued        Value     Par Value        Shares        Cost

Balance December 31, 1990                                 53,150       $53           $281           4,696       $182
  Exercise of stock options and
     stock appreciation rights                                19         -              1               -          -
  Issuance of restricted stock, net
     of forfeitures                                            -         -              -             (26)        (1)
  Purchase of shares                                           -         -              -             270         11
Balance December 31, 1991                                 53,169        53            282           4,940        192
  Exercise of stock options and
     stock appreciation rights                                23         -              1               -          -
  Issuance of restricted stock, net
     of forfeitures                                            -         -              -             (32)        (1)
Balance December 31, 1992                                 53,192        53            283           4,908        191
  Exercise of stock options and
     stock appreciation rights                                76         -              2               -          -
  Issuance of restricted stock, net
     of forfeitures                                            -         -              -              (1)         -
  Issuance of shares upon debt
     conversion(1)                                             -         -             23          (3,294)      (128)

Balance December 31, 1993                                 53,268       $53           $308           1,613       $ 63


(1)See Note 10 for a discussion of the debt conversion.

     The company has 40 million shares of preferred stock without par value authorized, and none is issued.

     Treasury stock totaling 1,100 shares, 33,350 shares, and 28,325 shares was issued as restricted stock to certain employees during 1993, 1992, and 1991, respectively. The restrictions on these shares lapse three years from the date of issue. The remaining restrictions on 16,062 shares issued in 1988 lapsed in 1991.

     In 1986, the company's Board of Directors adopted a stockholder-rights plan, which was subsequently amended and restated as of July 11, 1989. Such rights were distributed as a dividend at the rate of one right for each share of the company's common stock. Generally, the rights may be redeemed at $.05 per right 10 days after a person or group acquires 15% or more of the company's common stock. After the rights are no longer redeemable, each right would then entitle the holder (other than a 15% holder) to buy the company's common stock having a market value of twice the exercise price of $85. In the event the company is acquired in a merger or other business combination transaction, each right would entitle the holder to buy, at the exercise price of $85, the number of shares of the acquiring company's common stock having a market value of twice the right's exercise price. Unless redeemed earlier, the rights expire in 1996.

19.     Employee Stock Option Plans

     As amended in May 1992, the 1987 Long Term Incentive Program authorized the issuance of 1,790,000 shares of the company's common stock through December 31, 2002, in the form of stock options, restricted stock, or long-term performance awards. The options may be accompanied by stock appreciation rights.

     The 1984 and the 1978 Employee Stock Option Plans authorized the granting of options over 10-year periods for up to 1,000,000 and 800,000 shares, respectively, of common stock and accompanying stock appreciation rights. The 1984 plan was terminated on May 3, 1988, and the 1978 plan was terminated on May 1, 1984. After those dates, no further options could be granted under either plan, although options and any accompanying stock appreciation rights outstanding at those times can be exercised prior to their respective expiration dates.

    Transactions during the past three years under these plans are summarized below:

                                  1978 Stock Option Plan        1984 Stock Option Plan      1987 Incentive Program
                                 Shares   Price per Share      Shares  Price per Share     Shares   Price per Share

Balance outstanding
  December 31, 1990               35,900   $27.38-$34.34      131,783   $27.06-$33.38     443,762    $32.38-$50.50
     Options granted                   -        -      -            -        -      -     136,600     39.56- 45.06
     Options exercised                 -        -      -            -        -      -     (13,397)    32.38- 49.25
     Options surrendered upon
        exercise of stock
        appreciation rights      (10,350)   27.38- 34.34      (24,266)   27.06- 33.38      (3,667)    32.38- 38.06
     Options cancelled                 -        -      -         (517)   27.06      -     (33,113)    38.06- 49.25
Balance outstanding
  December 31, 1991               25,550    27.38- 34.00      107,000    27.06- 33.38     530,185     32.38- 50.50
     Options granted                   -        -      -            -        -      -     142,550     36.69- 40.81
     Options exercised            (1,000)   27.38      -       (4,750)   33.38      -      (8,481)    32.38- 39.56
     Options surrendered upon
        exercise of stock
        appreciation rights      (24,550)   27.38- 34.00      (14,250)   27.06      -      (3,001)    32.38      -
     Options cancelled                 -        -      -            -        -      -     (17,350)    32.38- 49.25
Balance outstanding
  December 31, 1992                    -                       88,000    27.06- 33.38     643,903     32.38- 50.50
     Options granted                                                -        -      -     327,300     43.00- 51.69
     Options exercised                                         (6,000)   27.06      -     (61,333)    32.38- 49.25
     Options surrendered upon
        exercise of stock
        appreciation rights                                   (24,500)   27.06- 33.38     (40,733)    32.38- 49.25
     Options cancelled                                              -        -      -      (9,515)    39.56- 49.25
Balance outstanding
  December 31, 1993                                            57,500    27.06- 33.38     859,622     32.38- 51.69
Options exercisable
  December 31, 1993                                            57,500    27.06- 33.38     406,740     32.38- 50.50
Shares available to be
  granted December 31, 1993                                         -                     615,326

     With respect to all options outstanding on December 31, 1993, the average option price was $43.78; expiration dates ranged from March 31, 1994, to October 18, 2003; and the market value of each share subject to options was $45.50, based on the average of the high and low prices as reported in the Wall Street Journal's NYSE Composite Transactions on December 31, 1993.

20.     Employee Stock Ownership Plan

     In 1989, the company's Board of Directors approved a leveraged Employee Stock Ownership Plan (ESOP) into which is paid the company's matching contribution for the employees' contributions to the Kerr-McGee Corporation Savings Investment Plan (SIP). Subsequently, the ESOP borrowed $125 million from a group of lending institutions and used the borrowings to purchase 2.7 million shares of the company's treasury stock at $46.63 per share. The company used the $125 million proceeds from the sale of stock to reacquire shares of its common stock on the open market and in privately negotiated transactions.

     The company has guaranteed the ESOP's borrowings. The borrowings, which are reflected as Long-Term Debt in the Consolidated Balance Sheet, are offset by a like amount of deferred compensation in Stockholders' Equity. As company contributions and dividends on the shares held by the ESOP are used to make principal and interest payments on the loan, shares are allocated to employees' accounts based on their savings contributions to the SIP. Both the long-term debt and the deferred compensation in Stockholders' Equity are reduced in equal amounts as the ESOP loan is repaid.

     The company recognized ESOP-related expense of $15 million in each of the years 1993 and 1992 and $16 million in 1991. These amounts include interest expense incurred on the ESOP debt of $9 million in 1993, $10 million in 1992, and $10 million in 1991. The company contributed $12 million cash to the ESOP in 1993, $14 million in 1992, and $15 million in 1991. The cash contributions are net of $4 million for the dividends paid on the company stock held by the ESOP in each of the years 1993, 1992, and 1991.


21.     Other Financial Information

     Condensed financial information relating to the company's previously unconsolidated, wholly owned finance and insurance subsidiaries is summarized below:

(In millions of dollars)                                                      1993            1992             1991

Results of operations -
   Interest income                                                            $ 13            $ 12               $9
   Net income                                                                    3               3                2

Financial position -
   Assets                                                                     $245            $357
   Liabilities                                                                (151)           (266)

      Stockholder's equity                                                    $ 94            $ 91

22.     Discontinued Operations

     During 1990, the company disposed of its contract drilling operations, which had been conducted by the Transworld Drilling companies. The sale of the domestic assets was completed in January 1991, and Kerr-McGee received cash and a $70 million note. The terms of this note were subsequently modified in a late-1991 debt restructuring. During 1993, the note was paid in full prior to its scheduled 1997 maturity. At year-end 1992, the company's investment in the note, classified as Investments and Other Assets in the Consolidated Balance Sheet, was $40 million, which included $1 million of accrued interest income. Additional interest income of $2 million would have been recorded under the original terms of the note in 1992.

23.     Reporting by Business Segments

(In millions of dollars)                                                     1993            1992             1991

Sales -
   Exploration and production(1)                                            $  369          $  349           $  360
   Refining and marketing                                                    1,992           2,175            2,127
   Chemicals                                                                   556             515              454
   Coal                                                                        328             307              315
   Other                                                                        36              36               18

      Total                                                                 $3,281          $3,382           $3,274

Operating profit (loss) -
   Exploration and production                                               $   82          $   91           $   67
   Refining and marketing                                                      (28)            (21)              31
   Chemicals                                                                    70              79              101
   Coal                                                                         80              77               77
   Other                                                                        (5)              3               (9)

      Total                                                                 $  199          $  229           $  267

Net operating profit (loss) -
   Exploration and production                                               $   52          $   53           $   34
   Refining and marketing                                                      (19)            (13)              20
   Chemicals                                                                    44              50               64
   Coal                                                                         58              53               57
   Other                                                                        (3)              3               (4)

      Total                                                                    132             146              171
Net interest expense                                                           (27)            (34)             (36)
Net nonoperating expense(2)                                                    (28)           (138)             (33)
Extraordinary charge, net of income taxes                                        -              (5)               -
Cumulative effect on prior years of
   changes in accounting principles,
   net of income taxes                                                           -             (70)               -

Net income (loss)                                                           $   77          $ (101)          $  102

Sales to unaffiliated customers -
   U.S. operations                                                          $3,045          $3,174           $3,076

   International operations:(3)
      Canada - exploration and production                                       53              48               50
      North Sea - exploration and production                                    81              92              107
      Australia - chemicals                                                    100              67               40
      Other                                                                      2               1                1
                                                                               236             208              198

      Total                                                                 $3,281          $3,382           $3,274


Operating profit (loss) -
   U.S. operations                                                            $210            $217             $257

   International operations:
      Canada - exploration and production                                        2               2                3
      North Sea - exploration and production                                     3               6               13
      Australia - chemicals                                                    (13)            (13)              (2)
      Other                                                                     (3)             17               (4)
                                                                               (11)             12               10

          Total                                                               $199            $229             $267


(1)Excludes intercompany sales, primarily crude oil sales, of $195 million in 1993, $211 million in 1992, and $200 million in 1991.

(2)Includes provision for reclamation and remediation of $130 million in 1992.

(3)Excludes international crude oil sales to domestic affiliates of $39 million in 1993, $55 million in 1992, and $56 million in 1991.

(In millions of dollars)                                                      1993            1992             1991

Depreciation and depletion expense -
   Exploration and production                                                 $188            $183             $182
   Refining and marketing                                                       26              23               18
   Chemicals                                                                    49              49               46
   Coal                                                                         26              25               27
   Other                                                                        14              14               12

      Total                                                                   $303            $294             $285

Capital expenditures -
   Exploration and production                                                 $318            $264             $318
   Refining and marketing                                                       34              40               54
   Chemicals                                                                    39              33               89
   Coal                                                                         28              69               20
   Other                                                                         6               9               33

      Total capital expenditures                                               425             415              514

Exploration expenses -
   Petroleum exploration and production:
      Dry hole costs                                                            28               5               27
      Amortization of undeveloped leases                                        18              18               19
      Other                                                                     22              29               30
          Total                                                                 68              52               76
   Minerals and other                                                            3               3                5
          Total exploration expenses                                            71              55               81
   Less - Amortization of oil and gas
      and minerals leases and other
      noncash expenses                                                         (18)            (18)             (19)
                                                                                53              37               62

          Total capital expenditures and
             cash exploration expenses                                      $  478          $  452           $  576

Identifiable assets -
   Exploration and production                                               $1,669          $1,547           $1,409
   Refining and marketing                                                      541             595              529
   Chemicals                                                                   733             753              755
   Coal                                                                        335             327              282
   Other                                                                       135             127              143
          Total                                                              3,413           3,349            3,118
Corporate assets                                                               134             172              303

          Total                                                             $3,547          $3,521           $3,421

Identifiable assets -
   U.S. operations                                                          $2,223          $2,256           $2,213

   International operations:
      Canada - exploration and production                                      206             233              194
      North Sea -  exploration and production                                  681             516              417
      Australia - chemicals                                                    256             300              246
      Other                                                                     47              44               48
                                                                             1,190           1,093              905

          Total                                                             $3,413          $3,349           $3,118

24.   Results of Operations from Crude Oil and Natural Gas Activities

   The results of operations from crude oil and natural gas activities for the three years ended December 31, 1993, consisted of the following:

                                       Gross Revenues
                                Sales to     Sales to          Production   Other                      Depreciation
                              Unaffiliated  Affiliated          (Lifting)   Related   Exploration     and Depletion   Income Tax
(In millions of dollars)        Entities     Entities   Total     Costs     Costs       Expenses         Expenses      Expenses

1993 -
  Domestic                        $203         $129     $332      $105         $ 8         $36              $119          $20
  Canada                            50            2       52        17           1           8                24            -
  North Sea                         77           17       94        45           -          13                36            -
  Other international                -           22       22         7           -          11                 5            5
    Total crude oil and
      natural gas activities       330          170      500       174           9          68               184           25
  Gas processing,
    pipelines and other(1)          39           25       64        43           -           -                 4            5
        Total                     $369         $195     $564      $217         $ 9         $68              $188          $30

1992 -
  Domestic                        $187         $130     $317      $111           8         $28              $109          $19
  Canada                            44            2       46        17           1           8                20            -
  North Sea                         89           27      116        47           8          14                44            2
  Other international                -           28       28         8           -           2                 7           12
    Total crude oil and
      natural gas activities       320          187      507       183          17          52               180           33
  Gas processing,
    pipelines and other(1)          29           24       53        34           -           -                 3            5
        Total                     $349         $211     $560      $217         $17         $52              $183          $38

1991 -
  Domestic                        $168         $123     $291      $105          10         $34              $104          $13
  Canada                            44            1       45        17           1          12                16           (1)
  North Sea                        104           31      135        50           6          16                53            4
  Other international                1           25       26         8           -          14                 6            6
    Total crude oil and
      natural gas activities       317          180      497       180          17          76               179           22
  Gas processing,
    pipelines and other(1)          43           20       63        38           -           -                 3           11
        Total                     $360         $200     $560      $218         $17         $76              $182          $33




(1)Gas processing plants, pipelines, and other do not fit a strict definition of crude oil and natural gas activities but have been included above to reconcile to the segment presentations.

     The table below presents the average sales price per unit of crude oil and natural gas produced and the production costs per barrel of oil equivalent during each of the past three years.

                                                                             1993            1992             1991

Average sales price -
   Crude oil (per barrel)
      Domestic                                                              $15.76          $18.17           $19.24
      Canada                                                                 14.65           16.24            17.36
      North Sea                                                              15.90           18.71            19.64
      Other international                                                    14.97           17.44            16.71
           Average                                                           15.64           18.11            19.01

   Natural gas (per MCF)
      Domestic                                                                2.03            1.67             1.49
      Canada                                                                  1.42            1.03             1.15
      North Sea                                                               1.39            1.73             1.72
           Average                                                            1.92            1.56             1.44

Production costs -
   (per barrel of oil equivalent)(1)
      Domestic                                                                4.32            4.61             4.60
      Canada                                                                  3.44            3.51             4.18
      North Sea                                                               7.24            7.80             7.18
      Other international                                                     5.11            4.98             5.39
           Average                                                            4.73            5.01             5.09

(1)Natural gas production has been converted to a barrel of oil equivalent based on approximate relative heating value (6 MCF equals 1 barrel).

25.     Capitalized Costs of Crude Oil and Natural Gas Activities

     Capitalized costs of crude oil and natural gas activities and the related reserves for depreciation, depletion, and amortization at the end of 1993 and 1992 are set forth below:

(In millions of dollars)                                                                          1993             1992

Capitalized costs -
   Proved properties                                                                             $3,680           $3,411
   Unproved properties                                                                              103              125
                                                                                                  3,783            3,536

Reserves for depreciation, depletion, and amortization -
   Proved properties                                                                              2,241            2,097
   Unproved properties                                                                               53               55
                                                                                                  2,294            2,152

      Net capitalized costs                                                                      $1,489           $1,384

26.     Costs Incurred in Crude Oil and Natural Gas Activities

     Total expenditures, both capitalized and expensed, for crude oil and natural gas property acquisition, exploration, and development activities for the three years ended December 31, 1993, are reflected in the following table:

                                                  Property
                                                 Acquisition              Exploration             Development
(In millions of dollars)                          Costs (1)                 Costs (2)              Costs (3)

1993 -
   Domestic                                               $  5                      $48                      $93
   Canada                                                    -                        5                        6
   North Sea                                                 -                       16                      172
   Other international                                       3                        9                        3
      Total                                               $  8                      $78                     $274

1992 -
   Domestic                                               $ 11                      $29                     $ 87
   Canada                                                    1                        6                        8
   North Sea                                                 -                       22                      123
   Other international                                       -                        1                        2
      Total                                               $ 12                      $58                     $220

1991 -
   Domestic                                               $122                      $29                     $ 61
   Canada                                                   11                       12                       11
   North Sea                                                 -                       16                       93
   Other international                                       -                       13                        3
      Total                                               $133                      $70                     $168





(1)Includes $8 million and $109 million applicable to purchases of reserves in place in 1992 and 1991, respectively.

(2)Exploration costs include delay rentals, exploration staff, exploratory dry holes, dry hole and bottom hole contributions, geological and geophysical studies, costs of carrying and retaining properties, etc., plus capital expenditures, such as costs of drilling and equipping successful exploratory wells, etc.

(3)Development costs include costs incurred to obtain access to proved reserves (surveying, clearing ground, building roads, etc.), to drill and equip development wells, and to acquire, construct, and install production facilities and improved recovery systems. Development costs also include costs of developmental dry holes.

27.     Crude Oil, Condensate, and Natural Gas Net Reserves (Unaudited)

     The estimates of proved reserves have been prepared by the company's geologists and engineers. Such estimates include reserves on certain properties that are partially undeveloped and reserves that may be obtained in the future by secondary recovery operations now in operation or for which successful testing has been demonstrated. The company does not have any proved reserves attributable to long-term supply agreements with governments, consolidated subsidiaries in which there are significant minority interests, or affiliates accounted for by the equity method.

     The following table summarizes the changes in the estimated quantities of the company's crude oil and condensate and natural gas reserves for the three years ended December 31, 1993:

                                                                Crude Oil and Condensate                            Natural Gas
                                                          (In millions of barrels)                   (In billions of cubic fee
                                                                 International                              International
                                                                     North                                       North
                                                   Domestic  Canada   Sea   Other  Total       Domestic  Canada   Sea   Other Total

Proved developed and undeveloped reserves -
  Balance December 31, 1990                          51.0    13.7    65.6    6.0   136.3       541.4    120.3   160.0    4.0  825.7
    Revisions of previous estimates                   4.2      .8     2.2     .2     7.4         9.7      9.4      .7      -   19.8
    Purchases of reserves in place                   12.0      .3       -      -    12.3        32.9     13.1       -      -   46.0
    Sales of reserves in place                        (.1)    (.3)      -      -     (.4)        (.3)     (.3)      -      -    (.6)
    Extensions, discoveries, and other additions     21.7     1.5       -      -    23.2        43.6      9.8       -      -   53.4
    Production                                       (8.4)   (1.7)   (6.8)  (1.5)  (18.4)      (86.7)   (14.6)   (1.0)     - (102.3)
  Balance December 31, 1991                          80.4    14.3    61.0    4.7   160.4       540.6    137.7   159.7    4.0  842.0
    Revisions of previous estimates                    .5      .9     5.1    1.2     7.7        19.8      3.4     2.6      -   25.8
    Purchases of reserves in place                    2.1      .1       -      -     2.2         1.2       .1       -      -    1.3
    Sales of reserves in place                        (.3)    (.7)      -      -    (1.0)       (5.7)    (8.0)      -      -  (13.7)
    Extensions, discoveries, and other additions      1.2      .6    20.0      -    21.8        17.7      9.6       -      -   27.3
    Production                                       (9.3)   (1.7)   (5.9)  (1.6)  (18.5)      (88.2)   (18.9)    (.9)     - (108.0)
  Balance December 31, 1992                          74.6    13.5    80.2    4.3   172.6       485.4    123.9   161.4    4.0  774.7
    Revisions of previous estimates                   5.2      .7     6.4     .3    12.6        (6.2)    (7.2)   16.2   (4.0)  (1.2)
    Purchases of reserves in place                     .3       -       -   26.1    26.4          .2        -       -      -     .2
    Sales of reserves in place                        (.4)    (.1)      -      -     (.5)       (3.3)    (1.7)      -      -   (5.0)
    Extensions, discoveries, and other additions      5.9      .6      .8      -     7.3        21.7     14.2     8.2      -   44.1
    Production                                      (10.1)   (1.7)   (6.1)  (1.5)  (19.4)      (85.2)   (18.4)    (.9)     - (104.5)

  Balance December 31, 1993                          75.5    13.0    81.3   29.2   199.0       412.6    110.8   184.9      -  708.3


Proved developed reserves -
  December 31, 1990                                  39.4    12.3    24.6    5.9    82.2       404.1    114.0    54.0    4.0  576.1
  December 31, 1991                                  42.7    12.8    20.9    4.4    80.8       378.4    131.5    56.9    4.0  570.8
  December 31, 1992                                  40.1    13.4    16.3    3.9    73.7       345.5    120.4    56.8    4.0  526.7
  December 31, 1993                                  44.8    12.9    40.5    2.7   100.9       346.8    107.4   113.2      -  567.4

28.     Standardized Measure of and Reconciliation of Changes in
        Discounted Future Net Cash Flows (Unaudited)

     The standardized measure of future net cash flows presented in the following table was computed using year-end prices and costs and a 10% discount factor. The future income tax expense was computed by applying the appropriate year-end statutory rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows less the tax basis of the properties involved. However, the company cautions that actual future net cash flows may vary considerably from these estimates. Although the company's estimates as to total reserves, development, and production rates were based upon the best information available, the development and production of the oil and gas reserves may not occur in the periods assumed. Actual prices realized and costs incurred may vary significantly from those used. Therefore, such estimated future net cash flow computations should not be considered to represent the company's estimate of the expected revenues or the current value of existing proved reserves.

                                                        Future                                                Standardized
                                                      Development                                 10%          Measure of
                                       Future       and Production     Future      Future Net    Annual    Discounted Future
(In millions of dollars)            Cash Inflows         Costs      Income Taxes   Cash Flows   Discount     Net Cash Flows

1993 -
  Domestic                             $1,822           $  968            $189       $  665     $  251          $  414
  Canada                                  352              141              58          153         51             102
  North Sea                             1,542              662             161          719        256             463
  Other international                     350              288              23           39         56             (17)

    Total                              $4,066           $2,059            $431       $1,576     $  614          $  962

1992 -
  Domestic                             $2,285           $1,038            $323       $  924       $372            $552
  Canada                                  410              138              83          189         80             109
  North Sea                             1,854              828             309          717        280             437
  Other international                      75               46              21            8          2               6

    Total                              $4,624           $2,050            $736       $1,838       $734          $1,104

1991 -
  Domestic                             $2,284           $1,140            $286       $  858       $391          $  467
  Canada                                  341              148              47          146         59              87
  North Sea                             1,650              722             281          647        312             335
  Other international                      74               43              21           10          2               8

    Total                              $4,349           $2,053            $635       $1,661       $764          $  897

     The changes in the standardized measure of future net cash flows are presented below for each of the past three years:

(In millions of dollars)                                                     1993            1992             1991

Net change in sales and transfer prices
   and in production costs                                                  $ (433)         $  149          $(1,070)
Changes in estimated future development
   costs                                                                      (137)            (32)             (99)
Sales and transfers less production costs                                     (326)           (324)            (317)
Purchases of reserves in place                                                  (9)              9               83
Changes due to extensions,
   discoveries, etc.                                                            96              99               23
Changes due to revisions in quantity
   estimates                                                                    86              32               91
Current period development costs                                               274             220              168
Accretion of discount                                                          150             122              211
Changes in income taxes                                                        156             (71)             396
Timing and other                                                                 1               3               18
  Net change                                                                  (142)            207             (496)
Total at beginning of year                                                   1,104             897            1,393

Total at end of year                                                        $  962          $1,104          $   897

29.     Supplementary Mineral Ore Reserve and Price Data (Unaudited)

     The following table represents selected statistics related to the company's mineral operations. Mineral reserves presented in the following table represent those estimated quantities of proved and probable ore that, under presently anticipated conditions, may be profitably recovered and processed for the extraction of their mineral content. Future production of these resources is dependent on many factors, including market conditions and government regulations.

(In thousands of tons)                                        1993          1992         1991          1990          1989

Proved and probable (demonstrated) reserves, December 31 -
  Coal                                                      887,900       906,400      774,900       793,600       785,200
  Heavy minerals                                              8,000(1)      8,600        9,000         9,500         9,600
Production -
  Coal                                                       23,325        20,756       21,750        19,782        17,525
  Heavy minerals                                                263           262          251           139             -
Average market price (per ton) -
  Coal                                                       $13.78        $14.57      $ 14.18       $ 13.52        $13.88
  Heavy minerals                                              69.47         77.99       101.35        101.53             -


(1)  Represents 270 million tons of sand containing 3.0% heavy minerals in Western Australia.  The percentages of valuable heavy minerals within the heavy mineral concentrate are 3.8% rutile, 61.0% ilmenite, 6.8% leucoxene, and 10.3% zircon.

30.     Quarterly Financial Information (Unaudited)

     During 1992, the company adopted FAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and FAS 109,
"Accounting for Income Taxes" (see Note 2).

     A summary of quarterly consolidated results for 1993 and 1992 is presented below:

                                                                                           Per Common Share
                                                 Income (Loss)                        Income (Loss)
                                              Before Extraordinary                 Before Extraordinary
                                              Charge and Cumulative                Charge and Cumulative
(In millions of                               Effect on Prior                      Effect on Prior
dollars, except                   Operating   Years of Changes In     Net Income   Years of Changes in     Net Income
per-share amounts)      Sales      Profit     Accounting Principles     (Loss)     Accounting Principles     (Loss)

1993 Quarter Ended -
   March 31           $  783        $ 55              $ 24             $  24              $ .50            $  .50
   June 30               846          71                34                34                .70               .70
   September 30          819          49                19                19                .39               .39
   December 31           833          24                 -                 -                  -                 -

      Total           $3,281        $199              $ 77             $  77              $1.57(1)         $ 1.57(1)

1992 Quarter Ended -
   March 31           $  783        $ 36              $ 13             $ (60)             $ .26            $(1.24)
   June 30               876          83                32                32                .68               .68
   September 30          858          55                29                29                .60               .60
   December 31           865          55              (100)             (102)             (2.07)            (2.12)

      Total           $3,382        $229              $(26)            $(101)             $(.53)           $(2.08)


(1)The 1993 quarterly amounts do not add to the annual per-share amount due to shares issued during the year (see Note 18).

     The company's common stock is listed for trading on the New York Stock Exchange and on December 31, 1993, was held by approximately 12,000 shareholders. The ranges of sales prices and dividends declared during the last two years were as follows:

                                           Market Prices                                    Dividends
                                      1993                        1992                      per Share
                                  High         Low            High       Low              1993           1992

Quarter Ended -
  March 31                       49-3/8       41-3/4         40         35-5/8            $.38           $.38
  June 30                        53-1/4       47-3/4         43-1/4     36-1/2             .38            .38
  September 30                   56           48             46-3/8     38-5/8             .38            .38
  December 31                    54           43-5/8         45-1/2     38-3/4             .38            .38

Kerr-McGee Corporation

Six-Year Financial Summary

(In millions of dollars, except per-share amounts)               1993      1992     1991      1990      1989      1988

Summary of Net Income (Loss)
Sales                                                           $3,281    $3,382   $3,274    $3,683    $3,000    $2,611
Operating costs and expenses                                     3,135     3,422    3,090     3,374     2,732     2,404
Interest expense                                                    47        66       78        86        72        65
Total costs and expenses                                         3,182     3,488    3,168     3,460     2,804     2,469
                                                                    99      (106)     106       223       196       142
Other income (expense)                                              19        42       60       (67)       19        25
Provision (benefit) for income taxes                                41       (38)      64        43        81        56
Income (loss) from continuing operations before
  extraordinary charge and cumulative effect on prior
  years of changes in accounting principles                         77       (26)     102       113       134       111
Income (loss) from discontinued operations                           -         -        -        37        22        (1)
Extraordinary charge                                                 -        (5)       -         -         -         -
Cumulative effect on prior years of changes in
  accounting principles                                              -       (70)       -         -         -         -

Net income (loss)                                               $   77    $ (101)  $  102    $  150    $  156    $  110

Common Stock Information, per Share
Net income (loss) per common share
  Continuing operations                                          $1.57    $ (.53)  $ 2.10    $ 2.26    $ 2.75    $ 2.29
  Discontinued operations                                            -         -        -       .75       .45      (.02)
  Extraordinary charge                                               -      (.10)       -         -         -         -
  Cumulative effect on prior years of changes
    in accounting principles                                         -     (1.45)       -         -         -         -
      Total                                                      $1.57    $(2.08)  $ 2.10    $ 3.01    $ 3.20    $ 2.27
Dividends declared                                                1.52      1.52     1.50      1.41      1.27      1.10
Stockholders' equity                                             29.24     27.93    31.43     30.70     29.31     29.37
Market high for the year                                         56.00     46.38    46.88     53.63     52.00     42.88
Market low for the year                                          41.75     35.63    35.13     42.38     37.38     32.75
Market price at year-end                                        $45.25    $45.00   $38.63    $44.88    $50.75    $37.88
Shares outstanding at year-end (thousands)                      51,655    48,284   48,229    48,453    50,144    48,327

Balance Sheet Information
Working capital                                                 $   79    $  210   $  343    $  472    $  328    $  230
Property, plant, and equipment, net                              2,513     2,422    2,299     2,169     2,373     2,203
Total assets                                                     3,547     3,521    3,421     3,473     3,332     3,123
Long-term debt                                                     590       792      926       805       858       615
Stockholders' equity                                             1,512     1,350    1,516     1,491     1,476     1,422

Cash Flow Information
Net cash provided by operating activities                          424       277      194       579       346       397
Capital expenditures                                               451       373      504       488       365       323
Dividends paid                                                      73        73       72        69        58        53
Sale (purchase) of treasury stock, net                          $    -    $    -   $  (13)   $  (98)   $   83    $    -

Ratios and Percentage
Current ratio                                                      1.1       1.3      1.6       1.7       1.6       1.4
Average price/earnings ratio                                      31.1        NM     19.5      15.9      14.0      16.7
Total debt to total capitalization                                 37%       42%       39%      34%        37%       33%

Kerr-McGee Corporation