Form 10-K405, Exhibit 13
KERR MCGEE CORP
filed 1995-03-30
CIK 55458

Management's Discussion and Analysis

Results of Consolidated Operations

     The company's net income for 1994 was $90 million, or $1.74 per common share, compared with 1993 net income of $77 million, or $1.57 per common share, and a 1992 net loss of $101 million, or $2.08 per common share. The 1992 loss included after-tax charges for the cumulative effect on prior years of changes in accounting principles of $70 million, or $1.45 per common share (see Note 2), and $5 million, or $.10 per common share, for the early extinguishment of the 9-3/4% debt (see Note 9). Excluding these charges, the net loss was $26 million, or $.53 per common share. The 1992 net loss also included a provision of $205 million, or $130 million after income tax benefits, for environmental reclamation and remediation of inactive sites.
     Operating profit for 1994 was $245 million, compared with $199 million and $229 million for 1993 and 1992, respectively. The $46 million increase in 1994 operating profit was due to improved results from refining and marketing and chemical operations, which more than offset the decreased operating profit from exploration and production and coal. The $30 million decrease in 1993 operating profit, compared with 1992, resulted from lower operating profit from all segments except coal, which increased slightly.
     Consolidated sales totaled $3.4 billion for 1994, compared with $3.3 billion for 1993 and $3.4 billion for 1992. The slight improvement in 1994 revenues was primarily due to higher crude oil and titanium dioxide pigment sales volumes and higher international pigment sales prices partially offset by lower crude oil, natural gas, and coal sales prices and lower natural gas sales volumes.
     Costs and operating expenses decreased $11 million in 1994, primarily due to lower crude oil costs for refining and marketing operations, partially offset by higher costs for exploration and production resulting from increased crude oil production and higher costs for chemical operations due to higher production volumes. The $90 million decrease in 1993 costs and operating expenses, compared with 1992, was due to lower crude oil and feedstock costs for refining and marketing operations, partially offset by higher costs resulting from increased sales volumes of coal and certain chemical products.
     Selling, general, and administrative expenses for 1994 were $20 million higher than 1993 due to restructuring costs and higher provisions for bad debts. The $16 million decrease in selling, general, and administrative expenses in 1993, compared with 1992, resulted from 1992 restructuring costs and lower costs associated with assets sold in prior years.
     Exploration costs for 1994, 1993, and 1992 were $85 million, $71 million, and $55 million, respectively. The 1994 increase resulted primarily from higher geophysical and dry hole costs. The increase in 1993 resulted primarily from higher dry holes costs.
     Provisions for environmental reclamation and remediation of inactive facilities totaled $10 million, $4 million, and $205 million in 1994, 1993, and 1992, respectively. These amounts represented additional provisions established for the removal of low-level radioactive materials from the company's inactive facility in West Chicago, Illinois, and reclamation of several other inactive facilities.
     Interest and debt expense of $59 million for 1994 was $12 million higher than for the prior year, primarily due to lower capitalized interest, higher average interest rates, and higher debt. Interest and debt expense for 1993 decreased $19 million from the prior year, primarily due to lower average interest rates, lower debt, and higher capitalized interest. Other income for 1994 increased $4 million from 1993 due to higher interest income. Other income totaled $19 million for 1993, a $23 million decrease from 1992. This decrease was primarily due to lower foreign currency transaction gains.

Segment Operations

     Operating profit (loss) from each of the company's segments is summarized in the following table:



(In millions of dollars)                     1994      1993      1992

Exploration and production                   $ 74      $ 82      $ 91
Refining and marketing                         35       (28)      (21)
Chemicals                                      92        70        79
Coal                                           45        80        77
Other                                          (1)       (5)        3

         Total                               $245      $199      $229


Exploration and Production

    Exploration and production operating profit was $74
million for 1994, compared with $82 million for 1993 and $91 million for 1992. Operating profit for 1994 was lower due principally to lower crude oil sales prices, lower natural gas deliveries and sales prices, and higher exploration expense, partially offset by higher crude oil sales volumes. The decline in 1993, compared with 1992, resulted from lower crude oil sales prices, higher exploration costs, and lower natural gas deliveries, partially offset by higher natural gas sales prices and higher crude oil sales volumes. Revenues and crude oil and natural gas volumes and prices are summarized in the following table:


                                            1994      1993      1992

Revenues, including intersegment
 sales (millions of dollars)               $  633    $  564    $  560

Crude oil and condensate produced
 (thousands of barrels per day)              67.3      53.2      50.5

Average price per barrel of crude
 oil sold                                  $14.81    $15.64    $18.11

Natural gas deliveries
 (MMCF per day)                               271       286       296

Average price per MCF of
 natural gas delivered                     $ 1.76    $ 1.92    $ 1.56


Refining and Marketing

     Refining and marketing had operating profit of $35 million for 1994, compared with operating losses of $28 million and $21 million for 1993 and 1992, respectively. Revenues were $1.9 billion, $2 billion, and $2.2 billion in 1994, 1993, and 1992, respectively. The 1994 operating profit reflected improved wholesale gasoline and distillate margins resulting from lower crude oil costs, partially offset by lower sales prices. The 1993 operating loss resulted from negative margins due to product prices declining faster than feedstock costs and a reduction in LIFO inventory carrying value in 1993. The lower 1994 revenues resulted from lower sales prices. Revenues for 1993 were lower than the prior year due to lower sales prices and volumes.

Chemicals

     Operating profit from chemicals totaled $92 million, $70 million, and $79 million for 1994, 1993, and 1992, respectively, on revenues of $639 million, $556 million, and $515 million, respectively. The increase in 1994 revenues was due to higher sales volumes for most chemical products and higher international titanium dioxide pigment sales prices, partially offset by lower domestic pigment sales prices. The increase in 1994 operating profit was due to lower per-unit production costs for most products and higher revenues. The increase in 1993 revenues, compared with 1992, was due primarily to higher sales volumes, partially offset by lower sales prices for pigment and most other products. Operating profit for 1993 was less than 1992 due to higher operating expenses resulting from the increased sales volumes, partially offset by lower per-unit cost of sales for synthetic rutile and most other products.

Coal

     Coal operating profit was $45 million for 1994, compared with $80 million for 1993 and $77 million for 1992. Revenues were $294 million, $328 million, and $307 million in 1994, 1993, and 1992, respectively. Revenues decreased in 1994 due to lower average sales prices resulting from contract renegotiations in 1993, partially offset by higher sales volumes. Operating profit for 1994 declined due to the decrease in revenues. The increase in 1993 revenues, compared with 1992, was due to higher sales volumes, partially offset by lower average sales prices. The increased 1993 operating profit, compared with 1992, was primarily due to the increased revenues that more than offset higher operating expenses.


Financial Condition

Cash Flow

     Net cash provided by operating activities totaled $355 million for 1994, compared with $424 million and $277 million for 1993 and 1992, respectively. The company's net cash provided by operating activities for 1994 included net income of $90 million; depreciation, depletion, and amortization of $345 million; an environmental provision for inactive sites of $18 million; and other noncash charges of $73 million. These noncash charges were partially offset by a net increase in working capital items, excluding cash and short-term debt. Net cash provided by operating activities for 1993 reflects net income of $77 million; depreciation, depletion, and amortization of $321 million; and a net decrease in working capital items, excluding cash and short-term debt. Net cash provided by operating activities for 1992 consisted of the net loss of $101 million which included noncash charges for depreciation, depletion, and amortization of $312 million; an after-tax environmental provision for inactive sites of $130 million; and the cumulative effect of accounting changes of $70 million. These noncash charges were partially offset by changes in working capital items, excluding cash and short-term debt.
     Net cash used by the company in investing activities totaled $389 million, $396 million, and $325 million for 1994, 1993, and 1992, respectively. The major investing activity during each of the three years was for cash capital expenditures, which totaled $411 million in 1994, $451 million in 1993, and $373 million in 1992. Partially offsetting were investing inflows of $39 million in 1993 from the sale of the contract drilling operations and $35 million in 1992 from a contract settlement.
     Financing activities include dividends paid to common stockholders of the company totaling $78 million in 1994, and $73 million in both 1993 and 1992. In 1994 and 1993, increases in short-term borrowings exceeded long-term debt repayments by $99 million and $79 million, respectively; and in 1992, an additional $15 million was used for the net repayment of debt.

Liquidity

     The net working capital position of the company at year-end
1994 of $73 million did not significantly change from the end of 1993. The current ratio was 1.1 to 1 at both December 31, 1994 and 1993, and was 1.3 to 1 at December 31, 1992.

     The percentage of total debt to total capitalization was 39% at December 31, 1994, compared with 37% and 42% at year-end 1993 and 1992, respectively. The year-end 1994 percentage increased from the prior year due to the increase in debt.

     The company has several revolving credit agreements. One provides for combined borrowings by the company and Kerr-McGee Credit Corporation, a wholly owned subsidiary, of up to $325 million through August 25, 1999, of which $70 million was outstanding at year-end 1994. Another agreement entered into by the company and Kerr-McGee Oil (U.K.) PLC, a wholly owned subsidiary, is a revolving credit agreement with several banks providing for combined borrowings of up to $230 million through December 21, 1999, of which $80 million was outstanding at year-end 1994. Both of these agreements require that the principal amounts outstanding be paid in full on the respective termination dates. Interest is payable at varying rates.

     The company's wholly owned subsidiary, Kerr-McGee Canada Ltd., has revolving credit agreements with three banks each to provide borrowings of up to U.S. $30 million. Interest is payable at varying rates. These agreements may be extended for one-year terms if mutually agreed to by the company and the banks. During 1994, these agreements were extended for one year. The company is the guarantor for each of these agreements. At December 31, 1994, amounts outstanding pursuant to these agreements were as follows:

                                                    Amount Outstanding
Date of Agreement       Termination Date         (In millions of dollars)

September 20, 1993      September 19, 1995                  $28
October 4, 1993         October 3, 1995                      15
October 20, 1993        October 19, 1995                     23

     At year-end 1994, the company had available unused lines of credit and revolving credit facilities of $480 million. Of this amount, $285 million and $171 million can be used to support the commercial paper borrowings of Kerr-McGee Credit Corporation and Kerr-McGee Oil (U.K.) PLC, respectively.

     In February 1995, the company's wholly owned subsidiary, Kerr-McGee China Petroleum Ltd., entered into a revolving credit agreement with several banks. This facility is in conjunction with the exploration and production activities in China. The agreement provides for borrowings up to $105 million and has a three-year term with interest at varying rates.

     Capital expenditures for the three years ended December 31, 1994, totaled $1.2 billion and have been financed through internally generated funds and various borrowings. For the three-year period ended December 31, 1994, net cash provided by operating activities, excluding working capital changes, was approximately the same as the total capital expenditures during the same period.

     Management anticipates that the cash requirements for the 1995 capital expenditures program, currently estimated to be $420 million, excluding acquisitions, and the capital expenditures programs for the next several years can be provided through internally generated funds and selective short-term and/or long-term borrowings.

     It is the company's intent to hedge a portion of its monetary assets, liabilities, and commitments denominated in foreign currencies; therefore, from time to time, the company purchases foreign currency forward contracts to provide funds for known or anticipated operating and capital requirements that will be denominated in foreign currencies. Additionally, the company uses commodity futures and options to minimize the price risks associated with producing and holding petroleum products. Outstanding futures, forward, and option contracts are described in Note 12 to the financial statements.

     Coal markets continue to experience competitive pricing. Although domestic markets are affected by the Clean Air Act Amendments of 1990, the company is well positioned with its reserves of low-sulfur coal. Approximately 70% of the company's present reserves will continue to be considered compliance coal after the year 2000. Uncommitted reserves and existing production capacity should permit the company to expand its export sales and participate in the expected growth in domestic demand for low-sulfur coal.

     During the past two years, the company has been involved in discussions and negotiations to sell, merge, or restructure its refining and marketing operations. Letters of intent were signed in January 1995 to sell the Corpus Christi, Texas, and Cotton Valley, Louisiana, refineries and a lubricant manufacturing company. Offers for certain other refining and marketing assets are being evaluated, but no agreements have been entered into. The company does not believe the disposals would have a material adverse effect on its future consolidated operations and cash flow.

Environmental Matters

     The company's operations are subject to various environmental laws and regulations. Under these laws, the company is subject to possible obligations to remove or mitigate the effects on the environment of the disposal or release of certain chemical, petroleum, or low-level radioactive substances at various sites, including sites that have been designated Superfund sites by the United States Environmental Protection Agency (EPA) pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), as amended. At December 31, 1994, the company had received notices that it has been named a potentially responsible party (PRP) with respect to the remediation of 13 existing EPA Superfund sites and may share liability at certain of these sites. During 1994, the company received notification from the EPA that it was no longer considered a PRP with respect to one site. In addition, the company and/or its subsidiaries have executed consent orders, operate under a license, or have reached agreements to perform or have performed remediation or remedial investigations and feasibility studies on sites not included as EPA Superfund sites.

     The company does not consider the number of sites for which it has been named a PRP to be a relevant measure of liability. Because of continually changing environmental laws and regulations, the nature of the company's businesses, the large number of other PRPs, the present state of the law which, under CERCLA, imposes joint and several liability on all PRPs, and pending legal proceedings, the company is uncertain as to its involvement in many of the sites. Therefore, the company is unable to reliably estimate the potential liability and the timing of future expenditures that may arise from many of these environmental sites. Reserves have been established for the remediation and reclamation of active and inactive sites where it is probable that future costs will be incurred and the liability is estimable. In 1994, $21 million was added to the reserve for active and inactive sites. At December 31, 1994, the company's reserve for these sites totaled $239 million. In addition, at year-end 1994, the company had reserves of $78 million for the future costs for the abandonment and removal of offshore well and production facilities at the end of their productive lives and $16 million for the decommissioning and reclamation of coal mining locations. In the Consolidated Balance Sheet, $260 million of the total reserve is classified as a deferred credit, and the remaining $73 million is included in current liabilities.

     Expenditures for the environmental protection and cleanup of existing sites for each of the last three years and for the three-year period ended December 31, 1994, were as follows:


(In millions of dollars)           1994      1993      1992     Total

Capital expenditures               $ 17       $13       $16      $ 46
Recurring expenses                   28        26        26        80
Charges to environmental
 reserves                            60        30        26       116
   Total                           $105       $69       $68      $242


     The company has not recorded in the financial statements potential reimbursements from governmental agencies (see Note
10) or other third parties. The following table reflects the known estimated cost of investigation and/or remediation that is probable and estimable. The table includes all EPA Superfund sites where the company has been notified it is a PRP under CERCLA and other sites where the company believes it has some financial involvement in investigation and/or remediation.

                                                 Total Known       Total        Total Number
                      Stage of Investigation/     Estimated     Expenditures   of Identifiable
  Location of Site          Remediation              Cost       Through 1994         PRPs
                                                   (In millions of Dollars)
EPA Superfund sites

 Milwaukee, Wis.      Executed consent decree
                      to remediate the site
                      of a former wood-treating
                      facility.  Conducting pre-
                      design studies under EPA
                      oversight.                    $ 19           $  3               3

 West Chicago, Ill.,  Agreed to begin cleanup
 outside the          of a portion of the site
 facility             in 1995 (see Note 10).          22              -               1

 11 sites             Various stages of
 individually not     investigation.                   7              3             489
 material

     Total                                            48              6             493

Non-EPA Superfund
sites under consent order,
license, or agreement

 West Chicago, Ill.,  Pursuing a license to
 facility             decommission a former
                      facility (see Note 10).
                      Began shipments to a
                      permanent disposal facility
                      during 1994.                   252             95

 Three sites          Agreed to remediation
 individually         plans for a major
 not material         portion of these sites.         48             39

     Total                                           300            134

Non-EPA Superfund
sites individually
not material                                         119             88

   Total for all sites                              $467           $228


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

Accounting Matters

     During 1994, the company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," issued by the Financial Accounting Standards Board which expands the use of fair value accounting for certain investments in debt and equity securities but retains the use of the amortized cost method for investments in debt securities that the company has the positive intent and ability to hold to maturity. There was no effect on net income as the result of adopting the standard (see Note 12).

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

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Kerr-McGee
Corporation:

     We have audited the accompanying consolidated balance sheet of Kerr-McGee Corporation (a Delaware corporation) and subsidiary companies as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerr-McGee Corporation and subsidiary companies as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As explained in Note 2 to the financial statements, effective January 1, 1992, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Prior years' financial statements were not restated.





                      (ARTHUR ANDERSEN LLP)
                       ARTHUR ANDERSEN LLP



Oklahoma City, Oklahoma,
  February 17, 1995

Kerr-McGee Corporation

Consolidated Statement of Income

(In millions of dollars,
except per-share amounts)                   1994      1993      1992

Sales                                      $3,353    $3,281    $3,382

Costs and Expenses
 Costs and operating expenses               2,533     2,544     2,634
 Selling, general, and
   administrative expenses                    154       134       150
 Depreciation and depletion                   328       303       294
 Exploration, including dry holes
   and amortization of undeveloped
   leases                                      85        71        55
 Provision for environmental
   reclamation and remediation
   of inactive sites                           10         4       205
 Taxes, other than income taxes                75        79        84
 Interest and debt expense                     59        47        66
     Total Costs and Expenses               3,244     3,182     3,488
                                              109        99      (106)
Other Income                                   23        19        42

Income (Loss) before Income Taxes,
 Extraordinary Charge, and
 Cumulative Effect on Prior
 Years of Changes in
 Accounting Principles                        132       118       (64)
Provision (Benefit) for
 Income Taxes                                  42        41       (38)

Income (Loss) before Extraordinary
 Charge and Cumulative Effect
 on Prior Years of Changes in
 Accounting Principles                         90        77       (26)
Extraordinary Charge,
 Net of Income Taxes                            -         -        (5)
Cumulative Effect on Prior
 Years of Changes in
 Accounting Principles, Net of
 Income Taxes                                   -         -       (70)

Net Income (Loss)                          $   90    $   77    $ (101)

Net Income (Loss) per Common Share:
 Income (Loss) before Extraordinary
   Charge and Cumulative Effect on
   Prior Years of Changes in
   Accounting Principles                    $1.74    $ 1.57    $ (.53)
 Extraordinary Charge                           -         -      (.10)
 Cumulative Effect on Prior
   Years of Changes in
   Accounting Principles                        -         -     (1.45)

     Total                                 $ 1.74    $ 1.57    $(2.08)


The accompanying notes are an integral part of these statements.

Kerr-McGee Corporation

Consolidated Statement of Retained Earnings

(In millions of dollars,
except per-share amount)                    1994      1993      1992

Balance at Beginning of Year               $1,309    $1,306    $1,480

 Net income (loss)                             90        77      (101)
 Dividends declared -
   $1.52 per common share                     (79)      (74)      (73)

Balance at End of Year                     $1,320    $1,309    $1,306



The accompanying notes are an integral part of these statements.

Kerr-McGee Corporation

Consolidated Balance Sheet

(In millions of dollars)                          1994      1993

ASSETS
Current Assets
 Cash                                            $   82    $   94
 Notes and accounts receivable                      422       373
 Inventories                                        399       349
 Deposits and prepaid expenses                       60        50
     Total Current Assets                           963       866
Investments and Other Assets                         95       101
Property, Plant, and Equipment - Net              2,552     2,513
Deferred Charges                                     88        67
                                                 $3,698    $3,547
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Short-term borrowings                           $  312    $  265
 Accounts payable                                   375       328
 Long-term debt due within one year                   8        43
 Taxes, other than income taxes                      33        39
 Accrued liabilities                                162       112
     Total Current Liabilities                      890       787


Long-Term Debt                                      673       590

Deferred Credits and Reserves
 Income taxes                                       179       172
 Other                                              413       486
     Total Deferred Credits and Reserves            592       658

Stockholders' Equity
 Common stock, par value $1.00 -
   150,000,000 shares authorized,
   53,304,076 shares issued in
   1994 and 53,268,181 shares
   issued in 1993                                    53        53
 Capital in excess of par value                     309       308
 Preferred stock purchase rights                      1         1
 Retained earnings                                1,320     1,309
 Unrealized gain on available-for-
   sale securities                                   12         -
 Common stock in treasury,
   at cost - 1,610,438 shares in
   1994 and 1,612,688 shares in 1993                (63)      (63)
 Deferred compensation                              (89)      (96)
     Total Stockholders' Equity                   1,543     1,512

                                                 $3,698    $3,547

The "successful efforts" method of accounting for oil and gas exploration and production activities has been followed in preparing this balance sheet.

The accompanying notes are an integral part of this balance sheet.

Kerr-McGee Corporation

Consolidated Statement of Cash Flows

(In millions of dollars)                         1994      1993      1992

Cash Flow from Operating Activities
 Net income (loss)                               $ 90      $ 77     $(101)
 Adjustments to reconcile to net cash
     provided by operating activities -
   Depreciation, depletion, and
     amortization                                 345       321       312
   Deferred income taxes                            3         2       (88)
   Cumulative effect on prior years
     of changes in accounting principles            -         -        70
   Provision for environmental
     reclamation and remediation
     of inactive sites                             18         4       205
   Noncash items affecting net income              73        54        47
     Retirements and gain on sale of assets        (4)       (9)       (2)
   Changes in current assets and
     liabilities and other -
       (Increase) decrease in accounts
         receivable                               (48)       34       (57)
       (Increase) decrease in inventories         (51)       36       (23)
       (Increase) decrease in deposits
         and prepaids                              (2)        7         2
       Increase (decrease) in accounts payable
         and accrued liabilities                   26        (9)      (13)
       Decrease in taxes payable                   (3)      (21)      (18)
       Other                                      (92)      (72)      (57)
         Net cash provided by
           operating activities                   355       424       277

Cash Flow from Investing Activities
 Capital expenditures                            (411)     (451)     (373)
 Proceeds from sale of assets                      27        17        25
 Proceeds from sale of drilling
   operations                                       -        39         -
 Proceeds from contract settlement                  -         -        35
 Purchase of long-term investments                (35)      (25)      (16)
 Proceeds from sale of long-term
   investments                                     30        24         4
         Net cash used in
           investing activities                  (389)     (396)     (325)

Cash Flow from Financing Activities
 Increase in short-term borrowings                146        95       135
 Proceeds from issuance of
   long-term debt                                   -         -         3
 Repayment of long-term debt                      (47)      (16)     (153)
 Issuance of common stock                           1         3         1
 Dividends paid                                   (78)      (73)      (73)

         Net cash provided (used)
           in financing activities                 22         9       (87)

Net Increase (Decrease) in Cash
 and Cash Equivalents                             (12)       37      (135)
Cash and Cash Equivalents at
 Beginning of Year                                 94        57       192
Cash and Cash Equivalents at
 End of Year                                     $ 82      $ 94     $  57


The accompanying notes are an integral part of this statement.

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

Foreign Currencies
     As the U.S. dollar has been adopted as the functional currency for each of the company's international operations, foreign currency transaction gains or losses are recognized in the period incurred. Total foreign currency transaction gains and losses in 1994 and 1993 were immaterial. The company recorded net foreign currency transaction gains of $20 million in 1992.

Net Income (Loss) per Common Share
     After adding the dilutive effect of the conversion of stock options to the weighted average number of shares outstanding, the shares used to compute net income per common share were 51,739,880 in 1994 and 49,281,023 in 1993. The weighted average number of shares used to compute the 1992 net loss per common share was 48,275,913.

Cash Equivalents
     The company considers all investments purchased with a maturity of three months or less to be cash equivalents. Cash includes time deposits, certificates of deposit, and U.S. government securities all totaling $45 million in 1994 and $39 million in 1993.

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

Property, Plant, and Equipment
     Oil and Gas - Exploration expenses, including geological and geophysical costs, rentals, and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized on a field basis using the unit-of-production method as the oil and gas are produced.

     Proved properties are evaluated on an area-of-interest basis and impaired when capitalized costs exceed estimated future revenues, computed by applying current oil and gas prices to estimated future production, less estimated future expenditures to develop and produce the reserves.
     Undeveloped acreage costs are capitalized and amortized at rates that provide full amortization on abandonment of unproductive leases. Costs of abandoned leases are charged to the accumulated amortization accounts, and costs of productive leases are transferred to the developed property accounts.

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

     Retirements and Sales - The cost and related depreciation, depletion, and amortization reserves are removed from the respective accounts upon retirement or sale of property, plant, and equipment. The resulting gain or loss is included in other income.

     Interest Capitalized - The company capitalizes interest costs on major projects that require a considerable length of time to complete. Interest capitalized in 1994, 1993, and 1992 was $10 million, $20 million, and $15 million, respectively.

Income Taxes
     Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Research and Development Costs
     Research and development costs are charged against earnings as incurred. Such costs totaled $10 million in 1994, $14 million in 1993, and $16 million in 1992.

Site Dismantlement, Reclamation, and Remediation Costs
     The company provides for the estimated cost at current prices of final reclamation and land restoration at coal mining locations and the dismantlement and removal of oil and gas production and related facilities. Such costs are being accumulated over the estimated lives of the facilities by the use of the unit-of-production method. As sites of environmental concern are identified, the company assesses the existing conditions, claims, and assertions, generally related to former operations, and records an estimated liability when environmental assessments and/or remedial efforts are probable and the associated costs can be reasonably estimated.

Gas-Balancing Arrangements
     Gas-balancing arrangements with partners in natural gas wells are accounted for by the entitlements method. At December 31, 1994 and 1993, neither the quantity nor dollar amount of such arrangements recorded in the Consolidated Balance Sheet was material.

Lease Commitments
     The company utilizes various leased properties in its operations, principally for marketing facilities and buildings. Net lease rental expense was $16 million in each of the years 1994 and 1993 and $19 million in 1992.
     The aggregate minimum annual rentals under noncancelable leases in effect on December 31, 1994, totaled $33 million, of which $8 million is due in 1995, $8 million in 1996, $14 million in the period 1997 through 1999, and $3 million thereafter.

Futures, Forward, and Option Contracts
     To minimize the price risks associated with producing and holding refined products, the company uses commodities futures and option contracts to hedge a portion of its crude oil, natural gas, and refined-product sales. These contracts generally have maturities of one year or less. Since the contracts qualify as hedges and correlate to price movements of crude oil, natural gas, and refined products, any gains or losses from these contracts are explicitly deferred and recognized as part of the hedged transaction. The company also hedges a portion of crude oil purchased for refineries and natural gas purchased for other operations.

     The company hedges a portion of its monetary assets, liabilities, and commitments denominated in foreign currencies. Periodically, the company purchases foreign currency forward contracts to provide funds for operating and capital expenditure requirements that will be denominated in foreign currencies and sells foreign currency forward contracts to convert receivables that will be paid in foreign currencies to U.S. dollars. Since these contracts qualify as hedges and correlate to currency movements, any gain or loss resulting from market changes will be offset by gains or losses on the hedged receivable, capital item, or operating cost.
     Management of price risks must consider market conditions and availability. As these factors change, the company adjusts its hedging strategy and modifies its futures, forward, and option contract positions.

2.   Accounting Changes

     Effective January 1, 1992, the company adopted the provisions of Statement of Financial Accounting Standards (FAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FAS No. 109, "Accounting for Income Taxes." The full amount of the company's accumulated postretirement benefit obligation of $64 million ($1.32 per common share) was recognized in 1992 as the cumulative effect on prior years of changes in accounting principles, net of income taxes, along with $6 million ($.13 per common share) related to the adoption of the liability approach in accounting for income taxes.

3.   Cash Flow Information

     Net cash provided by operating activities reflects cash payments for interest and income taxes as follows:

(In millions of dollars)                   1994      1993       1992

Interest paid                               $76       $69        $74
Income taxes paid                            42        59         52

     During 1993, $149 million of the company's 7-1/4% convertible debentures due in 2012 was converted into common
stock of the company.   The common stock was issued from the
company's treasury (see Note 17). During 1992, the company added coal reserves in a $20 million acquisition of additional leased acreage. A portion of the acquisition cost was paid in each of the years 1994, 1993, and 1991, and the remaining $8 million will be paid over the next two years. Other capital expenditures for which payment will be made in the subsequent year totaled $20 million, $10 million, and $32 million at year-end 1994, 1993, and 1992, respectively.

     Transactions affecting the debt and deferred compensation associated with the Employee Stock Ownership Plan as well as the revaluation of certain investments to fair value are noncash transactions and are not reflected in the Consolidated Statement of Cash Flows (see Notes 19 and 12, respectively).

            The effect of foreign currency exchange rate fluctuations on cash and cash equivalents was not material.


4.   Notes and Accounts Receivable

     Notes and accounts receivable, net of the related allowance for doubtful accounts, at year-end 1994 and 1993 are:

(In millions of dollars)                             1994          1993

Notes receivable                                     $  1          $  5
Accounts receivable                                   424           373
                                                      425           378
Allowance for doubtful accounts                        (3)           (5)

         Total                                       $422          $373

5.   Inventories

     Major categories of inventories at year-end 1994 and 1993 are:

(In millions of dollars)                             1994          1993

Crude oil and refined products                       $181          $144
Chemicals and other products                          147           134
Materials and supplies                                 71            71

         Total                                       $399          $349

     Substantially all inventories of crude oil and refined products are valued using the LIFO method. If these inventories had been valued at current cost rather than on the LIFO basis at year-end 1994, their value would have been higher by approximately $5 million. At year-end 1993, market prices were lower than LIFO values, and the company recorded a $2 million charge to income to reduce the carrying value of these inventories to market value. During each of the years in the three-year period ended December 31, 1994, certain LIFO inventory quantities were reduced. The effect of the reductions was not material in 1994 or 1992. For 1993, the effect of the reduction was to decrease net income by $5 million.

6.   Investments and Other Assets

     Investments and other assets consisted of the following at December 31, 1994 and 1993:

(In millions of dollars)                             1994          1993

Long-term receivables - net(1)                        $ 4          $ 17
Net deferred tax asset(2)                              24            23
Investment in and advances
  to equity affiliates                                  9            10
U. S. government obligations                           17            26
Corporate stocks                                       34            14
Other                                                   7            11

     Total                                            $95          $101

(1)During 1994, the company provided an $8 million allowance for doubtful notes.

(2)For a discussion of the net deferred tax asset, see  Note 14.

7.   Deferred Charges

     The cost of injected gas is deferred until sold at completion of miscible gas flood projects. The deferral of preoperating and startup costs associated with new plants and facilities is generally amortized over the first five years of operations. Deferred charges are as follows at year-end 1994 and 1993:

(In millions of dollars)                          1994      1993

Cost of injected gas                               $33       $31
Pension plan prepayment                             20         -
Preoperating and startup costs                       6        12
Intangible assets                                    6         -
Other                                               23        24

      Total                                        $88       $67

8.  Property, Plant, and Equipment

    Fixed assets and related reserves by business segment at December 31, 1994 and 1993, are as follows:

                                                       Reserves for
                                                       Depreciation,
                                                      Depletion, and
                                  Gross Property       Amortization        Net Property
(In millions of dollars)           1994    1993        1994    1993       1994     1993
Exploration and production        $3,920  $3,783      $2,366  $2,294     $1,554   $1,489
Refining and marketing               577     561         366     340        211      221
Chemicals                            755     760         355     357        400      403
Coal                                 532     517         267     249        265      268
Other                                226     231         104      99        122      132

 Total                            $6,010  $5,852      $3,458  $3,339     $2,552   $2,513


9.   Debt

Lines of Credit and Short-Term Borrowings
     At year-end 1994, the company had available unused bank lines of credit and revolving credit facilities of $480 million. Of this amount, $285 million and $171 million can be used to support commercial paper borrowing arrangements of Kerr-McGee Credit Corporation and Kerr-McGee Oil (U.K.) PLC, respectively.

     The company has arrangements to maintain compensating balances with certain banks that provide credit. At year-end 1994, the aggregate amount of such compensating balances was not material, and the company was not legally restricted from withdrawing all or a portion of such balances at any time during the year.

     At year-end 1994, short-term borrowings consisted of notes payable totaling $110 million (6% average interest rate) and commercial paper totaling $202 million (6.3% average interest rate). Outstanding at year-end 1993 were notes payable totaling $101 million (3.76% average interest rate) and commercial paper totaling $164 million (3.56% average interest rate).

Long-Term Debt
     The company's policy is to classify borrowings under revolving credit facilities and commercial paper of up to $400 million in 1994 and $300 million in 1993 as long-term debt since the company has the ability under certain revolving credit agreements and the intent to maintain these obligations for longer than one year.

     Long-term debt consisted of the following at year-end 1994 and 1993:

(In millions of dollars)                         1994      1993

Debentures -
 7% Debentures due November 1, 2011,
   net of unamortized debt discount
   of $114 million in 1994 and $116
   million in 1993 (14.25% effective
   rate)                                          $136      $134
 8-1/2% Sinking fund debentures
   due June 1, 2006                                 56        68
Commercial Paper (6.29% at
 December 31, 1994)                                250        15
Guaranteed Debt of Employee Stock
 Ownership Plan -
   9.47% Series A notes due in
     installments through
     January 2, 2000                                38        44
   9.61% Series B notes due in
     installments through
     January 2, 2005                                51        51
Notes Payable -
 Variable interest rate
   revolving credit agreements
   with banks (6.4% average rate
   at December 31, 1994)
   $70 million due August 25, 1999;
   $80 million due December 21, 1999               150       285
 Variable interest rate loan
   with banks                                        -        36
                                                   681       633
Long-Term Debt Due Within One Year                  (8)      (43)

     Total                                        $673      $590

     Maturities of long-term debt due after December 31, 1994, are $8 million in 1995, $9 million in 1996, $10 million in 1997, $12 million in 1998, $412 million in 1999, and $230 million thereafter.
     In addition to the debt shown in the preceding table, the company guaranteed its ratable portion of the debt of unconsolidated affiliates accounted for by the equity method totaling $17 million at year-end 1994 and $16 million at year-end 1993. No loss is anticipated by reason of these guarantees.
     During 1993, the company called its 7-1/4% convertible debentures due June 15, 2012. Virtually all of the debt was converted into common stock of the company at the conversion price of $45.30 per share. The common stock was issued from the company's treasury. This conversion resulted in no gain or loss (see Notes 3 and 17). During 1992, the company redeemed its 9-3/4% debentures due April 1, 2016. This early retirement resulted in an extraordinary charge of $8 million ($5 million after income taxes).
     Additional information regarding the major changes in debt during the periods and unused commitments for financing is included in the Financial Condition discussion in Management's Discussion and Analysis.

10.  Contingencies

West Chicago
     Since August 1979, when the company filed a plan with the Nuclear Regulatory Commission to decommission a former operation in West Chicago, Illinois, the company has been involved in a number of judicial and administrative proceedings. The operation, which was closed in 1973, processed thorium ores, leaving ore residues, process buildings, and equipment with some low-level radioactivity on site. While a number of these proceedings has been settled or resolved, the following discusses the remaining proceedings.

     Decommissioning - Several approvals have been received for the decommissioning process, but a license amendment to decommission has not been issued. The State of Illinois (the State) has jurisdiction over the site and requires offsite disposal of contaminated material. In July 1994, the company, the City of West Chicago and the State executed a Settlement Agreement (the Agreement) regarding the decommissioning of the closed West Chicago facility. Pursuant to the Agreement, the company leased appropriate support facilities during the summer of 1994 and began shipments of material from the site to a licensed permanent disposal facility in Utah in September 1994.
     Under the Illinois Uranium and Thorium Mill Tailings Control Act (the Act), the company is obligated to pay an annual storage fee of $2.00 per cubic foot of byproduct material located at the former facility. Under the Agreement, the amount of the storage fee paid each year shall not exceed $26 million, and all amounts paid pursuant to the Act are to be reimbursed to the company as decommissioning expenditures are incurred. The company has received reimbursement for all amounts paid under the Act to the State in 1994 and will continue to seek reimbursement for future amounts paid under the Act as decommissioning costs are incurred.
     The aggregate cost to decommission the former facility is difficult to estimate because of the many contingencies, including the terms of the license amendment required to complete the decommissioning process. Decommissioning costs to the company will be reduced by any amounts recovered pursuant to the Energy Policy Act of 1992 (which could total up to $40 million, of which $7 million was received in 1994). At December 31, 1994, the remaining reserves provided for the cost to decommission the site under the plan proposed by the company were $157 million (before any further recovery under the Energy Policy Act of 1992), payable over the time necessary to relocate the materials, presently estimated at between four and six years.

     Offsite Areas - The U.S. Environmental Protection Agency
(EPA) has listed four areas in the vicinity of the West Chicago facility on the National Priority List that the EPA promulgates under authority of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and has designated the company as a potentially responsible party in these four areas. The EPA issued a unilateral administrative order for one of these areas (referred to as the residential area), which requires the company to conduct a removal action to excavate contaminated soils and to ship the soil elsewhere for disposal. While the company has agreed to conduct the cleanup, the company continues to assert all of its rights, including the right to seek compensation from the EPA for its expenses.

     Judicial Proceedings - Several personal injury lawsuits have been filed against the company's wholly owned subsidiary, Kerr-McGee Chemical Corporation, by residents of West Chicago seeking compensation for illnesses allegedly caused by exposure to thorium wastes from the former West Chicago facility. One case was settled in 1994 with a payment by the company. The remaining cases are in the early stages of discovery. The company will continue its defense of these cases and its efforts to recover insurance proceeds from policies on the former facility.

Summary
     The company's plants and facilities are subject to various environmental laws and regulations. The company has been notified that it may be responsible in varying degrees for a portion of the costs to clean up certain waste disposal sites and former plant sites. At year-end 1994, the remaining reserves provided for the cost to investigate and/or remediate all presently identified sites of former or current operations, including $179 million for the former facility and offsite areas in West Chicago, were $239 million. Expenditures through December 31, 1994, totaled $228 million.
     In addition to the environmental issues previously discussed, the company is also a party to a number of other legal proceedings pending in various courts or agencies in which it or a subsidiary appears as plaintiff or defendant. Because of continually changing laws and regulations, the nature of the company's businesses, and pending legal proceedings, it is not possible to reliably estimate the amount or timing of all future expenditures relating to contingencies. The company provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable. Although management believes, after consultation with general counsel, that adequate reserves have been provided for all known contingencies, it is possible, due to the above-noted uncertainties, additional reserves could be required in the future that could have a material effect on results of operations in a particular quarter or annual period. However, the ultimate resolution of these commitments and contingencies, to the extent not previously provided for, should not have a material adverse effect on the company's financial position.

11.  Other Deferred Credits and Reserves

     Other deferred credits and reserves consisted of the following at year-end 1994 and 1993:

(In millions of dollars)                          1994      1993

Reserves for site dismantlement,
  reclamation, and remediation                    $260      $336
Postretirement benefit obligations                 108       103
Other                                               45        47

     Total                                        $413      $486

     During 1994, the company provided $10 million, net of $8 million for reimbursements received pursuant to the Energy Policy Act of 1992 ($7 million related to the former facility in West Chicago, Illinois, see Note
10), for environmental reclamation and remediation of former plant sites. A provision of $4 million was made in 1993. During 1992, $205 million was provided principally for the West Chicago, Illinois, facility decommissioning project and former chemical and refining operating sites.

12.      Financial Instruments and Hedging Activities

Investments in Certain Debt and Equity Securities
     During the first quarter of 1994, the company adopted the accounting requirements of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which affects the company's accounting for investments in certain obligations of the U.S. government and equity securities that are considered to be available for sale. These financial instruments are carried in the Consolidated Balance Sheet at fair value, which is based on quoted market prices. Prior to the adoption of the new accounting method, these securities were carried at cost. Net income was not affected by this change in accounting principle since unrealized holding gains and losses, net of income taxes, are classified as a separate component of Stockholders' Equity. The company held no securities classified as held to maturity or trading during the year. At December 31, 1994 and 1993, these U.S. government obligations and equity securities were as follows:


                                      1994                       1993
                                      Gross Unrealized
(In millions of                Fair     Holding Gains     Carrying  Fair
  dollars)              Cost   Value      (Losses)         Amount   Value

Equity securities       $12     $32          $20             $12     $43
U.S. government
 obligations -
   Maturing within
     one year            11      11            -               2       2
   Maturing between
     one year and
     four years          19      17           (2)             26      26

       Total            $42     $60          $18             $40     $71


     Equity securities are carried in the Consolidated Balance Sheet as Investments and Other Assets. U.S. government obligations are carried as Current Assets or Investments and Other Assets, depending upon their maturity. The change in the equity component for unrealized holding gains and losses, net of income taxes, during 1994 was as follows:

(In millions of dollars)

Balance January 1, 1994                               $ -
     Effect of change in accounting principle          20
     Net unrealized holding losses                     (8)
Balance December 31, 1994                             $12

Financial Instruments for Other than Trading Purposes
     In addition to the investments discussed above, the company holds or issues financial instruments for other than trading purposes. At December 31, 1994 and 1993, the carrying amount and estimated fair value of such financial instruments for which fair value can be determined, are as follows:


                                       1994                1993
                                  Carrying  Fair      Carrying  Fair
(In millions of dollars)           Amount   Value      Amount   Value

Cash and cash equivalents           $82      $82        $94      $94
Long-term notes receivable            2        2          2        1
Contracts to sell foreign
 currencies                           -       19          -       10
Contracts to purchase
 foreign currencies                   -       95          -      202
Short-term borrowings               312      312        265      265
Long-term debt                      681      759        633      764

     The carrying amount of cash and cash equivalents approximates fair value of those instruments due to their short maturity. The fair value of notes receivable is based on discounted cash flows. The fair value of the company's short-term and long-term debt is based on the quoted market prices for the same or similar debt issues or on the current rates offered to the company for debt with the same remaining maturity. The fair value of foreign currency forward contracts represents the aggregate replacement cost based on financial institutions' quotes.
     It was not practicable to estimate the fair value of financial instruments including investments in untraded, closely held entities that are carried in the Consolidated Balance Sheet at original cost of $4 million at both December 31, 1994 and 1993. It was not practicable to estimate the fair value of a $10 million long-term note receivable held in connection with the sale of a discontinued operation as the instrument is not marketable. At December 31, 1994 and 1993, the average interest rates were 4.8% and 3.8%, respectively.
This note is scheduled to mature in November 1997.

Hedging Activities
     The company's foreign currency contracts are hedges principally for chemicals' accounts receivable generated from pigment sales denominated in foreign currencies ($56 million in 1994) and operating costs and capital expenditures in international chemical and exploration and production joint-venture operations ($117 million in 1994). The purpose of these foreign currency hedging activities is to protect the company from the risk that the eventual U.S. dollar amount from sales to foreign customers and purchases from foreign suppliers will be adversely affected by foreign currency exchange rates. During 1994, the company's net foreign currency hedging gains and losses were immaterial. At year-end 1994, the company had foreign currency contracts maturing between January and December 1995 to purchase for $86 million various foreign currencies (42 million British pounds sterling and $38 million Australian).
The company also had contracts to sell for $19 million various currencies, principally European currencies, maturing between January and April 1995. Net unrealized gains on these contracts totaled $9 million at year-end 1994. At December 31, 1993, the company had foreign currency contracts maturing between January 1994 and December 1995 to purchase for $209 million various foreign currencies (105 million British pounds sterling and $72 million Australian). Additionally, at December 31, 1993, the company had contracts to sell for $10 million various currencies, principally European currencies, which matured between January and May 1994.
     Contract amounts do not quantify risk or represent assets or liabilities of the company, but are used in the calculation of cash settlements under the contracts. These financial instruments are with major financial institutions, limit the company's market risks, expose the company to credit risks, and may at times be concentrated with certain institutions or groups of institutions. However, the credit worthiness of these institutions is subject to continuing review, and full performance is anticipated.
     The company also uses futures and option contracts to reduce the effect of the price volatility of crude oil, natural gas, and refined products. The futures contracts permit settlement by delivery of commodities.
     At year-end 1994, the aggregate value and quantities of open crude oil and refined-product contracts were insignificant. During 1994, the company sold forward approximately 25% and 11% of its worldwide natural gas and crude oil production, respectively, and 32% of refined-product sales. Additionally, the company purchased forward contracts covering 9% of crude runs at the refineries. Net hedging gains and losses are recognized as a part of the transactions hedged and were immaterial during 1994. The company also hedges a portion of natural gas purchased for other operations; however, these amounts were not material to the cost of enhanced recovery or the total annual throughput volume of the operations.
     Year-end hedge positions and activity during 1994 are not necessarily indicative of future activities and results.

13.  Taxes, Other than Income Taxes

     Taxes, other than income taxes, during the years ended
December 31, 1994, 1993, and 1992, are composed of the following:

(In millions of dollars)                   1994      1993        1992

Production/severance                       $ 27      $ 28        $ 33
Payroll                                      18        19          19
Property                                     18        17          17
Other                                        12        15          15

  Total                                      75        79          84

Motor fuel and other excise taxes(1)        372       239         219

           Total                           $447      $318        $303

(1)These taxes are excluded from both sales and costs.


14.  Income Taxes

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

            Income (loss) before income taxes, extraordinary charge, and cumulative effect on prior years of changes in accounting principles is composed of the following:


(In millions of dollars)                1994      1993      1992

Domestic                                $ 90      $120      $(99)
International                             42        (2)       35

      Total                             $132      $118      $(64)


     During 1993, legislation was enacted that, among other things, increased the U.S. Federal income tax rate by 1% effective January 1, 1993. Separately, the income tax rate in Australia was reduced from 39% to 33%. The deferred income tax balances were adjusted to reflect these revised rates, which increased the 1993 U.S. Federal deferred provision by $2 million and decreased the international deferred benefit by $3 million. The 1994, 1993, and 1992 provision (benefit) for income taxes on income (loss) before extraordinary charge and cumulative effect on prior years of changes in accounting principles is summarized below:

(In millions of dollars)                1994      1993      1992

U. S. Federal -
      Current                            $22       $12      $ 20
      Deferred                            (3)       15       (67)
                                          19        27       (47)

International -
      Current                             16        20        23
      Deferred                             2       (13)      (14)
                                          18         7         9

State                                      5         7         -

        Total                            $42       $41      $(38)


     Deferred tax liabilities (assets) at December 31, 1994 and
1993, are composed of the following:

(In millions of dollars)                          1994      1993

Net deferred tax liability -
 Accelerated depreciation                         $362      $325
 Exploration and development                        65        61
 Undistributed earnings of
   foreign subsidiaries                             29        28
 Postretirement benefits                           (44)      (41)
 Dismantlement, reclamation,
   remediation, and other
   reserves                                       (109)     (110)
 Foreign operating loss
   carryforwards                                   (81)      (62)
 Other                                             (43)      (29)
                                                   179       172

Net deferred tax asset -
 Accelerated depreciation                            9         8
 Other                                               5         1
 Foreign operating loss
   carryforward                                    (38)      (32)
                                                   (24)      (23)

     Total deferred taxes                         $155      $149


     The net deferred tax asset shown in the preceding table represents the net deferred taxes in certain foreign tax jurisdictions and therefore is classified as Investments and Other Assets in the Consolidated Balance Sheet.

     At December 31, 1994, the company had foreign net operating loss carryforwards totaling $360 million that have no expiration dates.

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

                                        1994      1993      1992

U.S. statutory rate                     35.0%     35.0%    (34.0)%
 Increases (decreases) resulting
   from -
     Statutory depletion in
       excess of cost depletion         (3.6)     (4.9)     (4.7)
     Taxation of foreign operations      (.5)      3.8       2.4
     State income taxes                  2.7       4.4      (2.7)
     Adjustment of prior years'
       accruals                            -      (6.3)    (12.6)
     Federal income tax credits         (1.1)     (2.1)     (4.6)
     Adjustment of deferred tax
       balances due to tax rate
       changes                             -       4.8         -
     Other - net                         (.8)        -      (3.5)

       Total                            31.7%     34.7%    (59.7)%


15.  Postretirement Benefits

     The company sponsors contributory plans to provide certain health care and life insurance benefits for retired employees. Substantially all the company's employees may become eligible for these benefits if they reach retirement age while working for the company; however, benefits available and costs to individual employees vary depending on the employee's date of retirement and date of employment with the company.
     At December 31, 1994 and 1993, the actuarial and recorded liabilities for postretirement benefits, none of which has been funded, are as follows:

                                            1994            1993
(In millions of dollars)               Health    Life   Health    Life

Actuarial present value of
 accumulated postretirement
 benefit obligations -
   Retirees                            $(60)    $(14)   $(58)    $(18)
   Fully eligible active
     participants                       (14)      (2)    (11)      (2)
   Other active participants            (19)      (3)    (19)      (3)

     Total                              (93)     (19)    (88)     (23)
Unrecognized net (gain) loss              2       (5)      -        1

     Accrued postretirement
       expense                         $(91)    $(24)   $(88)    $(22)


     For the years ended December 31, 1994, 1993 and 1992, the components of net periodic expense for postretirement benefits were as follows:


                                 1994           1993           1992
(In millions of dollars)     Health  Life   Health  Life   Health  Life

Service cost - benefits
 earned during the
 period                        $2    $1       $2    $1       $2    $1
Interest cost on
 accumulated post-
 retirement benefit
 obligation                     7     1        7     1        7     1

   Net postretirement
     expense                   $9    $2       $9    $2       $9    $2


     The following assumptions were used in estimating the actuarial present value of the accumulated postretirement benefit obligations and net periodic postretirement benefit expense:

                                        1994      1993      1992

Future compensation increases            5.0%      5.0%      6.0%
Discount rate                            8.5       7.5       8.5

     The health care cost trend rate used to determine the year-end 1994 accumulated postretirement obligation was 10% in 1995, gradually declining to 5% in the year 2009 and thereafter. The assumed trend rate used in measuring the year-end 1993 obligation was 12% in 1994, gradually declining to 4.5% in the year 2008 and thereafter.
     A 1% increase in the assumed health care cost trend rates for each future year would increase the accumulated postretirement benefit obligation by $11 million at December 31, 1994, and $10 million at December 31, 1993. In addition, the aggregate of the service and interest cost components of net periodic postretirement expense would increase by $1 million for each of the years 1994 and 1993 and $2 million for 1992 as a result of a 1% assumed increase.

16.  Retirement Plans

     Most of the company's employees are covered under noncontributory retirement plans of the company and certain of its subsidiaries. The benefits of these plans are based primarily on years of service and employees' remuneration near retirement. The company's policy is to fund the minimum amounts as permitted by the Employee Retirement Income Security Act of 1974 (ERISA).

     The funded status of plans with assets in excess of accumulated benefits at December 31, 1994 and 1993, is as follows:

(In millions of dollars)                     1994           1993

Plan assets at fair value                   $ 402          $ 415
Actuarial present value of
 accumulated benefit obligations -
   Vested                                    (263)          (262)
   Nonvested                                  (14)           (18)

     Total                                   (277)          (280)

     Plan assets in excess of
       accumulated benefit obligations      $ 125          $ 135

Plan assets at fair value                   $ 402          $ 415
Projected benefit obligations -
 Actuarial present value of
   accumulated benefit
   obligations                               (277)          (280)
 Projected salary increases                   (45)           (45)

     Total                                   (322)          (325)

     Plan assets in excess of
       projected benefit obligations           80             90
Unrecognized net asset at January 1, 1987     (26)           (30)
Unrecognized prior service costs               17             20
Unrecognized net gain                         (51)           (65)

     Pension prepayment at end of year      $  20          $  15

     Net periodic pension credit, excluding a $2 million charge in 1994 related to the restructuring program (see Note 21), for each of the three years ended December 31, 1994, 1993, and 1992, is summarized as follows:


(In millions of dollars)                     1994      1993      1992

Service cost - benefits earned
 during the period                            $10       $ 9       $ 9
Interest cost on projected
 benefit obligations                           24        23        20
Return on plan assets                          (6)      (69)      (35)
Net amortization and deferral                 (35)       33        (1)

   Net pension credit                         $(7)      $(4)      $(7)


     The amount of benefits that can be covered by the funded plans is limited by ERISA and the Internal Revenue Code. Therefore, the company has unfunded supplemental plans designed to maintain benefits for all employees at the plan formula level and to provide senior executives with benefits equal to a specified percentage of their final average compensation. The projected benefit obligation for these unfunded plans totaled $13 million and $11 million at December 31, 1994 and 1993, respectively. An additional liability of $6 million was recognized in 1994 with an offsetting intangible asset (see Note
7) to record the amount by which the accumulated benefit obligation exceeded the accrued pension expense for these plans. Although not considered plan assets, the company has established a grantor trust with a balance of $4 million at December 31, 1994, from which payments for certain of these supplemental plans will be made. Net periodic pension expense for these plans was $4 million for 1994 and $3 million for each of the years 1993 and 1992.

     In estimating the actuarial present value of the projected benefit obligation and net periodic pension costs, the following rates were used:

                                        1994      1993     1992

Future compensation increases           5.0%      5.0%     6.0%
Discount rate                           8.5       7.5      8.5
Long-term rate of return on
         plan assets                    9.0       9.0      9.0


17. Stockholders' Equity

    Changes in common stock, capital in excess of par value, and treasury stock for 1994, 1993, and 1992 are as follows:

                                             Common Stock       Capital in     Treasury Stock
(In millions of dollars and                 Shares     Par       Excess of
  thousands of shares)                      Issued    Value      Par Value     Shares    Cost

Balance December 31, 1991                   53,169     $53          $282        4,940    $192
 Exercise of stock options
   and stock appreciation rights                23       -             1            -       -
 Issuance of restricted stock,
   net of forfeitures                            -       -             -          (32)     (1)
Balance December 31, 1992                   53,192      53           283        4,908     191
 Exercise of stock options
   and stock appreciation rights                76       -             2            -       -
 Issuance of restricted stock,
   net of forfeitures                            -       -             -           (1)      -
 Issuance of shares upon
   debt conversion(1)                            -       -            23       (3,294)   (128)
Balance December 31, 1993                   53,268      53           308        1,613      63
 Exercise of stock options
   and stock appreciation rights                36       -             1            -       -
 Issuance of shares for achievement
   awards                                        -       -             -           (3)      -
Balance December 31, 1994                   53,304     $53          $309        1,610    $ 63

(1)See Note 9 for a discussion of the debt conversion.

     The company has 40 million shares of preferred stock without par value authorized, and none is issued.

     Treasury stock totaling 1,100 shares and 33,350 shares was issued as restricted stock to certain employees during 1993 and 1992, respectively. The restrictions on these shares lapse three years from the date of issue. The restrictions on 28,325 shares issued in 1991 lapsed in 1994.

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

18.  Employee Stock Option Plans

     As amended in May 1992, the 1987 Long Term Incentive
Program authorized the issuance of 1,790,000 shares of the company's common stock through December 31, 2002, in the form of stock options, restricted stock, or long-term performance awards. The options may be accompanied by stock appreciation rights.

     In January 1995, the company's Board of Directors approved a proposal to be brought before the stockholders to amend this plan to restore the number of shares available to be granted to one million. The proposal to amend the plan will be voted on by the stockholders at the 1995 annual meeting.

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

     Transactions during the past three years under these plans are summarized below:

                                   1978 Stock Option Plan        1984 Stock Option Plan        1987 Incentive Program
                                  Shares  Price per Share       Shares  Price per Share       Shares  Price per Share
Balance outstanding
 December 31, 1991                25,550   $27.38-$34.00       107,000   $27.06-$33.38       530,185   $32.38-$50.50
   Options granted                     -        -      -             -        -      -       142,550    36.69- 40.81
   Options exercised              (1,000)   27.38      -        (4,750)   33.38      -        (8,481)   32.38- 39.56
   Options surrendered
     upon exercise of
     stock appreciation
     rights                      (24,550)   27.38- 34.00       (14,250)   27.06      -        (3,001)   32.38      -
   Options cancelled                   -        -      -             -        -      -       (17,350)   32.38- 49.25
Balance outstanding
 December 31, 1992                     -                        88,000    27.06- 33.38       643,903    32.38- 50.50
   Options granted                                                   -        -      -       327,300    43.00- 51.69
   Options exercised                                            (6,000)   27.06      -       (61,333)   32.38- 49.25
   Options surrendered
     upon exercise of
     stock appreciation
     rights                                                    (24,500)   27.06- 33.38       (40,733)   32.38- 49.25
   Options cancelled                                                 -        -      -        (9,515)   39.56- 49.25
Balance outstanding
 December 31, 1993                                              57,500    27.06- 33.38       859,622    32.38- 51.69
   Options granted                                                   -        -      -       380,900    44.00- 46.88
   Options exercised                                           (13,000)   27.06      -       (21,151)   32.38- 46.00
   Options surrendered
     upon exercise of
     stock appreciation
     rights                                                    (11,500)   33.38      -        (8,500)   42.63- 47.63
   Options cancelled                                                 -        -      -       (32,468)   38.06- 50.56
Balance outstanding
 December 31, 1994                                              33,000    27.06- 29.50     1,178,403    32.38- 51.69
Options exercisable
 December 31, 1994                                              33,000    27.06- 29.50       561,534    32.38- 51.69
Shares available to
 be granted
 December 31, 1994                                                   -                       264,644

     With respect to all option outstanding on December 31, 1994, the average option price was $44.64; expiration dates ranged from January 22, 1995, to March 8, 2004; and the market value of each share subject to options was $46.19, based on the average of the high and low prices as reported in the NYSE Composite Transactions of the Wall Street Journal on December 30, 1994.

19.  Employee Stock Ownership Plan

     In 1989, the company's Board of Directors approved a leveraged Employee Stock Ownership Plan (ESOP) into which is paid the company's matching contribution for the employees' contribution to the Kerr-McGee Corporation Savings Investment Plan (SIP). Most of the company's employees are eligible to participate in both the ESOP and the SIP. Although the ESOP and the SIP are separate plans, matching contributions to the ESOP are contingent upon participants' contributions to the SIP.

     In 1989, the ESOP borrowed $125 million from a group of lending institutions and used the proceeds to purchase 2.7 million shares of the company's treasury stock. The borrowings are guaranteed by the company and are reflected in the Consolidated Balance Sheet as Long-Term Debt and offset by a like amount of Deferred Compensation in Stockholders' Equity. The company used the $125 million proceeds from the sale of the stock to reacquire shares of its common stock on the open market and in privately negotiated transactions.

     The company stock acquired with the proceeds of the loan is held by the ESOP trust in a loan suspense account. The company's matching contribution and dividends on the shares held by the ESOP are used to repay the loan. Stock is released from the loan suspense account as the principal and interest are paid. The stock is then allocated to participants' accounts at market value as the participants' contributions are made to the SIP. Both the Long-Term Debt and the Deferred Compensation reflected in the company's Consolidated Balance Sheet are reduced in equal amounts as the ESOP loan is repaid. Dividends paid on the common stock held in participants' accounts are also used to repay the loan. Stock with a market value equal to the amount of the dividend is allocated to the participants' accounts.

     At December 31, 1994, the ESOP held 1,054,076 shares of stock allocated to participants' accounts and 1,659,373 shares in the loan suspense account. The shares allocated to participants include 7,835 that were released in January 1995.

     All ESOP shares are considered outstanding for earnings per share calculations. Dividends on ESOP shares are charged to retained earnings.

     Compensation expense is recognized on the cash method and is reduced for dividends paid on the ESOP shares. The company recognized ESOP-related expense of $15 million in each of the years 1994, 1993, and 1992. These amounts include interest expense incurred on the ESOP debt of $9 million in 1994, $9 million in 1993, and $10 million in 1992. The company contributed $14 million cash to the ESOP in 1994, $12 million in 1993, and $14 million in 1992. The cash contributions are net of $4 million for the dividends paid on the company stock held by the ESOP in each of the years 1994, 1993, and 1992.

20.  Other Financial Information

     Condensed financial information relating to the company's previously unconsolidated, wholly owned finance and insurance subsidiaries is summarized below:

(In millions of dollars)                1994      1993      1992

Results of operations -
      Interest income                   $ 20      $ 13      $ 12
      Net income                           4         3         3

Financial position -
      Assets                            $460      $245      $357
      Liabilities                       (362)     (151)     (266)

        Stockholder's equity            $ 98      $ 94      $ 91

21.  Restructuring Charges

     During 1994, the company implemented a restructuring program consisting principally of a reorganization of corporate support functions. As a result of the program, 237 employees were terminated during the year. The company accrued a total of $8 million for future compensation, outplacement, and the cost of special termination benefits for retiring employees to be paid from retirement plan assets. The year-end reserve balance of $2 million represents primarily future compensation, which is expected to be paid and charged to the reserve during 1995.

22.  Reporting by Business Segments

(In millions of dollars)                     1994      1993      1992

Sales -
 Exploration and production(1)             $  482    $  369    $  349
 Refining and marketing                     1,893     1,992     2,175
 Chemicals                                    639       556       515
 Coal                                         294       328       307
 Other                                         45        36        36
     Total                                 $3,353    $3,281    $3,382

Operating profit (loss) -
 Exploration and production                $   74    $   82    $   91
 Refining and marketing                        35       (28)      (21)
 Chemicals                                     92        70        79
 Coal                                          45        80        77
 Other                                         (1)       (5)        3
     Total                                 $  245    $  199    $  229

Net operating profit (loss) -
 Exploration and production                $   49    $   52    $   53
 Refining and marketing                        22       (19)      (13)
 Chemicals                                     59        44        50
 Coal                                          34        58        53
 Other                                         (1)       (3)        3
     Total                                    163       132       146
Net interest expense                          (30)      (27)      (34)
Net nonoperating expense(2)                   (43)      (28)     (138)
Extraordinary charge,
 net of income taxes                            -         -        (5)
Cumulative effect on prior years of
 changes in accounting principles,
 net of income taxes                            -         -       (70)

Net income (loss)                          $   90    $   77    $ (101)

Sales to unaffiliated customers -
 U.S. operations                           $2,958    $3,045    $3,174

 International operations:(3)
   Canada - exploration and
     production                                54        53        48
   North Sea - exploration
     and production                           191        81        92
   Australia - chemicals                      114       100        67
   Other                                       36         2         1
                                              395       236       208
     Total                                 $3,353    $3,281    $3,382

Operating profit (loss) -
 U.S. operations                             $186      $210      $217

 International operations:
   Canada - exploration and
     production                                 8         2         2
   North Sea - exploration
     and production                            54         3         6
   Australia - chemicals                        7       (13)      (13)
   Other                                      (10)       (3)       17
                                               59       (11)       12
     Total                                   $245      $199      $229


(1)Excludes intersegment sales, primarily crude oil sales, of $151 million in 1994, $195 million in 1993, and $211 million in 1992.

(2)Includes provision for reclamation and remediation of $6 million in 1994 and $130 million in 1992. The 1993 amount was not material.

(3)Excludes international crude oil sales to domestic affiliates of $28 million in 1994, $39 million in 1993, and $55 million in 1992.

(In millions of dollars)                     1994      1993      1992

Depreciation, depletion, and
 amortization expense -
   Exploration and production                $228      $206      $201
   Refining and marketing                      28        26        23
   Chemicals                                   51        49        49
   Coal                                        24        26        25
   Other                                       14        14        14
     Total                                   $345      $321      $312

Capital expenditures -
   Exploration and production                $318      $318      $264
   Refining and marketing                      18        34        40
   Chemicals                                   51        39        33
   Coal                                        27        28        69
   Other                                        3         6         9
     Total capital expenditures               417       425       415

Exploration expenses -
 Petroleum exploration and production:
   Dry hole costs                              30        28         5
   Amortization of undeveloped leases          17        18        18
   Other                                       35        22        29
     Total                                     82        68        52
 Minerals and other                             3         3         3
     Total exploration expenses                85        71        55
 Less - Amortization of oil and gas
   and minerals leases and other
   noncash expenses                           (18)      (18)      (18)
                                               67        53        37

     Total capital expenditures and
       cash exploration expenses           $  484    $  478    $  452

Identifiable assets -
 Exploration and production                $1,781    $1,669    $1,547
 Refining and marketing                       579       541       595
 Chemicals                                    735       733       753
 Coal                                         320       335       327
 Other                                        118       135       127
     Total                                  3,533     3,413     3,349
Corporate assets                              165       134       172
     Total                                 $3,698    $3,547    $3,521

Identifiable assets -
 U.S. operations                           $2,292    $2,223    $2,256

 International operations:
   Canada - exploration and
     production                               193       206       233
   North Sea -  exploration
     and production                           679       681       516
   Australia - chemicals                      257       256       300
   Other                                      112        47        44
                                            1,241     1,190     1,093

     Total                                 $3,533    $3,413    $3,349


23.  Results of Operations from Crude Oil and Natural Gas
     Activities

     The results of operations from crude oil and natural gas activities for the three years ended December 31, 1994, consisted of the following:

                               Gross Revenues                                                                       Results of
                        Sales to     Sales to         Production   Other               Depreciation                 Operations,
(In millions          Unaffiliated   Affiliated       (Lifting)   Related  Exploration and Depletion   Income Tax   Producing
of dollars)             Entities     Entities   Total   Costs      Costs    Expenses     Expenses       Expenses    Activities

1994 -
 Domestic                $169          $108      $277      $ 96       $ 6      $45           $115         $ 4          $11
 Canada                    48             -        48        13         1        6             26           1            1
 North Sea                182            14       196        70         -       17             61          17           31
 Other international        -            14        14         5         1       14              5          (3)          (8)
   Total crude oil
   and natural gas
   activities             399           136       535       184         8       82            207          19           35
 Other(1)                  83            15        98        73         1        -              4           6           14
     Total               $482          $151      $633      $257       $ 9      $82           $211         $25          $49

1993 -
 Domestic                $203          $129      $332      $105       $ 8      $36           $119         $20          $44
 Canada                    50             2        52        17         1        8             24           -            2
 North Sea                 77            17        94        45         -       13             36           -            -
 Other international        -            22        22         7         -       11              5           5           (6)
   Total crude oil
   and natural gas
   activities             330           170       500       174         9       68            184          25           40
 Other(1)                  39            25        64        43         -        -              4           5           12
     Total               $369          $195      $564      $217       $ 9      $68           $188         $30          $52

1992 -
 Domestic                $187          $130      $317      $111       $ 8      $28           $109         $19          $42
 Canada                    44             2        46        17         1        8             20           -            -
 North Sea                 89            27       116        47         8       14             44           2            1
 Other international        -            28        28         8         -        2              7          12           (1)
   Total crude oil
   and natural gas
   activities             320           187       507       183        17       52            180          33           42
 Other(1)                  29            24        53        34         -        -              3           5           11
       Total             $349          $211      $560      $217       $17      $52           $183         $38          $53



(1)Includes brokered gas marketing, gas processing plants, pipelines, and other items that do not fit the definition of crude oil and natural gas activities but have been included above to reconcile to the segment presentations.


     The table below presents the average sales price per unit of crude oil and natural gas produced and the production costs per barrel of oil equivalent during each of the past three years.

                                            1994      1993      1992

Average sales price -
 Crude oil (per barrel)
   Domestic                                $14.64    $15.76    $18.17
   Canada                                   13.39     14.65     16.24
   North Sea                                15.15     15.90     18.71
   Other international                      14.48     14.97     17.44
     Average                                14.81     15.64     18.11

 Natural gas (per MCF)
   Domestic                                  1.83      2.03      1.67
   Canada                                    1.37      1.42      1.03
   North Sea                                 2.11      1.39      1.73
     Average                                 1.76      1.92      1.56

Production costs -
 (per barrel of oil equivalent)(1)
   Domestic                                  4.34      4.32      4.61
   Canada                                    2.75      3.44      3.51
   North Sea                                 5.25      7.24      7.80
   Other international                       4.91      5.11      4.98
     Average                                 4.47      4.73      5.01

(1)Natural gas production has been converted to a barrel of oil equivalent based on approximate relative heating value (6 MCF equals 1 barrel).


24.  Capitalized Costs of Crude Oil and Natural Gas Activities

     Capitalized costs of crude oil and natural gas activities and the related reserves for depreciation, depletion, and amortization at the end of 1994 and 1993 are set forth below:

(In millions of dollars)                         1994      1993

Capitalized costs -
   Proved properties                            $3,746    $3,602
   Unproved properties                             101       103
   Other                                            73        78
                                                 3,920     3,783

Reserves for depreciation,
 depletion, and amortization -
   Proved properties                             2,261     2,195
   Unproved properties                              60        53
   Other                                            45        46
                                                 2,366     2,294

     Net capitalized costs                      $1,554    $1,489


25.  Costs Incurred in Crude Oil and Natural Gas Activities

     Total expenditures, both capitalized and expensed, for crude oil and natural gas property acquisition, exploration, and development activities for the three years ended December 31, 1994, are reflected in the following table:


                              Property
                             Acquisition    Exploration    Development
(In millions of dollars)        Costs(1)       Costs(2)       Costs(3)

1994 -
 Domestic                         $43           $ 67           $125
 Canada                             1              5              9
 North Sea                          -             16             39
 China                              -              1             56
 Other international                3             12              2
   Total                          $47           $101           $231

1993 -
 Domestic                         $ 5           $ 48            $93
 Canada                             -              5              6
 North Sea                          -             16            172
 China                              -              5              -
 Other international                3              4              3
   Total                          $ 8           $ 78           $274

1992 -
 Domestic                         $11           $ 29           $ 87
 Canada                             1              6              8
 North Sea                          -             22            123
 Other international                -              1              2
   Total                          $12           $ 58           $220



(1)Includes $36 million and $8 million applicable to purchases of reserves in place in 1994 and 1992, respectively.

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

26.  Crude Oil, Condensate, and Natural Gas Net Reserves
     (Unaudited)

     The estimates of proved reserves have been prepared by the company's geologists and engineers. Such estimates include reserves on certain properties that are partially undeveloped and reserves that may be obtained in the future by secondary recovery operations now in operation or for which successful testing has been demonstrated. The company has no proved reserves attributable to long-term supply agreements with governments, consolidated subsidiaries in which there are significant minority interests, or affiliates accounted for by the equity method.

     The following table summarizes the changes in the estimated quantities of the company's crude oil and condensate and natural gas reserves for the three years ended December 31, 1994:


                                       Crude Oil and Condensate
                                       (In millions of barrels)
                                               North
                             Domestic  Canada   Sea   China   Other   Total


Proved developed and
 undeveloped reserves-
 Balance December 31,1991      80.4     14.3   61.0      -     4.7    160.4
   Revisions of previous
     estimates                   .5       .9    5.1      -     1.2      7.7
   Purchases of reserves
     in place                   2.1       .1      -      -       -      2.2
   Sales of reserves in
     place                      (.3)     (.7)     -      -       -     (1.0)
   Extensions, discoveries,
     and other additions        1.2       .6   20.0      -       -      21.8
   Production                  (9.3)    (1.7)  (5.9)     -    (1.6)    (18.5)
 Balance December 31, 1992     74.6     13.5   80.2      -     4.3     172.6
   Revisions of previous
     estimates                  5.2       .7    6.4      -      .3      12.6
   Purchases of reserves
     in place                    .3        -      -   26.1       -      26.4
   Sales of reserves in
     place                      (.4)     (.1)     -      -       -       (.5)
   Extensions, discoveries,
     and other additions        5.9       .6     .8      -       -       7.3
   Production                 (10.1)    (1.7)  (6.1)     -    (1.5)    (19.4)

 Balance December 31, 1993     75.5     13.0   81.3   26.1     3.1     199.0
   Revisions of previous
     estimates                  4.9      1.4    5.7      -       -      12.0
   Purchases of reserves
     in place                   1.3       .1      -      -      .1       1.5
   Sales of reserves in
     place                     (1.0)     (.1)     -      -    (2.1)     (3.2)
   Extensions, discoveries,
     and other additions        5.7       .2      -      -       -       5.9
   Production                  (9.3)    (1.7) (12.6)     -    (1.0)    (24.6)
 Balance December 31, 1994     77.1     12.9   74.4   26.1      .1     190.6
Proved developed reserves -
 December 31, 1991             42.7     12.8   20.9      -     4.4      80.8
 December 31, 1992             40.1     13.4   16.3      -     3.9      73.7
 December 31, 1993             44.8     12.9   40.5      -     2.7     100.9
 December 31, 1994             44.5     12.4   48.8      -      .1     105.8

                                             Natural Gas
                                     (In billions of cubic feet)
                                                  North
                                Domestic  Canada   Sea    Other  Total

Proved developed and
 undeveloped reserves-
 Balance December 31,1991       540.6     137.7   159.7    4.0    842.0
   Revisions of previous
     estimates                   19.8       3.4     2.6      -     25.8
   Purchases of reserves
     in place                     1.2        .1       -      -      1.3
   Sales of reserves in
     place                       (5.7)     (8.0)      -      -    (13.7)
   Extensions, discoveries,
     and other additions         17.7       9.6       -      -     27.3
   Production                   (88.2)    (18.9)    (.9)     -   (108.0)
 Balance December 31, 1992      485.4     123.9   161.4    4.0    774.7
   Revisions of previous
     estimates                   (6.2)     (7.2)   16.2   (4.0)    (1.2)
   Purchases of reserves
     in place                      .2         -       -      -       .2
   Sales of reserves in
     place                       (3.3)     (1.7)      -      -     (5.0)
   Extensions, discoveries,
     and other additions         21.7      14.2     8.2      -     44.1
   Production                   (85.2)    (18.4)    (.9)     -   (104.5)

 Balance December 31, 1993      412.6     110.8   184.9      -    708.3
   Revisions of previous
     estimates                   36.0     (16.6)   18.5      -     37.9
   Purchases of reserves
     in place                    16.3        .9       -      -     17.2
   Sales of reserves in
     place                        (.9)     (1.0)      -      -     (1.9)
   Extensions, discoveries,
     and other additions        181.0       6.0       -      -    187.0
   Production                   (76.8)    (18.1)   (4.4)     -    (99.3)
 Balance December 31, 1994      568.2      82.0   199.0      -    849.2

Proved developed reserves -
 December 31, 1991              378.4     131.5    56.9    4.0    570.8
 December 31, 1992              345.5     120.4    56.8    4.0    526.7
 December 31, 1993              346.8     107.4   113.2      -    567.4
 December 31, 1994              345.9      78.6   134.3      -    558.8

     The following presents the company's barrel of oil equivalent proved developed and undeveloped reserves based on approximate relative heating value (6 MCF equals 1 barrel).

(In millions of                                 North
equivalent barrels)          Domestic  Canada    Sea    China    Other  Total
 December 31, 1991            170.5     37.2    87.6       -      5.4   300.7
 December 31, 1992            155.5     34.1   107.1       -      5.0   301.7
 December 31, 1993            144.3     31.5   112.1    26.1      3.1   317.1
 December 31, 1994            171.8     26.6   107.5    26.1       .1   332.1


27.  Standardized Measure of and Reconciliation of Changes in
     Discounted Future Net Cash Flows (Unaudited)

     The standardized measure of future net cash flows presented in the following table was computed using year-end prices and costs and a 10% discount factor. The future income tax expense was computed by applying the appropriate year-end statutory rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows less the tax basis of the properties involved. However, the company cautions that actual future net cash flows may vary considerably from these estimates. Although the company's estimates of total reserves, development costs, and production rates were based upon the best information available, the development and production of the oil and gas reserves may not occur in the periods assumed. Actual prices realized and costs incurred may vary significantly from those used. Therefore, such estimated future net cash flow computations should not be considered to represent the company's estimate of the expected revenues or the current value of existing proved reserves.


                                                                                          Standardized
                                         Future                                            Measure of
                                       Development                                10%      Discounted
(In millions              Future     and Production    Future      Future Net    Annual    Future Net
 of dollars)           Cash Inflows       Costs     Income Taxes   Cash Flows   Discount   Cash Flows

1994 -
 Domestic                 $2,124         $1,013         $257       $  854        $312      $  542
 Canada                      297             79           65          153          63          90
 North Sea                 1,679            596          280          803         237         566
 China                       418            193           52          173          77          96
 Other international           3              -            1            2           1           1

     Total                $4,521         $1,881         $655       $1,985        $690      $1,295

1993 -
 Domestic                 $1,822         $  968         $189       $  665        $251      $  414
 Canada                      352            141           58          153          51         102
 North Sea                 1,542            662          161          719         256         463
 China                       309            258           17           34          55         (21)
 Other international          41             30            6            5           1           4

     Total                $4,066         $2,059         $431       $1,576        $614      $  962

1992 -
 Domestic                 $2,285         $1,038         $323       $  924        $372      $  552
 Canada                      410            138           83          189          80         109
 North Sea                 1,854            828          309          717         280         437
 Other international          75             46           21            8           2           6

     Total                $4,624         $2,050         $736       $1,838        $734      $1,104


     The changes in the standardized measure of future net cash flows are presented below for each of the past three years:


(In millions of dollars)                    1994      1993      1992

Net change in sales and transfer
 prices and in production costs           $  265     $ (433)   $  149
Changes in estimated future
 development costs                           (44)      (137)      (32)
Sales and transfers less
 production costs                           (351)      (326)     (324)
Purchases of reserves in place                20         (9)        9
Changes due to extensions,
 discoveries, etc.                            97         96        99
Changes due to revisions in
 quantity estimates                          131         86        32
Current period development costs             231        274       220
Accretion of discount                        120        150       122
Changes in income taxes                     (135)       156       (71)
Timing and other                              (1)         1         3
  Net change                                 333       (142)      207
Total at beginning of year                   962      1,104       897

Total at end of year                      $1,295     $  962    $1,104


28.  Supplementary Mineral Ore Reserve and Price Data
     (Unaudited)

     The following table represents selected statistics related to the company's mineral operations. Mineral reserves presented in the following table represent those estimated quantities of proved and probable ore that, under presently anticipated conditions, may be profitably recovered and processed for the extraction of their mineral content. Future production of these resources is dependent on many factors, including market conditions and governmental regulations.


(In thousands of tons)       1994     1993      1992       1991      1990

Proved and probable
 (demonstrated)
 reserves, December 31 -
   Coal                    864,180   887,900   906,400   774,900   793,600
   Heavy minerals            6,000(1)  8,000     8,600     9,000     9,500
Production -
   Coal                     25,607    23,325    20,756    21,750    19,782
   Heavy minerals              268       263       262       251       139
Average market price
 (per ton) -
   Coal                     $10.73    $13.78    $14.57   $ 14.18   $ 13.52
   Heavy minerals            85.43     69.47     77.99    101.35    101.53



(1)Represents 173 million tons of sand containing 3.5% heavy minerals in Western Australia. The percentages of valuable heavy minerals within the heavy mineral concentrate are 4.3% rutile, 61.2% ilmenite, 3.5% leucoxene, and 11% zircon.


29. Quarterly Financial Information (Unaudited)

    A summary of quarterly consolidated results for 1994 and 1993 is presented below:


                                                                        Net Income
(In millions of dollars,                    Operating        Net        Per Common
except per-share amounts)      Sales          Profit       Income          Share

1994 Quarter Ended -
   March 31                  $  801           $ 55          $22            $ .42
   June 30                      865             74           30              .58
   September 30                 858             62           18              .35
   December 31                  829             54           20              .39

     Total                   $3,353           $245          $90            $1.74

1993 Quarter Ended -
   March 31                  $  783           $ 55          $24            $ .50
   June 30                      846             71           34              .70
   September 30                 819             49           19              .39
   December 31                  833             24            -                -

     Total                   $3,281           $199          $77            $1.57(1)


(1)The 1993 quarterly amounts do not add to the annual per-share amount due to shares issued during the year
   (see Note 17).


    The company's common stock is listed for trading on the New York Stock Exchange and on December 31, 1994, was held by approximately 12,000 shareholders. The ranges of sales prices and dividends declared during the last two years were as follows:


                           Market Prices                Dividends
                      1994              1993            per Share
                    High    Low      High   Low       1994     1993

Quarter Ended -
 March 31          48-1/4  41       49-3/8 41-3/4     $.38     $.38
 June 30           48-1/2  40       53-1/4 47-3/4      .38      .38
 September 30      51      46-1/8   56     48          .38      .38
 December 31       49-1/4  43-3/4   54     43-5/8      .38      .38

Six-Year Financial Summary

(In millions of dollars,
except per-share amounts)              1994      1993      1992      1991      1990      1989

Summary of Net Income (Loss)
Sales                                 $3,353    $3,281    $3,382    $3,274    $3,683    $3,000
Operating costs and expenses           3,185     3,135     3,422     3,090     3,374     2,732
Interest expense                          59        47        66        78        86        72
 Total costs and expenses              3,244     3,182     3,488     3,168     3,460     2,804
                                         109        99      (106)      106       223       196
Other income (expense)                    23        19        42        60       (67)       19
Provision (benefit) for income
 taxes                                    42        41       (38)       64        43        81
Income (loss)from continuing
 operations before extraordinary
 charge and cumulative effect on
 prior years of changes in
 accounting principles                    90        77       (26)      102       113       134
Income from discontinued operations        -         -         -         -        37        22
Extraordinary charge                       -         -        (5)        -         -         -
Cumulative effect on prior
 years of changes in
 accounting principles                     -         -       (70)        -         -         -
Net income (loss)                     $   90    $   77    $ (101)   $  102    $  150    $  156

Common Stock Information, per Share
Net income (loss) per common share
 Continuing operations                $ 1.74    $ 1.57    $ (.53)   $ 2.10    $ 2.26    $ 2.75
 Discontinued operations                   -         -         -         -       .75       .45
 Extraordinary charge                      -         -      (.10)        -         -         -
 Cumulative effect on prior years
   of changes in accounting
   principles                              -         -     (1.45)        -         -         -
       Total                          $ 1.74    $ 1.57    $(2.08)   $ 2.10    $ 3.01    $ 3.20
Dividends declared                      1.52      1.52      1.52      1.50      1.41      1.27

Stockholders' equity                   29.82     29.24     27.93     31.43     30.70     29.31
Market high for the year               51.00     56.00     46.38     46.88     53.63     52.00
Market low for the year                40.00     41.75     35.63     35.13     42.38     37.38
Market price at year-end              $46.25    $45.25    $45.00    $38.63    $44.88    $50.75
Shares outstanding at
 year-end (thousands)                 51,694    51,655    48,284    48,229    48,453    50,144

Balance Sheet Information
Working capital                       $   73    $   79    $  210    $  343    $  472    $  328
Property, plant, and
 equipment, net                        2,552     2,513     2,422     2,299     2,169     2,373
Total assets                           3,698     3,547     3,521     3,421     3,473     3,332
Long-term debt                           673       590       792       926       805       858
Total debt                               993       898       971       983       820       886
Stockholders' equity                   1,543     1,512     1,350     1,516     1,491     1,476

Cash Flow Information
Net cash provided by operating
 activities                              355       424       277       194       579       346
Capital expenditures                     411       451       373       504       488       365
Dividends paid                            78        73        73        72        69        58
Sale (purchase) of treasury
 stock, net                           $    -    $    -    $    -    $  (13)   $  (98)   $   83

Ratios and Percentage
Current ratio                            1.1       1.1       1.3       1.6       1.7       1.6
Average price/earnings ratio            26.1      31.1        NM      19.5      15.9      14.0
Total debt to total capitalization        39%       37%       42%       39%       34%       37%



Six-Year Operating Summary

                                        1994      1993      1992      1991      1990     1989
Exploration and Production
Net production of crude oil
 and condensate
 (thousands of barrels
   per day)
     Domestic                           25.5      27.8      25.5      23.0      20.7      21.4
     Canada                              4.7       4.7       4.5       4.6       4.3       3.1
     North Sea                          34.3      16.7      16.0      18.6      21.2      17.2
     Other international                 2.8       4.0       4.5       4.2       4.2       4.1
       Total                            67.3      53.2      50.5      50.4      50.4      45.8

Average price of crude oil
 sold (per barrel)
     Domestic                         $14.64    $15.76    $18.17    $19.24    $22.22    $17.73
     Canada                            13.39     14.65     16.24     17.36     20.58     15.71
     North Sea                         15.15     15.90     18.71     19.64     21.84     17.64
     Other international               14.48     14.97     17.44     16.71     20.43     15.71
       Average                        $14.81    $15.64    $18.11    $19.01    $21.77    $17.35

Natural gas deliveries
 (MMCF per day)                          271       286       296       281       255       249
Average price of natural
 gas delivered (per MCF)              $ 1.76    $ 1.92    $ 1.56    $ 1.44    $ 1.66    $ 1.63

Net exploratory wells drilled
     Oil                                2.10      1.22       .86      3.22      2.07      5.31
     Gas                                7.51      1.00      1.73      2.41     10.41      1.66
     Dry                                8.47     10.09      5.53      9.18     16.15     15.97
       Total                           18.08     12.31      8.12     14.81     28.63     22.94

Net development wells drilled
     Oil                                9.60     17.81     11.33     26.18     16.61     16.39
     Gas                               12.67     26.09     15.93     14.01     35.18     21.53
     Dry                                4.63      2.33      3.05      3.04      1.71      3.30
       Total                           26.90     46.23     30.31     43.23     53.50     41.22

Undeveloped net acreage
 (thousands)
     Domestic onshore                    237       277       362       409       333       401
     Domestic offshore                   262       246       258       281       257       221
     Canada                              154       161       184       209       237       287
     North Sea                           363       243       184       188       113       123
     Other international               1,591     1,926       217     4,092     4,166     3,421
       Total                           2,607     2,853     1,205     5,179     5,106     4,453

Developed net acreage
 (thousands)
     Domestic onshore                    370       384       418       447       385       406
     Domestic offshore                   172       155       131       144       157       148
     Canada                              165       156       163       202       203       208
     North Sea                            21        21        18        17        17        14
     Other international                  19        43        24        24        24        24
       Total                             747       759       754       834       786       800

Estimated proved reserves
   Crude oil and condensate
     (millions of barrels)               191       199       173       160       136       117
   Natural gas (billions of
     cubic feet)                         849       708       775       842       826       794

Refining and Marketing
Refining capacity (thousands of
 barrels per day)
   Crude oil distillation                181       181       181       181       181       181
   Downstream processing units           155       155       155       155       155       155
Refinery runs (thousands of
 barrels per day)                        146       140       135       130       142       147

Refined products produced
 (thousands of barrels per day)
   Unleaded gasoline                    82.1      77.8      75.9      77.2      84.0      66.7
   Leaded gasoline                         -         -         -         -       3.0      15.2
   Distillate                           45.6      41.0      39.7      41.3      43.4      46.1
   Residual fuel                        11.4      13.2      13.5      13.7      13.1      11.0
   Solvents, LPG, and asphalt           10.2      10.0       9.5       8.3       9.7      10.0
   Other                                13.0      14.3      12.7      10.3       9.9      13.9
     Total                             162.3     156.3     151.3     150.8     163.1     162.9

Refined products sold (thousands
 of barrels per day)
   Unleaded gasoline                   115.1     113.1     119.5     110.0     108.5      86.8
   Leaded gasoline                         -         -         -        .3       4.2      15.7
   Distillate                           75.9      85.6      83.3      72.2      66.1      66.0
   Residual fuel                         9.7      12.4      11.3      11.7      11.3       8.6
   Solvents, LPG, and asphalt           18.0      16.0      19.1      15.9      14.2      11.2
   Other                                14.7      11.5       9.6      10.6      11.0      12.7
     Total                             233.4     238.6     242.8     220.7     215.3     201.0

Refined-product sales prices
 (cents per gallon)
   Unleaded gasoline                   53.06     55.51     61.50     65.78     74.06     59.32
   Leaded gasoline                         -         -         -     70.56     69.70     60.10
   Distillate                          50.78     53.78     57.17     61.60     71.18     56.03
   Residual fuel                       29.88     30.61     31.72     27.30     41.25     39.92
   Solvents, LPG, and asphalt          39.59     41.16     38.00     44.46     45.27     39.19
   Other                               68.16     60.66     69.06     69.58     86.48     77.75
     Average                           51.27     52.89     57.07     61.02     70.11     57.51

Chemicals
Industrial and specialty chemical
 sales (thousands of tons)               381       331       314       263       233       196
Heavy-mineral sales (thousands
 of tons)                                 89       191        92       114        86        22
Treated forest-product sales
 (millions of board feet)                207       223       237       202       228       205

Coal
Sales (millions of tons)                27.5      23.5      20.8      21.9      19.8      17.5
Recoverable reserves
 (millions of tons)                      864       888       906       775       794       785

Employees
Number of employees at year-end        5,524     5,812     5,866     6,072     6,756     7,942
Total wages and benefits
 (millions of dollars)                  $319      $319      $326      $323      $398      $361
