Form 10-K405, Exhibit 13
period 1995-12-31
KERR MCGEE CORP
filed 1996-03-29
CIK 55458

Management's Discussion and Analysis

Results of Consolidated Operations

     The company's 1995 net loss was $31 million, or $.60 per common share, compared with 1994 net income of $90 million, or $1.74 per common share, and 1993 net income of $77 million, or $1.57 per common share. During 1995, the company adopted the provisions of Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of;" began a divestiture and restructuring program for its exploration and production operations; and provided for additional future remediation costs related to the company's closed chemical processing facility in West Chicago, Illinois. These noncash, unusual items totaled $161 million after income taxes. Excluding these unusual items, the company's 1995 income from continuing operations was $137 million, or $2.63 per common share. Also during 1995, the company completed the sale of substantially all of its refining and marketing operations and has therefore restated the amounts in the accompanying income statement and related notes to present these operations as discontinued. The company's 1995 loss from continuing operations was $24 million, or $.47 per common share, compared with 1994 income of $69 million, or $1.33 per common share, and 1993 income of $95 million, or $1.93 per common share.

     Operating profit for 1995 was $72 million, compared with $210 million and $227 million for 1994 and 1993, respectively. The $138 million decrease in 1995 operating profit was due to the adoption of FAS 121 and the divestiture and restructuring program in the exploration and production operating unit, totaling $234 million, partially offset by improved results in each of the company's three operating units. The $17 million decrease in 1994 operating profit, compared with 1993, was due to lower operating results in exploration and production and coal operations, partially offset by increased chemical operating profit.

     Consolidated sales from continuing operations totaled $1.8 billion for 1995, compared with $1.6 billion for 1994 and $1.5 billion for 1993. The improvement in 1995 revenues was primarily due to higher titanium dioxide pigment and crude oil sales prices and higher crude oil, natural gas, synthetic rutile, and coal sales volumes, partially offset by lower natural gas and coal sales prices and lower forest products sales volumes. Costs and operating expenses increased $80 million in 1995, primarily due to higher coal and chemical production volumes and increased purchases of crude oil and natural gas for resale. The $116 million increase in 1994 costs and operating expenses, compared with 1993, was due to higher costs for exploration and production resulting from increased crude oil production and higher costs for chemical operations due to higher production volumes.

     The 1995 and 1993 selling, general, and administrative expenses were lower than 1994 by $13 million and $16 million, respectively, principally due to the effects of corporate restructuring and higher provisions for bad debts in 1994.

     The $227 million asset impairment in 1995 is the result of the company's adoption of FAS 121 and the oil and gas divestiture program (see Note 3).

     Exploration costs for 1995, 1994, and 1993 were $92
million, $85 million, and $71 million, respectively. The 1995 increase resulted principally from higher dry hole and geophysical costs in the Gulf of Mexico and higher other exploration costs in China and domestic areas. The 1994 increase resulted primarily from higher geophysical and dry hole costs.

     Net provisions for environmental reclamation and remediation of inactive sites totaled $54 million, $10 million, and $4 million in 1995, 1994, and 1993, respectively. These amounts represent additional provisions established for the removal of low-level radioactive materials from the company's inactive facility in West Chicago, Illinois, and the reclamation of several other inactive facilities.

     Interest and debt expense totaled $61 million in 1995, slightly higher than $58 million in 1994. Interest and debt expense for 1994 was $11 million higher than in 1993 due primarily to lower capitalized interest, higher average interest rates, and higher debt.

Segment Operations

     Operating profit (loss) from each of the company's segments is summarized in the following table:

(In millions of dollars)          1995(1)    1994      1993

Exploration and production         $(97)     $ 74      $ 82
Chemicals                           122        92        70
Coal                                 43        45        80
Other                                 4        (1)       (5)

         Total                     $ 72      $210      $227

(1)Includes unusual items discussed in the following paragraphs.


Exploration and Production

     Exploration and production had a 1995 operating loss of $97 million, compared with an operating profit of $74 million for 1994 and $82 million for 1993. The decline in the 1995 results was due to the FAS 121 asset impairments and the divestiture and restructuring program, which totaled $210 million (see Notes 3 and 10, respectively). Without these charges, the 1995 operating profit would have been $113 million, or an increase of $39 million from 1994. This improvement resulted from higher crude oil sales volumes and prices and higher natural gas sales volumes, partially offset by lower natural gas sales prices and higher exploration costs. The decline in 1994, compared with 1993, resulted principally from lower crude oil sales prices, lower natural gas deliveries and sales prices, and higher exploration expense, partially offset by higher crude oil sales volumes.

     Revenues and crude oil and natural gas sales volumes and prices are summarized in the following table:

                                       1995      1994      1993

Revenue (millions of dollars)         $  690    $  633    $  561

Crude oil and condensate produced
 (thousands of barrels per day)         70.4      67.3      53.2

Average price of crude oil sold
 (per barrel)                         $15.99    $14.81    $15.64

Natural gas deliveries
 (MMCF per day)                          291       271       286

Average price of natural gas
 delivered (per MCF)                  $ 1.52    $ 1.76    $ 1.92

Chemicals

     Operating profit from chemicals totaled $122 million, $92 million, and $70 million for 1995, 1994, and 1993, respectively, on revenues of $707 million, $639 million, and $556 million, respectively. The increase in 1995 revenues was due to higher titanium dioxide pigment sales prices and higher synthetic rutile sales volumes, partially offset by lower forest products sales volumes. The increase in 1995 operating profit was due primarily to the higher titanium dioxide pigment sales prices. The increase in 1994 revenues was due to higher sales volumes of most chemical products and higher international titanium dioxide pigment sales prices, partially offset by lower domestic pigment sales prices. The higher 1994 operating profit, compared with 1993, was due to lower per-unit production costs for most products and higher revenues.

Coal

     Coal operating profit was $43 million for 1995, compared with $45 million for 1994 and $80 million for 1993. Revenues were $353 million, $294 million, and $328 million in 1995, 1994, and 1993, respectively. Revenues increased in 1995 due to higher sales volumes, partially offset by lower sales prices. Operating profit for 1995 declined as a result of the $23 million FAS 121 asset impairments (see Note 3). Excluding the asset impairments, the operating profit for 1995 would have been $66 million, or $21 million higher than in 1994, due to lower per-ton production costs and higher revenues. The decrease in 1994 revenues, compared with 1993, was due to lower average sales prices resulting from contract renegotiations in 1993, partially offset by higher sales volumes. Decreased 1994 operating profit, compared with 1993, was due to the decrease in revenues.



Financial Condition

Cash Flow

     Net cash provided by operating activities totaled $402 million for 1995, compared with $355 million and $424 million for 1994 and 1993, respectively. The company's net cash provided by operating activities for 1995 included a net loss of $31 million; depreciation, depletion, and amortization of $341 million; FAS 121 asset impairment provisions of $227 million; a net deferred tax benefit of $52 million; environmental provisions for inactive sites of $65 million; and other noncash charges of $43 million. These noncash items were partially offset by a net increase in working capital, excluding cash, short-term debt, and the working capital effects of the sale of the discontinued operations. Net cash provided by operating activities for 1994 of $355 million reflects net income of $90 million; depreciation, depletion, and amortization of $345 million; environmental provisions for inactive sites of $18 million; and other noncash charges of $73 million, partially offset by a net increase in working capital items, excluding cash and short-term debt. Net cash provided by operating activities for 1993 of $424 million reflects net income of $77 million; depreciation, depletion, and amortization of $321 million; other noncash charges of $54 million; and a net decrease in working capital items, excluding cash and short-term debt.

     Net cash used by the company in investing activities totaled $29 million, $389 million, and $396 million for 1995, 1994, and 1993, respectively. The major investing activity during each of the three years was cash capital expenditures, which totaled $485 million in 1995, $411 million in 1994, and $451 million in 1993. Partially offsetting were investing inflows of $419 million in 1995 from the sales of the refining and marketing assets and a $39 million receipt in 1993 from the sale of the contract drilling operations.

     Net cash used by the company in financing activities during 1995 totaled $368 million, which included net repayments of debt totaling $253 million, dividend payments of $79 million, and the purchase of treasury stock for $45 million. Financing activities provided $22 million and $9 million in 1994 and 1993, respectively, due primarily to increases in short-term borrowings that exceeded long-term debt repayments by $99 million and $79 million, respectively. Partially offsetting were dividends paid to common stockholders totaling $78 million and $73 million in 1994 and 1993, respectively.

     In September 1995, the company's Board of Directors approved an increase in the quarterly dividend payable on January 2, 1996, from $.38 per share to $.41 per share. Additionally, the board authorized management to purchase from time to time company stock of up to $300 million, or approximately 10% of the outstanding shares at the then current market price. At December 31, 1995, shares totaling 834,600 had been acquired at a cost of $48 million. The company expects to purchase the remaining shares in 1996 and 1997.

Liquidity

     The net working capital position of the company at year-end 1995 increased $113 million from year-end 1994. This increase resulted principally from repayments of short-term debt. The current ratio was 1.3 to 1 at December 31, 1995, compared with
1.1 to 1 at both December 31, 1994 and 1993.

     The percentage of total debt to total capitalization was 34% at December 31, 1995, compared with 39% and 37% at year-end
1994 and 1993, respectively. The decline in the 1995 percentage resulted from debt repayments during 1995.

     The company has several revolving credit agreements. One provides for combined borrowings by the company and Kerr-McGee Credit Corporation, a wholly owned subsidiary, of up to $325 million through August 25, 1999, of which $35 million was outstanding at year-end 1995. Another agreement entered into by the company and Kerr-McGee Oil (U.K.) PLC, a wholly owned subsidiary, is a revolving credit agreement with several banks providing for combined borrowings of up to $230 million through December 21, 1999, none of which was outstanding at year-end 1995. Both of these agreements require that the principal amounts outstanding be paid in full on the respective termination dates. Interest is payable at varying rates.

     The company's wholly owned subsidiary, Kerr-McGee Canada Ltd., has revolving credit agreements with three banks each to provide borrowings of up to U.S. $25 million, or a total of $75 million. Interest is payable at varying rates. These agreements may be extended for one-year terms if mutually agreed to by the company and the banks. During 1995, these agreements were extended for one year. The company is the guarantor for each of these agreements. At December 31, 1995, amounts outstanding pursuant to these agreements were as follows:

                                                  Amount Outstanding
Date of Agreement       Termination Date       (In millions of dollars)

September 20, 1993      September 4, 1996               $21
October 4, 1993         September 27, 1996               19
October 20, 1993        October 16, 1996                 16

     In February 1995, the company's wholly owned subsidiary, Kerr-McGee China Petroleum Ltd., entered into a revolving credit agreement with several banks providing for borrowings up to $105 million through February 24, 1998, of which $31 million was outstanding at year-end 1995. Interest is payable at varying rates.

     At year-end 1995, the company had available unused lines of credit and revolving credit facilities of $665 million. Of this amount, $330 million and $232 million can be used to support the commercial paper borrowings of Kerr-McGee Credit Corporation and Kerr-McGee Oil (U.K.) PLC, respectively.

     Capital expenditures for the three years ended December 31, 1995, totaled $1.3 billion and have been financed through internally generated funds and various borrowings. For the three-year period ended December 31, 1995, net cash provided by operating activities, excluding working capital changes, was $1.6 billion, approximately equal to total capital expenditures and dividends paid during the same period.

     Management anticipates that the cash requirements for the 1996 capital expenditures program, currently estimated to be $400 million, excluding acquisitions, and the capital expenditures programs for the next several years can be provided through internally generated funds and selective short-term and/or long-term borrowings.

     It is the company's intent to hedge a portion of its monetary assets, liabilities, and commitments denominated in foreign currencies; therefore, from time to time, the company purchases foreign currency forward contracts to provide funds for known or anticipated operating and capital requirements that will be denominated in foreign currencies and to sell funds received from collections of accounts receivable denominated in foreign currencies. Additionally, the company uses commodity futures and options to minimize the price risks associated with producing and selling crude oil and natural gas. Outstanding futures, forward, and option contracts are described in Note 9.

Environmental Matters

     The company's operations are subject to various environmental laws and regulations. Under these laws, the company is subject to possible obligations to remove or mitigate the effects on the environment of the disposal or release of certain chemical, petroleum, or low-level radioactive substances at various sites, including sites that have been designated Superfund sites by the United States Environmental Protection Agency (EPA) pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), as amended. At December 31, 1995, the company had received notices that it has been named a potentially responsible party (PRP) with respect to the remediation of 14 existing EPA Superfund sites and may share liability at certain of these sites. During 1995, the company received PRP notification from the EPA with respect to the site in Slidell, Louisiana. In addition, the company and/or its subsidiaries have executed consent orders, operate under a license, or have reached agreements to perform or have performed remediation or remedial investigations and feasibility studies on sites not included as EPA Superfund sites.

     The company does not consider the number of sites for which it has been named a PRP to be a relevant measure of liability. Because of continually changing environmental laws and regulations, the nature of the company's businesses, the large number of other PRPs, the present state of the law which, under CERCLA, imposes joint and several liability on all PRPs, and pending legal proceedings, the company is uncertain as to its involvement in many of the sites. Therefore, the company is unable to reliably estimate the potential liability and the timing of future expenditures that may arise from many of these environmental sites. Reserves have been established for the remediation and reclamation of active and inactive sites where it is probable that future costs will be incurred and the liability is estimable. In 1995, $119 million was added to the reserve for active and inactive sites. At December 31, 1995, the company's reserve for these sites totaled $297 million. In addition, at year-end 1995, the company had reserves of $85 million for the future costs for the abandonment and removal of offshore well and production facilities at the end of their productive lives and $18 million for the decommissioning and reclamation of coal mining locations. In the Consolidated Balance Sheet, $333 million of the total reserve is classified as a deferred credit, and the remaining $67 million is included in current liabilities.

     Expenditures for the environmental protection and cleanup of existing sites for each of the last three years and for the three-year period ended December 31, 1995, were as follows:

(In millions of dollars)      1995      1994      1993     Total

Capital expenditures          $ 20      $ 17       $13      $ 50
Recurring expenses              23        28        26        77
Charges to environmental
 reserves                       61        60        30       151
   Total                      $104      $105       $69      $278

     The company has not recorded in the financial statements potential reimbursements from governmental agencies or other third parties (see Note 13). The following table reflects the known estimated cost of investigation and/or remediation that is probable and estimable. The table includes all EPA Superfund sites where the company has been notified it is a PRP under CERCLA and other sites where the company believes it has some ongoing financial involvement in investigation and/or remediation.

                                                 Total Known    Total          Total Number
                      Stage of Investigation/    Estimated      Expenditures   of Identifiable
Location of Site      Remediation                Cost           Through 1995   PRPs
                                                   (In millions of Dollars)
EPA Superfund sites

 Milwaukee, Wis.      Executed consent decree
                      to remediate the site of
                      a former wood-treating
                      facility.  Conducting pre-
                      design studies; installed
                      and operating a free-
                      product recovery system.    $ 19           $  4               3

 West Chicago, Ill.,  Began cleanup of a portion
 outside the          of the site in 1995
 facility             (see Note 13).                22              6               1

 Slidell, La., and    Various stages of
 11 other sites       investigation.                23              6             489
 individually not
 material
                                                    64             16             493

Non-EPA Superfund
sites under consent order,
license, or agreement

 West Chicago, Ill.,  Pursuing a license to
 facility             decommission a former
                      facility (see Note 13).
                      Began shipments to a
                      permanent disposal
                      facility during 1994.        295            131

 Cleveland/Cushing,   Agreed to remediation
 Okla.                plans for a major             48             19
 Cimarron, Okla.      portion of these sites.       30             28
                                                   373            178
Non-EPA Superfund
sites individually
not material                                       146             92

   Total for all sites                            $583           $286


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

Accounting Matters

     During 1995, the company adopted the provisions of Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires that long-lived assets be reviewed for impairment. See Note 3 for a discussion of the effects of the new accounting standard on the company's results of operations and statement of financial position.

     The Financial Accounting Standards Board recently issued FAS No. 123, "Accounting for Stock-Based Compensation," which prescribes an alternative method of accounting for stock-based compensation awards. Under this optional accounting treatment, the fair value of stock-based compensation awards is recognized as expense over the vesting period of the award. The company expects to continue accounting for stock-based compensation awards as it has in the past using the intrinsic value method. Additional disclosure will be required beginning in 1996.

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

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Kerr-McGee
Corporation:

     We have audited the accompanying consolidated balance sheet of Kerr-McGee Corporation (a Delaware corporation) and subsidiary companies as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerr-McGee Corporation and subsidiary companies as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As explained in Note 3 to the financial statements, the company adopted Statement of Financial Accounting Standards No.
121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in 1995.

                      (ARTHUR ANDERSEN LLP)
                       ARTHUR ANDERSEN LLP

Oklahoma City, Oklahoma,
  February 16, 1996


Kerr-McGee Corporation

Consolidated Statement of Income

(In millions of dollars,
except per-share amounts)                    1995      1994      1993

Sales                                      $1,801    $1,612    $1,481

Costs and Expenses
 Costs and operating expenses                 999       919       803
 Selling, general, and
   administrative expenses                     87       100        84
 Depreciation and depletion                   310       300       277
 Asset impairment                             227         -         -
 Exploration, including dry holes
   and amortization of undeveloped
   leases                                      92        85        71
 Provision for environmental
   reclamation and remediation
   of inactive sites, net of
     reimbursements                            54        10         4
 Taxes, other than income taxes                61        65        69
 Interest and debt expense                     61        58        47
       Total Costs and Expenses             1,891     1,537     1,355
                                              (90)       75       126
Other Income                                   23        23        19

Income (Loss) from Continuing
 Operations before Income Taxes               (67)       98       145
Provision (Benefit) for Income Taxes          (43)       29        50

Income (Loss) from Continuing Operations      (24)       69        95
Income (Loss) from Discontinued
 Operations, net of provision (benefit)
 for income taxes of $(4) in 1995, $13
 in 1994, and $(9) in 1993                     (7)       21       (18)

Net Income (Loss)                          $  (31)   $   90    $   77

Net Income (Loss) per Common Share:
 Continuing Operations                     $ (.47)   $ 1.33    $ 1.93
 Discontinued Operations                     (.13)      .41      (.36)

       Total                               $ (.60)   $ 1.74    $ 1.57


Kerr-McGee Corporation

Consolidated Statement of Retained Earnings

(In millions of dollars,
except per-share amounts)                    1995      1994      1993

Balance at Beginning of Year               $1,320    $1,309    $1,306

 Net income (loss)                            (31)       90        77
 Dividends declared -
   $1.55 per common share in 1995 and
   $1.52 per common share in each of
   the years 1994 and 1993                    (80)      (79)      (74)

Balance at End of Year                     $1,209    $1,320    $1,309



The accompanying notes are an integral part of these statements.

Kerr-McGee Corporation

Consolidated Balance Sheet

(In millions of dollars)                               1995      1994

ASSETS
Current Assets
 Cash                                                $   87    $   82
 Accounts receivable, net of allowance
   for doubtful accounts of $5 million
   in 1995 and $3 million in 1994                       337       422
 Inventories                                            222       399
 Deposits and prepaid expenses                          120        60
     Total Current Assets                               766       963
Investments and Other Assets                            120        95
Property, Plant, and Equipment - Net                  2,267     2,552
Deferred Charges                                         79        88
                                                     $3,232    $3,698
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Short-term borrowings                               $   94    $  312
 Accounts payable                                       302       375
 Long-term debt due within one year                       9         8
 Taxes, other than income taxes                          18        33
 Accrued liabilities                                    157       162
     Total Current Liabilities                          580       890

Long-Term Debt                                          632       673

Deferred Credits and Reserves
 Income taxes                                           105       179
 Other                                                  499       413
     Total Deferred Credits and Reserves                604       592

Stockholders' Equity
 Common stock, par value $1.00 -
   150,000,000 shares authorized,
   53,513,888 shares issued in
   1995 and 53,304,076 shares
   issued in 1994                                        54        53
 Capital in excess of par value                         318       309
 Preferred stock purchase rights                          1         1
 Retained earnings                                    1,209     1,320
 Unrealized gain on available-for-
   sale securities                                       26        12
 Common stock in treasury, at cost -
   2,444,690 shares in 1995 and
   1,610,438 shares in 1994                            (111)      (63)
 Deferred compensation                                  (81)      (89)
     Total Stockholders' Equity                       1,416     1,543

                                                     $3,232    $3,698

The "successful efforts" method of accounting for oil and gas exploration and production activities has been followed in preparing this balance sheet.

The accompanying notes are an integral part of this balance sheet.

Kerr-McGee Corporation

Consolidated Statement of Cash Flows

(In millions of dollars)                         1995      1994      1993

Cash Flow from Operating Activities
 Net income (loss)                               $(31)     $ 90      $ 77
 Adjustments to reconcile to net cash
   provided by operating activities -
   Depreciation, depletion, and amortization      341       345       321
   Asset impairment                               227         -         -
   Deferred income taxes                          (52)        3         2
   Gain on sale of refining and
     marketing operations, net of income taxes     (2)        -         -
   Provision for environmental reclamation
     and remediation of inactive sites             65        18         4
   Noncash items affecting net income              43        73        54
     Retirements and gain on sale of assets        (1)       (4)       (9)
   Changes in current assets and
     liabilities and other, net of effects
     of discontinued operations sold -
       (Increase) decrease in accounts
         receivable                                78       (48)       34
       (Increase) decrease in inventories          (1)      (51)       36
       (Increase) decrease in deposits
         and prepaids                             (50)       (2)        7
       Increase (decrease) in accounts
         payable and accrued liabilities         (104)       26        (9)
       Decrease in taxes payable                  (53)       (3)      (21)
       Other                                      (58)      (92)      (72)
         Net cash provided by operating
           activities                             402       355       424

Cash Flow from Investing Activities
 Capital expenditures                            (485)     (411)     (451)
 Proceeds from sale of assets                      17        27        17
 Proceeds from sale of refining and
   marketing operations                           419         -         -
 Proceeds from sale of drilling operations          -         -        39
 Purchase of long-term investments                 (8)      (35)      (25)
 Proceeds from sale of long-term
   investments                                     28        30        24
         Net cash used in investing
           activities                             (29)     (389)     (396)

Cash Flow from Financing Activities
 Increase (decrease) in short-term
   borrowings                                    (218)      146        95
 Purchase of treasury stock                       (45)        -         -
 Dividends paid                                   (79)      (78)      (73)
 Repayment of long-term debt                      (35)      (47)      (16)
 Issuance of common stock                           9         1         3


         Net cash provided by (used in)
           financing activities                  (368)       22         9

Net Increase (Decrease) in Cash and
 Cash Equivalents                                   5       (12)       37
Cash and Cash Equivalents at
 Beginning of Year                                 82        94        57
Cash and Cash Equivalents at
 End of Year                                     $ 87      $ 82      $ 94



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

Foreign Currencies
     As the U.S. dollar has been adopted as the functional currency for each of the company's international operations, foreign currency transaction gains or losses are recognized in the period incurred. Total foreign currency transaction gains and losses were immaterial.

Net Income (Loss) per Common Share
     The weighted average number of shares used to compute the 1995 net loss per common share was 51,669,285. After adding the dilutive effect of the conversion of stock options to the weighted average number of shares outstanding, the shares used to compute net income per common share were 51,739,880 in 1994 and 49,281,023 in 1993.

Cash Equivalents
     The company considers all investments purchased with a maturity of three months or less to be cash equivalents. Cash includes time deposits, certificates of deposit, and U.S. government securities all totaling $48 million in 1995 and $45 million in 1994.

Inventories
     The costs of the crude oil and liquids inventories of the exploration and production operations and the company's other product inventories are determined by the first-in, first-out
(FIFO) method. The crude oil and refined products of the discontinued refining and marketing operations were valued using the last-in, first-out (LIFO) method until the sale of these inventories during 1995. Inventory carrying values include material costs, labor, and indirect manufacturing expenses associated therewith. Materials and supplies are valued at average cost.

Deferred Charges
     The cost of injected gas is deferred until sold at the completion of miscible gas flood projects. The deferral of preoperating and startup costs associated with new plants and facilities is generally amortized over the first five years of operations.

Property, Plant, and Equipment
     Oil and Gas - Exploration expenses, including geological and geophysical costs, rentals, and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized by field using the unit-of-production method as the oil and gas are produced.

     Proved properties are reviewed for impairment on a field-by-field basis when facts and circumstances indicate that their carrying amount may not be recoverable. In performing this review, future cash flows are estimated by applying estimated future oil and gas prices to estimated future production, less estimated future expenditures to develop and produce the reserves. If the sum of these estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property, an impairment loss is recognized for the excess of the carrying amount over the estimated fair value of the property. Prior to the third quarter of 1995, proved properties were evaluated on an area-of-interest basis and impaired when capitalized costs exceed estimated future revenues, computed by applying current oil and gas prices to estimated future production, less estimated future expenditures to develop and produce the reserves.

     Undeveloped acreage costs are capitalized and amortized at rates that provide full amortization on abandonment of unproductive leases. Costs of abandoned leases are charged to the accumulated amortization accounts, and costs of productive leases are transferred to the developed property accounts.

     Other - Property, plant, and equipment is stated at original cost less reserves for depreciation, depletion, and amortization. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized. Costs of nonproducing mineral acreage surrendered or otherwise disposed of are charged to expense at the time of disposition. Chemical, coal, and other assets are reviewed for impairment by asset group for which the lowest level of independent cash flows can be identified and impaired in the same manner as proved oil and gas properties. Prior to the third quarter of 1995, individual properties were written down when impairments were deemed to have occurred.

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

     Retirements and Sales - The costs and related depreciation, depletion, and amortization reserves are removed from the respective accounts upon retirement or sale of property, plant, and equipment. The resulting gain or loss is included in other income.

     Interest Capitalized - The company capitalizes interest costs on major projects that require a considerable length of time to complete. Interest capitalized in 1995, 1994, and 1993 was $11 million, $10 million, and $20 million, respectively.

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

Gas-Balancing Arrangements
     Gas-balancing arrangements with partners in natural gas wells are accounted for by the entitlements method. At December 31, 1995 and 1994, both the quantity and dollar amount of such arrangements recorded in the Consolidated Balance Sheet were immaterial.

Lease Commitments
     The company utilizes various leased properties in its operations, principally for marketing and office space. Net lease rental expense was $12 million in each of the years 1995, 1994, and 1993.

     The aggregate minimum annual rentals under noncancelable leases in effect on December 31, 1995, totaled $27 million, of which $7 million is due in 1996, $6 million in 1997, $13 million in the period 1998 through 2000, and $1 million thereafter.

Futures, Forward, and Option Contracts
     To minimize the price risks associated with the production and marketing of crude oil and natural gas, the company uses commodities futures and option contracts to hedge a portion of its crude oil and natural gas sales and natural gas purchased for operations. These contracts generally have maturities of one year or less. Since the contracts qualify as hedges and correlate to price movements of crude oil and natural gas, any gain or loss from these contracts is explicitly deferred and recognized as part of the hedged transaction. Prior to the sale of the refining and marketing operations, the company also hedged a portion of its refined-product sales and crude oil purchased for the refineries.

     The company hedges a portion of its monetary assets, liabilities, and commitments denominated in foreign currencies. Periodically, the company purchases foreign currency forward contracts to provide funds for operating and capital expenditure requirements that will be denominated in foreign currencies and sells foreign currency forward contracts to convert to U.S. dollars receivables that will be paid in foreign currencies. Since these contracts qualify as hedges and correlate to currency movements, any gain or loss resulting from market changes will be offset by gains or losses on the hedged receivable, capital item, or operating cost.

     In 1995, the company also entered into foreign currency forward contracts and at year-end had contracts maturing between January and December 1996 to sell various foreign currencies in anticipation of titanium dioxide pigment sales denominated in foreign currencies. These contracts are marked-to-market with the resulting gain or loss reflected in income in the period in which the change occurs. The 1995 net gains and losses on these contracts were immaterial.

     Management of price risks must consider market conditions and availability. As these factors change, the company adjusts its hedging strategy and modifies its futures, forward, and option contract positions.

Employee Stock Option Plans
     The company accounts for its employee stock option plans using the intrinsic value method in accordance with Accounting
Principles Board Opinion No. 25, "Accounting for Stock Issued to
Employees."

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as additional information becomes known.

2.   Discontinued Operations

     During 1995, the company disposed of substantially all of its refining and marketing operations, which had been conducted by wholly owned subsidiaries, Kerr-McGee Refining Corporation and Cato Oil and Grease Co. The 1995 gain on the sale was $2 million, net of $1 million for income taxes. The operating results of the discontinued refining and marketing operations are reported separately in the Consolidated Statement of Income. Revenues applicable to the discontinued operations totaled $1.1 billion, $1.9 billion, and $2 billion in 1995, 1994, and 1993, respectively. The remaining net assets at December 31, 1995, of the discontinued operations are not segregated in the Consolidated Balance Sheet since the amounts are immaterial.

3.   Impairment of Long-Lived Assets and Long-Lived Assets to Be
     Disposed Of

     The company adopted the provisions of the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," during the 1995 third quarter. In conjunction with the adoption of this statement, the company now evaluates impairment of its proved oil and gas assets on a field-by-field basis rather than the previously used area-of-interest basis. Chemical, coal, and other assets are evaluated by asset group for which the lowest level of independent cash flows can be identified.

     As a result of this change in accounting principle, certain oil and gas fields in the United States and Canada and certain coal and other assets were deemed to be impaired because the assets were not expected to recover their entire carrying value through future cash flows. The impairment loss, totaling $123 million and included in the Consolidated Statement of Income as Asset Impairment, was determined as the difference between the carrying value and the estimated fair value. The fair value for these impaired assets was generally determined based on the estimated present value of future cash flows. The impairment loss by segment was $99 million for exploration and production, $23 million for coal, and $1 million for other.

     Also during the 1995 third quarter, the company's exploration and production operating unit announced a divestiture and restructuring program (see Note 10). Included in this program are a number of crude oil and natural gas producing properties that are considered nonstrategic. The majority of these properties are located onshore in the United States; however, certain of these properties are located in the Gulf of Mexico, Canada, and the North Sea. These properties constitute approximately 10% of the company's oil and gas reserves, 10% of the current oil and gas production volumes, and 5% of the company's 1995 cash flows from operations and are expected to be sold or abandoned by the end of 1996. The carrying value of these assets totaled $172 million prior to the impairment discussed in the following paragraph.

     As a result of the divestiture program, these nonstrategic oil and gas properties have been reduced to their estimated fair value less the cost to sell if the carrying value of the property exceeded such fair value net of the estimated cost of selling the property. The impairment loss on the properties for which a loss was indicated totaled $104 million and has been included in the Consolidated Statement of Income as Asset Impairment.

     Also held for sale at December 31, 1995, were the net long-term assets totaling $5 million of a wholly owned coal mining operation in West Virginia. This sale was completed in February
1996.  The gain on the sale was immaterial.

     Following are the sales and pretax income (loss) for the assets held for sale at December 31, 1995, included in the Consolidated Statement of Income. The impairment losses are included in the 1995 pretax losses.

                             Exploration and
                                Production                Coal
                                       Income                 Income
(In millions of dollars)     Sales     (Loss)       Sales     (Loss)

  1995                        $64      $(108)       $18       $(7)
  1994                         81         (6)        25         1
  1993                        105          2         23         1

4.   Cash Flow Information

     Net cash provided by operating activities reflects cash payments for interest and income taxes as follows:

(In millions of dollars)                1995      1994      1993

Interest paid                            $68       $76       $69
Income taxes paid                         75        42        59

     Noncash transactions not reflected in the Consolidated Statement of Cash Flows include the 1993 conversion of $149 million of the company's 7-1/4% convertible debentures due in 2012 into common stock issued from the company's treasury stock; capital expenditures for which payment will be made in the subsequent year totaling $24 million, $20 million, and $10 million at year-end 1995, 1994, and 1993, respectively; the revaluation of certain investments to fair value; and transactions affecting the debt and deferred compensation associated with the Employee Stock Ownership Plan (see Notes 9 and 19, respectively).

     The effect of foreign currency exchange rate fluctuations on cash and cash equivalents was immaterial.

5.   Deferred Charges

     Deferred charges are as follows at year-end 1995 and 1994:

(In millions of dollars)                1995      1994

Cost of injected gas                     $29       $33
Pension plan prepayment                   28        20
Intangible assets                          4         6
Preoperating and startup costs             4         6
Other                                     14        23

      Total                              $79       $88

6.   Inventories

     Major categories of inventories at year-end 1995 and 1994 are:

(In millions of dollars)                1995      1994

Chemicals and other products            $157      $147
Crude oil and refined products            15       181
Materials and supplies                    50        71

      Total                             $222      $399

     All of the crude oil and refined-product inventories of the discontinued refining and marketing operations were valued using the LIFO method until sold during 1995. LIFO reserves of $12 million were reversed at the time of the sale of these inventories. If these inventories had been valued at current cost rather than on the LIFO basis at year-end 1994, their value would have been higher by approximately $5 million. At year-end 1993, market prices were lower than LIFO values, and the company recorded a $2 million charge to income to reduce the carrying value of these inventories to market value. During each of the years 1994 and 1993, certain LIFO inventory quantities were reduced. The effect of the reductions was immaterial in 1994 and decreased net income by $5 million in 1993.

7.  Property, Plant, and Equipment

    Fixed assets and related reserves by business segment at December 31, 1995 and 1994, are as follows:

                                                      Reserves for
                                                      Depreciation,
                                                      Depletion, and
                                  Gross Property       Amortization       Net Property
(In millions of dollars)            1995    1994        1995    1994     1995(1)    1994

Exploration and production        $4,162  $3,920      $2,686  $2,366     $1,476   $1,554
Chemicals                            835     755         411     355        424      400
Coal                                 554     532         317     267        237      265
Other                                209     226         106     104        103      122
Discontinued operations               89     577          62     366         27      211

 Total                            $5,849  $6,010      $3,582  $3,458     $2,267   $2,552


(1)Includes net assets held for sale at December 31, 1995, consisting of $52 million for exploration and production, $7 million for coal, and $27 million for the discontinued refining and marketing operations.


8.   Investments and Other Assets

     Investments and other assets consisted of the following at December 31, 1995 and 1994:

(In millions of dollars)                1995      1994

Equity securities                       $ 55       $34
Net deferred tax asset                    21        24
Investment in and advances
 to equity affiliates                     17         9
U.S. government obligations               17        17
Long-term notes receivable, net of
 $8 million allowance for
 doubtful notes                            2         4
Other                                      8         7

   Total                                $120       $95

9.   Financial Instruments and Hedging Activities

Investments in Certain Debt and Equity Securities
     The company has investments in equity securities and certain obligations of the U.S. government that are considered to be available for sale. These financial instruments are carried in the Consolidated Balance Sheet at fair value, which is based on quoted market prices. The company held no securities classified as held to maturity or trading during the two-year period ended December 31, 1995. At December 31, 1995 and 1994, available-for-sale securities were as follows:

                                                      Gross Unrealized
                                  Fair                  Holding Gains
(In millions of dollars)          Value     Cost          (Losses)
1995
 Equity securities                $53        $12             $41
 U.S. government obligations -
   Maturing within one year        10         10               -
   Maturing between one year
     and four years                17         17               -
       Total                      $80        $39             $41

1994
 Equity securities                $32        $12             $20
 U.S. government obligations -
   Maturing within one year        11         11               -
   Maturing between one year
     and four years                17         19              (2)
       Total                      $60        $42             $18

     Equity securities are carried in the Consolidated Balance
Sheet as Investments and Other Assets. U.S. government obligations are carried as Current Assets or as Investments and Other Assets, depending upon their maturity.

     The change in the equity component for unrealized holding gains and losses, net of income taxes, during the two-year period ended December 31, 1995, was as follows:

(In millions of dollars)                          1995      1994

Beginning Balance                                  $12       $20
 Net unrealized holding gains (losses)              14        (8)
Ending Balance                                     $26       $12

Financial Instruments for Other than Trading Purposes
     In addition to the investments discussed above, the company holds or issues financial instruments for other than trading purposes. At December 31, 1995 and 1994, the carrying amount and estimated fair value of such financial instruments for which fair value can be determined, were as follows:

                                       1995                1994
                                  Carrying  Fair      Carrying  Fair
(In millions of dollars)          Amount    Value     Amount    Value

Cash and cash equivalents           $87      $87        $82      $82
Long-term notes receivable            2        2          2        2
Contracts to sell foreign
 currencies                          15       34          -       19
Contracts to purchase
 foreign currencies                   -       54          -       95
Short-term borrowings                94       94        312      312
Long-term debt                      641      763        681      759

     The carrying amount of cash and cash equivalents approximates fair value of those instruments due to their short maturity. The fair value of notes receivable is based on discounted cash flows or the fair value of the note's collateral. The fair value of the company's short-term and long-term debt is based on the quoted market prices for the same or similar debt issues or on the current rates offered to the company for debt with the same remaining maturity. The fair value of foreign currency forward contracts represents the aggregate replacement cost based on financial institutions' quotes.

Hedging Activities
     Most of the company's foreign currency contracts are hedges principally for chemicals' accounts receivable generated from titanium dioxide pigment sales denominated in foreign currencies ($71 million in 1995 and $56 million in 1994) and operating costs and capital expenditures in international chemical and exploration and production joint-venture operations ($91 million in 1995 and $117 million in 1994). The purpose of these foreign currency hedging activities is to protect the company from the risk that the eventual U.S. dollar amount from sales to foreign customers and purchases from foreign suppliers will be adversely affected by foreign currency exchange rates. During 1995, the company recognized net foreign currency hedging gains totaling $8 million; during 1994, net gains and losses were immaterial.

     At December 31, 1995, the company had foreign currency contracts maturing between January 1996 and December 1997 to purchase $74 million Australian for $51 million. Additionally, at December 31, 1995, the company had contracts to sell for $34 million various foreign currencies, principally European currencies, which mature between January and December 1996.
This includes contracts totaling $15 million for anticipated pigment sales that have been marked-to-market. At year-end 1994, the company had foreign currency contracts that matured between January and December 1995 to purchase for $86 million foreign currencies (42 million British pounds sterling and $38 million Australian). At December 31, 1994, the company also had contracts to sell for $19 million various foreign currencies, principally European currencies, that matured between January and April 1995. Net unrealized gains on these contracts totaled $3 million and $9 million at year-end 1995 and 1994, respectively.

     The company also uses futures and option contracts to reduce the effect of the price volatility of crude oil, natural gas, and, prior to the sale of the refining and marketing operations, refined products. The futures contracts permit settlement by delivery of commodities.

     At year-end 1995, the company had sold forward 5.5 million barrels and 17 billion cubic feet of crude oil and natural gas production, respectively, expected during the first five months of 1996. These contracts had an aggregate value of $151 million and represent 21% and 16% of the company's 1995 worldwide production of crude oil and natural gas, respectively. The unrecognized loss on these contracts totaled $14 million at December 31, 1995.

     During 1995, the company sold forward approximately 49% and 18% of its worldwide crude oil and natural gas production, respectively, and 35% of the refined-product sales of the discontinued refining and marketing operations. Net hedging gains and losses were for 1995 immaterial.

     At year-end 1994, the aggregate value and quantities of open crude oil and refined-product contracts were insignificant. During 1994, the company sold forward approximately 25% and 11% of its worldwide natural gas and crude oil production, respectively, and 32% of refined-product sales. Additionally, the company purchased forward contracts covering 9% of crude runs at the refineries. Net hedging gains and losses during 1994 were immaterial.

     In 1995 and 1994, the company also hedged a portion of the natural gas purchased for other operations; however, these amounts were immaterial to the cost of the enhanced recovery project or the total annual throughput volume of the operations.

     Contract amounts do not quantify risk or represent assets or liabilities of the company, but are used in the calculation of cash settlements under the contracts. These financial instruments limit the company's market risks, are with major financial institutions, expose the company to credit risks, and may at times be concentrated with certain institutions or groups of institutions. However, the credit worthiness of these institutions is subject to continuing review, and full performance is anticipated.

     Year-end hedge positions and activities during a particular year are not necessarily indicative of future activities and results.

10.  Restructuring Charges

     In connection with the divestiture of nonstrategic properties, the exploration and production operating unit implemented a restructuring program during 1995 to reorganize its administrative and operating functions (see Note 3). As a result of this program, 120 employees were notified that their positions would be eliminated, and 56 were terminated during 1995. It is expected that the additional employees will be terminated during 1996. Of the $7 million accrued for future compensation, outplacement, and the cost of special termination benefits for retiring employees to be paid from retirement plan assets, $1 million was paid during 1995. The remaining reserve at December 31, 1995, represents primarily future compensation, which will be paid during 1996 and 1997.

     The company implemented a restructuring program in 1994, consisting principally of a reorganization of corporate support functions and terminated 237 employees. The company accrued a total of $8 million related to this program for future compensation, outplacement, and the cost of special termination benefits for retiring employees to be paid from retirement plan assets. The December 31, 1994, reserve balance of $2 million represented primarily future compensation, which was paid and charged to the reserve during 1995.

11.  Other Deferred Credits and Reserves

     Other deferred credits and reserves consisted of the following at year-end 1995 and 1994:

(In millions of dollars)                          1995      1994

Reserves for site dismantlement,
 reclamation, and remediation                     $333      $260
Postretirement benefit obligations                 112       108
Other                                               54        45

   Total                                          $499      $413

     During 1995, the company provided $54 million, net of $11 million for reimbursements received pursuant to the Energy Policy Act of 1992 related to the former facility in West Chicago, Illinois (see Note 13). An additional $49 million was provided in 1995 for refining and marketing-related sites and included in the discontinued operations (see Note 2). During 1994, the company provided $10 million, net of $8 million for reimbursements received pursuant to the Energy Policy Act of 1992 ($7 million related to West Chicago). A provision of $4 million was made in 1993.

12.  Debt

Lines of Credit and Short-Term Borrowings
     At year-end 1995, the company had available unused bank lines of credit and revolving credit facilities of $665 million. Of this amount, $330 million and $232 million can be used to support commercial paper borrowing arrangements of Kerr-McGee Credit Corporation and Kerr-McGee Oil (U.K.) PLC, respectively.

     The company has arrangements to maintain compensating balances with certain banks that provide credit. At year-end 1995, the aggregate amount of such compensating balances was immaterial, and the company was not legally restricted from withdrawing all or a portion of such balances at any time during the year.

     Short-term borrowings at year-end 1995 consisted of notes payable totaling $94 million (6.1% average interest rate). Outstanding at year-end 1994 were notes payable totaling $110 million (6% average interest rate) and commercial paper totaling $202 million (6.3% average interest rate).

Long-Term Debt
     The company's policy is to classify borrowings under revolving credit facilities and commercial paper of up to $400 million as long-term debt since the company has the ability under certain revolving credit agreements and the intent to maintain these obligations for longer than one year.


     Long-term debt consisted of the following at year-end 1995 and 1994:

(In millions of dollars)                          1995      1994

Debentures -
 7% Debentures due November 1, 2011, net
   of unamortized debt discount of $113
   million in 1995 and $114 million in
   1994(14.25% effective rate)                    $137      $136
 8-1/2% Sinking fund debentures
   due June 1, 2006                                 45        56
Commercial Paper (6.18% at December 31, 1995)      310       250
Guaranteed Debt of Employee Stock
 Ownership Plan -
   9.47% Series A notes due in installments
     through January 2, 2000                        30        38
   9.61% Series B notes due in installments
     through January 2, 2005                        51        51
Notes Payable -
 Variable interest rate revolving credit
   agreements with banks (6.09% average
   rate at December 31, 1995) $31 million
   due February 24, 1998; $35 million
   due August 25, 1999                              66       150
 Other                                               2         -
                                                   641       681
Long-Term Debt Due Within One Year                  (9)       (8)

     Total                                        $632      $673

     Maturities of long-term debt due after December 31, 1995, are $9 million in 1996, $10 million in 1997, $43 million in 1998, $354 million in 1999, $10 million in 2000, and $215 million thereafter.

     In addition to the debt shown in the preceding table, the company guaranteed its ratable portion of the debt of unconsolidated affiliates accounted for by the equity method totaling $12 million at year-end 1995 and $17 million at year-end 1994. No loss is anticipated by reason of these guarantees.

     Additional information regarding the major changes in debt during the periods and unused commitments for financing is included in the Financial Condition discussion in Management's
Discussion and Analysis.

13.  Contingencies

West Chicago

     In 1973, a wholly owned subsidiary, Kerr-McGee Chemical Corporation (KMCC), closed an operation in West Chicago, Illinois, that processed thorium ores. Operations resulted in some low-level radioactive contamination at the site. In 1979, KMCC filed a plan with the Nuclear Regulatory Commission to decommission the facility. The State of Illinois (the State) now has jurisdiction over the site and requires offsite disposal of contaminated material. The following discusses the current status of various matters associated with this closed facility.

     Decommissioning - In 1994, KMCC, the City of West Chicago, and the State executed a Settlement Agreement (the Agreement) regarding the decommissioning of the closed West Chicago facility. Pursuant to the Agreement, KMCC built or leased appropriate support facilities and began shipping material from the site to a licensed permanent disposal facility in Utah during 1994. Although shipments continued through 1995, the State has not yet issued a license amendment that would permit KMCC to complete the decommissioning work.

     Under the Illinois Uranium and Thorium Mill Tailings Control Act (the Act), KMCC is obligated to pay an annual storage fee of $2 per cubic foot of byproduct material located at the former facility. Under the Agreement, the amount of the storage fee paid each year shall not exceed $26 million, and all amounts paid pursuant to the Act are to be reimbursed to KMCC as decommissioning expenditures are incurred. As of January 1996, KMCC has received reimbursement for all amounts paid under the Act to the State and will continue to seek reimbursement for future amounts paid under the Act as decommissioning costs are incurred.

     The aggregate cost to decommission the former facility is difficult to estimate because of the many contingencies, including the terms of the license amendment required to complete the decommissioning process. Decommissioning costs to KMCC will be reduced by any amounts recovered pursuant to the Federal Energy Policy Act of 1992 (which could total up to $42 million, of which $18 million had been received through year-end
1995). At December 31, 1995, the remaining reserves provided for the cost to decommission the site under the plan proposed by KMCC were $164 million (before any further recovery under the Energy Policy Act of 1992), payable over the time necessary to relocate the materials, which was estimated at year-end 1995 to take a minimum of four years and is dependent on receiving the necessary licensing agreement. Additions to the reserves during 1995 totaled $43 million.

     Offsite Areas - The U.S. Environmental Protection Agency
(EPA) has listed four areas in the vicinity of the West Chicago facility on the National Priority List that the EPA promulgates under authority of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and has designated KMCC as a potentially responsible party in these four areas. The EPA issued a unilateral administrative order for one of these areas (referred to as the residential area), which requires KMCC to conduct a removal action to excavate contaminated soils and to ship the soils elsewhere for disposal. At December 31, 1995, the remaining estimated cost to clean up the residential area was $16 million. Without waiving any of its rights or defenses, KMCC began the cleanup of this site in May 1995.

     Judicial Proceedings - Personal injury lawsuits have been filed against KMCC by residents of West Chicago seeking compensation for illnesses allegedly caused by exposure to thorium wastes from the former West Chicago facility. One case was settled in 1994 with a payment by KMCC. The remaining cases continue in the judiciary process. KMCC will continue its defense of these cases and its efforts to recover insurance proceeds from policies on the former facility.

Summary

     The plants and facilities of the company and its subsidiaries are subject to various environmental laws and regulations. The company or its subsidiaries have been notified that they may be responsible in varying degrees for a portion of the costs to clean up certain waste disposal sites and former plant sites. At year-end 1995, the remaining reserves provided for the cost to investigate and/or remediate all presently identified sites of former or current operations, including $180 million for the former facility and offsite areas in West Chicago, were $297 million. Expenditures through December 31, 1995, totaled $286 million.

     In addition to the environmental issues previously discussed, the company or its subsidiaries are also a party to a number of other legal proceedings pending in various courts or agencies in which the company or a subsidiary appears as plaintiff or defendant. Because of continually changing laws and regulations, the nature of the company's businesses, and pending legal proceedings, it is not possible to reliably estimate the amount or timing of all future expenditures relating to environmental and other contingencies. The company provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable. Although management believes, after consultation with general counsel, that adequate reserves have been provided for all known contingencies, the ultimate cost will depend on the outcomes of above-noted uncertainties. Therefore, it is possible that additional reserves could be required in the future that could have a material effect on results of operations in a particular quarter or annual period. However, the ultimate resolution of these commitments and contingencies, to the extent not previously provided for, should not have a material adverse effect on the company's financial position.

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

     Income (loss) from continuing operations before income taxes is composed of the following:


(In millions of dollars)                1995      1994      1993

Domestic                               $(103)      $56      $147
International                             36        42        (2)

      Total                            $ (67)      $98      $145

     Effective January 1, 1995, the income tax rate in Australia increased from 33% to 36%. The deferred income tax balances were adjusted to reflect this revised rate, which decreased the international deferred provision for income taxes by $2 million. During 1993, legislation was enacted that, among other things, increased the U.S. Federal income tax rate by 1% effective January 1, 1993. Also during 1993, the income tax rate in Australia was reduced from 39% to 33%. The deferred income tax balances were adjusted to reflect these revised rates, which increased the 1993 U.S. Federal deferred provision by $2 million and decreased the international deferred benefit by $3 million. The 1995, 1994, and 1993 provision (benefit) for income taxes on income from continuing operations is summarized below:

(In millions of dollars)                1995      1994      1993

U. S. Federal -
 Current                                $ (2)      $10       $15
 Deferred                                (63)       (1)       24
                                         (65)        9        39

International -
 Current                                   9        16        20
 Deferred                                  9         2       (13)
                                          18        18         7

State                                      4         2         4

   Total                                $(43)      $29       $50


     The net deferred tax asset shown in the following table represents the net deferred taxes in certain foreign tax jurisdictions, which is classified as Investments and Other Assets in the Consolidated Balance Sheet. At December 31, 1995, the net deferred tax asset includes the benefit for $78 million in net operating loss carryforwards that have no expiration dates. Realization is dependent on generating sufficient taxable income. Although realization is not assured, the company believes it is more likely than not that all of the net deferred tax asset will be realized.

     At December 31, 1995, the company had additional foreign net operating loss carryforwards totaling $123 million that also have no expiration dates. These loss carryforwards offset a portion of the foreign net deferred tax liability.

     Deferred tax liabilities (assets) at December 31, 1995 and
1994, are composed of the following:

(In millions of dollars)                1995      1994

Net deferred tax liability -
 Accelerated depreciation               $250      $362
 Exploration and development              69        65
 Undistributed earnings of
   foreign subsidiaries                   29        29
 Postretirement benefits                 (48)      (44)
 Dismantlement, reclamation,
   remediation, and other
   reserves                             (128)     (109)
 Foreign operating loss
   carryforwards                         (40)      (81)
 Other                                   (27)      (43)
                                         105       179

Net deferred tax asset -
 Accelerated depreciation                  8         9
 Foreign operating loss
   carryforward                          (28)      (38)
 Other                                    (1)        5
                                         (21)      (24)

     Total deferred taxes               $ 84      $155


   In the following table, the U.S. Federal income tax rate is reconciled to the company's effective tax rates for income from continuing operations as reflected in the Consolidated Statement of Income.

                                        1995      1994      1993

U.S. statutory rate                    (35.0)%    35.0%     35.0%
 Increases (decreases) resulting
   from -
     Statutory depletion in excess
       of cost depletion               (10.7)     (4.8)     (4.0)
     Taxation of foreign operations     (2.1)      (.7)      3.1
     State income taxes                 (2.2)      2.5       3.4
     Adjustment of prior years'
       accruals                         (2.1)        -      (5.0)
     Federal income tax credits         (4.2)     (1.5)     (1.7)
     Dividends paid on employee
       stock ownership plan             (2.1)     (1.4)     (1.0)
     Foreign equity income              (2.7)        -        .9
     Adjustment of deferred tax
       balances due to tax rate
       changes                          (3.1)        -       3.9
     Other - net                          .1        .3        .1

       Total                           (64.1)%    29.4%     34.7%

     The Internal Revenue Service has examined the company's Federal income tax returns for all years through 1992, and the years have been closed through 1983. The company believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

15.  Taxes, Other than Income Taxes

     Taxes, other than income taxes, during the years ended
December 31, 1995, 1994, and 1993, are composed of the following:

(In millions of dollars)                1995      1994      1993

Production/severance                     $22       $27       $28
Payroll                                   14        14        15
Property                                  10        13        12
Other                                     15        11        14
   Total                                 $61       $65       $69

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

     At December 31, 1995 and 1994, the actuarial and recorded
liabilities for postretirement benefits, none of which has been funded, are as follows:
                                            1995            1994
(In millions of dollars)               Health    Life   Health    Life

Actuarial present value of
 accumulated postretirement
 benefit obligations -
   Retirees                            $(75)    $(19)   $(60)    $(14)
   Fully eligible active
     participants                       (11)      (1)    (14)      (2)
   Other active participants            (20)      (3)    (19)      (3)

     Total                             (106)     (23)    (93)     (19)
Unrecognized net (gain) loss             12       (3)      2       (5)

     Accrued postretirement
       expense                         $(94)    $(26)   $(91)    $(24)

     For the years ended December 31, 1995, 1994 and 1993, the components of net periodic expense for postretirement benefits were as follows:

                                 1995           1994           1993
(In millions of dollars)     Health  Life   Health  Life   Health  Life

Service cost - benefits
 earned during the
 period                        $1    $1       $2    $1       $2    $1
Interest cost on
 accumulated post-
 retirement benefit
 obligations                    8     1        7     1        7     1

   Net postretirement
     expense                   $9    $2       $9    $2       $9    $2

     The following assumptions were used in estimating the
actuarial present value of the accumulated postretirement
benefit obligations and net periodic postretirement benefit
expense:
                                        1995      1994      1993

Future compensation increases           5.00%      5.0%      5.0%
Discount rate                           7.25       8.5       7.5

     The health care cost trend rate used to determine the year-end 1995 accumulated postretirement benefit obligation was 9% in 1996, gradually declining to 5% in the year 2009 and thereafter.

     A 1% increase in the assumed health care cost trend rates for each future year would increase the accumulated postretirement benefit obligation by $6 million at December 31, 1995. In addition, the aggregate of the service and interest cost components of net periodic postretirement expense for 1995 would increase by $2 million.

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

     The funded status of plans with assets in excess of accumulated benefits at December 31, 1995 and 1994, is as follows:

(In millions of dollars)                     1995           1994

Plan assets at fair value                    $492           $402
Actuarial present value of
 accumulated benefit obligations -
   Vested                                    (323)          (263)
   Nonvested                                  (10)           (14)

     Total                                   (333)          (277)

     Plan assets in excess of
       accumulated benefit obligations       $159           $125

Plan assets at fair value                    $492           $402
Projected benefit obligations -
 Actuarial present value of
   accumulated benefit
   obligations                               (333)          (277)
 Projected salary increases                   (48)           (45)

     Total                                   (381)          (322)

     Plan assets in excess of
       projected benefit obligations          111             80
Unrecognized net asset at January 1, 1987     (22)           (26)
Unrecognized prior service costs               12             17
Unrecognized net gain                         (73)           (51)

     Pension prepayment at end of year       $ 28           $ 20

     The net periodic pension credit, excluding charges of $1 million and $2 million in 1995 and 1994, respectively, related to the restructuring programs (see Note 10), for each of the three years ended December 31, 1995, 1994, and 1993, is summarized as follows:

(In millions of dollars)                     1995      1994      1993

Service cost - benefits earned
 during the period                            $ 8       $10       $ 9
Interest cost on projected
 benefit obligations                           27        24        23
Return on plan assets                        (115)       (6)      (69)
Net amortization and deferral                  71       (35)       33

   Net pension credit                         $(9)      $(7)      $(4)

     The amount of benefits that can be covered by the funded plans is limited by ERISA and the Internal Revenue Code. Therefore, the company has unfunded supplemental plans designed to maintain benefits for all employees at the plan formula level and to provide senior executives with benefits equal to a specified percentage of their final average compensation. The projected benefit obligation for these unfunded plans totaled $15 million and $13 million at December 31, 1995 and 1994, respectively. To reflect the amount by which the accumulated benefit obligation exceeded the accrued pension expense for these plans, an additional liability totaling $4 million and $6 million at December 31, 1995 and 1994, respectively, is recorded in the Consolidated Balance Sheet with an offsetting intangible asset (see Note 5). Although not considered plan assets, a grantor trust was established from which payments for certain of these supplemental plans are made. The trust had a balance of $6 million and $4 million at December 31, 1995 and 1994, respectively. Net periodic pension expense for these plans was $4 million for each of the years 1995 and 1994 and $3 million for 1993.

     The following assumptions were used in estimating the
actuarial present value of the projected benefit obligation and net periodic pension costs:
                                     1995      1994     1993

Future compensation increases        5.00%     5.0%     5.0%
Discount rate                        7.25      8.5      7.5
Long-term rate of return on
 plan assets                         9.00      9.0      9.0

18. Stockholders' Equity

    Changes in common stock, capital in excess of par value, and treasury stock for 1995, 1994, and 1993 are as follows:

                                            Common Stock        Capital in     Treasury Stock
(In millions of dollars and                 Shares    Par       Excess of
  thousands of shares)                      Issued    Value     Par Value      Shares    Cost

Balance December 31, 1992                   53,192    $53       $283           4,908     $191
 Exercise of stock options
   and stock appreciation rights                76      -          2               -        -
 Issuance of restricted stock,
   net of forfeitures                            -      -          -              (1)       -
 Issuance of shares upon
   debt conversion(1)                            -      -         23          (3,294)    (128)
Balance December 31, 1993                   53,268     5         308           1,613       63
 Exercise of stock options
   and stock appreciation rights                36      -          1               -        -
 Issuance of shares for achievement
   awards                                        -      -          -              (3)       -
Balance December 31, 1994                   53,304     53        309           1,610       63
 Exercise of stock options
   and stock appreciation rights               210      1          9               -        -
 Stock purchase program                          -      -          -             835       48
Balance December 31, 1995                   53,514    $54       $318           2,445     $111


(1)See Note 4 for a discussion of the debt conversion.

     The company has 40 million shares of preferred stock without par value authorized, and none is issued.

     During 1995, the Board of Directors authorized management to purchase up to $300 million of the common stock of the company. The company expects to complete the stock acquisitions during 1996 and 1997.

     In 1986, the company's Board of Directors adopted a stockholder-rights plan, which was subsequently amended and restated as of July 11, 1989. Such rights were distributed as a dividend at the rate of one right for each share of the company's common stock. Generally, the rights may be redeemed at $.05 per right 10 days after a person or group acquires 15% or more of the company's common stock. After the rights are no longer redeemable, each right would then entitle the holder (other than a 15% holder) to buy the company's common stock having a market value of twice the exercise price of $85. In the event the company is acquired in a merger or other business combination transaction, each right would entitle the holder to buy, at the exercise price of $85, the number of shares of the acquiring company's common stock having a market value of twice the right's exercise price. The rights expire in July 1996.

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

     In 1989, the ESOP borrowed $125 million from a group of lending institutions and used the proceeds to purchase 2.7 million shares of the company's treasury stock. The borrowings are guaranteed by the company and are reflected in the Consolidated Balance Sheet as Long-Term Debt and offset by a like amount of Deferred Compensation in Stockholders' Equity. The company used the $125 million proceeds from the sale of the stock to acquire shares of its common stock on the open market and in privately negotiated transactions.

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

     At December 31, 1995 and 1994, the ESOP held shares of stock allocated to participants' accounts and in the loan suspense account as follows:

     (In thousands of shares)         1995           1994

     Participants' accounts          1,151          1,054
     Loan suspense account           1,460          1,659

     In addition to the 1995 shares above, 19,404 shares have been released that will be allocated to participants in 1996.
The shares allocated to participants at December 31, 1994, include 7,835 that were released in January 1995.

     All ESOP shares are considered outstanding for earnings per share calculations. Dividends on ESOP shares are charged to retained earnings.

     Compensation expense is recognized using the cash method and is reduced for dividends paid on the ESOP shares. The company recognized ESOP-related expense of $14 million in 1995 and $15 million in each of the years 1994 and 1993. These amounts include interest expense incurred on the ESOP debt of $8 million in 1995 and $9 million in each of the years 1994 and 1993. The company contributed $15 million cash to the ESOP in 1995, $14 million in 1994, and $12 million in 1993. The cash contributions are net of $4 million for the dividends paid on the company stock held by the ESOP in each of the years 1995, 1994, and 1993.

20.  Employee Stock Option Plans

     The 1987 Long Term Incentive Program authorized the issuance of shares of the company's common stock through December 31, 2002, in the form of stock options, restricted stock, or long-term performance awards. The options may be accompanied by stock appreciation rights. The plan was amended in May 1995 to restore the number of shares available to be granted to 1,000,000, bringing the total number of shares authorized to be granted through the plan to 2,740,000.

     The 1984 Employee Stock Option Plan authorized the granting of options over a 10-year period for up to 1,000,000 shares of common stock and accompanying stock appreciation rights. The 1984 plan was terminated on May 3, 1988. After that date, no further options could be granted under this plan, although options and any accompanying stock appreciation rights outstanding at that time can be exercised prior to their respective expiration dates.

    Transactions during the past three years under these plans are summarized below:

                                                            1984 Stock Option Plan        1987 Incentive Program
                                                           Shares  Price per Share       Shares  Price per Share

Balance outstanding December 31, 1992                      88,000   $27.06-$33.38       643,903    $32.38-$50.50
 Options granted                                                -        -      -       327,300     43.00- 51.69
 Options exercised                                         (6,000)   27.06      -       (61,333)    32.38- 49.25
 Options surrendered upon exercise of
   stock appreciation rights                              (24,500)   27.06- 33.38       (40,733)    32.38- 49.25
 Options cancelled                                              -        -      -        (9,515)    39.56- 49.25
Balance outstanding December 31, 1993                      57,500    27.06- 33.38       859,622     32.38- 51.69
 Options granted                                                -        -      -       380,900     44.00- 46.88
 Options exercised                                        (13,000)   27.06      -       (21,151)    32.38- 46.00
 Options surrendered upon exercise of
   stock appreciation rights                              (11,500)   33.38      -        (8,500)    42.63- 47.63
 Options cancelled                                              -        -      -       (32,468)    38.06- 50.56
Balance outstanding December 31, 1994                      33,000    27.06- 29.50     1,178,403     32.38- 51.69
 Options granted                                                -        -      -       409,000     44.63- 54.50
 Options exercised                                         (3,000)   27.06      -      (206,821)    32.38- 50.56
 Options surrendered upon exercise of
   stock appreciation rights                              (20,000)   27.06- 29.50        (6,850)    32.38- 42.63
 Options cancelled                                              -        -      -       (49,369)    39.56- 54.06
Balance outstanding December 31, 1995                      10,000    27.06      -     1,324,363     32.38- 54.50

Options exercisable December 31, 1995                      10,000    27.06      -       626,759     32.38- 54.06

Shares available to be granted December 31, 1995                -                       853,663

     With respect to all options outstanding on December 31, 1995, the average option price was $46.47; expiration dates ranged from February 17, 1996, to July 11, 2005; and the market value of each share subject to options was $63.25, based on the average of the high and low prices as reported in the NYSE Composite Transactions in The Wall Street Journal for December 29, 1995.

21.  Reporting by Business Segments

     The Company is an international energy and chemical company. The principal areas of oil and gas exploration and production are the United States, Canada, the United Kingdom sector of the North Sea, China, and Southeast Asia. The company also has domestic coal and chemical operations and interests in international chemical operations in Western Australia and Saudi Arabia.

(In millions of dollars)                     1995      1994      1993

Sales -
 Exploration and production(1)             $  690    $  633    $  561
 Chemicals                                    707       639       556
 Coal                                         353       294       328
 Other                                         51        46        36
     Total                                 $1,801    $1,612    $1,481

Operating profit (loss)(2) -
 Exploration and production                $  (97)   $   74    $   82
 Chemicals                                    122        92        70
 Coal                                          43        45        80
 Other                                          4        (1)       (5)
     Total                                 $   72    $  210    $   27

Net operating profit (loss) -
 Exploration and production                $  (56)   $   49    $   52
 Chemicals                                     81        59        44
 Coal                                          35        34        58
 Other                                          3        (1)       (3)
     Total                                     63       141       151
Net interest expense                          (31)      (30)      (28)
Net nonoperating expense(3)                   (56)      (42)      (28)
Income (loss) from discontinued
 operations                                    (7)       21       (18)

Net income (loss)                          $  (31)   $   90    $   77


(In millions of dollars)                     1995      1994      1993

Sales -
 U.S. operations(4)                        $1,284    $1,189    $1,206

 International operations(5):
   Canada - exploration and
     production                                42        54        53
   North Sea - exploration
     and production                           272       199        98
   Australia - chemicals                      158       114       100
   Other                                       45        56        24
                                              517       423       275
     Total                                 $1,801    $1,612    $1,481

Operating profit (loss)(2) -
 U.S. operations                           $    3    $  151    $  238

 International operations:
   Canada - exploration and
     production                               (54)        8         2
   North Sea - exploration
     and production                           108        54         3
   Australia - chemicals                       24         7       (13)
   Other                                       (9)      (10)       (3)
                                               69        59       (11)
     Total                                 $   72    $  210    $  227


(1)Includes sales to the discontinued refining and marketing operations, primarily crude oil sales, of $112 million in 1995, $151 million in 1994, and $192 million in 1993.

(2)Includes unusual items. Refer to Management's Discussion and Analysis.

(3)Includes net provisions for reclamation and remediation of $33 million in 1995, $6 million in 1994, and $3 million in 1993.

(4)Includes U.S. crude oil sales to the discontinued refining and marketing operations of $105 million in 1995, $123 million in 1994, and $153 million in 1993.

(5)Includes international crude oil sales to the discontinued refining and marketing operations of $7 million in 1995, $28 million in 1994, and $39 million in 1993.

(In millions of dollars)                     1995      1994      1993

Depreciation, depletion, and
 amortization expense -
   Exploration and production              $  231    $  228    $  206
   Chemicals                                   52        51        49
   Coal                                        29        24        26
   Other                                       13        14        14
   Discontinued operations                     16        28        26
     Total                                 $  341    $  345    $  321

Capital expenditures -
   Exploration and production              $  374    $  318    $  318
   Chemicals                                   69        51        39
   Coal                                        33        27        28
   Other                                        4         3         6
   Discontinued operations                      6        18        34
     Total capital expenditures               486       417       425

Exploration expenses -
 Petroleum exploration and production:
   Dry hole costs                              34        30        28
   Amortization of undeveloped leases          14        17        18
   Other                                       41        35        22
     Total                                     89        82        68
 Minerals and other                             3         3         3
     Total exploration expenses                92        85        71
 Less - Amortization of oil and gas
   and minerals leases and other
   noncash expenses                           (19)      (18)      (18)
                                               73        67        53

     Total capital expenditures and
       cash exploration expenses           $  559    $  484    $  478

Identifiable assets -
 Exploration and production                $1,748    $1,781    $1,669
 Chemicals                                    802       735       733
 Coal                                         327       320       335
 Other                                         96       118       135
     Total                                  2,973     2,954     2,872
Corporate assets                              220       165       134
Discontinued operations                        39       579       541
     Total                                 $3,232    $3,698    $3,547


(In millions of dollars)                     1995      1994      1993

Identifiable assets -
 U.S. operations                           $1,723    $1,713    $1,682

 International operations:
   Canada - exploration and
     production                               124       193       206
   North Sea - exploration
     and production                           669       679       681
   Australia - chemicals                      260       257       256
   China - exploration and
     production                               149        78         -
   Other                                       48        34        47
                                            1,250     1,241     1,190

     Total                                 $2,973    $2,954    $2,872

Net assets -
 U.S. operations                           $  623    $  824    $  879

 International operations:
   Canada - exploration and
     production                                44        69        64
   North Sea - exploration
     and production                           409       354       318
   Australia - chemicals                      199       212       229
   China - exploration and
     production                               106        65         -
   Other                                       35        19        22
                                              793       719       633

     Total                                 $1,416    $1,543    $1,512

22.  Other Financial Information

     Condensed financial information relating to the company's previously unconsolidated, wholly owned finance subsidiary is summarized below:

(In millions of dollars)                1995      1994      1993

Results of operations -
 Interest income                        $ 25      $ 20      $ 13
 Net income                                5         4         3

Financial position -
 Assets                                 $360      $460      $245
 Liabilities                            (257)     (362)     (151)

   Stockholder's equity                 $103      $ 98      $ 94


23.  Results of Operations from Crude Oil and Natural Gas
     Activities

     The table below presents the average per-unit sales price of crude oil and natural gas for each of the past three years.

                                             1995      1994      1993

Average sales price -
 Crude oil (per barrel)
   Domestic                                $15.69    $14.64    $15.76
   Canada                                   15.21     13.39     14.65
   North Sea                                16.31     15.15     15.90
   Other international                          -     14.48     14.97
     Average                                15.99     14.81     15.64

 Natural gas (per MCF)
   Domestic                                  1.56      1.83      2.03
   Canada                                     .85      1.37      1.42
   North Sea                                 2.66      2.11      1.39
     Average                                 1.52      1.76      1.92

     Following are the company's production cost per barrel of oil equivalent for each of the past three years:

(Per barrel of oil equivalent)(1)            1995      1994      1993

Production costs -

   Domestic                                 $3.96     $4.34     $4.32
   Canada                                    2.94      2.75      3.44
   North Sea                                 4.44      5.25      7.24
   Other international                          -      4.91      5.11
     Average                                 4.02      4.47      4.73

(1)Natural gas production has been converted to a barrel of oil equivalent based on approximate relative heating value (6 MCF equals 1 barrel).

     The results of operations from crude oil and natural gas activities for the three years ended December 31, 1995, consisted of the following:

                               Gross Revenues                                        Depreciation             Income      Results of
                      Sales to       Sales to        Production    Other                      and               Tax      Operations,
(In millions      Unaffiliated     Affiliated         (Lifting)  Related  Exploration   Depletion    Asset    Expenses     Producing
of dollars)           Entities       Entities   Total     Costs  Costs(1) Expenses(1)    Expenses Impairment (Benefits)   Activities

1995 -
 Domestic                 $197           $ 97    $294      $ 96      $11          $59        $128       $144      $(58)        $(86)
 Canada                     40              -      40        13        2            6          20         53       (17)         (37)
 North Sea                 235              7     242        65        3           15          66          -        31           62
 Other international         -              -       -         -        -            9           -          -        (3)          (6)
   Total crude oil
     and natural gas
     activities            472            104     576       174       16           89         214        197       (47)         (67)
 Other(2)                  106              8     114        84        4            -           3          6         6           11
       Total              $578           $112    $690      $258      $20          $89        $217       $203      $(41)        $(56)

1994 -
 Domestic                 $169           $108    $277      $ 96      $ 6          $45        $115       $  -      $  4         $ 11
 Canada                     48              -      48        13        1            6          26          -         1            1
 North Sea                 182             14     196        70        -           17          61          -        17           31
 Other international         -             14      14         5        1           14           5          -        (3)          (8)
   Total crude oil
   and natural gas
   activities              399            136     535       184        8           82         207          -        19           35
 Other(2)                   83             15      98        73        1            -           4          -         6           14
       Total              $482           $151    $633      $257      $ 9          $82        $211       $  -      $ 25         $ 49

1993 -
 Domestic                 $203           $129    $332      $105      $ 8          $36        $119          -      $ 20         $ 44
 Canada                     50              2      52        17        1            8          24          -         -            2
 North Sea                  77             17      94        45        -           13          36          -         -            -
 Other international         -             22      22         7        -           11           5          -         5           (6)
   Total crude oil
     and natural gas
     activities            330            170     500       174        9           68         184          -        25           40
 Other(2)                   39             25      64        43        -            -           4          -         5           12
       Total              $369           $195    $564      $217      $ 9          $68        $188       $  -      $ 30         $ 52

(1)Includes 1995 restructuring charges of $6 million and $1 million classified as Other Related Costs and Exploration Expenses, respectively (see Note 10).

(2)Includes gas marketing, gas processing plants, pipelines, and other items that do not fit the definition of crude oil and natural gas activities but have been included above to reconcile to the segment presentations.


24.  Costs Incurred in Crude Oil and Natural Gas Activities

     Total expenditures, both capitalized and expensed, for crude oil and natural gas property acquisition, exploration, and development activities for the three years ended December 31, 1995, are reflected in the following table:

                              Property
                             Acquisition    Exploration    Development
(In millions of dollars)     Costs(1)       Costs(2)       Costs(3)

1995 -
 Domestic                         $84           $ 64           $128
 Canada                             1              5             10
 North Sea                          7             28             23
 China                              1              4             82
 Other international                -              8              -
   Total                          $93           $109           $243

1994 -
 Domestic                         $43           $ 67           $125
 Canada                             1              5              9
 North Sea                          -             16             39
 China                              -              1             56
 Other international                3             12              2
   Total                          $47           $101           $231

1993 -
 Domestic                         $ 5           $ 48           $ 93
 Canada                             -              5              6
 North Sea                          -             16            172
 China                              -              5              -
 Other international                3              4              3
   Total                          $ 8           $ 78           $274

(1)Includes $29 million and $36 million applicable to purchases of reserves in place in 1995 and 1994, respectively.

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

25.  Capitalized Costs of Crude Oil and Natural Gas Activities

     Capitalized costs of crude oil and natural gas activities and the related reserves for depreciation, depletion, and amortization at the end of 1995 and 1994 are set forth below:

(In millions of dollars)                          1995      1994

Capitalized costs -
   Proved properties                            $3,921    $3,669
   Unproved properties                             173       178
   Other                                            68        73
                                                 4,162     3,920

Reserves for depreciation,
 depletion, and amortization -
   Proved properties                             2,574     2,261
   Unproved properties                              62        60
   Other                                            50        45
                                                 2,686     2,366

     Net capitalized costs(1)                   $1,476    $1,554

(1)Proved properties held at December 31, 1995, have been
   reduced   $179 million for impairment loss (see Note 3).

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

     The following table summarizes the changes in the estimated quantities of the company's crude oil and condensate and natural gas reserves for the three years ended December 31, 1995:

                                       Crude Oil and Condensate
                                       (In millions of barrels)
                                               North
                             Domestic  Canada    Sea  China   Other Total

Proved developed and
 undeveloped reserves-
 Balance December 31, 1992       75       14     80      -       4    173
   Revisions of previous
     estimates                    5        1      6      -       -     12
   Purchases of reserves
     in place                     -        -      -     26       -     26
   Sales of reserves in
     place                        -        -      -      -       -      -
   Extensions, discoveries,
     and other additions          6        -      1      -       -      7
   Production                   (10)      (2)    (6)     -      (1)   (19)
 Balance December 31, 1993       76       13     81     26       3    199
   Revisions of previous
     estimates                    5        2      6      -       -     13
   Purchases of reserves
     in place                     1        -      -      -       -      1
   Sales of reserves in
     place                       (1)       -      -      -      (2)    (3)
   Extensions, discoveries,
     and other additions          6        -      -      -       -      6
   Production                   (10)      (2)   (12)     -      (1)   (25)
 Balance December 31, 1994       77       13     75     26       -    191
   Revisions of previous
     estimates                    2        1      1      4       -      8
   Purchases of reserves
     in place                     1        -      -      -       -      1
   Sales of reserves in
     place                       (5)       -      -      -       -     (5)
   Extensions, discoveries,
     and other additions          1        -      -      -       -      1
   Production                   (10)      (2)   (14)     -       -    (26)

 Balance December 31, 1995(1)    66       12     62     30       -    170

Proved developed reserves -
 December 31, 1992               40       14     16      -       4     74
 December 31, 1993               45       13     40      -       3    101
 December 31, 1994               45       12     49      -       -    106
 December 31, 1995               45       12     50      -       -    107


                                             Natural Gas
                                     (In billions of cubic feet)
                                                 North
                                Domestic  Canada   Sea   Other  Total

Proved developed and
 undeveloped reserves-
 Balance December 31, 1992        485       124   161      4      774
   Revisions of previous
     estimates                     (6)       (7)   16     (4)      (1)
   Purchases of reserves
     in place                       -         -     -      -        -
   Sales of reserves in
     place                         (3)       (2)    -      -       (5)
   Extensions, discoveries,
     and other additions           22        14     8      -       44
   Production                     (85)      (18)   (1)     -     (104)
 Balance December 31, 1993        413       111   184      -      708
   Revisions of previous
     estimates                     36       (17)   19      -       38
   Purchases of reserves
     in place                      16         1     -      -       17
   Sales of reserves in
     place                         (1)       (1)    -      -       (2)
   Extensions, discoveries,
     and other additions          181         6     -      -      187
   Production                     (77)      (18)   (4)     -      (99)
 Balance December 31, 1994        568        82   199      -      849
   Revisions of previous
     estimates                     (6)        3     -      -       (3)
   Purchases of reserves
     in place                      45         -     -      -       45
   Sales of reserves in
     place                        (31)       (1)    -      -      (32)
   Extensions, discoveries,
     and other additions           25         1     -      -       26
   Production                     (82)      (16)   (8)     -     (106)

 Balance December 31, 1995(1)     519        69   191      -      779

Proved developed reserves -
 December 31, 1992                346       120    57      4      527
 December 31, 1993                347       107   113      -      567
 December 31, 1994                346        79   134      -      559
 December 31, 1995                329        65   156      -      550


     The following presents the company's barrel of oil equivalent proved developed and undeveloped reserves based on approximate relative heating value (6 MCF equals 1 barrel).

(In millions of                                North
equivalent barrels)          Domestic  Canada    Sea  China   Other Total
 December 31, 1992              156       34    107      -       5    302
 December 31, 1993              144       32    112     26       3    317
 December 31, 1994              172       27    107     26       -    332
 December 31, 1995(1)           152       24     94     30       -    300

(1)Includes 12 million barrels of oil and 57 billion cubic feet of natural gas, or 21 million barrels of oil equivalent, held for sale at December 31, 1995 (see Note 3).

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

                                                                                         Standardized
                                          Future                                          Measure of
                                       Development                                10%     Discounted
(In millions              Future      and Production    Future    Future Net    Annual    Future Net
 of dollars)           Cash Inflows       Costs      Income Taxes Cash Flows   Discount   Cash Flows

1995 -
 Domestic                 $2,320         $  910           $350     $1,060        $339      $  721
 Canada                      295             94             61        140          54          86
 North Sea                 1,494            418            328        748         254         494
 China                       551            179             96        276          81         195
 Other international           2              -              1          1           -           1

     Total                $4,662         $1,601           $836     $2,225        $728      $1,497(1)

1994 -
 Domestic                 $2,124         $1,013           $257     $  854        $312      $  542
 Canada                      297             79             65        153          63          90
 North Sea                 1,679            596            280        803         237         566
 China                       418            193             52        173          77          96
 Other international           3              -              1          2           1           1

     Total                $4,521         $1,881           $655     $1,985        $690      $1,295

1993 -
 Domestic                 $1,822           $968           $189     $  665        $251      $  414
 Canada                      352            141             58        153          51         102
 North Sea                 1,542            662            161        719         256         463
 China                       309            258             17         34          55         (21)
 Other international          41             30              6          5           1           4

     Total                $4,066         $2,059           $431     $1,576        $614      $  962


(1)Includes $51 million from properties held for sale (see Note 3).


     The changes in the standardized measure of future net cash flows are presented below for each of the past three years:

(In millions of dollars)                     1995      1994      1993

Net change in sales, transfer
 prices and production costs              $  464     $  265    $ (433)
Changes in estimated future
 development costs                          (144)       (44)     (137)
Sales and transfers less
 production costs                           (402)      (351)     (326)
Purchases of reserves in place                62         20        (9)
Changes due to extensions,
 discoveries, etc.                            58         97        96
Changes due to revisions in
 quantity estimates and sales of
 reserves in place                          (103)       131        86
Current period development costs             243        231       274
Accretion of discount                        167        120       150
Changes in income taxes                     (124)      (135)      156
Timing and other                             (19)        (1)        1
  Net change                                 202        333      (142)
Total at beginning of year                 1,295        962     1,104

Total at end of year                      $1,497     $1,295    $  962

28.  Supplementary Mineral Ore Reserve and Price Data
     (Unaudited)

     The following table presents selected statistics related to the company's mineral operations. Mineral reserves presented in the following table represent those estimated quantities of proved and probable ore that, under presently anticipated conditions, may be profitably recovered and processed for the extraction of their mineral content. Future production of these resources is dependent on many factors, including market conditions and governmental regulations.

(In thousands of tons)        1995      1994      1993      1992      1991

Proved and probable
 (demonstrated)
 reserves, December 31 -
   Coal                    833,700   864,200   887,900   906,400   774,900
   Heavy minerals           5,700(1)   6,000     8,000     8,600     9,000
Production -
 Coal                       31,118    25,607    23,325    20,756    21,750
 Heavy minerals                238       268       263       262       251
Average market price
 (per ton) -
   Coal                     $10.12    $10.73    $13.78    $14.57    $14.18
   Heavy minerals           104.40     85.43     69.47     77.99    101.35

(1)Represents 168 million tons of sand containing 3.4% heavy minerals in Western Australia. The percentages of valuable heavy minerals within the heavy-mineral concentrate are 4.3% rutile, 61.3% ilmenite, 3.4% leucoxene, and 10.9% zircon.

29. Quarterly Financial Information (Unaudited)

    A summary of quarterly consolidated results for 1995 and 1994 is presented below. Information for the first two quarters of 1995 and all quarters of 1994 has been restated to separately present discontinued operations
(see Note 2).

                                                   Income
                                                   (Loss)                  Income (Loss) per
                                      Operating     from         Net          Common Share
(In millions of dollars,              Profit     Continuing    Income     Continuing    Net
except per-share amounts)    Sales    Loss       Operations    (Loss)     Operations    Income

1995 Quarter Ended -
   March 31                 $  464      $ 84        $ 37       $ 38         $ .71       $ .73
   June 30                     457        80          35         45           .68         .86
   September 30                456      (172)       (133)      (143)        (2.56)      (2.76)
   December 31                 424        80          37         29           .70         .57

     Total(1)               $1,801      $ 72        $(24)      $(31)        $(.47)      $(.60)

1994 Quarter Ended -
   March 31                 $  373      $ 32        $  7       $ 22         $ .13       $ .42
   June 30                     421        58          20         30           .39         .58
   September 30                408        66          21         18           .40         .35
   December 31                 410        54          21         20           .41         .39

     Total                  $1,612      $210        $ 69       $ 90         $1.33       $1.74

(1)Includes unusual items.  Refer to Management's Discussion and Analysis.


     The company's common stock is listed for trading on the New
York Stock Exchange and was held by approximately 12,000 holders of record at year-end 1995. The ranges of sales prices and dividends declared during the last two years were as follows:

                            Market Prices                Dividends
                        1995             1994            per Share
                    High    Low      High    Low       1995     1994

Quarter Ended -
 March 31           51      44       48-1/4  41        $.38     $.38
 June 30            56-1/4  49-1/8   48-1/2  40         .38      .38
 September 30       59-7/8  53-1/8   51      46-1/8     .38      .38
 December 31        64      52-3/4   49-1/4  43-3/4     .41      .38

Kerr-McGee Corporation

Six-Year Financial Summary

(In millions of dollars,
except per-share amounts)               1995      1994      1993      1992      1991      1990

Summary of Net Income (Loss)
Sales                                 $1,801    $1,612    $1,481    $1,415    $1,342    $1,518
Operating costs and expenses           1,830     1,479     1,308     1,433     1,186     1,281
Interest expense                          61        58        47        66        78        86
 Total costs and expenses              1,891     1,537     1,355     1,499     1,264     1,367
                                         (90)       75       126       (84)       78       151
Other income (expense)                    23        23        19        41        60       (64)
Provision (benefit) for income
 taxes                                   (43)       29        50       (31)       53        19
Income (loss)from continuing
 operations before extraordinary
 charge and cumulative effect of
 accounting changes                      (24)       69        95       (12)       85        68
Income (loss) from discontinued
 operations                               (7)       21       (18)      (14)       17        82
Extraordinary charge                       -         -         -        (5)        -         -
Cumulative effect of
 accounting changes                        -         -         -       (70)        -         -
Net income (loss)                     $  (31)   $   90    $   77    $ (101)   $  102    $  150

Common Stock Information, per Share
Net income (loss) per common share
 Continuing operations                $ (.47)   $ 1.33    $ 1.93    $ (.25)   $ 1.75    $ 1.37
 Discontinued operations                (.13)      .41      (.36)     (.28)      .35      1.64
 Extraordinary charge                      -         -         -      (.10)        -         -
 Cumulative effect of
   accounting changes                      -         -         -     (1.45)        -         -
       Total                          $ (.60)   $ 1.74    $ 1.57    $(2.08)   $ 2.10    $ 3.01
Dividends declared                      1.55      1.52      1.52      1.52      1.50      1.41
Stockholders' equity                   27.52     29.82     29.24     27.93     31.43     30.70
Market high for the year               64.00     51.00     56.00     46.38     46.88     53.63
Market low for the year                44.00     40.00     41.75     35.63     35.13     42.38
Market price at year-end              $63.50    $46.25    $45.25    $45.00    $38.63    $44.88
Shares outstanding at
 year-end (thousands)                 51,069    51,694    51,655    48,284    48,229    48,453

Balance Sheet Information
Working capital                       $  186    $   73    $   79    $  210    $  343    $  472
Property, plant, and
 equipment, net                        2,267     2,552     2,513     2,422     2,299     2,169
Total assets                           3,232     3,698     3,547     3,521     3,421     3,473
Long-term debt                           632       673       590       792       926       805
Total debt                               735       993       898       971       983       820
Stockholders' equity                   1,416     1,543     1,512     1,350     1,516     1,491

Cash Flow Information
Net cash provided by operating
 activities                              402       355       424       277       194       579
Cash capital expenditures                485       411       451       373       504       488
Dividends paid                            79        78        73        73        72        69
Purchase of treasury stock            $   45    $    -    $    -    $    -    $   13    $   98

Ratios and Percentage
Current ratio                            1.3       1.1       1.1       1.3       1.6       1.7
Average price/earnings ratio              NM      26.1      31.1        NM      19.5      15.9
Total debt to total capitalization        34%       39%       37%       42%       39%       34%

Employees
Number of employees at year-end        3,976     5,524     5,812     5,866     6,072     6,756
Total wages and benefits
 (millions of dollars)                $  314    $  319    $  319    $  326    $  323    $  398


Kerr-McGee Corporation

Six-Year Operating Summary

                                        1995      1994      1993      1992      1991      1990

Exploration and Production
Net production of crude oil
 and condensate
 (thousands of barrels
   per day)
     Domestic                           28.9      25.5      27.8      25.5      23.0     20.7
     Canada                              4.8       4.7       4.7       4.5       4.6      4.3
     North Sea                          36.7      34.3      16.7      16.0      18.6     21.2
     Other international                   -       2.8       4.0       4.5       4.2      4.2
       Total                            70.4      67.3      53.2      50.5      50.4     50.4

Average price of crude oil
 sold (per barrel)
     Domestic                         $15.69    $14.64    $15.76    $18.17    $19.24   $22.22
     Canada                            15.21     13.39     14.65     16.24     17.36    20.58
     North Sea                         16.31     15.15     15.90     18.71     19.64    21.84
     Other international                   -     14.48     14.97     17.44     16.71    20.43
       Average                        $15.99    $14.81    $15.64    $18.11    $19.01   $21.77

Natural gas deliveries
 (MMCF per day)                          291       271       286       296       281      255
Average price of natural
 gas delivered (per MCF)              $ 1.52    $ 1.76    $ 1.92    $ 1.56    $ 1.44   $ 1.66

Net exploratory wells drilled
     Productive                         3.71      9.61      2.22      2.59      5.63    12.48
     Dry                                9.16      8.47     10.09      5.53      9.18    16.15
       Total                           12.87     18.08     12.31      8.12     14.81    28.63

Net development wells drilled
     Productive                        40.86     22.27     43.90     27.26     40.19    51.79
     Dry                                2.95      4.63      2.33      3.05      3.04     1.71
       Total                           43.81     26.90     46.23     30.31     43.23    53.50

Undeveloped net acreage
 (thousands)
     Domestic                            472       499       523       620       690      590
     Canada                              115       154       161       184       209      237
     North Sea                           358       363       243       184       188      113
     China                               341       282         -         -         -        -
     Other international               1,309     1,309     1,926       217     4,092    4,166
       Total                           2,595     2,607     2,853     1,205     5,179    5,106

Developed net acreage
 (thousands)
     Domestic onshore                    537       542       539       549       591      542
     Canada                              159       165       156       163       202      203
     North Sea                            22        21        21        18        17       17
     China                                19        19        19         -         -        -
     Other international                   -         -        24        24        24       24
       Total                             737       747       759       754       834      786

Estimated proved reserves
 (millions of equivalent barrels)
   Crude oil and condensate              300       332       317       302       301      274

Chemicals
Industrial and specialty chemical
 sales (thousands of tons)               445       381       331       314       263      233
Heavy-mineral sales (thousands
 of tons)                                 86        89       191        92       114       86
Treated forest-product sales
 (millions of board feet)                199       207       223       237       202      228

Coal
Sales (millions of tons)                34.5      27.5      23.5      20.8      21.9     19.8
Recoverable reserves
 (millions of tons)                      834       864       888       906       775      794
