Form 10-K, Exhibit 13
period 1996-12-31
KERR MCGEE CORP
filed 1997-03-27
CIK 55458

Management's Discussion and Analysis

Results of Consolidated Operations

    The company's 1996 net income was $220 million, or $4.43 per common share, compared with a net loss in 1995 of $31 million, or $.60 per common share, and 1994 net income of $90 million, or $1.74 per common share. Net income was reduced by a number of unusual items in 1996 and 1995, which totaled $10 million and $161 million after income taxes, respectively.
    The 1996 unusual items of an operating nature on an after-tax basis were $16 million for noncash impairments of long-lived exploration and production and chemical assets; $7 million for restructuring charges for relocation of the exploration and production operations to Houston, Texas, and severance expense associated with the merger of the North American onshore properties into Devon Energy Corporation (Devon); and $1 million for other charges, none of which is individually significant. The 1996 nonoperating unusual items on an after-tax basis included $44 million for insurance settlements related to environmental sites; $15 million for gains on sales of available-for-sale equity securities; and $8 million in gains on sale of marginal and nonstrategic oil and gas properties. Partially offsetting were after-tax nonoperating charges of $28 million for net environmental provisions related to abandoned sites (principally for the company's closed facility in West Chicago, Illinois); $19 million for provisions for settled and pending litigation; and $6 million for other items, none of which is individually significant.
    During 1995, the company adopted the provisions of Statement of Financial Accounting Standards No. (FAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"; began a divestiture and restructuring program for its exploration and production operations; and provided for additional future remediation costs related to the West Chicago, Illinois, closed facility. These noncash, unusual items totaled $161 million after income taxes. The company also completed the sale of substantially all of its refining and marketing operations in 1995. The sale of the remaining assets was completed in 1996 with no material gain or loss. As a result, all 1995 and 1994 amounts related to refining and marketing are shown in the Consolidated Statement of Income as Discontinued Operations.
    Excluding unusual items, 1996 income from continuing operations was $230 million, compared with $137 million in 1995, or $4.63 per common share and $2.63 per common share, respectively. The increase was primarily due to oil and gas exploration and production results that more than doubled those of the prior year and a 14% increase from coal operations, partially offset by a 26% decline in earnings from the chemical unit. Income from continuing operations was $69 million, or $1.33 per common share, in 1994. The increase in 1995 income, compared with 1994, was attributable to higher earnings from all three of the company's operating units.
    Excluding unusual items, operating profit for 1996 was a record $408 million, compared with $298 million in 1995 and $207 million in 1994. The 1996 increase over 1995 is primarily due to significantly higher exploration and production results. Also contributing to the increase were higher results for coal, partially offset by lower chemical operating profit. In comparing 1995 to 1994, all three operating units experienced increased operating results.
    Consolidated sales from continuing operations were $1.9 billion for 1996, compared with $1.8 billion for 1995 and $1.6 billion for 1994. The increase in 1996 primarily resulted from higher crude oil and natural gas sales prices and higher sales of purchased third-party natural gas, partially offset by declines in titanium dioxide pigment sales prices and lower crude oil sales volumes. The improvement in 1995 over 1994 was from higher titanium dioxide pigment and crude oil sales prices and higher crude oil, natural gas, synthetic rutile, and coal sales volumes, partially offset by lower natural gas and coal sales prices and lower forest product sales volumes.
    Costs and operating expenses increased $63 million in 1996, primarily due to increased purchases of natural gas for resale and higher feedstock and utility costs for titanium dioxide pigment. Costs and operating expenses increased $85 million in 1995 compared with 1994, due to higher coal and chemical production volumes and increased purchases of crude oil and natural gas for resale.
    General and administrative expenses were $187 million, $140 million, and $110 million in 1996, 1995, and 1994, respectively. These amounts include net provisions for environmental reclamation and remediation of inactive sites of $43 million, $54 million, and $10 million in 1996, 1995, and 1994, respectively, which represent additional provisions established for the removal of low-level radioactive materials from the company's inactive facility in West Chicago, Illinois, and the reclamation of several other inactive facilities. The 1996 expense includes unusual items consisting primarily of $29 million for settled and pending litigation; $10 million for the exploration and production restructuring costs; and $9 million of other items, none of which is individually significant. The 1996 amount also includes the contribution that funded Kerr-McGee Foundation Corporation (see Note 13). Excluding environmental provisions, 1995 general and administrative expense was lower than 1994, principally due to the effects of corporate restructuring and higher 1994 provisions for bad debts.
    Asset impairments totaled $25 million in 1996 and related principally to certain exploration and production properties in the Gulf of Mexico. This compares with $227 million in 1995 resulting from the company's adoption of FAS 121 and the oil and gas divestiture program (see Note 11).
    Exploration costs for 1996, 1995, and 1994 were $83 million, $92 million, and $85 million, respectively. The company had lower undeveloped lease amortization and lower geological and geophysical costs, partially offset by higher dry hole expense in 1996, compared with 1995. The 1995 increase resulted principally from higher dry hole and geophysical costs in the Gulf of Mexico and higher other exploration costs in China and domestic areas.
    Interest and debt expense totaled $52 million in 1996, $61 million in 1995, and $58 million in 1994. The decrease in 1996 expense was due to decreased debt and lower average interest rates.
    Other income for 1996 increased due to several unusual items. The company settled environmental claims with some insurance carriers and recognized gains on sales of exploration and production properties and gains on the sales of available-for-sale securities (see Note 18).

Segment Operations

    Operating profit (loss) from each of the company's segments is summarized in the following table:

(In millions of dollars)                 1996     1995     1994
Exploration and production               $204     $(97)    $ 74
Chemicals                                  85      122       92
Coal                                       75       43       45
Other                                       7       (4)      (4)
  Total                                  $371     $ 64     $207

Exploration and Production
    Exploration and production's 1996 and 1995 operating profit includes several unusual items. The 1996 unusual items were $22 million for asset impairments and a $10 million charge for the continued restructuring of the unit, due to both the December 1996 merger of the North American onshore properties into Devon and the announced 1997 relocation of the unit to Houston, Texas. The 1995 unusual items, totaling $210 million, related to FAS 121 asset impairments and writedowns associated with the divestiture program of nonstrategic and marginal properties and restructuring charges. Excluding these unusual items, operating profit was $236 million and $113 million in 1996 and 1995, respectively. The improvement resulted primarily from increases of 20% and 39% in the company's average sales prices for crude oil and natural gas, respectively, and a $9 million decrease in exploration expense. The $39 million improvement in 1995 operating profit excluding unusual items, compared with 1994, was due to record crude oil and natural gas sales volumes and higher crude oil prices, partially offset by declines in natural gas sales prices and higher exploration costs.
    Revenues and crude oil and natural gas volumes and sales prices are summarized in the following table:

                                                   1996     1995     1994
Revenues (millions of dollars)                   $  874   $  690   $  633
Crude oil and condensate produced
  (thousands of barrels per day)                     69       70       67
Average price of crude oil sold (per barrel)     $19.16   $15.99   $14.81
Natural gas deliveries (MMCF per day)               281      291      271
Average price of natural gas
  delivered (per MCF)                             $2.12    $1.52    $1.76

    The company merged its North American onshore exploration and production assets into Devon effective December 31, 1996. The merged properties represented 22% of the company's 1996 oil and gas production on a barrel-equivalent basis. The investment in Devon will be accounted for on an equity basis; therefore, the company's 1997 proprietary crude oil production and natural gas sales volumes are expected to be lower than in 1996.

Chemicals
    Operating profit for chemicals was $85 million in 1996, decreasing from $122 million in 1995 and $92 million in 1994. Included in 1996 operating profit are unusual charges totaling $5 million for impairments and shutdown costs for a crosstie treatment facility and the elimination of a product line at a specialty plant. Revenues for the three years were $692 million, $707 million, and $639 million in 1996, 1995, and 1994, respectively. The 1996 decline in revenues and operating profit from 1995 was primarily due to lower titanium dioxide pigment sales prices. Operating profit in 1996 was also adversely affected by higher feedstock and utility costs for pigment.
    The increase in 1995 revenues, compared with 1994, was due to higher titanium dioxide pigment sales prices and higher synthetic rutile sales volumes, partially offset by lower forest products sales volumes. The increased pigment sales price was also the primary reason for the higher 1995 operating profit.

Coal
    Coal operating profit was $75 million, $43 million, and $45 million in 1996, 1995, and 1994, respectively, on revenues of $365 million, $353 million, and $294 million, respectively. Operating profit in 1995 includes a $23 million charge for FAS 121 asset impairments. Average sales prices, which were higher by $.12 per ton, and slightly improved sales volumes resulted in increased revenues and operating profit in 1996, compared with 1995. Operating profit for 1996 was also positively impacted by lower per-ton production costs at the Galatia Mine.
    Excluding the 1995 FAS 121 impairment provision of $23 million, operating profit would have been $66 million, or $21 million higher than 1994. Revenues for 1995 were higher due to higher sales volumes, partially offset by lower sales prices. Per-ton production costs were lower in 1995 than in 1994.

Financial Condition

(Dollars in millions)                   1996     1995     1994
Current ratio                            1.7      1.3      1.1
Working capital                       $  320   $  189   $   52
Total debt                               663      735      993
Stockholders' equity                  $1,367   $1,416   $1,543
Total debt to total capitalization        33%      34%      39%

Cash Flow
    Net cash provided by operating activities was $645 million in 1996, compared with $369 million in 1995 and $356 million in 1994. The increase in 1996 is primarily attributable to the company's record net income and temporary changes in working capital and other, which decreased net cash provided by operating activities by $211 million in 1995. Although a net loss of $31 million was incurred in 1995, the unusual charges, which totaled $260 million before income taxes, were all noncash and did not adversely affect net cash provided by operations. Net cash provided by operating activities in 1995 was essentially the same as in 1994.
    In both 1996 and 1995, the company had several other sources of cash, which were used primarily to reduce debt and purchase the company's common stock. During 1996, the company received cash proceeds of $48 million from the divestiture of nonstrategic, marginal, and other exploration and production properties; $29 million from the sale of equity securities; $13 million from the sale of the remaining refining and marketing assets; and $11 million from the sale of other assets, including the company's West Virginia coal mining operation. Proceeds from the sale of substantially all of the company's refining and marketing operations resulted in cash flow of $419 million in 1995.
    Total debt declined from $993 million at December 31, 1994, to $663 million at December 31, 1996. In September 1995, the company's Board of Directors authorized management to purchase company stock of up to $300 million. Through December 31, 1996, approximately 4 million shares had been acquired at a cost of $243 million - $195 million in 1996 and $48 million in 1995. The company expects to complete the stock purchase program by mid-1997.
    On January 14, 1997, the company's Board of Directors approved an increase in the quarterly dividend payable April 1, 1997, from $.41 per share to $.45 per share. In 1995, the Board increased the quarterly dividend payable January 2, 1996, from $.38 per share to $.41 per share.
    The company merged its North American onshore oil and gas properties into Devon effective December 31, 1996. In exchange for the properties, the company received 9,954,000 shares of Devon stock, approximately 31% of the common shares outstanding. In future years, the company will report its proportionate share of Devon's earnings as other income and will report dividends from Devon in the Consolidated Statement of Cash Flows. Liquidity
    At December 31, 1996, the company's net working capital position was $320 million, an increase of $131 million from December 31, 1995. The 1996 increase was the result of the cash inflows discussed previously, which were used primarily to repay short-term borrowings and also resulted in the higher cash balance at year-end 1996. The 1995 increase of $137 million over 1994 was the result of repayments of short-term debt from the sales proceeds from the discontinued refining and marketing operations. The current ratio at December 31, 1996, was 1.7 to 1, compared with 1.3 to 1 at year-end 1995 and 1.1 to 1 at year-end 1994.
    The percentage of total debt to total capitalization was 33% at December 31, 1996, compared with 34% at December 31, 1995, and 39% at year-end 1994. The ratio's decline is the direct result of the company's repayment of debt, despite the partially offsetting effect of the stock purchase program on total capitalization.
    The company has several revolving credit agreements. One provides for combined borrowings by the company and Kerr-McGee Credit Corporation, a wholly owned subsidiary, of up to $325 million through December 4, 2001, of which $50 million was outstanding at year-end 1996. Another agreement entered into by the company and Kerr-McGee Oil (U.K.) PLC, a wholly owned subsidiary, is a revolving credit agreement with several banks providing for combined borrowings of up to $230 million through December 21, 1999, none of which was outstanding at year-end 1996. Both of these agreements require that the principal amounts outstanding be paid in full on the respective termination dates. Interest is payable at varying rates.
    In February 1995, the company's wholly owned subsidiary, Kerr-McGee China Petroleum Ltd., entered into a revolving credit agreement with several banks providing for borrowings of up to $105 million through February 24, 1998, of which $64 million was outstanding at year-end 1996. Interest is payable at varying rates.
    The company's wholly owned subsidiary, Kerr-McGee Canada Ltd., had revolving credit agreements with three banks at December 31, 1996. As amended in September and October 1996, two of the agreements provided for $20 million each in committed lines of credit; the third agreement made $15 million available, for a total of $55 million. The company is guarantor for each of the agreements. Interest is payable at varying rates. At year-end 1996, $10 million was outstanding under the $20 million agreement, which has a September 25, 1997, termination date, and $5 million was outstanding under the $20 million agreement, which has an October 16, 1997, termination date. In January 1997, the $15 million facility was canceled by the company and the bank. It is the company's intent to repay the amounts outstanding at December 31, 1996, and to request cancellation of the two remaining credit facilities, as they are no longer needed due to the company's merger of its Canadian exploration and production properties into Devon.
    On June 3, 1996, the company and the Kerr-McGee Corporation Employee Stock Ownership Plan (ESOP) entered into an agreement under which Kerr-McGee, as sponsor of the ESOP, loaned the ESOP $25 million. The note bears interest at 6.85% and is payable to Kerr-McGee in installments, which began January 2, 1997. The note will be paid in full on January 2, 2005, which coincides with the expected allocation of shares held by the ESOP to participants. The ESOP used the proceeds of the loan from the company to prepay a portion of the 9.47% Series A notes, which were guaranteed by the company and reflected in the company's balance sheet as long-term debt. The remaining Series A notes were paid as scheduled on July 1, 1996. The amount loaned to the ESOP by the company represents sponsor financing and therefore does not appear in the company's Consolidated Balance Sheet. The 9.61% Series B notes, totaling $51 million, remain outstanding and are also scheduled to be paid in full on January 2, 2005. The first payment of $2 million is due in 1998.
    At year-end 1996, the company had available unused lines of credit and revolving credit facilities of $657 million. Of this amount, $305 million and $270 million can be used to support the commercial paper borrowings of Kerr-McGee Credit Corporation and Kerr-McGee Oil (U.K.) PLC, respectively.
    The company has financed its capital expenditures through internally generated funds and various borrowings during the three years ended December 31, 1996. Cash capital expenditures were $392 million in 1996, $484 million in 1995, and $410 million in 1994, a total of $1.3 billion. During this same period, $1.7 billion of net cash was provided by operating activities, exclusive of working capital changes, which was approximately $200 million in excess of cash capital expenditures and dividends paid during the same period.
    Management  anticipates  that  1997  cash  capital  requirements,  currently
estimated  to  be  $445  million   excluding   acquisitions,   and  the  capital
expenditures programs for the next several years can be provided through internally generated funds and selective short-term and/or long-term borrowings.
    The U.S. dollar is the functional currency for all of the company's operations. It is the company's intent to hedge a portion of its monetary assets, liabilities, and commitments denominated in foreign currencies; therefore, from time to time, the company purchases foreign currency forward contracts to provide funds for known or anticipated operating and capital requirements that will be denominated in foreign currencies and to sell funds received from collections of accounts receivable denominated in foreign currencies. Additionally, the company periodically uses commodity futures and options to minimize the price risks associated with producing and selling crude oil and natural gas (see Note 13). Environmental Matters
    The company's operations are subject to various environmental laws and regulations. Under these laws, the company is subject to possible obligations to remove or mitigate the effects on the environment of the disposal or release of certain chemical, petroleum, or low-level radioactive substances at various sites, including sites that have been designated Superfund sites by the United States Environmental Protection Agency (EPA) pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), as amended. At December 31, 1996, the company had received notices that it has been named a potentially responsible party (PRP) with respect to the remediation of 16 existing EPA Superfund sites and may share liability at certain of these sites. In 1996, the company signed a Consent Decree with respect to a site at Slidell, Louisiana, which has not yet been finalized. In addition, the company and/or its subsidiaries have executed consent orders, operate under a license, or have reached agreements to perform or have performed remediation or remedial investigations and feasibility studies on sites not included as EPA Superfund sites.
    The company does not consider the number of sites for which it has been named a PRP to be a relevant measure of liability. Because of continually changing environmental laws and regulations, the nature of the company's businesses, the large number of other PRPs, the present state of the law which, under CERCLA, imposes joint and several liability on all PRPs, and pending legal proceedings, the company is uncertain as to its involvement in many of the sites. Therefore, the company is unable to reliably estimate the potential liability and the timing of future expenditures that may arise from many of these environmental sites. Reserves have been established for the remediation and reclamation of active and inactive sites where it is probable that future costs will be incurred and the liability is estimable. In 1996, $55 million was added to the reserve for active and inactive sites. At December 31, 1996, the company's reserve for these sites totaled $296 million. At year-end 1996, the company also had reserves of $90 million for the future costs for the abandonment and removal of offshore well and production facilities at the end of their productive lives and $20 million for the decommissioning and reclamation of coal mining locations. In the Consolidated Balance Sheet, $345 million of the total reserves is classified as deferred credits, and the remaining $61 million is included in current liabilities.
    Expenditures for the environmental protection and cleanup of existing sites for each of the last three years and for the three-year period ended December 31, 1996, are as follows:

(In millions of dollars)               1996    1995    1994   Total
Capital expenditures                    $15    $ 20    $ 17    $ 52
Recurring expenses                       19      23      28      70
Charges to environmental reserves        56      61      60     177
  Total                                 $90    $104    $105    $299

    The company has not recorded in the financial statements potential reimbursements from governmental agencies or other third parties (see Note 10). The following table reflects the known estimated cost of investigation and/or remediation that is probable and estimable. The table includes all EPA Superfund sites where the company has been notified it is a PRP under CERCLA and other sites where the company believes it has some ongoing financial involvement in investigation and/or remediation at year-end 1996.


                                                                                       Total Known          Total
                                                                                         Estimated   Expenditures      Total Number
                                                                                              Cost   Through 1996   of Identifiable
Location of Site                Stage of Investigation/Remediation                        (In millions of dollars)             PRPs

EPA Superfund sites
  Milwaukee, Wis.               Executed consent decree to remediate the site of a
                                former wood-treating facility.  Conducting pre-design
                                studies; installed and operating a free-product
                                recovery system.                                             $ 19             $ 5                3

  West Chicago, Ill.,
    outside the facility        Began cleanup of a portion of the site in 1995.
                                Cleanup of an additional area expected to begin
                                in 1997 (see Note 10).                                         33              17                1

  Slidell, La., Chicago, Ill.,
    and 11 sites individually
    not material                Various stages of investigation/remediation.                   30              12              492
                                                                                               82              34              496

Non-EPA Superfund sites under
consent order, license, or
agreement
  West Chicago, Ill., facility  Agreement executed. Awaiting a license to complete decommissioning of a former facility.
                                Shipments to a permanent disposal facility
                                continue (see Note 10).                                      319             148

  Cleveland/Cushing, Okla.      Began cleanup at Cleveland/Cushing in 1996.                   48              26

  Cimarron, Okla.               Remediation essentially complete at Cimarron.                 32              31
                                                                                             399             205

Non-EPA Superfund sites
individually not material                                                                    156             102
    Total for all sites                                                                     $637            $341


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

Accounting Matters

    In March 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings per Share," which replaces primary earnings per share (EPS) with basic EPS. Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The statement is effective for 1998, and the company believes the effect on its EPS will be immaterial.
    In October  1996,  the American  Institute of Certified  Public  Accountants
issued Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities." Effective for 1997, the SOP uses the current guidance in financial accounting standards as its framework in determining when to recognize an environmental liability. Based on certain criteria in the remediation process, it requires that a company accrue the best estimate of costs to be incurred, including the accrual of costs of compensation and benefits for employees that are expected to devote time directly to remediation efforts. It also requires accrual of postremediation monitoring costs that are expected to be incurred after remediation is complete. The company believes that the SOP will have no effect on net income or earnings per share.

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

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Kerr-McGee Corporation:

    We have audited the accompanying consolidated balance sheet of Kerr-McGee Corporation (a Delaware corporation) and subsidiary companies as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerr-McGee Corporation and subsidiary companies as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.
    As explained in Note 11 to the  financial  statements,  the company  adopted
Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in 1995.


Oklahoma City, Oklahoma,
   February 17, 1997                (ARTHUR ANDERSEN LLP)
                                     ARTHUR ANDERSEN LLP

Consolidated Statement of Income

(In millions of dollars, except per-share amounts)                              1996        1995        1994
Sales                                                                         $1,931      $1,754      $1,566
Costs and Expenses
   Costs and operating expenses                                                1,030         967         882
   General and administrative expenses                                           187         140         110
   Depreciation and depletion                                                    297         304         295
   Asset impairment                                                               25         227          --
   Exploration, including dry holes and amortization of undeveloped leases        83          92          85
   Taxes, other than income taxes                                                 66          61          64
   Interest and debt expense                                                      52          61          58
     Total Costs and Expenses                                                  1,740       1,852       1,494
                                                                                 191         (98)         72
Other Income                                                                     132          29          27
Income (Loss) from Continuing Operations before Income Taxes                     323         (69)         99
Provision (Benefit) for Income Taxes                                             103         (45)         30
Income (Loss) from Continuing Operations                                         220         (24)         69
Income (Loss) from Discontinued Operations, Net of Provision (Benefit)
for Income Taxes of $(4) in 1995 and $13 in 1994                                  --          (7)         21
Net Income (Loss)                                                              $ 220       $ (31)     $   90

Net Income (Loss) per Common Share
   Continuing Operations                                                       $4.43       $(.47)     $ 1.33
   Discontinued Operations                                                        --        (.13)        .41
     Total                                                                     $4.43       $(.60)     $ 1.74

Consolidated Statement of Retained Earnings

(In millions of dollars, except per-share amounts)                              1996        1995        1994
Balance at Beginning of Year                                                  $1,209      $1,320      $1,309
   Net income (loss)                                                             220         (31)         90
   Dividends declared (per common share: $1.64 in 1996,
     $1.55 in 1995, and $1.52 in 1994)                                           (81)        (80)        (79)
Balance at End of Year                                                        $1,348      $1,209      $1,320

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheet


(In millions of dollars)                                                        1996        1995
ASSETS
Current Assets
   Cash                                                                       $  121      $   87
   Accounts receivable, net of allowance for doubtful
     accounts of $5 in 1996 and 1995                                             375         334
   Inventories                                                                   218         221
   Deposits and prepaid expenses                                                  91         122
        Total Current Assets                                                     805         764
Investments
   Equity affiliates                                                             244          38
   Other assets                                                                   74         122
Property, Plant, and Equipment - Net                                           1,948       2,210
Deferred Charges                                                                  53          79
     Total Assets                                                             $3,124    $  3,213

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Short-term borrowings                                                      $   37    $     94
   Accounts payable                                                              262         297
   Long-term debt due within one year                                             --           9
   Taxes on income                                                                 5          --
   Taxes, other than income taxes                                                 26          18
   Accrued liabilities                                                           155         157
        Total Current Liabilities                                                485         575

Long-Term Debt                                                                   626         632
Deferred Credits and Reserves
   Income taxes                                                                  131          92
   Other                                                                         515         498
        Total Deferred Credits and Reserves                                      646         590
Stockholders' Equity
   Common stock, par value $1.00 - 150,000,000 shares authorized,
     53,862,347 shares issued in 1996, and 53,513,888 shares issued in 1995       54          54
   Capital in excess of par value                                                334         318
   Preferred stock purchase rights                                                 1           1
   Retained earnings                                                           1,348       1,209
   Unrealized gain on available-for-sale securities                               12          26
   Common stock in treasury, at cost - 5,568,815 shares in 1996 and
     2,444,690 shares in 1995                                                   (306)       (111)
   Deferred compensation                                                         (76)        (81)
        Total Stockholders' Equity                                             1,367       1,416
          Total Liabilities and Stockholders' Equity                          $3,124    $  3,213


The "successful efforts" method of accounting for oil and gas exploration and production activities has been followed in preparing this balance sheet.
The accompanying notes are an integral part of this balance sheet.

Consolidated Statement of Cash Flows

(In millions of dollars)                                                        1996        1995        1994
Cash Flow from Operating Activities
   Net income (loss)                                                            $220       $ (31)      $  90
   Adjustments to reconcile to net cash provided by operating activities -
     Depreciation, depletion, and amortization                                   307         334         340
     Asset impairment                                                             25         227          --
     Deferred income taxes                                                        68         (51)          2
     Provision for environmental reclamation and remediation of inactive sites    43          54          10
     Gain on sale of exploration and production properties                       (21)         --          --
     Realized gain on available-for-sale securities                              (23)         --          --
     Gain on sale of refining and marketing operations, net of income taxes       --          (2)         --
     Noncash items affecting net income                                           18          50          57
     Retirements and gain on sale of assets                                       (3)         (1)         (4)
     Changes in current assets and liabilities and other, net of effects of discontinued operations sold -
          (Increase) decrease in accounts receivable                              48          75         (42)
          (Increase) decrease in inventories                                       1          (1)        (52)
          (Increase) decrease in deposits and prepaids                            59         (50)         (1)
          Increase (decrease) in accounts payable and accrued liabilities        (37)        (121)        46
          Decrease in taxes payable                                              (22)        (56)        (23)
          Other                                                                  (38)        (58)        (67)
            Net cash provided by operating activities                            645         369         356
Cash Flow from Investing Activities
   Capital expenditures                                                         (392)       (484)       (410)
   Proceeds from sale of exploration and production properties                    48          --          --
   Proceeds from sale of refining and marketing operations                        13         419          --
   Proceeds from sale of other assets                                             11          17          27
   Proceeds from sale of available-for-sale securities                            29          --          --
   Proceeds from sale of long-term investments                                    17          61          30
   Purchase of long-term investments                                              (6)         (8)        (76)
            Net cash provided by (used in) investing activities                 (280)          5        (429)
Cash Flow from Financing Activities
   Increase (decrease) in short-term borrowings                                  (57)       (218)        149
   Purchase of treasury stock                                                   (195)        (45)         --
   Dividends paid                                                                (83)        (79)        (78)
   Repayment of long-term debt                                                   (36)        (35)        (11)
   Issuance of long-term debt                                                     24          --          --
   Issuance of common stock                                                       16           9           1
            Net cash provided by (used in) financing activities                 (331)       (368)         61

Net Increase (Decrease) in Cash and Cash Equivalents                              34           6         (12)
Cash and Cash Equivalents at Beginning of Year                                    87          81          93
Cash and Cash Equivalents at End of Year                                        $121         $87       $  81

The  accompanying  notes are an integral part of this  statement.

Notes to Financial Statements

1.  Significant Accounting Policies

Principles of Consolidation
    The consolidated financial statements include the accounts of all subsidiary companies that are more than 50% owned and the proportionate share of joint ventures in which Kerr-McGee has an undivided interest. Investments in affiliated companies that are 20% to 50% owned are carried as Investments - Equity affiliates in the Consolidated Balance Sheet at cost adjusted for equity in undistributed earnings. Except for dividends, changes in equity in undistributed earnings are included in the Consolidated Statement of Income. All material intercompany transactions have been eliminated. The consolidated financial statements and certain prior-year financial information contained in the related notes have been restated to conform to the current-year presentation.

Foreign Currencies
     As the U.S. dollar has been adopted as the functional currency for each of the company's international operations, foreign currency transaction gains or losses are recognized in the period incurred. The company recorded net foreign currency transaction losses of $9 million in 1996. Total foreign currency transaction gains and losses in 1995 and 1994 were immaterial.

Net Income (Loss) per Common Share
     After adding the dilutive effect of the conversion of stock options to the weighted average number of shares outstanding, the shares used to compute net income per common share were 49,657,890 in 1996 and 51,739,880 in 1994. The weighted average number of shares used to compute the 1995 net loss per common share was 51,669,285.

Cash Equivalents
     The company considers all investments purchased with a maturity of three months or less to be cash equivalents. Cash includes time deposits, certificates of deposit, and U.S. government securities all totaling $89 million in 1996 and $48 million in 1995.

Inventories
    The costs of the company's product inventories are determined by the first-in, first-out (FIFO) method. The crude oil and refined products of the discontinued refining and marketing operations were valued using the last-in, first-out (LIFO) method until the sale of these inventories during 1995. Inventory carrying values include material costs, labor, and indirect manufacturing expenses associated therewith. Materials and supplies are valued at average cost.

Property, Plant, and Equipment
    Oil and Gas - Exploration expenses, including geological and geophysical costs, rentals, and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized by field using the unit-of-production method as the oil and gas are produced.
    Undeveloped acreage costs are capitalized and amortized at rates that provide full amortization on abandonment of unproductive leases. Costs of abandoned leases are charged to the accumulated amortization accounts, and costs of productive leases are transferred to the developed property accounts.
    Other - Property, plant, and equipment is stated at cost less reserves for depreciation, depletion, and amortization. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized. Costs of nonproducing mineral acreage surrendered or otherwise disposed of are charged to expense at the time of disposition.
    Depreciation, Depletion, and Amortization - Property, plant, and equipment is depreciated, depleted, or amortized over its estimated life by application of the unit-of-production or the straight-line method. In arriving at rates under the unit-of-production method, the quantities of recoverable oil, gas, and other minerals are established based on estimates made by the company's geologists and engineers.
    Retirements and Sales - The costs and related depreciation, depletion, and amortization reserves are removed from the respective accounts upon retirement or sale of property, plant, and equipment. The resulting gain or loss is included in other income.
     Interest Capitalized - The company capitalizes interest costs on major projects that require a considerable length of time to complete. Interest capitalized in 1996, 1995, and 1994 was $9 million, $11 million, and $10 million, respectively.

Impairment of Long-Lived Assets
    The company adopted the provisions of the Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," during the 1995 third quarter.
    Proved oil and gas properties are reviewed for impairment on a field-by-field basis when facts and circumstances indicate that their carrying amount may not be recoverable. In performing this review, future cash flows are estimated by applying estimated future oil and gas prices to estimated future production, less estimated future expenditures to develop and produce the reserves. If the sum of these estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property, an impairment loss is recognized for the excess of the carrying amount over the estimated fair value of the property. Prior to the third quarter of 1995, proved properties were evaluated on an area-of-interest basis and impaired when capitalized costs exceeded estimated future revenues, computed by applying current oil and gas prices to estimated future production, less estimated future expenditures to develop and produce the reserves.
     Chemical, coal, and other assets are reviewed for impairment by asset group for which the lowest level of independent cash flows can be identified and impaired in the same manner as proved oil and gas properties. Prior to the third quarter of 1995, individual properties were written down when impairments were deemed to have occurred.

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

Gas-Balancing Arrangements
     Gas-balancing arrangements with partners in natural gas wells are accounted for by the entitlements method. At December 31, 1996 and 1995, both the quantity and dollar amount of such arrangements recorded in the Consolidated Balance Sheet were immaterial.

Lease Commitments
    The company utilizes various leased properties in its operations, principally for office space. Net lease rental expense was $14 million for 1996 and $12 million for each of the years 1995 and 1994.
    The aggregate minimum annual rentals under noncancelable leases in effect on December 31, 1996, totaled $31 million, of which $9 million is due in 1997, $8 million in 1998, $6 million in 1999, $5 million in 2000, and $3 million in 2001.

Employee Stock Option Plans
    The company accounts for its employee stock option plans using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees."

Futures, Forward, and Option Contracts
    To minimize the price risks associated with the production and marketing of crude oil and natural gas, the company periodically uses commodities futures and option contracts to hedge a portion of its crude oil and natural gas sales. These contracts generally mature in one year or less. Since the contracts qualify as hedges and correlate to price movements of crude oil and natural gas, any gain or loss from these contracts is explicitly deferred and recognized as part of the hedged transaction. Prior to the sale of the refining and marketing operations, the company also hedged a portion of its refined-product sales and crude oil purchased for the refineries.
    The company hedges a portion of its monetary assets, liabilities, and commitments denominated in foreign currencies. Periodically, the company purchases foreign currency forward contracts to provide funds for operating and capital expenditure requirements that will be denominated in foreign currencies and sells foreign currency forward contracts to convert receivables that will be paid in foreign currencies to U.S. dollars. Since these contracts qualify as hedges and correlate to currency movements, any gain or loss resulting from market changes will be offset by gains or losses on the hedged receivable, capital item, or operating cost.
    In 1996 and 1995, the company also entered into foreign currency forward contracts to sell various foreign currencies in anticipation of titanium dioxide pigment sales denominated in foreign currencies. These contracts are marked-to-market with the resulting gain or loss reflected in income in the period in which the change occurs. Open contracts at year-end 1996 and 1995 mature within the subsequent 12-month period. Net gains and losses on these contracts in 1996 and 1995 were immaterial.
     Management of price risks must consider market conditions and availability. As these factors change, the company adjusts its hedging strategy and modifies its futures, forward, and option contract positions.

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

2.  Cash Flow Information

    Net cash provided by operating activities reflects cash payments for interest and income taxes as follows:

(In millions of dollars)         1996     1995     1994
Interest paid                     $60      $68      $76
Income taxes paid                  17       75       42

    Effective December 31, 1996, the company merged its North American onshore exploration and production operations into Devon Energy Corporation (Devon) in exchange for 9,954,000 shares of Devon common stock (see Note 4). This transaction is not reflected in the Consolidated Statement of Cash Flows due to its noncash nature. Other noncash transactions not reflected in the Consolidated Statement of Cash Flows include capital expenditures for which payment will be made in the subsequent year totaling $4 million, $24 million, and $20 million at year-end 1996, 1995, and 1994, respectively; the revaluation of certain investments to fair value; transactions affecting deferred compensation associated with the Employee Stock Ownership Plan (ESOP); and certain transactions affecting the debt related to the ESOP. See Notes 13 and 19.
    The effect of foreign currency exchange rate fluctuations on cash and cash equivalents was immaterial.

3.  Inventories

    Major categories of inventories at year-end 1996 and 1995 are:

(In millions of dollars)                1996            1995
Chemicals and other products            $163            $157
Materials and supplies                    49              49
Crude oil                                  6              15
  Total                                 $218            $221

4.  Investments - Equity Affiliates

    At December 31, 1996 and 1995, investments in equity affiliates are as follows:

(In millions of dollars)                     1996         1995

Devon Energy Corporation                     $193          $--
Javelina Company                               27           21
National Titanium Dioxide Company Limited      12           12
Other                                          12            5
  Total                                      $244          $38

    Effective December 31, 1996, the company merged its North American onshore exploration and production operations into Devon, a publicly traded oil and gas exploration and production company. The company received 9,954,000 shares of Devon common stock representing an ownership interest in Devon of approximately 31%. The investment in Devon is recorded at the value of the assets given up in accordance with APB No. 29, "Accounting for Nonmonetary Transactions." The market value of the company's investment in Devon was $346 million based on the closing price of Devon's common stock as reported in The Wall Street Journal for December 31, 1996.
    Javelina Company and National Titanium Dioxide Company Limited represent the company's investment of 40% and 25%, respectively, in non-exploration and production joint ventures or partnerships.
     Following are financial summaries of the company's equity affiliates. Financial information related to investments that are shown as Other in the preceding table have been excluded.

(In millions of dollars)                     1996    1995    1994
Results of operations -
  Net sales(1)                             $  207    $250    $198
  Total costs and expenses                    183     171     178
  Net income                                   22      66       6
Financial position -
  Current assets                              153      99      84
  Property, plant, and equipment - net        962     286     298
  Total assets                              1,135     400     403
  Current liabilities                         130      82      88
  Total liabilities                           484     232     301
  Stockholders' equity                        651     168     102

(1) Includes net sales to the company of $44 million, $47 million, and $36 million for 1996, 1995, and 1994, respectively.


5.  Investments - Other Assets

    Investments in other assets consist of the following at December 31, 1996 and 1995:

(In millions of dollars)                                  1996            1995
Equity securities                                          $24            $ 55
Net deferred tax asset                                      23              21
Long-term notes receivable, net of $8 allowance
  for doubtful notes                                        17              21
U.S. government obligations                                 --              17
Other                                                       10               8
  Total                                                    $74            $122


6.  Property, Plant, and Equipment

    Fixed assets and related  reserves by business  segment at December 31, 1996 and 1995, are as follows:
                                                                     Reserves for
                                                                Depreciation, Depletion,
                                            Gross Property         and Amortization           Net Property(1)
(In millions of dollars)                     1996    1995            1996    1995             1996    1995
Exploration and production                 $3,192  $4,162          $2,005  $2,686           $1,187  $1,476
Chemicals                                     946     835             459     411              487     424
Coal                                          546     554             327     317              219     237
Other                                         153     127              98      81               55      46
Discontinued operations                        --      89              --      62               --      27
  Total                                    $4,837  $5,767          $2,889  $3,557           $1,948 $ 2,210

(1) Includes net assets held for sale of $9 million for exploration and production at December 31, 1996; and $52 million for exploration and production, $7 million for coal, and $27 million for the discontinued refining and marketing operations at December 31, 1995.

7.  Deferred Charges

    Deferred charges are as follows at year-end 1996 and 1995:
(In millions of dollars)                                    1996            1995
Pension plan prepayment                                      $33             $28
Preoperating and startup costs                                 4               4
Intangible assets                                              3               4
Cost of injected gas                                          --              29
Other                                                         13              14
  Total                                                      $53            $ 79

    The cost of injected gas was associated with miscible gas-flood projects located onshore in North America. These properties were merged into an equity affiliate effective December 31, 1996 (see Note 4).

8.  Debt

Lines of Credit and Short-Term Borrowings
    At year-end 1996, the company had available unused bank lines of credit and revolving credit facilities of $657 million. Of this amount, $305 million and $270 million can be used to support commercial paper borrowing arrangements of Kerr-McGee Credit Corporation and Kerr-McGee Oil (U.K.) PLC, respectively.
    The company has arrangements to maintain compensating balances with certain banks that provide credit. At year-end 1996, the aggregate amount of such compensating balances was immaterial, and the company was not legally restricted from withdrawing all or a portion of such balances at any time during the year.
    Short-term borrowings at year-end 1996 consisted of notes payable totaling $15 million (5.97% average interest rate) and commercial paper totaling $22 million (5.84% average interest rate). Outstanding at year-end 1995 were notes payable totaling $94 million (6.1% average interest rate).

Long-Term Debt
    The company's policy is to classify borrowings under revolving credit facilities and commercial paper of up to $400 million as long-term debt since the company has the ability under certain revolving credit agreements and the intent to maintain these obligations for longer than one year.
    Long-term debt consists of the following at year-end 1996 and 1995:

(In millions of dollars)                                                              1996       1995
Debentures -
  7% Debentures due November 1, 2011, net of unamortized debt discount of $111 in
    1996 and $113 in 1995 (14.25% effective rate)                                     $139       $137
  8-1/2% Sinking fund debentures due June 1, 2006                                       34         45
Commercial paper (5.84% at December 31, 1996)                                          266        310
Guaranteed debt of Employee Stock Ownership Plan -
  9.47% Series A notes due in installments through January 2, 2000                      --         30
  9.61% Series B notes due in installments through January 2, 2005                      51         51
Notes payable -
  Variable  interest rate revolving credit  agreements with banks (5.84% average rate at December  31,  1996),  $64 due February 24, 1998 and $50 due December 4,
      2001                                                                             114         66
  Other                                                                                 22          2
                                                                                       626        641
Long-term debt due within one year                                                      --         (9)
      Total                                                                           $626       $632

    Maturities of long-term debt due after December 31, 1996, are $65 million in 1998, $43 million in 1999, $10 million in 2000, $314 million in 2001, and $194 million thereafter.
    In addition to the debt shown in the preceding table, the company guaranteed its ratable portion of the debt of unconsolidated equity affiliates totaling $7 million at year-end 1996 and $12 million at year-end 1995. No loss is anticipated by reason of this guarantee.
    Additional information regarding the major changes in debt during the periods and unused commitments for financing is included in the Financial Condition discussion in Management's Discussion and Analysis.

9.  Other Deferred Credits and Reserves

    Other deferred credits and reserves consist of the following at year-end 1996 and 1995:


(In millions of dollars)                     1996    1995
Reserves for site dismantlement,
  reclamation, and remediation               $345    $333
Postretirement benefit obligations            117     112
Other                                          53      53
      Total                                  $515    $498

    The company provided for environmental reclamation and remediation of former plant sites, net of reimbursements received, during each of the years 1996, 1995, and 1994 as follows:

(In millions of dollars)                     1996    1995    1994
Provision, net of reimbursements              $43     $54     $10
Reimbursements received                        10      11       8

    The reimbursements were received pursuant to the Energy Policy Act of 1992. With the exception of $1 million received in 1994, all reimbursements pertain to the former facility in West Chicago, Illinois (see Note 10). An additional $49 million was provided in 1995 for refining and marketing-related sites and included in the discontinued operations (see Note 21).

10. Contingencies

West Chicago
    In 1973, a wholly owned subsidiary, Kerr-McGee Chemical Corporation (KMCC), closed the facility located in West Chicago, Illinois, that processed thorium ores. Operations resulted in some low-level radioactive contamination at the site, and in 1979, KMCC filed a plan with the Nuclear Regulatory Commission
(NRC) to decommission the facility. The NRC transferred jurisdiction of this site to the State of Illinois (the State) in 1990. The following discusses the current status of various matters associated with this closed facility.
    Decommissioning - In 1994, KMCC, the City of West Chicago (the City), and the State reached agreement on Phase I of the decommissioning plan for the closed West Chicago facility. Pursuant to the Phase I agreement, KMCC began shipping material from the site to a licensed permanent disposal facility in Utah during 1994.
    In February 1997, KMCC executed an agreement with the City as to the terms and conditions for completing the final phase of the decommissioning work, the bulk of which is expected to be completed about four to six years after receiving the necessary license amendment. The State has indicated approval of this agreement, and KMCC now expects to receive the license amendment that will enable KMCC to proceed with the final phase of the decommissioning work.
    Under the Illinois Uranium and Thorium Mill Tailings Control Act (the Act), KMCC is obligated to pay an annual storage fee of $2 per cubic foot of byproduct material located at the former facility. Under the Phase I agreement, the amount of the storage fee paid each year shall not exceed $26 million, and all amounts paid pursuant to the Act are to be reimbursed to KMCC as decommissioning expenditures are incurred. KMCC has received reimbursement for all amounts paid under the Act and will continue to seek reimbursement for future amounts paid under the Act as decommissioning costs are incurred.
    Pursuant to Title X of the Energy Policy Act of 1992 (Title X), the United States Department of Energy is obligated to reimburse KMCC for certain decommissioning costs. Title X was amended in 1996 to increase the amount authorized to $65 million plus inflation adjustments. Through February 1997, KMCC has been reimbursed approximately $28 million under Title X.
    The aggregate cost to decommission the former facility is difficult to estimate because of the many contingencies and will be reduced by amounts recovered under Title X. At December 31, 1996, the remaining reserves provided for the cost to decommission the site total $171 million (before any further recovery under Title X), payable over the course of the decommissioning work.
    Offsite Areas - The U.S. Environmental Protection Agency (EPA) has listed four areas in the vicinity of the West Chicago facility on the National Priority List that the EPA promulgates under authority of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and has designated KMCC as a potentially responsible party in these four areas. The EPA issued unilateral administrative orders for two of these areas (referred to as the residential area and Reed-Keppler Park), which require KMCC to conduct removal actions to excavate contaminated soils and ship the soils elsewhere for disposal. At December 31, 1996, the remaining reserves to clean up the residential area and Reed-Keppler Park total $16 million. Without waiving any of its rights or defenses, KMCC began the cleanup of the residential area site in May 1995 and anticipates completing the cleanup of this site within four years. KMCC expects to begin the cleanup of the Reed-Keppler Park site in 1997.
    Judicial Proceedings - In December 1996, a lawsuit was filed against the company and its subsidiary, KMCC, in Illinois state court on behalf of a purported class of present and former West Chicago residents seeking damages for alleged diminution in property values and the establishment of a medical monitoring fund to benefit those allegedly exposed to thorium wastes originating from the former facility. The case recently has been removed to federal court and is being vigorously defended.

Summary
    The plants and facilities of the company and its subsidiaries are subject to various environmental laws and regulations. The company or its subsidiaries have been notified that they may be responsible in varying degrees for a portion of the costs to clean up certain waste disposal sites and former plant sites. At year-end 1996, the remaining reserves provided for the cost to investigate and/or remediate all presently identified sites of former or current operations total $296 million, which includes $187 million for the former West Chicago facility, the residential area, and Reed-Keppler Park. Expenditures from inception through December 31, 1996, totaled $341 million for currently known sites.
    In addition to the environmental issues previously discussed, the company or its subsidiaries are also a party to a number of other legal proceedings pending in various courts or agencies in which the company or a subsidiary appears as plaintiff or defendant. Because of continually changing laws and regulations, the nature of the company's businesses, and pending legal proceedings, it is not possible to reliably estimate the amount or timing of all future expenditures relating to environmental and other contingencies. The company provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable. Although management believes, after consultation with general counsel, that adequate reserves have been provided for all known contingencies, the ultimate cost will depend on the outcomes of the above-noted uncertainties. Therefore, it is possible that additional reserves could be required in the future that could have a material effect on results of operations in a particular quarter or annual period. However, the ultimate resolution of these commitments and contingencies, to the extent not previously provided for, should not have a material adverse effect on the company's financial position.

11. Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Assets to Be Held and Used
    Certain oil and gas fields in North America and certain coal and other assets have been deemed to be impaired because the assets were not expected to recover their entire carrying value through future cash flows. The impairment loss, included in the Consolidated Statement of Income as Asset impairment, was determined as the difference between the carrying value and the estimated fair value of the assets. The fair value was generally determined based on the estimated present value of future cash flows. The impairment losses by segment for 1996 and 1995 are as follows:

(In millions of dollars)                     1996      1995
Exploration and production                    $22      $ 99
Coal                                           --        23
Other                                          --         1
  Total                                       $22      $123

Assets to Be Disposed Of
    During 1995, the company's exploration and production operating unit announced a divestiture and restructuring program (see Note 12). The program included a number of crude oil and natural gas producing properties considered to be nonstrategic. Most of these properties were located onshore in the United States; however, certain of these properties were located in the Gulf of Mexico, Canada, and the North Sea. Prior to the recognition of the 1995 impairment loss discussed in the following paragraph, the carrying value of the divestiture program properties was $172 million.
    As a result of the divestiture program, these nonstrategic oil and gas properties were reduced in 1995 to their estimated fair value less the cost to sell if the carrying value of the property exceeded such fair value net of the estimated cost of selling the property. The impairment loss on the properties for which a loss was indicated totaled $104 million and has been included in the Consolidated Statement of Income as Asset impairment. There have been no subsequent revisions to the carrying values of these properties.
    Net gains recognized on the sales of properties included in the divestiture program totaled $13 million in 1996. The program is expected to be completed by mid-1997. At year-end 1996, the remaining assets had a carrying value of $9 million and did not constitute a material portion of the company's oil and gas reserves. Also, these assets did not have a material effect on oil and gas production, or cash flows from operations for 1996.
    Certain chemical facilities were closed during 1996, which resulted in the recognition of a $3 million impairment loss. Also held for sale at December 31, 1995, were the net long-term assets totaling $5 million of a wholly owned coal mining operation in West Virginia. This sale was completed in February 1996. The gain on the sale was immaterial.
    Following are the sales and pretax income (loss) for assets to be disposed of at December 31, 1996 and 1995, as included in the Consolidated Statement of Income. The impairment losses are included in the pretax losses.

(In millions of dollars)                 1996     1995     1994
 Sales -
  Exploration and production              $42    $  64     $ 81
  Chemicals                                 6        7       12
  Coal                                     --       18       25
    Total                                 $48    $  89     $118
Income (Loss) -
  Exploration and production              $ 9    $(108)    $ (6)
  Chemicals                                (7)      --        1
  Coal                                     --       (7)       1
    Total                                $  2    $(115)    $ (4)

12. Restructuring Charges

    Restructuring of the exploration and production operating unit continued during 1996 with the planned relocation of the unit to Houston, Texas, and the merger of its North American onshore properties into Devon (see Note 4). This, in conjunction with the unit's reorganization of its administrative and operating functions, which began in 1995 (see Note 11), resulted or will result in approximately 300 employees terminating their employment. Of this number, approximately 200 and 50 were terminated in 1996 and 1995, respectively, and it is expected that the additional employees will be terminated in 1997.
    During the two-year period ended December 31, 1996, the company accrued a total of $17 million for future compensation, relocation, lease cancellation, outplacement, and the cost of special termination benefits for retiring employees to be paid from retirement plan assets. The $10 million reserve balance remaining at December 31, 1996, represents primarily relocation, lease cancellation, and future compensation, which are expected to be paid and charged to the reserve during 1997 and 1998. The accruals, expenditures, and reserve balances related to the restructuring of the exploration and production unit are set forth below:

(In millions of dollars)                                  1996        1995
Beginning balance                                          $ 5         $--
  Accruals                                                  10           7
  Retirement benefits to be paid from plan assets           (2)         (1)
  Payments                                                  (3)         (1)
Ending balance                                             $10         $ 5

    The company also implemented a restructuring program in 1994, consisting principally of a reorganization of corporate support functions, and terminated 237 employees. The company accrued a total of $8 million related to this program for future compensation, outplacement, and the cost of special termination benefits for retiring employees to be paid from retirement plan assets. This amount was paid and charged to the reserve during 1995 and 1994.

13. Financial Instruments and Hedging Activities

Investments in Certain Debt and Equity Securities
    The company has investments in equity securities and certain obligations of the U.S. government that are considered to be available for sale. These financial instruments are carried in the Consolidated Balance Sheet at fair value, which is based on quoted market prices. The company held no securities classified as held to maturity or trading during the two-year period ended December 31, 1996. At December 31, 1996 and 1995, available-for-sale securities for which fair values can be estimated are as follows:

                                                     1996                                  1995
                                             Fair            Gross Unrealized     Fair             Gross Unrealized
(In millions of dollars)                    Value    Cost       Holding Gains     Value    Cost       Holding Gains
Equity securities                             $22     $ 3                 $19       $53     $12                $ 41
U.S. government obligations -
  Maturing within one year                     26      26                  --        10      10                  --
  Maturing between one year and four years     --      --                  --        17      17                  --
    Total                                     $48     $29                 $19       $80     $39                $ 41


    Equity securities are carried in the Consolidated Balance Sheet as Investments - Other assets. U.S. government obligations are carried as Current Assets or as Investments - Other assets, depending upon their maturity.
    During 1996, the company sold equity securities considered to be available for sale. Proceeds from the sales totaled $29 million. The average cost of the securities was used in the determination of the realized gains, which totaled $23 million before income taxes. Also during 1996, the company donated a portion of its equity securities to Kerr-McGee Foundation Corporation, a tax-exempt entity whose purpose is to contribute to not-for-profit organizations. The fair value of these donated shares totaled $16 million, which included appreciation of $13 million before income taxes.
    The change in unrealized holding gains, net of income taxes, as shown in the separate component of stockholders' equity during the three-year period ended December 31, 1996, is as follows:

(In millions of dollars)                       1996      1995      1994
Beginning balance                               $26       $12       $20
  Net unrealized holding gains (losses)           9        14        (8)
  Net realized gains                            (15)       --        --
  Net appreciation of donated securities         (8)       --        --
Ending balance                                  $12       $26       $12

Financial Instruments for Other than Trading Purposes
    In addition to the investments discussed above, the company holds or issues financial instruments for other than trading purposes. At December 31, 1996 and 1995, the carrying amount and estimated fair value of such financial instruments for which fair value can be determined are as follows:

                                                  1996            1995
                                          Carrying    Fair  Carrying   Fair
(In millions of dollars)                    Amount   Value    Amount  Value
Cash and cash
  equivalents                                 $121    $121      $ 87   $ 87
Long-term notes
  receivable                                    17      17        21     21
Contracts to sell
  foreign currencies                            13      33        15     34
Contracts to purchase
  foreign currencies                            --      29        --     54
Short-term borrowings                           37      37        94     94
Total long-term debt                           626     737       641    763

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

 Hedging Activities
    Most of the company's foreign currency contracts are hedges principally for chemicals' accounts receivable generated from titanium dioxide pigment sales denominated in foreign currencies ($68 million in 1996 and $71 million in 1995) and the operating costs and capital expenditures of international chemical operations ($28 million in 1996 and $27 million in 1995) and exploration and production joint-venture operations ($64 million in 1995). The purpose of these foreign currency hedging activities is to protect the company from the risk that the eventual U.S. dollar amount from sales to foreign customers and purchases from foreign suppliers will be adversely affected by foreign currency exchange rates. The company recognized net foreign currency hedging gains of $3 million in 1996 and $8 million in 1995; net gains and losses in 1994 were immaterial.
    At December 31, 1996, the company had foreign currency contracts maturing between January and December 1997 to purchase $36 million Australian for $25 million. Additionally, at December 31, 1996, the company had contracts to sell for $34 million various foreign currencies, principally European currencies, which mature between January and December 1997. This includes contracts totaling $14 million for anticipated pigment sales that have been marked-to-market. At December 31, 1995, the company had foreign currency contracts maturing between January 1996 and December 1997 to purchase $74 million Australian for $51 million. Additionally, at December 31, 1995, the company had contracts to sell for $34 million various foreign currencies, principally European currencies, which matured between January and December 1996. This included contracts totaling $15 million for anticipated pigment sales that were marked-to-market. Net unrealized gains on foreign currency contracts totaled $4 million at year-end 1996, $3 million at year-end 1995, and $9 million at year-end 1994.
    The company also periodically uses futures and option contracts to reduce the effect of the price volatility of crude oil, natural gas, and, prior to the sale of the refining and marketing operations, refined products. The futures contracts permit settlement by delivery of commodities.
    During 1996, the company sold forward 10 million barrels of crude oil and 37 billion cubic feet of natural gas representing approximately 40% and 36% of its worldwide crude oil and natural gas production, respectively. Net hedging losses on crude oil and natural gas recognized in 1996 totaled $37 million. The effect of the losses was to reduce the company's 1996 average gross margin for crude oil and natural gas by $1.04 per barrel and $.11 per MCF, respectively. At year-end 1996, there were no open crude oil or natural gas contracts.
    During 1995, the company sold forward 13 million barrels of crude oil and 19 billion cubic feet of natural gas representing approximately 49% and 18% of its worldwide crude oil and natural gas production, respectively, and 35% of the refined-product sales of the discontinued refining and marketing operations. Net recognized hedging gains and losses for 1995 and 1994 were immaterial. At year-end 1995, open crude oil and natural gas contracts had an aggregate value of $151 million, and the unrecognized loss on these contracts totaled $14 million.
    Contract amounts do not quantify risk or represent assets or liabilities of the company but are used in the calculation of cash settlements under the contracts. These financial instruments limit the company's market risks, are with major financial institutions, expose the company to credit risks, and may at times be concentrated with certain institutions or groups of institutions. However, the credit worthiness of these institutions is subject to continuing review, and full performance is anticipated.
    Year-end hedge positions and activities during a particular year are not necessarily indicative of future activities and results.

14. Income Taxes

    The taxation of a company that has operations in several countries involves many complex variables, such as differing tax structures from country to country and the effect on U.S. taxation of international earnings. These complexities do not permit meaningful comparisons between the domestic and international components of income before income taxes and the provision for income taxes, and disclosures of these components do not provide reliable indicators of relationships in future periods. Income (loss) from continuing operations before income taxes is composed of the following:

(In millions of dollars)                 1996     1995     1994
 Domestic                                $216    $(125)     $57
 International                            107       56       42
    Total                                $323    $ (69)     $99

    Effective January 1, 1995, the income tax rate in Australia increased from 33% to 36%. The deferred income tax balances were adjusted to reflect this revised rate, which decreased the 1995 international deferred provision for income taxes by $2 million. The 1996, 1995, and 1994 provision (benefit) for income taxes on income from continuing operations is summarized below:

(In millions of dollars)                 1996     1995     1994
 U.S. Federal -
  Current                                $ 37     $ (4)     $12
  Deferred                                 25      (63)      (2)
                                           62      (67)      10
International -
  Current                                   5        9       16
  Deferred                                 32        9        2
                                           37       18       18

State                                       4        4        2
    Total                                $103     $(45)     $30

    The net deferred tax asset shown in the following table represents the net deferred taxes in certain foreign tax jurisdictions, which is classified as Investments - Other assets in the Consolidated Balance Sheet. At December 31, 1996, the net deferred tax asset includes the benefit for $101 million in net operating loss carryforwards that have no expiration dates. Realization is dependent on generating sufficient taxable income. Although realization is not assured, the company believes it is more likely than not that all of the net deferred tax asset will be realized.
    At December 31, 1996, the company has additional foreign net operating loss carryforwards totaling $31 million that also have no expiration dates. These loss carryforwards offset a portion of the foreign net deferred tax liability.
    Deferred tax liabilities (assets) at December 31, 1996 and 1995, are composed of the following:

(In millions of dollars)                            1996         1995
Net deferred tax liability -
  Accelerated depreciation                          $259         $258
  Exploration and development                         65           69
  Undistributed earnings of foreign
    subsidiaries                                      23           29
  Postretirement benefits                            (46)         (48)
  Dismantlement, reclamation, remediation,
    and other reserves                              (113)        (128)
  Foreign operating loss carryforward                (10)         (40)
  Other                                              (47)         (48)
                                                     131           92
Net deferred tax asset -
  Accelerated depreciation                            16            8
  Foreign operating loss carryforward                (36)         (28)
  Other                                               (3)          (1)
                                                     (23)         (21)
        Total deferred taxes                        $108          $71

    In the following table, the U.S. Federal income tax rate is reconciled to the company's effective tax rates for income from continuing operations as reflected in the Consolidated Statement of Income.

                                                   1996       1995     1994
U.S. statutory rate                                35.0%    (35.0)%    35.0%
  Increases (decreases) resulting from -
    Statutory depletion in excess
      of cost depletion                            (2.6)    (10.4)     (4.7)
    Taxation of foreign operations                   .9      (2.0)      (.7)
    State income taxes                               .9      (2.2)      2.5
    Adjustment of prior years' accruals              --      (2.0)       --
    Federal income tax credits                      (.2)     (4.1)     (1.5)
    Dividends paid on employee
      stock ownership plan                           --      (2.0)     (1.4)
    Foreign equity income                            --      (2.6)       --
    Contribution of appreciated
      equity securities                            (1.4)       --        --
    Adjustment of deferred tax balances
      due to tax rate changes                        --      (3.1)       --
    Other - net                                     (.7)     (1.6)      1.2
        Total                                       31.9%   (65.0)%    30.4%

    The Internal Revenue Service has examined the company's Federal income tax returns for all years through 1994, and the years have been closed through 1983. The company believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

15. Taxes, Other than Income Taxes

    Taxes, other than income taxes, during the years ended December 31, 1996, 1995, and 1994, are composed of the following:

(In millions of dollars)                        1996        1995        1994
Production/severance                             $25         $22         $27
Payroll                                           15          14          14
Property                                          10          10          13
Other                                             16          15          10
    Total                                        $66         $61         $64

16. Postretirement Benefits

    The company sponsors contributory plans to provide certain health care and life insurance benefits for retired employees. Substantially all the company's employees may become eligible for these benefits if they reach retirement age while working for the company; however, benefits available and costs to individual employees vary depending on the employee's date of retirement and date of employment with the company.
    At December 31, 1996 and 1995, the actuarial and recorded liabilities for postretirement benefits, none of which has been funded, are as follows:

                                                  1996                 1995
(In millions of dollars)                   Health     Life      Health     Life
Actuarial present value of accumulated
  postretirement benefit obligations -
     Retirees                               $(69)    $(18)       $(75)    $(19)
  Fully eligible active participants         (11)      (1)        (11)      (1)
  Other active participants                  (18)      (4)        (20)      (3)
       Total                                 (98)     (23)       (106)     (23)
Unrecognized net (gain) loss                  --       (4)         12       (3)
         Accrued postretirement expense     $(98)    $(27)       $(94)    $(26)


    For the years ended December 31, 1996, 1995, and 1994, the components of net periodic expense for postretirement benefits are as follows:

                                                                       1996           1995            1994
(In millions of dollars)                                          Health  Life    Health  Life    Health  Life
Service cost - benefits earned during the period                      $1    $1        $1    $1        $2    $1
Interest cost on accumulated postretirement benefit obligations        8     1         8     1         7     1
    Net postretirement expense                                        $9    $2        $9    $2        $9    $2

    The following assumptions are used in estimating the actuarial present value
of  the  accumulated   postretirement   benefit  obligations  and  net  periodic
postretirement benefit expense:

                                         1996    1995    1994
Future compensation increases             5.0%   5.00%    5.0%
Discount rate                             7.5    7.25     8.5

    The  health  care  cost  trend  rate used to  determine  the  year-end  1996 accumulated postretirement benefit obligation was 8.5% in 1997, gradually declining to 5% in the year 2009 and thereafter.
    A 1% increase in the assumed health care cost trend rates for each future year would increase the accumulated postretirement benefit obligation by $11 million at December 31, 1996. In addition, the aggregate of the service and interest cost components of net periodic postretirement expense for 1996 would increase by $1 million.

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

    The funded status of plans with assets in excess of accumulated benefits at December 31, 1996 and 1995, is as follows:


(In millions of dollars)                                                      1996            1995
Plan assets at fair value                                                     $538           $ 492
Actuarial present value of accumulated benefit obligations -
   Vested                                                                     (322)           (323)
   Nonvested                                                                   (13)            (10)
     Total                                                                    (335)           (333)
     Plan assets in excess of accumulated benefit obligations                 $203           $ 159

Plan assets at fair value                                                     $538           $ 492
Projected benefit obligations -
   Actuarial present value of accumulated benefit obligations                 (335)           (333)
   Projected salary increases                                                  (46)            (48)
     Total                                                                    (381)           (381)
     Plan assets in excess of projected benefit obligations                    157             111
Unrecognized net asset at January 1, 1987                                      (17)            (22)
Unrecognized prior service costs                                                12              12
Unrecognized net gain                                                         (119)            (73)
     Pension prepayment at end of year                                        $ 33           $  28

    The net periodic pension credit, excluding charges of $2 million, $1 million, and $2 million in 1996, 1995, and 1994, respectively, related to the restructuring programs (see Note 12), for each of the three years ended December 31, 1996, 1995, and 1994, is summarized as follows:

(In millions of dollars)                          1996    1995    1994
Service cost - benefits earned
  during the period                                $ 9    $  8     $10
Interest cost on projected
  benefit  obligations                              27      27      24
Return on plan assets                              (70)   (115)     (6)
Net amortization and deferral                       27      71     (35)
    Net pension credit                             $(7)   $ (9)    $(7)

    The amount of benefits that can be covered by the funded plans is limited by ERISA and the Internal Revenue Code. Therefore, the company has unfunded supplemental plans designed to maintain benefits for all employees at the plan formula level and to provide senior executives with benefits equal to a specified percentage of their final average compensation. The projected benefit obligation for these unfunded plans totaled $19 million and $15 million at December 31, 1996 and 1995, respectively. To reflect the amount by which the accumulated benefit obligation exceeded the accrued pension expense for these plans, an additional liability is recorded in the Consolidated Balance Sheet at both December 31, 1996 and 1995. Offsetting is an intangible asset (see Note 7). Although not considered plan assets, a grantor trust has been established from which payments for certain of these supplemental plans are made. The trust assets totaled $12 million and $6 million at December 31, 1996 and 1995, respectively. Net periodic pension expense for these plans was $4 million for each of the years 1996, 1995, and 1994.
    The following are the assumptions used in estimating the actuarial present value of the projected benefit obligation and net periodic pension costs:

                                                  1996    1995    1994
Future compensation increases                      5.0%   5.00%    5.0%
Discount rate                                      7.5    7.25     8.5
Long-term rate of return on plan assets            9.0    9.00     9.0

18. Other Income

    Other income is as follows during each of the years in the three-year period ended December 31, 1996:

(In millions of dollars)                          1996    1995     1994
Settlements with insurance carriers                $67     $--     $ --
Gain on sale of assets                              24       2        5
Gain on sale of available-for-sale securities       23      --       --
Interest                                             9      15       20
Other                                                9      12        2
  Total                                           $132     $29     $ 27

19. Employee Stock Ownership Plan

    In 1989, the company's Board of Directors approved a leveraged Employee Stock Ownership Plan (ESOP) into which is paid the company's matching contribution for the employees' contributions to the Kerr-McGee Corporation Savings Investment Plan (SIP). Most of the company's employees are eligible to participate in both the ESOP and the SIP. Although the ESOP and the SIP are separate plans, matching contributions to the ESOP are contingent upon participants' contributions to the SIP.
    In 1989, the ESOP borrowed $125 million from a group of lending institutions and used the proceeds to purchase 2.7 million shares of the company's treasury stock. The company used the $125 million in proceeds from the sale of the stock to acquire shares of its common stock on the open market and in privately negotiated transactions. A portion of the borrowings was replaced in 1996 with sponsor financing (see the Financial Condition discussion in Management's Discussion and Analysis). The third-party borrowings are guaranteed by the company and are reflected in the Consolidated Balance Sheet as Long-Term Debt, while the sponsor financing does not appear in the company's balance sheet. Deferred compensation, representing the unallocated ESOP shares discussed in the following paragraph, is reflected as a reduction of stockholders' equity.
    The company stock acquired by the ESOP trust is held in a loan suspense account. The company's matching contribution and dividends on the shares held by the ESOP are used to repay the loans, and stock is released from the loan suspense account as the principal and interest are paid. The stock is then allocated to participants' accounts at market value as the participants' contributions are made to the SIP. Deferred compensation reflected in the company's Consolidated Balance Sheet is reduced as the ESOP loans are repaid. Long-term debt is also reduced as payments are made on the third-party financing. Dividends paid on the common stock held in participants' accounts are also used to repay the loans, and stock with a market value equal to the amount of dividends is allocated to participants' accounts.
    At December 31, 1996 and 1995, the ESOP held shares of stock allocated to participants' accounts and in the loan suspense account as follows:

(In thousands of shares)           1996    1995
Participants' accounts            1,251   1,151
Loan suspense account             1,290   1,460

    The shares allocated to participants at December 31, 1996, include approximately 14,000 shares released in January 1997. In addition, approximately 19,000 shares released during 1995 were allocated to participants in 1996.
    All ESOP shares are considered outstanding for earnings-per-share calculations. Dividends on ESOP shares are charged to retained earnings.
    Compensation expense is recognized using the cash method and is reduced for dividends paid on the ESOP shares. The company recognized ESOP-related expense of $12 million, $14 million, and $15 million in 1996, 1995, and 1994, respectively. These amounts include interest expense incurred on the third-party ESOP debt of $6 million, $8 million, and $9 million in 1996, 1995, and 1994, respectively. The company contributed $9 million, $15 million, and $14 million to the ESOP in 1996, 1995, and 1994, respectively. The cash contributions are net of $4 million for the dividends paid on the company stock held by the ESOP in each of the years 1996, 1995, and 1994.

20. Employee Stock Option Plans

    The 1987 Long Term Incentive Program authorized the issuance of shares of the company's common stock through December 31, 2002, in the form of stock options, restricted stock, or long-term performance awards. The options may be accompanied by stock appreciation rights. The plan was amended in May 1995 to restore the number of shares available to be granted to 1,000,000, bringing the total number of shares authorized to be granted through the plan to 2,740,000.
    The company's employee stock options are fixed-price options granted at the fair market value of the underlying common stock on the date of the grant. Generally, one-third of each grant vests and becomes exercisable each year over a three-year period immediately following the grant date and expires 10 years after the grant date.
    The 1984 Employee Stock Option Plan authorized the granting of options over a 10-year period for up to 1,000,000 shares of common stock and accompanying stock appreciation rights. The 1984 plan was terminated on May 3, 1988. After that date, no further options could be granted under this plan, although options and any accompanying stock appreciation rights outstanding at that time could be exercised prior to their respective expiration dates.

    Transactions during the past three years under these plans are summarized below:

                                               1987 Incentive Program          1984 Stock Option Plan
                                                   Weighted-Average               Weighted-Average
                                                     Exercise Price                 Exercise Price
                                                Options  per Option            Options  per Option
Balance outstanding December 31, 1993           859,622      $44.80             57,500      $28.62
   Options granted                              380,900       45.66                 --          --
   Options exercised                            (21,151)      38.13            (13,000)      27.06
   Options surrendered upon exercise
     of stock appreciation rights                (8,500)      43.68            (11,500)      33.38
   Options forfeited                            (32,468)      48.14                 --          --
Balance outstanding December 31, 1994         1,178,403       45.11             33,000       27.58
   Options granted                              409,000       49.31                 --          --
   Options exercised                           (206,821)      43.81             (3,000)      27.06
   Options surrendered upon exercise
     of stock appreciation rights                (6,850)      39.80            (20,000)      27.91
   Options forfeited                            (49,369)      45.87                 --          --
Balance outstanding December 31, 1995         1,324,363       46.61             10,000       27.06
   Options granted                              310,800       63.56                 --          --
   Options exercised                           (333,594)      46.40                 --          --
   Options surrendered upon exercise
     of stock appreciation rights               (48,634)      43.63            (10,000)      27.06
   Options forfeited                             (6,469)      53.00                 --          --
Balance outstanding December 31, 1996         1,246,466       50.98                 --          --

Options exercisable -
   December 31, 1994                            561,534       43.96             33,000       27.58
   December 31, 1995                            626,759       44.87             10,000       27.06
   December 31, 1996                            623,461       46.44                 --          --

    Following are the range of exercise prices, the  weighted-average  remaining
life  of  all  stock  options   outstanding   at  December  31,  1996,  and  the
weighted-average  price within each price range of those options outstanding and those options exercisable at year-end 1996.

                   Options Outstanding at December 31, 1996               Options Exercisable at December 31, 1996
                 Range of        Weighted-Average    Weighted-Average                             Weighted-Average
          Exercise Prices    Remaining Contractual     Exercise Price                               Exercise Price
Options        per Option             Life (Years)         per Option        Options                    per Option
   73,184      $32.38-$39.57                   3.6             $36.87         73,184                        $36.87
  609,996       40.81- 49.25                   6.7              45.60        402,554                         45.86
  264,186       50.56- 54.50                   7.9              53.08        138,523                         52.08
  299,100       62.13- 64.88                   9.3              63.53          9,200                         63.32
1,246,466       32.38- 64.88                   7.4              50.98        623,461                         46.44


    FAS No. 123, "Accounting for Stock-Based Compensation," prescribes a fair-value method of accounting for employee stock options under which compensation expense is measured based on the estimated fair value of stock options at the grant date and recognized over the period that the options vest. The company, however, chooses to account for its stock option plan under the optional intrinsic value method of APB No. 25, whereby no compensation expense is recognized for fixed-price stock options. Compensation cost for stock appreciation rights, which is recognized under both accounting methods, was immaterial for 1996, 1995, and 1994.
    Had compensation expense been determined in accordance with FAS No. 123, the estimated weighted-average, grant-date fair value would have been $13.17 and $14.54 per option for those options granted in 1996 and 1995, respectively, and the resulting compensation expense would have reduced net income and earnings per share as shown in the following pro forma amounts. These amounts may not be representative of compensation expense that might be expected to result in future years using the fair-value method of accounting for employee stock options, as the number of options granted in a particular year may not be indicative of the number of options granted in future years, and the fair-value method of accounting has not been applied to options granted prior to January 1, 1995.

(In millions of dollars, except per-share amounts)    1996      1995
Net Income (Loss) -
  As reported                                        $ 220    $ (31)
  Pro forma                                            218      (32)
Earnings (Loss) per Share -
  As reported                                        $4.43    $(.60)
  Pro forma                                           4.40     (.62)

    The fair value of each option granted in 1996 and 1995 was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions.

                                                      1996      1995
Expected life (years)                                  5.8      10.0
Risk-free interest rate                                6.1%      7.1%
Expected dividend yield                                3.1       3.1
Expected volatility                                   17.9      19.4

21. Discontinued Operations

    During 1995, the company disposed of substantially all of its refining and marketing operations, which had been conducted by wholly owned subsidiaries, Kerr-McGee Refining Corporation and Cato Oil and Grease Co. The 1995 gain on the sale was $2 million, net of $1 million for income taxes. The operating results of the discontinued refining and marketing operations are reported separately in the Consolidated Statement of Income. Revenues applicable to the discontinued operations totaled $1.1 billion in 1995 and $1.9 billion in 1994. All of the crude oil and refined-product inventories of the discontinued refining and marketing operations were valued using the LIFO method until sold during 1995. LIFO reserves of $12 million were reversed at the time of the sale of these inventories. The remaining net assets of the discontinued operations are not segregated in the Consolidated Balance Sheet at December 31, 1995, since the amounts are immaterial. The sales of the remaining assets were completed during 1996, and the resulting gains and losses were immaterial.

22. Stockholders' Equity

    Changes in common stock, capital in excess of par value, and treasury stock for 1996, 1995, and 1994 are as follows:

                                                               Common Stock                    Treasury Stock
                                                                               Capital in
                                                            Shares       Par    Excess of
(In millions of dollars and thousands of shares)            Issued     Value    Par Value     Shares      Cost
Balance December 31, 1993                                   53,268       $53         $308      1,613      $ 63
  Exercise of stock options and stock appreciation rights       36        --            1         --        --
  Issuance of shares for achievement awards                     --        --           --         (3)       --
Balance December 31, 1994                                   53,304        53          309      1,610        63
  Exercise of stock options and stock appreciation rights      210         1            9         --        --
  Stock purchase program                                        --        --           --        835        48
Balance December 31, 1995                                   53,514        54          318      2,445       111
  Exercise of stock options and stock appreciation rights      348        --           16         --        --
  Issuance of shares for achievement awards                     --        --           --         (3)       --
  Stock purchase program                                        --        --           --      3,127       195
Balance December 31, 1996                                   53,862       $54         $334      5,569     $ 306

    The company has 40 million shares of preferred stock without par value authorized, and none is issued.
    During 1995, the Board of Directors authorized management to purchase up to $300 million of the common stock of the company. Since the inception of the program, which the company expects to complete by mid-1997, a total of 3,962,000 shares have been acquired at a cost of $243 million.
    In  1996,   the   company's   Board  of  Directors   replaced  the  existing
stockholder-rights plan, which expired in July 1996, with a new rights plan dated July 9, 1996. Such rights were distributed as a dividend at the rate of one right for each share of the company's common stock. Generally, the rights may be redeemed at $.01 per right 10 days after a person or group acquires 15% or more of the company's common stock. After the rights are no longer redeemable, each right would then entitle the holder (other than a 15% holder) to buy the company's common stock having a market value of twice the exercise price of $215. In the event the company is acquired in a merger or other business combination transaction, each right would entitle the holder to buy, at the exercise price of $215, the number of shares of the acquiring company's common stock having a market value of twice the right's exercise price. The rights expire in July 2006.

23. Other Financial Information

    Condensed  financial   information  relating  to  the  company's  previously
unconsolidated,  wholly owned finance  subsidiary is summarized below:

(In millions of dollars)            1996    1995    1994
 Results of operations -
   Interest income                   $25     $25     $20
   Net income                          6       5       4


                                    1996    1995    1994
Financial position -
  Assets                            $367    $360    $460
  Liabilities                       (258)   (257)   (362)
    Stockholder's equity            $109    $103    $ 98

24. Reporting by Business Segments

    The company is an international energy and chemical company. The principal areas of oil and gas exploration and production are the United States, the United Kingdom sector of the North Sea, China, Southeast Asia, and prior to December 31, 1996, Canada. The company has domestic coal and chemical operations and interests in chemical operations in Western Australia and Saudi Arabia.

(In millions of dollars)                           1996        1995        1994
Sales -
   Exploration and production(1)                 $  874      $  690      $  633
   Chemicals                                        692         707         639
   Coal                                             365         353         294
   Other                                             --           4          --
        Total                                    $1,931      $1,754      $1,566
Operating profit (loss)(2) -
   Exploration and production                    $  204      $  (97)     $   74
   Chemicals                                         85         122          92
   Coal                                              75          43          45
   Other                                              7          (4)         (4)
        Total                                    $  371      $   64      $  207
Net operating profit (loss)(2) -
   Exploration and production                    $  136      $  (56)     $   49
   Chemicals                                         53          81          59
   Coal                                              57          35          34
   Other                                              5          (2)         (3)
        Total                                       251          58         139
Net interest expense                                (30)        (29)        (25)
Net nonoperating expense(2)                          (1)        (53)        (45)
Income (loss) from discontinued operations           --          (7)         21
Net income (loss)                                $  220      $  (31)     $   90
Sales -
   U.S. operations(3)                            $1,391      $1,237      $1,143
   International operations(4):
     North Sea - exploration and production         289         272         199
     China - exploration and production              25          --          --
     Canada - exploration and production             37          42          54
     Australia - chemicals                          151         158         114
     Other                                           38          45          56
                                                    540         517         423
        Total                                    $1,931      $1,754      $1,566
Operating profit (loss)(2) -
   U.S. operations                               $  256      $   (5)     $  148
   International operations:
     North Sea - exploration and production          93         108          54
     China - exploration and production               2          (5)         (2)
     Canada - exploration and production              7         (54)          8
     Australia - chemicals                            9          24           7
     Other                                            4          (4)         (8)
                                                    115          69          59
        Total                                    $  371      $   64      $  207

(1) Includes sales to the discontinued refining and marketing operations, primarily crude oil sales, of $112 million and $151 million in 1995 and 1994, respectively.
(2)  Includes unusual items.  Refer to Management's Discussion and Analysis.
(3) Includes U.S. crude oil sales to the discontinued refining and marketing operations of $105 million and $123 million in 1995 and 1994, respectively.
(4) Includes international crude oil sales to the discontinued refining and marketing operations of $7 million and $28 million in 1995 and 1994, respectively.


(In millions of dollars)                                                  1996        1995        1994
Depreciation, depletion, and amortization expense -
   Exploration and production                                           $  218      $  231      $  228
   Chemicals                                                                55          52          51
   Coal                                                                     30          29          24
   Other                                                                     4           6           9
   Discontinued operations                                                  --          16          28
        Total                                                           $  307      $  334      $  340

Cash capital expenditures -
   Exploration and production                                           $  239      $  371      $  304
   Chemicals                                                               118          69          52
   Coal                                                                     29          36          33
   Other                                                                     6           2           3
   Discontinued operations                                                  --           6          18
        Total                                                              392         484         410

Exploration expenses Petroleum exploration and production:
     Dry hole costs                                                         37          34          30
     Amortization of undeveloped leases                                      9          14          17
     Other                                                                  34          41          35
        Total                                                               80          89          82
   Minerals and other                                                        3           3           3
        Total exploration expenses                                          83          92          85
   Less - Amortization of oil and gas and minerals leases
     and other noncash expenses                                            (14)        (19)        (18)
                                                                            69          73          67
        Total cash capital expenditures and cash exploration expenses   $  461      $  557      $  477

Identifiable assets -
   Exploration and production                                           $1,667      $1,748      $1,781
   Chemicals                                                               886         802         735
   Coal                                                                    276         327         320
   Other                                                                    39          36          47
        Total                                                            2,868       2,913       2,883
Corporate assets                                                           256         261         234
Discontinued operations                                                     --          39         579
        Total                                                           $3,124      $3,213      $3,696

Identifiable assets -
   U.S. operations                                                      $1,684      $1,663      $1,642
   International operations:
     North Sea - exploration and production                                651         669         679
     China - exploration and production                                    180         149          78
     Canada - exploration and production                                    --         124         193
     Australia - chemicals                                                 268         260         257
     Other                                                                  85          48          34
                                                                         1,184       1,250       1,241
        Total                                                           $2,868      $2,913      $2,883

(In millions of dollars)                                                  1996        1995        1994
Net assets -
   U.S. operations                                                      $ 582       $  623      $  824
   International operations:
     North Sea - exploration and production                                413         409         354
     China - exploration and production                                    109         106          65
     Canada - exploration and production                                    --          44          69
     Australia - chemicals                                                 211         199         212
     Other                                                                  52          35          19
                                                                           785         793         719
        Total                                                           $1,367      $1,416      $1,543

25. Results of Operations from Crude Oil and Natural Gas Activities

    The table below presents the company's average per-unit sales price of crude oil and natural gas and production costs per barrel of oil equivalent for each of the past three years. Natural gas production has been converted to a barrel of oil equivalent based on approximate relative heating value (6 MCF equals 1 barrel).

                                           1996       1995       1994
Average sales price -
  Crude oil (per barrel)
    Domestic                             $19.36     $15.69     $14.64
    North Sea                             19.08      16.31      15.15
    China                                 19.53         --         --
    Canada                                17.69      15.21      13.39
    Other international                      --         --      14.48
      Average                             19.16      15.99      14.81

   Natural gas (per MCF)
    Domestic                               2.16       1.56       1.83
    North Sea                              2.64       2.66       2.11
    Canada                                 1.14        .85       1.37
      Average                              2.12       1.52       1.76

Production costs -
  (Per barrel of oil equivalent)
    Domestic                               3.73       3.96       4.34
    North Sea                              4.88       4.44       5.25
    China                                  6.70         --         --
    Canada                                 3.49       2.94       2.75
    Other international                      --         --       4.91
      Average                              4.21       4.02       4.47


    The results of operations from crude oil and natural gas activities for the three years ended December 31, 1996, consist of the following:

                                Gross Revenues                                                                            Results of
                        Sales to    Sales to        Production    Other               Depreciation            Income Tax Operations,
(In millions        Unaffiliated  Affiliated          (Lifting) Related  Exploration and Depletion      Asset   Expenses   Producing
(of dollars)            Entities    Entities   Total     Costs  Costs(1)  Expenses(1)     Expenses Impairment  (Benefits) Activities
1996 -
 Domestic                   $397        $ --    $397      $ 93      $21          $26          $127       $ 22       $ 35       $ 73
 North Sea                   240          --     240        64        4           36            57         --         29         50
 China                        25          --      25         9       --            6             8         --          1          1
 Canada                       32          --      32        12        1            3            15         --         --          1
 Other international          --          --      --        --       --            9            --         --         (3)        (6)
  Total crude oil
   and natural gas
    activities               694          --     694       178       26           80           207         22         62        119
 Other(2)                    180          --     180       155        1           --             1         --          6         17
    Total                   $874        $ --    $874      $333      $27          $80          $208       $ 22       $ 68       $136

1995 -
 Domestic                   $197        $ 97    $294      $ 96      $11          $59          $128       $144       $(58)      $(86)
 North Sea                   235           7     242        65        3           15            66         --         31         62
 Canada                       40          --      40        13        2            6            20         53        (17)       (37)
 Other international          --          --      --        --       --            9            --         --         (3)        (6)
  Total crude oil
   and natural gas
    activities               472         104     576       174       16           89           214        197        (47)       (67)
 Other(2)                    106           8     114        84        4           --             3          6          6         11
    Total                   $578        $112    $690      $258      $20          $89          $217       $203       $(41)      $(56)

1994 -
 Domestic                   $169        $108    $277      $ 96      $ 6          $45          $115       $ --       $  4       $ 11
 North Sea                   182          14     196        70       --           17            61         --         17         31
 Canada                       48          --      48        13        1            6            26         --          1          1
 Other international          --          14      14         5        1           14             5         --         (3)        (8)
  Total crude oil
   and natural gas
    activities               399         136     535       184        8           82           207         --         19         35
 Other(2)                     83          15      98        73        1           --             4         --          6         14
    Total                   $482        $151    $633      $257      $ 9          $82          $211       $ --       $ 25        $49

(1) Includes  restructuring  charges of $10 million  classified as Other Related
Costs in 1996 and $6 million and $1 million classified as Other Related Costs and Exploration Expenses, respectively, in 1995 (see Note 12).
(2) Includes gas marketing, gas processing plants, pipelines, and other items that do not fit the definition of crude oil and natural gas activities but have been included above to reconcile to the segment presentations.


26. Costs Incurred in Crude Oil and Natural Gas Activities

    Total expenditures, both capitalized and expensed, for crude oil and natural gas property acquisition, exploration, and development activities for the three years ended December 31, 1996, are reflected in the following table:



                                       Property
                                    Acquisition   Exploration   Development
(In millions of dollars)               Costs(1)      Costs(2)      Costs(3)
1996 -
   Domestic                                 $ 6          $ 53         $  99
   North Sea                                 --            49            21
   China                                      1            10            25
   Canada                                    --             2             5
   Other international                       --            10             5
     Total                                  $ 7          $124         $ 155
1995 -
   Domestic                                 $84          $ 64         $ 128
   North Sea                                  7            28            23
   China                                      1             4            82
   Canada                                     1             5            10
   Other international                       --             8            --
     Total                                  $93          $109         $ 243
1994 -
   Domestic                                 $43          $ 67         $ 125
   North Sea                                 --            16            39
   China                                     --             1            56
   Canada                                     1             5             9
   Other international                        3            12             2
     Total                                  $47          $101        $  231


(1) Includes $29 million and $36 million applicable to purchases of reserves in place in 1995 and 1994, respectively.
(2) Exploration costs include delay rentals, exploration staff, exploratory dry holes, dry hole and bottom hole contributions, geological and geophysical studies, costs of carrying and retaining properties, etc., plus capital expenditures, such as costs of drilling and equipping successful exploratory wells, etc.
(3) Development costs include costs incurred to obtain access to proved reserves (surveying, clearing ground, building roads, etc.), to drill and equip development wells, and to acquire, construct, and install production facilities and improved recovery systems. Development costs also include costs of developmental dry holes.

27. Capitalized Costs of Crude Oil and Natural Gas Activities

    Capitalized costs of crude oil and natural gas activities and the related reserves for depreciation, depletion, and amortization at the end of 1996 and 1995 are set forth in the table below. Not included in the amounts shown is $209 million that represents the company's proportional interest in an equity affiliate's net capitalized cost at December 31, 1996 (see Note 4).



(In millions of dollars)                                    1996           1995
Capitalized costs -
  Proved properties                                       $3,054         $3,921
  Unproved properties                                        104            173
  Other                                                       34             68
                                                           3,192          4,162
Reserves for depreciation, depletion,
  and amortization -
  Proved properties                                        1,953          2,574
  Unproved properties                                         29             62
  Other                                                       23             50
                                                           2,005          2,686
     Net capitalized costs                                $1,187         $1,476


28. Crude Oil, Condensate, and Natural Gas Net Reserves (Unaudited)

    The estimates of proved reserves have been prepared by the company's geologists and engineers. Such estimates include reserves on certain properties that are partially undeveloped and reserves that may be obtained in the future by improved recovery operations now in operation or for which successful testing has been demonstrated. The company has no proved reserves attributable to long-term supply agreements with governments or consolidated subsidiaries in which there are significant minority interests. At December 31, 1996, the company merged its North American onshore properties into an equity affiliate (see Note 4).

    The following table summarizes the changes in the estimated quantities of the company's crude oil and condensate and natural gas reserves for the three years ended December 31, 1996.




                                              Crude Oil and Condensate                                   Natural Gas
                                              (In millions of barrels)                          (In billions of cubic feet)
                                                   North                                             North
                                        Domestic     Sea   China   Canada   Other   Total  Domestic    Sea   Canada   Other   Total
Proved developed and
undeveloped reserves -
    Balance December 31, 1993                 76      81      26       13       3     199       413    184      111      --     708
      Revisions of previous estimates          5       6      --        2      --      13        36     19      (17)     --      38
      Purchases of reserves in place           1      --      --       --      --       1        16     --        1      --      17
      Sales of reserves in place              (1)     --      --       --      (2)     (3)       (1)    --       (1)     --      (2)
      Extensions, discoveries, and
        other additions                        6      --      --       --      --       6       181     --        6      --     187
      Production                             (10)    (12)     --       (2)     (1)    (25)      (77)    (4)     (18)     --     (99)
    Balance December 31, 1994                 77      75      26       13      --     191       568    199       82      --     849
      Revisions of previous estimates          2       1       4        1      --       8        (6)    --        3      --      (3)
      Purchases of reserves in place           1      --      --       --      --       1        45     --       --      --      45
      Sales of reserves in place              (5)     --      --       --      --      (5)      (31)    --       (1)     --     (32)
      Extensions, discoveries, and
        other additions                        1      --      --       --      --       1        25     --        1      --      26
      Production                             (10)    (14)     --       (2)     --     (26)      (82)    (8)     (16)     --    (106)
    Balance December 31, 1995(1)              66      62      30       12      --     170       519    191       69      --     779
      Revisions of previous estimates         12      (1)     --       (1)     --      10        (1)   (10)      (1)     --     (12)
      Purchases of reserves in place          --      --      --       --      --      --         1     --       --      --       1
      Sales of reserves in place             (10)     --      --       (1)     --     (11)      (28)    --      (18)     --     (46)
      Reserves merged into
        equity affiliate                     (16)     --      --       (9)     --     (25)     (122)    --      (41)     --    (163)
      Extensions, discoveries, and
        other additions                        3      39      --       --       7      49        27      2       --      39      68
      Production                             (11)    (11)     (2)      (1)     --     (25)      (84)   (11)      (9)     --    (104)
    Balance December 31, 1996(1)              44      89      28       --       7     168       312    172       --      39     523

    Proportional interest in
      equity affiliate's reserves
        December 31, 1996                     22      --      --        3      --      25       172     --       13      --     185

Proved developed reserves -
    December 31, 1993                         45      40      --       13       3     101       347    113      107      --     567
    December 31, 1994                         45      49      --       12      --     106       346    134       79      --     559
    December 31, 1995(1)                      45      50      --       12      --     107       329    156       65      --     550
    December 31, 1996(1)                      26      45      20       --      --      91       183    161       --      --     344
    Proportional interest in
      equity affiliate's reserves
        December 31, 1996                     20      --      --        3      --      23       164     --       13      --     177

(1) Includes 1 million barrels of oil and 3 billion cubic feet of natural gas held for sale at December 31, 1996, and 12 million barrels of oil and 57 billion cubic feet of natural gas held for sale at December 31, 1995 (see Note 11).

    The following presents the company's barrel of oil equivalent proved developed and undeveloped reserves based on approximate relative heating value
(6 MCF equals 1 barrel).

                                          North
(In millions of equivalent barrels)    Domestic          Sea        China      Canada        Other      Total
December 31, 1993                           144          112           26          32            3        317
December 31, 1994                           172          107           26          27           --        332
December 31, 1995(1)                        152           94           30          24           --        300
December 31, 1996(1)                         96          118           28          --           14        256
Proportional interest in
  equity affiliate's reserves
December 31, 1996                            51           --           --           5           --         56

(1) Includes 2 million barrels of oil equivalent and 21 million barrels of oil equivalent held for sale at December 31, 1996 and 1995, respectively (see Note
11).

29. Standardized Measure of and Reconciliation of Changes in Discounted Future Net Cash Flows (Unaudited)

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

                                                                                             Standardized         Proportional
                                                 Future                                       Measure of    Interest in Equity
                                Future      Development     Future                    10%     Discounted           Affiliate's
                                  Cash   and Production     Income   Future Net     Annual     Future Net         Standardized
(In millions of dollars)       Inflows            Costs      Taxes   Cash Flows   Discount   Cash Flows(1)             Measure
1996 -
  Domestic                      $2,217           $  435     $  552       $1,230       $411         $  819                 $336
  North Sea                      2,610              841        638        1,131        382            749                   --
  China                            658              248         95          315         91            224                   --
  Canada                            --               --         --           --         --             --                   28
  Other international              246              147         38           61         26             35                   --
    Total                       $5,731           $1,671     $1,323       $2,737       $910         $1,827                 $364

1995 -
  Domestic                      $2,320           $  910     $  350       $1,060       $339         $  721                 $ --
  North Sea                      1,494              418        328          748        254            494                   --
  China                            551              179         96          276         81            195                   --
  Canada                           295               94         61          140         54             86                   --
  Other international                2               --          1            1         --              1                   --
    Total                       $4,662           $1,601     $  836       $2,225       $728         $1,497                 $ --

1994 -
  Domestic                      $2,124           $1,013     $  257       $  854       $312         $  542                 $ --
  North Sea                      1,679              596        280          803        237            566                   --
  China                            418              193         52          173         77             96                   --
  Canada                           297               79         65          153         63             90                   --
  Other international                3               --          1            2          1              1                   --
    Total                       $4,521           $1,881     $  655       $1,985       $690         $1,295                 $ --


(1) Includes $(8) million in 1996 and $51 million in 1995 from properties held for sale (see Note 11).


    The changes in the standardized measure of future net cash flows are presented below for each of the past three years:


(In millions of dollars)                                              1996        1995        1994
Net change in sales, transfer prices, and production costs          $  847      $  451      $  250
Changes in estimated future development costs                           45        (165)        (52)
Sales and transfers less production costs                             (516)       (402)       (351)
Purchases of reserves in place                                           1          62          20
Changes due to extensions, discoveries, etc.                           474          58          97
Changes due to revisions in quantity estimates                         116          17         171
Changes due to sales of reserves in place                             (139)        (86)        (17)
Changes due to reserves merged into equity affiliate                  (511)         --          --
Current period development costs                                       155         243         231
Accretion of discount                                                  199         167         120
Changes in income taxes                                               (289)       (124)       (135)
Timing and other                                                       (52)        (19)         (1)
  Net change                                                           330         202         333
Total at beginning of year                                           1,497       1,295         962
Total at end of year                                                $1,827      $1,497      $1,295


30. Supplementary Mineral Ore Reserve and Price Data (Unaudited)

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


(In thousands of tons)                                          1996       1995       1994      1993      1992
Proved and probable (demonstrated) reserves, December 31 -
  Coal                                                       810,400    833,700    864,200   887,900   906,400
  Heavy minerals                                               5,500(1)   5,700      6,000     8,000     8,600
Production -
  Coal                                                        31,300     31,100     25,600    23,300    20,800
  Heavy minerals                                                 149        238        268       263       262
Average market price (per ton) -
  Coal                                                       $ 10.48    $ 10.12     $10.73    $13.78    $14.57
  Heavy minerals                                              142.60     104.40      85.43     69.47     77.99

(1) Represents 161 million tons of sand containing 3.4% heavy minerals in Western Australia. The percentages of valuable heavy minerals within the heavy-mineral concentrate are 4.3% rutile, 60.9% ilmenite, 3.5% leucoxene, and 11.2% zircon.

31. Quarterly Financial Information (Unaudited)

    A summary of quarterly consolidated results for 1996 and 1995 is presented below.

                                                                                   Income (Loss)
                                                                                 per Common Share
                                       Operating    Income (Loss)      Net
(In millions of dollars,                  Profit  from Continuing   Income     Continuing
  except per-share amounts)   Sales       (Loss)       Operations    (Loss)    Operations   Net Income

1996 Quarter Ended -
  March 31                   $  455         $ 85             $ 48     $ 48          $ .94        $ .94
  June 30                       470           83               51       51           1.01         1.01
  September 30                  488           89               62       62           1.27         1.27
  December 31                   518          114               59       59           1.21         1.21
    Total(1)                 $1,931         $371             $220     $220          $4.43        $4.43
1995 Quarter Ended -
  March 31                   $  452         $ 81             $ 37      $38          $ .71        $ .73
  June 30                       442           76               35       45            .68          .86
  September 30                  444         (174)            (133)    (143)         (2.56)       (2.76)
  December 31                   416           81               37       29            .70          .57
    Total(1)                 $1,754         $ 64             $(24)    $(31)         $(.47)       $(.60)

(1) Includes unusual items.  Refer to Management's Discussion and Analysis.


    The company's common stock is listed for trading on the New York Stock Exchange and was held by approximately 11,500 stockholders of record at year-end 1996. The ranges of sales prices and dividends declared during the last two years are as follows:

                                     Market Prices
                                                                     Dividends
                                1996               1995              per Share
                           High      Low      High      Low       1996     1995
Quarter Ended -
  March 31               65 3/4   59 3/8      51         44        $.41    $.38
  June 30                67 3/8   56 5/8      56 1/4     49 1/8     .41     .38
  September 30           63 3/8   55 3/4      59 7/8     53 1/8     .41     .38
  December 31            74 1/8   60 5/8      64         52 3/4     .41     .41



Six-Year Financial Summary


(In millions of dollars, except per-share amounts)   1996       1995       1994       1993       1992       1991

Summary of Net Income (Loss)
Sales                                              $1,931     $1,754     $1,566     $1,445     $1,379     $1,325
Operating costs and expenses                        1,688      1,791      1,436      1,267      1,397      1,165
Interest and debt expense                              52         61         58         45         64         77
  Total costs and expenses                          1,740      1,852      1,494      1,312      1,461      1,242
                                                      191        (98)        72        133        (82)        83
Other income                                          132         29         27         16         47         55
Provision (benefit) for income taxes                  103        (45)        30         54        (23)        53
Income (loss) from continuing operations
  before extraordinary charge and cumulative
    effect of accounting changes                      220        (24)        69         95        (12)        85
Income (loss) from discontinued operations             --         (7)        21        (18)       (14)        17
Extraordinary charge                                   --         --         --         --         (5)        --
Cumulative effect of accounting changes                --         --         --         --        (70)        --
Net income (loss)                                  $  220     $  (31)    $   90     $   77     $ (101)    $  102
Common Stock Information, per Share
Net income (loss) per common share
  Continuing operations                            $ 4.43     $ (.47)    $ 1.33     $ 1.93     $ (.25)    $ 1.75
  Discontinued operations                              --       (.13)       .41       (.36)      (.28)       .35
  Extraordinary charge                                 --         --         --         --       (.10)        --
  Cumulative effect of accounting changes              --         --         --         --      (1.45)        --
      Total                                        $ 4.43     $ (.60)    $ 1.74     $ 1.57     $(2.08)    $ 2.10
Dividends declared                                   1.64       1.55       1.52       1.52       1.52       1.50
Stockholders' equity                                28.10      27.52      29.82      29.24      27.93      31.43
Market high for the year                            74.13      64.00      51.00      56.00      46.38      46.88
Market low for the year                             55.75      44.00      40.00      41.75      35.63      35.13
Market price at year-end                           $72.00     $63.50     $46.25     $45.25     $45.00     $38.63
Shares outstanding at year-end (thousands)         48,294     51,069     51,694     51,655     48,284     48,229
Balance Sheet Information
Working capital                                    $  320     $  189     $   52     $  102     $  204     $  346
Property, plant, and equipment - net                1,948      2,210      2,489      2,446      2,351      2,224
Total assets                                        3,124      3,213      3,696      3,506      3,482      3,362
Long-term debt                                        626        632        673        590        756        886
Total debt                                            663        735        993        859        930        935
Stockholders' equity                                1,367      1,416      1,543      1,512      1,350      1,516
Cash Flow Information
Net cash provided by operating activities             645        369        356        427        275        193
Cash capital expenditures                             392        484        410        449        372        491
Dividends paid                                         83         79         78         73         73         72
Purchase of treasury stock                         $  195     $   45     $   --     $   --     $   --     $   13
Ratios and Percentage
Current ratio                                         1.7        1.3        1.1        1.1        1.3        1.6
Average price/earnings ratio                         14.7         NM       26.1       31.1         NM       19.5
Total debt to total capitalization                     33%        34%        39%        36%        41%        38%
Employees
Total wages and benefits                           $  289     $  314     $  319     $  319     $  326     $  323
Number of employees at year-end                     3,851      3,976      5,524      5,812      5,866      6,072




Six-Year Operating Summary

                                                     1996       1995       1994       1993       1992       1991
Exploration and Production
Net production of crude oil and condensate
  (thousands of barrels per day)
    Domestic                                         30.6       28.9       25.5       27.8       25.5       23.0
    North Sea                                        30.9       36.7       34.3       16.7       16.0       18.6
    China                                             3.7         --         --         --         --         --
    Canada                                            3.4        4.8        4.7        4.7        4.5        4.6
    Other international                                --         --        2.8        4.0        4.5        4.2
      Total                                          68.6       70.4       67.3       53.2       50.5       50.4
Average price of crude oil sold (per barrel)
    Domestic                                       $19.36     $15.69     $14.64     $15.76     $18.17     $19.24
    North Sea                                       19.08      16.31      15.15      15.90      18.71      19.64
    China                                           19.53         --         --         --         --         --
    Canada                                          17.69      15.21      13.39      14.65      16.24      17.36
    Other international                                --         --      14.48      14.97      17.44      16.71
      Average                                      $19.16     $15.99     $14.81     $15.64     $18.11     $19.01
Natural gas deliveries (MMCF per day)                 281        291        271        286        296        281
Average price of natural gas delivered (per MCF)   $ 2.12     $ 1.52     $ 1.76     $ 1.92     $ 1.56     $ 1.44
Net exploratory wells drilled
    Productive                                       4.91       3.71       9.61       2.22       2.59       5.63
    Dry                                              3.52       9.16       8.47      10.09       5.53       9.18
      Total                                          8.43      12.87      18.08      12.31       8.12      14.81
Net development wells drilled
    Productive                                      21.33      40.86      22.27      43.90      27.26      40.19
    Dry                                              1.04       2.95       4.63       2.33       3.05       3.04
      Total                                         22.37      43.81      26.90      46.23      30.31      43.23
Undeveloped net acreage (thousands)
    Domestic                                          265        472        499        523        620        690
    North Sea                                         428        358        363        243        184        188
    China                                             925        341        282         --         --         --
    Canada                                             --        115        154        161        184        209
    Other international                               927      1,309      1,309      1,926        217      4,092
      Total                                         2,545      2,595      2,607      2,853      1,205      5,179
Developed net acreage (thousands)
    Domestic                                          209        537        542        539        549        591
    North Sea                                          33         22         21         21         18         17
    China                                              19         19         19         19         --         --
    Canada                                             --        159        165        156        163        202
    Other international                               104         --         --         24         24         24
      Total                                           365        737        747        759        754        834
Estimated proved reserves
 (millions of equivalent barrels)                     256        300        332        317        302        301
Chemicals
Industrial and specialty chemical sales
 (thousands of tons)                                  446        445        381        331        314        263
Coal
Sales (millions of tons)                             35.3       34.5       27.5       23.5       20.8       21.9
Recoverable reserves (millions of tons)               810        834        864        888        906        775