Form 10-K, Exhibit 13
period 1997-12-31
KERR MCGEE CORP
filed 1998-03-27
CIK 55458

Management's Discussion and Analysis

Results of Consolidated Operations

    Net income (loss) and per-share amounts for each of the three years in the period ended December 31, 1997, were as follows:

(Millions of dollars,  except per-share  amounts)    1997    1996    1995
Net income (loss)                                    $194    $220    $(31)
Income from continuing operations
  excluding  special items                            184     230     137
Earnings (loss) per share -
  Net income (loss) -
      Basic                                          4.06    4.45    (.60)
      Diluted                                        4.04    4.43    (.60)
Income from continuing operations
  excluding special items -
      Basic                                          3.85    4.65    2.65
      Diluted                                        3.83    4.63    2.63

    Net income (loss) was affected by a number of special items in each of the years. In 1997, special items were principally nonoperating that increased net income by $10 million. The 1996 special items resulted in a charge to net income of $10 million and were both operating and nonoperating. In 1995, special items related primarily to the company's adoption of Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The following table reconciles income from continuing operations excluding special items to net income:

(Millions of dollars)                                1997    1996    1995
Net income from continuing operations
  excluding special items                            $184    $230    $137
                                                     ----    ----    ----
Special items, net of income taxes -
  Gains on the sale of equity securities               12      15      --
  Settlements with insurance carriers                   8      44      --
  Gains on the sale of nonstrategic oil
    and gas properties                                  4       8      --
  Net provision for environmental
    reclamation and remediation of
    inactive sites                                    (13)    (28)    (16)
  Pending/settled litigation                           (1)    (21)     --
  Asset impairment                                     --     (16)   (140)
  Restructuring                                        (1)     (7)     (4)
  Other, net                                            1      (5)     (1)
                                                     ----    ----    ----
    Total                                              10     (10)   (161)
                                                     ----    ----    ----
Loss from discontinued operations,
  net of income taxes                                  --      --      (7)
                                                     ----    ----    ----
Net income (loss)                                    $194    $220    $(31)
                                                     ====    ====    ====

    The merger of the company's North American onshore properties into Devon Energy Corporation (Devon) was effective December 31, 1996. This merger affects the comparability of the periods presented since the company's approximate 31% investment in Devon is accounted for by the equity method (see Note 4). In 1995, the company completed the sale of substantially all of its refining and marketing operations and completed the sale of the remaining assets in 1996. Therefore, all 1995 amounts related to refining and marketing are shown in the Consolidated Statement of Income as discontinued operations.
    Income from continuing operations excluding special items for 1997 declined $46 million from the prior year, due to declines in operating profit for each of the business units. Excluding special items, exploration and production operating profit for 1997 was 25% lower than the prior year, while chemical and coal results were lower by 7% and 41%, respectively. The $93 million increase in 1996 income from continuing operations excluding special items, compared with 1995, was primarily due to oil and gas exploration and production results that more than doubled the prior year's results and a 14% increase from coal operations, partially offset by a 26% decline in earnings from the chemical unit. Operating profit excluding special items was $309 million, $408 million and $298 million for 1997, 1996 and 1995, respectively.
    Following is a discussion of the major changes in various items shown in the Consolidated Statement of Income. Certain amounts for 1996 and 1995 have been reclassified to conform with the 1997 presentation (see Note 1).
    Consolidated sales from continuing operations were $1.7 billion, compared with $1.9 billion for 1996 and $1.8 billion for 1995. Sales for 1997 were less than the prior year due to lower crude oil prices and volumes, lower natural gas volumes and lower average prices for titanium dioxide pigment and coal. Primary contributors to the decline in oil and gas volumes were the merger of the North American onshore properties into Devon, divestitures of nonstrategic properties and significantly lower sales of natural gas purchased from third parties. Lower average sales prices for coal were due primarily to lower sales from the Galatia, Illinois, mine, which produces a higher-priced, higher-Btu coal than the Jacobs Ranch Mine in Wyoming. Partially offsetting these declines were higher prices for natural gas and increased pigment volumes. The increase in 1996 sales over 1995 resulted primarily from higher crude oil and natural gas prices and higher sales of purchased third-party natural gas, partially offset by declines in titanium dioxide pigment sales prices and lower crude oil volumes.
    Costs and operating expenses were $949 million, $1 billion and $960 million for 1997, 1996 and 1995, respectively. The 1997 amount was lower than the prior year, primarily due to the absence of North American onshore and divested oil and gas properties and significantly lower volumes of natural gas purchased for resale, partially offset by higher production costs for pigment. Costs and operating expenses for 1996 were higher than 1995, primarily due to increased purchases of natural gas for resale and higher feedstock and utility costs for titanium dioxide pigment.
    Following are general and administrative expenses for 1997, 1996 and 1995:

(Millions of dollars)                                1997    1996    1995
General and administrative expenses
  excluding special items                            $121    $118    $123
                                                     ----    ----    ----
Special items -
  Net provision for environmental reclamation
    and remediation of inactive sites                  20      43      27
  Pending/settled litigation                            2      29      --
  Restructuring                                         2      10       7
  Other, net                                            3       9      --
    Total                                              27      91      34
                                                     ----    ----    ----
General and administrative expenses                  $148    $209    $157
                                                     ====    ====    ====

    Net provisions for environmental reclamation and remediation of inactive sites primarily represent additional provisions established for the removal of low-level radioactive materials from the company's inactive facility and offsite areas in West Chicago, Illinois. Restructuring represents charges for the relocation of the exploration and production unit to Houston, Texas, and severance associated with the divestiture program and the Devon merger.
    Asset impairments totaled $25 million in 1996 and related principally to certain exploration and production properties in the Gulf of Mexico. This compares with $227 million in 1995, which resulted from the company's adoption of FAS 121 and the writedowns associated with the oil and gas divestiture program (see Note 11).
    Exploration costs for 1997, 1996 and 1995 were $65 million, $75 million and $82 million, respectively. Lower dry hole costs in the North Sea, offset in part by higher costs in China, were the primary reason for the reduced 1997 costs. Also contributing to the reduction was lower undeveloped lease amortization, partially offset by higher geophysical cost. In 1996, the company had lower Gulf of Mexico undeveloped lease amortization and lower geological and geophysical costs, partially offset by higher dry hole expense, compared with 1995.
    Interest and debt expense totaled $46 million in 1997, $52 million in 1996 and $61 million in 1995. Decreased debt was the principal reason for the lower 1997 expense, compared with the prior year. The decrease in 1996 expense was due to both lower debt and lower average borrowing costs.
    Other income was as follows for each of the years in the three-year period ended December 31, 1997:

(Millions of dollars)                                1997    1996    1995
Other income excluding special items                  $47     $29     $27
                                                      ---     ---     ---
Special items -
  Gains on sales of equity securities                  18      23      --
  Settlements with insurance carriers                  12      67      --
  Gains on the sale of nonstrategic
    oil and gas properties                              6      13      --
  Other, net                                            7      --       2
                                                      ---     ---     ---
    Total                                              43     103       2
                                                      ---     ---     ---
Other income                                          $90    $132     $29
                                                      ===    ====     ===

    Equity income from Devon was the primary reason for the increase in other income excluding special items for 1997 compared with the prior year. Also contributing were lower foreign currency transaction losses and higher interest income.

Pending Transactions

    The company continuously reviews each business unit in an effort to find innovative ways to maximize shareholder value through existing operations and/or new opportunities worldwide. In a strategy approved by the Board of Directors, the company's future efforts will be concentrated on oil and gas exploration and production and titanium dioxide pigments, the principal chemical business.
    The company intends to exit the coal business as announced in January 1998. The manner and timing in which the operations will be discontinued has not yet been determined. Proceeds and the gain on disposal will vary depending on the manner selected. Therefore, coal operations are not presented as discontinued operations. Presentation in future reports will depend on the ultimate method and timing of the disposal.
    Since the company has not yet determined the manner and timing of the exit from the coal business, the effect on consolidated operating profit, cash flow and liquidity is not yet determinable. Over the three-year period ended December 31, 1997, coal contributed operating profit excluding special items and net cash flow (after-tax cash flow less cash capital expenditures) of $185 million and $150 million, respectively.
    In order to focus on the pigments business, the company will dispose of its electrolytic operations. The sale of the ammonium perchlorate operation is pending and expected to close in the first half of 1998. The gain on the sale will be immaterial. In January 1998, the company signed a letter of intent to negotiate the sale of substantially all of the remaining electrolytic and specialty-chemical businesses.
    Pigment  production  capacity  will  be  significantly   expanded  with  the
acquisition of an initial 80% interest in Bayer AG's European pigment operations. The company will have the option to acquire the remaining 20% interest over a two-year period beginning in 2001. This transaction is also expected to close before June 30, 1998.
    The effect of these chemical transactions on the consolidated financial statements is expected to be initially neutral, as the near-term operating profit and cash flow from electrolytics will essentially be replaced by the European pigment operations.
    Each of these transactions are independent steps in an ongoing strategic plan. Management anticipates that these transactions will have positive long-term impacts on operating profit, cash flow and liquidity that will enhance shareholder value.

Segment Operations

    Operating profit (loss) from each of the company's segments is summarized in the following table:

(Millions of dollars)                                1997    1996    1995
Operating profit (loss) excluding
  special items -
    Exploration and production                       $178    $236    $113
    Chemicals                                          84      90     122
    Coal                                               44      75      66
    Other                                               3       7      (3)
                                                     ----    ----    ----
      Total                                           309     408     298
Special items                                          (5)    (37)   (234)
                                                     ----    ----    ----
Operating profit                                     $304    $371    $ 64
                                                     ====    ====    ====

Exploration and Production
    The company merged its North American onshore exploration and production assets into Devon effective December 31, 1996, and accounts for the investment on the equity basis. Therefore, income from Devon is not included in 1997 operating profit, and the company's proportionate interest in Devon's volumes is not included in the 1997 production and sales shown in the following table.

(Millions of dollars, except per-unit amounts)       1997    1996    1995
 Sales                                               $628    $874    $690
                                                     ====    ====    ====
 Operating profit excluding special items            $178    $236    $113
   Special items                                       (3)    (32)   (210)
                                                     ----    ----    ----
 Operating profit (loss)                             $175    $204    $(97)
                                                     ====    ====    ====
 Proprietary crude oil and condensate
   produced (thousands of barrels per day)             57      69      70
 Average price of crude oil sold
   (per barrel)                                    $18.51  $19.16  $15.99
 Proprietary  natural gas sold
   (MMCF per day)                                     184     281     291
 Average  price of natural gas sold
   (per MCF)                                       $ 2.56   $2.12   $1.52

    Special items in 1997 consisted primarily of additional costs for the unit's restructuring and relocation to Houston. The 1996 special items were $22 million for asset impairments and $10 million for restructuring, due to the December 1996 merger of the North American onshore properties into Devon and the announcement of the relocation to Houston. The 1995 special items related to FAS 121 asset impairments and writedowns associated with the program to divest nonstrategic and marginal properties and restructuring charges.
    Equity accounting for the merged properties and lower average sales prices for crude oil, partially offset by increased sales prices for natural gas and lower exploration expenses, were the primary reasons for lower 1997 operating profit excluding special items. Improvement in 1996 operating profit excluding special items, compared with 1995, resulted primarily from increases of 20% and 39% in the company's average sales prices for crude oil and natural gas, respectively, and a decrease in exploration expenses. Chemicals
    Chemical operating profit and sales were as follows. Special items in 1997 were primarily for the writeoff of obsolete equipment and in 1996 for impairments and shutdown costs for a crosstie-treating facility and the elimination of a product line at a specialty plant.

(Millions of dollars)                                1997    1996    1995
Sales                                                $760    $692    $707
                                                     ====    ====    ====
Operating profit excluding special items             $ 84    $ 90    $122
  Special items                                        (3)     (5)     --
                                                     ----    ----    ----
Operating profit                                      $81     $85    $122
                                                     ====    ====    ====

    The increase in 1997 sales, compared with 1996, was due to increased titanium dioxide pigment and ammonium perchlorate sales volumes. Partially offsetting these increases were lower average pigment prices. Although prices strengthened considerably in the last half of the year, average prices received in 1997 were less than those received in the prior year. The higher 1997 pigment volumes resulted from the completion of the expansion at the Hamilton, Mississippi, plant and a full year's production from the 1996 expansion in Western Australia. The decrease in 1996 sales from 1995 resulted from lower pigment sales prices. Operating profit in both 1997 and 1996 was also adversely affected by higher per-unit production costs for pigment than in the respective prior years.
    The company has announced plans to exit the electrolytic business and concentrate on its pigment operations. See "Pending Transactions" on page 21.

Coal
    Operating profit and sales for coal are shown in the following table. Operating profit in 1995 included a special item for FAS 121 impairments.

(Millions of dollars)                                1997    1996    1995
Sales                                                $323    $365    $353
                                                     ====    ====    ====
Operating profit excluding special items             $ 44    $ 75    $ 66
  Special items                                        --      --     (23)
                                                     ----    ----    ----
Operating profit                                     $ 44    $ 75    $ 43
                                                     ====    ====    ====

    Both operating profit and sales for the year were negatively impacted by an April 1997 underground ignition and adverse operating conditions at the Galatia, Illinois, mine. These conditions continued until the fourth quarter, resulting in fewer tons produced at Galatia and higher per-ton costs. However, operating profit benefited from lower per-ton costs and higher volumes at the Jacobs Ranch mine. Sales prices were $1.43 per ton lower on average for 1997, compared with 1996, since a higher portion of tonnage sold was the lower-priced Powder River Basin coal. Higher operating profit and sales in 1996, compared with 1995, were the result of $.12 per-ton higher average sales prices on slightly higher volumes.
    The company has announced its intention to exit the coal business. See "Pending Transactions" on page 21.

Financial Condition

(Millions of dollars)                                1997    1996    1995
Current ratio                                         1.3     1.7     1.3
Working capital                                    $  166  $  320  $  189
Total debt                                            579     663     735
Total debt less cash                                  396     542     648
Stockholders' equity                               $1,440  $1,367  $1,416
Total debt to total capitalization                     29%     33%     34%
Floating-rate debt to total debt                       11      66      64

Cash Flow
    Net cash provided by operating activities was $569 million in 1997, compared with $645 million in 1996 and $369 million in 1995.
    The decrease in 1997 resulted primarily from lower net income, lower noncash charges, higher cash environmental expenditures and lower deferred income taxes, partially offset by working capital and other changes that increased net cash provided by operating activities. Cash flow provided by operating activities in 1997 was also adversely affected by the company's merger of its North American onshore oil and gas properties into Devon, as undistributed earnings from equity affiliates represent a noncash item.
    The increase in 1996 net cash provided by operating activities, compared with 1995, was primarily attributable to the company's record net income and temporary changes in working capital and other, which decreased 1995 net cash provided by operating activities by $211 million. Although a net loss of $31 million was incurred in 1995, the special charges, totaling $260 million before income taxes, were all noncash and did not adversely affect net cash provided by operations.
    In each of the years 1997, 1996 and 1995, cash provided by operating activities was supplemented by other sources of cash that were used primarily to reduce debt and purchase the company's common stock (see Note 14). In 1997, cash available increased $21 million from the sale of equity securities, $18 million from the sale of nonstrategic and marginal exploration and production properties, $17 million from the sale of other assets and $21 million related to insurance settlements. During 1996, the company received cash proceeds of $48 million from the divestiture of nonstrategic, marginal and other exploration and production properties; $43 million related to insurance settlements; $29 million from the sale of equity securities; $13 million from the sale of the remaining refining and marketing assets; and $11 million from the sale of other assets, including the company's West Virginia coal mining operation. Proceeds from the sale of substantially all of the company's refining and marketing operations increased cash available by $419 million in 1995.
    Total debt declined to $579 million at year-end 1997 from $735 million at year-end 1995. In 1995, the company's Board of Directors authorized a stock purchase program of up to $300 million. The program was completed in August 1997. Expenditures were $60 million in 1997, $195 million in 1996 and $45 million in 1995, with a total of 4.8 million shares purchased through the program.
    On January 14, 1997, the company's Board of Directors approved an increase in the quarterly dividend payable April 1, 1997, to $.45 per share from $.41 per share. In 1995, the Board increased the quarterly dividend payable January 2, 1996, to $.41 per share from $.38 per share.

Liquidity
    The company's strong balance sheet reflects a solid working capital position and low debt to capitalization. The company's debt has been rated "A" or "A-" by various rating agencies, resulting in low debt costs. At December 31, 1997, the company's net working capital position was $166 million, a decline from the 1996 year-end position. The merger of the company's North American onshore exploration and production properties contributed to the lower working capital position since certain components of working capital were converted into the Devon equity investment. The 1996 net working capital position of $320 million was an increase of $131 million from the prior year. This increase was the result of the other cash inflows discussed previously, which were used primarily to repay short-term borrowings and fund the company's stock purchase program.
    The percentage of total debt to total capitalization was 29% at December 31, 1997, 33% at December 31, 1996, and 34% at year- end 1995. This improvement is the direct result of the company's repayment of debt, which more than offset the effect of the stock purchase program on total capitalization.
    In October 1997, the company replaced the majority of its then outstanding floating-rate debt with $300 million of fixed-rate securities. The company issued $150 million of 7.125% (effective rate 7.01%) debentures due October 15, 2027, and $150 million of 6.625% (effective rate 6.54%) notes due October 15, 2007.
    Additionally, the company and/or its subsidiaries have several revolving credit agreements. At year-end 1997, $37 million was outstanding under one of the agreements with interest payable at varying rates. At December 31, 1997, the company had unused lines of credit and revolving credit facilities of $714 million. Of this amount, $340 million and $265 million can be used to support the commercial paper borrowings of Kerr-McGee Credit Corporation and Kerr-McGee Oil (U.K.) PLC, respectively, both wholly owned subsidiaries.
    Two revolving credit agreements were amended in 1997. The $105 million revolving credit agreement between the company's wholly owned subsidiary Kerr-McGee China Petroleum Ltd. and several banks was extended to March 6, 2000. The $37 million outstanding at year-end 1997 was under this agreement. The revolving credit agreement among the company, its wholly owned subsidiary Kerr-McGee Oil (U.K.) PLC and several banks was amended from $230 million to $225 million and separated into two loan facilities. Under one arrangement, $150 million may be borrowed through April 28, 2000. Under the other, $75 million is available through April 28, 1998, with the provision that one-year extensions may be requested. Interest is payable at varying rates for all of the revolving credit agreements.
    The company finances capital expenditures through internally generated funds and various borrowings. Cash capital expenditures were $341 million in 1997, $392 million in 1996 and $484 million in 1995, a total of $1.2 billion. During this same period, $1.7 billion of net cash was provided by operating activities (exclusive of working capital and other changes), which was approximately $200 million in excess of cash capital expenditures and dividends paid during the period.
    Management anticipates that 1998 cash capital requirements, currently estimated at $520 million (including $60 million for the coal business), and the capital expenditures programs for the next several years can continue to be provided through internally generated funds and selective short-term and/or long-term borrowings.

Market Risks

    The company is exposed to a variety of market risks, including the effects of movements in foreign currency exchange rates, interest rates and certain commodity prices. The company addresses its risks through a controlled program of risk management that includes the use of derivative financial instruments. The company does not hold or issue derivative financial instruments for trading purposes. See Notes 1 and 16 to the Consolidated Financial Statements for additional discussion of the company's financial instruments and hedging activities. Foreign Currency Exchange
    The U.S. dollar is the functional currency for all of the company's operations. It is the company's intent to hedge a portion of its monetary assets, liabilities and commitments denominated in foreign currencies. Periodically, the company purchases foreign currency forward contracts to provide funds for operating and capital expenditure requirements that will be denominated in foreign currencies, primarily Australian dollars and British pounds sterling. These contracts generally have durations of less than three years. The company also enters into forward contracts to sell various foreign currencies as hedges, principally for accounts receivable generated from titanium dioxide pigment sales denominated in foreign currencies. These contracts are principally for European currencies and generally have durations of less than a year. Since these contracts qualify as hedges and correlate to currency movements, any gains or losses resulting from exchange rate changes are deferred and recognized as adjustments of the transaction when the hedged item occurs.
    At year-end 1997, the company's derivative financial instruments were comprised only of foreign currency forward contracts. Following are the notional amounts at the contract exchange rates, weighted-average contractual exchange rates and estimated fair value by contract maturity for open foreign currency contracts at year-end 1997. All amounts are U.S. dollar equivalents.

                                                                                          Dec. 31, 1997
                                                     Notional     Weighted-Average       Estimated Fair
(Millions of dollars, except average contract rate)    Amount        Contract Rate                Value
Forward contracts to purchase (sell) currencies -
  Maturing in 1998 -
    Australian dollar                                     $63                .7507                  $55
    British pound sterling                                 12               1.5897                   12
    German mark                                            (3)              1.7721                   (3)
    British pound sterling                                 (1)               .6137                   (1)
    Belgian franc                                          (1)             36.0382                   (1)
  Maturing in 1999 -
    Australian dollar                                      39                .7377                   35

Interest Rates
    The company's exposure to changes in interest rates relates primarily to long-term debt obligations. At year-end 1997, the company's long-term debt was comprised of 93% fixed-rate instruments, which minimize earnings volatility related to interest expense. The company does not currently participate in interest rate-related derivative financial instruments.
    The table below presents principal amounts and related weighted-average interest rates by maturity date for the company's long-term debt obligations. All borrowings are in U.S. dollars.

                                                                                  There-            Fair Value
(Millions of dollars)             1998      1999      2000      2001      2002     after     Total    12/31/97
Fixed-rate debt -
  Principal amount                  $2        $8       $10       $12       $10      $475      $517        $632
  Weighted-average
    interest rate                 9.49%     9.00%     9.61%     9.61%     9.61%     7.05%     7.25%
Variable-rate debt -
  Principal amount                  --        --       $37        --        --        --       $37         $37
  Weighted-average
    interest rate                   --        --      6.04%       --        --        --      6.04%

Commodity Prices
    Although no such contracts were entered into during 1997, the company has periodically used commodity futures and option contracts to hedge a portion of its crude oil and natural gas sales and natural gas purchased for operations in order to minimize the price risks associated with the production and marketing of crude oil and natural gas. These contracts generally had maturities of one year or less. Since the contracts qualified as hedges and correlated to price movements of crude oil and natural gas, any gain or loss from these contracts was explicitly deferred and recognized as part of the hedged transaction.
    In 1997, approximately 70% of the company's coal sales resulted from contracts with durations of at least three years. At year-end 1997, the average contract price was in excess of spot prices.

Other
    As a global energy and inorganic chemical company, Kerr-McGee is subject to the volatility of crude oil, natural gas and titanium dioxide pigment prices and risks associated with operations outside the United States. The company has announced its intention to concentrate on two primary businesses - oil and natural gas exploration and production and the production and marketing of titanium dioxide pigments.
    Early 1998 oil and gas prices are below those received in 1997. Company management continuously monitors the underlying global pricing fundamentals of these commodities and factors those conditions into its projections and economic forecasts. In addition, more than 15% of the company's year-end 1997 proprietary oil production was from Southeast Asia, which is in the midst of a currency crisis. The company is taking steps to provide reasonable assurance that its level of risk remains manageable, such as requiring letters of credit from buyers when management deems appropriate.
    Pigment prices have increased from 1997 levels, and the industry continues to consolidate. Management anticipates that the consolidation trends will continue in the near future and that the company's status as one of only four companies that own the preferred chloride technology, along with its low cost position, will benefit operating profit, cash flow and liquidity.

Environmental Matters

    The company's operations are subject to various environmental laws and regulations. Under these laws, the company is subject to possible obligations to remove or mitigate the effects on the environment of the disposal or release of certain chemical, petroleum or low-level radioactive substances at various sites, including sites that have been designated Superfund sites by the U.S. Environmental Protection Agency (EPA) pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), as amended. At December 31, 1997, the company had received notices that it has been named a potentially responsible party (PRP) with respect to the remediation of 16 existing EPA Superfund sites and may share liability at certain of these sites. In 1996, the company signed a Consent Decree with respect to a site at Slidell, Louisiana. In addition, the company and/or its subsidiaries have executed consent orders, operate under a license or have reached agreements to perform or have performed remediation or remedial investigations and feasibility studies on sites not included as EPA Superfund sites.
    The company does not consider the number of sites for which it has been named a PRP to be a relevant measure of liability. Because of continually changing environmental laws and regulations, the nature of the company's businesses, the large number of other PRPs, the present state of the law, which imposes joint and several liability on all PRPs under CERCLA, and pending legal proceedings, the company is uncertain as to its involvement in many of the sites. Therefore, the company is unable to reliably estimate the potential liability and the timing of future expenditures that may arise from many of these environmental sites. Reserves have been established for the remediation and reclamation of active and inactive sites where it is probable that future costs will be incurred and the liability is estimable. In 1997, $41 million was added to the reserve for active and inactive sites. At December 31, 1997, the company's reserve for these sites totaled $243 million. In addition, at year-end 1997, the company had reserves of $68 million for the future costs for the abandonment and removal of offshore well and production facilities at the end of their productive lives and $23 million for the decommissioning and reclamation of coal mining locations. In the Consolidated Balance Sheet, $251 million of the total reserve is classified as a deferred credit, and the remaining $83 million is included in current liabilities.
    Expenditures for the environmental protection and cleanup of existing sites for each of the last three years and for the three-year period ended December 31, 1997, are as follows:

(Millions of dollars)                             1997    1996    1995    Total
Charges to environmental reserves                 $ 94    $ 56    $ 61    $ 211
Recurring expenses                                  20      19      23       62
Capital expenditures                                17      15      20       52
                                                  ----     ---    ----     ----
  Total                                           $131     $90    $104     $325
                                                  ====     ===    ====     ====

    The company has not recorded in the financial statements potential reimbursements from governmental agencies or other third parties (see Notes 10 and 13). The following table reflects the company's portion of the known estimated cost of investigation and/or remediation that is probable and estimable. The table includes all EPA Superfund sites where the company has been notified it is a PRP under CERCLA and other sites for which the company believes it had some ongoing financial involvement in investigation and/or remediation at year-end 1997.


                                                                                       Total Known            Total
                                                                                         Estimated     Expenditures     Total Number
                                                                                              Cost     Through 1997  of Identifiable
Location of Site                 Stage of Investigation/Remediation                        (Millions of dollars)                PRPs
EPA Superfund sites
  Milwaukee, Wis.                Executed consent decree to remediate the site of
                                 a former wood-treating facility.  Awaiting approval
                                 of proposed remedy; installed and operating a free-
                                 product recovery system.                                     $ 19             $  7                3

  West Chicago, Ill., two sites  Began cleanup of a portion of one site in 1995, and
  outside the facility           cleanup of the second site began in 1997 (see Note 10).        43               29                1

  Slidell, La., Chicago, Ill.,
  and 11 sites individually not
  material                       Various stages of investigation/remediation.                   30               26              492
                                                                                                --               --              ---
                                                                                                92               62              496
                                                                                                                                 ===

Non-EPA Superfund sites under
consent order, license or
agreement
  West Chicago, Ill., facility   Reached agreement with the City of West Chicago.
                                 Decommissioning is in progress under State of Illinois
                                 supervision while awaiting state license amendment
                                 (see Note 10). Began shipments to a permanent
                                 disposal facility in 1994.                                    348              185

  Cleveland/Cushing, Okla.       Began cleanup in 1996.                                         48               36

  Cimarron, Okla.                Remediation is complete, and monitoring continues.             36               34
                                                                                               ---              ---
                                                                                               432              255
                                                                                               ---              ---

Non-EPA Superfund sites
individually not material                                                                      154              118
                                                                                               ---              ---
    Total for all sites                                                                       $678             $435
                                                                                              ====             ====


    Although management believes adequate reserves have been provided for environmental and all other known contingencies, it is possible, due to the previously noted uncertainties, that additional reserves could be required in the future.

Other

    The use by many existing computer systems of a two-digit year date format rather than four digits - the Year 2000 issue - impacts the company's business systems and facilities. In 1996, a formal program was initiated and a number of project teams were formed and charged with the responsibility of identifying areas of potential concern and ensuring that timely corrective actions are taken. At year-end 1997, the implementation of new or modification of existing business systems was approximately two-thirds complete, and the review of plant and facility process controls was under way. Management anticipates modification or replacement of systems will be essentially complete by year-end 1998. The company is also working with key suppliers, vendors and customers to ensure Year 2000 compliance. The ultimate outcome of the Year 2000 project cannot be guaranteed; however, the company believes that the program under way will provide a smooth transition into the year 2000 and reduces risk to a manageable level. The cost of addressing the Year 2000 issue is not material to the consolidated results of operations or financial condition of the company.
    During 1997 and early 1998, the Financial Accounting Standards Board issued several pronouncements related to financial statement disclosure that will affect the company's 1998 financial statement presentation. There will be no effect on net income as a result of these pronouncements. Following is a discussion of the new standards.
    FAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components as a part of the basic financial statements. At the beginning of 1998, the company had no significant items to be reported as other comprehensive income. However, prior years' information will be presented. The disclosures will be required for the 1998 year-end financial statements, and abbreviated information will be required for the first quarter.
    FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for determining segments and reporting information about a company's business segments in annual financial statements. Also required is selected information about operating segments in interim financial reports issued to shareholders. The company does not foresee any material change to the operating segments currently reported in Note 24, "Reporting by Business Segments." However, the financial information presented will differ. Quarterly information will be presented in the first 1998 quarter, and prior periods will be restated.
    FAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued in February 1998. This statement, effective for year-end 1998 financial statements, revises disclosures about pensions and other postretirement benefit plans. It does not change the measurement or recognition of costs associated with those plans.
    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Amounts capitalized or expensed by the company for internal-use software projects are not expected to differ materially as a result of the SOP, since the prescribed accounting treatment is fairly consistent with the company's current accounting policy. The SOP, the effect of which is to be recognized prospectively, is effective for 1999 financial statements.

Responsibility for Financial Reporting

    The company's management is responsible for the integrity and objectivity of the financial data contained in the financial statements. These financial statements have been prepared in conformity with generally accepted accounting principles appropriate under the circumstances and, where necessary, reflect informed judgments and estimates of the effects of certain events and transactions based on currently available information at the date the financial statements were prepared.
    The company's management depends on the company's system of internal accounting controls to assure itself of the reliability of the financial statements. The internal control system is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and transactions are executed in accordance with management's authorizations and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Periodic reviews are made of internal controls by the company's staff of internal auditors, and corrective action is taken if needed.
    The Board of Directors reviews and monitors financial statements through its audit committee, which is composed solely of directors who are not officers or employees of the company. The audit committee meets with the independent public accountants, internal auditors and management to review internal accounting controls, auditing and financial reporting matters.
    The independent public accountants are engaged to provide an objective and independent review of the company's financial statements and to express an opinion thereon. Their audits are conducted in accordance with generally accepted auditing standards, and their report is included below.

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Kerr-McGee Corporation:

    We have audited the accompanying consolidated balance sheet of Kerr-McGee Corporation (a Delaware corporation) and subsidiary companies as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerr-McGee Corporation and subsidiary companies as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Oklahoma City, Oklahoma,
   February 20, 1998


                                     ARTHUR ANDERSEN LLP


Consolidated Statement of Income


(Millions of dollars, except per-share amounts)                                 1997      1996       1995
Sales                                                                         $1,711    $1,931     $1,754
                                                                              ------    ------     ------
Costs and Expenses
   Costs and operating expenses                                                  949     1,016        960
   General and administrative expenses                                           148       209        157
   Depreciation and depletion                                                    263       297        304
   Asset impairment                                                               --        25        227
   Exploration, including dry holes and amortization of undeveloped leases        65        75         82
   Taxes, other than income taxes                                                 53        66         61
   Interest and debt expense                                                      46        52         61
                                                                              ------    ------     ------
        Total Costs and Expenses                                               1,524     1,740      1,852
                                                                              ------    ------     ------
                                                                                 187       191        (98)
Other Income                                                                      90       132         29
                                                                              ------    ------     ------
Income (Loss) from Continuing Operations before Income Taxes                     277       323        (69)
Provision (Benefit) for Income Taxes                                              83       103        (45)
                                                                              ------    ------     ------
Income (Loss) from Continuing Operations                                         194       220        (24)
Loss from Discontinued Operations, net of income tax benefit of $4                --        --         (7)
                                                                              ------    ------     ------
Net Income (Loss)                                                             $  194    $  220     $  (31)
                                                                              ======    ======     ======

Earnings (Loss) per Common Share
   Basic -
      Continuing operations                                                   $ 4.06    $ 4.45     $ (.47)
      Discontinued operations                                                     --        --       (.13)
                                                                              ------    ------     ------
         Total                                                                $ 4.06    $ 4.45     $ (.60)
                                                                              ======    ======     ======

   Diluted -
      Continuing operations                                                   $ 4.04    $ 4.43     $ (.47)
      Discontinued operations                                                     --        --       (.13)
                                                                              ------    ------     ------
         Total                                                                $ 4.04    $ 4.43     $ (.60)
                                                                              ======    ======     ======


Consolidated Statement of Retained Earnings
(Millions of dollars, except per-share amounts)                                 1997      1996       1995
Balance at Beginning of Year                                                  $1,348    $1,209     $1,320
   Net income (loss)                                                             194       220        (31)
   Dividends declared (per common share - $1.80 in 1997,
     $1.64 in 1996 and $1.55 in 1995)                                            (86)      (81)       (80)
                                                                              ------    ------     ------
Balance at End of Year                                                        $1,456    $1,348     $1,209
                                                                              ======    ======     ======

The accompanying notes are an integral part of these statements.


Consolidated Balance Sheet


(Millions of dollars)                                                      1997       1996
ASSETS
Current Assets
   Cash                                                                  $  183     $  121
   Accounts receivable, net of allowance for doubtful
      accounts of $5 in both 1997 and 1996                                  274        375
   Inventories                                                              172        218
   Deposits and prepaid expenses                                             60         91
                                                                         ------     ------
        Total Current Assets                                                689        805
Investments
Equity affiliates                                                           273        244
   Other assets                                                              60         74
Property, Plant and Equipment - Net                                       1,998      1,948
Deferred Charges                                                             76         53
                                                                         ------     ------
          Total Assets                                                   $3,096     $3,124
                                                                         ======     ======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                                      $  247     $  262
   Short-term borrowings                                                     25         37
   Long-term debt due within one year                                         2         --
   Taxes on income                                                           36          5
   Taxes, other than income taxes                                            17         26
   Accrued liabilities                                                      196        155
                                                                         ------     ------
        Total Current Liabilities                                           523        485
                                                                         ------     ------

Long-Term Debt                                                              552        626
                                                                         ------     ------
Deferred Credits and Reserves
   Income taxes                                                             159        131
   Other
                                                                            422        515
                                                                         ------     ------
        Total Deferred Credits and Reserves                                 581        646
                                                                         ------     ------
Stockholders' Equity
   Common stock, par value $1.00 - 150,000,000 shares
     authorized, 54,120,747 shares issued in 1997 and
     53,862,347 shares issued in 1996                                        54         54
   Capital in excess of par value                                           346        334
   Preferred stock purchase rights                                            1          1
   Retained earnings                                                      1,456      1,348
   Unrealized gain on available-for-sale securities                          --         12
   Common stock in treasury, at cost - 6,434,465 shares in 1997 and
     5,568,815 shares in 1996                                              (363)      (306)
   Deferred compensation                                                    (54)       (76)
                                                                         ------     ------
        Total Stockholders' Equity                                        1,440      1,367
                                                                         ------     ------
          Total Liabilities and Stockholders' Equity                     $3,096     $3,124
                                                                         ======     ======

The "successful efforts" method of accounting for oil and gas exploration and production activities has been followed in preparing this balance sheet.
The accompanying notes are an integral part of this balance sheet.


Consolidated Statement of Cash Flows

(Millions of dollars)                                                             1997     1996     1995
Cash Flow from Operating Activities
   Net income (loss)                                                             $ 194    $ 220    $ (31)
   Adjustments to reconcile to net cash provided by operating activities -
     Deferred income taxes                                                          36       68      (51)
     Depreciation, depletion and amortization                                      271      307      334
     Asset impairment                                                               --       25      227
     Provision for environmental reclamation and remediation of inactive sites      20       43       54
     Realized gain on available-for-sale securities                                (18)     (23)      --
     Gain on sale of refining and marketing operations, net of income taxes         --       --       (2)
     Gain on sale of exploration and production properties                          (6)     (21)      --
     Retirements and gain on sale of other assets                                   (4)      (3)      (1)
     Noncash items affecting net income                                              1       18       50
     Changes in current assets and liabilities and other, net of effects of discontinued operations sold -
          Decrease in accounts receivable                                          132       48       75
          (Increase) decrease in inventories                                        40        1       (1)
          (Increase) decrease in deposits and prepaids                              13       59      (50)
          Decrease in accounts payable and accrued liabilities                     (16)     (37)    (121)
          Increase (decrease) in taxes payable                                      31      (22)     (56)
          Other                                                                   (125)     (38)     (58)
                                                                                 -----    -----    -----
            Net cash provided by operating activities                              569      645      369
                                                                                 -----    -----    -----
Cash Flow from Investing Activities
   Capital expenditures                                                           (341)    (392)    (484)
   Proceeds from sale of available-for-sale securities                              21       29       --
   Proceeds from sale of refining and marketing operations                          --       13      419
   Proceeds from sale of exploration and production properties                      18       48       --
   Proceeds from sale of other assets                                               17       11       17
   Proceeds from sale of long-term investments                                      13       17       61
   Purchase of long-term investments                                               (14)      (6)      (8)
                                                                                 -----    -----    -----
            Net cash provided by (used in) investing activities                   (286)    (280)       5
                                                                                 -----    -----    -----
Cash Flow from Financing Activities
   Decrease in short-term borrowings                                               (12)     (57)    (218)
   Repayment of long-term debt                                                    (375)     (36)     (35)
   Issuance of long-term debt                                                      299       24       --
   Issuance of common stock                                                         12       16        9
   Dividends paid                                                                  (85)     (83)     (79)
   Purchase of treasury stock                                                      (60)    (195)     (45)
                                                                                 -----    -----    -----
            Net cash used in financing activities                                 (221)    (331)    (368)
                                                                                 -----    -----    -----

Net Increase in Cash and Cash Equivalents                                           62       34        6
Cash and Cash Equivalents at Beginning of Year                                     121       87       81
                                                                                 -----    -----    -----
Cash and Cash Equivalents at End of Year                                         $ 183    $ 121    $  87
                                                                                 =====    =====    =====

The  accompanying  notes are an integral part of this  statement.

Notes to Financial Statements

1  Significant Accounting Policies

Basis of Presentation
    The consolidated financial statements include the accounts of all subsidiary companies that are more than 50% owned and the proportionate share of joint ventures in which the company has an undivided interest. Investments in affiliated companies that are 20% to 50% owned are carried as Investments - Equity affiliates in the Consolidated Balance Sheet at cost adjusted for equity in undistributed earnings. Except for dividends, changes in equity in undistributed earnings are included in the Consolidated Statement of Income. All material intercompany transactions have been eliminated.
    In connection with the restructuring of the exploration and production operations, certain operating and exploration expenses for 1996 and 1995 have been reclassified to general and administrative expense in order to conform with the current year's presentation. This reclassification had no effect on exploration and production operating profit or consolidated net income (loss) for either period. Certain information in Note 24, "Reporting by Business Segments," and in the supplemental oil and gas information shown in Notes 25 through 29 has also been adjusted to reflect this reclassification.
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as additional information becomes known.

Foreign Currencies
    As the U.S. dollar has been adopted as the functional currency for each of the company's international operations, foreign currency transaction gains or losses are recognized in the period incurred. The company recorded net foreign currency transaction losses of $9 million in 1996. The net foreign currency transaction losses in 1997 and 1995 were immaterial.

Earnings (Loss) per Common Share
    Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period and common stock equivalents.
    The weighted-average number of shares used to compute basic earnings per share was 47,807,916 in 1997, 49,419,993 in 1996 and 51,669,285 in 1995. After
adding the dilutive effect of the conversion of options to the weighted-average number of shares outstanding, the shares used to compute diluted earnings per share were 48,000,082 in 1997 and 49,657,890 in 1996. For 1995, there was no dilution since the company incurred a loss from continuing operations.
    Not included in the calculation of the denominator for diluted earnings per share were 157,000 and 153,000 employee stock options outstanding at year-end 1997 and 1996, respectively. The inclusion of these options would have been anti-dilutive since they were not "in the money" at the end of the respective years. See Note 18, "Employee Stock Option Plans," for a discussion of transactions that occurred after year-end 1997.

Cash Equivalents
    The company considers all investments purchased with a maturity of three months or less to be cash equivalents. Cash includes time deposits, certificates of deposit and U.S. government securities, all of which totaled $132 million in 1997 and $89 million in 1996.

Inventories
    The costs of the company's product inventories are determined by the first-in, first-out (FIFO) method. Inventory carrying values include material costs, labor and indirect manufacturing expenses associated therewith. Materials and supplies are valued at average cost.

Property, Plant and Equipment
    Oil and Gas - Exploration expenses, including geological and geophysical costs, rentals and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized by field using the unit-of-production method as the oil and gas are produced.
    Undeveloped acreage costs are capitalized and amortized at rates that provide full amortization on abandonment of unproductive leases. Costs of abandoned leases are charged to the accumulated amortization accounts, and costs of productive leases are transferred to the developed property accounts.
    Other - Property, plant and equipment is stated at cost less reserves for depreciation, depletion and amortization. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized. Costs of nonproducing mineral acreage surrendered or otherwise disposed of are charged to expense at the time of disposition.
    Depreciation and Depletion - Property, plant and equipment is depreciated or depleted over its estimated life by application of the unit-of-production or the straight-line method. In arriving at rates under the unit-of-production method, the quantities of recoverable oil, gas and other minerals are established based on estimates made by the company's geologists and engineers.
    Retirements and Sales - The costs and related depreciation, depletion and amortization reserves are removed from the respective accounts upon retirement or sale of property, plant and equipment. The resulting gain or loss is included in other income.
    Interest Capitalized - The company capitalizes interest costs on major projects that require a considerable length of time to complete. Interest capitalized in 1997, 1996 and 1995 was $8 million, $9 million and $11 million, respectively.

Impairment of Long-Lived Assets
    The company adopted the provisions of Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," during the 1995 third quarter.
    Proved oil and gas properties are reviewed for impairment on a field-by-field basis when facts and circumstances indicate that their carrying amount may not be recoverable. In performing this review, future cash flows are estimated by applying estimated future oil and gas prices to estimated future production, less estimated future expenditures to develop and produce the reserves. If the sum of these estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property, an impairment loss is recognized for the excess of the carrying amount over the estimated fair value of the property. Prior to the third quarter of 1995, proved properties were evaluated on an area-of-interest basis and impaired when capitalized costs exceeded estimated future revenues, computed by applying current oil and gas prices to estimated future production, less estimated future expenditures to develop and produce the reserves.
    Chemical, coal and other assets are reviewed for impairment by asset group for which the lowest level of independent cash flows can be identified and impaired in the same manner as proved oil and gas properties. Prior to the third quarter of 1995, individual properties were written down when impairments were deemed to have occurred.
Income Taxes
    Deferred income taxes are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Site Dismantlement, Reclamation and Remediation Costs
    The company provides for the estimated cost at current prices of final reclamation and land restoration at coal mining locations and the dismantlement and removal of oil and gas production and related facilities. Such costs are accumulated over the estimated lives of the facilities by the use of the unit-of-production method. As sites of environmental concern are identified, the company assesses the existing conditions, claims and assertions, generally related to former operations, and records an estimated undiscounted liability when environmental assessments and/or remedial efforts are probable and the associated costs can be reasonably estimated.

 Gas-Balancing Arrangements
    Gas-balancing arrangements with partners in natural gas wells are accounted for by the entitlements method. At December 31, 1997 and 1996, both the quantity and dollar amount of such arrangements recorded in the Consolidated Balance Sheet were immaterial.

Lease Commitments
    The company utilizes various leased properties in its operations, principally for office space. Net lease rental expense was $15 million in 1997, $14 million in 1996 and $12 million in 1995.
    The aggregate minimum annual rentals under noncancelable leases in effect on December 31, 1997, totaled $59 million, of which $11 million is due in 1998, $9 million in 1999, $17 million in the period 2000 through 2002 and $22 million thereafter.

Employee Stock Option Plans
    The company accounts for its employee stock option plans using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees."

Futures,  Forward and Option Contracts
    The company hedges a portion of its monetary assets, liabilities and commitments denominated in foreign currencies. Periodically, the company purchases foreign currency forward contracts to provide funds for operating and capital expenditure requirements that will be denominated in foreign currencies and sells foreign currency forward contracts to convert receivables that will be paid in foreign currencies to U.S. dollars. Since these contracts qualify as hedges and correlate to currency movements, any gain or loss resulting from market changes will be offset by gains or losses on the hedged receivable, capital item or operating cost.
    In 1996 and 1995, the company also entered into foreign currency forward contracts to sell various foreign currencies in anticipation of titanium dioxide pigment sales denominated in foreign currencies. These contracts were marked-to-market with the resulting gain or loss reflected in income in the period in which the change occurred. There were no open contracts at year-end 1997. Open contracts at year-end 1996 matured between January and December 1997. Net gains and losses on these contracts in 1997, 1996 and 1995 were immaterial.
    Although no such contracts were entered into during 1997, the company has periodically used commodities futures and option contracts to hedge a portion of its crude oil and natural gas sales and natural gas purchased for operations in order to minimize the price risks associated with the production and marketing of crude oil and natural gas. These contracts generally have had maturities of one year or less. Since the contracts qualified as hedges and correlated to price movements of crude oil and natural gas, any gain or loss from these contracts was explicitly deferred and recognized as part of the hedged transaction. Prior to the sale of the refining and marketing operations, the company also hedged a portion of its refined-product sales and crude oil purchased for the refineries.
    Management of price risks must consider market conditions and availability. As these factors change, the company adjusts its hedging strategy and modifies its futures, forward and option contract positions.

2  Cash Flow Information

    Net cash provided by operating activities reflects cash payments for interest and income taxes as follows:

(Millions of dollars)          1997     1996     1995
Interest paid                   $47      $60      $68
Income taxes paid                15       17       75

    Noncash transactions not reflected in the Consolidated Statement of Cash Flows include capital expenditures for which payment will be made in the subsequent year totaling $19 million, $4 million and $24 million at year-end 1997, 1996 and 1995, respectively; transactions during 1997 associated with the assignments of interest of certain North Sea oil and gas properties; the revaluation of certain investments to fair value and transactions affecting deferred compensation associated with the Employee Stock Ownership Plan in each of the three years. See Notes 16 and 20.
    Effective December 31, 1996, the company merged its North American onshore exploration and production operations into Devon Energy Corporation (Devon) in exchange for 9,954,000 shares of Devon common stock (see Note 4). This transaction was not reflected in the Consolidated Statement of Cash Flows due to its noncash nature.
    The effect of foreign currency exchange rate fluctuations on cash and cash equivalents was immaterial.

3  Inventories

    Major categories of inventories at year-end 1997 and 1996 are:

(Millions of dollars)                            1997        1996
Chemicals and other products                     $119        $163
Materials and supplies                             48          49
Crude oil                                           5           6
                                                 ----        ----
  Total                                          $172        $218
                                                 ====        ====


4  Investments - Equity Affiliates

    At December 31, 1997 and 1996, investments in equity affiliates are as follows:

(Millions of dollars)                            1997        1996
Devon Energy Corporation                         $217        $193
Javelina Company                                   32          27
National Titanium Dioxide Company Limited          12          12
Other                                              12          12
                                                 ----        ----
  Total                                          $273        $244
                                                 ====        ====

    Effective December 31, 1996, the company merged its North American onshore exploration and production operations into Devon, a publicly traded oil and gas exploration and production company. The company received 9,954,000 shares of Devon common stock representing an ownership interest in Devon of approximately 31%. This initial investment in Devon was recorded at the value of the assets given up in accordance with APB No. 29, "Accounting for Nonmonetary Transactions." The market value of the company's investment in Devon was $383 million at December 31, 1997, based on the closing price of Devon's common stock as reported in The Wall Street Journal.
    Javelina Company and National Titanium Dioxide Company Limited represent the company's investment of 40% and 25%, respectively, in non-exploration and production joint ventures or partnerships.
    Following are financial summaries of the company's equity affiliates. Financial information related to investments that are shown as Other in the preceding table has been excluded.

(Millions of dollars)                            1997     1996     1995
Results of operations -
  Net sales(1)                                   $570     $207     $250
  Total costs and expenses                        413      183      171
  Net income                                      105       22       66
Financial position -
  Current assets                                  198      153
  Property, plant and equipment - net             990      962
  Total assets                                  1,215    1,135
  Current liabilities                             123      130
  Total liabilities                               470      484
  Stockholders' equity                            745      651

(1) Includes net sales to the company of $26 million, $44 million and $47 million for 1997, 1996 and 1995, respectively.


5  Investments - Other Assets

    Investments in other assets consist of the following at December 31, 1997 and 1996:

(Millions of dollars)                                   1997    1996
Net deferred tax asset                                   $22     $23
U.S. government obligations                               19      --
Patents                                                    6       5
Long-term notes receivable, net of $9 allowance
   for doubtful notes in both 1997 and 1996                5      17
Equity securities                                          2      24
Other                                                      6       5
                                                         ---     ---
  Total                                                  $60     $74
                                                         ===     ===


6  Property, Plant and Equipment

    Fixed assets and related  reserves by business  segment at December 31, 1997 and 1996, are as follows:
                                                                     Reserves for
                                                                    Depreciation and
                                                Gross Property         Depletion        Net Property(1)
(Millions of dollars)                             1997    1996        1997    1996       1997    1996
Exploration and production                      $2,888  $3,192      $1,677  $2,005     $1,211  $1,187
Chemicals                                        1,020     946         506     459        514     487
Coal                                               547     546         331     327        216     219
Other                                              147     153          90      98         57      55
                                                ------  ------      ------  ------     ------  ------
  Total                                         $4,602  $4,837      $2,604  $2,889     $1,998  $1,948
                                                ======  ======      ======  ======     ======  ======

(1) Includes net assets held for sale of $126 million for  chemicals at December
    31, 1997, and $9 million for exploration and production at December 31, 1996.
    The company also intends to dispose of the coal segment. See Note 11.

7  Deferred Charges

    Deferred charges are as follows at year-end 1997 and 1996:

(Millions of dollars)                                       1997        1996
Pension plan prepayment                                      $42         $33
Preoperating and startup costs                                 8           4
Intangible assets                                              6           3
Other                                                         20          13
                                                             ---         ---
  Total                                                      $76         $53
                                                             ===         ===

8  Debt

Lines of Credit and Short-Term Borrowings
    At year-end 1997, the company had available unused bank lines of credit and revolving credit facilities of $714 million. Of this amount, $340 million and $265 million can be used to support commercial paper borrowing arrangements of Kerr-McGee Credit Corporation and Kerr-McGee Oil (U.K.) PLC, respectively.
    The company has arrangements to maintain compensating balances with certain banks that provide credit. At year-end 1997, the aggregate amount of such compensating balances was immaterial, and the company was not legally restricted from withdrawing all or a portion of such balances at any time during the year.
    Short-term borrowings at year-end 1997 consisted of a note payable of $25 million (5.98% interest rate). Outstanding at year-end 1996 were notes payable totaling $15 million (5.97% average interest rate) and commercial paper totaling $22 million (5.84% average interest rate).

Long-Term Debt
    The company's policy is to classify certain borrowings under revolving credit facilities and commercial paper as long-term debt since the company has the ability under certain revolving credit agreements and the intent to maintain these obligations for longer than one year. At year-end 1997 and 1996, debt totaling $37 million and $400 million, respectively, was classified as long-term consistent with this policy.
    Long-term debt consisted of the following at year-end 1997 and 1996:

(Millions of dollars)                                                                 1997    1996
Debentures -
  7.125% Debentures due October 15, 2027 (7.01% effective rate)                       $150    $ --
  7% Debentures due November 1, 2011, net of unamortized debt discount of
    $108 million in 1997 and $111 million in 1996 (14.25% effective rate)              142     139
  8-1/2% Sinking fund debentures due June 1, 2006                                       22      34
Commercial paper                                                                        --     266
Guaranteed Debt of Employee Stock Ownership Plan -
  9.61% Series B notes due in installments through January 2, 2005                      51      51
Notes payable -
  6.625%  Notes due  October 15,  2007  (6.54%  effective  rate)                       150      --
  Variable interest rate revolving credit agreements with banks due
    March 6, 2000 (6.04% average rate at December 31, 1997)                             37     114
  Other                                                                                  2      22
                                                                                      ----    ----
                                                                                       554     626
Long-term debt due within one year                                                      (2)     --
                                                                                      ----    ----
    Total                                                                             $552    $626
                                                                                      ====    ====


    Maturities of long-term debt due after December 31, 1997, are $2 million in 1998, $8 million in 1999, $47 million in 2000, $12 million in 2001, $10 million in 2002 and $475 million thereafter.
    At year-end 1997, the company guaranteed no debt or other liabilities of its unconsolidated equity affiliates. However, at year-end 1996, the company guaranteed its ratable portion of the debt of unconsolidated equity affiliates totaling $7 million. These borrowings, which are not included in the preceding table, were paid in full by the unconsolidated equity affiliates during 1997, and the company was released as the guarantor.
    Additional information regarding the major changes in debt during the periods and unused commitments for financing is included in the Financial Condition discussion in Management's Discussion and Analysis.

9  Other Financial Information

    Condensed  financial   information  relating  to  the  company's  previously
unconsolidated,  wholly owned  finance  subsidiary  is  summarized  below:

(Millions of dollars)                      1997    1996    1995
Results of operations -
  Interest income                           $17     $25     $25
  Net income                                  4       6       5

                                           1997    1996
Financial position -
  Assets                                   $116    $367
  Liabilities                                (3)   (258)
                                           ----    ----
    Stockholder's equity                   $113    $109
                                           ====    ====

10 Contingencies

West Chicago
    In 1973, a wholly owned subsidiary, Kerr-McGee Chemical Corporation (KMCC), closed the facility located in West Chicago, Illinois, that processed thorium ores. Operations resulted in some low-level radioactive contamination at the site, and in 1979, KMCC filed a plan with the Nuclear Regulatory Commission
(NRC) to decommission the facility. The NRC transferred jurisdiction of this site to the State of Illinois (the State) in 1990. The following discusses the current status of various matters associated with the West Chicago site.
    Closed Facility - In 1994, KMCC, the City of West Chicago (the City) and the State reached agreement on Phase I of the decommissioning plan for the closed West Chicago facility, and KMCC began shipping material from the site to a licensed permanent disposal facility.
    In February 1997, KMCC executed an agreement with the City as to the terms and conditions for completing the final phase of decommissioning work, the bulk of which is expected to be completed about four to six years after receiving the necessary license amendment. The State has indicated approval of this agreement, and KMCC expects the State to issue a license amendment that will enable KMCC to complete the final phase of decommissioning work.
    In 1992, the State enacted legislation imposing an annual storage fee equal to $2 per cubic foot of byproduct material located at the closed facility. The storage fee cannot exceed $26 million per year, and any storage fee payments must be reimbursed to KMCC as decommissioning costs are incurred. KMCC has been fully reimbursed for all storage fees paid pursuant to this legislation. In June 1997, the legislation was amended to provide that future storage fee obligations are to be offset against decommissioning costs incurred but not yet reimbursed.
    Offsite Areas - The U.S. Environmental Protection Agency (EPA) has listed four areas in the vicinity of the West Chicago facility on the National Priority List that the EPA promulgates under authority of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and has designated KMCC as a potentially responsible party in these four areas. The EPA issued unilateral administrative orders for two of these areas (referred to as the residential area and Reed-Keppler Park), which require KMCC to conduct removal actions to excavate contaminated soils and ship the soils elsewhere for disposal. Without waiving any of its rights or defenses, KMCC has begun the cleanup of these two sites.
    Judicial  Proceedings  - In December  1996, a lawsuit was filed  against the company and its subsidiary, KMCC, in Illinois state court on behalf of a purported class of present and former West Chicago residents. The lawsuit seeks damages for alleged diminution in property values and the establishment of a medical monitoring fund to benefit those allegedly exposed to thorium wastes originating from the former facility. The case was removed to federal court and is being vigorously defended.
    Government Reimbursement - Pursuant to Title X of the Energy Policy Act of 1992 (Title X), the U.S. Department of Energy is obligated to reimburse KMCC for certain decommissioning and cleanup costs in recognition of the fact that much of the facility's production was dedicated to United States government contracts. Title X was amended in 1996 to increase the amount authorized to $65 million plus inflation adjustments. As of December 31, 1997, KMCC has been reimbursed approximately $40 million under Title X.

Other Matters
    The plants and facilities of the company and its subsidiaries are subject to various environmental laws and regulations. The company or its subsidiaries have been notified that they may be responsible in varying degrees for a portion of the costs to clean up certain waste disposal sites and former plant sites. As of December 31, 1997, the company's estimate for the cost to investigate and/or remediate all presently identified sites of former or current operations, based on currently known facts and circumstances, totaled $243 million, which includes $163 million for the former West Chicago facility and $14 million for the residential area and Reed-Keppler Park. Reserves have been established based on these estimates. Actual costs will be reduced by the amounts recoverable under Title X and other government programs. Expenditures from inception through December 31, 1997, totaled $435 million for currently known sites.
    In addition to the environmental issues previously discussed, the company or its subsidiaries are also a party to a number of other legal proceedings pending in various courts or agencies in which the company or a subsidiary appears as plaintiff or defendant. The ultimate costs to decommission presently known sites are difficult to estimate because of the numerous contingencies, which include continually changing laws and regulations, the nature of the company's businesses and pending legal proceedings. Actual costs could differ from those currently estimated as information becomes available for sites that are not now included in the reserve, if contamination is not as expected, or field conditions or other variables differ significantly from those that are now assumed. Therefore, it is not possible to reliably estimate the amount or timing of all future expenditures relating to environmental and other contingencies. The company provides for costs related to contingencies when a loss is probable and the amount or range of amounts is reasonably estimable. Management believes, after consultation with general counsel, that adequate reserves have been provided for all known contingencies. However, the ultimate cost will depend on the outcomes of the previously-noted uncertainties. Therefore, it is possible that additional reserves could be required in the future.

11 Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Assets to Be Held and Used
    In 1996 and 1995, certain oil and gas fields in the United States and Canada and certain coal and other assets were deemed to be impaired because the assets were not expected to recover their entire carrying value through future cash flows. The impairment loss is included in the Consolidated Statement of Income as Asset impairment and was determined as the difference between the carrying value and the estimated fair value. The fair value for these impaired assets was generally determined based on the estimated present value of future cash flows. No impairments were recognized during 1997. The impairment loss by segment for 1996 and 1995 was as follows.

(Millions of dollars)                       1996      1995
Exploration  and production                  $22       $99
Coal                                          --        23
Other                                         --         1
                                             ---      ----
  Total                                      $22      $123
                                             ===      ====

Assets to Be Disposed Of
     The company intends to withdraw from the electrolytic chemical business by mid-1998 (see Management's Discussion and Analysis). The sale of the ammonium perchlorate operations is pending, and a letter of intent to negotiate the sale of substantially all the remaining electrolytic operations has been signed. The carrying value of these assets was approximately $126 million at year-end 1997, which does not exceed fair value. The gain on the sale is expected to be immaterial.
    During 1997 the company's exploration and production operating unit completed the program to divest a number of crude oil and natural gas producing properties considered to be nonstrategic. The majority of these properties were located onshore in the United States; however, certain of these properties were located in the Gulf of Mexico, Canada and the North Sea. Net gains recognized on the sales of properties included in the divestiture program totaled $6 million in 1997 and $13 million in 1996. The divestiture program properties did not constitute a material portion of the company's year-end 1996 oil and gas reserves or oil and gas production or cash flows from operations for 1997 or 1996. At year-end 1995, these properties comprised approximately 10% of the company's oil and gas reserves, 10% of oil and gas production volumes and 5% of the company's 1995 cash flows from operations.
    As a result of the divestiture program, these nonstrategic oil and gas properties were reduced in 1995 to their estimated fair value less the cost to sell if the carrying value of the property exceeded such fair value net of the estimated cost of selling the property. The carrying value of the divestiture program properties was $172 million prior to the recognition of the impairment loss on the properties for which a loss was indicated. The impairment loss totaled $104 million and has been included in the Consolidated Statement of Income as Asset impairment. There were no subsequent revisions to the estimated fair values of these properties.
     Certain chemical facilities were closed during 1996. A $3 million impairment loss was recognized in 1996, which reduced the carrying value of the assets to nil.
    Also held for sale at December 31, 1995, were the net long-term assets totaling $5 million of a wholly owned coal mining operation in West Virginia. This sale was completed in February 1996. The gain on the sale was immaterial.
    Following are the sales and pretax income (loss) for assets to be disposed of at December 31, 1997, 1996 and 1995, as included in the Consolidated Statement of Income in each of the last three years. Any impairment loss is included in the pretax amounts.

(Millions of dollars)                      1997      1996      1995
Sales -
  Exploration and production               $ --       $42     $  64
  Chemicals                                 166       160       158
  Coal                                       --        --        18
                                           ----      ----     -----
    Total                                  $166      $202     $ 240
                                           ====      ====     =====
Income (Loss) -
  Exploration and production               $ --      $  9     $(108)
  Chemicals                                  22        17        23
  Coal                                       --        --        (7)
                                           ----      ----     -----
    Total                                  $ 22      $ 26     $ (92)
                                           ====      ====     =====

    In January 1998, the company announced that it would exit the coal business (see Management's Discussion and Analysis). The timing and method of disposal have not yet been determined; therefore, the coal segment has not been presented as a discontinued operation nor are sales and pretax income included above. See
Note 24, "Reporting by Business Segments," for coal financial information.

12 Income Taxes

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

(Millions of dollars)                   1997      1996      1995
Domestic                                $177      $216     $(125)
International                            100       107        56
                                        ----      ----     -----
    Total                               $277      $323     $ (69)
                                        ====      ====     =====

    Effective April 1, 1997, the corporate tax rate in the United Kingdom decreased from 33% to 31%. Effective January 1, 1995, the income tax rate in Australia increased from 33% to 36%. The deferred income tax liability and asset balances were adjusted to reflect these revised rates, which decreased the 1997 and 1995 international deferred provision for income taxes by $8 and $2 million, respectively. The 1997, 1996 and 1995 provision (benefit) for income taxes on income from continuing operations is summarized below:

(Millions of dollars)                   1997      1996      1995
U.S. Federal -
  Current                                $15      $ 37      $ (4)
  Deferred                                35        25       (63)
                                         ---      ----      ----
                                          50        62       (67)
                                         ---      ----      ----
International -
  Current                                 32         5         9
  Deferred                                (1)       32         9
                                         ---      ----      ----
                                          31        37        18
                                         ---      ----      ----
State                                      2         4         4
                                         ---      ----      ----
    Total                                $83      $103      $(45)
                                         ===      ====      ====

    At December 31, 1997, the net deferred tax asset includes the benefit for $80 million in net operating loss carryforwards that have no expiration dates. At December 31, 1997, the company had additional foreign net operating loss carryforwards totaling $12 million that expire in 2001. These loss carryforwards offset a portion of the foreign net deferred tax liability. Realization of net operating loss carryforwards is dependent on generating sufficient taxable income. Although realization is not assured, the company believes it is more likely than not that all of the net deferred tax asset will be realized.
    The net deferred tax asset, which is classified as Investments - Other assets in the Consolidated Balance Sheet, represents the net deferred taxes in certain foreign jurisdictions. Deferred tax liabilities and assets at December 31, 1997 and 1996, are composed of the following:

(Millions of dollars)                           1997     1996
Net deferred tax liability -
  Accelerated depreciation                      $240     $259
  Exploration and development                     72       65
  Undistributed earnings of foreign
    subsidiaries                                  28       23
  Postretirement benefits                        (47)     (46)
  Dismantlement, reclamation, remediation
    and other reserves                           (69)    (113)
  Foreign operating loss carryforward             (4)     (10)
  Other                                          (61)     (47)
                                                ----     ----
                                                 159      131
                                                ----     ----
Net deferred tax asset -
  Accelerated depreciation                        13       16
  Foreign operating loss carryforward            (29)     (36)
  Other                                           (6)      (3)
                                                ----     ----
                                                 (22)     (23)
                                                ----     ----
        Total                                   $137     $108
                                                ====     ====

    In the following table, the U.S. Federal income tax rate is reconciled to the company's effective tax rates for income from continuing operations as reflected in the Consolidated Statement of Income.

                                                    1997     1996     1995
U.S. statutory rate                                 35.0%    35.0%   (35.0)%
  Increases (decreases) resulting from -
    Statutory depletion in excess
      of cost depletion                             (1.5)    (2.6)   (10.4)
    Taxation of foreign  operations                  2.1       .9     (2.0)
    State income taxes                               1.2       .9     (2.2)
    Adjustment of prior years' accruals             (1.6)      .2     (2.0)
    Federal income tax credits                        --      (.2)    (4.1)
    Dividends paid on Employee
      Stock Ownership Plan                           (.6)     (.5)    (2.0)
    Foreign equity income                             --       --     (2.6)
    Contribution of appreciated
      equity securities                              (.4)    (1.4)      --
    Adjustment of deferred tax balances
      due to tax rate changes                       (2.9)      --     (3.1)
    Other - net                                     (1.3)     (.4)    (1.6)
                                                    ----     ----    -----
        Total                                       30.0%    31.9%   (65.0)%
                                                    ====     ====    =====

    The Internal Revenue Service has examined the company's Federal income tax returns for all years through 1994, and the years have been closed through 1992, except for a refund claim pending for the years 1984-1992. The company believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

13 Other Deferred Credits and Reserves

    Other deferred credits and reserves consist of the following at year-end 1997 and 1996:

(Millions of dollars)                            1997        1996
Reserves for site dismantlement,
  reclamation and remediation                    $251        $345
Postretirement benefit obligations                120         117
Other                                              51          53
                                                 ----        ----
      Total                                      $422        $515
                                                 ====        ====

    The company provided for environmental reclamation and remediation of former plant sites, net of reimbursements received, during each of the years 1997, 1996 and 1995 as follows:

(Millions of dollars)                            1997     1996     1995
Provision, net of reimbursements                  $18      $43      $54
Reimbursements received                            12       10       11

    The reimbursements, which pertain to the former facility in West Chicago, Illinois, were received pursuant to the Energy Policy Act of 1992 (see Note 10). An additional $49 million was provided in 1995 for refining and marketing-related sites and included in the discontinued operations (see Note
21).

14 Stockholders' Equity

    Changes in common stock, capital in excess of par value and treasury stock for 1997, 1996 and 1995 are as follows:

                                                                  Common Stock                     Treasury Stock
                                                                                    Capital in
                                                                 Shares       Par    Excess of
(Millions of dollars and thousands of shares)                    Issued     Value    Par Value     Shares      Cost
Balance December 31, 1994                                        53,304       $53         $309      1,610      $ 63
  Exercise of stock options and stock appreciation rights           210         1            9         --        --
  Stock purchase program                                             --        --           --        835        48
                                                                 ------       ---         ----      -----      ----
Balance December 31, 1995                                        53,514        54          318      2,445       111
  Exercise of stock options and stock appreciation rights           348        --           16         --        --
  Issuance of shares for achievement awards                          --        --           --         (3)       --
  Stock purchase program                                             --        --           --      3,127       195
                                                                 ------       ---         ----      -----      ----
Balance December 31, 1996                                        53,862        54          334      5,569       306
  Exercise of stock options and stock appreciation rights           259        --           12         --        --
  Issuance of shares for achievement awards                          --        --           --         (2)       --
  Stock purchase program                                             --        --           --        867        57
                                                                 ------       ---         ----      -----      ----
Balance December 31, 1997                                        54,121       $54         $346      6,434      $363
                                                                 ======       ===         ====      =====      ====

    The company has 40 million shares of preferred stock without par value authorized, and none is issued.
    During 1995, the Board of Directors authorized management to purchase up to $300 million of the common stock of the company. The program was completed in August 1997 with a total of 4,829,000 shares acquired at a cost of $300 million.
    In  1996,   the   company's   Board  of  Directors   replaced  the  existing
stockholder-rights plan, which expired in July 1996, with a new rights plan dated July 9, 1996. Such rights were distributed as a dividend at the rate of one right for each share of the company's common stock. Generally, the rights become exercisable the earlier of 10 days after a public announcement that a person or group has acquired, or a tender offer has been made for, 15% or more of the company's then-outstanding stock. If either of these events occur, each right would entitle the holder (other than the 15% holder) to buy the number of shares of the company's common stock having a market value two times the exercise price. The exercise price is $215. Generally, the rights may be redeemed at $.01 per right until a person or group has acquired 15% or more of the company's stock. The rights expire in July 2006.

15 Other Income

    Other income is as follows during each of the years in the three-year period ended December 31, 1997:

(Millions of dollars)                            1997     1996     1995
Income from unconsolidated affiliates             $32     $ 14      $12
Gain on sale of available-for-sale securities      18       23       --
Settlements with insurance carriers                12       67       --
Interest                                           12        9       15
Gain on sale of assets                             10       24        2
Other                                               6       (5)      --
                                                  ---     ----      ---
   Total                                          $90     $132      $29
                                                  ===     ====      ===


16 Financial Instruments and Hedging Activities

Investments in Certain Debt and Equity Securities
    The company has certain investments that are considered to be available for sale. These financial instruments are carried in the Consolidated Balance Sheet at fair value, which is based on quoted market prices. The company held no securities classified as held to maturity or trading at December 31, 1997 and 1996. At December 31, 1997 and 1996, available-for-sale securities for which fair value can be estimated were as follows:

                                                     1997                               1996
                                             Fair           Gross Unrealized    Fair           Gross Unrealized
(Millions of dollars)                       Value    Cost      Holding Gains   Value    Cost      Holding Gains
U.S. government obligations -
  Maturing within one year                    $ 8     $ 8                $--     $26     $26                $--
  Maturing between one year and four years     19      19                 --      --      --                 --
  Equity securities                            --      --                 --      22       3                 19
                                              ---     ---                ---     ---     ---                ---
    Total                                     $27     $27                $--     $48     $29                $19
                                              ===     ===                ===     ===     ===                ===

    U.S. government obligations are carried in the Consolidated Balance Sheet as Current Assets or as Investments - Other assets, depending upon their maturity. Equity securities are carried as Investments - Other assets.
    During 1997 and 1996, the company sold available-for-sale equity securities. Proceeds from the sales totaled $21 million in 1997 and $29 million in 1996. The average cost of the securities was used in the determination of the realized gains, which totaled $18 million in 1997 and $23 million in 1996 before income taxes. Also during 1997 and 1996, the company donated a portion of its available-for-sale equity securities to Kerr-McGee Foundation Corporation, a tax-exempt entity whose purpose is to contribute to not-for-profit organizations. The fair value of these donated shares totaled $3 million in 1997 and $16 million in 1996, which included appreciation of $3 million and $13 million before income taxes, respectively.
    The change in unrealized holding gains, net of income taxes, as shown in the separate component of stockholders' equity during the three-year period ended December 31, 1997, is as follows:

(Millions of dollars)                          1997       1996       1995
Beginning balance                               $12        $26        $12
  Net unrealized holding gains                    2          9         14
  Net realized gains                            (12)       (15)        --
  Net appreciation of donated securities         (2)        (8)        --
                                                ---        ---        ---
Ending balance                                  $--        $12        $26
                                                ===        ===        ===

Financial Instruments for Other than Trading Purposes
    In addition to the investments previously discussed, the company holds or issues financial instruments for other than trading purposes. At December 31, 1997 and 1996, the carrying amount and estimated fair value of such financial instruments for which fair value can be determined are as follows:

                                       1997                    1996
                               Carrying    Fair        Carrying    Fair
(Millions of dollars)            Amount   Value          Amount   Value
Cash and cash
  equivalents                      $183    $183            $121    $121
Long-term notes
  receivable                          5       5              17      17
Contracts to sell
  foreign currencies                 --       8              13      33
Contracts to purchase
  foreign currencies                 --     102              --      29
Short-term borrowings                25      25              37      37
Total long-term debt                554     669             626     737

    The carrying amount of cash and cash equivalents approximates fair value of those instruments due to their short maturity. The fair value of notes receivable is based on discounted cash flows or the fair value of the note's collateral. The fair value of the company's short-term and long-term debt is based on the quoted market prices for the same or similar debt issues or on the current rates offered to the company for debt with the same remaining maturity. The fair value of foreign currency forward contracts represents the aggregate replacement cost based on financial institutions' quotes. Hedging Activities
    Most of the company's foreign currency contracts are hedges principally for chemicals' accounts receivable generated from titanium dioxide pigment sales denominated in foreign currencies ($65 million hedged in 1997 and $68 million in
1996) and the operating costs and capital expenditures of international chemical operations ($50 million hedged in 1997 and $28 million in 1996). The purpose of these foreign currency hedging activities is to protect the company from the risk that the eventual U.S. dollar amounts from sales to foreign customers and purchases from foreign suppliers could be adversely affected by changes in foreign currency exchange rates. The company recognized net foreign currency hedging gains of $4 million in 1997, $3 million in 1996 and $8 million in 1995.
    At December 31, 1997, the company had foreign currency contracts maturing between January 1998 and December 1999 to purchase $137 million Australian and 8 million British pounds sterling for $102 million and $12 million, respectively. Additionally, at December 31, 1997, the company had contracts to sell for $8 million various foreign currencies, principally European, which mature between January and April 1998. At December 31, 1996, the company had foreign currency contracts that matured between January and December 1997 to purchase $36 million Australian for $25 million. Additionally, at December 31, 1996, the company had contracts to sell for $34 million various foreign currencies, principally European, which matured between January and December 1997. This included contracts totaling $14 million for anticipated pigment sales that were marked-to-market. Net unrealized losses on foreign currency contracts totaled $13 million at year-end 1997. Net unrealized gains on foreign currency contracts totaled $4 million at year-end 1996 and $3 million at year-end 1995.
    Although no oil or natural gas futures or option contracts were entered into during 1997, the company has periodically used these types of contracts to reduce the effect of the price volatility of crude oil, natural gas and, prior to the sale of the refining and marketing operations, refined products. The futures contracts permitted settlement by delivery of commodities.
    During 1996, the company sold forward 10 million barrels of crude oil and 37 billion cubic feet of natural gas representing approximately 40% and 36% of its worldwide crude oil and natural gas production, respectively. Net hedging losses on crude oil and natural gas recognized in 1996 totaled $37 million. The effect of the losses was to reduce the company's 1996 average gross margin for crude oil and natural gas by $1.04 per barrel and $.11 per MCF, respectively. At year-end 1996, there were no open crude oil or natural gas contracts.
    During 1995, the company sold forward 13 million barrels of crude oil and 19 billion cubic feet of natural gas representing approximately 49% and 18% of its worldwide crude oil and natural gas production, respectively, and 35% of the refined-product sales of the discontinued refining and marketing operations. Hedging gains and losses recognized for 1995 were immaterial. At year-end 1995, open crude oil and natural gas contracts had an aggregate value of $151 million, and the unrecognized loss on these contracts totaled $14 million.
    Contract amounts do not quantify risk or represent assets or liabilities of the company but are used in the calculation of cash settlements under the contracts. These financial instruments limit the company's market risks, are with major financial institutions, expose the company to credit risks and may at times be concentrated with certain institutions or groups of institutions. However, the credit worthiness of these institutions is subject to continuing review, and full performance is anticipated. Additional information regarding market risk is included in the quantitative and qualitative disclosure in Management's Discussion and Analysis.
    Year-end hedge positions and activities during a particular year are not necessarily indicative of future activities and results.

17 Taxes, Other than Income Taxes

    Taxes, other than income taxes, during the years ended December 31, 1997, 1996 and 1995, are composed of the following:

(Millions of dollars)                      1997       1996       1995
Production/severance                        $19        $25        $22
Payroll                                      16         15         14
Property                                      5         10         10
Other                                        13         16         15
                                            ---        ---        ---
    Total                                   $53        $66        $61
                                            ===        ===        ===

18 Employee Stock Option Plans

    The 1987 Long Term Incentive Program (1987 Program) authorized the issuance of shares of the company's common stock through December 31, 2002, in the form of stock options, restricted stock or long-term performance awards. The options may be accompanied by stock appreciation rights. The 1987 Program was amended in May 1995 to restore the number of shares available to be granted to 1,000,000, bringing the total number of shares authorized to be granted through the program to 2,740,000.
    The company's employee stock options are fixed-price options granted at the fair market value of the underlying common stock on the date of the grant.
Generally, one-third of each grant vests and becomes exercisable over a three-year period immediately following the grant date and expires 10 years after the grant date.
    The 1984 Employee Stock Option Plan authorized the granting of options over a 10-year period for up to 1,000,000 shares of common stock and accompanying stock appreciation rights. The 1984 plan was terminated on May 3, 1988. After that date, no further options could be granted under this plan, although options and any accompanying stock appreciation rights outstanding at that time could be exercised prior to their respective expiration dates.
    Transactions during the past three years under these plans are summarized below:

                                                1987 Incentive Program               1984 Stock Option Plan
                                                        Weighted-Average                    Weighted-Average
                                                          Exercise Price                      Exercise Price
                                                Options       per Option            Options       per Option
Balance outstanding December 31, 1994         1,178,403           $45.11             33,000           $27.58
   Options granted                              409,000            49.31                 --               --
   Options exercised                           (206,821)           43.81             (3,000)           27.06
Options surrendered upon exercise
of stock appreciation rights                     (6,850)           39.80            (20,000)           27.91
   Options forfeited                            (49,369)           45.87                 --               --
                                              ---------                             -------
Balance outstanding December 31, 1995         1,324,363            46.61             10,000            27.06
   Options granted                              310,800            63.56                 --               --
   Options exercised                           (333,594)           46.40                 --               --
   Options surrendered upon exercise
of stock appreciation rights                    (48,634)           43.63            (10,000)           27.06
   Options forfeited                             (6,469)           53.00                 --               --
                                              ---------                             -------
Balance outstanding December 31, 1996         1,246,466            50.98                 --               --
   Options granted                              325,200            68.90                 --               --
   Options exercised                           (256,986)           45.93                 --               --
   Options surrendered upon exercise
of stock appreciation rights                     (5,000)           32.38                 --               --
   Options forfeited                             (6,703)           57.46                 --               --
   Options expired                                 (400)           54.06                 --               --
                                              ---------                             -------
Balance outstanding December 31, 1997         1,302,577            56.48                 --               --
                                              =========                             =======

Options exercisable -
   December 31, 1995                            626,759            44.87             10,000            27.06
   December 31, 1996                            623,461            46.44                 --               --
   December 31, 1997                            750,894            50.87                 --               --

    Following is the range of exercise prices and weighted-average remaining life of all stock options outstanding at December 31, 1997, and the weighted-average price within each price range of those options outstanding and those options exercisable at year-end 1997.

            Options Outstanding at December 31, 1997               Options Exercisable at December 31, 1997
                    Range of   Weighted-Average   Weighted-Average                         Weighted-Average
             Exercise Prices          Remaining     Exercise Price                           Exercise Price
  Options         per Option   Contractual Life         per Option         Options               per Option
   38,900      $32.38-$39.57                2.7             $38.00          38,900                   $38.00
  418,518       40.81- 49.25                5.6              45.49         385,183                    45.56
  230,657       50.56- 54.50                6.9              53.14         170,169                    52.77
  457,502       61.00- 64.88                8.7              63.96         138,642                    63.96
  157,000       73.50- 73.50                9.0              73.50          18,000                    73.50
  -------                                                                   ------
1,302,577       32.38- 73.50                7.2              56.48         750,894                    50.87
=========                                                                  =======

    FAS No. 123, "Accounting for Stock-Based Compensation," prescribes a fair-value method of accounting for employee stock options under which compensation expense is measured based on the estimated fair value of stock options at the grant date and recognized over the period that the options vest. The company, however, chooses to account for its stock option plan under the optional intrinsic value method of APB No. 25, "Accounting for Stock Issued to Employees," whereby no compensation expense is recognized for fixed-price stock options. Compensation cost for stock appreciation rights, which is recognized under both accounting methods, was immaterial for 1997, 1996 and 1995.
    Had compensation expense been determined in accordance with FAS No. 123, the estimated weighted-average, grant-date fair value would have been $14.37, $13.17 and $14.54 per option for those options granted in 1997, 1996 and 1995, respectively. Use of the fair-value method of accounting for employee stock options would result in net income and earnings per share that are not materially different from the amounts reported in the financial statements. This may not be representative of compensation expense that might be expected to result in future years using the fair-value method of accounting for employee stock options, as the number of options granted in a particular year may not be indicative of the number of options granted in future years, and the fair-value method of accounting has not been applied to options granted prior to January 1, 1995.
    The fair value of each option granted in 1997, 1996 and 1995 was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions.

                                    1997      1996     1995
Expected life (years)                5.8       5.8     10.0
Risk-free interest rate              6.3%      6.1%     7.1%
Expected dividend yield              3.1       3.1      3.1
Expected volatility                 17.5      17.9     19.4

    The number of the company's common shares issued upon exercise of options after year-end 1997 was not material.
    In January 1998, the Board of Directors approved a broad-based stock option plan (BSOP) that provides for the granting of options to purchase the company's common stock to all full-time employees, except officers. A total of 1,500,000 shares of common stock is authorized to be issued under the BSOP, and approximately 465,000 options were granted in January 1998.
    The Board of Directors, subject to stockholder ratification, also approved the 1998 Long Term Incentive Plan (the 1998 Plan) to be effective January 1, 1998. This plan provides for the granting of options, restricted stock and other awards to key employees. Stock appreciation rights may be associated with the options. A total of 2,300,000 shares of the company's common stock is authorized to be issued under the 1998 Plan, and in January 1998, 185,000 options were granted. These options will be granted under the 1987 Program if the 1998 Plan is not ratified by the stockholders.
    The 1987 Program will terminate upon stockholder ratification of the 1998 Plan. No further options can be granted under the 1987 Program after its termination, although options and any accompanying stock appreciation rights outstanding at that time may be exercised prior to their respective expiration dates.
    Options under either the BSOP or the 1998 Plan are granted at prices equal to the fair market value of the underlying common stock at the time of grant.
    Also in January 1998, the Board of Directors approved provisions to amend and restate the Executive Deferred Compensation Plan (EDCP). The amendment of the EDCP adds the company's common stock as an investment alternative, allows stock option gains to be deferred pretax and implements certain administrative changes. A total of 500,000 shares of common stock is authorized to be issued through the EDCP and periodically transferred from the company's treasury stock or purchased in open-market transactions.
    Earnings per share for 1997 would have been lower had these plans been in existence and had shares been transferred to the EDCP prior to year-end 1997 or if any options granted under the BSOP or the 1998 Plan had been "in the money" at year-end. The impact on basic and diluted earnings per share would have been dependent on the number of shares transferred to the EDCP, while diluted earnings per share would have been further impacted by the number of incremental shares included in the denominator of the diluted earnings-per-share computation.

19 Restructuring Charges

    Restructuring of the exploration and production operating unit continued during 1997 with the relocation of the unit to Houston, Texas. This, in conjunction with the unit's merger of its North American onshore properties into Devon (see Note 4) and the 1995 reorganization, resulted in approximately 300 employees terminating their employment, most of whom were terminated by year-end 1997.
    During the three-year period ended December 31, 1997, the company accrued a total of $19 million for the cost of special termination benefits for retiring employees to be paid from retirement plan assets, future compensation, relocation, lease cancellation and outplacement. The $2 million reserve at December 31, 1997, primarily represents remaining severance costs, which are expected to be paid and charged to the reserve during 1998. The accruals, expenditures and reserve balances are set forth below:

(Millions of dollars)                                 1997       1996
 Beginning balance                                     $10        $ 5
   Accruals                                              2         10
   Retirement benefits to be paid from plan assets      --         (2)
   Payments                                            (10)        (3)
                                                       ---        ---
Ending balance                                         $ 2        $10
                                                       ===        ===

20 Employee Stock Ownership Plan

    In 1989, the company's Board of Directors approved a leveraged Employee Stock Ownership Plan (ESOP) into which is paid the company's matching contribution for the employees' contributions to the Kerr-McGee Corporation Savings Investment Plan (SIP). Most of the company's employees are eligible to participate in both the ESOP and the SIP. Although the ESOP and the SIP are separate plans, matching contributions to the ESOP are contingent upon participants' contributions to the SIP.
    In 1989, the ESOP trust borrowed $125 million from a group of lending institutions and used the proceeds to purchase 2.7 million shares of the company's treasury stock. The company used the $125 million in proceeds from the sale of the stock to acquire shares of its common stock in open-market and privately negotiated transactions. In 1996, a portion of the third-party borrowings was replaced with a note payable to the company (sponsor financing). The third-party borrowings are guaranteed by the company and are reflected in the Consolidated Balance Sheet as Long-Term Debt, while the sponsor financing does not appear in the company's balance sheet. Deferred compensation, representing the unallocated ESOP shares discussed in the following paragraph, is reflected as a reduction of stockholders' equity.
    The company stock acquired by the ESOP trust is held in a loan suspense account. The company's matching contribution and dividends on the shares held by the ESOP trust are used to repay the loan, and stock is released from the loan suspense account as the principal and interest are paid. The stock is then allocated to participants' accounts at market value as the participants' contributions are made to the SIP. Deferred compensation reflected in the company's Consolidated Balance Sheet is reduced as shares are allocated to participants' accounts. Long-term debt is reduced as payments are made on the third-party financing. Dividends paid on the common stock held in participants' accounts are also used to repay the loans, and stock with a market value equal to the amount of dividends is allocated to participants' accounts.
    At December 31, 1997 and 1996, the ESOP trust held shares of stock allocated to participants' accounts and in the loan suspense account as follows:

(Thousands of shares)                   1997      1996
Participants' accounts                 1,343     1,251
Loan suspense account                  1,110     1,290

    The shares allocated to participants at December 31, 1997, included approximately 15,000 shares released in January 1998. The shares allocated to participants at December 31, 1996, included approximately 14,000 shares released in January 1997.
    All ESOP shares are considered outstanding for earnings-per-share calculations. Dividends on ESOP shares are charged to retained earnings.
    Compensation expense is recognized using the cost method and is reduced for dividends paid on the unallocated ESOP shares. The company recognized ESOP-related expense of $10 million, $12 million and $14 million in 1997, 1996 and 1995, respectively. These amounts include interest expense incurred on the third-party ESOP debt of $5 million, $6 million and $8 million in 1997, 1996 and 1995, respectively. The company contributed $1 million, $9 million and $15 million to the ESOP in 1997, 1996 and 1995, respectively. The cash contributions are net of $4 million for the dividends paid on the company stock held by the ESOP trust in each of the years 1997, 1996 and 1995.

21 Discontinued Operations

    During 1995, the company disposed of substantially all of its refining and marketing operations, which had been conducted by wholly owned subsidiaries, Kerr-McGee Refining Corporation and Cato Oil and Grease Co. The 1995 gain on the sale was $2 million, net of $1 million for income taxes. The operating results of the discontinued refining and marketing operations are reported separately in the Consolidated Statement of Income. Revenues applicable to the discontinued operations totaled $1.1 billion in 1995. All of the crude oil and refined-product inventories of the discontinued refining and marketing operations were valued using the last-in, first-out (LIFO) method until sold during 1995. LIFO reserves of $12 million were reversed at the time of the sale of these inventories. The sales of the remaining assets were completed during 1996, and the resulting gains and losses were immaterial.

22 Postretirement Benefits

    The company sponsors contributory plans to provide certain health care and life insurance benefits for retired employees. Substantially all the company's employees may become eligible for these benefits if they reach retirement age while working for the company; however, benefits available and costs to individual employees vary depending on the employee's date of retirement and date of employment with the company.
    At December 31, 1997 and 1996, the actuarial and recorded liabilities for postretirement benefits, none of which has been funded, are as follows:

                                                                    1997                 1996
(Millions of dollars)                                         Health     Life      Health     Life
Actuarial present value of accumulated
  postretirement benefit obligations -
    Retirees                                                   $ (77)    $(19)       $(69)    $(18)
    Fully eligible active participants                            (9)      (2)        (11)      (1)
    Other active participants                                    (21)      (3)        (18)      (4)
                                                               -----     ----        ----     ----
      Total                                                     (107)     (24)        (98)     (23)
Unrecognized net (gain) loss                                       6       (3)         --       (4)
                                                               -----     ----        ----     ----
       Accrued postretirement expense                          $(101)    $(27)       $(98)    $(27)
                                                               =====     ====        ====     ====

    For the years ended December 31, 1997, 1996 and 1995, the components of net periodic expense for postretirement benefits were as follows:

                                                                    1997           1996            1995
(Millions of dollars)                                           Health  Life    Health  Life    Health Life
Service cost - benefits earned during the period                    $1    $1        $1    $1        $1   $1
Interest cost on accumulated postretirement benefit obligations      8     1         8     1         8    1
                                                                    --    --        --    --        --   --
    Net postretirement expense                                      $9    $2        $9    $2        $9   $2
                                                                    ==    ==        ==    ==        ==   ==

    The following assumptions were used in estimating the actuarial present value of the accumulated postretirement benefit obligations and net periodic postretirement benefit expense:

                                              1997     1996     1995
Future compensation increases                  5.0%     5.0%    5.00%
Discount rate                                  7.0      7.5     7.25

    The health care cost trend rate used to determine the year-end 1997 accumulated postretirement benefit obligation was 8% in 1998, gradually declining to 5% in the year 2009 and thereafter.
    A 1% increase in the assumed health care cost trend rate for each future year would increase the accumulated postretirement benefit obligation by $13 million at December 31, 1997. In addition, the aggregate of the service and interest cost components of net periodic postretirement expense for 1997 would increase by $1 million.

23 Retirement Plans

    Most of the company's employees are covered under noncontributory retirement plans of the company and certain of its subsidiaries. The benefits of these plans are based primarily on years of service and employees' remuneration near retirement. The company's policy is to fund the minimum amounts as permitted by the Employee Retirement Income Security Act of 1974 (ERISA).
    The funded status of plans with assets in excess of accumulated benefits at December 31, 1997 and 1996, is as follows:

(Millions of dollars)                                                         1997             1996
Plan assets at fair value                                                     $639             $538
                                                                              ----             ----
Actuarial present value of accumulated benefit obligations -
   Vested                                                                     (354)            (322)
   Nonvested                                                                   (16)             (13)
                                                                              ----             ----
     Total                                                                    (370)            (335)
                                                                              ----             ----
     Plan assets in excess of accumulated benefit obligations                 $269             $203
                                                                              ====             ====
Plan assets at fair value                                                     $639             $538
                                                                              ----             ----
Projected benefit obligations -
   Actuarial present value of accumulated benefit obligations                 (370)            (335)
   Projected salary increases                                                  (54)             (46)
                                                                              ----             ----
     Total                                                                    (424)            (381)
     Plan assets in excess of projected benefit obligations                    215              157
Unrecognized net asset at January 1, 1987                                      (13)             (17)
Unrecognized prior service costs                                                11               12
Unrecognized net gain                                                         (171)            (119)
                                                                              ----             ----
     Pension prepayment at end of year                                        $ 42             $ 33
                                                                              ====             ====

    The net periodic pension credit, excluding charges of $2 million in 1996 and $1 million in 1995 related to the restructuring program (see Note 19), for each of the past three years is summarized as follows:

(Millions of dollars)                           1997     1996     1995
Service cost - benefits earned
  during the period                             $ 10      $ 9     $  8
Interest cost on projected
  benefit obligations                             28       27       27
Return on plan assets                           (126)     (70)    (115)
Net amortization and deferral                     79       27       71
                                                ----      ---     ----
    Net pension credit                          $ (9)     $(7)    $ (9)
                                                ====      ===     ====

    The amount of benefits that can be covered by the funded plans is limited by ERISA and the Internal Revenue Code. Therefore, the company has unfunded supplemental plans designed to maintain benefits for all employees at the plan formula level and to provide senior executives with benefits equal to a specified percentage of their final average compensation. The projected benefit obligation for these unfunded plans totaled $14 million and $19 million at December 31, 1997 and 1996, respectively. To reflect the amount by which the accumulated benefit obligation exceeded the accrued pension expense for these plans, an additional liability is recorded in the Consolidated Balance Sheet at both December 31, 1997 and 1996. Offsetting is an intangible asset (see Note 7). Although not considered plan assets, a grantor trust was established from which payments for certain of these supplemental plans are made. The trust had a balance of $7 million and $12 million at December 31, 1997 and 1996, respectively. Excluding $6 million in 1997 related to the settlement of a significant portion of the liabilities of the unfunded supplemental plans, net periodic pension expense for these plans was $3 million for 1997 and $4 million for each of the years 1996 and 1995.
    The following assumptions were used in estimating the actuarial present value of the projected benefit obligation and net periodic pension costs:

                                               1997     1996     1995
Future compensation increases                   5.0%     5.0%    5.00%
Discount rate                                   7.0      7.5     7.25
Long-term rate of return on plan assets         9.0      9.0     9.00


24 Reporting by Business Segments

    The company is an international energy and chemical company. The principal areas of oil and gas exploration and production are the Gulf of Mexico, the United Kingdom sector of the North Sea, China, Southeast Asia, Yemen and, prior to December 31, 1996, onshore in North America. The company has domestic coal and chemical operations and interests in chemical operations in Western Australia and Saudi Arabia.

(Millions of dollars)                                                           1997       1996       1995
Sales -
   Exploration and production(1)                                              $  628     $  874     $  690
   Chemicals                                                                     760        692        707
   Coal                                                                          323        365        353
   Other                                                                          --         --          4
                                                                              ------     ------     ------
        Total                                                                 $1,711     $1,931     $1,754
                                                                              ======     ======     ======
Operating profit (loss)(2) -
   Exploration and production                                                 $  175     $  204     $  (97)
   Chemicals                                                                      81         85        122
   Coal                                                                           44         75         43
   Other                                                                           4          7         (4)
                                                                              ------     ------     ------
        Total                                                                 $  304     $  371     $   64
                                                                              ======     ======     ======
Net operating profit (loss)(2) -
   Exploration and production                                                 $  107     $  136     $  (56)
   Chemicals                                                                      52         53         81
   Coal                                                                           33         57         35
   Other                                                                           2          5         (2)
                                                                                   -          -         --
        Total                                                                    194        251         58
Net interest expense                                                             (24)       (30)       (29)
Net nonoperating income (expense)(2)                                              24         (1)       (53)
Loss from discontinued operations, net of income tax benefit                      --         --         (7)
                                                                              ------     ------     ------
Net income (loss)                                                             $  194     $  220     $  (31)
                                                                              ======     ======     ======
Sales -
   U.S. operations(3)                                                         $1,212     $1,391     $1,237
                                                                              ------     ------     ------
   International operations(4) -
     North Sea - exploration and production                                      215        289        272
     China - exploration and production                                           56         25         --
     Australia - chemicals                                                       185        151        158
     Other                                                                        43         75         87
                                                                                  --         --         --
                                                                                 499        540        517
                                                                              ------     ------     ------
        Total                                                                 $1,711     $1,931     $1,754
                                                                              ======     ======     ======
Operating profit (loss)(2) -
   U.S. operations                                                            $  207     $  256     $   (5)
                                                                              ------     ------     ------
   International operations -
     North Sea - exploration and production                                       80         93        108
     China - exploration and production                                            4          2         (5)
     Australia - chemicals                                                        13          9         24
     Other                                                                        --         11        (58)
                                                                              ------     ------     ------
                                                                                  97        115         69
                                                                              ------     ------     ------
        Total                                                                 $  304     $  371     $   64
                                                                              ======     ======     ======

(1) Includes primarily crude oil sales to the discontinued refining and marketing operations of $112 million in 1995.
(2)  Includes special items.  Refer to Management's Discussion and Analysis.
(3) Includes U.S. crude oil sales to the discontinued refining and marketing operations of $105 million in 1995.
(4) Includes international crude oil sales to the discontinued refining and marketing operations of $7 million in 1995.

(Millions of dollars)                                                           1997       1996       1995
Depreciation, depletion and amortization expense -
   Exploration and production                                                 $  186     $  218     $  231
   Chemicals                                                                      55         55         52
   Coal                                                                           25         30         29
   Other                                                                           5          4          6
   Discontinued operations                                                        --         --         16
                                                                              ------     ------     ------
        Total                                                                 $  271     $  307     $  334
                                                                              ======     ======     ======
Cash capital expenditures -
   Exploration and production                                                 $  213     $  239     $  371
   Chemicals                                                                      91        118         69
   Coal                                                                           27         29         36
   Other                                                                          10          6          2
   Discontinued operations                                                        --         --          6
                                                                                                         -
        Total                                                                    341        392        484
                                                                              ======     ======     ======
Exploration expenses -
   Petroleum exploration and production -
     Dry hole costs                                                               25         37         34
     Amortization of undeveloped leases                                            8         10         14
     Other                                                                        30         25         31
                                                                                  --         --         --
        Total                                                                     63         72         79
   Minerals and other                                                              2          3          3
                                                                                   -          -          -
        Total exploration expenses                                                65         75         82
   Less - Amortization of oil and gas and minerals leases
     and other noncash expenses                                                   (8)       (14)       (19)
                                                                              ------     ------     ------
                                                                                  57         61         63
                                                                              ------     ------     ------
        Total cash capital expenditures and cash exploration expenses         $  398     $  453     $  547
                                                                              ======     ======     ======
Identifiable assets -
   Exploration and production                                                 $1,681     $1,667     $1,748
   Chemicals                                                                     875        886        802
   Coal                                                                          270        276        327
   Other                                                                          38         39         36
                                                                                  --         --         --
        Total                                                                  2,864      2,868      2,913
Corporate assets                                                                 232        256        261
Discontinued operations                                                           --         --         39
                                                                              ------     ------     ------
        Total                                                                 $3,096     $3,124     $3,213
                                                                              ======     ======     ======
Identifiable assets -
   U.S. operations                                                            $1,654     $1,684     $1,663
                                                                              ------     ------     ------
   International operations -
     North Sea - exploration and production                                      699        651        669
     China - exploration and production                                          183        180        149
     Australia - chemicals                                                       243        268        260
     Other                                                                        85         85        172
                                                                                  --         --        ---
                                                                               1,210      1,184      1,250
                                                                              ------     ------     ------
        Total                                                                 $2,864     $2,868     $2,913
                                                                              ======     ======     ======

(Millions of dollars)                                                           1997       1996       1995
Net assets -
   U.S. operations                                                            $  617     $  582     $  623
                                                                              ------     ------     ------
   International operations -
     North Sea - exploration and production                                      475        413        409
     China - exploration and production                                          134        109        106
     Australia - chemicals                                                       152        211        199
     Other                                                                        62         52         79
                                                                                  --         --         --
                                                                                 823        785        793
                                                                              ------     ------     ------
        Total                                                                 $1,440     $1,367     $1,416
                                                                              ======     ======     ======


25 Results of Operations from Crude Oil and Natural Gas Activities

    The results of operations from crude oil and natural gas activities for the three years ended December 31, 1997, consist of the following:

                                                                                                                        Proportional
                                                                                                                            Interest
                                                                                                            Results of     in Equity
                                     Production     Other              Depreciation            Income Tax  Operations,   Affiliate's
                              Gross   (Lifting)   Related Exploration and Depletion    Asset     Expenses    Producing    Results of
(Millions of dollars)    Revenues(1)      Costs  Costs(2) Expenses(2)      Expenses Impairment (Benefits)   Activities Operations(3)
1997 -
  Domestic                     $309        $ 50       $25         $25          $105      $ --        $ 39         $ 65           $25
  North Sea                     190          49         7          13            53        --          27           41            --
  China                          56          11         6          16            19        --          --            4            --
  Other international             3           1         6           9             1        --          (4)         (10)            3
                               ----        ----       ---         ---          ----      ----        ----         ----           ---
    Total crude oil and
      natural gas activities    558         111        44          63           178        --          62          100            28
  Other(4)                       70          55         2          --            --        --           6            7            --
       --                      ----        ----       ---         ---          ----      ----        ----         ----           ---
        Total                  $628        $166       $46         $63          $178      $ --        $ 68         $107           $28
                               ====        ====       ===         ===          ====      ====        ====         ====           ===
1996 -
  Domestic                     $397        $ 83       $31         $26          $127      $ 22        $ 35         $ 73            --
  North Sea                     240          57         8          36            57        --          30           52            --
  China                          25           8         5           2             8        --           1            1            --
  Other international            32          10         6           8            15        --          (2)          (5)           --
                               ----        ----       ---         ---          ----      ----        ----         ----           ---
    Total crude oil and
      natural gas activities    694         158        50          72           207        22          64          121            --
  Other(4)                      180         159         1          --             1        --           4           15            --
       --                      ----        ----       ---         ---          ----      ----        ----         ----           ---
        Total                  $874        $317       $51         $72          $208      $ 22        $ 68         $136            --
                               ====        ====       ===         ===          ====      ====        ====         ====           ===
1995 -
  Domestic                     $294         $92       $17         $57          $128      $144        $(58)        $(86)           --
  North Sea                     242          57         8          15            66        --          32           64            --
  Other international            40          11        12           7            20        53         (20)         (43)           --
                               ----        ----       ---         ---          ----      ----        ----         ----           ---
    Total crude oil and
      natural gas activities    576         160        37          79           214       197         (46)         (65)           --
  Other(4)                      114          88         3          --             3         6           5            9            --
       --                      ----        ----       ---         ---          ----      ----        ----         ----           ---
        Total                  $690        $248       $40         $79          $217      $203        $(41)        $(56)           --
                               ====        ====       ===         ===          ====      ====        ====         ====           ===

(1) Gross revenues for1995 include sales to affiliated entities totaling $112 million. Of this amount, $97 million and $7 million were applicable to Domestic and North Sea gross revenues, respectively, and $8 million was from other activities.
(2) Includes restructuring charges of $2 million, $10 million and $7 million in 1997, 1996 and 1995, respectively. These charges are classified as Other Related Costs, with the exception of $1 million classified as Exploration Expenses in 1995 (see Note 19).
(3) The equity affiliate follows the "full cost" method of accountingfor oil and gas exploration and production activities.
(4) Includes gas marketing, gas processing plants, pipelines and other items that do not fit the definition of crude oil and natural gas activities but have been included above to reconcile to the segment presentations.

    The table below presents the company's average per-unit sales price of proprietary crude oil and natural gas and production costs per barrel of oil equivalent for each of the past three years. Natural gas production has been converted to a barrel of oil equivalent based on approximate relative heating value (6 MCF equals 1 barrel).
                                            1997        1996        1995
Average sales price -
  Crude oil (per barrel)
    Domestic                              $18.53      $19.36      $15.69
    North Sea                              18.77       19.08       16.31
    China                                  17.71       19.53         --
    Other international                    18.59       17.69       15.21
      Average                              18.51       19.16       15.99

  Natural gas (per MCF)
    Domestic                                2.57        2.16        1.56
    North Sea                               2.52        2.64        2.66
    Other international                       --        1.14         .85
      Average                               2.56        2.12        1.52

Production costs -
  (Per barrel of oil equivalent)
    Domestic                                2.75        3.32        3.78
    North Sea                               4.70        4.33        3.91
    China                                   3.50        5.92          --
    Other international                     4.55        3.41        2.39
      Average                               3.48        3.72        3.68


26 Capitalized Costs of Crude Oil and Natural Gas Activities

    Capitalized costs of crude oil and natural gas activities and the related reserves for depreciation, depletion and amortization at the end of 1997 and 1996 are set forth in the table below. Not included in the amounts shown are $221 million and $209 million that represent the company's proportional interest in an equity affiliate's net capitalized costs at December 31, 1997 and 1996, respectively (see Note 4). The equity affiliate follows the "full cost" method of accounting for oil and gas exploration and production activities.

(Millions of dollars)                                         1997         1996
Capitalized costs -
  Proved properties                                         $2,709       $3,054
  Unproved properties                                          134          104
  Other                                                         45           34
                                                            ------        -----
                                                             2,888        3,192
                                                            ======        =====
Reserves for depreciation, depletion and amortization -
  Proved properties                                          1,623        1,953
  Unproved properties                                           30           29
  Other                                                         24           23
                                                            ------       ------
                                                             1,677        2,005
                                                            ------       ------
      Net capitalized costs                                 $1,211       $1,187
                                                            ======       ======


27 Standardized  Measure of and  Reconciliation  of Changes in Discounted Future
   Net Cash Flows (Unaudited)


    The standardized measure of future net cash flows presented in the following table was computed using year-end prices and costs and a 10% discount factor. The future income tax expense was computed by applying the appropriate year-end statutory rates, with consideration of future tax rates already legislated, to the future pretax net cash flows less the tax basis of the properties involved. However, the company cautions that actual future net cash flows may vary considerably from these estimates. Although the company's estimates of total reserves, development costs and production rates were based upon the best information available, the development and production of the oil and gas reserves may not occur in the periods assumed. Actual prices realized and costs incurred may vary significantly from those used. Therefore, such estimated future net cash flow computations should not be considered to represent the company's estimate of the expected revenues or the current value of existing proved reserves.

                                                                                 Standardized        Proportional
                                          Future                                   Measure of  Interest in Equity
                          Future     Development  Future                   10%     Discounted         Affiliate's
                            Cash  and Production  Income  Future Net    Annual     Future Net        Standardized
(Millions of dollars)    Inflows           Costs   Taxes  Cash Flows  Discount  Cash Flows(1)             Measure
1997 -
  Domestic                $1,407          $  403  $  290      $  714      $242         $  472                $205
  North Sea                1,807             813     266         728       266            462                  --
  China                      401             171      42         188        45            143                  --
  Other international        304             153      55          96        42             54                  19
                          ------          ------  ------      ------      ----         ------                ----
    Total                 $3,919          $1,540  $  653      $1,726      $595         $1,131                $224
                          ======          ======  ======      ======      ====         ======                ====
1996 -
  Domestic                $2,217            $435  $  552      $1,230      $411           $819                $336
  North Sea                2,610             841     638       1,131       382            749                  --
  China                      658             248      95         315        91            224                  --
  Other international        246             147      38          61        26             35                  28
                          ------          ------  ------      ------      ----         ------                ----
    Total                 $5,731          $1,671  $1,323      $2,737      $910         $1,827                $364
                          ======          ======  ======      ======      ====         ======                ====
1995 -
  Domestic                $2,320            $910  $  350      $1,060      $339           $721                $ --
  North Sea                1,494             418     328         748       254            494                  --
  China                      551             179      96         276        81            195                  --
  Other international        297              94      62         141        54             87                  --
                          ------          ------  ------      ------      ----         ------                ----
    Total                 $4,662          $1,601  $  836      $2,225      $728         $1,497                $ --
                          ======          ======  ======      ======      ====         ======                ====

(1) Includes $(8) million in 1996 and $51 million in 1995 from properties held for sale (see Note 11).

    The changes in the standardized measure of future net cash flows are presented below for each of the past three years:


(Millions of dollars)                                                  1997       1996       1995
Net change in sales, transfer prices and production costs           $(1,121)     $ 847     $  451
Changes in estimated future development costs                           (64)        45       (165)
Sales and transfers less production costs                              (446)      (516)      (402)
Purchases of reserves in place                                           --          1         62
Changes due to extensions, discoveries, etc.                            108        474         58
Changes due to revisions in quantity estimates                           37        116         17
Changes due to sales of reserves in place                                (8)      (139)       (86)
Changes due to reserves merged into equity affiliate                     --       (511)        --
Current period development costs                                        152        155        243
Accretion of discount                                                   261        199        167
Changes in income taxes                                                 384       (289)      (124)
Timing and other                                                          1        (52)       (19)
                                                                     ------     ------     ------
   Net change                                                          (696)       330        202
Total at beginning of year                                            1,827      1,497      1,295
                                                                     ------     ------     ------
Total at end of year                                                 $1,131     $1,827     $1,497
                                                                     ======     ======     ======


28 Crude Oil, Condensate and Natural Gas Net Reserves (Unaudited)

    The estimates of proved reserves have been prepared by the company's geologists and engineers. Such estimates include reserves on certain properties that are partially undeveloped and reserves that may be obtained in the future by improved recovery operations now in operation or for which successful testing has been demonstrated. The company has no proved reserves attributable to long-term supply agreements with governments or consolidated subsidiaries in which there are significant minority interests. At December 31, 1996, the company merged its North American onshore properties into an equity affiliate (see Note 4).
    The following table summarizes the changes in the estimated quantities of the company's crude oil and condensate and natural gas reserves for the three years ended December 31, 1997.

                                               Crude Oil and Condensate                       Natural Gas
                                                 (Millions of barrels)                  (Billions of cubic feet)
                                                                    Other                               Other
                                                    North        Interna-                      North Interna-
                                         Domestic     Sea  China   tional  Total     Domestic    Sea   tional  Total
Proved developed and
undeveloped reserves -
    Balance December 31, 1994                  77      75     26       13    191          568    199       82    849
      Revisions of previous estimates           2       1      4        1      8           (6)    --        3     (3)
      Purchases of reserves in place            1      --     --       --      1           45     --       --     45
      Sales of reserves in place               (5)     --     --       --     (5)         (31)    --       (1)   (32)
      Extensions, discoveries and
        other additions                         1      --     --       --      1           25     --        1     26
      Production                              (10)    (14)    --       (2)   (26)         (82)    (8)     (16)  (106)
                                              ---     ---     --       --    ---          ---     --      ---   ----
    Balance December 31, 1995(1)               66      62     30       12    170          519    191       69    779
      Revisions of previous estimates          12      (1)    --       (1)    10           (1)   (10)      (1)   (12)
      Purchases of reserves in place           --      --     --       --     --            1     --       --      1
      Sales of reserves in place              (10)     --     --       (1)   (11)         (28)    --      (18)   (46)
      Reserves merged into
        equity affiliate                      (16)     --     --       (9)   (25)        (122)    --      (41)  (163)
      Extensions, discoveries and
        other additions                         3      39     --        7     49           27      2       39     68
      Production                              (11)    (11)    (2)      (1)   (25)         (84)   (11)      (9)  (104)
                                              ---     ---     --       --    ---          ---    ---       --   ----
    Balance December 31, 1996(1)               44      89     28        7    168          312    172       39    523
      Revisions of previous estimates           5       1     --        1      7           (1)    29        3     31
      Sales of reserves in place               --      (1)    --       --     (1)         (27)    --       --    (27)
      Extensions, discoveries and
        other additions                         7      --     --        4     11           37     --        4     41
      Production                               (9)     (8)    (3)      (1)   (21)         (56)   (12)      --    (68)
                                               --      --     --       --    ---          ---    ---       --    ---
    Balance December 31, 1997                  47      81     25       11    164          265    189       46    500
                                               ==      ==     ==       ==    ===          ===    ===       ==    ===
    Proportional interest in
      equity affiliate's reserves
        December 31, 1996                      22      --     --        3     25          172     --       13    185
        December 31, 1997                      22      --     --        3     25          175     --       15    190
                                               ==      ==     ==        =     ==          ===     ==       ==    ===

Proved developed reserves -
    December 31, 1995(1)                       45      50     --       12    107          329    156       65    550
    December 31, 1996(1)                       26      45     20       --     91          183    161       --    344
    December 31, 1997                          28      33     25       11     97          166    147       --    313
    Proportional interest in
      equity affiliate's reserves
        December 31, 1996                      20      --     --        3     23          164     --       13    177
        December 31, 1997                      20      --     --        2     22          142     --       14    156

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

                                                        North                    Other
(Millions of equivalent barrels)           Domestic       Sea     China  International       Total
December 31, 1995(1)                            152        94        30             24         300
December 31, 1996(1)                             96       118        28             14         256
December 31, 1997                                91       112        25             19         247
Proportional interest in
  equity affiliate's reserves
    December 31, 1996                            51        --        --              5          56
    December 31, 1997                            52        --        --              5          57

(1) Includes 2 million barrels of oil equivalent and 21 million barrels of oil equivalent held for sale at December 31, 1996 and 1995, respectively
     (see Note 11).


29 Costs Incurred in Crude Oil and Natural Gas Activities

    Total expenditures, both capitalized and expensed, for crude oil and natural gas property acquisition, exploration and development activities for the three years ended December 31, 1997, are reflected in the following table:

                                                                  Property
                                                               Acquisition Exploration Development
(Millions of dollars)                                             Costs(1)    Costs(2)    Costs(3)
1997 -
   Proprietary costs -
     Domestic                                                          $29        $ 31        $ 45
     North Sea                                                          --          15          86
     China                                                              --          26           8
     Other international                                                 2          13          13
                                                                       ---        ----        ----
        Total                                                          $31        $ 85        $152
                                                                       ===        ====        ====
   Proportional interest in equity affiliate's costs -
     Domestic                                                          $ 6        $  6        $ 25
     Other international                                                --          --           2
                                                                       ---        ----        ----
        Total                                                          $ 6        $  6        $ 27
                                                                       ===        ====        ====
1996 -
   Proprietary costs -
     Domestic                                                          $ 6        $ 53        $ 99
     North Sea                                                          --          49          21
     China                                                               1           6          25
     Other international                                                --           9          10
                                                                       ---        ----        ----
        Total                                                          $ 7        $117        $155
                                                                       ===        ====        ====
1995 -
   Proprietary costs -
     Domestic                                                          $84        $ 58        $128
     North Sea                                                           7          28          23
     China                                                               1           2          82
     Other international                                                 1          11          10
                                                                       ---        ----        ----
        Total                                                          $93        $ 99        $243
                                                                       ===        ====        ====

(1) Includes $29 million applicable to purchases of reserves in place in 1995.
(2) Exploration costs include delay rentals, exploratory dry holes, dry hole and bottom hole contributions, geological and geophysical costs, costs of carrying and retaining properties, etc., and capital expenditures, such as costs of drilling and equipping successful exploratory wells, etc.
(3) Development costs include costs incurred to obtain access to proved reserves (surveying, clearing ground, building roads, etc.), to drill and equip development wells and to acquire, construct and install production facilities and improved recovery systems. Development costs also include costs of developmental dry holes.


30 Supplementary Mineral Ore Reserve and Price Data (Unaudited)

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

(Thousands of tons)                                            1997       1996       1995      1994      1993
Proved and probable (demonstrated) reserves, December 31 -
  Coal(1)                                                   506,000    810,400    833,700   864,200   887,900
  Heavy minerals                                              6,500(2)   5,500      5,700     6,000     8,000
Production -
  Coal                                                       32,100     31,300     31,100    25,600    23,300
  Heavy minerals                                                234        149        238       268       263
Average market price (per ton) -
  Coal                                                     $   8.93   $  10.48   $  10.12  $  10.73  $  13.78
  Heavy minerals                                             127.20     142.60     104.40     85.43     69.47

(1)  See Management's Discussion and Analysis and Note 11.
(2) Represents 177 million tons of sand containing 3.7% heavy minerals in Western Australia. The percentages of valuable heavy minerals within the heavy-mineral concentrate are 4.5% rutile, 61.3% ilmenite, 3.3% leucoxene and 11.1% zircon.

31 Quarterly Financial Information (Unaudited)

    A summary of quarterly consolidated results for 1997 and 1996 is presented below. Refer to Management's Discussion and Analysis for information about 1997 and 1996 special items.

                                                                                             Diluted
                                                               Operating          Net   Earnings per
(Millions of dollars, except per-share amounts)       Sales       Profit       Income   Common Share
1997 Quarter Ended -
March 31                                             $  468         $100         $ 70         $1.45
June 30                                                 412           60           42           .87
September 30                                            402           65           37           .77
December 31                                             429           79           45           .95
                                                     ------         ----         ----         -----
    Total                                            $1,711         $304         $194         $4.04
                                                     ======         ====         ====         =====
1996 Quarter Ended -
March 31                                             $  455          $85         $ 48         $ .94
June 30                                                 470           83           51          1.01
September 30                                            488           89           62          1.27
December 31                                             518          114           59          1.21
                                                     ------         ----         ----         -----
    Total                                            $1,931         $371         $220         $4.43
                                                     ======         ====         ====         =====


    The company's common stock is listed for trading on the New York Stock Exchange and was held by approximately 11,300 stockholders of record at year-end 1997. The ranges of sales prices and dividends declared during the last two years are as follows:
                                        Market Prices
                                                                     Dividends
                                    1997               1996          per Share
                                High     Low       High    Low      1997    1996
Quarter Ended -
  March 31                    75        61  7/8   65 3/4  59 3/8    $.45    $.41
  June 30                     67  1/4   55  1/2   67 3/8  56 5/8     .45     .41
  September 30                69 15/16  59 13/16  63 3/8  55 3/4     .45     .41
  December 31                 71  1/2   60  1/8   74 1/8  60 5/8     .45     .41


Six-Year Financial Summary

(Millions of dollars, except per-share amounts)                   1997     1996     1995     1994     1993     1992
Summary of Net Income (Loss)
Sales                                                           $1,711   $1,931   $1,754   $1,566   $1,445   $1,379
                                                                ------   ------   ------   ------   ------   ------
Operating costs and expenses                                     1,478    1,688    1,791    1,436    1,267    1,397
Interest and debt expense                                           46       52       61       58       45       64
                                                                ------   ------   ------   ------   ------   ------
  Total costs and expenses                                       1,524    1,740    1,852    1,494    1,312    1,461
                                                                ------   ------   ------   ------   ------   ------
                                                                   187      191      (98)      72      133      (82)
Other income                                                        90      132       29       27       16       47
Provision (benefit) for income taxes                                83      103      (45)      30       54      (23)
                                                                ------   ------   ------   ------   ------   ------
Income (loss) from continuing operations before extraordinary
charge and cumulative effect of accounting changes                 194      220      (24)      69       95      (12)
Income (loss) from discontinued operations                          --       --       (7)      21      (18)     (14)
Extraordinary charge                                                --       --       --       --       --       (5)
Cumulative effect of accounting changes                             --       --       --       --       --      (70)
                                                                ------   ------   ------   ------   ------   ------
Net income (loss)                                               $  194   $  220   $  (31)  $   90   $   77   $ (101)
                                                                ======   ======   ======   ======   ======   ======
Common Stock Information, per Share
Diluted earnings (loss) per common share -
  Continuing operations                                         $ 4.04   $ 4.43   $ (.47)  $ 1.33   $ 1.93   $ (.25)
  Discontinued operations                                           --       --     (.13)     .41     (.36)    (.28)
  Extraordinary charge                                              --       --       --       --       --     (.10)
  Cumulative effect of accounting changes                           --       --       --       --       --    (1.45)
                                                                ------   ------   ------   ------   ------   ------
      Total                                                     $ 4.04   $ 4.43   $ (.60)  $ 1.74    $1.57   $(2.08)
Dividends declared                                                1.80     1.64     1.55     1.52     1.52     1.52
Stockholders' equity                                             30.09    28.10    27.52    29.82    29.24    27.93
Market high for the year                                         75.00    74.13    64.00    51.00    56.00    46.38
Market low for the year                                          55.50    55.75    44.00    40.00    41.75    35.63
Market price at year-end                                        $63.31   $72.00   $63.50   $46.25   $45.25   $45.00
Shares outstanding at year-end (thousands)                      47,686   48,294   51,069   51,694   51,655   48,284
Balance Sheet Information
Working capital                                                 $  166   $  320   $  189   $   52   $  102   $  204
Property, plant and equipment - net                              1,998    1,948    2,210    2,489    2,446    2,351
Total assets                                                     3,096    3,124    3,213    3,696    3,506    3,482
Long-term debt                                                     552      626      632      673      590      756
Total debt                                                         579      663      735      993      859      930
Stockholders' equity                                             1,440    1,367    1,416    1,543    1,512    1,350
Cash Flow Information
Net cash provided by operating activities                          569      645      369      356      427      275
Cash capital expenditures                                          341      392      484      410      449      372
Dividends paid                                                      85       83       79       78       73       73
Purchase of treasury stock                                      $   60   $  195   $   45   $   --   $   --   $   --
Ratios and Percentage
Current ratio                                                      1.3      1.7      1.3      1.1      1.1      1.3
Average price/earnings ratio                                      16.2     14.7       NM     26.1     31.1       NM
Total debt to total capitalization                                  29%      33%      34%      39%      36%      41%
Employees
Total wages and benefits                                        $  285   $  289   $  314   $  319   $  319   $  326
Number of employees at year-end                                  3,746    3,851    3,976    5,524    5,812    5,866


Six-Year Operating Summary

                                                                  1997     1996     1995     1994     1993      1992
Exploration and Production
Net proprietary production of crude oil and condensate -
  (thousands of barrels per day)
    Domestic                                                      24.2     30.6     28.9     25.5     27.8      25.5
    North Sea                                                     23.4     30.9     36.7     34.3     16.7      16.0
    China                                                          8.8      3.7       --       --       --        --
    Other international                                             .5      3.4      4.8      7.5      8.7       9.0
                                                                ------   ------   ------   ------   ------       ---
      Total                                                       56.9     68.6     70.4     67.3     53.2      50.5
Average price of crude oil sold (per barrel) -
    Domestic                                                    $18.53   $19.36   $15.69   $14.64   $15.76   $ 18.17
    North Sea                                                    18.77    19.08    16.31    15.15    15.90     18.71
    China                                                        17.71    19.53       --       --       --        --
    Other international                                          18.59    17.69    15.21    13.79    14.80     16.83
      Average                                                   $18.51   $19.16   $15.99   $14.81   $15.64   $ 18.11
Proprietary natural gas sales (MMCF per day)                       184      281      291      271      286       296
Average price of natural gas sold (per MCF)                     $ 2.56   $ 2.12   $ 1.52   $ 1.76   $ 1.92   $  1.56
Net exploratory wells drilled -
    Productive                                                    2.65     4.91     3.71     9.61     2.22      2.59
    Dry                                                           4.42     3.52     9.16     8.47    10.09      5.53
                                                                ------   ------   ------   ------   ------      ----
      Total                                                       7.07     8.43    12.87    18.08    12.31      8.12
Net development wells drilled -
    Productive                                                    9.78    21.33    40.86    22.27    43.90     27.26
    Dry                                                             --     1.04     2.95     4.63     2.33      3.05
                                                                ------   ------   ------   ------   ------      ----
      Total                                                       9.78    22.37    43.81    26.90    46.23     30.31
Undeveloped net acreage (thousands) -
    Domestic                                                       319      265      472      499      523       620
    North Sea                                                      391      428      358      363      243       184
    China                                                        2,184      925      341      282       --        --
    Other international                                         10,124      927    1,424    1,463    2,087       401
                                                                ------   ------   ------   ------   ------       ---
      Total                                                     13,018    2,545    2,595    2,607    2,853     1,205
Developed net acreage (thousands) -
    Domestic                                                       155      209      537      542      539       549
    North Sea                                                       24       33       22       21       21        18
    China                                                           19       19       19       19       19        --
    Other international                                            104      104      159      165      180       187
                                                                ------   ------   ------   ------   ------       ---
      Total                                                        302      365      737      747      759       754
Estimated proved reserves (millions of equivalent barrels)         247      256      300      332      317       302
Chemicals
Industrial and specialty chemical sales (thousands of tons)        488      446      445      381      331       314
Coal
Sales (millions of tons)                                          36.2     35.3     34.5     27.5     23.5      20.8
Recoverable reserves (millions of tons)                            506      810      834      864      888       906
