Form 10-K, Exhibit 13
period 1998-12-31
KERR MCGEE CORP
filed 1999-03-30
CIK 55458

Management's Discussion and Analysis

Transactions in 1998

     In January 1998, Kerr-McGee announced its intent to focus on two core businesses, the exploration and production of oil and gas and the production and marketing of titanium dioxide pigment. Several major transactions were part of this strategic plan.
     The company also announced its intent to exit the coal business in January. The sales were completed in July for approximately $600 million cash and resulted in an after-tax gain of $257 million. The company also disposed of its ammonium perchlorate operation in the first half of 1998 in a $39 million cash sale. The gain on the sale was immaterial.
     Titanium dioxide pigment production capacity was significantly expanded with the acquisition of an 80% interest in the Bayer AG (Bayer) European pigment business. The company has the option to acquire the remaining 20% after March 31, 2001. The $97 million cash transaction was effective March 31, 1998. This acquisition increased annual production capacity by approximately 55%.
     Oil and gas production and exploratory prospects expanded with the purchase of the North Sea assets of Gulf Canada Resources Limited (Gulf Canada) for $422 million. This transaction was effective March 31, 1998. The company's North Sea production and reserves were increased by 80% and 47%, respectively, compared with year-end 1997.
     The merger with Oryx Energy Company (Oryx) was announced in October 1998. As a result of the merger Kerr-McGee is, based on proven reserves, the fourth-largest among the independent, non-integrated oil and gas exploration and production companies base d in the United States.

Kerr-McGee/Oryx

     On February 26, 1999, the merger between Kerr-McGee and Oryx was completed (see Note 23). Oryx's operations have been merged into and will be reported with the company's exploration and production segment.
     Under the merger agreement, each outstanding share of Oryx common stock was exchanged for 0.369 shares of newly issued Kerr-McGee common stock. Approximately 39 million shares of Kerr-McGee stock were issued to the Oryx shareholders, bringing total shares outstanding at February 26, 1999, to 86 million. The existing Oryx debt ($1.3 billion at December 31, 1998) has become the company's obligation. The Oryx 7-1/2% convertible debentures due 2014 are convertible into shares of Kerr-McGee common stock at a conversion rate adjusted to reflect the exchange ratio.
     The merger is being accounted for using the pooling of interests method of accounting. Therefore, all prior period results of operations, financial position and cash flows will be restated to reflect the combined company as though it had always been in existence. These results will be presented in a Form 8-K to be filed with the Securities and Exchange Commission in mid-1999.
     The financial statements and related notes included in this Annual Report to Stockholders and this Management's Discussion and Analysis pertain only to the operations of Kerr-McGee Corporation as it existed at December 31, 1998, and therefore do not reflect the results of operations, financial position or cash flows of Oryx.

Operating Environment and Outlook

     The merger with Oryx creates a much larger global oil and gas reserve and production base. The company's management expects the benefits of the pretax synergies of the two organizations to be $100 million annually.
     Oil prices in early 1999 are at their lowest level since 1985. The Asian and South American economic downturns have reduced demand, and prices have remained low for approximately 18 months. These low oil prices have forced most exploration and production companies to reduce capital budgets. Crude oil inventories declined in early 1999, which indicates that world oil consumption is higher than production. Management recognizes that supply restraint by OPEC and a few larger non-OPEC producers remains a risk to commodity pricing, but believes prices will rise because of the high levels of internal political and economic risk in major producing nations, increasing demand and the likely reduction of crude oil stocks.
     In early 1999, gas markets in the United States have seen weakened pricing due to a warm winter and high storage volumes. Management believes the severe downturn in drilling on the shallow Gulf of Mexico shelf has already reduced gas deliverability. This lack of investment, the long startup time required for deepwater projects and increasing demand for natural gas in environmentally friendly power generation should contribute to higher prices later in 1999 and support them over the longer term.
     The company expanded its titanium dioxide pigment capacity by approximately 55% in 1998. Pigment prices for 1998 increased due to economic growth, mainly in North America and Europe, rising about 14% in the domestic market and slightly higher in certai n international markets. Demand in early 1999 is about 90% of industry capacity. Management believes that pigment consumption will remain flat in 1999, which is likely to equate to a flat pricing structure. To maximize profits, the company is focused on optimizing manufacturing processes to reduce costs.

Results of Consolidated Operations

     Net income and per-share amounts for each of the three years in the period ended December 31, 1998, were as follows:

(Millions of dollars, except per-share amounts)         1998     1997     1996
------------------------------------------------------------------------------
 Net income                                             $ 50     $194     $220
 Income from continuing operations
   excluding special items                                37      151      174
 Net income per share -
   Net income -
        Basic                                           1.06     4.06     4.45
        Diluted                                         1.06     4.04     4.43
   Income from continuing operations
     excluding special items -
        Basic                                            .77     3.17     3.52
        Diluted                                          .77     3.15     3.50

     Net income was impacted by a number of special items in each of the years. In 1998, special items related primarily to impairment write-downs reflecting the current market value of certain of the company's oil and gas producing fields and certain chemical facilities. Other 1998 special items were principally nonoperating and reduced net income by an additional $14 million. In 1997, special items were also principally nonoperating and increased net income by $10 million. The 1996 special items resulted in a charge to net income of $10 million and were both operating and nonoperating. These special items affect comparability between the periods and are shown on an after-tax basis in the following table, which reconciles income from continuing operations excluding special items to net income.

(Millions of dollars)                                   1998     1997     1996
------------------------------------------------------------------------------
Income from continuing
  operations excluding special items                    $ 37     $151     $174
                                                        ----     ----     ----
Special items, net of income taxes -
  Asset impairment                                      (250)      --      (16)
  Equity affiliate's full-cost
    ceiling writedown                                    (27)      --       --
  Net provision for environmental
    reclamation and remediation of
    inactive sites                                       (26)     (13)     (28)
  Gains (losses) on the sale of nonstrategic
    oil and gas properties                               (12)       4        8
  Restructuring                                           (4)      (1)     (7)
  Pending/settled litigation                              --       (1)     (21)
  Settlement of prior years' income taxes                 41       --        --
  Settlements with insurance carriers                      8        8       44
  Effect of United Kingdom
    tax-rate change                                        8       --       --
  Gains on the sale of equity securities                  --       12       15
  Other, net                                              (2)       1       (5)
                                                        ----     ----     ----
    Total                                               (264)      10      (10)
                                                        ----     ----     ----
Income from discontinued operations,
  net of income taxes                                    277       33       56
                                                        ----     ----     ----
Net income                                              $ 50     $194     $220
                                                        ====     ====     ====

     The company sold its coal operations in 1998, resulting in an after-tax gain of $257 million. All amounts related to coal are shown in the Consolidated Statement of Income as discontinued operations.
     Income from continuing operations excluding special items for 1998 declined $114 million from 1997. This primarily resulted from a $165 million decline in exploration and production operating profit excluding special items, which was partially off set by a $31 million increase in chemical results. In 1997, income from continuing operations excluding special items decreased $23 million from the prior year, due primarily to declines of 25% and 7% in operating profit excluding special items of exploration and production and chemical, respectively. The merger of the company's North American onshore properties into Devon Energy Corporation (Devon) was effective December 31, 1996, and affects the comparability of 1997 and 1996 operating profit. The company's investment in Devon is accounted for using the equity method, and the related results are not included in operating profit in 1998 and 1997 (see Note 4). Operating profit excluding special items was $128 million, $262 million and $326 million for 1998, 1997 and 1996, respectively.
     Sales from continuing operations were $1.4 billion in both 1998 and 1997, compared with $1.6 billion in 1996. Declines in 1998 average sales prices for oil and natural gas of 36% and 15%, respectively, were offset by sales volume increases in crude oil, natural gas and titanium dioxide pigment and sales price increases for pigment. The volume increases in crude oil and natural gas sales were primarily a result of the company's purchase of the North Sea assets of Gulf Canada. Volume increases in titanium dioxide sales relate to the purchase of an 80% interest in Bayer's European pigment operations and the expansion of the pigment facility in Hamilton, Mississippi. Sales for 1997 were less than the prior year due to lower crude oil prices and volumes, lower natural gas volumes and lower average prices for titanium dioxide pigment. Oil and gas volumes declined primarily due to the merger of the North American onshore properties into Devon, divestitures of nonstrategic properties and significantly lower sales of natural gas purchased from third parties. Partially offsetting these declines were higher prices for natural gas and increased pigment volumes.
     Costs and operating expenses were $818 million, $739 million and $804 million for 1998, 1997 and 1996, respectively. The 1998 amount was higher than the prior year principally due to costs of the new European pigment operations and higher per-unit costs at the domestic pigment and synthetic rutile facilities. This was offset by the absence of costs of natural gas purchased for resale. Costs and operating expenses for 1997 were lower than the prior year, primarily due to the absence of North American onshore and divested oil and gas properties and significantly lower volumes of natural gas purchased for resale, partially offset by higher production costs for pigment.
     Following are general and administrative expenses for 1998, 1997 and 1996:

(Millions of dollars)                                   1998     1997     1996
------------------------------------------------------------------------------
General and administrative expenses
  excluding special items                               $135     $109     $106
                                                        ----     ----     ----
Special items -
  Net provision for environmental
    reclamation and remediation of
    inactive sites                                        41       20       43
  Restructuring                                            3        2       10
  Pending/settled litigation                              --        2       29
  Other, net                                              (3)       3        9
                                                        ----     ----     ----
    Total                                                 41       27       91
                                                        ----     ----     ----
General and administrative expenses                     $176     $136     $197
                                                        ====     ====     ====

     The increase in 1998 vs. 1997 general and administrative expenses primarily resulted from additional costs related to the company's European pigment operations, which were acquired March 31, 1998. Net provisions for environmental reclamation and remediation of inactive sites primarily represent additional provisions established for the removal of low-level radioactive materials from the company's inactive facility and offsite areas in West Chicago, Illinois. Restructuring charges are for a 1998 work process review and organizational restructuring of several groups, the 1996-1997 relocation of the exploration and production unit to Houston, Texas, and severance associated with the divestiture program and the Devon merger.
     Asset impairment  totaled $370 million in 1998 and $25 million in 1996 (see
Note 10). Of the 1998 amount, $313 million was for writedowns associated with certain oil and gas fields located in the North Sea, China and the Gulf of Mexico. Asset impairment of $57 million was also recognized for certain chemical facilities in Idaho and Alabama. The impairments were recorded because these assets were no longer expected to recover their net book values through future cash flows. The 1996 asset impairment related principally to certain oil and gas exploration and production properties in the Gulf of Mexico.
     Exploration costs for 1998, 1997 and 1996 were $84 million, $65 million and $74 million, respectively. The 1998 increase was the result of higher dry hole costs in the Gulf of Mexico and Thailand, higher undeveloped leasehold amortization in the Gulf of Mexico and higher district expense in China and the North Sea, partially offset by lower dry hole costs in China and lower geological expenses. Lower dry hole costs in the North Sea, offset in part by higher costs in China, were the primary reason for the reduced 1997 costs. Also contributing to the reduction was lower undeveloped lease amortization, partially offset by higher geophysical cost.
     Interest and debt expense totaled $58 million in 1998, $47 million in 1997 and $52 million in 1996. Borrowings increased in 1998 due to the acquisitions of European chemical operations and North Sea oil and gas assets. Decreased debt was the principal reason for the lower 1997 expense, compared with the prior year.
     Other income was as follows for each of the years in the three-year period ended December 31, 1998:

(Millions of dollars)                                   1998     1997     1996
------------------------------------------------------------------------------
Other income excluding special items                     $37      $47     $ 29
                                                         ---      ---     ----
Special items -
  Interest income from settlement
    of prior years' income taxes                          19       --       --
  Settlements with insurance carriers                     12       12       67
  Equity affiliate's full-cost ceiling
    writedown                                            (27)      --       --
  Gains (losses) on the sale of nonstrategic
    oil and gas properties                               (19)       6       13
  Gains on sales of equity securities                     --       18       23
  Other, net                                              --        7       --
                                                         ---      ---     ----
    Total                                                (15)      43      103
                                                         ---      ---     ----
Other income                                             $22      $90     $132
                                                         ===      ===     ====

     Lower equity earnings from unconsolidated affiliates were the primary reason for the decline in 1998 other income excluding special items, compared with the prior year. Equity earnings from the Devon investment were impacted by lower oil and gas prices and decreased $14 million for 1998, compared with 1997. In 1997, equity earnings from Devon were $23 million and contributed to higher other income, as compared with 1996.

Segment Operations

     Operating profit (loss) from each of the company's segments is summarized in the following table:

(Millions of dollars)                                   1998     1997     1996
------------------------------------------------------------------------------
Operating profit excluding special items -
  Exploration and production                           $  13     $178     $236
  Chemicals                                              115       84       90
                                                       -----     ----     ----
    Total                                                128      262      326
Special items                                           (374)      (6)     (37)
                                                       -----     ----     ----
Operating profit (loss)                                $(246)    $256     $289
                                                       =====     ====     ====

Exploration and Production
     Exploration and production sales, operating profit (loss) and production and sales statistics are shown in the following table:

(Millions of dollars, except per-unit amounts)          1998     1997     1996
------------------------------------------------------------------------------
Sales                                                 $  463   $  628   $  874
                                                      ======   ======   ======

Operating profit excluding special items              $   13   $  178   $  236
Special items                                           (315)      (3)     (32)
                                                      ------   ------   ------

Operating profit (loss)                               $ (302)  $ 175    $  204
                                                      ======   =====    ======

Net proprietary crude oil and condensate
  produced (thousands of barrels per day)                 67       57       69
Average price of crude oil sold (per barrel)          $11.88   $18.51   $19.16
Proprietary natural gas sold (MMCF per day)              198      184      281
Average price of natural gas sold (per MCF)           $ 2.18   $ 2.56   $ 2.12

     Asset impairment for certain oil and gas fields in the North Sea, China and Gulf of Mexico totaled $313 million in 1998 and is reflected in special items. Special items in 1997 consisted primarily of additional costs for the unit's restructuring and relocation to Houston, Texas. The 1996 special items were $22 million for asset impairment and $10 million for restructuring, due to the December 1996 merger of the North American onshore properties into Devon and the announcement of the relocation of certain exploration and production personnel to Houston, Texas.
     Increases in 1998 production volumes of both oil and gas did not offset the large price declines. As a result, operating profit excluding special items was negatively impacted by approximately $100 million. The volume increase primarily resulted from the acquisition of additional North Sea assets. In addition, exploration expenses increased and contributed to the 1998 decline in operating profit from 1997. The primary reasons for lower 1997 operating profit excluding special items, compared with 1996, were equity accounting for the merged properties and lower average sales prices for crude oil, partially offset by increased sales prices for natural gas and lower exploration expenses.

Chemicals
     Chemical sales and operating profit are shown in the following table:

(Millions of dollars)                                   1998     1997     1996
------------------------------------------------------------------------------
Sales                                                 $  933   $  760   $  692
                                                      ======   ======   ======
Operating profit excluding special items              $  115   $   84   $   90
Special items                                            (59)      (3)      (5)
                                                      ------   ------   ------
Operating profit                                      $   56   $   81   $   85
                                                      ======   ======   ======

     Asset impairment totaled $57 million for noncore chemical assets in Alabama and Idaho in 1998 and is included in special items. In addition, $2 million of severance charges were recorded as special items in 1998. Special items in 1997 were primarily for the write-off of obsolete equipment and in 1996 for impairment and shutdown costs for a crosstie-treating facility and the elimination of a product line at a specialty plant.
     Titanium dioxide pigment prices increased throughout 1998. This improvement in pricing, along with the company's acquisition of the 104,000 net metric-ton-per-year European pigment operations from Bayer and a full year's production from the 27,000 metric-ton-per-year expansion of the company's Hamilton, Mississippi, plant, were the primary reasons for the $173 million increase in chemical sales. These sales increases were partially offset by higher per-unit costs for pigment, synthetic rutile and certain electrolytic products, resulting in a $31 mill ion increase in operating profit excluding special items. The increase in 1997 sales, compared with 1996, was due to increased titanium dioxide pigment and ammonium perchlorate sales volumes. Partially offsetting these increases were lower average pigment prices. Although prices strengthened considerably in the last half of 1997, average prices received over the year were less than those received in 1996. The higher 1997 pigment volumes resulted from the completion of the expansion at the Hamilton, Mississippi, plant and a full year's production from the 1996 expansion in Western Australia.

Financial Condition

(Millions of dollars)                                   1998     1997     1996
------------------------------------------------------------------------------
Current ratio                                            1.4      1.3      1.7
Working capital                                       $  215   $  166   $  320
Total debt                                               944      579      663
Total debt less cash                                     830      396      542
Stockholders' equity                                  $1,333   $1,440   $1,367
Total debt to total capitalization                        41%      29%      33%
Floating-rate debt to total debt                          46       11       66

Cash Flow
     Net cash provided by operating activities was $99 million in 1998, compared with $569 million in 1997 and $645 million in 1996.
     The decrease in 1998 resulted primarily from working capital and other changes that used cash from operating activities and lower net operating income. Net cash provided by operating activities was reduced by taxes paid of $115 million related to the sale of the discontinued coal operations.
     The decrease in 1997 net cash provided by operating activities, compared with 1996, resulted primarily from lower net income, lower noncash charges, higher cash environmental expenditures and lower deferred income taxes, partially offset by working capital and other changes that increased net cash provided by operating activities. Cash flow provided by operating activities in 1997 was also adversely affected by the company's merger of its North American onshore oil and gas properties into Devon, since undistributed earnings from equity affiliates represent a noncash item. The net cash provided by operating activities in 1996 was primarily attributable to the company's record net income.
     In 1998, approximately $600 million in cash was provided from proceeds from the sales of the company's discontinued coal operations, $39 million from the sale of the ammonium perchlorate operations and $21 million from other investing activities. These sources of cash from investing activities and net proceeds from debt issuances of $362 million were used for capital expenditures of $550 million and acquisitions of $518 million for the Gulf Canada North Sea assets and the European titanium dioxide pig ment facilities.
     In both 1997 and 1996, cash provided by operating activities was supplemented by other sources of cash that were used primarily to reduce debt and purchase the company's common stock (see Note 13). In 1997, cash available increased $21 million from the sale of equity securities, $18 million from the sale of nonstrategic and marginal exploration and production properties, $17 million from the sale of other assets and $21 million related to insurance settlements. During 1996, the company received cash proceeds of $48 million from the divestiture of nonstrategic, marginal and other exploration and production properties; $43 million related to insurance settlements; $29 million from the sale of equity securities; $13 million from the sale of the remaining refining and marketing assets; and $11 million from the sale of other assets, including the company's West Virginia coal mining operation.
     The company's Board of Directors authorized a stock purchase program in 1998. A total of $25 million (580,000 shares) was purchased before the program was cancelled because of the company's merger with Oryx. The 1995 stock purchase program was completed in August 1997 with expenditures of $60 million in 1997, $195 million in 1996 and $45 million in 1995. A total of 4,829,000 shares was purchased through this program.
     On January 14, 1997, the company's Board of Directors approved an increase in the quarterly dividend payable April 1, 1997, to $.45 per share from $.41 per share.

Liquidity
     The company's balance sheet reflects a solid working capital position and low debt to capitalization. The company's debt has been rated "A", "A3" or "A-" by various rating agencies, resulting in low debt costs. In connection with the merger with Oryx, the rating agencies have reviewed the company's debt ratings. The company has been notified that the new ratings are "BBB+", "Baa1" and "BBB" for its senior unsecured debt. This reflects the substantial increase in debt leverage because of the assumption of Oryx debt obligations. At December 31, 1998, the company's net working capital position was $215 million, an increase of $49 million from the prior year. The strengthening of the working capital position was directly attributable to increases in receivables and inventory generated by the company's European pigment operations since acquisition in March 1998. The 1997 net working capital position was $166 million, a decline from the 1996 year-end position. The merger of the company's North American onshore exploration and production properties contributed to the lower working capital position, since certain components of working capital were converted into the Devon equity investment.
     At year-end 1998, total debt outstanding was $944 million. The percentage of total debt to total capitalization was 41% at December 31, 1998; 29% at December 31, 1997; and 33% at year-end 1996. The higher percentage at year-end 1998 resulted from the increase in borrowings due to the acquisition of the North Sea assets and European pigment operations and capital expenditures that totaled more than the cash proceeds from the sales of the coal operations. The improvement in the 1997 percentage was the direct result of repayment of debt, which more than offset the effect of the stock purchase program on total capitalization.
     The company last issued publicly held debt in October 1997. The majority of the then outstanding floating-rate debt was replaced with $300 million of fixed-rate securities - $150 million of 7.125% debentures (effective rate 7.01%) due October 15, 2027, and $150 million of 6.625% notes (effective rate 6.54%) due October 15, 2007.
     Additionally, the company and/or its subsidiaries have several revolving credit agreements. At year-end 1998, $281 million was outstanding under the agreements with interest payable at varying rates. At December 31, 1998, the company had unused lines of credit and revolving credit facilities of $525 million. Of this amount, $345 million and $90 million could be used to support the commercial paper borrowings of Kerr-McGee Credit LLC and Kerr-McGee Oil (U.K.) PLC, respectively, both wholly owned subsidiaries.
     In 1998, one of the company's wholly owned U.K. subsidiaries, Kerr-McGee Resources Limited, entered into a $76 million revolving credit agreement, of which $71 million was outstanding at year-end. This agreement permits borrowings through May 15, 2003.
     Another facility entered into during 1998 allows for the European operations to borrow up to 500 million Belgian francs (approximately $14 million) and is renewable annually. At December 31, 1998, an amount equal to $8 million was outstanding under this arrangement. Subsequent to year-end 1998, the company and Kerr-McGee Oil (U.K.) PLC notified the lead bank of the intent to eliminate a $75 million credit facility. On February 26, 1999, the company signed two new revolving credit agreements, a 3-year $500 million facility and a 364-day $250 million facility. Initially, one-third of the borrowings under each of these agreements can be made in British pounds sterling, euros or other local European Union currencies. Interest for each of the revolving credit agreements is payable at varying rates.
     At December 31, 1998, the company classified $400 million of its short-term obligations as long-term debt. Final settlement of these obligations, consisting of revolving credit borrowings and commercial paper, is not expected to occur in 1999. The company has the intent and the ability, as evidenced by committed credit arrangements, to refinance this debt on a long-term basis. The company's practice has been to continually refinance its commercial paper, while maintaining levels believed to be appropriate.
     The company finances capital expenditures through internally generated funds and various borrowings. Cash capital expenditures were $550 million in 1998, $341 million in 1997 and $392 million in 1996, a total of $1.3 billion. During this same period, $1.6 billion of net cash was provided by operating activities (exclusive of working capital and other changes), which exceeded cash capital expenditures and dividends paid during the period by approximately $20 million.
     Management anticipates that 1999 cash capital requirements, currently estimated at $545 million after the merger with Oryx, and the capital expenditures programs for the next several years can continue to be provided through internally generated funds and selective short-term and/or long-term borrowings.

Market Risks

     The company is exposed to a variety of market risks, including the effects of movements in foreign currency exchange rates, interest rates and certain commodity prices. The company addresses its risks through a controlled program of risk management that includes the use of derivative financial instruments. The company does not hold or issue derivative financial instruments for trading purposes. See Notes 1 and 15 to the Consolidated Financial Statements for additional discussion of the company's financial instruments and hedging activities.

Foreign Currency Exchange
     The U.S. dollar is the functional currency for the company's international operations, except for its European chemical operations. It is the company's intent to hedge a portion of its monetary assets and liabilities denominated in foreign currencies. Periodically, the company purchases foreign currency forward contracts to provide funds for operating and capital expenditure requirements that will be denominated in foreign currencies, primarily Australian dollars and British pounds sterling. These contracts generally have durations of less than three years. The company also enters into forward contracts to hedge the sale of various foreign currencies, principally generated from accounts receivable for titanium dioxide pigment sales denominated in foreign currencies. These contracts are principally for European currencies and generally have durations of less than a year. Since these contracts qualify as hedges and correlate to currency movements, any gains or losses resulting from exchange rate changes are deferred and recognized as adjustments of the hedged transaction when it is settled in cash.
     At year-end 1998 and 1997, the company's derivative financial instruments were comprised only of foreign currency forward contracts. Following are the notional amounts at the contract exchange rates, weighted-average contractual exchange rates and estimated fair value by contract maturity for open contracts at year-end 1998 and 1997 to purchase (sell) foreign currencies. All amounts are U.S. dollar equivalents.

                                                           Notional  Weighted-Average   Estimated Fair
(Millions  of  dollars,  except  average  contract  rate)    Amount     Contract Rate            Value
------------------------------------------------------------------------------------------------------
Open contracts at December 31, 1998 -
  Maturing in 1999 -
    Australian dollar                                           $56             .7117             $48
    German mark                                                  (1)           1.6745              (1)
  Maturing in 2000 -
    Australian dollar                                            21             .6145              21

Open contracts at December 31, 1997 -
  Maturing in 1998 -
    Australian dollar                                            63             .7507              55
    British pound sterling                                       12            1.5897              12
    German mark                                                  (3)           1.7721              (3)
    British pound sterling                                       (1)            .6137              (1)
    Belgian franc                                                (1)          36.0382              (1)
  Maturing in 1999 -
    Australian dollar                                            39             .7377              35


Interest Rates
     The company's exposure to changes in interest rates relates primarily to long-term debt obligations. The company does not currently participate in interest rate-related derivative financial instruments.
     The table below presents principal amounts and related weighted-average interest rates by maturity date for the company's long-term debt obligations outstanding at year-end 1998. All borrowings are in U.S. dollars.

                                                                                There-           Fair Value
(Millions of dollars)               1999    2000     2001     2002     2003     after   Total      12/31/98
-----------------------------------------------------------------------------------------------------------
Fixed-rate debt -
  Principal amount                    $7     $13     $ 12     $ 10      $ 6      $460    $508          $617
  Weighted-average
    interest rate                   9.57%   8.99%    9.61%    9.61%    9.61%     6.98%   7.21%
Variable-rate debt -
  Principal amount                    --     $65     $129     $135      $71        --     400          $400
  Weighted-average
    interest rate                     --    5.43%    6.32%    5.55%    5.58%       --    5.78%


     At December 31, 1997, long-term debt included fixed-rate debt of $517 million (fair value - $632 million) with a weighted-average interest rate of 7.25% and $37 million variable-rate debt, which approximated fair value, with a weighted-average interest rate of 6.04%.

Commodity Prices
     Although no such contracts were entered into during 1998 or 1997, the company has periodically used commodity futures and option contracts to hedge a portion of its crude oil and natural gas sales and natural gas purchased for operations in order to minimize the price risks associated with the production and marketing of crude oil and natural gas. Since the contracts qualified as hedges and correlated to price movements of crude oil and natural gas, any gain or loss from these contracts was explicitly deferred and recognized as part of the hedged transaction.

Environmental Matters

     The company's operations are subject to various environmental laws and regulations. Under these laws, the company is subject to possible obligations to remove or mitigate the effects on the environment of the disposal or release of certain chemical, petroleum or low-level radioactive substances at various sites, including sites that have been designated Superfund sites by the U.S. Environmental Protection Agency (EPA) pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), as amended. At December 31, 1998, the company had received notices that it has been named a potentially responsible party (PRP) with respect to the remediation of 13 existing EPA Superfund sites and may share liability at certain of these sites. In addition, the company and/or its subsidiaries have executed consent orders, operate under a license or have reached agreements to perform or have performed remediation or remedial investigations and feasibility studies on sites not included as EPA Superfund sites.
     The company does not consider the number of sites for which it has been named a PRP to be a relevant measure of liability. The company is uncertain as to its involvement in many of the sites because of continually changing environmental laws and regulations; the nature of the company's businesses; the large number of other PRPs; the present state of the law, which imposes joint and several liability on all PRPs under CERCLA; and pending legal proceedings. Therefore, the company is unable to reliably estimate the potential liability and the timing of future expenditures that may arise from many of these environmental si tes. Reserves have been established for the remediation and reclamation of active and inactive sites where it is probable that future costs will be incurred and the liability is estimable. In 1998, $88 million was added to the reserve for active and inactive sites. At December 31, 1998, the company's reserve for these sites totaled $226 million. In addition, at year-end 1998, the company had a reserve of $73 million for the future costs of the abandonment and removal of offshore well and production facilities at the end of their productive lives. In the Consolidated Balance Sheet, $216 million of the total reserve is classified as a deferred credit, and the remaining $83 million is included in current liabilities.
     Expenditures for the environmental protection and cleanup of existing sites for each of the last three years and for the three-year period ended December 31, 1998, are as follows:

(Millions of dollars)                      1998   1997   1996   Total
---------------------------------------------------------------------
 Charges to environmental reserves         $105   $ 94   $ 56    $255
 Capital expenditures                        24     17     15      56
 Recurring expenses                          13     20     19      52
                                           ----   ----   ----    ----
   Total                                   $142   $131   $ 90    $363
                                           ====   ====   ====    ====

     The company has not recorded in the financial statements potential reimbursements from governmental agencies or other third parties (see Notes 9 and 12). The following table reflects the company's portion of the known estimated costs of investigation and/or remediation that is probable and estimable. The table includes all EPA Superfund sites where the company has been notified it is a PRP under CERCLA and other sites for which the company believes it had some ongoing financial involvement in investigation and/or remediation at year-end 1998.


                                                                                  Total Known            Total
                                                                                    Estimated     Expenditures        Total Number
                                                                                        Costs     Through 1998     of Identifiable
Location of Site                  Stage of Investigation/Remediation                   (Millions of dollars)                  PRPs
----------------------------------------------------------------------------------------------------------------------------------

EPA Superfund sites
  Milwaukee, Wis.                 Executed consent decree to remediate the site of
                                  a former wood-treating facility.  Awaiting approval
                                  of proposed remedy; installed and operating a free-
                                  product recovery system.                               $ 15             $  7                   3

  West Chicago, Ill., two sites   Began cleanup of a portion of one site in 1995, and
  outside the facility            cleanup of the second site began in 1997 (see Note 9).   58               50                   1

  Chicago, Ill., and nine sites
  individually not material       Various stages of investigation/remediation.             32               28                 138
                                                                                         ----             ----                 ---
                                                                                          105               85                 142
                                                                                         ----             ----                 ===
Non-EPA Superfund sites under
consent order, license or
agreement
   West Chicago, Ill., facility   Reached agreement with the City of West Chicago.
                                  Decommissioning is in progress under State of Illinois
                                  supervision while awaiting state license amendment
                                  (see Note 9).  Began shipments to a permanent
                                  disposal facility in 1994.                              385              225

   Cleveland/Cushing, Okla.       Began cleanup in 1996.                                   63               47
                                                                                         ----             ----
                                                                                          448              272
                                                                                         ----             ----
   Non-EPA Superfund sites
   individually not material                                                              213              183
                                                                                         ----             ----

     Total for all sites                                                                 $766             $540
                                                                                         ====             ====


     Management believes adequate reserves have been provided for environmental and all other known contingencies. However, it is possible that additional reserves could be required in the future due to the previously noted uncertainties.

Year 2000 Readiness

     In 1996, the company established a formal Year 2000 Program (Program) to assess and correct Year 2000 problems in both information technology and non-information technology systems. The Program is organized into two major areas: business systems and facilities integrity. Business systems include replacement and upgrade of computer hardware and software, including major business applications such as purchasing, inventory, engineering, financial, human resources, etc. Facilities integrity encompasses telecommunications, plant process controls, instrumentation and embedded chip systems as well as an assessment of third-party Year 2000 readiness. The Program is generally divided into the following phases:

  - Identification and evaluation of systems that need to be modified or replaced.
  - Remediation work to modify existing systems or install new systems.
  - Testing and validation of systems and applications.

     An integral part of the Program is communication with third parties to assess the status of their Year 2000 efforts. Formal communications have been initiated with critical suppliers to determine whether their operations and/or the products and services provided to the company will be Year 2000 ready. In addition, the company has contacted key customers requesting information regarding their Year 2000 readiness. The company continues to evaluate responses and make additional inquiries as needed.
     The company is also developing contingency plans which include manual systems and other procedures to accommodate significant disruptions that could be caused by system failures. When possible, alternative providers are being identified in the event that certain critical suppliers are unable to provide an acceptable level of service to the company.
     At December 31, 1998, approximately 99% of the planned work on the business systems had been completed, with all phases completed in the first quarter of 1999. Most of these projects were system replacements to improve business functionality and were not undertaken solely because of Year 2000 issues.
Approximately 70% of the planned work on facilities integrity was also completed. These activities are expected to be completed by the third quarter of 1999. Ongoing work in the areas of contingency planning, third-party communications and Year 2000 response team training is expected through the end of 1999.
     Inception-to-date Program expenditures totaled $42 million at year-end 1998, which includes $16 million spent during 1998. The total capital and operating costs to achieve Year 2000 readiness are estimated to be $45 million over the period of the Program, which is not material to the company's consolidated results of operations, financial position or cash flows. Program expenditures are provided through internally generated funds and selective short-term and/or long-term borrowings.
     The merger with Oryx was completed in the first quarter of 1999, and the Year 2000 programs of the companies were combined. Approximately 75% of Oryx's business systems will be replaced with Kerr-McGee's Year 200 0-compliant systems. The remaining business systems will be modified to be Year 2000 compliant by the third quarter of 1999. The status of the facilities integrity is being assessed and will be included in the company's Program. Therefore, the cost and progress of the Kerr-McGee Program will be impacted and future disclosures adjusted appropriately.
     The failure to correct a material Year 2000 problem could result in disruption to some aspects of the company's normal business activities or operations. Such failures could have a material adverse effect on the company's results of operations and cash flows in a particular quarter or annual period. Management believes that the Program is comprehensive and reduces Year 2000 risks associated with internal systems to a manageable level. Regardless of management's efforts to assess and verify readiness, there can be no assurance that all entities with which the company does business will be Year 2000 compliant. Contingency plans are being developed to address these concerns. However, failure by a third party to remediate Year 2000 issues in a timely manner could have a material adverse effect on the company's results of operations and cash flows in a particular quarter or annual period. This would most likely result from failure of critical operating or safety components or the failure of a key third-party supplier or customer.

New Accounting Standards

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Amounts capitalized or expensed by the company for internal-use software projects are not expected to differ materially as a result of the SOP, since the prescribed accounting treatment is fairly consistent with the company's current accounting policy. The effect of the SOP is to be recognized prospectively and is effective for 1999 financial statements.
     SOP No. 98-5, "Reporting on the Costs of Start-Up Activities," was issued in April 1998. It requires that costs related to start-up activities, including organization costs, be expensed as incurred. The SOP will be adopted for the first quarter of 1999, and the company will recognize approximately $6 million ($4 million after income taxes) as the cumulative effect of the change in accounting principle. These costs were carried as deferred charges at year-end 1998.
     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative and Hedging Activities." The statement requires recording all derivative instruments as assets or liabilities, measured at fair value. The standard is effective for fiscal years beginning after June 15, 1999. The company is currently evaluating the impact the standard will have on income from continuing operations; however, management believes it will be immaterial due to the limited amount of hedging activity in which the company engages.

Cautionary Statement Concerning Forward-Looking Statements

     The company has made certain forward-looking statements in this report, which are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the company's management. Forward-looking statements are not guarantees of performance.
     Certain information in the Year 2000 Readiness section is forward looking. The Year 2000 Program and the date on which the company believes it will be completed are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no assurance that there will not be a delay in, or increased costs associated with, the im plementation of the Year 2000 Program.
     Forward-looking statements include information concerning possible or assumed future results and may be preceded by, followed by, or otherwise include the words "believes", expects", "anticipates", "intends", "plans", "estimates", or similar expressions. For those statements, the company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Responsibility for Financial Reporting

     The company's management is responsible for the integrity and objectivity of the financial data contained in the financial statements. These financial statements have been prepared in conformity with generally accepted accounting principles appropriate under the circumstances and, where necessary, reflect informed judgments and estimates of the effects of certain events and transactions based on currently available information at the date the financial statements were prepared.
     The company's management depends on the company's system of internal accounting controls to assure itself of the reliability of the financial statements. The internal control system is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and transactions are executed in accordance with management's authorizations and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Periodic reviews are made of internal controls by the company's staff of inte rnal auditors, and corrective action is taken if needed.
     The Board of Directors reviews and monitors financial statements through its audit committee, which is composed solely of directors who are not officers or employees of the company. The audit committee meets regularly with the independent public accountants, internal auditors and management to review internal accounting controls, auditing and financial reporting matters.
     The independent public accountants are engaged to provide an objective and independent review of the company's financial statements and to express an opinion thereon. Their audits are conducted in accordance with generally accepted auditing standards, and their report is included below.

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Kerr-McGee Corporation:

     We have audited the accompanying consolidated balance sheet of Kerr-McGee Corporation (a Delaware corporation) and subsidiary companies as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income and stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerr-McGee Corporation and subsidiary companies as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Oklahoma City, Oklahoma,
  February 26, 1999

                                          ARTHUR ANDERSEN LLP


Consolidated Statement of Income

(Millions of dollars, except per-share amounts)                                 1998       1997      1996
---------------------------------------------------------------------------------------------------------
Sales                                                                         $1,396     $1,388    $1,566
                                                                              ------     ------    ------
Costs and Expenses
  Costs and operating expenses                                                   818        739       804
  General and administrative expenses                                            176        136       197
  Depreciation and depletion                                                     269        239       267
  Asset impairment                                                               370        --         25
  Exploration, including dry holes and amortization of undeveloped leases         84        65         74
  Taxes, other than income taxes                                                  18         20        30
  Interest and debt expense                                                       58         47        52
                                                                              ------     ------    ------
    Total Costs and Expenses                                                   1,793      1,246     1,449
                                                                              ------     ------    ------
                                                                                (397)       142       117
Other Income                                                                      22         90       132
                                                                              ------     ------    ------
Income (Loss) from Continuing Operations before Income Taxes                    (375)       232       249
Provision (Benefit) for Income Taxes                                            (148)        71        85
                                                                              ------     ------    ------
Income (Loss) from Continuing Operations                                        (227)       161       164
Income from Discontinued Operations, net of taxes of
  $156 in 1998, $12 in 1997 and $18 in 1996                                      277         33        56
                                                                              ------     ------    ------
Net Income                                                                    $   50     $  194    $  220
                                                                              ======     ======    ======
Net Income (Loss) per Common Share
  Basic -
    Continuing operations                                                     $(4.78)    $ 3.38    $ 3.32
    Net income                                                                  1.06       4.06      4.45
  Diluted -
    Continuing operations                                                      (4.78)      3.36      3.30
    Net income                                                                  1.06       4.04      4.43

The accompanying notes are an integral part of this statement.


Consolidated Statement of Comprehensive Income and Stockholders' Equity

                                                                                 Accumulated
                                                         Capital in                    Other                Deferred          Total
                                    Comprehensive Common  Excess of  Retained  Comprehensive  Treasury  Compensation  Stockholders'
(Millions of dollars)                      Income  Stock  Par Value  Earnings  Income (Loss)     Stock     and Other         Equity
-----------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1995                            $54       $318    $1,209            $26    $(111)         $(80)         $1,416
  Net income                                 $220     --         --       220             --       --            --             220
  Unrealized gains on securities,
    net of $5 income tax                        9     --         --        --              9       --            --               9
  Realized gains on securities,
    net of $8 income tax                      (15)    --         --        --            (15)      --            --             (15)
  Appreciation of securities
    donated, net of $5
    income tax                                 (8)    --         --        --             (8)      --            --              (8)
  Shares issued                                --     --         16        --             --       --            --              16
  Shares acquired                              --     --         --        --             --     (195)           --            (195)
  Dividends declared
    ($1.64 per share)                          --     --         --       (81)            --       --            --             (81)
  Other                                        --     --         --        --             --       --             5               5
                                             ----    ---       ----    ------            ---    -----          ----          ------
    Total                                    $206
                                             ====

Balance December 31, 1996                             54        334     1,348             12     (306)          (75)          1,367
  Net income                                 $194     --         --       194             --       --            --             194
  Unrealized gains on securities,
    net of $1 income tax                        2     --         --        --              2       --            --               2
  Realized gains on securities,
    net of $6 income tax                      (12)    --         --        --            (12)      --            --             (12)
  Appreciation of securities
    donated, net of $1
    income tax                                 (2)    --         --        --             (2)      --            --              (2)
  Shares issued                                --     --         12        --             --       --            --              12
  Shares acquired                              --     --         --        --             --      (57)           --             (57)
  Dividends declared
    ($1.80 per share)                          --     --         --       (86)            --       --            --             (86)
  Other                                        --     --         --        --             --       --            22              22
                                             ----    ---       ----    ------            ---    -----          ----          ------
    Total                                    $182
                                             ====

Balance December 31, 1997                             54        346     1,456             --     (363)          (53)          1,440
  Net income                                 $ 50     --         --        50             --       --            --              50
  Foreign currency
    translation adjustment                     (5)    --         --        --             (5)      --            --              (5)
  Minimum pension liability
    adjustment                                 (3)    --         --        --             (3)      --            --              (3)
  Shares issued                                --     --          3        --             --       --            --               3
  Shares acquired                              --     --         --        --             --      (25)           --             (25)
  Dividends declared
    ($1.80 per share)                          --     --         --       (86)            --       --            --             (86)
  Effect of equity
    affiliate's merger                         --     --         --       (51)            --       --            --             (51)
  Other                                        --     --         --        --             --       --            10              10
                                             ----    ---       ----    ------            ---    -----          ----          ------
    Total                                    $ 42
                                             ====

Balance December 31, 1998                            $54       $349    $1,369            $(8)   $(388)         $(43)         $1,333
                                                     ===       ====    ======            ===    =====          ====          ======

The  accompanying  notes are an integral part of this statement.


Consolidated Balance Sheet

 (Millions of dollars)                                                           1998       1997
 -----------------------------------------------------------------------------------------------
 ASSETS
 Current Assets
   Cash                                                                       $   114    $   183
   Accounts receivable, net of allowance for doubtful accounts
     of $5 in both 1998 and 1997                                                  305        274
   Inventories                                                                    246        172
   Deposits, prepaid expenses and other                                            86         60
                                                                              -------    -------
     Total Current Assets                                                         751        689
 Investments
   Equity affiates                                                                170        273
   Other assets                                                                    49         60
 Property, Plant and Equipment - Net                                            2,288      1,998
 Deferred Charges                                                                  83         76
                                                                              -------    -------
       Total Assets                                                           $ 3,341    $ 3,096
                                                                              =======    =======

 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current Liabilities
   Accounts payable                                                           $   291    $   247
   Short-term borrowings                                                           36         25
   Long-term debt due within one year                                               7          2
   Taxes on income                                                                 --         36
   Taxes, other than income taxes                                                   7         17
   Accrued liabilities                                                            195        196
                                                                              -------    -------
     Total Current Liabilities                                                    536        523
                                                                              -------    -------

 Long-Term Debt                                                                   901        552
                                                                              -------    -------
 Deferred Credits and Reserves
   Income taxes                                                                   189        159
   Other                                                                          382        422
                                                                              -------    -------
     Total Deferred Credits and Reserves                                          571        581
                                                                              -------    -------
 Stockholders' Equity
   Common stock, par value $1.00 - 150,000,000 shares authorized,
     54,177,938 shares issued in 1998 and 54,120,747 shares issued in 1997         54         54
   Capital in excess of par value                                                 349        346
   Preferred stock purchase rights                                                  1          1
   Retained earnings                                                            1,369      1,456
   Accumulated other comprehensive loss                                            (8)        --
   Common stock in treasury, at cost - 7,010,790 shares in 1998 and
     6,434,465 shares in 1997                                                    (388)      (363)
   Deferred compensation                                                          (44)       (54)
                                                                              -------    -------
     Total Stockholders' Equity                                                 1,333      1,440
                                                                              -------    -------
       Total Liabilities and Stockholders' Equity                             $ 3,341    $ 3,096
                                                                              =======    =======


The "successful efforts" method of accounting for oil and gas exploration and production activities has been followed in preparing this balance sheet.
The accompanying notes are an integral part of this balance sheet.


Consolidated Statement of Cash Flows

(Millions of dollars)                                                               1998     1997     1996
----------------------------------------------------------------------------------------------------------
Cash Flow from Operating Activities
   Net income                                                                      $  50    $ 194    $ 220
   Adjustments to reconcile to net cash provided by operating activities -
     Deferred income taxes                                                           (61)      36       68
     Depreciation, depletion and amortization                                        298      271      307
     Asset impairment                                                                370       --       25
     Provision for environmental reclamation and remediation of inactive sites        41       20       43
     Gain on sale of coal operations, net of income taxes                           (257)      --       --
     Gain on sale of exploration and production properties                            --       (6)     (21)
     Realized gain on available-for-sale securities                                   --      (18)     (23)
     Retirements and (gain) loss on sale of other assets                              13       (4)      (3)
     Noncash items affecting net income                                              (19)       1       18
     Changes in current assets and liabilities and other, net of effects of operations acquired and sold -
          Decrease in accounts receivable                                             29      132       48
          (Increase) decrease in inventories                                         (56)      40        1
          (Increase) decrease in deposits and prepaids                               (26)      13       59
          Increase (decrease) in accounts payable and accrued liabilities             28      (16)     (37)
          Increase (decrease) in taxes payable                                      (165)      31      (22)
          Other                                                                     (146)    (125)     (38)
                                                                                    ----    -----    -----
            Net cash provided by operating activities                                 99      569      645
                                                                                    ----    -----    -----
Cash Flow from Investing Activities
  Capital expenditures                                                              (550)    (341)    (392)
  Acquisitions                                                                      (518)      --       --
  Proceeds from sale of discontinued operations                                      599       --       13
  Proceeds from sale of chemical and exploration and production properties            39       18       48
  Proceeds from sale of available-for-sale securities                                 --       21       29
  Proceeds from sale of other assets                                                  11       17       11
  Proceeds from sale of long-term investments                                         10       13       17
  Purchase of long-term investments                                                   (3)     (14)      (6)
                                                                                    ----    -----    -----
            Net cash used in investing activities                                   (412)    (286)    (280)
                                                                                    ----    -----    -----
Cash Flow from Financing Activities
  Issuance of long-term debt                                                         401      299       24
  Issuance of common stock                                                             3       12       16
  Increase (decrease) in short-term borrowings                                        11      (12)     (57)
  Repayment of long-term debt                                                        (50)    (375)     (36)
  Dividends paid                                                                     (86)     (85)     (83)
  Purchase of treasury stock                                                         (25)     (60)    (195)
                                                                                    ----    -----    -----
            Net cash provided by (used in) financing activities                      254     (221)    (331)
                                                                                    ----    -----    -----

Effects of Exchange Rate Changes on Cash and Cash Equivalents                        (10)      --       --
                                                                                    ----    -----    -----
Net Increase (Decrease) in Cash and Cash Equivalents                                 (69)      62       34
Cash and Cash Equivalents at Beginning of Year                                       183      121       87
                                                                                    ----    -----    -----
Cash and Cash Equivalents at End of Year                                            $114    $ 183    $ 121
                                                                                    ====    =====    =====

The  accompanying  notes are an integral part of this statement.


Notes to Financial Statements

1. Significant Accounting Policies

Basis of Presentation
     The consolidated financial statements include the accounts of all subsidiary companies that are more than 50% owned and the proportionate share of joint ventures in which the company has an undivided interest. Investments in affiliated companies that are 20% to 50% owned are carried as Investments - Equity affiliates in the Consolidated Balance Sheet at cost, adjusted for equity in undistributed earnings. Except for dividends and changes in ownership interest, changes in equity for undistributed earnings are included in the Consolidated Statement of Income. All material intercompany transactions have been eliminated.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as additional information becomes known.

Foreign Currencies
     The U.S. dollar is the functional currency for each of the company's international operations, except for its European chemical operations. Foreign currency transaction gains or losses are recognized in the period incurred. The net foreign currency transaction losses in 1998 and 1997 were immaterial. The company recorded net foreign currency transaction losses of $9 million in 1996.
     The local currencies are the functional currencies for the European chemical operations. Translation adjustments resulting from translating the functional currency financial statements into U.S. dollar equivalents are reported separately in accumulated other comprehensive income (loss).

Net Income (Loss) per Common Share
     Basic net income per share includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period and common stock equivalents.
     The weighted-average number of shares used to compute basic net income per share was 47,504,409 in 1998; 47,807,916 in 1997 and 49,419,993 in 1996. After
adding the dilutive effect of the conversion of options to the weighted-average number of shares outstanding, the shares used to compute diluted net income per share were 48,000,082 in 1997 and 49,657,890 in 1996. There was no dilution for 1998 since the company incurred a loss from continuing operations.
     Not included in the calculation of the denominator for diluted net income per share were 157,000 and 153,000 employee stock options outstanding at year-end 1997 and 1996, respectively. The inclusion of these options would have been anti-dilutive since they were not "in the money" at the end of the respective years.

Cash Equivalents
     The company considers all investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents totaling $57 million in 1998 and $132 million in 1997 were comprised of time deposits, certificates of deposit and U.S. government securities.
Inventories
     The costs of the company's product inventories are determined by the first-in, first-out (FIFO) method. Inventory carrying values include material costs, labor and the associated indirect manufacturing expenses. Materials and supplies are valued at average cost.
Property, Plant and Equipment
     Oil and Gas - Exploration expenses, including geological and geophysical costs, rentals and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized by field using the unit-of-production method as the oil and gas are produced.
     Undeveloped acreage costs are capitalized and amortized at rates that provide full amortization on abandonment of unproductive leases. Costs of abandoned leases are charged to the accumulated amortization accounts, and costs of productive leases are transferred to the developed property accounts.
     Other - Property, plant and equipment is stated at cost less reserves for depreciation, depletion and amortization. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized. Costs of nonproducing mineral acreage surrendered or otherwise disposed of are charged to expense at the time of disposition.
     Depreciation and Depletion - Property, plant and equipment is depreciated or depleted over its estimated life by the unit-of-production or the straight-line method. Capitalized exploratory drilling and development costs are amortized using the unit-of-production method based on total estimated proved developed oil and gas reserves. Amortization of producing leasehold, platform costs and acquisition costs of proved properties is based on the unit-of-production method using total estimated proved reserves. In arriving at rates under the unit-of-production method, the quantities of recoverable oil, gas and other minerals are based on estimates made by the company's geologists and engineers.
     Retirements and Sales - The costs and related depreciation, depletion and amortization reserves are removed from the respective accounts upon retirement or sale of property, plant and equipment. The resulting gain or loss is included in other income.
     Interest Capitalized - The company capitalizes interest costs on major projects that require a considerable length of time to complete. Interest capitalized in 1998, 1997 and 1996 was $12 million, $8 million and $9 million, respectively.

Impairment of Long-Lived Assets
     Proved oil and gas properties are reviewed for impairment on a field-by-field basis when facts and circumstances indicate that their carrying amounts may not be recoverable. In performing this review, future cash flows are estimated by applying estimated future oil and gas prices to estimated future production, less estimated future expenditures to develop and produce the reserves. If the sum of these estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property, an impairment loss is recognized for the excess of the carrying amount over the estimated fair value of the property.
     Other assets are reviewed for impairment by asset group for which the lowest level of independent cash flows can be identified and impaired in the same manner as proved oil and gas properties.

Revenue Recognition
     Except for natural gas sales, revenue is recognized when title passes to the customer. Natural gas revenues and gas-balancing arrangements with partners in natural gas wells are recognized when the gas is produced using the entitlements method of accounting and are based on the company's net working interests. At December 31, 1998 and 1997, both the quantity and dollar amount of gas balancing arrangements were immaterial.

Lease Commitments
     The company utilizes various leased properties in its operations, principally for office space. Net lease rental expense was $19 million in 1998, $14 million in 1997 and $13 million in 1996.
     The aggregate minimum annual rentals under noncancelable leases in effect on December 31, 1998, totaled $72 million, of which $13 million is due in 1999, $12 million in 2000, $27 million in the period 2001 through 2003 and $20 million thereafter.

Income Taxes
     Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Site Dismantlement, Reclamation and Remediation Costs
     The company provides for the estimated cost at current prices of the dismantlement and removal of oil and gas production and related facilities. Such costs are accumulated over the estimated lives of the facilities by the use of the unit-of-production method. As sites of environmental concern are identified, the company assesses the existing conditions, claims and assertions, generally related to former operations, and records an estimated undiscounted liability when environmental assessments and/or remedial efforts are probable and the associated costs can be reasonably estimated.

Employee Stock Option Plans
     The company accounts for its employee stock option plans using the intrinsic value method in accordance with Accounting Principles Board Opinion
(APB) No. 25, "Accounting for Stock Issued to Employees."

Futures, Forward and Option Contracts
     The company hedges a portion of its monetary assets, liabilities and commitments denominated in foreign currencies. Periodically, the company purchases foreign currency forward contracts to provide funds for operating and capital expenditure requireme nts that will be denominated in foreign currencies and sells foreign currency forward contracts to convert receivables that will be paid in foreign currencies to U.S. dollars. Since these contracts qualify as hedges and correlate to currency movements, any gain or loss resulting from market changes is offset by gains or losses on the hedged receivable, capital item or operating cost.
     In 1996, the company also entered into foreign currency forward contracts to sell various foreign currencies in anticipation of titanium dioxide pigment sales denominated in foreign currencies. These contracts were marked-to-market with the resulting gain or loss reflected in income in the period in which the change occurred. There were no open contracts at year-end 1997, and no contracts were entered into in 1998. Open contracts at year-end 1996 matured throughout 1997. Net gains and losses on these contracts in both 1997 and 1996 were immaterial.

2. Cash Flow Information

     Net cash provided by operating activities reflects cash payments for income taxes and interest as follows:

(Millions of dollars)                             1998         1997         1996
--------------------------------------------------------------------------------
Income taxes paid                                 $149         $ 49         $ 37
Interest paid                                       64           47           60

     Noncash transactions not reflected in the Consolidated Statement of Cash Flows include capital expenditures for which payment will be made in the subsequent year totaling $43 million, $19 million and $4 million at year-end 1998, 1997 and 1996, respectively; transactions during 1997 associated with the assignments of interest in certain North Sea oil and gas properties; the revaluation of certain investments to fair value and transactions affecting deferred compensation associated with the Employee Stock Ownership Plan in each of the three years. See Notes 15 and 19.
     Effective December 31, 1996, the company merged its North American onshore exploration and production properties into Devon Energy Corporation (Devon) in exchange for 9,954,000 shares of Devon common stock (see Note 4). This transaction was not reflected in the Consolidated Statement of Cash Flows due to its noncash nature.

3. Inventories

     Major categories of inventories at year-end 1998 and 1997 are:

(Millions of dollars)                               1998        1997
--------------------------------------------------------------------
Chemicals and other products                        $185        $119
Materials and supplies                                53          48
Crude oil                                              8           5
                                                    ----        ----
     Total                                          $246        $172
                                                    ====        ====

4. Investments - Equity Affiliates

     At December 31, 1998 and 1997, investments in equity affiliates are as follows:

(Millions of dollars)                                           1998        1997
--------------------------------------------------------------------------------
Devon Energy Corporation                                        $108        $217
Javelina Company                                                  30          32
National Titanium Dioxide Company Limited                         18          12
Other                                                             14          12
                                                                ----        ----
     Total                                                      $170        $273
                                                                ====        ====

     The company holds 9,954,000 shares of Devon common stock, a publicly traded oil and gas exploration and production company, representing an ownership interest in Devon of approximately 21% and 31% at December 31, 1998 and 1997, respectively. The initial 31% investment in Devon was recorded at the carrying value of the North American onshore properties merged into Devon at December 31, 1996. The change in ownership interest resulted from Devon's merger with a third party, which was accounted for as a pooling of interests. In 1998, the carrying amount of the investment in Devon stock was adjusted for the issuance of additional common stock that resulted from the merger, and retained earnings were charged $51 million for the decrease in the company's share of Devon's net assets resulting from the merger. Devon also recorded a full cost writedown in 1998. The company's proportionate share of the writedown was $27 million. The market value of the company's investment in Devon was $305 million at year-end 1998, based on the closing price of Devon's common stock as reported in The Wall Street Journal.
     Javelina Company and National Titanium Dioxide Company Limited represent the company's investment of 40% and 25%, respectively, in non-exploration and production joint ventures or partnerships.
     Following are financial summaries of the company's equity affiliates. Due to immateriality, investments shown as Other in the preceding table have been excluded from the information below.

(Millions of dollars)                                1998        1997       1996
--------------------------------------------------------------------------------
Results of operations -
  Net sales(1)                                    $   593     $   570    $   207
  Net income (loss)                                   (41)        105         22
Financial position -
  Current assets                                      222         198
  Property, plant and equipment - net               1,334         990
  Total assets                                      1,582       1,215
  Current liabilities                                 170         123
  Total liabilities                                   844         470
  Stockholders' equity                                738         745

(1) Includes net sales to the company of $2 million, $26 million and $44 million for 1998, 1997 and 1996, respectively.

5. Investments - Other Assets

     Investments in other assets consist of the following at December 31, 1998 and 1997:

(Millions of dollars)                                               1998  1997
------------------------------------------------------------------------------
Net deferred tax asset                                               $17   $22
U.S. government obligations                                           17    19
Patents                                                                6     6
Long-term notes receivable, net of $9 allowance
  for doubtful notes in both 1998 and 1997                             3     5
Equity securities                                                     --     2
Other                                                                  6     6
                                                                     ---   ---
     Total                                                           $49   $60
                                                                     ===   ===

6. Property, Plant and Equipment

     Fixed assets and related reserves by business segment at December 31, 1998 and 1997, are as follows:

                                                            Reserves for
                                                          Depreciation and
                                     Gross Property           Depletion         Net Property
(Millions of dollars)                 1998     1997         1998     1997      1998    1997(1)
----------------------------------------------------------------------------------------------

Exploration and production          $3,710   $2,888       $2,053   $1,677    $1,657  $1,211
Chemicals                            1,162    1,020          588      506       574     514
Other                                  130      147           73       90        57      57
Discontinued operations                 --      547           --      331        --     216
                                    ------   ------       ------   ------    ------  ------
  Total                             $5,002   $4,602       $2,714   $2,604    $2,288  $1,998
                                    ======   ======       ======   ======    ======  ======

(1) Includes chemical assets held for sale of $11 million.

7. Deferred Charges

Deferred charges are as follows at year-end 1998 and 1997:

(Millions of dollars)                               1998  1997
--------------------------------------------------------------
Pension plan prepayment                              $41   $42
Nonqualified pension plan deposit                     10     7
Amounts pending recovery from third parties            8    --
Preoperating and startup costs                         6     8
Intangible assets                                      3     6
Other                                                 15    13
                                                     ---   ---
  Total                                              $83   $76
                                                     ===   ===

8. Debt

Lines of Credit and Short-Term Borrowings
     At year-end 1998, the company had available unused bank lines of credit and revolving credit facilities of $525 million. Of this amount, $345 million and $90 million can be used to support commercial paper borrowing arrangements of Kerr-McGee Credit LLC and Kerr-McGee Oil (U.K.) PLC, respectively.
     The company has arrangements to maintain compensating balances with certain banks that provide credit. At year-end 1998, the aggregate amount of such compensating balances was immaterial, and the company was not legally restricted from withdrawing all or a portion of such balances at any time during the year.
     Short-term borrowings at year-end 1998 consisted of commercial paper totaling $28 million (6.37% average effective interest rate) and notes payable of $8 million (3.63% average interest rate). Outstanding at year-end 1997 was a note payable of $25 million (5.98% interest rate).

Long-Term Debt
     The company's policy is to classify certain borrowings under revolving credit facilities and commercial paper as long-term debt since the company has the ability under certain revolving credit agreements and the intent to maintain these obligations for longer than one year. At year-end 1998 and 1997, debt totaling $400 million and $37 million, respectively, was classified as long-term consistent with this policy.
     Long-term debt consisted of the following at year-end 1998 and 1997:

(Millions of dollars)                                                                1998     1997
--------------------------------------------------------------------------------------------------
Debentures -
  7.125% Debentures due October 15, 2027 (7.01% effective rate)                      $150     $150
  7% Debentures due November 1, 2011, net of unamortized debt discount of
     $105 in 1998 and $108 in 1997 (14.25% effective rate)                            145      142
  8-1/2% Sinking fund debentures due June 1, 2006                                      11       22
Notes payable -
  6.625% Notes due October 15, 2007 (6.54% effective rate)                            150      150
  Variable  interest rate revolving credit agreements with banks
    (5.54%  average  rate at  December  31,  1998):  $65 due March 6, 2000;
    $10 due December 4, 2001; $135 due April 28, 2002; $71 due May 15, 2003           281       37
Commercial paper (6.37% average effective interest rate at December 31, 1998)         119       --
Guaranteed Debt of Employee Stock Ownership Plan 9.61% Notes due in installments
    through January 2, 2005                                                            49       51
Other                                                                                   3        2
                                                                                     ----     ----
                                                                                      908      554
Long-term debt due within one year                                                     (7)      (2)
                                                                                     ----     ----
    Total                                                                            $901     $552
                                                                                     ====     ====

     Maturities of long-term debt due after December 31, 1998, are $7 million in 1999, $78 million in 2000, $141 million in 2001, $145 million in 2002, $77 million in 2003 and $460 million thereafter.
     Additional information regarding the major changes in debt during the periods and unused commitments for financing is included in the Financial Condition discussion in Management's Discussion and Analysis.

9. Contingencies

West Chicago
     In 1973, a wholly owned subsidiary, Kerr-McGee Chemical Corporation, closed the facility at West Chicago, Illinois, that processed thorium ores. Kerr-McGee Chemical Corporation now operates as Kerr-McGee Chemical LLC (Chemical). Operations resulted in some low-level radioactive contamination at the site and, in 1979, Chemical filed a plan with the Nuclear Regulatory Commission (NRC) to decommission the facility. The NRC transferred jurisdiction of this site to the State of Illinois (the State) in 1990. The following discusses the current status of various matters associated with the West Chicago site.
     Closed Facility - In 1994, Chemical, the City of West Chicago (the City) and the State reached agreement on the initial phase of the decommissioning plan for the closed West Chicago facility, and Chemical began shipping material from the site to a licensed permanent disposal facility.
     In February 1997, Chemical executed an agreement with the City as to the terms and conditions for completing the final phase of decommissioning work. The State indicated approval of this agreement and has issued license amendments authorizing much of the work. Chemical expects the majority of the work to be completed within five years.
     In 1992, the State enacted legislation imposing an annual storage fee equal to $2 per cubic foot of byproduct material located at the closed facility. The storage fee cannot exceed $26 million per year, and any storage fee payments must be reimbursed to Chemical as decommissioning costs are incurred. Chemical has been fully reimbursed for all storage fees paid pursuant to this legislation. In June 1997, the legislation was amended to provide that future storage fee obligations are to be offset against decommissioning costs incurred but not yet reimbursed.
     Offsite Areas - The U.S. Environmental Protection Agency (EPA) has listed four areas in the vicinity of the West Chicago facility on the National Priority List that the EPA promulgates under authority of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and has designated Chemical as a potentially responsible party in these four areas. The EPA issued unilateral administrative orders for two of these areas (referred to as the residential areas and Reed-Keppler Park), which require Chemical to conduct removal actions to excavate contaminated soils and ship the soils elsewhere for disposal. Without waiving any of its rights or defenses, Chemical has begun the cleanup of these two sites.
     Judicial Proceedings - In December 1996, a lawsuit was filed against the company and Chemical in Illinois state court on behalf of a purported class of present and former West Chicago residents. The lawsuit seeks damages for alleged diminution in property values and the establishment of a medical monitoring fund to benefit those allegedly exposed to thorium wastes originating from the former facility. The case was removed to federal court and is being vigorously defended.
     Government Reimbursement - Pursuant to Title X of the Energy Policy Act of 1992 (Title X), the U.S. Department of Energy is obligated to reimburse Chemical for certain decommissioning and cleanup costs in recognition of the fact that much of the facility's production was dedicated to United States government contracts. Title X was amended in 1998 to increase the amount authorized to $140 million plus inflation adjustments. Through January 31, 1999, Chemical has been reimbursed approximately $54 million under Title X.

Other Matters
     The company's current and former operations involve management of regulated materials and are subject to various environmental laws and regulations. These laws and regulations will obligate the company to clean up various sites at which petroleum, chemicals, low-level radioactive substances or other regulated materials have been disposed of or released. Some of these sites have been designated Superfund sites by the EPA pursuant to CERCLA. The company is also a party to legal proceedings involving environmental matters pending in various courts and agencies. As of December 31, 1998, the company's estimate for the cost to investigate and/or remediate all presently identified sites of former or current operations, based on currently known facts and circumstances, totaled $226 million, which includes $168 million for the former West Chicago facility, the residential areas and Reed-Keppler Park. Reserves have been established based on this estimate. Expenditures are reduced by the amounts recovered under government programs. Expenditures from inception through December 31, 1998, totaled $540 million for currently known sites.
     In addition to the environmental issues previously discussed, the company or its subsidiaries are also a party to a number of other legal proceedings pending in various courts or agencies in which the company or a subsidiary appears as plaintiff or defendant.
     It is not possible for the company to reliably estimate the amount and timing of all future expenditures related to environmental matters because of:
     -  the difficulty of estimating cleanup costs;
     - the uncertainty in quantifying liability under environmental laws that impose joint and several liability on all potentially responsible parties; and
     -  the  continually changing nature of environmental laws and regulations.

     The company provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable. Although management believes, after consultation with general counsel, that adequate reserves have been provided for all known contingencies, the ultimate cost will depend on the resolution of the above-noted uncertainties. Therefore, it is possible that additional reserves could be required in the future.

10. Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Assets to Be Held and Used
     At year-end 1998, certain oil and gas fields in the North Sea, China and the Gulf of Mexico and two domestic chemical plants were deemed to be impaired because the assets were no longer expected to recover their net book values through future cash flows. Expectations of future cash flows were lower than those previously forecasted primarily as a result of continued weakness in crude oil, natural gas and certain chemical product prices. Downward reserve revisions were also deemed necessary for certain fields.
     The oil and gas impairment test was based on estimates of future cash flows for each field. Crude oil price estimates were $13 per barrel for 1999, increasing $1 per barrel each year up to $20 per barrel. Natural gas price estimates were $2.25 per MMBtu for 1999, increasing $.10 per MMBtu each year up to $2.45 per MMBtu. These prices, consistent with forecasts by investment bankers and industry consultants, were applied to production profiles developed by the company's engineers using proved reserves at December 31, 1998. Probable reserves and future development costs were taken into consideration when justified by actual drilling and planned additional drilling.
     The chemical impairment test was based on current prices for a variety of different products, including vanadium compounds and fertilizers manufactured at the Soda Springs, Idaho, plant and synthetic rutile manufactured at the Mobile, Alabama, plant. These prices were escalated based on current market perceptions.
     The impairment loss was determined based on the difference between the carrying value of the assets and the present value of future cash flows discounted at 10% or market value when appropriate. The resulting impairment loss represents 16% and 9% of the carrying value of exploration and production and chemical assets, respectively, before the impairment.
     In addition, certain oil and gas fields in the Gulf of Mexico were impaired in 1996. There was no impairment loss recognized in 1997.
     Following is the impairment loss for assets held and used by segment for each of the years ended December 31, 1998 and 1996.

(Millions of dollars)                                   1998   1996
-------------------------------------------------------------------
Exploration and production                              $313   $ 22
Chemicals                                                 57    --
                                                        ----   ----
     Total                                              $370   $ 22
                                                        ====   ====

Assets to Be Disposed Of
     The company withdrew from the ammonium perchlorate business in 1998. The carrying value of these assets was approximately $9 million. The gain on the sale was immaterial.
     During 1997, the company's exploration and production operating unit completed the program to divest a number of crude oil and natural gas producing properties considered to be nonstrategic. Most of these properties were located onshore in the United States; however, some were located in the Gulf of Mexico, Canada and the North Sea. Net gains recognized on the sales of properties included in the divestiture program totaled $6 million in 1997 and $13 million in 1996. The divestiture program properties did not constitute a material portion of the company's oil and gas production or cash flows from operations for 1997 or 1996 or year-end 1996 oil and gas reserves.
     Certain chemical facilities were closed during 1996. A $3 million impairment loss was recognized in 1996, which reduced the carrying value of the assets to nil.
     Following are the sales and pretax income included in the Consolidated Statement of Income in each of the last three years for assets sold during the three-year period ended December 31, 1998. Any impairment loss is included in the pretax income amounts. The company had no material assets held for disposal at year-end 1998.

(Millions of dollars)                                1998   1997   1996
-----------------------------------------------------------------------
Sales -
  Exploration and production                          $--    $--    $42
  Chemicals                                            11     30     29
                                                      ---    ---    ---
     Total                                            $11    $30    $71
                                                      ===    ===    ===
Income (Loss) -
  Exploration and production                          $--    $--    $ 9
  Chemicals                                            --      3     (5)
                                                      ---    ---    ---
     Total                                            $--    $ 3    $ 4
                                                      ===    ===    ===

11. Income Taxes

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


(Millions of dollars)                            1998     1997    1996
----------------------------------------------------------------------
Domestic                                        $(161)   $ 132   $ 142
International                                    (214)     100     107
                                                -----    -----   -----
  Total                                         $(375)   $ 232   $ 249
                                                =====    =====   =====

     The corporate tax rate in the United Kingdom will decrease to 30% from 31% effective April 1, 1999, and decreased to 31% from 33% effective April 1, 1997. The deferred income tax liability balance was adjusted to reflect the revised rates, which decrea sed the international deferred provision for income taxes by $8 million in both 1998 and 1997. The 1998, 1997 and 1996 provision (benefit) for income taxes is summarized below:

(Millions of dollars)                     1998     1997     1996
----------------------------------------------------------------
U.S. Federal -
  Current                                $(160)    $  5      $19
  Deferred                                  72       34       25
                                         -----     ----      ---
                                           (88)      39       44
                                         -----     ----      ---
International -
  Current                                   11       32        5
  Deferred                                 (71)      (1)      32
                                         -----     ----      ---
                                           (60)      31       37
                                         -----     ----      ---

State                                       --        1        4
                                         -----     ----      ---
  Total                                  $(148)    $ 71      $85
                                         =====     ====      ===

     At December 31, 1998, the company had foreign operating loss carryforwards totaling $110 million - $9 million that expire in 2001, $19 million that expire in 2003 and $82 million that have no expiration date. Realization of these operating loss carryforwards is dependent on generating sufficient taxable income.
     The net deferred tax asset, classified as Investments - Other assets in the Consolidated Balance Sheet, represents the net deferred taxes in certain foreign jurisdictions. Although realization is not assured, the company believes it is more likely than not that all of the net deferred tax asset will be realized. Deferred tax liabilities and assets at December 31, 1998 and 1997, are composed of the following:

(Millions of dollars)                                        1998     1997
--------------------------------------------------------------------------
Net deferred tax liability -
  Accelerated depreciation                                   $223     $240
  Exploration and development                                  85       72
  Undistributed earnings of foreign subsidiaries               28       28
  Postretirement benefits                                     (48)     (47)
  Foreign operating loss carryforward                         (28)      (4)
  Dismantlement, reclamation, remediation
     and other reserves                                        (9)     (69)
  Other                                                       (62)     (61)
                                                             ----     ----
                                                              189      159
                                                             ----     ----
Net deferred tax asset -
  Accelerated depreciation                                      5       13
  Foreign operating loss carryforward                         (14)     (29)
  Other                                                        (8)      (6)
                                                             ----     ----
                                                              (17)     (22)
                                                             ----     ----
    Total                                                    $172     $137
                                                             ====     ====

     In the following table, the U.S. Federal income tax rate is reconciled to the company's effective tax rates for income from continuing operations as reflected in the Consolidated Statement of Income.

                                                    1998     1997     1996
                                                    ----     ----     ----
U.S. statutory rate                                (35.0)%   35.0%    35.0%
Increases (decreases) resulting from -
Taxation of foreign operations                       6.1      2.5      1.1
Adjustment of prior years' accruals                  (.4)    (1.9)      .3
Refund of prior years' income taxes                 (7.7)      --       --
Contribution of appreciated equity securities         --      (.4)    (1.8)
Adjustment of deferred tax balances due to tax
  rate changes                                      (2.1)    (3.4)      --
Other - net                                          (.3)    (1.1)     (.3)
                                                   -----     ----     ----
  Total                                            (39.4)%   30.7%    34.3%
                                                   =====     ====     ====

     The Internal Revenue Service has examined the company's Federal income tax returns for all years through 1994, and the years have been closed through 1992. The company believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

12. Deferred Credits and Reserves - Other

     Other deferred credits and reserves consist of the following at year-end 1998 and 1997:

(Millions of dollars)                                   1998        1997
------------------------------------------------------------------------
Reserves for site dismantlement,
  reclamation and remediation                           $216        $251
Postretirement benefit obligations                       113         120
Minority interest in subsidiary companies                 20          --
Other                                                     33          51
                                                        ----        ----
  Total                                                 $382        $422
                                                        ====        ====

     The company provided for environmental reclamation and remediation of former plant sites, net of reimbursements received, during each of the years 1998, 1997 and 1996 as follows:

(Millions of dollars)                                   1998  1997  1996
------------------------------------------------------------------------
Provision, net of reimbursements                         $44   $18   $43
Reimbursements received                                   14    12    10

     The reimbursements, which pertain to the former facility in West Chicago, Illinois, were received pursuant to the Energy Policy Act of 1992 (see Note 9).

13. Common Stock Outstanding

     Changes in shares of common stock issued and treasury stock held for 1998, 1997 and 1996 are as follows:

(Thousands of shares)                                        Common Stock        Treasury Stock
-----------------------------------------------------------------------------------------------
Balance December 31, 1995                                          53,514                 2,445
  Exercise of stock options and stock appreciation rights             348                    --
  Issuance of shares for achievement awards                            --                    (3)
  Stock purchase program                                               --                 3,127
                                                                   ------                 -----
Balance December 31, 1996                                          53,862                 5,569
  Exercise of stock options and stock appreciation rights             259                    --
  Issuance of shares for achievement awards                            --                    (2)
  Stock purchase program                                               --                   867
                                                                   ------                 -----
Balance December 31, 1997                                          54,121                 6,434
  Exercise of stock options and stock appreciation rights              57                    --
  Issuance of shares for achievement awards                            --                    (3)
  Stock purchase program                                               --                   580
                                                                   ------                 -----
Balance December 31, 1998                                          54,178                 7,011
                                                                   ======                 =====

     The company has 40 million shares of preferred stock without par value authorized, and none is issued.
     In mid-1998, the Board of Directors authorized management to purchase up to $300 million of company common stock over the next three years. A total of 580,000 shares was acquired at a cost of $25 million before this stock purchase program was cancelled because of the merger with Oryx Energy Company. The 1995 stock purchase program was completed in 1997 with a total of 4,829,000 shares of the company's stock acquired in open-market transactions at a cost of $300 million.
     The company has had a stockholders-rights plan since 1986. The current rights plan is dated July 6, 1996, and replaced the previous plan prior to its expiration. Rights were distributed under the original plan as a dividend at the rate of one right for each share of the company's common stock. Generally, the rights become exercisable the earlier of 10 days after a public announcement that a person or group has acquired, or a tender offer has been made for, 15% or more of the company's then-outstanding stock. If either of these events occurs, each right would entitle the holder (other than a holder owning more than 15% of the outstanding stock) to buy the number of shares of the company's common stock having a market value two times the exercise price. The exercise price is $215. Generally, the rights may be redeemed at $.01 per right until a person or group has acquired 15% or more of the company's stock. The rights expire in July 2006.

14. Other Income

     Other income is as follows during each of the years in the three-year period ended December 31, 1998:

(Millions of dollars)                                 1998     1997    1996
---------------------------------------------------------------------------
Interest                                              $ 34      $12    $  9
Settlements with insurance carriers                     12       12      67
Gain (loss) on sale of assets                          (13)      10      24
Income (loss) from unconsolidated affiliates           (12)      32      14
Gain on sale of available-for-sale securities           --       18      23
Other                                                    1        6      (5)
                                                      ----      ---    ----
      Total                                           $ 22      $90    $132
                                                      ====      ===    ====

15. Financial Instruments and Hedging Activities

Investments in Certain Debt and Equity Securities
     The company has certain investments that are considered to be available for sale. These financial instruments are carried in the Consolidated Balance Sheet at fair value, which is based on quoted market prices, as Current Assets or as Investments - Other assets, depending upon their maturity. At December 31, 1998 and 1997, the fair value of available-for-sale securities totaled $30 million and $27 million, respectively, which approximated cost at the end of the periods. The company held no securities classified as held to maturity or trading at December 31, 1998 and 1997.
     During 1997 and 1996, the company sold available-for-sale equity securities. Proceeds from the sales totaled $21 million in 1997 and $29 million in 1996. The average cost of the securities was used in the determination of the realized gains, which totaled $18 million in 1997 and $23 million in 1996 before income taxes. Also during 1997 and 1996, the company donated a portion of its available-for-sale equity securities to Kerr-McGee Foundation Corporation, a tax-exempt entity whose purpose is to contribute to not-for-profit organizations. The fair value of these donated shares totaled $3 million in 1997 and $16 million in 1996, which included appreciation of $3 million and $13 million before income taxes, respectively.

Financial Instruments for Other than Trading Purposes
     In addition to the investments previously discussed, the company holds or issues financial instruments for other than trading purposes. At December 31, 1998 and 1997, the carrying amount and estimated fair value of such financial instruments for which fair value can be determined are as follows:

                                                    1998              1997
                                             Carrying   Fair  Carrying    Fair
(Millions of dollars)                          Amount  Value    Amount   Value
------------------------------------------------------------------------------
Cash and cash equivalents                       $114    $114      $183    $183
Long-term notes receivable                         3       3         5       5
Contracts to sell foreign currencies              --       2        --       8
Contracts to purchase foreign currencies          --      70        --     102
Short-term borrowings                             36      36        25      25
Total long-term debt                             908   1,017       554     669

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

Hedging Activities
     Most of the company's foreign currency contracts are hedges principally for chemicals' accounts receivable generated from titanium dioxide pigment sales denominated in foreign currencies ($30 million hedged in 1998 and $65 million hedged in 1997) and the operating costs and capital expenditures of international chemical operations ($53 million hedged in 1998 and $50 million hedged in 1997). The purpose of these foreign currency hedging activities is to protect the company from the risk that the functional currency amounts from sales to foreign customers and purchases from foreign suppliers could be adversely affected by changes in foreign currency exchange rates. The company recognized net foreign currency hedging gains of $4 million in 1997 and $3 million in 1996. The net foreign currency hedging loss recognized in 1998 was immaterial.
     Net unrealized losses on foreign currency contracts totaled $7 million at year-end 1998 and $13 million at year-end 1997. Net unrealized gains totaled $4 million at year-end 1996. The company's foreign currency contract positions at year-end 1998 and 1997 were as follows:

December 31, 1998 -
  - Contracts maturing January 1999 through December 2000 to purchase $113 million Australian for $77 million
  - Contracts maturing January through March 1999 to sell various foreign currencies (principally European)for $2 million
December 31, 1997 -
  - Contracts maturing January 1998 through December 1999 to purchase $137 million Australian for $102 million and 8 million British pounds sterling for $12 million
  - Contracts maturing January through April 1998 to sell various foreign currencies (principally European) for $8 million

     The company has periodically used oil or natural gas futures or option contracts to reduce the effect of the price volatility of crude oil and natural gas. The futures contracts permitted settlement by delivery of commodities.
     During 1996, the company sold forward 10 million barrels of crude oil and 37 billion cubic feet of natural gas representing approximately 40% and 36% of its worldwide crude oil and natural gas production, respectively. Net hedging losses recognized in 1996 totaled $37 million. The effect of the losses was to reduce the company's 1996 average gross margin for crude oil and natural gas by $1.04 per barrel and $.11 per MCF, respectively. There were no open crude oil or natural gas contracts at year-end 1996, and no contracts were entered into during 1998 or 1997.
     Contract amounts do not quantify risk or represent assets or liabilities of the company but are used in the calculation of cash settlements under the contracts. These financial instruments limit the company's market risks, are with major financial institutions, expose the company to credit risks and may at times be concentrated with certain institutions or groups of institutions. However, the credit worthiness of these institutions is subject to continuing review, and full performance is anticipated. Additional information regarding market risk is included in Management's Discussion and Analysis.
     Year-end hedge positions and activities during a particular year are not necessarily indicative of future activities and results.

16. Taxes, Other than Income Taxes

     Taxes, other than income taxes, as shown in the Consolidated Statement of Income for the years ended December 31, 1998, 1997 and 1996, are composed of the following:

(Millions of dollars)                           1998  1997  1996
----------------------------------------------------------------
Payroll                                          $12   $11   $11
Property                                           3     4     8
Production/severance                               1     3     9
Other                                              2     2     2
                                                 ---   ---   ---
  Total                                          $18   $20   $30
                                                 ===   ===   ===

17. Employee Stock Option Plans

     The 1998 Long Term Incentive Plan (1998 Plan) authorizes the issuance of shares of the company's common stock any time prior to December 31, 2007, in the form of stock options, restricted stock or long-term performance awards. The options may be accompanied by stock appreciation rights. A total of 2,300,000 shares of the company's common stock is authorized to be issued under the 1998 Plan.
     In January 1998, the Board of Directors approved a broad-based stock option plan (BSOP) that provides for the granting of options to purchase the company's common stock to all full-time employees, except officers. A total of 1,500,000 shares of common stock is authorized to be issued under the BSOP.
     The 1987 Long Term Incentive Program (1987 Program) authorized the issuance of shares of the company's stock over a 15-year period in the form of stock options, restricted stock or long-term performance awards. The 1987 Program was terminated when the stockholders approved the 1998 Plan. No options could be granted under the 1987 Program after that time, although options and any accompanying stock appreciation rights outstanding may be exercised prior to their respective expiration dates.
     The company's employee stock options are fixed-price options granted at the fair market value of the underlying common stock on the date of the grant.
Generally, one-third of each grant vests and becomes exercisable over a three-year period immediately following the grant date and expires 10 years after the grant date.
     Transactions during the past three years under these employee stock option plans are summarized below:

                                                  1998                          1997                          1996
                                     -----------------------------   ---------------------------   ----------------------------
                                                  Weighted-Average              Weighted-Average               Weighted-Average
                                                    Exercise Price                Exercise Price                 Exercise Price
                                       Options          per Option     Options        per Option     Options         per Option
                                       -------          ----------     -------        ----------     -------         ----------

Outstanding, beginning of year       1,302,577              $56.48   1,246,466            $50.98   1,334,363             $46.46
  Options granted                      785,275               59.19     325,200             68.90     310,800              63.56
  Options exercised                    (56,167)              47.56    (256,986)            45.93    (333,594)             46.40
  Options surrendered upon exercise
    of stock appreciation rights        (4,000)              38.06      (5,000)            32.38     (58,634)             40.80
  Options forfeited                    (24,928)              60.26      (6,703)            57.46      (6,469)             53.00
  Options expired                     (139,839)              60.16        (400)            54.06          --                 --
                                      --------                       ---------                     ---------
Outstanding, end of year             1,862,918               57.61   1,302,577             56.48   1,246,466              50.98
                                     =========                       =========                     =========
Exercisable, end of year               994,430               54.30     750,894             50.87     623,461              46.44


     The following table summarizes information about stock options issued under the plans described above that are outstanding and exercisable at December 31, 1998:

                         Options Outstanding                                   Options Exercisable
-----------------------------------------------------------------------      -------------------------
                  Range of        Weighted-Average     Weighted-Average               Weighted-Average
           Exercise Prices   Remaining Contractual       Exercise Price                 Exercise Price
  Options       per Option            Life (years)           per Option      Options        per Option
------------------------------------------------------------------------------------------------------

   29,400    $32.38-$39.56                     1.8               $37.84       29,400            $37.84
  386,914    40.81-  49.25                     4.6                45.54      386,914             45.54
  868,236    50.56-  59.66                     8.4                57.76      244,886             54.38
  428,368    61.00-  64.88                     7.7                64.00      267,234             63.96
  150,000    73.50-  73.50                     8.0                73.50       65,996             73.50
---------                                                                    -------
1,862,918    32.38-  73.50                     7.3                57.61      994,430             54.30

     Financial Accounting Standards Board Statement (FAS) No. 123, "Accounting for Stock-Based Compensation," prescribes a fair-value method of accounting for employee stock options under which compensation expense is measured based on the estimated fair value of stock options at the grant date and recognized over the period that the options vest. The company, however, chooses to account for its stock option plans under the optional intrinsic value method of APB No. 25, "Accounting for Stock Issued to Employees," under which no compensation expense is recognized for fixed-price stock options. Compensation cost for stock appreciation rights, which is recognized under both accounting methods, was immaterial for 1998, 1997 and 1996.
     Had compensation expense been determined in accordance with FAS No. 123, the estimated weighted-average fair value at the grant date would have been $11.20, $14.37 and $13.17 per option for those options granted in 1998, 1997 and 1996, respectively, and the resulting compensation expense would have affected net income and per-share amounts as shown in the following table. These amounts may not be representative of future compensation expense using the fair-value method of accounting for employee stock options as the number of options granted in a particular year may not be indicative of the number of options granted in future years, and the fair-value method of accounting has not been applied to options granted prior to January 1, 1995.

(Millions of dollars, except per-share amounts)         1998     1997    1996
-----------------------------------------------------------------------------
Net income -
  As reported                                          $  50     $194    $220
  Pro forma                                               46      191     218
Net income per share -
  Basic -
    As reported                                         1.06     4.06    4.45
    Pro forma                                            .98     4.00    4.42
  Diluted -
    As reported                                         1.06     4.04    4.43
    Pro forma                                            .98     3.99    4.40

     The fair value of each option granted in 1998, 1997 and 1996 was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions.

                                                     1998     1997     1996
                                                     ----------------------
Expected volatility                                  17.3%    17.5%    17.9%
Risk-free interest rate                               5.4      6.3      6.1
Expected dividend yield                               3.0%     3.1%     3.1%
Expected life (years)                                 5.8      5.8      5.8


18. Restructuring Charges

     The company completed a work process review during 1998 that resulted in the elimination of nonessential work processes, organizational restructuring and employee reductions in both the operating and staff units. As a result, 75 employees were notified that their positions would be eliminated. Most were terminated during 1998.
     The restructuring of the exploration and production operating unit began in 1995 with the unit's reorganization of its administrative and operating functions and continued throughout 1996 and 1997 with the unit's merger of its North American onshore properties into Devon and the relocation of the unit to Houston, Texas. This program was essentially completed at year-end 1997 and resulted in approximately 300 employees terminating their employment.
     During the three-year period ended December 31, 1998, the company accrued a total of $19 million for the cost of termination benefits for retiring employees to be paid from retirement plan assets, future compensation, relocation, lease cancellation and outplacement. The $2 million reserve at December 31, 1998, primarily represents remaining severance costs, which are expected to be paid and charged to the reserve during 1999. The accruals, expenditures and reserve balances are set forth below:

(Millions of dollars)                                  1998         1997
------------------------------------------------------------------------
Beginning balance                                       $ 2         $ 10
  Accruals                                                7            2
  Retirement benefits to be paid from plan assets        (3)          --
  Payments                                               (4)         (10)
                                                        ---         ----
Ending balance                                          $ 2         $  2
                                                        ===         ====

19. Employee Stock Ownership Plan

     In 1989, the company's Board of Directors approved a leveraged Employee Stock Ownership Plan (ESOP) into which is paid the company's matching contribution for the employees' contributions to the Kerr-McGee Corporation Savings Investment Plan (SIP). Most of the company's employees are eligible to participate in both the ESOP and the SIP. Although the ESOP and the SIP are separate plans, matching contributions to the ESOP are contingent upon participants' contributions to the SIP.
     In 1989, the ESOP trust borrowed $125 million from a group of lending institutions and used the proceeds to purchase approximately 3 million shares of the company's treasury stock. The company used the $125 million in proceeds from the sale of the stock to acquire shares of its common stock in open-market and privately negotiated transactions. In 1996, a portion of the third-party borrowings was replaced with a note payable to the company (sponsor financing). The third-party borrowings are guaranteed by the company and are reflected in the Consolidated Balance Sheet as Long-Term Debt, while the sponsor financing does not appear in the company's balance sheet.
     The company stock acquired by the ESOP trust is held in a loan suspense account. Deferred compensation representing these unallocated ESOP shares is reflected as a reduction of stockholders' equity. The company's matching contribution and dividends on the shares held by the ESOP trust are used to repay the loan, and stock is released from the loan suspense account as the principal and interest are paid. The expense is recognized and stock is then allocated to participants' accounts at market value as the participants' contributions are made to the SIP. Long-term debt is reduced as payments are made on the third-party financing. Dividends paid on the common stock held in participants' accounts are also used to repay the loans, and stock with a market value equal to the amount of dividends is allocated to participants' accounts.
     At December 31, 1998 and 1997, the ESOP trust held shares of stock allocated to participants' accounts and in the loan suspense account as follows:

(Thousands of shares)                               1998      1997
------------------------------------------------------------------
Participants' accounts                             1,196     1,343
Loan suspense account                                934     1,110

     The shares allocated to participants at December 31, 1998, included approximately 45,000 shares released in January 1999, and at December 31, 1997, included approximately 15,000 shares released in January 1998.
     All ESOP shares are considered outstanding for net income per-share calculations. Dividends on ESOP shares are charged to retained earnings.
     Compensation expense is recognized using the cost method and is reduced for dividends paid on the unallocated ESOP shares. The company recognized ESOP-related expense of $11 million, $10 million and $12 million in 1998, 1997 and 1996, respectively. These amounts include interest expense incurred on the third-party ESOP debt of $5 million in both 1998 and 1997 and $6 million in 1996. The company contributed $2 million, $1 million and $9 million to the ESOP in 1998, 1997 and 1996, respectively. The cash contributions are net of $4 million for the dividends paid on the company stock held by the ESOP trust in each of the years 1998, 1997 and 1996.

20. Employee Benefit Plans

     The company has both noncontributory defined-benefit retirement plans and company-sponsored contributory postretirement plans for health care and life insurance. Most employees are covered under the company's retirement plans, and substantially all U.S. employees may become eligible for the postretirement benefits if they reach retirement age while working for the company. Following are the changes in the benefit obligations during the past two years:

                                                                   Postretirement Health
                                             Retirement Plans          and Life Plans
                                             ----------------      ---------------------

(Millions of dollars)                        1998        1997        1998           1997
----------------------------------------------------------------------------------------

Benefit obligation, beginning of year        $438         $400        $131           $121
  Service cost                                 10           10           2              2
  Interest cost                                32           28           8              9
  Plan amendments                              26           --          --             --
  Net actuarial loss                           17           38          10              7
  Acquisitions                                  6           --          --             --
  Dispositions, curtailments, settlements       7          (12)         (9)            --
  Benefits paid                               (30)         (26)         (8)            (8)
                                             ----         ----        ----           ----
Benefit obligation, end of year              $506         $438        $134           $131
                                             ====         ====        ====           ====

     The benefit amount that can be covered by the retirement plans that qualify under the Employee Retirement Income Security Act of 1974 (ERISA) is limited by both ERISA and the Internal Revenue code. Therefore, the company has unfunded supplemental plans designed to maintain benefits for all employees at the plan formula level and to provide senior executives with benefits equal to a specified percentage of their final average compensation. The benefit obligation for the unfunded retirement plans was $18 million and $14 million at December 31, 1998 and 1997, respectively. Although not considered plan assets, a grantor trust was established from which payments for certain of these supplemental plans are made. The trust had a balance of $10 million at year-end 1998 and $7 million at year-end 1997. The postretirement plans are also unfunded.
     Following are the changes in the fair value of plan assets during the past two years and the reconciliation of the plans' funded status to the amounts recognized in the financial statements at December 31, 1998 and 1997:

                                                                                      Postretirement Health
                                                               Retirement Plans           and Life Plans
                                                               ----------------       ---------------------

(Millions of dollars)                                          1998        1997         1998         1997
-----------------------------------------------------------------------------------------------------------

Fair value of plan assets, beginning of year                  $ 639       $ 538        $  --        $  --
  Actual return on plan assets                                  275         126           --           --
  Employer contribution                                           1          13           --           --
  Benefits paid                                                 (30)        (26)          --           --
  Settlements                                                    --         (12)          --           --
                                                              -----       -----        -----        -----
Fair value of plan assets, end of year                          885         639           --           --
Benefit obligation                                             (506)       (438)        (134)        (131)
                                                              -----       -----        -----        -----

Funded status of plans - over (under)                           379         201         (134)        (131)
  Amounts not recognized in the Consolidated Balance Sheet-
    Transition asset                                             (9)        (13)          --           --
    Prior service costs                                          30          14           --           --
    Net actuarial loss (gain)                                  (372)       (165)          13            3
                                                              -----       -----        -----        -----
Prepaid expense (accrued liability)                           $  28       $  37        $(121)       $(128)
                                                              =====       =====        =====        =====

     Following  is  the   classification  of  the  amounts   recognized  in  the
Consolidated Balance Sheet at December 31, 1998 and 1997:

                                                                                     Postretirement Health
                                                               Retirement Plans          and Life Plans
                                                               ----------------      ---------------------

(Millions of dollars)                                          1998        1997        1998         1997
----------------------------------------------------------------------------------------------------------

Prepaid benefits expense                                      $  42        $ 42       $  --        $  --
Accrued benefit liability                                       (20)        (11)       (121)        (128)
Additional minimum liability -
  Intangible asset                                                3           6          --           --
  Accumulated other comprehensive income                          3          --          --           --
                                                              -----        ----       -----        -----
    Total                                                     $  28        $ 37       $(121)       $(128)
                                                              =====        ====       =====        =====

     Total costs recognized for employee retirement and postretirement benefit plans for each of the years ended December 31, 1998, 1997 and 1996 were as follows:

                                                Retirement Plans           Postretirement Health and Life Plans
                                             ----------------------        ------------------------------------
(Millions of dollars)                        1998     1997     1996           1998         1997           1996
--------------------------------------------------------------------------------------------------------------

Net periodic cost -
  Service cost                                $10      $10      $10            $ 2          $ 2            $ 2
  Interest cost                                32       29       28              8            9              9
  Expected return on plan assets              (49)     (42)     (39)            --           --             --
  Net amortization -
    Transition asset                           (4)      (4)      (4)            --           --             --
    Prior service cost                          3        2        2             --           --             --
    Net actuarial gain                         (1)      (1)      --             --           --             --
                                              ---      ---      ---            ---          ---            ---
                                               (9)      (6)      (3)            10           11             11
Dispositions, curtailments, settlements        14        6        2             (9)          --             --
                                              ---      ---      ---            ---          ---            ---
      Total                                   $ 5      $--      $(1)           $ 1          $11            $11
                                              ===      ===      ===            ===          ===            ===

     The following assumptions were used in estimating the actuarial present value of the plans' benefit obligations and net periodic expense:
                                            1998     1997     1996
                                            ----     ----     ----
Discount rate                               6.75%     7.0%     7.5%
Expected return on plan assets              9.00      9.0      9.0
Rate of compensation increases              5.00      5.0      5.0

     The health care cost trend rate used to determine the year-end 1998 postretirement benefit obligation was 7.5% in 1999, gradually declining to 5% in the year 2009 and thereafter. A 1% increase in the assumed health care cost trend rate for each future year would increase the postretirement benefit obligation at December 31, 1998, by $13 million and increase the aggregate of the service and interest cost components of net periodic postretirement expense for 1998 by $1 million. A 1% decrease in the trend rate for each future year would reduce the benefit obligation at year-end 1998 by $11 million. It was not practical to calculate the effect on net periodic expense of the percent decrease in the health care cost trend rate.

21. Reporting by Business Segments

     The company is managed in two industry segments: oil and gas exploration and production and manufacturing and marketing of titanium dioxide pigment. The exploration and production unit explores for, develops and produces oil and gas in the Gulf of Mexico, United Kingdom sector of the North Sea, Indonesia, China, Yemen, Thailand and Gabon. The chemicals group manufactures and markets primarily titanium dioxide pigment, as well as electrolytic chemicals and forest products. The chemicals segment has operations in the United States, Australia, Germany and Belgium.
     Crude oil sales to an individually significant customer totaled $156 million and $202 million for 1997 and 1996, respectively. There were no individually significant customers in 1998. Sales to subsidiary companies are eliminated as described in Note 1.

(Millions of dollars)                                           1998       1997       1996
------------------------------------------------------------------------------------------
Sales -
  Exploration and production                                  $  463     $  628     $  874
  Chemicals                                                      933        760        692
                                                              ------     ------     ------
    Total                                                     $1,396     $1,388     $1,566
                                                              ======     ======     ======
Operating profit (loss)(1) -
  Exploration and production$                                   (302)    $  175     $  204
  Chemicals                                                       56         81         85
                                                              ------     ------     ------
    Total                                                     $ (246)    $  256     $  289
                                                              ======     ======     ======
Net operating profit (loss)(1) -
  Exploration and production$                                   (205)    $  107     $  136
  Chemicals                                                       35         52         53
                                                              ------     ------     ------
    Total                                                       (170)       159        189
Net interest expense(1)                                          (15)       (24)       (29)
Net nonoperating income (expense)(1)                             (42)        26          4
Income from discontinued operations, net of income taxes         277         33         56
                                                              ------     ------     ------
Net income                                                    $   50     $  194     $  220
                                                              ======     ======     ======
Sales -
  U.S. operations                                             $  805     $  889     $1,026
                                                              ------     ------     ------
  International operations -
    North Sea - exploration and production                       195        215        289
    Southeast Asia - exploration and production                   46         60         25
    Australia - chemicals                                        178        185        151
    Europe - chemicals                                           163         --         --
    Other                                                          9         39         75
                                                              ------     ------     ------
                                                                 591        499        540
                                                              ------     ------     ------
      Total                                                   $1,396     $1,388     $1,566
                                                              ======     ======     ======
Operating profit (loss)(1) -
  U.S. operations                                             $ (24)     $  159     $  174
                                                              -----      ------     ------
  International operations -
    Southeast Asia - exploration and production                (132)          1         --
    North Sea - exploration and production                     (131)         80         93
    Europe - chemicals                                           23          --         --
    Australia - chemicals                                        19          13          9
    Other                                                        (1)          3         13
                                                              -----      ------     ------
                                                               (222)         97        115
                                                              -----      ------     ------
      Total                                                   $(246)     $  256     $  289
                                                              =====      ======     ======

(1) Includes special items. Refer to Management's Discussion and Analysis.



(Millions of dollars)                                           1998       1997       1996
------------------------------------------------------------------------------------------
Depreciation, depletion and amortization expense -
  Exploration and production$                                    210       $186       $218
  Chemicals                                                       68         55         55
  All other                                                        6          5          4
  Discontinued operations                                         14         25         30
                                                              ------     ------     ------
    Total                                                     $  298     $  271     $  307
                                                              ======     ======     ======
Cash capital expenditures -
  Exploration and production$                                    440       $213       $239
  Chemicals                                                       92         91        118
  All other                                                        8         10          6
  Discontinued operations                                         10         27         29
                                                              ------     ------     ------
    Total                                                        550        341        392
                                                              ------     ------     ------
Exploration expenses -
  Exploration and production -
     Dry hole costs                                               37         25         37
     Amortization of undeveloped leases                           15          8         10
     Other                                                        31         30         25
                                                              ------     ------     ------
       Total                                                      83         63         72
  Minerals and other                                               1          2          2
                                                              ------     ------     ------
       Total exploration expenses                                 84         65         74
  Less - Amortization of oil and gas and minerals leases
         and other noncash expenses                              (17)        (8)       (14)
                                                              ------     ------     ------
                                                                  67         57         60
                                                              ------     ------     ------
      Total cash capital expenditures and cash
        exploration expenses                                  $  617     $  398     $  452
                                                              ======     ======     ======

Identifiable assets -
  Exploration and production                                  $1,973     $1,681     $1,667
  Chemicals                                                    1,098        875        886
                                                              ------     ------     ------
    Total                                                      3,071      2,556      2,553
Corporate and other assets                                       270        270        295
Discontinued operations                                           --        270        276
                                                              ------     ------     ------
      Total                                                   $3,341     $3,096     $3,124
                                                              ======     ======     ======

Identifiable assets -
  U.S. operations                                             $1,246     $1,362     $1,390
                                                              ------     ------     ------
  International operations -
    North Sea - exploration and production                     1,224        699        651
    Southeast Asia - exploration and production                   97        216        196
    Australia - chemicals                                        245        243        268
    Europe - chemicals                                           223         --         --
    Other                                                         36         36         48
                                                              ------     ------     ------
                                                               1,825      1,194      1,163
                                                              ------     ------     ------
      Total                                                   $3,071     $2,556     $2,553
                                                              ======     ======     ======


(Millions of dollars)                                           1998       1997       1996
------------------------------------------------------------------------------------------
Net property, plant and equipment -
  U.S. operations -                                           $  853     $1,096     $1,086
  International operations -
    North Sea - exploration and production                     1,125        581        555
     Southeast Asia - exploration and production                  77        186        171
     Australia - chemicals                                       129        133        135
     Europe - chemicals                                           99         --         --
     Other                                                         5          2          1
                                                              ------     ------     ------
       Total                                                  $2,288     $1,998     $1,948
                                                              ======     ======     ======

Net assets -
  U.S. operations                                             $  270     $   617    $  582
                                                              ------     -------    ------
  International operations -
  North Sea - exploration and production                         654         475       413
  Southeast Asia - exploration and production                     22         167       126
  Australia - chemicals                                          204         152       211
  Europe - chemicals                                             142          --        --
  Other                                                           41          29        35
                                                              ------      ------    ------
                                                               1,063         823       785
                                                              ------      ------    ------
     Total                                                    $1,333      $1,440    $1,367
                                                              ======      ======    ======

22. Discontinued Operations

     The company exited from the coal business in 1998 with the sales of its mining operations at Galatia, Illinois, and Kerr-McGee Coal Corporation, which held Jacobs Ranch Mine in Wyoming. The cash sales resulted in proceeds of approximately $600 million. Coal assets and liabilities at December 31, 1997, are included as part of the appropriate line items in the Consolidated Balance Sheet. Included at December 31, 1997, are current assets of $50 million; property, plant and equipment of $216 million; other assets of $4 million;
current liabilities of $40 million and long-term liabilities of $73 million. Summarized financial information for discontinued operations for the three years ended December 31, 1998, is as follows:

(Millions of dollars, except per-share amounts)                     1998       1997       1996
----------------------------------------------------------------------------------------------

Sales                                                               $174       $323      $ 365
                                                                    ====       ====      =====
Income from discontinued operations -
  Gain on disposal, net of income taxes of $149                     $257       $ --      $  --
  Income from operations, net of income taxes of $7 in 1998,
    $12 in 1997 and $18 in 1996                                       20         33         56
                                                                    ----       ----      -----
      Total                                                         $277       $ 33      $  56
                                                                    ====       ====      =====
Net income per share -
  Basic -
    Gain on sale                                                    $5.42      $ --      $  --
    Income from operations                                            .42       .68       1.13
                                                                    -----      ----      -----
      Total                                                         $5.84      $.68      $1.13
                                                                    =====      ====      =====
  Diluted -
    Gain on sale                                                    $5.42      $ --      $  --
    Income from operations                                            .42       .68       1.13
                                                                    -----      ----      -----
      Total                                                         $5.84      $.68      $1.13
                                                                    =====      ====      =====


23. Merger with Oryx Energy Company (Unaudited)

     On February 26, 1999, the company completed the merger with Oryx upon the approval of the shareholders of each company. Under the terms of the merger agreement, each outstanding share of Oryx common stock was exchanged for 0.369 shares of newly issued company stock. Approximately 39 million shares of the company stock were issued to the Oryx shareholders, bringing the total shares outstanding to approximately 86 million. The merger qualifies as a tax-free exchange to Oryx shareholders and has been accounted for as a pooling of interests. Presented below are combined condensed financial statements for the year ended and at December 31, 1998, as though the merger had been completed at year-end.

Combined Condensed Statement of Income

                                                                                                                   Combined
(Millions of dollars, except per-share amounts)         Kerr-McGee       Oryx     Reclassifications Adjustments(1)   Company
----------------------------------------------------------------------------------------------------------------------------

Sales                                                       $1,396      $ 820                 $(16)        $ --       $2,200
                                                            ------      -----                 ----         ----       ------
Costs and operating expenses                                 1,735        868                  (13)          16        2,606
Interest and debt expense                                       58         99                   --           --          157
                                                            ------      -----                 ----         ----       ------
  Total costs and expenses                                   1,793        967                  (13)          16        2,763
                                                            ------      -----                 ----         ----       ------
                                                              (397)      (147)                  (3)         (16)        (563)
Other income                                                    22         --                   21           --           43
Provision (benefit) for income taxes                          (148)       (52)                  18            7         (175)
                                                            ------      -----                 ----         ----       ------
Loss from continuing operations                               (227)       (95)                  --          (23)        (345)
Income from discontinued operations                            277         --                   --           --          277
                                                            ------      -----                 ----         ----       ------
Net income (loss)                                           $   50      $ (95)                $ --         $(23)      $  (68)
                                                            ======      =====                 ==           ====       ======

Net loss per share -
  Continuing operations                                                                                               $(3.98)
  Total                                                                                                                 (.78)


Combined Condensed Balance Sheet
                                                                                                                    Combined
(Millions of dollars)                                   Kerr-McGee        Oryx    Reclassifications Adjustments(1)   Company
----------------------------------------------------------------------------------------------------------------------------

Assets -
  Current assets                                            $  751      $  131               $ (5)        $ --        $  877
  Property, plant and equipment - net                        2,288       1,765                123          (23)        4,153
  Other noncurrent assets                                      302          88                 (1)          --           389
                                                            ------      ------               ----         ----        ------
    Total                                                   $3,341      $1,984               $117         $(23)       $5,419
                                                            ======      ======               ====         ====        ======

Liabilities and stockholders' equity -
  Current liabilities                                       $  536      $  505               $  9         $ --        $1,050
  Long-term debt                                               901       1,077                 --           --         1,978
  Deferred credits and reserves                                571         329                108            9         1,017
  Stockholders' equity                                       1,333          73                 --          (32)        1,374
                                                            ------      ------               ----         ----        ------
    Total                                                   $3,341      $1,984               $117         $(23)       $5,419
                                                            ======      ======               ====         ====        ======

(1) These amounts reflect adjustments to conform accounting methods between Kerr-McGee and Oryx and apply the pooling of interests method of accounting for business combinations.


24. Results of Operations from Crude Oil and Natural Gas Activities

     The results of operations from crude oil and natural gas activities for the three years ended December 31, 1998, consist of the following:

                                                                                                                        Proportional
                                                                                                                            Interest
                                                                                                           Results of      in Equity
                                     Production     Other              Depreciation            Income Tax Operations,    Affiliate's
                              Gross   (Lifting)   Related Exploration and Depletion      Asset    Expense   Producing     Results of
(Millions of dollars)      Revenues       Costs  Costs(1)    Expenses      Expenses Impairment  (Benefit)  Activities  Operations(2)
------------------------------------------------------------------------------------------------------------------------------------

1998 -
  Domestic                     $222        $ 48       $31         $44          $ 91       $ 38      $(11)      $ (19)          $(11)
  North Sea                     179          63         3          13            85        160       (43)       (102)            --
  Other international            46          14         9          26            19        115       (44)        (93)             7
                               ----        ----       ---         ---           ---       ----      ----       -----           ----
   Total crude oil and
    natural gas activities      447         125        43          83           195        313       (98)       (214)            (4)
  Other(3)                       16           5         1          --            --         --         1           9             --
       --                      ----        ----       ---         ---          ----       ----      ----       -----           ----
     Total                     $463        $130       $44         $83          $195       $313      $(97)      $(205)          $ (4)
                               ====        ====       ===         ===          ====       ====      ====       =====           ====

1997 -
   Domestic                    $309        $ 50       $25         $25          $105       $ --      $ 39       $  65           $ 25
   North Sea                    190          49         7          13            53         --        27          41             --
   Other international           59          12        12          25            20         --        (4)         (6)             3
                               ----        ----       ---         ---          ----       ----      ----       -----           ----
    Total crude oil and
     natural gas activities     558         111        44          63           178         --        62         100             28
   Other(3)                      70          55         2          --            --         --         6           7             --
        --                     ----        ----       ---         ---          ----       ----       ---       -----           ----
      Total                    $628        $166       $46         $63          $178       $ --       $68       $ 107           $ 28
                               ====        ====       ===         ===          ====       ====       ===       =====           ====

1996 -
   Domestic                    $397        $ 83       $31         $26          $127       $ 22       $35       $  73           $ --
   North Sea                    240          57         8          36            57         --        30          52             --
   Other international           57          18        11          10            23         --        (1)         (4)            --
                               ----        ----       ---         ---          ----       ----       ----      -----           ----
    Total crude oil and
     natural gas activities     694         158        50          72           207         22        64          121            --
   Other(3)                     180         159         1          --             1         --         4           15            --
        --                     ----        ----       ---         ---          ----       ----       ---       ------          ----
      Total                    $874        $317       $51         $72          $208       $ 22       $68       $  136          $ --
                               ====        ====       ===         ===          ====       ====       ===       ======          ====

(1) Includes restructuring charges of $2 million in both 1998 and 1997 and $10 million in 1996 (see Note 18).
(2) The equity affiliate follows the "full cost" method of accounting for oil and gas exploration and production activities.
(3) Includes gas marketing, gas processing plants, pipelines and other items that do not fit the definition of crude oil and natural gas activities but have been included above to reconcile to the segment presentations.

     The table below presents the company's average per-unit sales price of proprietary crude oil and natural gas and production costs per barrel of oil equivalent for each of the past three years. Natural gas production has been converted to a barrel of o il equivalent based on approximate relative heating value (6 MCF equals 1 barrel).


                                                  1998         1997         1996
                                                ------       ------       ------
Average sales price -
  Crude oil (per barrel)
     Domestic                                   $11.70       $18.53       $19.36
     North Sea                                   11.97        18.77        19.08
     Other international                         11.96        17.75        18.63
       Average                                   11.88        18.51        19.16

  Natural gas (per MCF)
     Domestic                                     2.12         2.57         2.16
     North Sea                                    2.49         2.52         2.64
     Other international                            --           --         1.14
       Average                                    2.18         2.56         2.12

Production costs -
  (Per barrel of oil equivalent)
    Domestic                                      2.62         2.75         3.32
    North Sea                                     4.25         4.70         4.33
    Other international                           3.92         3.56         4.23
      Average                                     3.41         3.48         3.72

25. Capitalized Costs of Crude Oil and Natural Gas Activities

     Capitalized costs of crude oil and natural gas activities and the related reserves for depreciation, depletion and amortization at the end of 1998 and 1997 are set forth in the table below. Not included in the amounts shown is $221 million that represents the company's proportional interest in an equity affiliate's net capitalized costs at both December 31, 1998 and 1997 (see Note
4). The equity affiliate follows the "full cost" method of accounting for oil and gas exploration and production activities.

(Millions of dollars)                                           1998      1997
------------------------------------------------------------------------------
Capitalized costs -
  Proved properties                                           $3,260    $2,709
  Unproved properties                                            399       134
  Other                                                           51        45
                                                              ------    ------
    Total                                                      3,710     2,888
                                                              ------    ------
Reserves for depreciation, depletion and amortization -
  Proved properties                                            1,986     1,623
  Unproved properties                                             41        30
  Other                                                           26        24
                                                              ------    ------
    Total                                                      2,053     1,677
                                                              ------    ------
      Net capitalized costs                                   $1,657    $1,211
                                                              ======    ======

26. Standardized Measure of and Reconciliation of Changes in Discounted Future Net Cash Flows (Unaudited)

     The standardized measure of future net cash flows presented in the following table was computed using year-end prices and costs and a 10% discount factor. The future income tax expense was computed by applying the appropriate year-end statutory rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows less the tax basis of the properties involved. However, the company cautions that actual future net cash flows may vary considerably from these estimates. Although the company's estimates of total reserves, development costs and production rates were based on the best information available, the development and production of the oil and gas reserves may not occur in the periods assumed. Actual prices realized and costs incurred may vary significantly from those used. Therefore, such estimated future net cash flow computations should not be considered to represent the company's estimate of the expected revenues or the current value of existing proved reserves.

                                                                                                    Standardized       Proportional
                                                 Future                                               Measure of Interest in Equity
                                            Development                                       10%     Discounted        Affiliate's
                                Future   and Production          Future     Future Net     Annual     Future Net       Standardized
(Millions of dollars)     Cash Inflows            Costs    Income Taxes     Cash Flows   Discount     Cash Flows            Measure
-----------------------------------------------------------------------------------------------------------------------------------
1998 -
  Domestic                      $  889           $  352           $ 139         $  398       $ 97         $  301               $102
  North Sea                      1,759            1,069             135            555        175            380                 --
  Other international              546              327              84            135         83             52                 90
                                ------           ------           -----         ------       ----         ------               ----
    Total                       $3,194           $1,748           $ 358         $1,088       $355         $  733               $192
                                ======           ======           =====         ======       ====         ======               ====

1997 -
Domestic                        $1,407           $  403           $  290        $  714       $242         $  472               $205
North Sea                        1,807              813              266           728        266            462                 --
Other international                705              324               97           284         87            197                 19
                                ------           ------           ------        ------       ----         ------               ----
  Total                         $3,919           $1,540           $  653        $1,726       $595         $1,131               $224
                                ======           ======           ======        ======       ====         ======               ====

1996 -
Domestic                        $2,217           $  435           $  552        $1,230       $411         $  819               $336
North Sea                        2,610              841              638         1,131        382            749                 --
Other international                904              395              133           376        117            259                 28
                                ------           ------           ------        ------       ----         ------               ----
  Total                         $5,731           $1,671           $1,323        $2,737       $910         $1,827(1)            $364
                                ======           ======           ======        ======       ====         ======               ====

(1) Includes $(8) million for properties held for sale.


     The changes in the standardized measure of future net cash flows are presented below for each of the past three years:

(Millions of dollars)                                          1998       1997       1996
-----------------------------------------------------------------------------------------
Net change in sales, transfer prices and production costs    $ (831)   $(1,121)    $  847
Changes in estimated future development costs                  (168)       (64)        45
Sales and transfers less production costs                      (322)      (446)      (516)
Purchases of reserves in place                                  156       --            1
Changes due to extensions, discoveries, etc                      46        108        474
Changes due to revisions in quantity estimates                   17         37        116
Changes due to sales of reserves in place                       (11)        (8)      (139)
Changes due to reserves merged into equity affiliate             --         --       (511)
Current period development costs                                342        152        155
Accretion of discount                                           153        261        199
Changes in income taxes                                         181        384       (289)
Timing and other                                                 39          1        (52)
                                                             ------    -------     ------
  Net change                                                   (398)      (696)       330
Total at beginning of year                                    1,131      1,827      1,497
                                                             ------    -------     ------
Total at end of year                                         $  733    $ 1,131     $1,827
                                                             ======    =======     ======

27. Crude Oil, Condensate and Natural Gas Net Reserves (Unaudited)

     The estimates of proved reserves have been prepared by the company's geologists and engineers in accordance with the Securities and Exchange Commission definitions. Such estimates include reserves on certain properties that are partially undeveloped and reserves that may be obtained in the future by improved recovery operations now in operation or for which successful testing has been demonstrated. The company has no proved reserves attributable to long-term supply agreements with governments or consolidated subsidiaries in which there are significant minority interests. At December 31, 1996, the company merged its North American onshore properties into an equity affiliate (see Note 4).
     The following table summarizes the changes in the estimated quantities of the company's crude oil and condensate and natural gas reserves for the three years ended December 31, 1998.

                                                                   Crude Oil and Condensate                   Natural Gas
                                                                    (Millions of barrels)               (Billions of cubic feet)
                                                              ---------------------------------    --------------------------------
                                                                                   Other                               Other
                                                                       North    Interna-                    North   Interna-
                                                              Domestic   Sea      tional  Total    Domestic   Sea     tional  Total
                                                              -------- -----    --------  -----    -------- -----   --------  -----
Proved developed and undeveloped reserves -
  Balance December 31, 1995(1)                                      66    62          42    170         519   191         69    779
    Revisions of previous estimates                                 12    (1)         (1)    10          (1)  (10)        (1)   (12)
    Purchases of reserves in place                                  --    --          --     --           1    --         --      1
    Sales of reserves in place                                     (10)   --          (1)   (11)        (28)   --        (18)   (46)
    Reserves merged into equity affiliate                          (16)   --          (9)   (25)       (122)   --        (41)  (163)
    Extensions, discoveries and other additions                      3    39           7     49          27     2         39     68
    Production                                                     (11)  (11)         (3)   (25)        (84)  (11)        (9)  (104)
                                                                   ---   ---          --    ---         ---   ---         --   ----

  Balance December 31, 1996(1)                                      44    89          35    168         312   172         39    523
    Revisions of previous estimates                                  5     1           1      7          (1)   29          3     31
    Sales of reserves in place                                      --    (1)         --     (1)        (27)   --         --    (27)
    Extensions, discoveries and other additions                      7    --           4     11          37    --          4     41
    Production                                                      (9)   (8)         (4)   (21)        (56)  (12)        --    (68)
                                                                   ---   ---          --    ---         ---   ---         --    ---

  Balance December 31, 1997                                         47     81         36     164        265   189         46    500
    Revisions of previous estimates                                  3      2        (15)    (10)         2     7         13     22
    Purchases of reserves in place                                  --     45         --      45         --    46         --     46
    Sales of reserves in place                                      (1)    --         --      (1)        (8)   --         --     (8)
    Extensions, discoveries and other additions                      1      1          5       7         23     1        103    127
    Production                                                      (8)   (12)        (4)    (24)       (60)  (13)        --    (73)
                                                                   ---    ---         --     ---        ---   ---        ---    ---

  Balance December 31, 1998                                         42    117         22     181        222   230        162    614
                                                                    ==    ===         ==     ===        ===   ===        ===    ===

  Proportional interest in equity affiliate's reserves(2) -
    December 31, 1996                                               22     --          3      25        172    --         13    185
    December 31, 1997                                               22     --          3      25        175    --         15    190
    December 31, 1998                                               11     --          9      20        122    --        124    246
Proved developed reserves -
    December 31, 1996(1)                                            26     45         20      91        183   161         --    344
    December 31, 1997                                               28     33         36      97        166   147         --    313
    December 31, 1998                                               26     62         16     104        176   151         --    327

  Proportional interest in equity affiliate's reserves(2) -
    December 31, 1996                                               20     --          3      23        164    --         13    177
    December 31, 1997                                               20     --          2      22        142    --         14    156
    December 31, 1998                                               10     --          8      18         96    --        120    216

(1) Includes 1 million barrels of oil and 3 billion cubic feet of natural gas held for sale at December 31, 1996, and 12 million barrels of oil and 57 billion cubic feet of natural gas held for sale at December 31, 1995 (see Note 10).

(2) During 1998, the equity affiliate merged with a third party, which reduced the company's ownership interest in the affiliate. The company's proportionate interest reflects its ownership interest at the respective year-end (see Note
4).


     The following presents the company's barrel of oil equivalent proved developed and undeveloped reserves based on approximate relative heating value (6 MCF equals 1 barrel).

                                                                         North          Other
(Millions of equivalent barrels)                            Domestic       Sea  International    Total
------------------------------------------------------------------------------------------------------
December 31, 1996(1)                                              96       118             42      256
December 31, 1997                                                 91       112             44      247
December 31, 1998                                                 79       155             49      283

Proportional interest in equity affiliate's reserves(2) -
  December 31, 1996                                               51       --               5       56
  December 31, 1997                                               52       --               5       57
  December 31, 1998                                               31       --              30       61

(1) Includes 2 million barrels of oil equivalent held for sale at December 31, 1996 (see Note 10).
(2) During 1998, the equity affiliate merged with a third party, which reduced the company's ownership interest in the affiliate. The company's proportionate interest reflects its ownership interest at the respective year-end (see Note
4).

28. Costs Incurred in Crude Oil and Natural Gas Activities

     Total expenditures, both capitalized and expensed, for crude oil and natural gas property acquisition, exploration and development activities for the three years ended December 31, 1998, are reflected in the following table:

                                                              Property
                                                           Acquisition  Exploration  Development
(Millions of dollars)                                         Costs(1)     Costs(2)     Costs(3)
------------------------------------------------------------------------------------------------
1998 -
  Proprietary costs -
    Domestic                                                      $ 52         $ 55         $ 90
    North Sea                                                      423           37          237
    Other international                                              5           34           15
                                                                  ----         ----         ----
      Total                                                       $480         $126         $342
                                                                  ====         ====         ====

  Proportional interest in equity affiliate's costs(4) -
    Domestic                                                      $ 11         $ 7          $ 16
    Other international                                             30          10            15
                                                                  ----         ---          ----
      Total                                                       $ 41         $17          $ 31
                                                                  ====         ===          ====

1997 -
  Proprietary costs -
    Domestic                                                      $ 29         $31          $ 45
    North Sea                                                       --          15            86
    Other international                                              2          39            21
                                                                  ----        ----          ----
      Total                                                       $ 31        $ 85          $152
                                                                  ====        ====          ====

  Proportional interest in equity affiliate's costs(4) -
    Domestic                                                      $  6        $  6          $ 25
    Other international                                             --          --             2
                                                                  ----        ----          ----
      Total                                                       $  6        $  6          $ 27
                                                                  ====        ====          ====

1996 -
  Proprietary costs -
    Domestic                                                      $  6        $ 53          $ 99
    North Sea                                                       --          49            21
    Other international                                              1          15            35
                                                                  ----        ----          ----
      Total                                                       $  7        $117          $155
                                                                  ====        ====          ====

(1) Includes $278 million applicable to purchases of reserves in place in 1998.
(2) Exploration costs include delay rentals, exploratory dry holes, dry hole and bottom hole contributions, geological and geophysical costs, costs of carrying and retain- ing properties, and capital expenditures such as costs of drilling and equipping successful exploratory wells.
(3) Development costs include costs incurred to obtain access to proved reserves
(surveying, clearing ground, building roads), to drill and equip development wells and to acquire, construct and install production facilities and improved recovery systems. Development costs also include costs of developmental dry holes.
(4) During 1998, the equity affiliate merged with a third party, which reduced the company's ownership interest in the affiliate. The company's proportionate interest reflects its ownership interest at the respective year-end (see Note
4).


29. Quarterly Financial Information (Unaudited)

     A summary of quarterly consolidated results for 1998 and 1997 is presented below. In periods in which there was a loss from continuing operations, the conversion of stock options was not assumed since the loss per-share amount would have been lower. Therefore, the quarterly per-share amounts may not add to the annual amounts. Refer to Management's Discussion and Analysis for information about special items.

                                                                                                           Diluted Income (Loss)
                                                                                      Income                  per Common Share
                                                                                 (Loss) from      Net
                                                                  Operating       Continuing   Income      Continuing        Net
(Millions of dollars, except per-share amounts)         Sales    Profit (Loss)    Operations   (Loss)      Operations     Income
--------------------------------------------------------------------------------------------------------------------------------

1998 Quarter Ended -
  March 31                                             $  291           $  34         $  16    $  24          $  .33     $  .50
  June 30                                                 395              43            26       77             .55       1.62
  September 30                                            360              31           (23)     195            (.48)      4.09
  December 31                                             350            (354)         (246)    (246)          (5.18)     (5.17)
           --                                          ------           -----         -----    -----          ------     ------
  Total                                                $1,396           $(246)        $(227)   $  50          $(4.78)    $ 1.06
                                                       ======           =====         =====    =====          ======     ======

1997 Quarter Ended -
  March 31                                             $  384           $  83         $  58    $  70          $ 1.21     $ 1.45
  June 30                                                 335              54            37       42             .76        .87
  September 30                                            324              57            31       37             .65        .77
  December 31                                             345              62            35       45             .74        .95
           --                                          ------           -----         -----    -----          ------     ------
  Total                                                $1,388           $ 256         $ 161    $ 194          $ 3.36     $ 4.04
                                                       ======           =====         =====    =====          ======     ======

     The company's common stock is listed for trading on the New York Stock Exchange and was held by approximately 10,900 stockholders of record at year-end 1998. The ranges of market prices and dividends declared during the last two years are as follows:

                                               Market Prices
                               ------------------------------------------
                                                                               Dividends
                                      1998                   1997              per Share
                               ------------------      ------------------   -------------
                                 High     Low           High     Low         1998    1997
                               -------    -------      --------  --------   -----    ----
Quarter Ended -
  March 31                     73 3/16    55 7/8       75        61 7/8     $.45     $.45
  June 30                      70 1/4     56 5/8       67 1/4    55 1/2      .45      .45
  September 30                 60 1/2     38           69 15/16  59 13/16    .45      .45
  December 31                  47 9/16    36 3/16      71 1/2    60 1/8      .45      .45




Five-Year Financial Summary

(Millions of dollars, except per-share amounts)                             1998          1997        1996         1995        1994
-----------------------------------------------------------------------------------------------------------------------------------
Summary of Net Income (Loss)
Sales                                                                    $ 1,396       $ 1,388     $ 1,566     $ 1,401      $ 1,272
                                                                         -------       -------     -------     -------      -------
Costs and operating expenses                                               1,735         1,199       1,397       1,480        1,187
Interest and debt expense                                                     58            47          52          60           59
                                                                         -------       -------     -------     -------      -------
  Total costs and expenses                                                 1,793         1,246       1,449       1,540        1,246
                                                                         -------       -------     -------     -------      -------
                                                                            (397)          142         117        (139)          26
Other income                                                                  22            90         132          29           27
Provision (benefit) for income taxes                                        (148)           71          85         (52)          18
                                                                         -------       -------     -------     -------      -------
Income (loss) from continuing operations                                    (227)          161         164         (58)          35
Income from discontinued operations                                          277            33          56          27           55
                                                                         -------       -------     -------     -------      -------
Net income (loss)                                                        $    50       $   194     $   220     $   (31)     $    90
                                                                         =======       =======     =======     =======      =======

Common Stock Information, per Share
Diluted net income (loss) -
  Continuing operations                                                  $ (4.78)      $  3.36     $  3.30     $ (1.12)     $   .67
  Discontinued operations                                                   5.84           .68        1.13         .52         1.07
                                                                         -------       -------     -------         ---         ----
    Total                                                                $  1.06       $  4.04     $  4.43     $  (.60)     $  1.74
                                                                         =======       =======     =======     =======      =======

Dividends declared                                                       $  1.80       $  1.80     $  1.64     $  1.55      $  1.52
Stockholders' equity                                                       28.26         30.09       28.10       27.52        29.82
Market high for the year                                                   73.19         75.00       74.13       64.00        51.00
Market low for the year                                                    36.19         55.50       55.75       44.00        40.00
Market price at year-end                                                 $ 38.25       $ 63.31     $ 72.00     $ 63.50      $ 46.25
Shares outstanding at year-end (thousands)                                47,167        47,686      48,294      51,069       51,694

Balance Sheet Information
Working capital                                                          $   215       $   166     $   320     $   189      $    52
Property, plant and equipment - net                                        2,288         1,998       1,948       2,210        2,489
Total assets                                                               3,341         3,096       3,124       3,213        3,696
Long-term debt                                                               901           552         626         632          673
Total debt                                                                   944           579         663         735          993
Stockholders' equity                                                       1,333         1,440       1,367       1,416        1,543

Cash Flow Information
Net cash provided by operating activities                                     99           569         645         369          356
Cash capital expenditures                                                    550           341         392         484          410
Dividends paid                                                                86            85          83          79           78
Purchase of treasury stock                                               $    25       $    60     $   195     $    45      $    --

Ratios and Percentage
Current ratio                                                                1.4           1.3         1.7         1.3          1.1
Average price/earnings ratio                                                51.6          16.2        14.7          NM         26.1
Total debt to total capitalization                                            41%           29%         33%         34%          39%

Employees
Total wages and benefits                                                 $   283       $   285     $   289     $   314      $   319
Number of employees at year-end                                            3,367         3,746       3,851       3,976        5,524



Five-Year Operating Summary

                                                                             1998         1997        1996         1995        1994
                                                                             ----         ----        ----         ----        ----
Exploration and Production
Net proprietary production of crude oil and condensate -
 (thousands of barrels per day)
   Domestic                                                                  22.2         24.2        30.6         28.9        25.5
   North Sea                                                                 34.4         23.4        30.9         36.7        34.3
   Other international                                                       10.2          9.3         7.1          4.8         7.5
                                                                             ----         ----        ----         ----        ----
     Total                                                                   66.8         56.9        68.6         70.4        67.3
                                                                             ====         ====        ====         ====        ====

Average price of crude oil sold (per barrel) -
   Domestic                                                                $11.70       $18.53      $19.36       $15.69      $14.64
   North Sea                                                                11.97        18.77       19.08        16.31       15.15
   Other international                                                      11.96        17.75       18.63        15.21       13.79
   Average                                                                 $11.88       $18.51      $19.16       $15.99      $14.81

Proprietary natural gas sales (MMCF per day)                                  198          184         281          291         271
Average price of natural gas sold (per MCF)                                $ 2.18       $ 2.56      $ 2.12       $ 1.52      $ 1.76
Net exploratory wells drilled -
   Productive                                                                1.40         2.65        4.91         3.71        9.61
   Dry                                                                       7.42         4.42        3.52         9.16        8.47
                                                                             ----         ----        ----        -----       -----
     Total                                                                   8.82         7.07        8.43        12.87       18.08
                                                                             ====         ====        ====        =====       =====

Net development wells drilled -
   Productive                                                               11.30         9.78       21.33        40.86       22.27
   Dry                                                                       1.00           --        1.04         2.95        4.63
                                                                            -----         ----       -----        -----       -----
     Total                                                                  12.30         9.78       22.37        43.81       26.90
                                                                            =====         ====       =====        =====       =====

Undeveloped net acreage (thousands) -
   Domestic                                                                   465          319         265          472         499
   North Sea                                                                  715          391         428          358         363
   Other international                                                      9,225       12,308       1,852        1,765       1,745
                                                                           ------       ------       -----        -----       -----
     Total                                                                 10,405       13,018       2,545        2,595       2,607
                                                                           ======       ======       =====        =====       =====

Developed net acreage (thousands) -
   Domestic                                                                   159          155         209          537         542
   North Sea                                                                   69           24          33           22          21
   Other international                                                        537          123         123          178         184
                                                                              ---          ---         ---          ---         ---
     Total                                                                    765          302         365          737         747
                                                                              ===          ===         ===          ===         ===

Estimated proved reserves (millions of equivalent barrels)                    283          247         256          300         332

Chemicals
Industrial and specialty chemical sales (thousands of metric tons)            481          443         405          404         346