Form 10-K, Exhibit 13
period 1999-12-31
KERR MCGEE CORP
filed 2000-03-30
CIK 55458

FINANCIAL REVIEW            Kerr-McGee Corporation

    Contents
    Management's Discussion and Analysis.......................14
      Kerr-McGee/Oryx Merger...................................14
      Operating Environment and Outlook........................14
      Results of Consolidated Operations.......................15
      Segment Operations.......................................17
      Financial Condition......................................18
      Market Risks.............................................19
      Environmental Matters....................................20
      New Accounting Standards.................................21
      Year 2000 Readiness......................................22
    Cautionary Statement Concerning
      Forward-Looking Statements...............................22
    Responsibility for Financial Reporting.....................22
    Report of Independent Public Accountants...................23
    Consolidated Statement of Income...........................24
    Consolidated Statement of Comprehensive Income
      and Stockholders' Equity.................................25
    Consolidated Balance Sheet.................................26
    Consolidated Statement of Cash Flows.......................27
    Notes to Financial Statements..............................28
      1.  The Company and Significant Accounting Policies......28
      2.  Cash Flow Information................................30
      3.  Inventories..........................................30
      4.  Deferred Charges.....................................30
      5.  Investments - Equity Affiliates......................31
      6.  Investments - Other Assets...........................31
      7.  Property, Plant and Equipment........................31
      8.  Debt.................................................32
      9.  Accrued Liabilities..................................33
     10.  Common Stock.........................................33
     11.  Contingencies........................................34
     12.  Income Taxes.........................................35
     13.  Taxes, Other than Income Taxes.......................36
     14.  Deferred Credits and Reserves - Other................36
     15.  Discontinued Operations..............................36
     16.  Other Income.........................................37
     17.  Impairment of Long-Lived Assets and Long-Lived
            Assets to Be Disposed Of...........................37
     18.  Financial Instruments and Hedging Activities.........38
     19.  Employee Benefit Plans...............................40
     20.  Employee Stock Ownership Plan........................42
     21.  Employee Stock Option Plans..........................43
     22.  Merger and Restructuring Charges.....................44
     23.  Merger with Oryx Energy Company......................45
     24.  Reporting by Business Segments
            and Geographic Locations...........................46
     25.  Subsequent Events....................................48
     26.  Costs Incurred in Crude Oil and
            Natural Gas Activities.............................48
     27.  Results of Operations from Crude Oil
            and Natural Gas Activities.........................49
     28.  Capitalized Costs of Crude Oil and
            Natural Gas Activities.............................50
     29.  Crude Oil, Condensate, Natural Gas Liquids
            and Natural Gas Net Reserves (Unaudited)...........51
     30.  Standardized Measure of and Reconciliation
            of Changes in Discounted Future
            Net Cash Flows (Unaudited).........................52
     31.  Quarterly Financial Information (Unaudited)..........53
    Six-Year Financial Summary.................................54
    Six-Year Operating Summary.................................55


                                Financial Review

Management's Discussion and Analysis

Kerr-McGee/Oryx Merger

     On February 26, 1999, the merger between Kerr-McGee and Oryx was completed. Oryx was a worldwide independent oil and gas exploration and production company. Its operations have been merged into and reported with Kerr-McGee's exploration and production segment. All references to the "company" refer to the merged entity.
     Under the merger agreement, each outstanding share of Oryx common stock was effectively converted into the right to receive 0.369 shares of newly issued Kerr-McGee common stock. The merger qualified as a tax-free exchange to Oryx's shareholders and has been accounted for as a pooling of interests. Accordingly, results of operations, financial position and cash flows for all prior periods have been restated to reflect the combined company as though it had always been in existence. The merger with Oryx was the largest transaction in Kerr-McGee's history. The company has successfully incorporated the assets, staffs and operations of the two companies and met the projected annualized level of $100 million of pretax synergy savings.

Operating Environment and Outlook

     Based on proved reserves at December 31, 1999, the company is one of the largest independent, nonintegrated oil and gas exploration and production companies based in the United States.
     In the first two months of 2000, oil prices are in the $27 to $30 per-barrel range, the highest level in a decade. Oil prices have risen steadily from the spring of 1999 when OPEC took steps to reduce supplies. OPEC's actions, combined with higher consumption due to a robust economy, have resulted in historically low levels of crude oil inventories. OPEC is scheduled to meet in late March 2000, and many experts forecast that these producers will boost production in order to prevent product shortages which will result in lower prices. Management recognizes these risks to commodity pricing and believes prices will average between $22 and $25 per barrel in 2000.
     In early 2000, natural gas prices are in the $2.50 to $2.80 per million BTU range, and those levels continue in the near-term futures markets. Natural gas consumption in the U.S. has continued to grow, currently representing approximately 25% of the nation's fuel needs. In 1998 and 1999, the U.S. experienced a downturn in drilling in the shallow Gulf of Mexico and onshore United States. The company and others have made significant discoveries in the deepwater Gulf of Mexico; however, these projects require long startup times. The increasing need for this environmentally friendly fuel for power generation, coupled with slow supply development, should contribute to strengthening prices. Management believes prices are stable at their current levels and may increase when the market recognizes more of the risks associated with increasing natural gas supply.
     On February 14, 2000, the company reached agreements (subject to customary conditions and governmental approvals) with Kemira Oyj of Finland to purchase its pigment operations in Savannah, Georgia, and Botlek, the Netherlands. The two plants have combined capacity of 201,000 tonnes per year, which will increase Kerr-McGee's total equity pigment capacity by 60% to 535,000 tonnes per year. After the transaction is completed, the company will rank as the world's third-largest producer and marketer of pigment with about 16% of the world market. During 1998, the company introduced a new universal grade of pigment, which currently represents nearly 30% of the company's U.S. pigment production. A new grade of pigment for the industrial-coatings market will go into commercial production in the first half of 2000. Management believes that pigment consumption will increase by 2.5% to 3% annually during the next five years. The company is undertaking cost-reduction programs at its non-U.S. pigment facilities similar to a program that was implemented in 1999 at the U.S. plant where significant cost reductions have been achieved.

Results of Consolidated Operations


     Net income (loss) and per-share amounts for each of the three years in the period ended December 31, 1999, were as follows:

(Millions of dollars, except per-share amounts)        1999    1998    1997
-----------------------------------------------        ----    ----    ----
Net income (loss)                                      $142    $(68)   $382
Income (loss) from continuing operations
  excluding special items                               296     (24)    343
Net income (loss) per share -
  Net income (loss) -
      Basic                                            1.64    (.78)   4.40
      Diluted                                          1.64    (.78)   4.38
  Income (loss) from continuing operations
    excluding special items -
      Basic                                            3.42    (.28)   3.95
      Diluted                                          3.42    (.28)   3.93

     Net income (loss) was impacted by a number of special items in each of the years. In 1999, special items were both operating and nonoperating and were associated principally with the Oryx merger and transition and with pending and settled litigation matters. The 1998 special items related primarily to impairment write-downs reflecting the then current market value of certain of the company's oil and gas producing fields and certain chemical facilities. Other 1998 special items were principally nonoperating and reduced net income by $22 million. In 1997, special items were principally nonoperating and increased net income by $8 million. These special items affect comparability between the periods and are shown on an after-tax basis in the following table, which reconciles income (loss) from continuing operations excluding special items to net income (loss):

(Millions of dollars)                                  1999    1998    1997
---------------------                                  ----    ----    ----
Income (loss) from continuing
  operations excluding special items                   $296    $(24)   $343
                                                       ----    ----    ----

Special items, net of taxes -
  Asset impairment                                       --    (299)     --
  Merger costs                                         (116)     --      --
  Equity affiliate's full-cost
    ceiling write-down                                   --     (27)     --
  Net provision for environmental
    remediation and restoration of
    inactive sites                                       --     (26)    (13)
  Restructuring                                          (1)    (25)     (1)
  Pending/settled litigation                            (20)     --      (1)
  Transition costs                                      (14)     --      --
  Settlement of prior years' income taxes                 1      41      --
  Settlements with insurance carriers                    --       8       8
  Effect of U.K. tax-rate change                         --       8      --
  Gains on the sales of equity securities                --      --      12
  Other, net                                             --      (1)      3
                                                       ----    ----    ----
    Total                                              (150)   (321)      8
                                                       ----    ----    ----

Discontinued operations, net of taxes                    --     277      33
Extraordinary charge, net of taxes                       --      --      (2)
Change in accounting principle, net of taxes             (4)     --      --
                                                       ----    ----    ----
Net income (loss)                                      $142    $(68)   $382
                                                       ====    ====    ====

     Effective January 1, 1999, the company adopted Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires costs of start-up activities to be expensed as incurred. Unamortized start-up costs at the beginning of 1999 were required to be recognized as a cumulative effect of a change in accounting principle, which decreased 1999 after-tax income by $4 million.
     The company sold its coal operations in 1998, resulting in an after-tax gain of $257 million. All amounts related to coal are shown in the Consolidated Statement of Income as discontinued operations.
     In 1997, the company recognized an extraordinary loss of $2 million (net of $1 million of income taxes) from the write-off of unamortized debt issuance costs. These costs related to a $500 million credit facility that was replaced with a five-year, $500 million revolving credit agreement.
     Income from continuing operations excluding special items for 1999 increased $320 million from 1998. This primarily resulted from a $343 million increase in exploration and production after-tax operating profit excluding special items, which was partially offset by a $29 million increase in net interest expense. In 1998, income (loss) from continuing operations excluding special items declined $367 million from the prior year, due primarily to a $368 million decline in exploration and production after-tax operating profit excluding special items, which was partially offset by a $20 million increase in chemical results.
     Sales from continuing operations were $2.7 billion in 1999, $2.2 billion in 1998 and $2.6 billion in 1997. Sales for 1999 were higher than in 1998 due to higher average sales prices for oil and natural gas (37% and 11% increases, respectively), a 16% increase in oil volumes sold and an increase in titanium dioxide pigment sales volumes (mainly due to a full year of production from the company's European pigment operations, compared to nine months in 1998), partially offset by lower electrolytic and forest products sales volumes and lower European pigment sales prices. Sales in 1998 were lower than 1997 primarily due to declines in 1998 average sales prices for oil and natural gas, of 32% and 13%, respectively. In addition, natural gas volume decreases were partially offset by increased sales volumes and prices for pigment. The volume decreases in natural gas sales were primarily the result of damages to and repair times for pipeline systems, hurricane downtimes and normal production declines. Volume increases in pigment sales relate to the March 1998 purchase of the European pigment operations and the expansion of the pigment facility in Hamilton, Mississippi.
     Costs and operating expenses totaled $1.1 billion in both 1999 and 1998 and $1 billion in 1997. The 1998 amount was higher than the prior year principally due to costs of the acquired European pigment operations and higher per-unit costs at the U.S. pigment and synthetic rutile facilities. This was partially offset by the absence of costs of natural gas purchased for resale.
     Following are general and administrative expenses for 1999, 1998 and 1997:

(Millions of dollars)                                  1999    1998    1997
---------------------                                  ----    ----    ----
General and administrative expenses
  excluding special items                              $186    $204    $194
                                                       ----    ----    ----
Special items -
  Net provision for environmental
    remediation and restoration of
    inactive sites                                       --      41      20
  Restructuring                                          --      36       2
  Pending/settled litigation                             30      --       2
  Transition costs associated with
    the Oryx merger                                      22      --      --
  Other, net                                             --      (3)      3
                                                       ----    ----    ----
    Total                                                52      74      27
                                                       ----    ----    ----
General and administrative expenses                    $238    $278    $221
                                                       ====    ====    ====

     The decrease in 1999 general and administrative expense compared with 1998 resulted from the synergies realized through the merger, principally by the exploration and production segment. The estimated general and administrative synergies of approximately $35 million were partially offset by slightly higher chemical costs and higher corporate charges primarily due to higher costs associated with improved employee benefit plans. The provision for pending or settled litigation is principally related to facilities or properties no longer operated or owned by the company. Transition costs were those associated with ongoing business during the time of the merger, which will not re-occur in 2000. The increase in 1998 over 1997 general and administrative expenses excluding special items primarily resulted from additional costs related to the company's European pigment operations. Net provisions for environmental remediation and restoration of inactive sites primarily represented additional provisions established for the removal of low-level radioactive materials from the company's inactive facility and offsite areas in West Chicago, Illinois. Restructuring charges were for a 1998 voluntary severance program for the former Oryx U.S. operations, a work process review and organizational restructuring of several groups, the 1996-1997 relocation of part of the exploration and production unit to Houston, Texas, and severance associated with the divestiture program and the merger of certain of the company's North American onshore properties into Devon Energy Corporation (Devon) effective December 31, 1996.
     Asset impairments totaled $446 million in 1998 (see Note 17). Of this amount, $389 million were for write-downs associated with certain oil and gas fields located in the North Sea, China and United States. Asset impairment of $57 million was also recognized for certain chemical facilities in Idaho and Alabama. The impairments were recorded because these assets were no longer expected to recover their net book values through future cash flows.
     Exploration costs for 1999, 1998 and 1997 were $140 million, $215 million and $139 million, respectively. The decrease for 1999 resulted from lower dry hole costs principally in the Gulf of Mexico, Kazakhstan and China, lower costs of geophysical projects primarily in the United States onshore area and lower exploration district expense in the United States, the North Sea and China. The primary reasons for the 1998 increase over the prior year were higher dry hole costs in the Gulf of Mexico, Kazakhstan, Thailand and onshore United States, higher undeveloped leasehold amortization in the Gulf of Mexico, higher geophysical expenses related to the Gulf of Mexico and higher district expense in China, the North Sea and Gulf of Mexico, partially offset by lower dry hole costs in China.
     Taxes, other than income taxes, were $85 million in 1999, $53 million in 1998 and $103 million in 1997. The 1999 and 1998 variances from the prior year were both due principally to severance taxes, a direct result of changes in oil and gas prices.
     Merger costs totaling $163 million were recognized in 1999 and represent costs incurred in connection with the Oryx merger, which have no future benefit to the combined operations. The major items included are severance and associated benefit plan adjustments; lease cancellation costs; transfer fees for seismic data; investment bankers, lawyers and accountants fees; and the write-off of duplicate computer systems and fixtures (see Note 22).
     Interest and debt expense totaled $190 million in 1999, $157 million in 1998 and $141 million in 1997. The 1999 increase resulted from lower capitalized interest and higher borrowings related to the costs of the merger. Borrowings increased in 1998 due to the acquisitions of European chemical operations and North Sea oil and gas assets, partially offset by the proceeds from the sale of the coal assets.
     Other income was as follows for each of the years in the three-year period ended December 31, 1999:

(Millions of dollars)                                  1999    1998    1997
---------------------                                  ----    ----    ----
Other income excluding special items                   $ 39    $ 36    $ 43
                                                       ----    ----    ----
Special items -
  Interest income from settlement
    of prior years' income taxes                          1      19      --
  Settlements with insurance carriers                    --      12      12
  Equity affiliate's full-cost ceiling
    write-down                                           --     (27)     --
  Gains on the sale of nonstrategic
    oil and gas properties                               --       2       2
  Gains on sales of equity securities                    --      --      18
  Other, net                                             --       1       7
                                                       ----    ----    ----
    Total                                                 1       7      39
                                                       ----    ----    ----
Other income                                           $ 40    $ 43    $ 82
                                                       ====    ====    ====

     The increase in 1999 other income excluding special items compared with 1998 was due primarily to higher foreign currency gains, partially offset by lower interest income. Lower equity earnings from unconsolidated affiliates were the primary reason for the decline in 1998 other income excluding special items, compared with the prior year. Equity earnings from the company's investment in Devon were impacted by lower oil and gas prices and decreased $14 million for 1998 compared with 1997.

Segment Operations

     Operating profit (loss) from each of the company's segments is summarized in the following table:

(Millions of dollars)                                  1999    1998    1997
---------------------                                  ----    ----    ----
Operating profit excluding special items -
  Exploration and production                           $562   $  62    $597
                                                       ----   -----    ----
  Chemicals -
    Pigment                                             113      89      49
    Other                                                15      26      35
                                                       ----   -----    ----
      Total Chemicals                                   128     115      84
                                                       ----   -----    ----
        Total                                           690     177     681
Special items                                           (21)   (482)     (5)
                                                       ----   -----    ----
Operating profit (loss)                                $669   $(305)   $676
                                                       ====   =====    ====

Exploration and Production

     Exploration and production sales, operating profit (loss) and production and sales statistics are shown in the following table:

(Millions of dollars, except per-unit amounts)         1999    1998    1997
----------------------------------------------       ------  ------  ------
Sales                                                $1,770  $1,267  $1,845
                                                     ======  ======  ======

Operating profit excluding special items             $  562  $   62  $  597
Special items                                           (20)   (423)     (2)
                                                     ------  ------  ------
Operating profit (loss)                              $  542  $ (361) $  595
                                                     ======  ======  ======

Net crude oil and condensate produced
 (thousands of barrels per day)                         197     172     172
Average price of crude oil sold
 (per barrel)                                        $17.15  $12.52  $18.32
Natural gas sold (MMCF per day)                         580     584     685
Average price of natural gas sold
 (per MCF)                                           $ 2.35  $ 2.12  $ 2.43

     Special items in 1999 are transition costs associated with the work necessary to accomplish the Oryx merger. Asset impairment for certain oil and gas fields in the North Sea, China and the United States totaled $389 million in 1998 and is reflected in special items. Also in 1998, a $34 million restructuring reserve is shown as a special item. This amount was provided primarily for a voluntary severance program for employees of former Oryx U.S. operations. Special items in 1997 consisted primarily of additional costs for the segment's restructuring and relocation to Houston, Texas.

Chemicals
     Chemical sales and operating profit are shown in the following table:

(Millions of dollars)                                  1999    1998    1997
---------------------                                  ----    ----    ----
Sales -
  Pigment                                              $700    $640    $470
  Other                                                 226     293     290
                                                       ----    ----    ----
Total                                                  $926    $933    $760
                                                       ====    ====    ====

Operating profit excluding special items -
  Pigment                                              $113    $ 89    $ 49
  Other                                                  15      26      35
                                                       ----    ----    ----
                                                        128     115      84
Special items -
  Pigment                                                --     (33)     --
  Other                                                  (1)    (26)     (3)
                                                       ----    ----    ----
Operating profit                                       $127    $ 56    $ 81
                                                       ====    ====    ====

     Severance charges of $1 million and $2 million were recorded as special items in 1999 and 1998, respectively. Also included in 1998 special charges are asset impairments totaling $57 million for noncore chemical assets in Alabama and Idaho. Special items in 1997 were primarily for the write-off of obsolete equipment.

     Pigment - The increase in 1999 titanium dioxide pigment sales from the prior year was due principally to increased volumes in Europe as a result of a full year of sales after the company's acquisition at the end of March 1998 of the European pigment operations, partially offset by lower European pigment prices. Operating profit excluding special items increased in 1999 due to the higher sales in Europe and lower U.S. per-unit production costs. Pigment prices increased throughout 1998. This improvement in pricing, along with the company's acquisition of the European pigment operations and a full year's production from a 27, 000 tonne-per-year expansion of the company's Hamilton, Mississippi, plant were the primary reasons for the $170 million increase in pigment sales in 1998. These sales increases were partially offset by higher per-unit production costs resulting in a $ 40 million increase in operating profit excluding special items.
     Other - Other chemical sales were lower in 1999 as compared with 1998 principally due to lower forest products sales volumes, the company's withdrawal from the ammonium perchlorate business in 1998 and lower vanadium sales volumes. The decline in sales was the major reason for lower operating profit in 1999. The decline in 1998 operating profit from 1997 resulted primarily from the withdrawal from the ammonium perchlorate business in 1998 and higher sodium chlorate per-unit production costs.

Financial Condition

(Millions of dollars)                                  1999    1998    1997
---------------------                                  ----    ----    ----
Current ratio                                           1.4     0.8     1.0
Total debt                                           $2,525  $2,250  $1,766
Total debt less cash                                  2,258   2,129   1,574
Stockholders' equity                                 $1,492  $1,346  $1,558
Total debt less cash to total capitalization             60%     61%     50%
Floating-rate debt to total debt                        38       33      15

Cash Flow
     Net cash provided by operating activities was $713 million in 1999, compared with $385 million in 1998 and $1.1 billion in 1997. The rebound in crude oil prices and the resulting impact on net income were the primary reasons for the 1999 increase in net cash provided by operating activities and more than offset the reduction in cash from the costs of the merger.
     Cash used in 1999 investing activities was primarily for $543 million of capital expenditures and $33 million of unsuccessful exploratory well costs. Additionally, the company invested in several oil and gas property acquisitions totaling $78 million, including the buy-out of the limited partners of Sun Energy Partners, L.P. Net other investing activities used $8 million of cash.
     Dividends increased to $138 million in 1999 with the additional Kerr-McGee shares outstanding after the merger. These quarterly dividend payments of $.45 per share and the net cash used in investing activities were in excess of net cash provided by operating activities. To supplement this shortfall, borrowings and other financings increased by a net amount of $238 million, with a net result of $146 million increase in cash.
     The decrease in 1998 net cash provided by operating activities resulted primarily from the low crude oil price environment, which contributed to the net loss and from increased working capital and other changes that used cash from operating activities. Net cash provided by operating activities was reduced by taxes paid related to the sale of the discontinued coal operations of $115 million.
     In 1998, proceeds of approximately $600 million were received from the sale of the company's discontinued coal operations, $150 million from the sale of the marginal exploration and production properties and the ammonium perchlorate operations and $20 million from other investing activities. These sources of cash from investing activities and net proceeds from debt issuances of $481 million were used for capital expenditures of $981 million, acquisitions of the Gulf Canada North Sea assets and the European titanium dioxide pigment facilities totaling $518 million and dry hole costs of $92 million.
     The company's Board of Directors authorized a stock purchase program in 1998. A total of 580,000 shares ($25 million) was purchased before the program was cancelled because of the company's merger.

Liquidity
     At year-end 1999, total debt outstanding was $2.5 billion. The percentage of total debt less cash to total capitalization was 60% at December 31, 1999; 61% at December 31, 1998; and 50% at year-end 1997. The slight improvement at year-end 1999 resulted from the impact of the equity increase from 1999 net income on total capitalization. The impact of increased borrowings in 1998 accounted for the increase in the 1998 percentage. Borrowings increased because the level of the capital expenditure program and the two 1998 acquisitions were, in total, in excess of the proceeds from the sale of the coal operations.
     Significant 1999 debt transactions included issuance of $327 million 5-1/2% debt exchangeable for common stock of Devon due August 2, 2004. (The company owns 9,954,000 shares of outstanding Devon common stock.) In addition, $150 million floating rate notes due 2001 were issued in November to institutional investors with interest payable quarterly at three-month LIBOR plus 0.5%.
     The company believes it has the ability to provide for its operational needs and its long- and short-term capital programs through its operating cash flow, borrowing capacity and ability to raise capital. At December 31, 1999, the company had unused lines of credit and revolving credit agreements totaling $1.4 billion. Of this amount, $835 million and $400 million could be used to support the commercial paper borrowings of Kerr-McGee Credit LLC and Kerr-McGee Oil (U.K.) PLC, respectively, both wholly owned subsidiaries. Outstanding revolving credit borrowings at year-end 1999 totaled $85 million at varying rates of interest.
     On February 26, 1999, the date of the merger, the company signed two revolving credit facilities replacing $75 million of a Kerr-McGee Oil (U.K.) PLC revolving credit facility and Oryx's $500 million, five-year revolving credit facility entered into October 20, 1997. The two agreements consist of a three-year, $500 million facility and a 364-day, $250 million facility. One-third of the borrowings under each of the agreements can be drawn by foreign subsidiaries. The borrowings can be made in British pound sterling, euros or other local European currencies. Interest for each of the revolving credit facilities is payable at varying rates. Effective February 25, 2000, the 364-day facility was renewed and increased to $350 million.
     At December 31, 1999, the company classified $793 million of its short-term obligations as long-term debt. Final settlement of these obligations, consisting of revolving credit borrowings and commercial paper, is not expected to occur in 2000. The company has the intent and the ability, as evidenced by committed credit arrangements, to refinance this debt on a long-term basis. The company's practice has been to continually refinance its commercial paper, while maintaining levels believed to be appropriate.
     The company increased its shelf registration with the Securities and Exchange Commission in January 2000 to offer up to $1.5 billion of debt securities, preferred stock, common stock or warrants. In February 2000, under this registration, the company issued 7.5 million shares of its common stock and $600 million of 5-1/4% convertible subordinated debentures due 2010, generating nearly $1 billion in net proceeds to the company. These proceeds will be used to redeem the short-term floating rate debt used for the $555 million acquisition of Repsol S.A.'s North Sea oil and gas operations in January 2000, the pending $403 million acquisition of Kemira Oyj's U.S. and Dutch titanium dioxide pigment operations and/or reduction of other debt.
     In connection with these first quarter transactions and offerings, rating agencies confirmed the company's debt ratings. The ratings are "BBB+," "Baa1" and "BBB" for senior unsecured debt. See Note 8 for a discussion of the company's debt at year-end 1999.
     The company finances capital expenditures through internally generated funds and various borrowings. Cash capital expenditures were $543 million in 1999, $981 million in 1998 and $836 million in 1997, a total of $2.4 billion. During this same three-year period, $2.9 billion of net cash was provided by operating activities (exclusive of working capital and other changes), which exceeded cash capital expenditures and dividends paid during the periods by approximately $200 million.
     Management anticipates that 2000 cash capital requirements, currently estimated at $675 million, and the capital expenditures programs for the next several years can continue to be provided through internally generated funds and selective borrowings.

Market Risks

     The company is exposed to a variety of market risks, including the effects of movements in foreign currency exchange rates, interest rates and certain commodity prices. The company addresses its risks through a controlled program of risk management that includes the use of derivative financial instruments. The company does not hold or issue derivative financial instruments for trading purposes. See Notes 1 and 18 for additional discussions of the company's financial instruments and hedging activities.

Foreign Currency Exchange
     The U.S. dollar is the functional currency for the company's international operations, except for its European chemical operations. It is the company's intent to hedge a portion of its monetary assets and liabilities denominated in foreign currencies. Periodically, the company purchases foreign currency forward contracts to provide funds for operating and capital expenditure requirements that will be denominated in foreign currencies, primarily Australian dollars and British pound sterling. These contracts generally have durations of less than three years. The company also enters into forward contracts to hedge the sale of various foreign currencies, principally generated from accounts receivable for titanium dioxide pigment sales denominated in foreign currencies. These contracts are principally for European currencies and generally have durations of less than a year. Since these contracts qualify as hedges and correlate to currency movements, any gains or losses resulting from exchange rate changes are deferred and recognized as adjustments of the hedged transaction when it is settled in cash.
     Following are the notional amounts at the contract exchange rates, weighted-average contractual exchange rates and estimated fair value by contract maturity for open contracts at year-end 1999 and 1998 to purchase (sell) foreign currencies. All amounts are U.S. dollar equivalents.

                                                                   Notional        Weighted-Average        Estimated Fair
(Millions  of  dollars,  except  average  contract  rate)            Amount           Contract Rate                 Value
---------------------------------------------------------          --------        ----------------        --------------
Open  contracts at December 31, 1999 -
  Maturing in 2000 -
    Australian dollar                                                   $48                   .6306                   $50
    French franc                                                         (1)                 6.2908                    (1)
    British pound sterling                                               (1)                  .6187                    (1)
    Italian lira                                                         (1)              1839.8282                    (1)
    New Zealand dollar                                                   (1)                 1.9775                    (1)
    Japanese yen                                                         (1)               102.4479                    (1)

  Maturing in 2001 -
    Australian dollar                                                    32                   .6499                     32
  Maturing in 2002 -
    Australian dollar                                                    16                   .6538                     16

Open contracts at December 31, 1998 -
  Maturing in 1999 -
    Australian dollar                                                    56                   .7117                     48
    German mark                                                          (1)                 1.6745                     (1)
    British pound sterling                                               41                  1.6355                     42
  Maturing in 2000 -
    Australian dollar                                                    21                   .6145                     21


Interest Rates
     The company's exposure to changes in interest rates relates primarily to long-term debt obligations. The company has participated in various interest rate hedging arrangements to help manage the floating-rate portion of its debt. There were no interest rate hedging contracts entered into during 1999 or 1998. At December 31, 1998, all interest rate hedging contracts had expired.
     The table below presents principal amounts and related weighted-average interest rates by maturity date for the company's long-term debt obligations outstanding at year-end 1999. All borrowings are in U.S. dollars.

                                                                       There-         Fair Value
(Millions of dollars)           2000    2001    2002    2003    2004    after   Total   12/31/99
---------------------           ----    ----    ----    ----    ----    -----   -----   --------
Fixed-rate debt -
  Principal amount               $20    $174     $33    $116    $491     $739  $1,573     $1,612
  Weighted-average
    interest rate               8.54%   9.78%   8.85%   8.04%   6.45%    7.28%   7.40%
Variable-rate debt -
  Principal amount                --    $416    $467     $60      --       --    $943       $943
  Weighted-average
    interest rate                 --    6.74%   6.70%   6.37%     --       --    6.69%



     At December 31, 1998, long-term debt included fixed-rate debt of $1,497 million (fair value - $1,648 million) with a weighted-average interest rate of 8.17% and $717 million of variable-rate debt, which approximated fair value, with a weighted-average interest rate of 5.92%.

Commodity Prices
     The company periodically uses commodity futures and collar contracts to hedge a portion of its crude oil and natural gas sales and natural gas purchased for operations in order to minimize the price risks associated with the production and marketing of crude oil and natural gas. Since the contracts qualify as hedges and correlate to price movements of crude oil and natural gas, any gain or loss from these contracts is deferred and recognized as part of the hedged transaction.
     The company did not enter into any hedging arrangements in 1999 and settled all open 1998 contracts during the year. At December 31, 1998, the company had open crude oil collar contracts that hedged 4% of its 1999 worldwide crude oil sales volumes at an average floor price of $15.85 per barrel and an average ceiling price of $17.35 per barrel. Also at December 31, 1998, the company had collar arrangements that hedged 21% of its 1999 worldwide natural gas sales volumes at an average floor price of $2.29 per MMBtu and an average ceiling price of $2.47 per MMBtu. The aggregate carrying value of these contracts at December 31, 1998, was $7 million, and the aggregate fair value, based on quotes from brokers, was approximately $22 million.

Environmental Matters

     The company's operations are subject to various environmental laws and regulations. Under these laws, the company is or may be required to remove or mitigate the effects on the environment of the disposal or release of certain chemical, petroleum or low-level radioactive substances at various sites, including sites that have been designated Superfund sites by the U.S. Environmental Protection Agency (EPA) pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), as amended. At December 31, 1999, the company had received notices that it has been named a potentially responsible party (PRP) with respect to 17 existing EPA Superfund sites that require remediation and may share liability at certain of these sites with approximately 300 other PRPs. In addition, the company and/or its subsidiaries have executed consent orders, operate under a license or have reached agreements to perform or have performed remediation or remedial investigations and feasibility studies on sites not included as EPA Superfund sites.
     The company does not consider the number of sites for which it has been named a PRP to be a relevant measure of liability. The company is uncertain as to its involvement in many of the sites because of continually changing environmental laws and regulations; the nature of the company's businesses; the large number of other PRPs; the present state of the law, which imposes joint and several liability on all PRPs under CERCLA; and pending legal proceedings. Therefore, the company is unable to reliably estimate the potential liability and the timing of future expenditures that may arise from many of these environmental sites. Reserves have been established for the remediation and restoration of active and inactive sites where it is probable that future costs will be incurred and the liability is estimable. In 1999, $85 million was added to the reserve for active and inactive sites. At December 31, 1999, the company's reserve for these sites totaled $204 million. In addition, at year -end 1999, the company had a reserve of $257 million for the future costs of the abandonment and removal of offshore well and production facilities at the end of their productive lives. In the Consolidated Balance Sheet, $391 million of the total reserve is classified as a deferred credit, and the remaining $70 million
is  included  in  current   liabilities.
     Expenditures for the environmental protection and cleanup of existing sites for each of the last three years and for the three-year period ended December 31, 1999, are as follows:

(Millions of dollars)                             1999    1998    1997    Total
---------------------                             ----    ----    ----    -----
Charges to environmental reserves                 $121    $109    $ 96     $326
Recurring expenses                                  17      13      20       50
Capital expenditures                                 5      24      17       46
  Total                                           $143    $146    $133     $422

     The company has not recorded in the financial statements potential reimbursements from governmental agencies or other third parties, except for amounts due from the U.S. government under Title X of the Energy Policy Act of 1992 (see Notes 11 and 14). The following table reflects the company's portion of the known estimated costs of investigation and/or remediation that is probable and estimable. The table includes all EPA Superfund sites where the company has been notified it is a PRP under CERCLA and other sites for which the company believes it had some ongoing financial involvement in investigation and/or remediation at year-end 1999.



                                                                                           Total Known             Total
                                                                                             Estimated      Expenditures
                                                                                                  Cost      Through 1999
                                                                                           -----------      ------------
Location of Site                     Stage of Investigation/Remediation                        (Millions of dollars)
----------------                     ----------------------------------                        ---------------------

EPA Superfund sites
  Milwaukee, Wis.                    Executed consent decree to remediate the site of
                                     a former wood-treating facility.  Awaiting approval
                                     of proposed remedy; installed and operating a free-
                                     product recovery system.                                     $ 15              $  9

  West Chicago, Ill., four sites     Began cleanup of first site in 1995.  Cleanup of second
  outside the facility               site began in 1997, and removal work neared completion
                                     at end of 1999.  Two sites are under study (see Note 11).      85                82

  12 sites individually immaterial   Various stages of investigation/remediation.                   47                40
                                                                                                  ----              ----
                                                                                                   147               131
                                                                                                  ----              ----
Non-EPA Superfund sites under
consent order, license or agreement
  West Chicago, Ill., facility       Decommissioning is in progress under State of Illinois
                                     supervision (see Note 11).  Began shipments to a
                                     permanent disposal facility in 1994.                          385               263

  Cleveland/Cushing, Okla.           Began cleanup in 1996.                                         75                61
  Henderson, Nev.                    Entered consent agreement in 1999.                             47                16
                                                                                                  ----              ----
                                                                                                   507               340
                                                                                                  ----              ----
  Non-EPA Superfund sites
  individually immaterial            Various stages of investigation/remediation.                  220               199
                                                                                                  ----              ----
     Total for all sites                                                                          $874              $670
                                                                                                  ====              ====


     Management believes adequate reserves have been provided for environmental and all other known contingencies. However, it is possible that additional reserves could be required in the future due to the previously noted uncertainties.

New Accounting Standards

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative and Hedging Activities." The statement requires recording all derivative instruments as assets or liabilities, measured at fair value. The standard is effective for fiscal years beginning after June 15, 2000. The company is currently evaluating the impact the standard will have on income from continuing operations; however, management believes it will not be material due to the limited amount of derivative and hedging activities in which the company currently engages.

Year 2000 Readiness
     In 1996, the company established a formal Year 2000 Program (Program) and expanded the Program to include Oryx systems at the time of the merger in February 1999. The Program was to assess and correct Year 2000 problems in both information technology and noninformation technology systems. The Program was organized into two major areas: Business Systems and Facilities Integrity. Business Systems included replacement applications such as purchasing, inventory, engineering, financial, human resources, etc. Facilities Integrity encompassed telecommunications, plant process controls, instrumentation and embedded chip systems as well as an assessment of third-party Year 2000 readiness. An integral part of the Program was communication with third parties to assess the extent and status of their Year 2000 efforts. The company contacted key suppliers, customers and partners requesting information regarding Year 2000 readiness.
     No significant Year 2000 failures or events occurred within the company during the 1999 year-end rollover or during the first two months of 2000. It is believed the readiness of key third-party suppliers and partners has been validated and there will be no future material impact on the company due to Year 2000 problems. While there have been a few Year 2000 problems related to vendor-supplied items, none was considered significant to business operations. There are no significant, ongoing Year 2000 contingencies related to major customers or vendors. Company spending patterns have not been materially affected by Year 2000 remediation. Even though some information technology projects were postponed, none was considered significant.
     As of December 31, 1999, total Program expenditures for the merged company's Year 2000 activities were approximately $53 million from inception to completion, which is not material to the company's consolidated results of operations, financial position or cash flows. The total cost of the Program was in line with the company's original estimate. Program expenditures were provided through internally generated funds. No further significant expenditures are expected for Year 2000 activities.

Cautionary Statement Concerning Forward-Looking Statements

               Statements in this Financial Review regarding the company's or management's intentions, beliefs or expectations are forward-looking statements within the meaning of the Securities Litigation Reform Act. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, drilling risks, the market value of Kerr-McGee's products, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's businesses supply raw materials, general economic conditions, and other factors and risks discussed in the company's SEC filings. Actual results and developments may differ materially from those expressed or implied in this Financial Review.

Responsibility for Financial Reporting

     The company's management is responsible for the integrity and objectivity of the financial data contained in the financial statements. These financial statements have been prepared in conformity with generally accepted accounting principles appropriate under the circumstances and, where necessary, reflect informed judgments and estimates of the effects of certain events and transactions based on currently available information at the date the financial statements were prepared.
     The company's management depends on the company's system of internal accounting controls to assure itself of the reliability of the financial statements. The internal control system is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and transactions are executed in accordance with management's authorizations and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Periodic reviews are made of internal controls by the company's staff of internal auditors, and corrective action is taken if needed.
     The Board of Directors reviews and monitors financial statements through its audit committee, which is composed solely of directors who are not officers or employees of the company. The audit committee meets regularly with the independent public accountants, internal auditors and management to review internal accounting controls, auditing and financial reporting matters.
     The independent public accountants are engaged to provide an objective and independent review of the company's financial statements and to express an opinion thereon. Their audits are conducted in accordance with generally accepted auditing standards, and their report is included on the following page.

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Kerr-McGee Corporation:

     We have audited the accompanying consolidated balance sheet of Kerr-McGee Corporation (a Delaware corporation) and subsidiary companies as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income and stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Oryx Energy Company in 1998 or 1997, which was merged into the company during 1999 in a transaction accounted for as a pooling of interests, as discussed in Note 1. Such statements are included in the consolidated financial statements of Kerr-McGee Corporation and reflect total assets and total revenues of 36 percent and 37 percent in 1998, respectively, and total revenues of 47 percent in 1997, of the related consolidated totals, after restatement to reflect certain adjustments necessary to conform accounting policies and presentation as set forth in Note 23. The financial statements of Oryx Energy Company prior to those adjustments were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Oryx Energy Company, is based solely on the report of the other auditors.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Kerr-McGee Corporation and subsidiary companies as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Oklahoma City, Oklahoma,
  February 25, 2000                            ARTHUR ANDERSEN LLP


Report of Independent Accountants

To the Shareholders and Board of Directors, Oryx Energy Company:

     In our opinion, the accompanying consolidated balance sheets of Oryx Energy Company and its Subsidiaries and the related consolidated statements of income, cash flows and changes in shareholders' equity (not presented separately herein) present fairly, in all material respects, the consolidated financial position of Oryx Energy Company and its Subsidiaries as of December 31, 1998 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Dallas, Texas
February 26, 1999

Consolidated Statement of Income

(Millions of dollars, except per-share amounts                                   1999       1998       1997
----------------------------------------------                                 ------     ------     ------
Sales                                                                          $2,696     $2,200     $2,605
                                                                               ------     ------     ------
Costs and Expenses
    Costs and operating expenses                                                1,056      1,053      1,003
    General and administrative expenses                                           238        278        221
    Depreciation and depletion                                                    607        561        545
    Asset impairment                                                               --        446         --
    Exploration, including dry holes and amortization of undeveloped leases       140        215        139
    Taxes, other than income taxes                                                 85         53        103
    Merger costs                                                                  163         --         --
    Interest and debt expense                                                     190        157        141
                                                                               ------     ------     ------
            Total Costs and Expenses                                            2,479      2,763      2,152
                                                                               ------     ------     ------
                                                                                  217       (563)       453
Other Income                                                                       40         43         82
                                                                               ------     ------     ------
Income (Loss) from Continuing Operations before Income Taxes,
    Extraordinary Charge and Change in Accounting Principle                       257       (520)       535
Taxes on Income                                                                  (111)       175       (184)
                                                                               ------     ------     ------

Income (Loss) from Continuing Operations before Extraordinary
    Charge and Change in Accounting Principle                                     146       (345)       351
Income from Discontinued Operations, net of taxes of
    $156 in 1998 and $12 in 1997                                                   --        277         33
                                                                               ------     ------     ------
Income (Loss) before Extraordinary Charge and Change
    in Accounting principle                                                       146        (68)       384
Extraordinary Charge, net of taxes of $1                                           --         --         (2)
Cumulative Effect of Change in Accounting Principle,
    net of taxes                                                                   (4)        --         --
                                                                               ------     ------     ------
Net Income (Loss)                                                              $  142     $  (68)    $  382
                                                                               ======     ======     ======

Net Income (Loss) per Common Share
    Basic -
      Continuing operations                                                    $ 1.69     $(3.98)    $ 4.04
      Discontinued operations                                                      --       3.20        .38
      Extraordinary charge                                                         --         --       (.02)
      Cumulative effect of accounting change                                     (.05)        --         --
                                                                               ------     ------     ------
            Net income (loss)                                                  $ 1.64     $ (.78)    $ 4.40
                                                                               ======     ======     ======

    Diluted -
      Continuing operations                                                    $ 1.69     $(3.98)    $ 4.02
      Discontinued operations                                                      --       3.20        .38
      Extraordinary charge                                                         --         --       (.02)
      Cumulative effect of accounting change                                     (.05)        --         --
                                                                               ------     ------     ------
            Net income (loss)                                                  $ 1.64     $ (.78)    $ 4.38
                                                                               ======     ======     ======

The accompanying notes are an integral part of this statement.


Consolidated Statement of Comprehensive Income and Stockholders' Equity

                                                                                       Accumu-
                                                                                         lated
                                                                                         Other
                                          Compre-                                      Compre-                                Total
                                          hensive           Capital in                 hensive                  Deferred     Stock-
                                           Income   Common   Excess of   Retained       Income   Treasury   Compensation   holders'
(Millions of dollars)                      (Loss)    Stock   Par Value   Earnings       (Loss)      Stock      and Other     Equity
---------------------                     -------   ------  ----------   --------      -------   --------   ------------   --------
Balance December 31, 1996                              $93      $1,241       $436        $(12)      $(306)         $(173)    $1,279
  Net income                                $382        --          --        382          --          --             --        382
  Unrealized gains on securities,
    net of $1 income tax                       2        --          --         --           2          --             --          2
  Realized gains on securities,
    net of $6 income tax                     (12)       --          --         --         (12)         --             --        (12)
  Appreciation of securities
    donated, net of $1
    income tax                                (2)       --          --         --          (2)         --             --         (2)
  Minimum pension liability
    adjustment                                (5)       --          --         --          (5)         --             --         (5)
  Shares issued                               --        --          33         --          --          --             --         33
  Shares acquired                             --        --          --         --          --         (57)            --        (57)
  Dividends declared
    ($1.80 per share)                         --        --          --        (86)         --          --             --        (86)
  Other                                       --        --          --         (1)         --          --             25         24
                                            ----       ---      ------       ----        ----       -----          -----     ------
    Total                                   $365
                                            ====

Balance December 31, 1997                               93       1,274        731         (29)       (363)          (148)     1,558
  Net loss                                  $(68)       --          --        (68)         --          --             --        (68)
  Foreign currency translation
    adjustment                                (5)       --          --         --          (5)         --             --         (5)
  Minimum pension liability
    adjustment                                (2)       --          --         --          (2)         --             --         (2)
  Shares issued                               --        --           8         --          --          --             --          8
  Shares acquired                             --        --          --         --          --         (25)            --        (25)
  Dividends declared
    ($1.80 per share)                         --        --          --        (86)         --          --             --        (86)
  Effect of equity affiliate's
    merger                                    --        --          --        (51)         --          --             --        (51)
  Other                                       --        --          --          1          --          --             16         17
                                            ----       ---      ------       ----        ----       -----          -----     ------
    Total                                   $(75)
                                            ====

Balance December 31, 1998                               93       1,282        527         (36)       (388)          (132)     1,346
  Net income                                $142        --          --        142          --          --             --        142
  Unrealized gains on securities,
    net of $42 income tax                     79        --          --         --          79          --             --         79
  Foreign currency translation
    adjustment                               (23)       --          --         --         (23)         --             --        (23)
  Minimum pension liability
    adjustment                                25        --          --         --          25          --             --         25
  Shares issued                               --        --           2         --          --          --             --          2
  Dividends declared
    ($1.80 per share)                         --        --          --       (156)         --          --             --       (156)
  Effect of equity affiliate's
    merger                                    --        --          --         63          --          --             --         63
  Other                                       --        --          --         --          --          --             14         14
                                            ----       ---      ------       ----        ----       -----          -----     ------
    Total                                   $223
                                            ====
Balance December 31, 1999                              $93      $1,284       $576        $ 45       $(388)         $(118)    $1,492
                                                       ===      ======       ====        ====       =====          =====     ======

The accompanying notes are an integral part of this statement.


Consolidated Balance Sheet

(Millions of dollars)                                                       1999            1998
---------------------                                                     ------          ------
ASSETS

Current Assets
  Cash                                                                    $  267          $  121
  Accounts receivable, net of allowance for doubtful
    accounts of $8 in 1999 and $5 in 1998                                    501             389
  Inventories                                                                281             247
  Deposits, prepaid expenses and other                                       112             120
                                                                          ------          ------
      Total Current Assets                                                 1,161             877
Investments
  Equity affiliates                                                           59             170
  Other   assets                                                             467              87
Property, Plant and Equipment - Net                                        4,085           4,153
Deferred Charges                                                             127             164
                                                                          ------          ------
        Total Assets                                                      $5,899          $5,451
                                                                          ======          ======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable                                                        $  404          $  385
  Short-term borrowings                                                        9              36
  Long-term debt due within one year                                          20             236
  Taxes on income                                                             70              48
  Taxes, other than income taxes                                              40              11
  Accrued liabilities                                                        297             334
                                                                          ------          ------
      Total Current Liabilities                                              840           1,050
                                                                          ------          ------

Long-Term Debt                                                             2,496           1,978
                                                                          ------          ------
Deferred Credits and Reserves
  Income taxes                                                               401             329
  Other                                                                      670             748
                                                                          ------          ------
      Total Deferred Credits and Reserves                                  1,071           1,077
                                                                          ------          ------

Stockholders' Equity
  Common stock, par value $1.00 - 300,000,000 shares authorized,
    93,494,186 shares issued in 1999 and 93,378,069 shares
    issued in 1998                                                            93              93
  Capital in excess of par value                                           1,284           1,282
  Preferred stock purchase rights                                              1               1
  Retained earnings                                                          576             527
  Accumulated other comprehensive income (loss)                               45             (36)
  Common stock in treasury, at cost - 7,010,790 shares
    in both 1999 and 1998                                                   (388)           (388)
  Deferred compensation                                                     (119)           (133)
                                                                          ------          ------
      Total Stockholders' Equity                                           1,492           1,346
                                                                          ------          ------
        Total Liabilities and Stockholders' Equity                        $5,899          $5,451
                                                                          ======          ======


The "successful efforts" method of accounting for oil and gas exploration and production activities has been followed in preparing this balance sheet.

The  accompanying  notes are an integral part of this balance sheet.


Consolidated Statement of Cash Flows

(Millions of dollars)                                                             1999      1998      1997
---------------------                                                            -----     -----     -----
Cash Flow from Operating Activities
  Net income (loss)                                                             $  142     $ (68)   $  382
  Adjustments to reconcile to net cash provided by operating activities -
    Depreciation, depletion and amortization                                       648       615       593
    Deferred income taxes                                                           --       (98)       31
    Dry hole cost                                                                   43       100        53
    Merger and transition costs                                                    131        --        --
    Asset impairment                                                                --       446        --
    Provision for environmental remediation and restoration of inactive sites       --        41        20
    Gain on sale of coal operations, net of income taxes                            --      (257)       --
    Gain on sale of exploration and production properties                           (2)      (20)       (3)
    Realized gain on available-for-sale securities                                  --        --       (18)
    Retirements and (gain) loss on sale of other assets                             (1)       13        (4)
    Noncash items affecting net income                                              67        13        23
    Changes in current assets and liabilities and other, net of effects of operations acquired and sold -
        (Increase) decrease in accounts receivable                                 (56)      164       139
        (Increase) decrease in inventories                                         (34)      (54)       40
        (Increase) decrease in deposits and prepaids                                10       (92)       17
        Decrease in accounts payable and accrued liabilities                      (198)     (103)      (53)
        Increase (decrease) in taxes payable                                        92      (165)       66
        Other                                                                     (129)     (150)     (189)
                                                                                ------     -----    ------
          Net cash provided by operating activities                                713       385     1,097
                                                                                ------     -----    ------

Cash Flow from Investing Activities
  Capital expenditures                                                            (543)     (981)     (836)
  Cash dry hole cost                                                               (33)      (92)      (52)
  Acquisitions                                                                     (78)     (518)       --
  Purchase of long-term investments                                                (39)       (3)      (12)
  Proceeds from sale of long-term investments                                       27        12        13
  Proceeds from sale of discontinued operations                                     --       599        --
  Proceeds from sale of chemical and exploration and production properties           4       150        17
  Proceeds from sale of available-for-sale securities                               --        --        21
  Proceeds from sale of other assets                                                --        11        17
                                                                                ------     -----    ------
          Net cash used in investing activities                                   (662)     (822)     (832)
                                                                                ------     -----    ------

Cash Flow from Financing Activities
  Issuance of long-term debt                                                     1,084       563       390
  Issuance of common stock                                                           4         6        28
  Increase (decrease) in short-term borrowings                                     (27)       11       (12)
  Repayment of long-term debt                                                     (782)      (93)     (464)
  Dividends paid                                                                  (138)      (86)      (85)
  Lease buyout                                                                     (41)       --        --
  Treasury stock purchased                                                          --       (25)      (60)
                                                                                ------     -----    ------
          Net cash provided by (used in) financing activities                      100       376      (203)
                                                                                ------     -----    ------

Effects of Exchange Rate Changes on Cash and Cash Equivalents                       (5)      (10)       --
                                                                                ------     -----    ------

Net Increase (Decrease) in Cash and Cash Equivalents                               146       (71)       62
Cash and Cash Equivalents at Beginning of Year                                     121       192       130
                                                                                ------     -----    ------
Cash and Cash Equivalents at End of Year                                        $  267     $ 121    $  192
                                                                                ======     =====    ======


The  accompanying  notes are an integral part of this statement.

Notes to Financial Statements

1. The Company and Significant Accounting Policies

     Kerr-McGee is an energy and chemical company with worldwide operations. It explores for, develops, produces and markets crude oil and natural gas, and its chemical operations primarily produce and market titanium dioxide pigment. The exploration and production unit produces and explores for oil and gas in the United States, the United Kingdom sector of the North Sea, Indonesia, China, Kazakhstan and Ecuador. Exploration efforts are also extended to Australia, Algeria, Brazil, Gabon, Thailand, Yemen and the Danish sector of the North Sea. The chemical unit has operations in the United States, Australia, Germany and Belgium.
     On February 26, 1999, the merger between Kerr-McGee and Oryx Energy Company
(Oryx) was completed. Oryx was a worldwide independent oil and gas exploration and production company. Under the merger agreement, each outstanding share of Oryx common stock was effectively converted into the right to receive 0.369 shares of newly issued Kerr-McGee common stock. The merger qualified as a tax-free exchange to Oryx's shareholders and has been accounted for as a pooling of interests. In the aggregate, Kerr-McGee issued approximately 39 million shares of Kerr-McGee common stock, bringing the total shares outstanding to approximately 86 million. Kerr-McGee's consolidated financial statements have been restated for periods prior to the merger to include the operations of Oryx, adjusted to conform to Kerr-McGee's accounting policies and presentation.

Basis of Presentation
     The consolidated financial statements include the accounts of all subsidiary companies that are more than 50% owned and the proportionate share of joint ventures in which the company has an undivided interest. Investments in affiliated companies that are 20% to 50% owned are carried as Investments - Equity affiliates in the Consolidated Balance Sheet at cost adjusted for equity in undistributed earnings. Except for dividends and changes in ownership interest, changes in equity in undistributed earnings are included in the Consolidated Statement of Income. All material intercompany transactions have been eliminated.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as additional information becomes known.

Foreign Currencies
     The U.S. dollar is considered the functional currency for each of the company's international operations, except for its European chemical operations. Foreign currency transaction gains or losses are recognized in the period incurred. The company recorded net foreign currency transaction gains of $11 million in 1999. The net foreign currency transaction gains and losses in 1998 and 1997 were immaterial.
     The euro is the functional currency for the European chemical operations. Translation adjustments resulting from translating the functional currency financial statements into U.S. dollar equivalents are reported separately in Accumulated Other Comprehensive Income (Loss) in the Consolidated Statement of Comprehensive Income and Stockholders' Equity.

Net Income (Loss) per Common Share
     Basic net income (loss) per share includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed by dividing net income by the weighted-average number of common shares and common stock equivalents outstanding for the period.
     The  weighted-average  number of shares  used to  compute  basic net income
(loss) per share was  86,414,373 in 1999,  86,688,026 in 1998 and  86,756,138 in
1997. After adding the dilutive effect of the conversion of options to the weighted-average number of shares outstanding, the shares used to compute diluted net income per share were 86,497,207 in 1999 and 87,113,906 in 1997. There was no dilution for 1998 since the company incurred a loss from continuing operations.
     Not included in the calculation of the denominator for diluted net income per share were 2,063,079 and 494,063 employee stock options outstanding at year-end 1999 and 1997, respectively. The inclusion of these options would have been antidilutive since they were not "in the money" at the end of the respective years.
     The company has reserved 1,791,646 shares of common stock for issuance to the owners of its 7-1/2% Convertible Subordinated Debentures due 2014 (Debentures). The Debentures are convertible into the company's common stock at any time prior to maturity at $106.03 per share of common stock. The conversion of the Debentures was not considered for purposes of calculating income (loss) per share, as the impact would have been antidilutive to net income (loss) per share for the periods presented.

Cash Equivalents
     The company considers all investments with a maturity of three months or less to be cash equivalents. Cash equivalents totaling $156 million in 1999 and $58 million in 1998 were comprised of time deposits, certificates of deposit and U.S. government securities.

Inventories
     The costs of the company's product inventories are determined by the first-in, first-out (FIFO) method. Inventory carrying values include material costs, labor and the associated indirect manufacturing expenses. Materials and supplies are valued at average cost.

Property, Plant and Equipment
     Oil and Gas - Exploration expenses, including geological and geophysical costs, rentals and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized by field using the unit-of-production method as the oil and gas are produced.
     Undeveloped acreage costs are capitalized and amortized at rates that provide full amortization on abandonment of unproductive leases. Costs of abandoned leases are charged to the accumulated amortization accounts, and costs of productive leases are transferred to the developed property accounts.
     Other - Property, plant and equipment is stated at cost less reserves for depreciation, depletion and amortization. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized. Costs of nonproducing mineral acreage surrendered or otherwise disposed of are charged to expense at the time of disposition.
     Depreciation and Depletion - Property, plant and equipment is depreciated or depleted over its estimated life by the unit-of-production or the straight-line method. Capitalized exploratory drilling and development costs are amortized using the unit-of-production method based on total estimated proved developed oil and gas reserves. Amortization of producing leasehold, platform costs and acquisition costs of proved properties is based on the unit-of-production method using total estimated proved reserves. In arriving at rates under the unit-of-production method, the quantities of recoverable oil, gas and other minerals are established based on estimates made by the company's geologists and engineers.
     Retirements and Sales - The costs and related depreciation, depletion and amortization reserves are removed from the respective accounts upon retirement or sale of property, plant and equipment. The resulting gain or loss is included in other income.
     Interest Capitalized - The company capitalizes interest costs on major projects that require a considerable length of time to complete. Interest capitalized in 1999, 1998 and 1997 was $9 million, $28 million and $24 million, respectively.

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

Revenue Recognition
     Except for natural gas sales and most crude oil, revenue is recognized when title passes to the customer. Natural gas revenues and gas-balancing arrangements with partners in natural gas wells are recognized when the gas is produced using the entitlements method of accounting and are based on the company's net working interests. At December 31, 1999 and 1998, both the quantity and dollar amount of gas balancing arrangements were immaterial. Crude oil sales are recognized when produced using the entitlements method if a contract exists for the sale of the production.

Lease Commitments
     The company utilizes various leased properties in its operations, principally for office space and production facilities. Lease rental expense was $41 million in 1999, $37 million in 1998 and $39 million in 1997.
     The aggregate minimum annual rentals under noncancelable leases in effect on December 31, 1999, totaled $92 million, of which $20 million is due in 2000, $21 million in 2001, $24 million in the period 2002 through 2004 and $27 million thereafter.

Income Taxes
     Deferred income taxes are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Site Dismantlement, Remediation and Restoration Costs
     The company provides for the estimated costs at current prices of the dismantlement and removal of oil and gas production and related facilities. Such costs are accumulated over the estimated lives of the facilities by the use of the unit-of-production method. As sites of environmental concern are identified, the company assesses the existing conditions, claims and assertions, generally related to former operations, and records an estimated undiscounted liability when environmental assessments and/or remedial efforts are probable and the associated costs can be reasonably estimated.

Employee Stock Option Plans
     The company accounts for its employee stock option plans using the intrinsic value method in accordance with Accounting Principles Board Opinion
(APB) No. 25, "Accounting for Stock Issued to Employees."

Futures, Forward and Option Contracts
     The company hedges a portion of its monetary assets, liabilities and commitments denominated in foreign currencies. Periodically, the company purchases foreign currency forward contracts to provide funds for operating and capital expenditure requirements that will be denominated in foreign currencies and sells foreign currency forward contracts to convert receivables that will be paid in foreign currencies to U.S. dollars. Since these contracts qualify as hedges and correlate to currency movements, any gain or loss resulting from market changes is offset by gains or losses on the hedged receivable, capital item or operating cost.
     From time to time the company enters into arrangements to hedge the impact of price fluctuations on anticipated crude oil and natural gas sales. Gains or losses on hedging activities are recognized in oil and gas revenues in the period in which the hedged production is sold.
     The company periodically enters into interest rate hedging agreements to alter the floating rate portion of its underlying debt portfolio. Advance proceeds received under the agreements are included in deferred credits and are amortized as offsets to interest and debt expense over the relevant periods. The differentials paid or received during the terms of such agreements are accrued as interest rates change and are recorded as adjustments to interest and debt expense.


2. Cash Flow Information

     Net cash provided by operating activities reflects cash payments for income taxes and interest as follows:

(Millions of dollars)                                  1999    1998    1997
---------------------                                  ----    ----    ----
Income tax payments                                    $111    $151    $ 89
Less refunds received                                   (85)    (40)    (37)
                                                       ----    ----    ----
Net income tax payments                                $ 26    $111    $ 52
                                                       ====    ====    ====
Interest payments                                      $191    $180    $163
                                                       ====    ====    ====

     Noncash transactions not reflected in the Consolidated Statement of Cash Flows include capital expenditures for which payment will be made in the subsequent year totaling $28 million, $43 million and $19 million at year-end 1999, 1998 and 1997, respectively; the revaluation in 1999 to fair value of stock owned in a company previously accounted for using the equity method of accounting and the revaluation to fair value of the debt that is exchangeable into the stock of the investee; transactions during 1997 associated with the assignments of interest of certain North Sea oil and gas properties; the revaluation of certain other investments to fair value; and transactions affecting deferred compensation associated with the Employee Stock Ownership Plan in each of the three years (see Notes 18 and 20).

3. Inventories

     Major categories of inventories at year-end 1999 and 1998 are:

(Millions of dollars)                                  1999    1998
---------------------                                  ----    ----
Chemicals and other products                           $212    $185
Materials and supplies                                   67      53
Crude oil                                                 2       9
                                                       ----    ----
  Total                                                $281    $247
                                                       ====    ====

4. Deferred Charges

     Deferred charges are as follows at year-end 1999 and 1998:

(Millions of dollars)                                  1999    1998
---------------------                                  ----    ----
Pension plan prepayments                               $ 79    $101
Unamortized debt issue costs                             18       8
Amounts pending recovery from third parties              10       8
Intangible assets                                         6       8
Nonqualified pension plan deposits                       --      10
Preoperating and startup costs                           --       6
Other                                                    14      23
                                                       ----    ----
  Total                                                $127    $164
                                                       ====    ====

     Effective January 1, 1999, the company began expensing the cost of start-up activities in accordance with Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities." The $6 million of unamortized costs at the end of 1998 was recognized in 1999 as the cumulative effect of a change in accounting principle ($4 million after taxes).

5. Investments - Equity Affiliates

     At December 31, 1999 and 1998, investments in equity affiliates are as follows:

(Millions of dollars)                                  1999    1998
---------------------                                  ----    ----
Devon Energy Corporation                                $--    $108
Javelina Company                                         27      30
National Titanium Dioxide Company Limited                18      18
Other                                                    14      14
                                                        ---    ----
  Total                                                 $59    $170
                                                        ===    ====

     The company holds 9,954,000 shares of Devon common stock, a publicly traded oil and gas exploration and production company. The company accounted for this investment using the equity method until 1999 when its ownership interest of approximately 20% fell to approximately 12% as a result of Devon issuing additional common stock in its merger with a third party. The difference between the company's carrying amount of the investment before the merger and the underlying net book value of the investment after the merger was $63 million, net of deferred tax, and was reflected as a 1999 increase to retained earnings. The company's investment in Devon is now accounted for at market value (see Notes 6 and 18).
     Javelina Company and National Titanium Dioxide Company Limited represent the company's investment of 40% and 25%, respectively, in nonexploration and production joint ventures or partnerships.
     Following are financial summaries of the company's equity affiliates. Due to immateriality, investments shown as Other in the preceding table have been excluded from the information below.

(Millions of dollars)                                  1999    1998    1997
Results of operations -
  Net sales(1)                                         $256  $  593    $570
  Net income (loss)(2)                                   33     (41)    105

Financial position -
  Current assets                                        125     222
  Property, plant and equipment - net                   234   1,334
  Total assets                                          361   1,582
  Current liabilities                                    91     170
  Total liabilities                                     144     844
  Stockholders' equity                                  217     738

(1) Includes net sales to the company of $2 million and $26 million for 1998 and 1997, respectively. There were no sales to the company in 1999.

(2) The 1998 loss includes a full-cost write-down recorded by Devon. The company's proportionate share of the write-down was $27 million.

6. Investments - Other Assets

     Investments in other assets consist of the following at December 31, 1999 and 1998:

(Millions of dollars)                                  1999    1998
---------------------                                  ----    ----
Devon Energy Corporation common stock(1)               $327    $ --
Long-term receivables, net of $9 allowance
  for doubtful notes in both 1999 and 1998              105      41
Net deferred tax asset                                   12      17
U.S. government obligations                              11      17
Patents                                                   7       6
Other                                                     5       6
                                                       ----    ----
  Total                                                $467    $ 87
                                                       ====    ====

(1) See Notes 5 and 18.

7. Property, Plant and Equipment

     Fixed assets and related reserves at December 31, 1999 and 1998, are as follows:


                                                             Reserves for
                                                           Depreciation and
                                  Gross Property              Depletion         Net Property
                                 ---------------           ----------------     --------------
(Millions of dollars)               1999    1998             1999    1998         1999    1998
---------------------            ------- -------           ------  ------       ------  ------
Exploration and production       $ 9,689 $ 9,359           $6,245  $5,837       $3,444  $3,522
Chemicals                          1,224   1,162              640     588          584     574
Other                                136     130               79      73           57      57
                                 ------- -------           ------  ------       ------  ------
  Total                          $11,049 $10,651           $6,964  $6,498       $4,085  $4,153
                                 ======= =======           ======  ======       ======  ======

8. Debt

Lines of Credit and Short-Term Borrowings
     At year-end 1999, the company had available unused bank lines of credit and revolving credit facilities of $1,373 million. Of this amount, $835 million and $400 million can be used to support commercial paper borrowing arrangements of Kerr-McGee Credit LLC and Kerr-McGee Oil (U.K.) PLC, respectively.
     The company has arrangements to maintain compensating balances with certain banks that provide credit. At year-end 1999, the aggregate amount of such compensating balances was immaterial, and the company was not legally restricted from withdrawing all or a portion of such balances at any time during the year.
     Short-term borrowings at year-end 1999 consisted of notes payable totaling $9 million (4.88% average interest rate). The notes are denominated in foreign currency and represent approximately 361 million Belgian francs. Short-term borrowings outstanding at year-end 1998 were made up of commercial paper totaling $28 million (6.37% average effective interest rate) and notes payable totaling $8 million (3.63% average interest rate) or 281 million Belgian francs.

Long-Term Debt
     The company's policy is to classify certain borrowings under revolving credit facilities and commercial paper as long-term debt since the company has the ability under certain revolving credit agreements and the intent to maintain these obligations for longer than one year. At year-end 1999 and 1998, debt totaling $793 million and $717 million, respectively, was classified as long-term consistent with this policy.
     Long-term debt consisted of the following at year-end 1999 and 1998.

(Millions of dollars)                                                                   1999            1998
---------------------                                                                 ------          ------
Debentures -
  7-1/2% Convertible subordinated debentures, $10 due annually May 15, 2000
    through 2013 and $50 due May 15, 2014                                             $  190          $  200
  7.125% Debentures due October 15, 2027 (7.01% effective rate)                          150             150
  7% Debentures due November 1, 2011, net of unamortized debt discount of
    $103 in 1999 and $105 in 1998 (14.25% effective rate)                                147             145
  5-1/2% Exchangeable notes due August 2, 2004                                           327              --
  8-1/2% Sinking fund debentures due June 1, 2006                                         --              11
Notes payable -
  10% Notes due April 1, 2001                                                            150             250
  6.625% Notes due October 15, 2007 (6.54% effective rate)                               150             150
  8.375% Notes due July 15, 2004                                                         150             150
  8.125% Notes due October 15, 2005                                                      150             150
  8% Notes due October 15, 2003                                                          100             100
  9.5% Notes due November 1, 1999                                                         --             100
  Variable interest rate revolving credit agreements with banks (6.34% average rate
    at December 31, 1999), $25 due December 4, 2001 and $60 due March 6, 2003             85             598
  Variable interest rate notes due November 1, 2001 (6.7% effective rate)                150              --
  Medium-Term  Notes (9.29%  average  effective  interest  rate at
    December 31, 1999),  $11 due January 2, 2002 and $2 due February 1, 2002              13              28
Commercial paper (6.76% average effective  interest rate at December 31, 1999)           612             119
Euro Commercial  paper (6.54% average effective interest rate at December 31, 1999        96              --
Guaranteed Debt of Employee Stock Ownership Plan 9.61% Notes due in installments
  through January 2, 2005                                                                 43              49
Other                                                                                      3              14
                                                                                      ------          ------
                                                                                       2,516           2,214
Long-term debt due within one year                                                       (20)           (236)
                                                                                      ------          ------
    Total                                                                             $2,496          $1,978
                                                                                      ======          ======

     Maturities of long-term debt due after December 31, 1999, are $20 million in 2000, $590 million in 2001, $500 million in 2002, $176 million in 2003, $491 million in 2004 and $739 million thereafter.
     Certain of the company's long-term debt agreements contain restrictive covenants, including a minimum tangible net worth requirement and a minimum cash flow to fixed charge ratio. At December 31, 1999, the company was in compliance with its debt covenants.
     Additional information regarding the major changes in debt during the periods and unused commitments for financing is included in the Financial Condition section in Management's Discussion and Analysis.

9. Accrued Liabilities

     Accrued liabilities at year-end 1999 and 1998 are as follows:

(Millions of dollars)                                  1999    1998
---------------------                                  ----    ----
Interest payable                                       $ 72    $ 71
Current environmental reserves                           70      83
Employee-related costs and benefits                      66      59
Royalties payable                                        22      14
Merger reserve(1)                                        20      --
Litigation reserves                                      18      --
Drilling and operating costs                             15      67
Restructuring reserve(1)                                 --      20
Other                                                    14      20
                                                       ----    ----
  Total                                                $297    $334
                                                       ====    ====

(1) See Note 22.

10. Common Stock

     Changes in common stock issued and treasury stock held for 1999, 1998 and 1997 are as follows:

(Thousands of shares)                                           Common Stock            Treasury Stock
---------------------                                           ------------            --------------
Balance December 31, 1996                                             92,601                     5,569
  Exercise of stock options and stock appreciation rights                627                        --
  Issuance of shares for achievement awards                               --                        (2)
  Stock purchase program                                                  --                       867
                                                                      ------                     -----
Balance December 31, 1997                                             93,228                     6,434
  Exercise of stock options and stock appreciation rights                150                        --
  Issuance of shares for achievement awards                               --                        (3)
  Stock purchase program                                                  --                       580
                                                                      ------                     -----
Balance December 31, 1998                                             93,378                     7,011
  Exercise of stock options and stock appreciation rights                112                        --
  Issuance of restricted stock                                             4                        --
                                                                      ------                     -----
Balance December 31, 1999                                             93,494                     7,011
                                                                      ======                     =====

     The company has 40 million shares of preferred stock without par value authorized, and none is issued.
     There are 1,107,692 shares of the company's common stock registered in the name of a wholly owned subsidiary of the company. These shares are not included in the number of shares shown in the preceding table or in the Consolidated Balance Sheet. These shares are not entitled to be voted.
     In mid-1998, the Board of Directors authorized management to purchase up to $300 million of company common stock over the following three years. A total of 580,000 shares was acquired at a cost of $25 million before this stock purchase program was cancelled because of the merger with Oryx. The 1995 stock purchase program was completed in 1997 with a total of 4,829,000 shares of the company's stock acquired in open-market transactions at a cost of $300 million.
     The company has granted restricted common shares to certain key employees under the 1998 Long-Term Incentive Plan. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions on transferability and a risk of forfeiture. The forfeiture provisions on the 1999 awards expire on December 1, 2003.
     The company has had a stockholders-rights plan since 1986. The current rights plan is dated July 6, 1996, and replaced the previous plan prior to its expiration. Rights were distributed under the original plan as a dividend at the rate of one right for each share of the company's common stock. Generally, the rights become exercisable the earlier of 10 days after a public announcement that a person or group has acquired, or a tender offer has been made for, 15% or more of the company's then-outstanding stock. If either of these events occurs, each right would entitle the holder (other than a holder owning more than 15% of the outstanding stock) to buy the number of shares of the company's common stock having a market value two times the exercise price. The exercise price is $215. Generally, the rights may be redeemed at $.01 per right until a person or group has acquired 15% or more of the company's stock. The rights expire in July 2006.

11. Contingencies

West Chicago
     In 1973, a wholly owned subsidiary, Kerr-McGee Chemical Corporation, closed the facility at West Chicago, Illinois, that processed thorium ores. Kerr-McGee Chemical Corporation now operates as Kerr-McGee Chemical LLC (Chemical). Operations resulted in some low-level radioactive contamination at the site and, in 1979, Chemical filed a plan with the Nuclear Regulatory Commission (NRC) to decommission the facility. The NRC transferred jurisdiction of this site to the State of Illinois (the State) in 1990. Following is the current status of various matters associated with the West Chicago site.
     Closed Facility - In 1994, Chemical, the City of West Chicago (the City) and the State reached agreement on the initial phase of the decommissioning plan for the closed West Chicago facility, and Chemical began shipping material from the site to a licensed permanent disposal facility.
     In February 1997, Chemical executed an agreement with the City as to the terms and conditions for completing the final phase of decommissioning work. The State has indicated approval of this agreement and has issued license amendments authorizing much of the work. Chemical expects most of the work to be completed within four years.
     In 1992, the State enacted legislation imposing an annual storage fee equal to $2 per cubic foot of byproduct material located at the closed facility. The storage fee cannot exceed $26 million per year, and any storage fee payments must be reimbursed to Chemical as decommissioning costs are incurred. Chemical has been fully reimbursed for all storage fees paid pursuant to this legislation. In June 1997, the legislation was amended to provide that future storage fee obligations are to be offset against decommissioning costs incurred but not yet reimbursed.
     Offsite Areas - The U.S. Environmental Protection Agency (EPA) has listed four areas in the vicinity of the West Chicago facility on the National Priority List that the EPA promulgates under authority of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA) and has designated Chemical as a potentially responsible party in these four areas. Two of the four areas are presently being studied to determine the extent of contamination and the nature of any remedy. These two are known as the Sewage Treatment Plant and Kress Creek. The EPA previously issued unilateral administrative orders for the other two areas (known as the residential areas and Reed-Keppler Park), which require Chemical to conduct removal actions to excavate contaminated soils and ship the soils elsewhere for disposal. Without waiving any of its rights or defenses, Chemical is conducting the cleanup of the two areas for which unilateral administrative orders have been issued. Cleanup at one of the sites is nearly complete.
     Judicial Proceedings - In December 1996, a lawsuit was filed against the company and Chemical in Illinois state court on behalf of a purported class of present and former West Chicago residents. The lawsuit seeks damages for alleged diminution in property values and the establishment of a medical monitoring fund to benefit those allegedly exposed to thorium wastes originating from the former facility. The case was removed to federal court and is being vigorously defended.
     Government Reimbursement - Pursuant to Title X of the Energy Policy Act of 1992 (Title X), the U. S. Department of Energy is obligated to reimburse Chemical for certain decommissioning and cleanup costs in recognition of the fact that much of the facility's production was dedicated to United States government contracts. Title X was amended in 1998 to increase the amount authorized to $140 million plus inflation adjustments. Through January 31, 2000, Chemical has been reimbursed approximately $69 million under Title X. These reimbursements are provided by congressional appropriations.

Other Matters
     The company's current and former operations involve management of regulated materials and are subject to various environmental laws and regulations. These laws and regulations will obligate the company to clean up various sites at which petroleum, chemicals, low-level radioactive substances or other regulated materials have been disposed of or released. Some of these sites have been designated Superfund sites by the EPA pursuant to CERCLA. The company is also a party to legal proceedings involving environmental matters pending in various courts and agencies. In addition, the company and/or its subsidiaries are also parties to a number of other legal proceedings pending in various courts or agencies in which the company and/or its subsidiaries appear as plaintiff or defendant.
     The company provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable.
     It is not possible for the company to reliably estimate the amount and timing of all future expenditures related to environmental and legal matters because of:
     - the difficulty of predicting cleanup requirements and estimating cleanup costs;
     - the uncertainty in quantifying liability under environmental laws that impose joint and several liability on all potentially responsible parties;
     - the continually changing nature of environmental laws and regulations and the uncertainty inherent in legal matters.
     As of December 31, 1999, the company has recorded reserves totaling $204 million for cleaning up and remediating environmental sites, reflecting the reasonably estimable costs for addressing these sites. This includes $125 million for the West Chicago sites. Management believes, after consultation with general counsel, that currently the company has reserved adequately for contingencies. However, additions to the reserves may be required as additional information is obtained that enables the company to better estimate its liability, including any liability at sites now being studied, though management cannot now reliably estimate the amount of any future additions to the reserves. Historical expenditures at all sites from inception through December 31, 1999, total $670 million.

12. Income Taxes

     The taxation of a company that has operations in several countries involves many complex variables, such as differing tax structures from country to country and the effect on U.S. taxation of international earnings. These complexities do not permit meaningful comparisons between the U.S. and international components of income before income taxes and the provision for income taxes, and disclosures of these components do not provide reliable indicators of relationships in future periods. Income (loss) from continuing operations before income taxes and extraordinary charge is composed of the following:

(Millions of dollars)                                  1999    1998    1997
---------------------                                  ----    ----    ----
United States                                          $(30)  $(345)   $252
International                                           287    (175)    283
                                                       ----    ----    ----
  Total                                                $257   $(520)   $535
                                                       ====   =====    ====

     The corporate tax rate in the United Kingdom decreased to 30% from 31% effective April 1, 1999, and decreased to 31% from 33% effective April 1, 1997. The deferred income tax liability balance was adjusted to reflect the revised rates, which decreased the international deferred provision for income taxes by $10 million in 1998 and $13 million in 1997. The 1999, 1998 and 1997 taxes on income from continuing operations are summarized below:

(Millions of dollars)                                  1999    1998    1997
---------------------                                  ----    ----    ----
U.S. Federal -
  Current                                              $(38)  $(159)   $  2
  Deferred                                               38      20      84
                                                       ----   -----    ----
                                                         --    (139)     86
                                                       ----   -----    ----
International -
  Current                                               147      18     146
  Deferred                                              (37)    (55)    (52)
                                                       ----   -----    ----
                                                        110     (37)     94
                                                       ----   -----    ----

State                                                     1       1       4
                                                       ----   -----    ----
    Total                                              $111   $(175)   $184
                                                       ====   =====    ====
     At December 31, 1999, the company had foreign operating loss carryforwards totaling $117 million - $9 million that expire in 2001, $8 million that expire in 2003, $15 million that expire in 2004 and $85 million that have no expiration date. Realization of these operating loss carryforwards is dependent on generating sufficient taxable income.
     The net deferred tax asset, classified as Investments - Other assets in the Consolidated Balance Sheet, represents the net deferred taxes in certain foreign jurisdictions. Although realization is not assured, the company believes it is more likely than not that all of the net deferred tax asset will be realized. Deferred tax liabilities and assets at December 31, 1999 and 1998, are composed of the following:

(Millions of dollars)                                  1999    1998
---------------------                                  ----    ----
Net deferred tax liabilities -
  Accelerated depreciation                             $564    $593
  Exploration and development                            34      69
  Undistributed earnings of foreign subsidiaries         28      28
  Postretirement benefits                               (86)    (86)
  AMT credit carryforward                               (60)    (60)
  Foreign operating loss carryforward                   (35)    (28)
  Dismantlement, remediation, restoration
    and other reserves                                  (30)    (79)
  Other                                                 (14)   (108)
                                                       ----    ----
                                                        401     329
                                                       ----    ----
Net deferred tax asset -
  Accelerated depreciation                                5       5
  Foreign operating loss carryforward                   (13)    (14)
  Other                                                  (4)     (8)
                                                       ----    ----
                                                        (12)    (17)
                                                       ----    ----
    Total                                              $389    $312
                                                       ====    ====

     In the following table, the U.S. Federal income tax rate is reconciled to the company's effective tax rates for income (loss) from continuing operations as reflected in the Consolidated Statement of Income.

                                                       1999    1998    1997
                                                       ----    ----    ----
U.S. statutory rate                                    35.0%  (35.0)%  35.0%
  Increases (decreases) resulting from -
    Taxation of foreign operations                      4.8     9.6     3.9
    Adjustment of prior years' accruals                  --     (.4)    (.8)
    Refunds of prior years' income taxes                 --    (5.6)     --
    Adjustment of deferred tax balances
      due to tax rate changes                            --    (2.0)   (2.4)
    Other - net                                         3.3     (.2)   (1.3)
                                                       ----   -----    ----
        Total                                          43.1%  (33.6)%  34.4%
                                                       ====   =====    ====

     The Internal Revenue Service has examined the Kerr-McGee Corporation and subsidiaries' pre-merger Federal income tax returns for all years through 1994, and the years have been closed through 1994. The Oryx income tax returns have been examined through 1997, and the years have been closed through 1978. The company believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

13. Taxes, Other than Income Taxes

     Taxes, other than income taxes, as shown in the Consolidated Statement of Income for the years ended December 31, 1999, 1998 and 1997, are composed of the following:

(Millions of dollars)                                  1999    1998    1997
---------------------                                  ----    ----    ----
Production/severance                                    $52     $26    $ 74
Payroll                                                  19      12      11
Property                                                 11      14      15
Other                                                     3       1       3
                                                        ---     ---    ----
  Total                                                 $85     $53    $103
                                                        ===     ===    ====

14. Deferred Credits and Reserves - Other

     Other deferred credits and reserves consist of the following at year-end 1999 and 1998:

(Millions of dollars)                                  1999    1998
---------------------                                  ----    ----
Reserves for site dismantlement,
  remediation and restoration                          $391    $376
Postretirement benefit obligations                      186     269
Minority interest in subsidiary companies                23      39
Other                                                    70      64
                                                       ----    ----
  Total                                                $670    $748
                                                       ====    ====

     The company provided for environmental remediation and restoration of former plant sites, net of authorized reimbursements, during each of the years 1999, 1998 and 1997 as follows:

(Millions of dollars)                                  1999    1998    1997
---------------------                                  ----    ----    ----
Provision, net of authorized reimbursements             $ 3     $47     $18
Reimbursements received                                  15      14      12
Reimbursements accrued                                   67      --      --

     The reimbursements, which pertain to the former facility in West Chicago, Illinois, are authorized pursuant to Title X of the Energy Policy Act of 1992 (see Note 11).

15. Discontinued Operations

     The company exited the coal business in 1998 with the sales of its mining operations at Galatia, Illinois, and Kerr-McGee Coal Corporation, which held Jacobs Ranch Mine in Wyoming. The cash sales resulted in proceeds of approximately $600 million. The 1998 gain on the sale was $257 million ($2.97 per share), net of $149 million for income taxes. The income from operations of the discontinued coal business totaled $20 million ($.23 per share), net of $7 million for income taxes, in 1998 and $33 million ($.38 per share), net of $12 million in income taxes, in 1997. Revenues applicable to the discontinued operations totaled $174 million in 1998 and $323 million in 1997.

16. Other Income

     Other income was as follows during each of the years in the three-year period ended December 31, 1999:

(Millions of dollars)                                  1999    1998    1997
---------------------                                  ----    ----    ----
Income (loss) from unconsolidated affiliates            $16    $(12)    $32
Interest                                                 14      38      14
Gain (loss) on foreign currency exchange                 11      (2)      1
Gain on sale of assets                                    3       7       6
Settlements with insurance carriers                      --      12      12
Gain on sale of available-for-sale securities            --      --      18
Other                                                    (4)     --      (1)
                                                        ---    ----     ---
  Total                                                 $40    $ 43     $82
                                                        ===    ====     ===

17. Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Assets to Be Held and Used
     At year-end 1998, certain oil and gas fields located in the North Sea, China and the United States and two U.S. chemical plants were deemed to be impaired because the assets were no longer expected to recover their net book values through future cash flows. Expectations of future cash flows were lower than those previously forecasted primarily as a result of weakness in crude oil, natural gas and certain chemical product prices at the end of 1998. Downward reserve revisions were also deemed necessary for certain fields. The impairment loss was determined based on the difference between the carrying value of the assets and the present value of future cash flows or market value, when appropriate. There was no impairment loss recognized in 1999 or 1997.
     Following is the impairment loss for assets held and used by segment for the year ended December 31, 1998:

(Millions of dollars)                                  1998
---------------------                                  ----
Exploration and production                             $389
Chemicals - pigment                                      32
Chemicals - other                                        25
                                                       ----
  Total                                                $446
                                                       ====

Assets to Be Disposed Of
     The company withdrew from the ammonium perchlorate business in 1998. The carrying value of these assets was approximately $9 million. The gain on the sale was immaterial.
     During 1997, the company's exploration and production operating unit completed a program to divest a number of crude oil and natural gas producing properties considered to be nonstrategic. Most of these properties were located onshore in the United States; however, some were located in the Gulf of Mexico, Canada and the North Sea. Net gains recognized on the sales of properties included in the divestiture program totaled $6 million in 1997. The divestiture program properties did not constitute a material portion of the company's oil and gas production or cash flows from operations for 1997.
     Following are the sales and pretax income included in the Consolidated Statement of Income in 1998 and 1997 for assets sold during the two-year period ended December 31, 1998. Any impairment loss is included in the pretax income amounts. The company had no material assets held for disposal at year-end 1999 or 1998.

(Millions of dollars)                                  1998    1997
Sales -
  Chemicals - other                                     $11     $30

Income -
  Chemicals - other                                      --       3

18. Financial Instruments and Hedging Activities

Investments in Certain Debt and Equity Securities
     The company has certain investments that are considered to be available for sale. The company also has debt that is exchangeable into equity securities of an investee that are considered available for sale. These financial instruments are carried in the Consolidated Balance Sheet at fair value, which is based on quoted market prices. The company had no securities classified as held to maturity or trading at December 31, 1999 and 1998. At December 31, 1999 and 1998, available-for-sale securities for which fair value can be determined are as follows:

                                                           1999                               1998
                                              -----------------------------     -----------------------------
                                                                      Gross                             Gross
                                               Fair              Unrealized      Fair              Unrealized
                                              Value   Cost    Holding Gains     Value   Cost    Holding Gains
                                              -----   ----    -------------     -----   ----    -------------
Equity securities                             $327    $209             $118       $--    $--              $--
U.S. government obligations -
  Maturing within one year                       5       5               --        13     13               --
  Maturing between one year and four years      11      11               --        17     17               --
Exchangeable debt                              327     330                3        --     --               --
                                                                       ----                               ---
    Total                                                              $121                               $--
                                                                       ====                               ===

     The equity securities represent the company's investment in Devon common stock that is no longer accounted for under the equity method of accounting (see
Note 5). The securities are carried in the Consolidated Balance Sheet as Investments - Other assets. U.S. government obligations are carried as Current Assets or as Investments - Other assets, depending on their maturities.
     The exchangeable debt represents 5-1/2% notes exchangeable into common stock (DECS) of Devon held by the company. The notes are due August 2, 2004, and holders of the notes will receive between .84746 and one common share of Devon per DECS, depending on the average trading price of Devon's common stock at that time, or the cash equivalent of such common stock. The DECS are carried at fair value in the Consolidated Balance Sheet as Long-Term Debt (see Note 8).
     The change in unrealized holding gains, net of income taxes, as shown in accumulated other comprehensive income for the years ended December 31, 1999, 1998 and 1997, is as follows:

(Millions of dollars)                                  1999    1998    1997
---------------------                                  ----    ----    ----
Beginning balance -                                     $--     $--     $12
  Net unrealized holding gains                           79      --       2
  Net realized gains                                     --      --     (12)
  Net appreciation of donated securities                 --      --      (2)
                                                        ---     ---     ---
Ending balance                                          $79     $--     $--
                                                        ===     ===     ===

     During 1997, the company sold available-for-sale equity securities. Proceeds from the sales totaled $21 million in 1997. The average cost of the securities was used in the determination of the realized gains, which totaled $18 million before income taxes in 1997. Also during 1997, the company donated a portion of its available-for-sale equity securities to Kerr-McGee Foundation Corporation, a tax-exempt entity whose purpose is to contribute to not-for-profit organizations. The fair value of these donated shares totaled $3 million in 1997, which included appreciation of $3 million before income taxes.

Financial Instruments for Other than Trading Purposes
     In addition to the financial instruments previously discussed, the company holds or issues financial instruments for other than trading purposes. At December 31, 1999 and 1998, the carrying amount and estimated fair value of these instruments for which fair value can be determined are as follows:

                                                          1999                   1998
                                                --------------------    --------------------
                                                Carrying        Fair    Carrying        Fair
(Millions of dollars)                             Amount       Value      Amount       Value
---------------------                           --------       -----    --------       -----
Cash and cash equivalents                         $  267      $  267      $  121      $  121
Long-term notes receivable                            26          23           9           9
Long-term receivables                                 72          60          --          --
Contracts to sell foreign currencies                  --           5          --           2
Contracts to purchase foreign currencies              --          98          --         111
Oil and gas price hedging contracts                   --          --           7          22
Short-term borrowings                                  9           9          36          36
Long-term debt, excluding DECS                     2,189       2,228       2,214       2,365

     The carrying amount of cash and cash equivalents approximates fair value of those instruments due to their short maturity. The fair value of notes receivable is based on discounted cash flows or the fair value of the note's collateral. The fair value of long-term receivables is based on discounted cash flows. The fair value of the company's short-term and long-term debt is based on the quoted market prices for the same or similar debt issues or on the current rates offered to the company for debt with the same remaining maturity. The fair value of foreign currency forward contracts represents the aggregate replacement cost based on financial institutions' quotes.

Hedging Activities
     Most of the company's foreign currency contracts are hedges principally for chemical's accounts receivable generated from titanium dioxide pigment sales denominated in foreign currencies, the operating costs and capital expenditures of international pigment operations, and the operating costs and capital expenditures of U.K. oil and gas operations. The purpose of these foreign currency hedging activities is to protect the company from the risk that the functional currency amounts from sales to foreign customers and purchases from foreign suppliers could be adversely affected by changes in foreign currency exchange rates. The company recognized net foreign currency hedging losses of $5 million in 1999 and net foreign currency hedging gains of $4 million in 1997. The net foreign currency hedging loss recognized in 1998 was immaterial.
     Net unrealized gains on foreign currency contracts totaled $2 million at year-end 1999. Net unrealized losses on foreign currency contracts totaled $7 million at year-end 1998 and $13 million at year-end 1997. The company's foreign currency contract positions at year-end 1999 and 1998 were as follows:

December 31, 1999 -
     - Contracts maturing January 2000 through December 2002 to purchase $150 million Australian for $96 million
     - Contracts maturing January through March 2000 to sell various foreign currencies (principally European) for $5 million

December 31, 1998 -
     - Contracts maturing January 1999 through December 2000 to purchase $113 million Australian for $77 million and 25 million British pound sterling for $40 million
     - Contracts maturing January through March 1999 to sell various foreign currencies (principally European) for $2 million

     The company has periodically used oil or natural gas futures or collar contracts to reduce the effect of the price volatility of crude oil and natural gas. The futures contracts permitted settlement by delivery of commodities.
     The company did not enter into any hedging arrangements in 1999 and settled all open 1998 contracts during the year. Net hedging gains recognized in 1999 totaled $28 million. The effect of the gains was to increase the company's 1999 average gross margin for crude oil and natural gas by $.11 per barrel and $.09
per  MCF,   respectively.
     During 1998, the company entered into hedging arrangements for 7 million barrels of crude oil and 61 billion cubic feet of natural gas representing approximately 11% and 29% of its worldwide crude oil and natural gas sales volumes, respectively. Net hedging gains recognized in 1998 totaled $45 million. The effect of the gains was to increase the company's 1998 average gross margin for crude oil and natural gas by $.55 per barrel and $.05 per MCF, respectively. At year-end 1998, open crude oil and natural gas contracts had an aggregate value of $7 million, and the unrecognized gain on the contracts totaled $15 million.
     During 1997, the company entered into hedging arrangements for 12 million barrels of crude oil and 75 billion cubic feet of natural gas representing approximately 18% and 30% of its worldwide crude oil and natural gas sales volumes, respectively. Net hedging losses recognized in 1997 totaled $27 million. The effect of the losses was to reduce the company's 1997 average gross margin for crude oil and natural gas by $.10 per barrel and $.08 per MCF, respectively. At year-end 1997, open crude oil and natural gas contracts had an aggregate value of $2 million, and the unrecognized loss on these contracts totaled $7 million.
     Contract amounts do not quantify risk or represent assets or liabilities of the company but are used in the calculation of cash settlements under the contracts. These financial instruments limit the company's market risks, are with major financial institutions, expose the company to credit risks and at times may be concentrated with certain institutions or groups of institutions. However, the credit worthiness of these institutions is subject to continuing review, and full performance is anticipated. Additional information regarding market risk is included in Management's Discussion and Analysis.
     Year-end hedge positions and activities during a particular year are not necessarily indicative of future activities and results

19. Employee Benefit Plans

     The company has both noncontributory and contributory defined-benefit retirement plans and company-sponsored contributory postretirement plans for health care and life insurance. Most employees are covered under the company's retirement plans, and substantially all U.S. employees may become eligible for the postretirement benefits if they reach retirement age while working for the company. Following are the changes in the benefit obligations during the past two years:


                                                                                        Postretirement Health
                                                                    Retirement Plans        and Life Plans
                                                                  ------------------    ---------------------
(Millions of dollars)                                               1999        1998      1999         1998
---------------------                                             ------      ------      ----         ----
Benefit obligation, beginning of year                             $1,027      $  976      $217         $209
  Service cost                                                        15          16         1            3
  Interest cost                                                       69          66         9           13
  Plan amendments                                                     70          38         4            1
  Net actuarial loss (gain)                                          (15)         15        (2)           8
  Acquisitions                                                        --           6        --           --
  Assumption changes                                                 (50)         --        --           --
  Changes resulting from plan mergers                                 14          --        (7)          --
  Dispositions, curtailments, settlements                             21           5        --           (2)
  Benefits paid                                                     (174)        (95)       (7)         (15)
                                                                  ------         ---      ----         ----
Benefit obligation, end of year                                   $  977      $1,027      $215         $217
                                                                  ======      ======      ====         ====

     The benefit amount that can be covered by the retirement plans that qualify under the Employee Retirement Income Security Act of 1974 (ERISA) is limited by both ERISA and the Internal Revenue Code. Therefore, the company has unfunded supplemental plans designed to maintain benefits for all employees at the plan formula level and to provide senior executives with benefits equal to a specified percentage of their final average compensation. The benefit obligation for the unfunded retirement plans was $42 million and $109 million at December 31, 1999 and 1998, respectively. Although not considered plan assets, a grantor trust was established from which payments for certain of these supplemental plans are made. The trust had a balance of $5 million at year-end 1999 and $10 million at year-end 1998. The postretirement plans are also unfunded.
     Following are the changes in the fair value of plan assets during the past two years and the reconciliation of the plans' funded status to the amounts recognized in the financial statements at December 31, 1999 and 1998:


                                                                                        Postretirement Health
                                                                    Retirement Plans        and Life Plans
                                                                  ------------------    ---------------------
(Millions of dollars)                                               1999        1998      1999         1998
---------------------                                             ------      ------     -----        -----
Fair value of plan assets, beginning of year                      $1,404      $1,138     $  --        $  --
  Actual return on plan assets                                       381         351        --           --
  Employer contribution                                               35          10        --           --
  Changes resulting from plan mergers                                  7          --        --           --
  Benefits paid                                                     (174)        (95)       --           --
                                                                  ------      ------     -----        -----
Fair value of plan assets, end of year                             1,653       1,404        --           --
Benefit obligation                                                  (977)     (1,027)     (215)        (217)
                                                                  ------      ------     -----        -----

Funded status of plans - over (under)                                676         377      (215)        (217)
  Amounts not recognized in the Consolidated Balance Sheet-
    Transition asset                                                  (6)        (13)       --           --
    Prior service costs                                               86          33         5           --
    Net actuarial loss (gain)                                       (704)       (366)       11           18
                                                                  ------      ------     -----        -----
Prepaid expense (accrued liability)                               $   52      $   31     $(199)       $(199)
                                                                  ======      ======     =====        =====

     Following  is  the   classification  of  the  amounts   recognized  in  the
Consolidated Balance Sheet at December 31, 1999 and 1998:


                                                                                        Postretirement Health
                                                                    Retirement Plans        and Life Plans
                                                                    ----------------    ---------------------
(Millions of dollars)                                               1999        1998      1999         1998
---------------------                                               ----       -----     -----        -----
Prepaid benefits expense                                            $ 79       $ 102     $  --        $  --
Accrued benefit liability                                            (39)       (109)     (199)        (199)
Additional minimum liability -
  Intangible asset                                                     6           7        --           --
  Accumulated other comprehensive income                               6          31        --           --
                                                                    ----       -----     -----        -----
    Total                                                           $ 52       $  31     $(199)       $(199)
                                                                    ====       =====     =====        =====

     Total costs recognized for employee retirement and postretirement benefit plans for each of the years ended December 31, 1999, 1998 and 1997 were as follows:


                                                           Retirement Plans        Postretirement Health and Life Plans
                                                           ----------------        ------------------------------------
(Millions of dollars)                                    1999    1998    1997             1999    1998    1997
---------------------                                    ----    ----    ----             ----    ----    ----
Net periodic cost -
  Service cost                                           $ 15    $ 16    $ 15              $ 1     $ 3     $ 2
  Interest cost                                            69      66      64                9      13      15
  Expected return on plan assets                          (98)    (94)    (84)              --      --      --
  Net amortization -
    Transition asset                                       (6)     (8)     (8)              --      --      --
    Prior service cost                                     12       3       2               --      --      --
    Net actuarial loss (gain)                              (3)      1       1               --      (1)     --
                                                         ----    ----    ----              ---     ---     ---
                                                          (11)    (16)    (10)              10      15      17
Dispositions, curtailments, settlements                    29      26       6               --      (1)     --
                                                         ----    ----    ----              ---     ---     ---
      Total                                              $ 18    $ 10    $ (4)             $10     $14     $17
                                                         ====    ====    ====              ===     ===     ===


     The following assumptions were used in estimating the actuarial present value of the plans' benefit obligations and net periodic expense:

                                                  1999       1998       1997
                                             ---------    -------    -------
Discount rate                                5.50-7.75%      6.75%   6.5-7.0%
Expected return on plan assets               6.25-9.5     9.0-9.5    9.0-9.5
Rate of compensation increases                3.0-5.0     4.0-5.0    4.0-5.0

     The health care cost trend rates used to determine the year-end 1999 postretirement benefit obligation were 7.5% in 2000, gradually declining to 5% in the year 2010 and thereafter. A 1% increase in the assumed health care cost trend rate for each future year would increase the postretirement benefit obligation at December 31, 1999, by $14 million and increase the aggregate of the service and interest cost components of net periodic postretirement expense for 1999 by $1 million. A 1% decrease in the trend rate for each future year would reduce the benefit obligation at year-end 1999 by $14 million. It was not practical to calculate the effect of the percent decrease on net periodic expense in the health care cost trend rate.

20. Employee Stock Ownership Plan

     In 1989, the company's Board of Directors approved a leveraged Employee Stock Ownership Plan (ESOP) into which is paid the company's matching contribution for the employees' contributions to the Kerr-McGee Corporation Savings Investment Plan (SIP). Most of the company's employees are eligible to participate in both the ESOP and the SIP. Although the ESOP and the SIP are separate plans, matching contributions to the ESOP are contingent upon participants' contributions to the SIP.
     In 1989, the ESOP trust borrowed $125 million from a group of lending institutions and used the proceeds to purchase approximately 3 million shares of the company's treasury stock. The company used the $125 million in proceeds from the sale of the stock to acquire shares of its common stock in open-market and privately negotiated transactions. In 1996, a portion of the third-party borrowings was replaced with a note payable to the company (sponsor financing). The third-party borrowings are guaranteed by the company and are reflected in the Consolidated Balance Sheet as Long-Term Debt, while the sponsor financing does not appear in the company's balance sheet.
     The Oryx Capital Accumulation Plan (CAP) was a combined stock bonus and leveraged employee stock ownership plan available to substantially all U.S. employees of the former Oryx operations. On August 1, 1989, Oryx privately placed $110 million of notes pursuant to the provisions of the CAP. Oryx loaned the proceeds to the CAP, which used the funds to purchase Oryx common stock that was placed in a trust. This loan was sponsor financing and does not appear in the accompanying balance sheet.
     During 1999, the company merged the Oryx CAP into the ESOP and SIP. As a result, a total of 159,000 and 294,000 shares was transferred from the CAP into the ESOP and SIP, respectively. The company stock owned by the ESOP trust is held in a loan suspense account. Deferred compensation, representing the unallocated ESOP shares, is reflected as a reduction of stockholders' equity.
The company's matching contribution and dividends on the shares held by the ESOP trust are used to repay the loan, and stock is released from the loan suspense account as the principal and interest are paid. The expense is recognized and stock is then allocated to participants' accounts at market value as the participants' contributions are made to the SIP. Long-term debt is reduced as payments are made on the third-party financing. Dividends paid on the common stock held in participants' accounts are also used to repay the loans, and stock with a market value equal to the amount of dividends is allocated to participants' accounts.
     Shares of stock allocated to the ESOP participants' accounts and in the loan suspense account are as follows:

 (Thousands of shares)                                 1999    1998
 ---------------------                                -----   -----
 Participants' accounts                               1,357   1,398
 Loan suspense account                                1,380   1,610

     The shares allocated to ESOP participants at December 31, 1999, included approximately 51,000 shares released in January 2000, and at December 31, 1998, included approximately 52,000 shares released in January 1999.
     All ESOP shares are considered outstanding for net income per-share calculations. Dividends on ESOP shares are charged to retained earnings.
     Compensation expense is recognized using the cost method and is reduced for dividends paid on the unallocated ESOP shares. The company recognized ESOP and CAP-related expense of $14 million, $17 million and $13 million in 1999, 1998 and 1997, respectively. These amounts include interest expense incurred on the third-party ESOP debt of $4 million in 1999 and $5 million in both 1998 and 1997. The company contributed $18 million, $16 million and $12 million to the ESOP and CAP in 1999, 1998 and 1997, respectively. The cash contributions are net of $4 million for the dividends paid on the company stock held by the ESOP trust in each of the years 1999, 1998 and 1997.

21. Employee Stock Option Plans

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

     In connection with the merger with Oryx (see Note 1), outstanding stock options under the stock option plans maintained by Oryx were assumed by the company. Stock option transactions summarized below include amounts for the 1998 Plan, the BSOP, the 1987 Program and the Oryx plans using the merger exchange rate of 0.369 for each Oryx share under option.


                                                   1999                          1998                           1997
                                       --------------------------   ---------------------------    ---------------------------
                                                 Weighted-Average              Weighted-Average               Weighted-Average
                                                   Exercise Price                Exercise Price                 Exercise Price
                                        Options        per Option     Options        per Option      Options        per Option
                                      ---------  ----------------   ---------  ----------------    ---------  ----------------
Outstanding, beginning of year        2,783,482            $58.77   2,050,671            $56.84    2,241,136            $54.06
  Options granted                       377,000             46.53   1,105,043             61.97      481,213             68.04
  Options exercised                    (110,521)            42.20    (127,576)            44.34     (580,605)            50.49
  Options surrendered upon exercise
    of stock appreciation rights        (14,000)            45.25      (4,000)            38.06       (5,000)            32.38
  Options forfeited                     (45,929)            60.73     (24,928)            60.26       (6,703)            57.46
  Options expired                      (166,698)            72.95    (215,728)            65.65      (79,370)            93.43
                                      ---------                     ---------                      ---------
Outstanding, end of year              2,823,334             56.78   2,783,482             58.77    2,050,671             56.84
                                      =========                     =========                      =========

Exercisable, end of year              2,003,138             57.63   1,497,753             55.38    1,249,055             53.96
                                      =========                     =========                      =========

     The following table summarizes information about stock options issued under the plans described above that are outstanding and exercisable at December 31, 1999:

                                Options Outstanding                           Options Exercisable
----------------------------------------------------------------------    ----------------------------
                 Range of       Weighted-Average      Weighted-Average                Weighted-Average
          Exercise Prices  Remaining Contractual        Exercise Price                  Exercise Price
  Options      per Option           Life (years)            per Option      Options         per Option
--------- ---------------  ---------------------      ----------------    ---------   ----------------
  142,883 $ 30.00-$ 39.99                    2.8               $ 35.01      142,883            $ 35.01
  625,172   40.00-  49.99                    5.0                 43.98      430,172              45.69
1,035,573   50.00-  59.99                    7.1                 57.00      499,851              56.33
  803,023   60.00-  69.99                    4.7                 65.87      752,886              65.93
  212,639   70.00-  79.99                    5.0                 72.69      173,302              72.51
    2,679   90.00-  99.99                     .9                 97.56        2,679              97.56
    1,365  110.00- 120.00                     .1                119.58        1,365             119.58
---------                                                                 ---------
2,823,334   30.00- 120.00                    5.5                 56.78    2,003,138              57.63
=========                                                                 =========

     Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," prescribes a fair-value method of accounting for employee stock options under which compensation expense is measured based on the estimated fair value of stock options at the grant date and recognized over the period that the options vest. The company, however, chooses to account for its stock option plans under the optional intrinsic value method of APB No. 25, "Accounting for Stock Issued to Employees," whereby no compensation expense is recognized for fixed-price stock options. Compensation cost for stock appreciation rights, which is recognized under both accounting methods, was immaterial for 1999, 1998 and 1997.
     Had compensation expense been determined in accordance with SFAS No. 123, the resulting compensation expense would have affected net income and per-share amounts as shown in the following table. These amounts may not be representative of future compensation expense using the fair-value method of accounting for employee stock options as the number of options granted in a particular year may not be indicative of the number of options granted in future years, and the fair-value method of accounting has not been applied to options granted prior to January 1, 1995.

(Millions of dollars, except per-share amounts)        1999    1998    1997
-----------------------------------------------        ----    ----    ----
Net income (loss) -
  As reported                                          $142    $(68)   $382
  Pro forma                                             136     (76)    376

Net income (loss) per share -
  Basic -
    As reported                                        1.64    (.78)   4.40
    Pro forma                                          1.57    (.88)   4.34
  Diluted -
    As reported                                        1.64    (.78)   4.38
    Pro forma                                          1.57    (.88)   4.32

     The fair value of each option granted in 1999, 1998 and 1997 was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions. The use of ranges in prior years was necessitated by the Oryx merger.

                                        Assumptions
            -------------------------------------------------------------------
                                                                                   Weighted Average
                Risk-Free         Expected        Expected Life       Expected        Fair Value of
            Interest Rate   Dividend Yield              (years)     Volatility      Options Granted
            -------------   --------------        -------------    -----------     ----------------
1999                  5.4%             3.1%                 5.8           25.2%              $11.33
1998            5.0 - 5.4          0 - 3.0             5.8 - 10    17.3 - 30.3        $9.78 - 11.20
1997            6.3 - 7.0          0 - 3.1             5.8 - 10    17.5 - 30.8        11.65 - 14.37

22. Merger and Restructuring Charges

     In 1999, the company recorded an accrual of $163 million for items associated with the Oryx merger. Included in this charge were transaction costs, severance and other employee-related costs, contract termination costs, lease cancellations, write-off of redundant systems and equipment and other merger-related costs. The merger resulted in approximately 550 employees being terminated during 1999 under an involuntary termination program.
     Oryx initiated a voluntary severance program in 1998, prior to the agreement to merge with Kerr-McGee, for its U.S. operations. The company also completed a work process review during 1998 which resulted in the elimination of nonessential work processes, organizational restructuring and employee reductions in both the operating and staff units. The programs resulted in the notification of approximately 260 employees that their positions would be eliminated.
     During the three-year period ended December 31, 1999, the company accrued a total of $206 million for the cost of special termination benefits for retiring employees to be paid from retirement plan assets, future compensation, relocation, transaction costs related to the merger, lease cancellation and outplacement.
     The merger reserve at December 31, 1999, includes $16 million for costs associated with an office lease obligation that has no economic benefit to the company but will be paid through the cancellation date in 2001 and the remaining severance costs, which are expected to be paid and charged to the reserve during 2000. The accruals, expenditures and reserve balances are set forth below:


                                           Merger              Restructuring
                                          Reserve                    Reserve
                                          -------              -------------
(Millions of dollars)                      1999                 1999    1998
---------------------                     -------               ----    ----

Beginning balance                         $  --                 $ 20    $ 12
  Accruals                                  163                    1      40
  Benefits to be paid from
    employee benefit plans                  (31)                  --     (23)
  Payments                                 (126)                 (15)     (9)
  Transfer to merger reserve from
    restructuring reserve and
    other accrued liabilities(1)             14                   (6)     --
                                          -----                 ----    ----
Ending balance                            $  20                 $ --    $ 20
                                          =====                 ====    ====

(1) In a prior Oryx reduction in force, a $6 million reserve was established for lease cancellation costs on a portion of the Dallas, Texas, office space. Additionally, Oryx had planned to cancel the remainder of the lease and had established an accrued liability of $8 million. These liabilities were combined with the 1999 merger reserve since Kerr-McGee also plans to cancel the lease at the date of the first option to cancel.

23. Merger with Oryx Energy Company

     On February 26, 1999, the merger between Kerr-McGee and Oryx was completed. The following table provides a reconciliation of sales reported by Kerr-McGee to the combined amounts presented in the Consolidated Statement of Income:

(Millions of dollars)                                  1999    1998    1997
---------------------                                ------  ------  ------
Sales -
  Pre-Merger -
    Kerr-McGee                                       $  199  $1,396  $1,388
    Oryx                                                103     820   1,197
  Merger reclassifications                               --     (16)     20
  Post-Merger                                         2,394      --      --
                                                     ------  ------  ------
      Total                                          $2,696  $2,200  $2,605
                                                     ======  ======  ======

     Merger reclassifications primarily represent the reclassification of Oryx's other income to Kerr-McGee's presentation.
     The following table provides a reconciliation of net income reported by Kerr-McGee to the combined amounts presented for the three years ended December 31, 1999, 1998 and 1997:

                             Income (Loss)
                           From Continuing   Discontinued   Extraordinary      Accounting
                                Operations     Operations          Charge          Change      Net Income
(Millions of dollars)       (net of taxes) (net of taxes)  (net of taxes)  (net of taxes)          (Loss)
---------------------       -------------- --------------  --------------  --------------          ------
1999 -
  Pre-Merger -
    Kerr-McGee                       $   6           $ --             $--             $(4)           $  2
    Oryx                               (14)            --              --              --             (14)
  Post-Merger                          154             --              --              --             154
                                     -----           ----             ---             ---            ----
      Total                          $ 146           $ --             $--             $(4)           $142
                                     =====           ====             ===             ===            ====

1998 -
  Pre-Merger -
    Kerr-McGee                       $(227)          $277             $--             $--            $ 50
    Oryx                               (95)            --              --              --             (95)
  Merger adjustments                   (23)            --              --              --             (23)
                                     -----           ----             ---             ---            ----
      Total                          $(345)          $277             $--             $--            $(68)
                                     =====           ====             ===             ===            ====

1997 -
  Pre-Merger -
    Kerr-McGee                       $ 161           $ 33             $--             $--            $ 194
    Oryx                               172             --              (2)             --              170
  Merger adjustments                    18             --              --              --               18
                                     -----           ----             ---             ---            -----
      Total                          $ 351           $ 33             $(2)            $--            $ 382
                                     =====           ====             ===             ===            =====

     The merger adjustments were to conform accounting policy changes primarily related to the following: (1) accounting for postretirement benefits other than pensions; (2) different methods for recognizing Petroleum Revenue Tax for U.K. operations; and (3) different methods of providing for nonproducing leasehold cost impairments.


24. Reporting by Business Segments and Geographic Locations

     The company has three reportable segments: oil and gas exploration and production and manufacturing and marketing of titanium dioxide pigment and other chemicals. The exploration and production unit produces and explores for oil and gas in the United States, United Kingdom sector of the North Sea, Indonesia, China, Kazakhstan and Ecuador. Exploration efforts are also extended to Australia, Algeria, Brazil, Gabon, Thailand, Yemen and the Danish sector of the North Sea. The chemical unit primarily produces and markets titanium dioxide pigment and has operations in the United States, Australia, Germany and Belgium. Other chemicals include the company's electrolytic manufacturing and marketing operations and forest products treatment business. All of these operations are in the United States.
     Crude oil sales to an individually significant customer totaled $420 million in 1999. There were no individually significant customers in 1998 or 1997. Sales to subsidiary companies are eliminated as described in Note 1.

(Millions of dollars)                                     1999       1998       1997
---------------------                                   ------     ------     ------
Sales -
  Exploration and production                            $1,770     $1,267     $1,845
                                                        ------     ------     ------
  Chemicals -
    Pigment                                                700        640        470
    Other                                                  226        293        290
                                                        ------     ------     ------
      Total Chemicals                                      926        933        760
                                                        ------     ------     ------
        Total                                           $2,696     $2,200     $2,605
                                                        ======     ======     ======

Operating profit (loss)(1) -
  Exploration and production                            $  542     $(361)     $  595
                                                        ------     -----      ------
  Chemicals -
    Pigment                                                113         56         49
    Other                                                   14         --         32
                                                        ------     ------     ------
      Total Chemicals                                      127         56         81
                                                        ------     ------     ------
        Total                                           $  669     $ (305)    $  676
                                                        ======     ======     ======

Net operating profit (loss)(1) -
  Exploration and production                            $  338     $ (266)    $  375
                                                        ------     ------     ------
  Chemicals -
    Pigment                                                 73         35         31
    Other                                                    9         --         21
                                                        ------     ------     ------
      Total Chemicals                                       82         35         52
                                                        ------     ------     ------
        Total                                              420       (231)       427
Net interest expense(1)                                   (117)       (77)       (84)
Net nonoperating income (expense)(1)                      (157)       (37)         8
Income from discontinued operations, net of taxes           --        277         33
Extraordinary charge, net of taxes                          --         --         (2)
Cumulative effect of change in accounting principle,
  net of taxes                                              (4)        --         --
                                                        ------     ------     ------
Net income (loss)                                       $  142     $  (68)    $  382
                                                        ======     ======     ======

Depreciation, depletion and amortization -
  Exploration and production                            $  578     $  527     $  508
                                                        ------     ------     ------
  Chemicals -
    Pigment                                                 45         49         34
    Other                                                   18         19         21
                                                        ------     ------     ------
      Total Chemicals                                       63         68         55
                                                        ------     ------     ------
  Other                                                      7          6          5
  Discontinued operations                                   --         14         25
                                                        ------     ------     ------
        Total                                           $  648     $  615     $  593
                                                        ======     ======     ======

(1) Includes special items.  Refer to Management's Discussion and Analysis.

(Millions of dollars)                                     1999       1998       1997
---------------------                                   ------     ------     ------
Cash capital expenditures -
  Exploration and production                            $  447     $  871     $  708
                                                        ------     ------     ------
  Chemicals -
    Pigment                                                 76         69         64
    Other                                                   14         23         27
                                                        ------     ------     ------
      Total Chemicals                                       90         92         91
                                                        ------     ------     ------
  Other                                                      6          8         10
  Discontinued operations                                   --         10         27
                                                        ------     ------     ------
        Total                                              543        981        836
                                                        ------     ------     ------

Cash exploration expenses -
  Exploration and production -
    Dry hole costs                                          43        100         53
    Amortization of undeveloped leases                      41         40         23
    Other                                                   56         75         63
                                                        ------     ------     ------
      Total exploration expenses                           140        215        139
    Less - Amortization of leases and
      other noncash expenses                               (51)       (42)       (23)
                                                        ------     ------     ------
        Total cash exploration expenses                     89        173        116
                                                        ------     ------     ------
          Total cash capital expenditures
            and cash exploration expenses               $  632     $1,154     $  952
                                                        ======     ======     ======

Identifiable assets -
  Exploration and production                            $4,013     $4,083     $3,924
                                                        ------     ------     ------
  Chemicals -
    Pigment(1)                                             921        863        601
    Other                                                  229        235        274
                                                        ------     ------     ------
      Total Chemicals                                    1,150      1,098        875
                                                        ------     ------     ------
        Total                                            5,163      5,181      4,799
  Corporate and other assets                               736        270        270
  Discontinued operations                                   --         --        270
                                                        ------     ------     ------
        Total                                           $5,899     $5,451     $5,339
                                                        ======     ======     ======

Sales -
  U.S. operations                                       $1,471     $1,311     $1,635
                                                        ------     ------     ------
  International operations -
    North Sea - exploration and production                 752        472        644
    Other - exploration and production                      78         67        105
    Europe - pigment                                       210        163         --
    Australia - pigment                                    185        178        185
    Other - pigment                                         --          9         36
                                                        ------     ------     ------
                                                         1,225        889        970
                                                        ------     ------     ------
      Total                                             $2,696     $2,200     $2,605
                                                        ======     ======     ======

Operating profit (loss)(2) -
  U.S. operations                                       $  364     $ (116)    $  400
                                                        ------     ------     ------
  International operations -
    North Sea - exploration and production                 270       (146)        85
    Other - exploration and production                      --        (85)       178
    Australia - pigment                                     21         19         13
    Europe - pigment                                        14         23         --
                                                        ------     ------     ------
                                                           305       (189)       276
                                                        ------     ------     ------
      Total                                             $  669     $ (305)    $  676
                                                        ======     ======     ======

(1) Includes net deferred tax asset of $12 million, $17 million and $22 million at December 31, 1999, 1998 and 1997, respectively (see Note 12).
(2) Includes special items. Refer to Management's Discussion and Analysis.

(Millions of dollars)                                     1999       1998       1997
---------------------                                   ------     ------     ------
Net property, plant and equipment -
  U.S. operations                                       $2,106     $2,095     $2,382
                                                        ------     ------     ------
  International operations -
    North Sea - exploration and production               1,547      1,617      1,101
    Other - exploration and production                     219        213        303
    Australia - pigment                                    132        129        133
    Europe - pigment                                        81         99         --
                                                        ------     ------     ------
                                                         1,979      2,058      1,537
                                                        ------     ------     ------
      Total                                             $4,085     $4,153     $3,919
                                                        ======     ======     ======

25. Subsequent Events

     On January 18, 2000, the company completed the purchase of Repsol S.A.'s upstream oil and gas operations in the United Kingdom sector of the North Sea for $555 million. The cash transaction was financed initially through transition financing, which will be replaced with the permanent financing discussed below. Additionally, on February 14, 2000, the company reached definitive agreements with Kemira Oyj of Finland to purchase its titanium dioxide pigment operations in Savannah, Georgia, and Boltek, the Netherlands, for $403 million.
     To provide financing for these two acquisitions, the company completed in February a public offering of 7.5 million shares of its common stock at $50.0625 per share and a separate offering of $600 million of 5-1/4%, 10-year convertible subordinated debentures. The conversion price of the debentures is $61.0763.

26. Costs Incurred in Crude Oil and Natural Gas Activities

     Total expenditures, both capitalized and expensed, for crude oil and natural gas property acquisition, exploration and development activities for the three years ended December 31, 1999, are reflected in the following table:

                                  Property
                               Acquisition     Exploration     Development
(Millions of dollars)             Costs(1)        Costs(2)        Costs(3)
---------------------          -----------     -----------     -----------
1999 -
  United States                       $ 81            $ 92            $224
  North Sea                             30              18             106
  Other international                    8              32               9
                                      ----            ----            ----
    Total                             $119            $142            $339
                                      ====            ====            ====

1998 -
  United States                       $117            $136            $347
  North Sea                            423              38             311
  Other international                    5              75              29
                                      ----            ----            ----
    Total                             $545            $249            $687
                                      ====            ====            ====

1997 -
  United States                       $ 70            $110            $360
  North Sea                              2              18             146
  Other international                    2              61              50
                                      ----            ----            ----
    Total                             $ 74            $189            $556
                                      ====            ====            ====


(1) Includes $49 million, $280 million and $11 million applicable to purchases of reserves in place in 1999, 1998 and 1997, respectively.
(2) Exploration costs include delay rentals, exploratory dry holes, dry hole and bottom hole contributions, geological and geophysical costs, costs of carrying and retaining properties and capital expenditures, such as costs of drilling and equipping successful exploratory wells.
(3) Development costs include costs incurred to obtain access to proved reserves (surveying, clearing ground, building roads), to drill and equip development wells, and to acquire, construct and install production facilities and improved recovery systems. Development costs also include costs of developmental dry holes.

27. Results of Operations from Crude Oil and Natural Gas Activities

     The results of operations from crude oil and natural gas activities for the three years ended December 31, 1999, consist of the following:

                                                                                                                        Results of
                                        Production     Other                 Depreciation               Income Tax     Operations,
                                 Gross   (Lifting)   Related   Exploration  and Depletion       Asset     Expenses       Producing
(Millions of dollars)         Revenues       Costs  Costs(1)      Expenses       Expenses  Impairment   (Benefits)      Activities
---------------------         --------  ----------  --------   ------------ -------------  ----------   ----------     -----------
1999 -
  United States                 $  938        $178      $ 73          $ 97           $316        $ --        $  96           $ 178
  North Sea                        731         231        22            22            205          --           99             152
  Other international               77          23        18            21             15          --            2              (2)
                                ------        ----      ----          ----           ----        ----        -----           -----
    Total crude oil and
      natural gas activities     1,746         432       113           140            536          --          197             328
  Other(2)                          24           6        --            --              1          --            7              10
       --                       ------        ----      ----          ----           ----        ----        -----           -----
        Total                   $1,770        $438      $113          $140           $537        $ --        $ 204           $ 338
                                ======        ====      ====          ====           ====        ====        =====           =====

1998 -
  United States                 $  721        $184      $126          $141           $285        $114        $ (36)          $ (93)
  North Sea                        450         195         7            21            170         160          (20)            (83)
  Other international               67          12         9            52             31         115          (45)           (107)
                                ------        ----      ----          ----           ----        ----        -----           -----
    Total crude oil and
      natural gas activities     1,238         391       142           214            486         389         (101)           (283)
  Other(2)                          29           5         1            --             --          --            6              17
       --                       ------        ----      ----          ----           ----        ----        -----           -----
        Total                   $1,267        $396      $143          $214           $486        $389        $ (95)          $(266)
                                ======        ====      ====          ====           ====        ====        =====           =====

1997 -
  United States                 $1,045        $211      $101          $ 82           $316        $ --        $ 120           $  215
  North Sea                        615         207        11            19            140          --           94              144
  Other international              101          29        12            36             29          --           (6)               1
                                ------        ----      ----          ----           ----        ----        -----           ------
    Total crude oil and
      natural gas activities     1,761         447       124           137            485          --          208              360
  Other(2)                          84          55         2            --             --          --           12               15
       --                       ------        ----      ----          ----           ----        ----        -----           ------
        Total                   $1,845        $502      $126          $137           $485        $ --        $ 220           $  375
                                ======        ====      ====          ====           ====        ====        =====           ======

(1) Includes transition and restructuring charges of $20 million, $34 million and $2 million in 1999, 1998 and 1997, respectively (see Note 22).

(2) Includes gas marketing, gas processing plants, pipelines and other items that do not fit the definition of crude oil and natural gas activities but have been included above to reconcile to the segment presentations.

     The table below presents the company's average per-unit sales price of crude oil and natural gas and production costs per barrel of oil equivalent for each of the past three years. Natural gas production has been converted to a barrel of oil equivalent based on approximate relative heating value (6 MCF equals 1 barrel).

                                                       1999    1998    1997
                                                     ------  ------  ------
Average sales price -
  Crude oil (per barrel) -
    United States                                    $16.70  $12.73  $18.34
    North Sea                                         17.88   12.93   18.93
    Other international                               14.34    9.90   15.36
      Average                                         17.15   12.52   18.32

  Natural gas (per MCF) -
    United States                                      2.38    2.09    2.43
    North Sea                                          2.12    2.46    2.44
      Average                                          2.35    2.12    2.43

Production costs -
 (Per barrel of oil equivalent)
    United States                                      2.92    3.23    3.25
    North Sea                                          5.57    5.62    6.25
    Other international                                4.32    1.78    4.33
      Average                                          4.01    3.97    4.27


28. Capitalized Costs of Crude Oil and Natural Gas Activities>

     Capitalized costs of crude oil and natural gas activities and the related reserves for depreciation, depletion and amortization at the end of 1999 and 1998 are set forth in the table below.

(Millions of dollars)                                            1999      1998
---------------------                                          ------    ------
Capitalized costs -
  Proved properties                                            $9,153    $8,701
  Unproved properties                                             438       583
  Other                                                            98        75
                                                               ------    ------
    Total                                                       9,689     9,359
                                                               ------    ------
Reserves for depreciation, depletion and amortization -
  Proved properties                                             6,100     5,734
  Unproved properties                                             102        69
  Other                                                            43        34
                                                               ------    ------
    Total                                                       6,245     5,837
                                                               ------    ------
      Net capitalized costs                                    $3,444    $3,522
                                                               ======    ======

29. Crude Oil, Condensate, Natural Gas Liquids and Natural Gas Net Reserves (Unaudited)

     The estimates of proved reserves have been prepared by the company's geologists and engineers in accordance with the Securities and Exchange Commission definitions. Such estimates include reserves on certain properties that are partially undeveloped and reserves that may be obtained in the future by improved recovery operations now in operation or for which successful testing has been demonstrated. The company has no proved reserves attributable to long-term supply agreements with governments or consolidated subsidiaries in which there are significant minority interests.
     The following table summarizes the changes in the estimated quantities of the company's crude oil, condensate, natural gas liquids and natural gas reserves for the three years ended December 31, 1999.


                                                      Crude Oil, Condensate and
                                                         Natural Gas Liquids                         Natural Gas
                                                        (Millions of barrels)                  (Billions of cubic feet)
                                                  ---------------------------------      -------------------------------------

                                                                      Other                                      Other
                                                  United   North   Interna-                 United    North   Interna-
                                                  States     Sea     tional   Total      States(1)      Sea     tional   Total
                                                  ------   -----   --------   -----      ---------    -----   --------   -----
Proved developed and undeveloped reserves -
  Balance December 31, 1996(2)                       251     211        101     563          1,481      197         39   1,717
    Revisions of previous estimates                   12      11          1      24              1       22          3      26
    Purchases of reserves in place                     5      --         --       5             19       --         --      19
    Sales of reserves in place                        --      (1)        --      (1)           (30)      --         --     (30)
    Extensions, discoveries and other additions       28       1          9      38            227       --        214     441
    Production                                       (26)    (30)        (7)    (63)          (235)     (16)        --    (251)
                                                     ---     ---        ---     ---          -----      ---        ---   -----
  Balance December 31, 1997                          270     192        104     566          1,463      203        256   1,922
    Revisions of previous estimates                    6       6        (15)     (3)            (4)       7         13      16
    Purchases of reserves in place                    --      45         --      45              4       46         --      50
    Sales of reserves in place                       (13)     --         --     (13)           (88)      --         --     (88)
    Extensions, discoveries and other additions       14       9         21      44            129        3        103     235
    Production                                       (24)    (32)        (7)    (63)          (197)     (17)        --    (214)
                                                     ---     ---        ---     ---          -----      ---        ---    ----
  Balance December 31, 1998                          253     220        103     576          1,307      242        372    1,921
    Revisions of previous estimates                    5      14          1      20             14        9          5       28
    Purchases of reserves in place                     4       7         --      11             18       36         --       54
    Sales of reserves in place                        (1)     (5)        --      (6)            (1)      --         --       (1)
    Extensions, discoveries and other additions        1      34         13      48            101        2        138      241
    Production                                       (29)    (38)        (5)    (72)          (191)     (23)        --     (214)
                                                     ---     ---        ---     ---          -----      ---        ---   ------
  Balance December 31, 1999                          233     232        112     577          1,248      266        515    2,029
                   === ====                          ===     ===        ===     ===          =====      ===        ===    =====


Proved developed reserves -
    December 31, 1997                                166     115         55     336            919      161         --    1,080
    December 31, 1998                                148     141         38     327            812      163         --      975
    December 31, 1999                                166     167         32     365            837      157         --      994


(1) 1998 and 1997 U.S. gas volumes have been restated to be consistent with the current year's presentation.
(2) Includes 1 million barrels of oil and 3 billion cubic feet of natural gas held for sale at December 31, 1996 (see Note 17).


     The following presents the company's barrel of oil equivalent proved developed and undeveloped reserves based on approximate relative heating value (6 MCF equals 1 barrel)


                                     United      North     Other
(Millions of equivalent barrels)   States(1)       Sea     International   Total
--------------------------------   ---------       ---     -------------   -----
December 31, 1997                        514       226               147     887
December 31, 1998                        471       260               165     896
December 31, 1999                        441       276               198     915

(1) 1998 and 1997 U.S. gas volumes have been restated to be consistent with the current year's presentation.

30. Standardized Measure of and Reconciliation of Changes in Discounted Future Net Cash Flows (Unaudited)

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



                                                                                             Standardized
                                             Future                                            Measure of
                            Future      Development                                    10%     Discounted
                              Cash   and Production         Future   Future Net     Annual     Future Net
(Millions of dollars)      Inflows            Costs   Income Taxes   Cash Flows   Discount     Cash Flows
---------------------      -------   --------------   ------------   ----------   --------     ----------
1999 -
  United States            $ 7,928           $3,332         $1,398       $3,198     $1,343         $1,855
  North Sea                  6,146            2,608          1,245        2,293        665          1,628
  Other international        3,693            1,665            783        1,245        717            528
                           -------           ------         ------       ------     ------         ------
    Total                  $17,767           $7,605         $3,426       $6,736     $2,725         $4,011
                           =======           ======         ======       ======     ======         ======

1998 -
  United States            $ 4,780           $2,108         $  718       $1,954     $  713         $1,241
  North Sea                  3,121            2,474             82          565        160            405
  Other international        1,499              977            181          341        264             77
                           -------           ------         ------       ------     ------         ------
    Total                  $ 9,400           $5,559         $  981       $2,860     $1,137         $1,723
                           =======           ======         ======       ======     ======         ======

1997 -
  United States            $ 8,006           $2,936         $1,584       $3,486     $1,310         $2,176
  North Sea                  4,026            2,678            282        1,066        356            710
  Other international        2,291            1,471            236          584        283            301
                           -------           ------         ------       ------     ------         ------
    Total                  $14,323           $7,085         $2,102       $5,136     $1,949         $3,187
                           =======           ======         ======       ======     ======         ======


     The changes in the standardized measure of future net cash flows are presented below for each of the past three years:

(Millions of dollars)                                                  1999       1998       1997
---------------------                                                ------    -------    -------
Net change in sales, transfer prices and production costs            $4,310    $(2,156)   $(3,704)
Changes in estimated future development costs                          (318)      (377)      (283)
Sales and transfers less production costs                            (1,314)      (847)    (1,314)
Purchases of reserves in place                                          117        159         26
Changes due to extensions, discoveries, etc                             592        173        478
Changes due to revisions in quantity estimates                          272         43         81
Changes due to sales of reserves in place                              (104)      (107)        (9)
Current period development costs                                        339        687        556
Accretion of discount                                                   231        437        759
Changes in income taxes                                              (1,414)       693      1,242
Timing and other                                                       (423)      (169)        37
                                                                     ------    -------    -------
  Net change                                                          2,288     (1,464)    (2,131)
Total at beginning of year                                            1,723      3,187      5,318
                                                                     ------    -------    -------
Total at end of year                                                 $4,011    $ 1,723    $ 3,187
                                                                     ======    =======    =======

31. Quarterly Financial Information (Unaudited)

     A summary of quarterly consolidated results for 1999 and 1998 is presented below. In periods in which there was a loss from continuing operations, the conversion of stock options was not assumed since the loss per-share amount would have been lower. Therefore, the quarterly per-share amounts may not add to the annual amounts. Refer to Management's Discussion and Analysis for information about special items.


                                                                             Diluted Income (Loss)
                                                                                per Common Share
                                                      Income               -----------------------
                                                   (Loss) from       Net
(Millions of dollars,                  Operating    Continuing    Income    Continuing      Net
except per-share amounts)  Sales   Profit (Loss)    Operations    (Loss)    Operations      Income
------------------------- ------   -------------    ----------    ------    ----------      ------
1999 Quarter Ended -
  March 31                $  486           $  49         $(107)   $(111)       $(1.23)      $(1.28)
  June 30                    657             135            45       45           .52          .52
  September 30               753             239            98       98          1.13         1.13
  December 31                800             246           110      110          1.27         1.27
                          ------           -----         -----    -----        ------       ------
    Total                 $2,696           $ 669         $ 146    $ 142        $ 1.69       $ 1.64
                          ======           =====         =====    =====        ======       ======

1998 Quarter Ended -
  March 31                $  507           $  55         $  16    $  24        $  .18       $  .27
  June 30                    601              73            32       83           .36          .95
  September 30               556              11           (68)     150          (.77)        1.73
  December 31                536            (444)         (325)    (325)        (3.75)       (3.74)
                          ------           -----         -----    -----        ------       ------
    Total                 $2,200           $(305)        $(345)   $ (68)       $(3.98)      $ (.78)
                          ======           =====         =====    =====        ======       ======


     The company's common stock is listed for trading on the New York Stock Exchange and at year-end 1999 was held by approximately 32,000 Kerr-McGee stockholders of record and Oryx owners who have not yet exchanged their stock. The ranges of market prices and dividends declared during the last two years for Kerr-McGee Corporation are as follows:

                                Market Prices
                     --------------------------------------
                                                                 Dividends
                             1999                 1998           per Share
                     -----------------    -----------------    ------------
                        High      Low        High      Low     1999    1998
                     -------   -------    -------   -------    -----   -----
Quarter Ended -
  March 31           41-7/16   28-1/2     73-3/16   55-7/8     $.45    $.45
  June 30            52-1/8    32-1/2     70-1/4    56-5/8      .45     .45
  September 30       60-1/16   49-5/16    60-1/2    38          .45     .45
  December 31        62        52         47-9/16   36-3/16     .45     .45




Six-Year Financial Summary


(Millions of dollars, except per-share amounts)          1999     1998     1997     1996     1995      1994
-----------------------------------------------        ------   ------   ------   ------   ------   -------
Summary of Net Income (Loss)
Sales                                                  $2,696   $2,200   $2,605   $2,740   $2,419   $ 2,359
                                                       ------   ------   ------   ------   ------   -------
Costs and operating expenses                            2,289    2,606    2,011    2,122    2,305     2,185
Interest and debt expense                                 190      157      141      145      193       211
                                                       ------   ------   ------   ------   ------   -------
  Total costs and expenses                              2,479    2,763    2,152    2,267    2,498     2,396
                                                       ------   ------   ------   ------   ------   -------
                                                          217     (563)     453      473      (79)      (37)
Other income                                               40       43       82      110      147        15
Taxes on income                                          (111)     175     (184)    (225)      42        (9)
                                                       ------   ------   ------   ------   ------   -------
Income (loss) from continuing operations                  146     (345)     351      358      110       (31)
Income from discontinued operations                        --      277       33       56       27        55
Extraordinary charge                                       --       --       (2)      --      (23)      (12)
Cumulative effect of change in accounting principle        (4)      --       --       --       --      (948)
                                                       ------   ------   ------   ------   ------   -------
Net income (loss)                                      $  142   $  (68)  $  382   $  414   $  114   $  (936)
                                                       ======   ======   ======   ======   ======   =======

Common Stock Information, per Share
Diluted net income (loss) -
  Continuing operations                                $ 1.69   $(3.98)  $ 4.02   $ 4.05   $ 1.23   $  (.36)
  Discontinued operations                                  --     3.20      .38      .63      .30       .63
  Extraordinary charge                                     --       --     (.02)      --     (.26)     (.14)
  Cumulative effect of accounting change                 (.05)      --       --       --       --    (10.82)
                                                       ------   ------   ------   ------   ------   -------
    Net income (loss)                                  $ 1.64   $ (.78)  $ 4.38   $ 4.68   $ 1.27   $(10.69)
                                                       ======   ======   ======   ======   ======   =======

Dividends declared                                     $ 1.80   $ 1.80   $ 1.80   $ 1.64   $ 1.55   $  1.52
Stockholders' equity                                    17.19    15.58    17.88    14.59    12.47     12.33
Market high for the year                                62.00    73.19    75.00    74.13    64.00     51.00
Market low for the year                                 28.50    36.19    55.50    55.75    44.00     40.00
Market price at year-end                               $62.00   $38.25   $63.31   $72.00    63.50   $ 46.25
Shares outstanding at year-end (thousands)             86,483   86,367   86,794   87,032   89,613    90,143

Balance Sheet Information
Working capital                                        $  321   $ (173)  $   --   $  161   $ (106)  $  (254)
Property, plant and equipment - net                     4,085    4,153    3,919    3,693    3,807     4,497
Total assets                                            5,899    5,451    5,339    5,194    5,006     5,918
Long-term debt                                          2,496    1,978    1,736    1,809    1,683     2,219
Total debt                                              2,525    2,250    1,766    1,849    1,938     2,704
Total debt less cash                                    2,258    2,129    1,574    1,719    1,831     2,612
Stockholders' equity                                    1,492    1,346    1,558    1,279    1,124     1,112

Cash Flow Information
Net cash provided by operating activities                 713      385    1,097    1,169      728       678
Cash capital expenditures                                 543      981      836      875      745       611
Dividends paid                                            138       86       85       83       79        79
Treasury stock purchased                               $   --   $   25   $   60   $  195   $   45   $    --

Ratios and Percentage
Current ratio                                             1.4       .8      1.0      1.2       .9        .8
Average price/earnings ratio                             27.6       NM     14.9     13.9     42.5        NM
Total debt less cash to total capitalization               60%      61%      50%      57%      62%       70%

Employees
Total wages and benefits                               $  327   $  359   $  367   $  367   $  402   $   422
Number of employees at year-end                         3,653    4,400    4,792    4,827    5,176     6,724


Six-Year Operating Summary

                                                         1999     1998     1997     1996     1995     1994
                                                       ------   ------   ------   ------   ------   ------
Exploration and Production
Net production of crude oil and condensate -
  (thousands of barrels per day)
    United States                                        79.3     66.2     70.6     73.8     74.8     73.4
    North Sea                                           102.9     87.4     83.3     86.5     91.9     88.7
    Other international                                  14.7     18.4     18.1     16.8     17.4     26.4
                                                       ------   ------   ------   ------   ------   ------
      Total                                             196.9    172.0    172.0    177.1    184.1    188.5
                                                       ======   ======   ======   ======   ======   ======

Average price of crude oil sold (per barrel) -
    United States                                      $16.70   $12.73   $18.34   $19.45   $15.73   $14.25
    North Sea                                           17.88    12.93    18.93    19.60    16.56    15.33
    Other international                                 14.34     9.90    15.36    15.85    14.70    14.58
      Average                                          $17.15   $12.52   $18.32   $19.18   $16.05   $14.80

Natural gas sales (MMCF per day)                          580      584      685      781      809      872
Average price of natural gas sold (per MCF)            $ 2.35   $ 2.12   $ 2.43   $ 2.10   $ 1.63   $ 1.82

Net exploratory wells drilled -
    Productive                                           1.70     4.40     7.65     6.91     4.71    11.61
    Dry                                                  3.75    14.42     7.42     5.52    11.16    13.47
                                                       ------   ------   ------   ------   ------   ------
      Total                                              5.45    18.82    15.07    12.43    15.87    25.08
                                                       ======   ======   ======   ======   ======   ======

Net development wells drilled -
    Productive                                          46.23    62.30    95.78   143.33   135.86    69.27
    Dry                                                  5.89     9.00     7.00    13.04    11.95     9.63
                                                       ------   ------   ------   ------   ------   ------
      Total                                             52.12    71.30   102.78   156.37   147.81    78.90
                                                       ======   ======   ======   ======   ======   ======

Undeveloped net acreage (thousands) -
    United States                                       1,560    1,487    1,353    1,099    1,280    1,415
    North Sea                                             861      908      523      560      570      629
    Other international                                19,039   14,716   14,630    4,556    4,031    7,494
                                                       ------   ------   ------   ------   ------   ------
      Total                                            21,460   17,111   16,506    6,215    5,881    9,538
                                                       ======   ======   ======   ======   ======   ======

Developed net acreage (thousands) -
    United States                                         796      810      830      871    1,190    1,270
    North Sea                                             105      115       70       79       58       68
    Other international                                   785      612      201      198      207    1,015
                                                       ------   ------   ------   ------   ------   ------
      Total                                             1,686    1,537    1,101    1,148    1,455    2,353
                                                       ======   ======   ======   ======   ======   ======

Estimated proved reserves
  (millions of equivalent barrels)                        915      896      886      849      864    1,059

Chemicals
Industrial and specialty chemical sales
  (thousands of tonnes)                                   518      481      443      405      404      346


Stockholder and Investor Information

Stock Exchange Listing
Kerr-McGee (KMG) common stock is listed on the New York Stock Exchange and also is traded on the Boston, Chicago, Pacific and Philadelphia stock exchanges.

Stockholder Assistance
Contact UMB Bank, N.A., of Kansas City, Missouri, toll-free at (877) 860-5820 or
(800) 884-4225 for assistance  with:
- Direct deposit of cash dividends
- Direct stock purchase and dividend reinvestment plan
- Transfer of stock certificates
- Replacement of lost or destroyed stock certificates and dividend checks

Stockholder Information and Publications
Contact the Office of the Corporate Secretary at (800) STOCK KM (800-786-2556) for general information and assistance or to request the company's annual report on Form 10-K and quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission, and the company's annual report to stockholders.

Direct Purchase and Dividend Reinvestment Plan
This plan allows stockholders to buy Kerr-McGee common stock directly from the company and to reinvest quarterly dividends in additional shares. The company pays all fees and commissions for these services. For a prospectus, please call
(800) 786-2556.

Investor Information
Richard C. Buterbaugh, Vice President, Investor Relations, is available at (405) 270-3561 to answer questions from stockholders, security analysts and other interested parties.

Transfer Agent and Registrar
UMB Bank, N.A.
Securities Transfer Division
P.O. Box 410064
Kansas City, MO 64141-0064
Toll-free telephone: (877) 860-5820 or (800) 884-4225

Corporate Headquarters
Kerr-McGee Corporation
Kerr-McGee Center
123 Robert S. Kerr Avenue
Oklahoma City, OK 73102

Mailing address:
P.O. Box 25861
Oklahoma City, OK 73125

Telephone: (405) 270-1313

Forward-Looking Information
     Statements in this annual report regarding the company's or management's intentions, beliefs or expectations are forward-looking statements within the meaning of the Securities Litigation Reform Act. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, drilling risks, the market value of Kerr-McGee's products, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's businesses supply raw materials, general economic conditions, and other factors and risks discussed in the company's SEC filings. Actual results and developments may differ materially from those expressed or implied in this annual report.