Form 10-K405, Exhibit 13
period 2000-12-31
KERR MCGEE CORP
filed 2001-03-28
CIK 55458

Exhibit 13


Financial Review      Kerr-McGee Corporation
Contents
Management's Discussion and Analysis.............................20
  Overview.......................................................20
  Operating Environment and Outlook..............................20
  Results of Consolidated Operations.............................21
  Segment Operations.............................................23
  Financial Condition............................................24
  Capital Spending...............................................25
  Market Risks...................................................26
  Environmental Matters..........................................27
  New Accounting Standards.......................................29
Cautionary Statement Concerning
  Forward-Looking Statements.....................................29
Responsibility for Financial Reporting...........................29
Report of Independent Public Accountants.........................30
Consolidated Statement of Income.................................31
Consolidated Statement of Comprehensive Income
  and Stockholders' Equity.......................................32
Consolidated Balance Sheet.......................................33
Consolidated Statement of Cash Flows.............................34
Notes to Financial Statements....................................35
  1.     The Company and Significant Accounting Policies.........35
  2.     Cash Flow Information...................................37
  3.     Inventories.............................................37
  4.     Investments - Equity Affiliates.........................37
  5.     Investments - Other Assets..............................38
  6.     Property, Plant and Equipment...........................38
  7.     Deferred Charges........................................38
  8.     Asset Securitization....................................39
  9.     Acquisitions............................................39
 10.     Accrued Liabilities.....................................39
 11.     Debt....................................................40
 12.     Income Taxes............................................41
 13.     Taxes, Other than Income Taxes..........................42
 14.     Deferred Credits and Reserves - Other...................42
 15.     Commitments.............................................42
 16.     Contingencies...........................................43
 17.     Financial Instruments and Hedging Activities............44
 18.     Merger and Restructuring Charges........................46
 19.     Earnings Per Share......................................46
 20.     Common Stock............................................47
 21.     Other Income............................................47
 22.     Impairment of Long-Lived Assets and Long-Lived
           Assets to Be Disposed Of..............................48
 23.     Employee Stock Option Plans.............................48
 24.     Employee Benefit Plans..................................50
 25.     Employee Stock Ownership Plan...........................52
 26.     Reporting by Business Segments
         and Geographic Locations................................53
 27.     Discontinued Operations.................................55
 28.     Costs Incurred in Crude Oil and
         Natural Gas Activities..................................55
 29.     Results of Operations from Crude Oil
           and Natural Gas Activities............................56
 30.     Capitalized Costs of Crude Oil and
           Natural Gas Activities................................57
 31.     Crude Oil, Condensate, Natural Gas Liquids
           and Natural Gas Net Reserves (Unaudited)..............58
 32.     Standardized Measure of and Reconciliation
           of Changes in Discounted Future
           Net Cash Flows (Unaudited)............................59
 33.     Quarterly Financial Information (Unaudited).............60
Seven-Year Financial Summary.....................................61
Seven-Year Operating Summary.....................................62

Financial Review

Management's Discussion and Analysis

Overview

     Kerr-McGee Corporation is one of the largest independent exploration and production companies and titanium dioxide pigment producers in the world. Since the company merged with Oryx Energy Company in February 1999, its assets have increased approximately 40%, proven oil and natural gas reserves have risen more than 20% through both drill bit success and acquisitions, and the company's equity production capacity of titanium dioxide pigment has increased 90% through the acquisition of plants and minority interests and the expansion of existing facilities.

Operating Environment and Outlook

     Kerr-McGee management continually monitors events that impact the pricing of its products. The supply/demand environment for oil and natural gas and resulting commodity prices dominated global headlines during the winter of 2000-01. Natural gas prices in the U.S. soared to more than $9 per million British thermal units, a result of colder-than-normal temperatures in November and December, a relatively low natural gas storage position at the start of winter, and higher demand to power new electrical generation. The impact of record drought in the western U.S. has contributed to declines in hydroelectric power generation as an alternate power supply. Environmental concerns about coal and heating oil, once preferred fuels for power generation, have placed even more demand on natural gas supplies to power electrical plants. Fourth-quarter 2000 natural gas production volumes in the U.S., however, were generally lower than in the prior year's quarter, reflecting a slowdown in production growth. This slowdown has been caused by several factors, but generally is due to fewer reserves being discovered per well drilled and technological advances allowing for quicker depletion of deposits.
     During 2000, OPEC indicated that it intends to keep crude oil supplies at levels that support a price of at least $25 per barrel. Recorded shipments of crude oil from OPEC-member countries support this intention. Consumption has continued to increase despite higher gasoline prices during 2000 and early 2001, compared with 1999. The impact of non-OPEC production growth, together with OPEC quota compliance and Iraq's willingness to produce under sanctions, may present the largest risk to a sustained level of crude oil pricing at a minimum $25 per barrel level.
     With these factors in mind, NYMEX oil prices of $24.50 per barrel and gas prices of $3.75 per MMBtu were used for 2001 budgeting and planning purposes. Kerr-McGee's average daily production volumes of barrels of oil equivalent are expected to remain essentially flat in 2001, compared with 2000. Initial production from the Leadon field in the North Sea and Nansen field in the Gulf of Mexico is expected to come onstream by late 2001, and the Boomvang field in the Gulf of Mexico will begin production by early 2002. The company's average daily barrel-of-oil-equivalent production volumes are expected to increase by about 13% in 2002 with these ongoing developments.
     The company is the number three supplier of titanium dioxide pigment (TiO2) in the world, with production capacity almost tripling between 1997 and early 2001. TiO2 pigment is the world's preferred opacifier, with 80% of the supply used in coatings and plastics. The company is one of five that owns proprietary chloride technology. The chloride process produces a pigment with optical properties preferred by the paint and plastics industries. In early 2001, 70% of the company's pigment production capacity was derived from chloride technology, with the remainder from sulfate technology, which produces pigment used in paper, food products and cosmetics.
     Titanium dioxide is a quality-of-life product, in that production follows general economic trends. At year-end 2000, worldwide pigment inventories were at normal seasonal levels of about 38 days in inventory. In the first two months of 2001, pricing in the U.S., Europe and Southeast Asia remained stable. Management is monitoring conditions to determine whether the U.S. or worldwide economies will soften, and if so, to what extent. General economic trends, in particular Gross Domestic Product growth or reduction, will translate into increases or decreases in pigment consumption.
     High natural gas prices sustained over the longer term will impact future titanium dioxide production costs. To combat energy price increases, the company continues to implement cost reduction and operational performance improvement initiatives at all of its plants. The company has locked in pricing for a significant portion of its U.S. natural gas requirements through mid-2001.
     In February 2001, the company decided to cease production of manganese metal at its electrolytic plant in Hamilton, Mississippi. Approximately 50 jobs will be eliminated and notices were made to the affected employees. This action will not impact the company's titanium dioxide pigment operations in Hamilton.

Results of Consolidated Operations

     Net income (loss) and per-share amounts for each of the three years in the period ended December 31, 2000, were as follows:

(Millions of dollars, except per-share amounts)      2000     1999     1998
-----------------------------------------------     -----    -----    -----
Net income (loss)                                   $ 842    $ 142    $ (68)
Income (loss) from continuing operations
  excluding special items                             940      296      (24)
Net income (loss) per share -
  Net income (loss) -
      Basic                                          9.01     1.64     (.78)
      Diluted                                        8.37     1.64     (.78)
  Income (loss) from continuing operations
    excluding special items -
      Basic                                         10.06     3.42     (.28)
      Diluted                                        9.31     3.42     (.28)

     Net income (loss) was impacted by a number of special items in each of the years. These special items affect comparability between the periods and are shown on an after-tax basis in the following table, which reconciles income
(loss) from continuing operations excluding special items to net income (loss):


(Millions of dollars)                                2000     1999     1998
---------------------                               -----    -----    -----
Income (loss) from continuing
  operations excluding special items                $ 940    $ 296    $ (24)
                                                    -----    -----    -----
Special items, net of taxes -
  Asset impairment                                     --       --     (299)
  Merger costs                                         --     (116)      --
  Net provision for environmental
    remediation and restoration of
    inactive sites                                    (59)      --      (26)
  Purchased in-process research
    and development                                   (32)      --       --
  Equity affiliate's full-cost
    ceiling write-down                                 --       --      (27)
  Restructuring                                        --       (1)     (25)
  Chemical plant closings and product
    line discontinuations                             (13)      --       --
  Pending/settled litigation                           (7)     (20)      --
  Transition costs                                     (3)     (14)      --
  Settlement of prior years' income taxes              11        1       41
  Gain on sale of equity interest
    in a chemical plant                                 8       --       --
  Other, net                                           (3)      --       15
                                                    -----    -----    -----
    Total                                             (98)    (150)    (321)
                                                    -----    -----    -----
Discontinued operations, net of taxes                  --       --      277
Change in accounting principle, net of taxes           --       (4)      --
                                                    -----    ------   -----
Net income (loss)                                   $ 842    $  142   $ (68)
                                                    =====    ======   =====

     The 2000  special  items  were both  operating  and  nonoperating  and were composed principally of the write-off of purchased in-process research and development projects and provisions for certain environmental costs. In 1999, special items were both operating and nonoperating and were associated principally with the Oryx merger and transition and with pending and settled litigation matters. The 1998 special items related primarily to impairment write-downs reflecting the year's current market value of certain of the company's oil and gas producing fields and certain chemical facilities.
     Effective January 1, 1999, the company adopted Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires costs of start-up activities to be expensed as incurred. Unamortized start-up costs at the beginning of 1999 were required to be recognized as a cumulative effect of a change in accounting principle, which decreased 1999 after-tax income by $4 million.
     The company sold its coal operations in 1998, resulting in an after-tax gain of $257 million. All amounts related to coal are shown in the Consolidated Statement of Income as discontinued operations.
     Income from continuing operations excluding special items for 2000 was more than triple the 1999 amount. The $644 million increase resulted primarily from increases in after-tax operating profit for both the exploration and production and chemical operations of $588 million and $34 million, respectively, and a $20 million increase in after-tax foreign currency gains. Income from continuing operations excluding special items for 1999 increased $320 million from 1998. This primarily resulted from a $343 million increase in exploration and production after-tax operating profit excluding special items, which was partially offset by a $29 million increase in net interest expense.

                                     [GRAPH]

     Sales levels  soared as a result of
increases in oil and  gas prices and oil
and pigment sales volumes.
                                                             Sales
                                                     ----------------------
(Billions of dollars)                                2000     1999     1998
---------------------                                ----     ----     ----
                                                     $4.1     $2.7     $2.3

     Sales from continuing operations were $4.1 billion in 2000, $2.7 billion in 1999 and $2.3 billion in 1998. Increased sales in 2000 resulted from the significantly higher average sales prices for oil (60% increase) and natural gas (63% increase), higher oil sales volumes and higher pigment sales volumes (principally from the two pigment plants acquired in the second quarter of 2000), partially offset by lower natural gas sales volumes. Sales for 1999 were higher than in 1998 due to higher average sales prices for oil and natural gas (37% and 12% increases, respectively), a 16% increase in oil volumes sold and an increase in titanium dioxide pigment sales volumes (mainly due to a full year of production from the company's German and Belgian pigment operations, compared to nine months in 1998), partially offset by lower electrolytic and forest products sales volumes and lower European pigment sales prices.
     Costs and operating expenses totaled $1.3 billion in 2000 and $1.0 billion in both 1999 and 1998. The 2000 amount was higher than the prior year principally due to the operating costs for the two acquired pigment plants and the acquired North Sea operations.

     Following are selling, general and administrative expenses for 2000, 1999 and 1998:

(Millions of dollars)                                2000     1999     1998
---------------------                                ----     ----     ----
Selling, general and administrative
  expenses excluding special items                   $293     $264     $264
                                                     ----     ----     ----
Special items -
  Net provision for environmental
    remediation and restoration of
    inactive sites                                     90       --       41
  Pending/settled litigation                            8       30       --
  Transition costs associated with
    the Oryx merger and the purchase
    of two pigment plants                               4       22       --
  Restructuring                                        --       --       36
  Other, net                                           --       --       (3)
                                                     ----     ----     ----
    Total                                             102       52       74
                                                     ----     ----     ----
Selling, general and administrative expenses         $395     $316     $338
                                                     ====     ====     ====

     Selling, general and administrative expenses excluding special items for 2000 increased 11% compared with 1999. The increase was primarily due to higher transportation costs, which resulted from higher exploration and production and chemical sales volumes and the selling, general and administrative costs associated with the purchased pigment operations. The 1999 selling, general and administrative expenses were unchanged from 1998 even though synergies were realized from the Oryx merger, principally by the exploration and production segment. The estimated selling, general and administrative synergies of approximately $35 million were offset by higher transportation costs and higher corporate charges primarily due to higher costs associated with improved employee benefit plans.
     With respect to the special items in selling, general and administrative expense, approximately one-half and three-quarters of the net provisions for environmental remediation and restoration of inactive sites in 2000 and 1998, respectively, relate to the removal of low-level radioactive materials from the company's inactive facility and offsite areas in West Chicago, Illinois. The remainder of the provisions relate to numerous smaller sites. The provisions for pending or settled litigation are principally related to facilities or properties no longer operated or owned by the company. Transition costs are those associated with the ongoing business during the time of the pigment plant acquisitions in 2000 and the Oryx merger in 1999. These costs do not recur in the following year. Restructuring charges in 1998 were primarily for a voluntary severance program for the former Oryx U.S. operations and a work process review and an organizational restructuring for several Kerr-McGee groups.
     Asset impairments totaled $446 million in 1998 (see Note 22). Of this amount, $389 million was for write-downs associated with certain oil and gas fields located in the North Sea, China and United States. Asset impairments of $57 million were also recognized for certain chemical facilities in Idaho and Alabama. The impairments were recorded because these assets were no longer expected to recover their net book values through future cash flows.
     Exploration costs for 2000, 1999 and 1998 were $170 million, $140 million and $215 million, respectively. The 2000 increase over 1999 was due to higher dry hole costs, principally in the North Sea, Algeria, Thailand and Australia; higher geophysical projects, primarily in the Gulf of Mexico; and higher amortization of nonproducing leaseholds. The decrease for 1999 resulted from lower dry hole costs, principally in the Gulf of Mexico, Kazakhstan and China; lower costs of geophysical projects, primarily in the United States onshore area; and lower exploration district expense in the United States, the North Sea and China.
     Taxes, other than income taxes, were $122 million in 2000, $85 million in 1999 and $53 million in 1998. The 2000 and 1999 variances from the prior year were both due principally to severance taxes, a direct result of the increases in oil and gas prices.
     In connection with the company's second quarter 2000 acquisition of the pigment plant in Savannah, Georgia, certain incomplete research and development projects were identified and valued as part of the purchase price. Since these projects had no alternative future use to the company, $32 million was expensed at the date of acquisition.
     Merger costs totaling $163 million were recognized in 1999 and represent costs incurred in connection with the Oryx merger, which have no future benefit to the combined operations. The major items included are severance and associated benefit plan adjustments; lease cancellation costs; transfer fees for seismic data; investment bankers, lawyers, and accountants fees; and the write-off of duplicate computer systems and fixtures (see Note 18).
     Interest and debt expense totaled $208 million in 2000, $190 million in 1999 and $157 million in 1998. The increase in 2000 expense compared with 1999 was the result of higher average borrowing levels during the first half of 2000 and lower capitalized interest. The 1999 increase resulted from lower capitalized interest and higher borrowings related to the costs of the Oryx merger.
     Other income was as follows for each of the years in the three-year period ended December 31, 2000:

(Millions of dollars)                                2000     1999     1998
---------------------                                ----     ----     ----
Other income excluding special items                 $ 65     $ 39     $ 36
                                                     ----     ----     ----
Special items -
  Chemical plant closings and product
    line discontinuations                             (21)      --       --
  Interest income from settlement
    of prior years' income taxes                        3        1       19
  Settlements with insurance carriers                  --       --       12
  Equity affiliate's full-cost ceiling
    write-down                                         --       --      (27)
  Gain on sale of equity interest
    in a chemical plant                                14       --       --
  Other, net                                           (3)      --        3
                                                     ----     ----     ----
    Total                                              (7)       1        7
                                                     ----     ----     ----
Other income                                         $ 58     $ 40     $ 43
                                                     ====     ====     ====

     The higher 2000 other income excluding special items compared with 1999 was due primarily to increases in foreign currency gains, interest income and income from unconsolidated affiliates. Higher foreign currency gains, partially offset by lower interest income, were the primary reasons for the increase in 1999 other income excluding special items compared with the prior year.

Segment Operations

     Operating profit (loss) from each of the company's segments is summarized in the following table:

(Millions of dollars)                                2000     1999     1998
---------------------                                ----     ----     ----
Operating profit excluding special items -
  Exploration and production                       $1,470   $  562   $   62
                                                   ------   ------   ------
  Chemicals -
    Pigment                                           168      113       89
    Other                                              17       15       26
                                                   ------   ------   ------
      Total Chemicals                                 185      128      115
                                                   ------   ------   ------
        Total                                       1,655      690      177
Special items                                         (41)     (21)    (482)
                                                   ------   ------   ------
Operating profit (loss)                            $1,614   $  669   $ (305)
                                                   ======   ======   ======

                                     [GRAPH]


     Both core businesses contributed to
the increase in record operating profit
in 2000.

                                            Consolidated Operating Profit (Loss)
                                            ------------------------------------
(Millions of dollars)                                2000     1999     1998
---------------------                               ------    ----   ------
                                                    $1,614    $669   $(305)

Exploration and Production

     Exploration and production sales, operating profit (loss) and certain other statistics are shown in the following table:

(Millions of dollars, except per-unit amounts)       2000     1999     1998
----------------------------------------------       ----     ----     ----
Sales                                              $2,860   $1,784   $1,291
                                                   ======   ======   ======
Operating profit excluding special items           $1,470   $  562   $   62
Special items                                          (3)     (20)    (423)
                                                   ------   ------   ------
Operating profit (loss)                            $1,467   $  542   $ (361)
                                                   ======   ======   ======
Exploration expense                                $  170   $  140   $  215
Net crude oil and condensate produced
  (thousands of barrels per day)                      207      197      172
Average price of crude oil sold
  (per barrel)                                     $27.64   $17.26   $12.58
Natural gas sold (MMcf per day)                       531      580      584
Average price of natural gas sold
  (per Mcf)                                        $ 3.87   $ 2.38   $ 2.13
Average production cost (per barrel)               $ 4.49   $ 3.72   $ 3.91

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

Chemicals

     Chemical sales, operating profit and pigment production volumes are shown in the following table:

(Millions of dollars)                                2000     1999     1998
---------------------                                ----     ----     ----
Sales -
  Pigment                                          $1,034     $725     $663
  Other                                               227      234      300
                                                   ------     ----     ----
    Total                                          $1,261     $959     $963
                                                   ======     ====     ====

Operating profit excluding special items -
  Pigment                                          $  168     $113     $ 89
  Other                                                17       15       26
                                                   ------     ----     ----
                                                      185      128      115
Special items -
  Pigment                                             (38)      --      (33)
  Other                                                --       (1)     (26)
                                                   ------     ----     ----
Operating profit                                   $  147     $127     $ 56
                                                   ======     ====     ====
Gross worldwide pigment production
  (thousands of tonnes)                               480      320      284

     Special items in 2000 include $32 million for the write-off of in-process research and development projects with the purchase of the Savannah, Georgia, pigment plant and $6 million for the transition costs incurred in connection with the purchase of the Savannah and Botlek, Netherlands, pigment plants. Severance charges of $1 million and $2 million were recorded as special items in 1999 and 1998, respectively. Also included in 1998 special charges are asset impairments totaling $57 million for noncore chemical assets in Alabama and Idaho.

     Pigment - The 43% increase in titanium dioxide pigment sales in 2000 compared with 1999 was primarily due to the additional volumes sold from the two acquired plants and higher pigment sales volumes at the other plants. Operating profit excluding special items in 2000 increased $55 million over 1999 due principally to record pigment sales volumes, cost-reduction incentives and the favorable impact of euro exchange rates. The increase in 1999 titanium dioxide pigment sales from the prior year was due principally to increased volumes in Europe as a result of a full year of sales after the company's acquisition at the end of March 1998 of the German and Belgian pigment operations, partially offset by lower European pigment prices. Operating profit excluding special items increased in 1999 due to the higher sales in Europe and lower U.S. per-unit production costs.

     Other - Other chemical sales and operating profit for 2000 did not change significantly from 1999. The sales were lower in 1999 as compared with 1998 principally due to lower forest products sales volumes, the company's withdrawal from the ammonium perchlorate business in 1998 and lower vanadium sales volumes.

Financial Condition

(Millions of dollars)                             2000        1999        1998
---------------------                             ----        ----        ----
Current ratio                                 1.0 to 1    1.4 to 1    0.8 to 1
Total debt                                      $2,425      $2,525      $2,250
Total debt less cash                             2,281       2,258       2,129
Stockholders' equity                            $2,633      $1,492      $1,346
Total debt less cash to
  total capitalization                              46%         60%         61%
Floating-rate debt to total debt                     3%         38%         33%


                                     [GRAPH]


     Net debt to total capitalization is
total debt less cash divided by total debt less cash plus stockholders' equity.

                                               Net Debt to Total Capitalization
                                               --------------------------------
(Percentages)                                     2000        1999        1998
-------------                                     ----        ----        ----
                                                    46          60          61



     Kerr-McGee operates with a philosophy that the company's capital program and dividends will be paid from cash generated by operations. Debt and equity transactions are utilized for acquisition opportunities and short-term needs due to timing of cash flow. Additionally, the company defined a goal in 1999 to reduce its net debt to capitalization to less than 50% over the five-year period 1999-2003. This goal was achieved in 2000 with a year-end ratio of 46%. The improvement from 60% at December 31, 1999, was the result of the impact of the equity increase from 2000 net income as well as lower debt levels.

Cash Flow
     Year-end cash was $144 million, a reduction of $123 million from $267 million at December 31, 1999. Operating activities provided net cash flow of $1.8 billion in 2000, compared with $713 million in 1999. Most of this increase was due to the $700 million rise in net income, which continues to be the company's primary source of cash. Additionally, net cash flow increased $106 million from the company's pigment receivable securitization program. Despite selling the pigment receivables, the company's total receivables increased due to higher oil sales volumes and higher oil and natural gas sales prices and the receivables associated with the acquired Dutch pigment plant. The increased receivables level reduced net cash by $55 million, and the remaining changes in working capital and other increased net cash flow by $19 million.

                                    [GRAPH]


Net cash flow from operating activities
more than doubled to almost $1.8 billion.

                                         Net Cash Flow from Operating Activities
                                         ---------------------------------------
 (Millions of dollars)                               2000     1999     1998
 ---------------------                               ----     ----     ----
                                                    1,771      713      385


     The company invested $774 million in its 2000 capital program, plus $53 million in unsuccessful exploratory drilling costs. Capital expenditures were $231 million higher than in 1999. Additionally, the company used $975 million for two major acquisitions - the purchase of Repsol S.A.'s North Sea oil and gas operations and Kemira Oyj's U.S. and Dutch titanium dioxide pigment facilities.
     To finance the acquisitions, the company generated $950 million in net proceeds in February 2000 by issuing common stock (7.5 million shares) and 5-1/4% convertible subordinated debentures due in 2010 ($600 million principal). Additionally, cash flow was used to pay the company's dividends and reduce debt. Total annual dividends of $166 million in 2000 increased approximately $3 million per quarter with the issuance of the additional common stock in February. Debt repayments totaled $969 million. Additionally, debt was impacted by the noncash increase of $187 million in carrying value of the company's debt exchangeable for common stock of Devon Energy Corporation, due August 2, 2004. (The company owns 9,954,000 shares of Devon common stock.)

Liquidity
     The company believes that it has the ability to provide for its operational needs and its long- and short-term capital programs through its operating cash flows, borrowing capacity and ability to raise capital. At December 31, 2000, the company had unused lines of credit and committed amounts under revolving credit agreements totaling $1.6 billion. Two revolving credit agreements consisting of a five-year $650 million facility and a 364-day $650 million facility were signed January 12, 2001. These facilities replaced five revolving credit facilities, which totaled $1.4 billion. Of the two new agreements, $800 million and $400 million can be used to support commercial paper borrowings in the U.S. and Europe, respectively, by certain wholly owned subsidiaries and are guaranteed by the parent company. The borrowings can be made in U.S. dollars, British pound sterling, euros or local European currencies. The company also has a $100 million revolving credit agreement available to its Chinese subsidiary through March 3, 2003. In addition, the company had unused lines of credit of $61 million at December 31, 2000. Interest for each of the revolving credit facilities and lines of credit is payable at varying rates.
     At December 31, 2000, the company classified $71 million of its short-term obligations as long-term debt. Final settlement of these commercial paper obligations is not expected to occur in 2001. The company has the intent and the ability, as evidenced by committed credit agreements, to refinance this debt on a long-term basis. The company's practice has been to continually refinance its commercial paper while maintaining levels believed to be appropriate.
     The company also has available, to issue and sell, a total of $525 million remaining debt securities, common or preferred stock, or warrants under its shelf registration with the Securities and Exchange Commission, which was last updated in January 2000. The February stock and convertible debt offerings were issued under the updated shelf registration.
     The company entered into two leasing arrangements in 2000 for the financing of its working interest obligations for the production platforms and related equipment for the company-operated Nansen and Boomvang fields in the East Breaks area of the Gulf of Mexico. Both arrangements consist of a synthetic lease for the construction phase, with the company acting as construction agent, to be followed by an operating lease during operations. Under the terms of each of the synthetic leases, a special purpose trust advances proceeds to finance construction costs of the platform and related equipment. Upon completion of the construction phase, a trust will become the lessor/owner of the platforms and related equipment. These leases provide a tax-efficient method of financing part of these developments.
     Additionally, the company began an accounts receivable monetization program in December 2000 for its pigment business. Under the terms of the credit-insurance-backed asset securitization, up to $180 million of selected pigment customers' accounts receivable may be sold to a special-purpose entity, which results in a cost-efficient financing rate to the company. At December 31, 2000, $106 million had been received from the program.

Capital Spending

Cash capital expenditures are summarized as follows:

(Millions of dollars)                  Est. 2001     2000     1999     1998
---------------------                  ---------     ----     ----     ----
Exploration and production                $1,030     $651     $447     $871
Chemicals                                    200      117       90       92
Other                                         10        6        6       18
                                          ------     ----     ----     ----
                                          $1,240     $774     $543     $981
                                          ======     ====     ====     ====

     Capital spending, excluding acquisitions, totaled $2.3 billion in the three-year period ended December 31, 2000, and dividends paid totaled $390 million in the same three-year period, which compares with $2.9 billion of net cash provided by operating activities during the same period. This is indicative of the company's philosophy of providing for its capital programs and dividends through internally generated funds. During the past three years, the company made four major acquisitions, in addition to the merger with Oryx, which further expanded its global presence - the 1998 acquisitions of Gulf Canada's North Sea assets and Bayer's titanium dioxide pigment plants in Germany and Belgium for a total of $518 million and the 2000 acquisitions of Repsol S.A.'s North Sea oil and gas operations and Kemira Oyj's U.S. and Dutch pigment plants for a total of $975 million.


                                    [GRAPH]


     2001 estimate of capital spending
is a record  $1.2  billion.

                                                 Capital Expenditures
                                          ---------------------------------
                                            2001
(Millions of dollars)                     estimate   2000     1999     1998
---------------------                     --------   ----     ----     ----
                                           1,240      774      543      981


    Kerr-McGee has budgeted $1.2 billion for its capital program in 2001. This level is the highest in the company's history and represents a 60% increase over 2000. In addition, the company has budgeted $205 million for exploration activities. Successful exploration and appraisal drilling programs in 1999 and 2000 have led to three major company-operated development projects - Nansen (50% working interest) and Boomvang (30% working interest) in the Gulf of Mexico and the 100%-owned Leadon project in the North Sea. Chemical capital expenditures in 2001 will primarily be directed toward improvements to its pigment business, including upgrades of the facilities acquired in 2000. The 2001 budget also includes capital for a 10% capacity expansion project for the Kwinana, Western Australia, titanium dioxide pigment plant to 95,000 tonnes annually.
     Management anticipates that the 2001 capital program and selected acquisitions that support the company's global growth strategy can continue to be provided through internally generated funds and selective borrowings.

Exploration and Production

     Capital spending in 2000 supported the company's global growth and deepwater focus. Major expenditures were for appraisal and the start of development of the company's operated Nansen and Boomvang fields in the Gulf of Mexico in about 3,700 feet of water; the Quad 9 area of the North Sea, which included the appraisal and start of development of the Leadon field and its satellites, Birse and Glassel, and the Skene gas field; and successful exploratory and appraisal drilling in blocks 04/36 and 05/36 in Bohai Bay, offshore China.
     The three major company-operated development projects - Leadon, Nansen, and Boomvang - as well as the Skene field and the Bayu-Undan project in the Timor Sea, represent 64% of budgeted 2001 capital projects.

Chemicals

     Eighty-five percent of Chemical's 2000 capital spending was for the pigment business. Over one-third of the capital was for upgrading facilities of the U.S. and Dutch plants acquired in the second quarter. Other expenditures were primarily for maintenance capital items at the pigment facilities in Mississippi, Germany and Australia, and the U.S. electrolytic operations.
     The budget for 2001 is estimated to increase 71% to $200 million. This includes funds for the Kwinana, Western Australia, pigment plant expansion, various upgrades at the Hamilton facility, and continuation of upgrades at the Savannah and Dutch facilities.
     Additionally, the 20% minority interest in the titanium dioxide pigment plants in Uerdingen, Germany, and Antwerp, Belgium, was acquired from Bayer AG in January 2001 for $24 million.

Market  Risks

     The company is exposed to a variety of market risks, including the effects of movements in foreign currency exchange rates, interest rates and certain commodity prices. The company addresses its risks through a controlled program of risk management that includes the use of derivative financial instruments. The company does not hold or issue derivative financial instruments for trading purposes. See Notes 1 and 17 for additional discussions of the company's financial instruments and hedging activities.

Foreign Currency
     Exchange The U.S. dollar is the functional currency for the company's international operations, except for its European chemical operations. The company intends to hedge a portion of its cash flows denominated in foreign currencies. Periodically, the company purchases foreign currency forward contracts to provide funds for operating and capital expenditure requirements that will be denominated in foreign currencies, primarily Australian dollars and British pound sterling. These contracts generally have durations of less than three years. The company also enters into forward contracts to hedge the sale of various foreign currencies, principally generated from accounts receivable for titanium dioxide pigment sales denominated in foreign currencies. These contracts are principally for European currencies and generally have durations of less than a year. Even though the company sold certain of its pigment receivables (including foreign currency receivables) in the December 2000 asset monetization program discussed previously in the Liquidity section, the risk of exchange rate changes remains with the company since the foreign currency receivables were sold at the equivalent dollar value at the date of sale.
Because the forward sales contracts qualified as hedges and correlate to currency movements, any gains or losses resulting from exchange rate changes were deferred and recognized as adjustments of the hedged transaction when they were settled in cash. See the New Accounting Standards section in Management's Discussion and Analysis for a discussion of the effects of adoption of the new accounting requirements for derivatives.
     Following are the notional amounts at the contract exchange rates, weighted-average contractual exchange rates and estimated contract value for open contracts at year-end 2000 and 1999 to purchase (sell) foreign currencies. Contract values are based on the estimated forward exchange rates in effect at year-end. All amounts are U.S. dollar equivalents.


                                                          Notional   Weighted-Average   Estimated Contract
(Millions of dollars, except average contract rates)        Amount      Contract Rate                Value
----------------------------------------------------      --------   ----------------   ------------------

Open contracts at December 31, 2000 -
  Maturing in 2001 -
    British pound sterling                                    $293             1.4595                 $300
    Australian dollar                                           60              .6168                   54
    Euro                                                        21              .8525                   23
    Euro                                                        (3)            1.1442                   (4)
    German mark                                                 (2)            2.2352                   (2)
    British pound sterling                                      (1)             .6893                   (1)
    Japanese yen                                                (1)          110.7123                   (1)
    New Zealand dollar                                          (1)            2.5045                   (1)
  Maturing in 2002 -
    Australian dollar                                           42              .6156                   38
  Maturing in 2003 -
    Australian dollar                                           18              .5935                   17

Open contracts at December 31, 1999 -
  Maturing in 2000 -
    Australian dollar                                           48              .6306                   50
    French franc                                                (1)            6.2908                   (1)
    British pound sterling                                      (1)             .6187                   (1)
    Italian lira                                                (1)         1839.8282                   (1)
    New Zealand dollar                                          (1)            1.9775                   (1)
    Japanese yen                                                (1)          102.4479                   (1)
  Maturing in 2001 -
    Australian dollar                                           32              .6499                   32
  Maturing    in   2002 -
    Australian dollar                                           16              .6538                   16

Interest Rates
     The company's exposure to changes in interest rates relates primarily to long-term debt obligations. The company has participated in various interest rate hedging arrangements to help manage the floating-rate portion of its debt. No interest rate hedging contracts were entered into during the three-year period ended December 31, 2000. Certain interest rate contracts expired during 1998.
     The table below presents principal amounts and related weighted-average interest rates by maturity date for the company's long-term debt obligations outstanding at year-end 2000. All borrowings are in U.S. dollars.


                                                                                   There-               Fair Value
(Millions of dollars)             2001      2002      2003      2004      2005      after      Total      12/31/00
---------------------             ----      ----      ----      ----      ----      -----      -----      --------
Fixed-rate debt -
  Principal amount                $175       $36      $116      $678      $162     $1,181     $2,348        $2,558
  Weighted-average
    interest rate                 9.83%     8.85%     8.04%     6.19%     8.10%      6.13%      6.69%
  Variable-rate debt -
    Principal amount                --       $71        --        --        --         --        $71        $   71
  Weighted-average
    interest rate                   --      7.29%       --        --        --         --       7.29%

     At December 31, 1999, long-term debt included fixed-rate debt of $1.573 billion (fair value - $1.612 billion) with a weighted-average interest rate of 7.40% and $943 million of variable-rate debt, which approximated fair value, with a weighted-average interest rate of 6.69%.

Commodity Prices
     The company periodically uses commodity futures and collar contracts to hedge a portion of its crude oil and natural gas sales and natural gas purchased for operations in order to minimize the associated price risks. Because the contracts qualify as hedges and correlate to price movements of crude oil and natural gas, any gain or loss from these contracts is deferred and recognized as part of the hedged transaction.
     The company did not enter into any commodity hedging arrangements in 2000 or 1999. All open 1998 contracts were settled during 1999. At December 31, 1998, the company had open crude oil collar contracts that hedged 4% of its 1999 worldwide crude oil sales volumes at an average floor price of $15.85 per barrel and an average ceiling price of $17.35 per barrel. Also at December 31, 1998, the company had collar arrangements that hedged 21% of its 1999 worldwide natural gas sales volumes at an average floor price of $2.29 per MMBtu and an average ceiling price of $2.47 per MMBtu. The aggregate carrying value of these contracts at December 31, 1998, was $7 million, and the aggregate fair value, based on quotes from brokers, was approximately $22 million.

Environmental Matters

     The company and its subsidiaries are subject to various environmental laws and regulations. Under these laws, the company and/or its subsidiaries are or may be required to remove or mitigate the effects on the environment of the disposal or release of certain chemical, petroleum, low-level radioactive or other substances at various sites, including sites that have been designated Superfund sites by the U.S. Environmental Protection Agency (EPA) pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), as amended and, which are included on the National Priority List. At December 31, 2000, the company and/or its subsidiaries have received notices that they have been named potentially responsible parties (PRPs) with respect to 12 existing EPA Superfund sites on the National Priorities List (NPL) that require remediation. The company and/or its subsidiaries may share liability at certain of these sites with numerous other PRPs. In addition, the company and/or its subsidiaries have executed consent orders, operate under licenses or have reached agreements to perform or have performed remediation or remedial investigations and feasibility studies on sites not included as EPA Superfund NPL sites.
     The company does not consider the number of sites for which it has been named a PRP to be a relevant measure of liability. The company and/or its subsidiaries are uncertain as to the scope of their involvement in or responsibility for many of the sites because of continually changing environmental laws and regulations; the nature of the company's businesses; the possibility of other PRPs; the present state of the law, which imposes joint and several liability on all PRPs under CERCLA; and pending legal proceedings. Therefore, the company is unable to reliably estimate the potential liability and the timing of future expenditures that may arise from many of these environmental sites. Reserves have been established for the remediation and restoration of active and inactive sites where it is probable that future costs will be incurred and the liability is estimable. In 2000, $128 million was added to the reserve for active and inactive sites, including reserve changes of $16 million relating to acquisitions and divestitures. At December 31, 2000, the company's reserve for these sites totaled $216 million. In addition, at year-end 2000, the company had a reserve of $287 million for the future costs of the abandonment and removal of offshore well and production facilities at the end of their productive lives. In the Consolidated Balance Sheet, $434 million of the total reserve is classified as a deferred credit, and the remaining $69 million is included in current liabilities. Management believes that currently the company has reserved adequately for the reasonably estimable costs of known environmental contingencies. However, additional reserves may be required in the future due to the previously noted uncertainties (see Note 16).


     Expenditures for the environmental protection and cleanup of existing sites for each of the last three years and for the three-year period ended December 31, 2000, are as follows:

(Millions of dollars)                       2000     1999     1998     Total
---------------------                       ----     ----     ----     -----
Charges to environmental reserves           $116     $121     $109      $346
Recurring expenses                            23       17       13        53
Capital expenditures                          28        5       24        57
                                            ----     ----     ----      ----
         Total                              $167     $143     $146      $456
                                            ====     ====     ====      ====

     The company has not recorded in the financial statements potential reimbursements from governmental agencies or other third parties, except for certain amounts due from the U.S. government under Title X of the Energy Policy Act of 1992 (see Notes 14 and 16). The following table reflects the company's portion of the known estimated costs of investigation and/or remediation that is probable and estimable. The table summarizes EPA Superfund NPL sites where the company has been notified it is a PRP under CERCLA and other sites for which the company believes it had some ongoing financial involvement in investigation and/or remediation at year-end 2000.


                                                                                              Total Known                 Total
                                                                                                Estimated          Expenditures
                                                                                                     Cost          Through 2000
                                                                                              -----------          ------------
Location of Site                      Stage of Investigation/Remediation                            (Millions of dollars)
--------------------------------      ----------------------------------                      ---------------------------------
EPA Superfund sites on National
Priorities List (NPL)
  Milwaukee, Wis.                     Executed consent decree to remediate the site of
                                      a former wood-treating facility.  Initiated groundwater
                                      and soil treatment.                                         $   19                   $ 12

  West Chicago, Ill., four sites      Began cleanup of first site in 1995.  At second site,
  outside the facility                removal work and surface restoration are complete,
                                      and closeout report has been submitted to the EPA.
                                      Two sites are under study (see Note 16).                       108                     95

  7 other sites                       Various stages of investigation/remediation.                    25                     19
                                                                                                    ----                   ----
                                                                                                     152                    126
                                                                                                    ----                   ----
Sites under consent order,
license or agreement not on
EPA Superfund NPL
  West Chicago, Ill., facility        Decommissioning is in progress under State of Illinois
                                      supervision (see Note 16).  Began shipments to a
                                      permanent disposal facility in 1994.                           407                    310

  Cleveland/Cushing, Okla.            Began cleanup in 1996.                                          83                     75

  Henderson, Nev.                     Entered consent agreement in 1999.  Recovery of
                                      perchlorate has been initiated.                                 69                     32
                                                                                                  ------                   ----
                                                                                                     559                    417
                                                                                                  ------                   ----
  Other sites                         Various stages of investigation/remediation.                   291                    243
                                                                                                  ------                   ----
    Total for all sites                                                                           $1,002                   $786
                                                                                                  ======                   ====



New Accounting Standards

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging
Activities" (FAS 133). The statement as amended requires recording all derivative instruments as assets or liabilities, measured at fair value. Kerr-McGee adopted this standard on January 1, 2001, by recording the fair value of all the foreign currency forward contracts discussed previously under Market Risks and by separating and recording the fair value of the options associated with the company's debt exchangeable for stock of Devon Energy Corporation presently owned by the company. Also, in accordance with FAS 133, the company chose to reclassify 85% of the Devon shares owned to "trading" from the "available for sale" category of investments. This reclassification will mean that 85% of the stock investment will be marked-to-market through income each month. The change in the market value of this portion of the Devon stock should essentially offset the change in the value of the options associated with the exchangeable debt.
     The following table summarizes the effect of the initial FAS 133 application on January 1, 2001. None of the changes are reflected in the 2000 financial statements.

                                                                                     Increase (Decrease)
                                                                      ---------------------------------------------------
(Millions of dollars)                                                 Assets     Liabilities     Equity(1)     Net Income
---------------------                                                 ------     -----------     ---------     ----------
Foreign currency forward contracts                                       $ 9             $11        $  (3)           $  1
Designate 85% of Devon stock as trading                                   --              --         (118)            118
Separate the options from the debt and record at fair value               (6)             15           --             (21)
                                                                         ---             ---        -----            ----
                                                                         $ 3             $26        $(121)           $ 98
                                                                         ===             ===        =====            ====


(1) All of these equity changes will be reflected in Other Comprehensive Income in the 2001 Consolidated Statement of Comprehensive Income and Stockholders' Equity. The effects of the changes flowing through net income are not reflected in the equity changes above.

     In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 140). This statement revises the methods of accounting for securitizations and other transfers of financial assets occurring after March 31, 2001, and requires certain additional disclosure for years ending after December 15, 2000. The company's first asset securitization occurred in December 2000 and is discussed in the Liquidity section of this discussion and in Notes 1 and 8. Kerr-McGee believes the application of FAS 140 will have no significant effect on the accounting for the current securitization program. The disclosures required by FAS 140 are included in Notes 1 and 8.

Cautionary Statement Concerning Forward-Looking Statements

     This Financial Review contains forward-looking statements regarding the company's or management's intentions, beliefs or expectations within the meaning of the Securities Litigation Reform Act. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, drilling risks, the market value of Kerr-McGee's products, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's businesses supply raw materials, general economic conditions, and other factors and risks discussed in the company's SEC filings. Actual results and developments may differ materially from those expressed or implied in this Financial Review.

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

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Kerr-McGee Corporation:

     We have audited the accompanying consolidated balance sheet of Kerr-McGee Corporation (a Delaware corporation) and subsidiary companies as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income and stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1998 financial statements of Oryx Energy Company, which was merged into the company during 1999 in a transaction accounted for as a pooling of interests, as discussed in Note 1. Such statements are included in the consolidated financial statements of Kerr-McGee Corporation and reflect 37 percent of consolidated total revenues in 1998, after restatement to reflect certain adjustments necessary to conform accounting policies and presentation. The financial statements of Oryx Energy Company prior to those adjustments were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Oryx Energy Company, is based solely on the report of the other auditors.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Kerr-McGee Corporation and subsidiary companies as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Oklahoma City, Oklahoma,
  February  23, 2001                          ARTHUR ANDERSEN LLP


Report of Independent Accountants
To the Shareholders and Board of Directors,
Oryx Energy Company:

     In our opinion, the accompanying consolidated balance sheet of Oryx Energy Company and its Subsidiaries and the related consolidated statements of income, cash flows and changes in shareholders' equity (not presented separately herein) present fairly, in all material respects, the consolidated financial position of Oryx Energy Company and its Subsidiaries as of December 31, 1998 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Dallas,   Texas
February  26,  1999


Consolidated Statement of Income

(Millions of dollars, except per-share amounts)                2000       1999       1998
-----------------------------------------------              ------     ------     ------
Sales                                                        $4,121     $2,743     $2,254
                                                             ------     ------     ------
Costs and Expenses
  Costs and operating expenses                                1,269      1,025      1,047
  Selling, general and administrative expenses                  395        316        338
  Depreciation and depletion                                    684        607        561
  Asset impairment                                               --         --        446
  Exploration, including dry holes and
    amortization of undeveloped leases                          170        140        215
  Taxes, other than income taxes                                122         85         53
  Purchased in-process research and development                  32         --         --
  Merger costs                                                   --        163         --
  Interest and debt expense                                     208        190        157
                                                             ------     ------     ------
    Total Costs and Expenses                                  2,880      2,526      2,817
                                                             ------     ------     ------
                                                              1,241        217       (563)
Other Income                                                     58         40         43
                                                             ------     ------     ------
Income (Loss) from Continuing Operations before
  Income Taxes and Change in Accounting Principle             1,299        257       (520)
Taxes on Income                                                (457)      (111)       175
                                                             ------     ------     ------
Income (Loss) from Continuing Operations before Change
  in Accounting Principle                                       842        146       (345)
Income from Discontinued Operations, net of taxes of $156        --         --        277
                                                             ------     ------     ------
Income (Loss) before Change in Accounting Principle             842        146        (68)
Cumulative Effect of Change in Accounting Principle,
  net of taxes of $2                                             --         (4)        --
                                                             ------     ------     ------
Net Income (Loss)                                            $  842     $  142     $  (68)
                                                             ======     ======     ======
Net Income (Loss) per Common Share
  Basic -
    Continuing operations                                    $ 9.01     $ 1.69     $(3.98)
    Discontinued operations                                      --         --       3.20
    Cumulative effect of accounting change                       --       (.05)        --
                                                             ------     ------     ------
      Net income (loss)                                      $ 9.01     $ 1.64     $ (.78)
                                                             ======     ======     ======
  Diluted -
    Continuing operations                                    $ 8.37     $ 1.69     $(3.98)
    Discontinued operations                                      --         --       3.20
    Cumulative effect of accounting change                       --       (.05)        --
                                                             ------     ------     ------
      Net income (loss)                                      $ 8.37     $ 1.64     $ (.78)
                                                             ======     ======     ======

The  accompanying  notes  are an  integral  part of this  statement.

Consolidated Statement of Comprehensive Income and Stockholders' Equity

                                                                            Accumulated
                                                   Capital in                     Other                   Deferred           Total
                           Comprehensive   Common   Excess of   Retained   Comprehensive   Treasury   Compensation   Stockholders'
(Millions of dollars)      Income (Loss)    Stock   Par Value   Earnings   Income (Loss)      Stock      and Other          Equity
---------------------      -------------   ------  ----------   --------   -------------   --------   ------------   -------------
Balance December 31, 1997                    $ 93      $1,274      $ 731            $(29)     $(363)         $(148)         $1,558
  Net loss                          $(68)      --          --        (68)             --         --             --             (68)
  Foreign currency trans-
    lation adjustment                 (5)      --          --         --              (5)        --             --              (5)
  Minimum pension
    liability adjustment              (2)      --          --         --              (2)        --             --              (2)
  Shares issued                       --       --           8         --              --         --             --               8
  Shares acquired                     --       --          --         --              --        (25)            --             (25)
  Dividends declared
    ($1.80 per share)                 --       --          --        (86)             --         --             --             (86)
  Effect of equity
    affiliate's merger                --       --          --        (51)             --         --             --             (51)
  Other                               --       --          --          1              --         --             16              17
                                    ----     ----      ------      -----            ----      -----          -----          ------
    Total                           $(75)
                                    ====
Balance December 31, 1998                      93       1,282        527             (36)      (388)          (132)          1,346
  Net income                        $142       --          --        142              --         --             --             142
  Unrealized gains on
    securities, net of
    $42 income tax                    79       --          --         --              79         --             --              79
  Foreign currency trans-
    lation adjustment                (23)      --          --         --             (23)        --             --             (23)
  Minimum pension
    liability adjustment              25       --          --         --              25         --             --              25
  Shares issued                       --       --           2         --              --         --             --               2
  Dividends declared
    ($1.80 per share)                 --       --          --       (156)             --         --             --            (156)
  Effect of equity
    affiliate's merger                --       --          --         63              --         --             --              63
  Other                               --       --          --         --              --         --             14              14
                                    ----     ----      ------      -----            ----      -----          -----          ------
    Total                           $223
                                    ====
Balance December 31, 1999                      93       1,284        576              45       (388)          (118)          1,492
  Net income                        $842       --          --        842              --         --             --             842
  Unrealized gains on
    securities, net of
    $32 income tax                    60       --          --         --              60         --             --              60
  Foreign currency trans-
    lation adjustment                  3       --          --         --               3         --             --               3
  Minimum pension
    liability adjustment               5       --          --         --               5         --             --               5
  Shares issued                       --        8         375         --              --         --             --             383
  Dividends declared
    ($1.80 per share)                 --       --          --       (170)             --         --             --            (170)
  Other                               --       --           1        (15)             --          5             27              18
                                    ----     ----      ------     ------            ----      -----          ------         ------
    Total                           $910
                                    ====
Balance December 31, 2000                    $101      $1,660     $1,233            $113      $(383)         $ (91)         $2,633
                                             ====      ======     ======            ====      =====          =====          ======

The accompanying notes are an integral part of this statement.


Consolidated Balance Sheet

(Millions of dollars)                                       2000          1999
---------------------                                     ------        ------
ASSETS

Current Assets
  Cash                                                    $  144        $  267
  Accounts receivable, net of allowance for doubtful
    accounts of $11 in 2000 and $8 in 1999                   667           501
  Inventories                                                391           281
  Deposits, prepaid expenses and other                       113           112
                                                          ------        ------
      Total Current Assets                                 1,315         1,161
Investments
  Equity affiliates                                           41            59
  Other assets                                               729           467
Property, Plant and Equipment - Net                        5,383         4,085
Deferred Charges                                             198           127
                                                          ------        ------
         Total Assets                                     $7,666        $5,899
                                                          ======        ======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable                                        $  638        $  404
  Short-term borrowings                                        6             9
  Long-term debt due within one year                         175            20
  Taxes on income                                            190            70
  Taxes, other than income taxes                              25            40
  Accrued liabilities                                        315           297
                                                          ------        ------
         Total Current Liabilities                         1,349           840
                                                          ------        ------

Long-Term Debt                                             2,244         2,496
                                                          ------        ------
Deferred Credits and Reserves
  Income taxes                                               704           401
  Other                                                      736           670
                                                          ------        ------
         Total Deferred Credits and Reserves               1,440         1,071
                                                          ------        ------

Stockholders' Equity
  Common stock, par value $1.00 -
    300,000,000 shares authorized,
    101,417,309 shares issued in 2000
    and 93,494,186 shares issued in 1999                     101            93
  Capital in excess of par value                           1,660         1,284
  Preferred stock purchase rights                              1             1
  Retained earnings                                        1,233           576
  Accumulated other comprehensive income                     113            45
  Common stock in treasury, at cost -
    6,932,790 shares in 2000 and
    7,010,790 shares in 1999                                (383)         (388)
  Deferred compensation                                      (92)         (119)
                                                          ------        ------
         Total Stockholders' Equity                        2,633         1,492
                                                          ------        ------
           Total Liabilities and Stockholders' Equity     $7,666        $5,899
                                                          ======        ======

The "successful efforts" method of accounting for oil and gas exploration and production activities has been followed in preparing this balance sheet.
The accompanying  notes  are an  integral  part of this  balance  sheet.

Consolidated Statement of Cash Flows

(Millions of dollars)                                                 2000       1999       1998
---------------------                                              -------     ------      -----
Cash Flow from Operating Activities
  Net income (loss)                                                $   842     $  142      $ (68)
  Adjustments to reconcile to net cash
    provided by operating activities -
      Depreciation, depletion and amortization                         732        648        615
      Deferred income taxes                                             18         --        (98)
      Dry hole cost                                                     54         43        100
      Merger and transition costs                                       --        131         --
      Asset impairment                                                  --         --        446
      Provision for environmental remediation and
        restoration of inactive sites                                   90         --         41
      Gain on sale of coal operations, net of income taxes              --         --       (257)
      Gain on asset retirements and sales                               (6)        (3)        (7)
      Purchased in-process research and development                     32         --         --
      Noncash items affecting net income                                45         67         13
      Changes in current assets and liabilities and other,
        net of effects of operations acquired and sold -
          (Increase) decrease in accounts receivable                   (55)       (56)       164
          Increase in inventories                                      (46)       (34)       (54)
          (Increase) decrease in deposits and prepaids                   3         10        (92)
          Increase (decrease) in accounts payable and
            accrued liabilities                                         60       (198)      (103)
          Increase (decrease) in taxes payable                         137         92       (165)
          Other                                                       (135)      (129)      (150)
                                                                    ------     ------      -----
            Net cash provided by operating activities                1,771        713        385
                                                                    ------     ------      -----
Cash Flow from Investing Activities
  Capital expenditures                                                (774)      (543)      (981)
  Cash dry hole cost                                                   (53)       (33)       (92)
  Acquisitions                                                      (1,018)       (78)      (518)
  Purchase of long-term investments                                    (56)       (39)        (3)
  Proceeds from sale of long-term investments                           35         27         12
  Proceeds from sale of discontinued operations                         --         --        599
  Proceeds from sale of other assets                                    42          4        161
                                                                   -------     ------      -----
            Net cash used in investing activities                   (1,824)      (662)      (822)
                                                                   -------     ------      -----
Cash Flow from Financing Activities
  Issuance of long-term debt                                           677      1,084        563
  Issuance of common stock                                             383          4          6
  Increase (decrease) in short-term borrowings                          (3)       (27)        11
  Repayment of long-term debt                                         (966)      (782)       (93)
  Dividends paid                                                      (166)      (138)       (86)
  Lease buyout                                                          --        (41)        --
  Treasury stock purchased                                              --         --        (25)
                                                                   -------     ------      -----
            Net cash provided by (used in) financing activities        (75)       100        376
                                                                   -------     ------      -----
Effects of Exchange Rate Changes on Cash and Cash  Equivalents           5         (5)       (10)
                                                                   -------     ------      -----
Net Increase (Decrease) in Cash and Cash  Equivalents                 (123)       146        (71)
Cash and Cash Equivalents at Beginning of Year                         267        121        192
                                                                   -------     ------      -----
Cash and Cash Equivalents at End of Year                           $   144     $  267      $ 121
                                                                   =======     ======      =====

The  accompanying  notes  are an  integral  part of this statement.


Notes to Financial Statements

1.   The Company and Significant Accounting Policies

     Kerr-McGee is an energy and chemical company with worldwide operations. It explores for, develops, produces and markets crude oil and natural gas, and its chemical operations primarily produce and market titanium dioxide pigment. The exploration and production unit produces and explores for oil and gas in the United States, the United Kingdom sector of the North Sea, Indonesia, China, Kazakhstan and Ecuador. Exploration efforts also extend to Australia, Benin, Brazil, Gabon, Morroco, Canada, Thailand, Yemen and the Danish sector of the North Sea. The chemical unit has operations in the United States, Australia, Germany, Belgium and the Netherlands.
     On February 26, 1999, the merger between Kerr-McGee and Oryx Energy Company
(Oryx) was completed. Oryx was a worldwide independent oil and gas exploration and production company. Under the merger agreement, each outstanding share of Oryx common stock was effectively converted into the right to receive 0.369 shares of newly issued Kerr-McGee common stock. The merger qualified as a tax-free exchange to Oryx's shareholders and has been accounted for as a pooling of interests. In the aggregate, Kerr-McGee issued approximately 39 million shares of Kerr-McGee common stock. Kerr-McGee's consolidated financial statements have been restated for periods prior to the merger to include the operations of Oryx, adjusted to conform to Kerr-McGee's accounting policies and presentation.

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

Foreign Currencies
     The U.S. dollar is considered the functional currency for each of the company's international operations, except for its European chemical operations. Foreign currency transaction gains or losses are recognized in the period incurred. The company recorded net foreign currency transaction gains of $30 million and $11 million in 2000 and 1999, respectively. The net foreign currency transaction losses in 1998 were immaterial.
     The euro is the functional currency for the European chemical operations. Translation adjustments resulting from translating the functional currency financial statements into U.S. dollar equivalents are reported separately in Accumulated Other Comprehensive Income (Loss) in the Consolidated Statement of Comprehensive Income and Stockholders' Equity.

Cash  Equivalents
     The company considers all investments with a maturity of three months or less to be cash equivalents. Cash equivalents totaling $39 million in 2000 and $156 million in 1999 were comprised of time deposits, certificates of deposit and U.S. government securities.

Receivable Sales
     Under a credit-insurance-backed asset securitization program, Kerr-McGee sells selected pigment customers' accounts receivable to a special-purpose entity (SPE). The company does not own any of the SPE's common stock. When the receivables are sold, Kerr-McGee retains interests in the securitized receivables for servicing and in preference stock of the SPE. The interest in the preference stock is essentially a deposit to provide further credit enhancement to the securitization program, if needed, but otherwise recoverable by the company at the end of the program. The recorded value of the preference stock is adjusted with each sale and is equal to its fair value. The servicing fee is estimated by management to be adequate compensation and is equal to what would otherwise be charged by an outside servicing agent. The company records the loss associated with the receivable sales by comparing cash received and fair value of the retained interests to the carrying amount of the receivables sold. The estimate of fair value of the retained interests is based on the present value of future cash flows discounted at rates estimated by management to be commensurate with the risks.

Inventories
     The costs of the company's product inventories are determined by the first-in, first-out (FIFO) method. Inventory carrying values include material costs, labor and the associated indirect manufacturing expenses. Materials and supplies are valued at average cost.

Property, Plant and Equipment
     Exploration and Production - Exploration expenses, including geological and geophysical costs, rentals and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized by field using the unit-of-production method as the oil and gas are produced.
     Undeveloped acreage costs are capitalized and amortized at rates that provide full amortization on abandonment of unproductive leases. Costs of abandoned leases are charged to the accumulated amortization accounts, and costs of productive leases are transferred to the developed property accounts.
     Other - Property, plant and equipment is stated at cost less reserves for depreciation, depletion and amortization. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized. Costs of nonproducing mineral acreage surrendered or otherwise disposed of are charged to expense at the time of disposition.
     Depreciation and Depletion - Property, plant and equipment is depreciated or depleted over its estimated life by the unit-of-production or the straight-line method. Capitalized exploratory drilling and development costs are amortized using the unit-of-production method based on total estimated proved developed oil and gas reserves. Amortization of producing leasehold, platform costs and acquisition costs of proved properties is based on the unit-of-production method using total estimated proved reserves. In arriving at rates under the unit-of-production method, the quantities of recoverable oil, gas and other minerals are established based on estimates made by the company's geologists and engineers.
     Retirements and Sales - The costs and related depreciation, depletion and amortization reserves are removed from the respective accounts upon retirement or sale of property, plant and equipment. The resulting gain or loss is included in other income.
     Interest Capitalized - The company capitalizes interest costs on major projects that require a considerable length of time to complete. Interest capitalized in 2000, 1999 and 1998 was $5 million, $9 million and $28 million, respectively.

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

Revenue Recognition
     Except for natural gas sales and most crude oil, revenue is recognized when title passes to the customer. Natural gas revenues and gas-balancing arrangements with partners in natural gas wells are recognized when the gas is produced and delivered using the entitlements method of accounting and are based on the company's net working interests. At December 31, 2000 and 1999, both the quantity and dollar amount of gas balancing arrangements were immaterial. Crude oil sales are recognized when produced and delivered using the entitlements method if a contract exists for the sale of the production.

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

Employee Stock Option Plan
     The company accounts for its employee stock option plans using the intrinsic value method in accordance with Accounting Principles Board Opinion
(APB) No. 25, "Accounting for Stock Issued to Employees."

Futures,  Forward and Option
     Contracts The company hedges a portion of its monetary assets, liabilities and commitments denominated in foreign currencies. Periodically, the company purchases foreign currency forward contracts to provide funds for operating and capital expenditure requirements that will be denominated in foreign currencies and sells foreign currency forward contracts to convert receivables that will be paid in foreign currencies to U.S. dollars. Because these contracts qualify as hedges and correlate to currency movements, any gain or loss resulting from market changes is offset by gains or losses on the hedged receivable, capital item or operating cost.
     In some prior years the company has from time to time entered into arrangements to hedge the impact of price fluctuations on anticipated crude oil and natural gas sales. Gains or losses on such hedging activities are recognized in oil and gas revenues in the period in which the hedged production is sold.
     In some prior years the company has periodically entered into interest rate hedging agreements to alter the floating rate portion of its underlying debt portfolio. Advance proceeds received under the agreements are included in deferred credits and are amortized as offsets to interest and debt expense over the relevant periods. The differentials paid or received during the terms of such agreements are accrued as interest rates change and are recorded as adjustments to interest and debt expense.

Shipping and Handling Fees and Costs
     During 2000, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," stating that all amounts billed to a customer in a sales transaction related to shipping and handling, if any, represent revenues earned and should be reported as revenue, and that the costs incurred by the seller for shipping and handling should be reported as an expense. During the fourth quarter of 2000, the company adopted the requirements of this EITF issue and reclassified certain prior-period amounts to conform with the current presentation. Previously the company had reported certain shipping and handling costs as a reduction of revenue, and certain other costs billed to customers were reported as a reduction in operating expenses. The company has classified all costs incurred for shipping and handling as selling, general and administrative expenses in the Consolidated Statement of Income. These costs totaled $97 million in 2000, $78 million in 1999 and $61 million in 1998.

2.   Cash Flow Information

     Net cash provided by operating activities reflects cash payments for income taxes and interest as follows:

(Millions of dollars)                                2000     1999     1998
---------------------                                ----     ----     ----
Income tax payments                                  $338     $111     $151
Less refunds received                                 (34)     (85)     (40)
                                                     ----     ----     ----
Net income tax payments                              $304     $ 26     $111
                                                     ====     ====     ====

Interest payments                                    $193     $191     $180
                                                     ====     ====     ====

     Noncash   investing   and  financing   activities   not  reflected  in  the
Consolidated Statement of Cash Flows are as follows:


(Millions of dollars)                                2000     1999     1998
---------------------                                ----     ----     ----
Accrued capital expenditures                         $ 96     $ 28     $ 43
Dividends declared but not paid                         4       17       --
Issuance of restricted stock from treasury              5       --       --
Decrease in deferred compensation
  associated with the ESOP                             13       14       10
Increase (decrease) in equity affiliate
  carrying value                                       --       98      (87)
Increase in fair value of the stock
  owned in an investee                                280      118       --
Increase (decrease) in fair value of debt
  exchangeable into stock of an investee              187       (3)      --

3.   Inventories

     Major categories of inventories at year-end 2000 and 1999 are:

(Millions of dollars)                                2000     1999
---------------------                                ----     ----
Chemicals and other products                         $259     $212
Materials and supplies                                129       67
Crude oil and natural gas liquids                       3        2
                                                     ----     ----
  Total                                              $391     $281
                                                     ====     ====


4.   Investments - Equity Affiliates

     At December 31, 2000 and 1999, investments in equity affiliates are as follows:

(Millions of dollars)                                2000     1999
---------------------                                ----     ----
Javelina Company                                      $25      $27
National Titanium Dioxide Company Limited              --       18
Other                                                  16       14
                                                      ---      ---
         Total                                        $41      $59
                                                      ===      ===

     In October 2000, the company sold its 25% equity interest in the National Titanium Dioxide Company Limited, a Saudi Arabian pigment operation. The gain on this sale was $8 million, net of $5 million for income taxes, and is included in Other Income in the Consolidated Statement of Income.
     Javelina Company represents the company's investment of 40% in a non-exploration and production partnership.
     Following are financial summaries of the company's equity affiliates. Due to immateriality, investments shown as Other in the preceding table have been excluded from the information below.

(Millions of dollars)                                2000     1999     1998
---------------------                                ----     ----     ----
Results of operations -
  Net sales(1)                                       $213     $256     $593
  Net income (loss)(2)                                 47       33      (41)
Financial position -
  Current assets                                       45      125
  Property, plant and equipment - net                 113      234
  Total assets                                        158      361
  Current liabilities                                  21       91
  Total liabilities                                    21      144
  Stockholders' equity                                137      217

(1) Includes net sales to the company of $2 million for 1998. There were no net sales to the company in 2000 or 1999.
(2) The 1998 loss includes a full-cost write-down recorded by Devon Energy Corporation, a former equity affiliate. The company's proportionate share of the write-down was $27 million.

5.   Investments - Other Assets

     Investments in other assets consist of the following at December 31, 2000 and 1999:

(Millions of dollars)                                2000     1999
---------------------                                ----     ----
Devon Energy Corporation common stock(1)             $607     $327
Long-term receivables, net of $9 allowance
  for doubtful notes in both 2000 and 1999            107      110
U.S. government obligations                             4       11
Net deferred tax asset                                 --       12
Other                                                  11        7
                                                     ----     ----
         Total                                       $729     $467
                                                     ====     ====

(1) See Note 17.

6.   Property, Plant and Equipment

Fixed assets and related reserves at December 31, 2000 and 1999, are as follows:

                                                     Reserves for
                                                   Depreciation and
                                 Gross Property       Depletion         Net Property
                               ----------------   -----------------   ---------------
(Millions of dollars)             2000     1999      2000     1999      2000     1999
---------------------          -------  -------    ------   ------    ------   ------
Exploration and production     $10,894  $ 9,689    $6,581   $6,245    $4,313   $3,444
Chemicals                        1,736    1,224       721      640     1,015      584
Other                              140      136        85       79        55       57
                               -------  -------    ------   ------    ------   ------
  Total                        $12,770  $11,049    $7,387   $6,964    $5,383   $4,085
                               =======  =======    ======   ======    ======   ======

7.   Deferred Charges

Deferred charges are as follows at year-end 2000 and 1999:

(Millions of dollars)                                2000     1999
---------------------                                ----     ----
Pension plan prepayments                             $132     $ 79
Unamortized debt issue costs                           27       18
Nonqualified benefit plans deposits                    23       --
Amounts pending recovery from third parties             7       10
Intangible assets - pension plan                       --        6
Other                                                   9       14
                                                     ----     ----
  Total                                              $198     $127
                                                     ====     ====

     Effective January 1, 1999, the company began expensing the costs of start-up activities in accordance with Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities." Unamortized start-up costs totaling $6 million at the end of 1998 were recognized in 1999 as the cumulative effect of a change in accounting principle ($4 million after taxes).

8.   Asset Securitization

     In December 2000, the company began an accounts receivable monetization for its pigment business through the sale of selected accounts receivable in a credit-insurance-backed asset securitization program. The company retained servicing responsibilities and subordinated interests and will receive a servicing fee of 1.07% of the receivables sold for the period of time outstanding, generally 60 to 120 days. No recourse obligations were recorded since the company has very limited obligations for any recourse actions on the sold receivables. The collection of the receivables is insured, and only receivables that qualify for credit insurance can be sold. A portion of the insurance is reinsured by the company's captive insurance company; however, the company believes that the risk of insurance loss is very low since its bad debt experience has historically been insignificant. The company also received preference stock in the special-purpose entity equal to 3.5% of the receivables sold. This preference stock is essentially a retained deposit to provide further credit enhancements, if needed.
     At the initiation of the monetization program, the company sold receivables with a value of $115 million and recognized a pretax loss on the sale of $2 million. The loss was equal to the difference in the book value of the receivables sold and the total of cash and the fair value of the deposit retained by the special-purpose entity. Additional receivables will be sold net of collections during each month. During 2000, the company sold $160 million of its pigment receivables resulting in pretax losses of $3 million. At year-end 2000, the outstanding balance on receivables sold totaled $113 million. No credit losses or delinquencies occurred on the sold receivables in 2000.

9.   Acquisitions
     In January 2000, the company completed the acquisition of Repsol S.A.'s upstream United Kingdom North Sea operations for $555 million. During the second quarter of 2000, the company finalized the agreements with Kemira Oyj of Finland to purchase its titanium dioxide pigment operations in Savannah, Georgia, and Botlek, Netherlands, for $403 million. The acquisitions were accounted for using the purchase method of accounting for business combinations. The results of operations from the purchased Repsol assets have been reported in the company's income statement beginning January 1, 2000. The Savannah and Botlek pigment operating results have been included in the company's income statements beginning April 1 and May 1, 2000, respectively. The following table provides selected pro-forma unaudited information as if the operations had been combined as of January 1, 1999.

(Millions of dollars) (Unaudited)                    2000     1999
---------------------------------                  ------   ------
Sales                                              $4,211   $3,215
                                                   ======   ======
Net Income                                         $  837   $  183
                                                   ======   ======
Net Income per Common Share
  Basic -
    Income before accounting change                $ 8.97   $ 2.17
    Cumulative effect of accounting change             --     (.05)
                                                   ------   ------
      Net income                                   $ 8.97   $ 2.12
                                                   ======   ======
  Diluted -
    Income before accounting change                $ 8.32   $ 2.17
    Cumulative effect of accounting change             --     (.05)
                                                   ------   ------
      Net income                                   $ 8.32   $ 2.12
                                                   ======   ======


10.  Accrued Liabilities

     Accrued liabilities at year-end 2000 and 1999 are as follows:

(Millions of dollars)                                2000     1999
---------------------                                ----     ----
Interest payable                                     $ 81     $ 72
Employee-related costs and benefits                    75       66
Current environmental reserves                         69       70
Royalties payable                                      28       22
Litigation reserves                                    20       18
Drilling and operating costs                           15       15
Merger reserve(1)                                      10       20
Other                                                  17       14
                                                     ----     ----
  Total                                              $315     $297
                                                     ====     ====

(1) See Note 18.


11.  Debt

Lines  of Credit and  Short-Term  Borrowings
     At year-end 2000, the company had available unused bank lines of credit and revolving credit facilities of $1.582 billion. Of this amount, $885 million and $450 million could be used to support commercial paper borrowing arrangements of Kerr-McGee Credit LLC and Kerr-McGee Oil (U.K.) PLC, respectively.
     The company has arrangements to maintain compensating balances with certain banks that provide credit. At year-end 2000, the aggregate amount of such compensating balances was immaterial, and the company was not legally restricted from withdrawing all or a portion of such balances at any time during the year.
     Short-term borrowings at year-end 2000 and 1999 consisted of notes payable totaling $6 million (4.94% average interest rate) and $9 million (4.88% average interest rate), respectively. The notes are denominated in a foreign currency and represent approximately 6 million euros and 9 million euros in 2000 and 1999, respectively.

Long-Term Debt
     The company's policy is to classify certain borrowings under revolving credit facilities and commercial paper as long-term debt since the company has the ability under certain revolving credit agreements and the intent to maintain these obligations for longer than one year. At year-end 2000 and 1999, debt totaling $71 million and $793 million, respectively, was classified as long-term consistent with this policy.
     Long-term debt consisted of the following at year-end 2000 and 1999:


(Millions of dollars)                                                                 2000     1999
---------------------                                                               ------   ------
Debentures -
  7-1/2% Convertible subordinated debentures, $10 due annually May 15, 2001
    through 2013 and $50 due May 15, 2014                                           $  180   $  190
  7.125% Debentures due October 15, 2027 (7.01% effective rate)                        150      150
  7% Debentures due November 1, 2011, net of unamortized debt discount of
    $99 in 2000 and $103 in 1999 (14.25% effective rate)                               151      147
  5-1/4% Convertible subordinated debentures due February 15, 2010                     600       --
Notes payable -
  5-1/2% Exchangeable notes due August 2, 2004                                         514      327
  10% Notes due April 1, 2001                                                          150      150
  6.625% Notes due October 15, 2007                                                    150      150
  8.375% Notes due July 15, 2004                                                       150      150
  8.125% Notes due October 15, 2005                                                    150      150
  8% Notes due October 15, 2003                                                        100      100
  Variable interest rate revolving credit agreements with banks                         --       85
  Variable interest rate notes                                                          --      150
  Medium-Term Notes (9.29% average effective interest rate at December 31, 2000),
    $11 due January 2, 2002 and $2 due February 1, 2002                                 13       13
Commercial paper (7.39% average effective interest rate at December 31, 2000)           50      612
Euro Commercial paper (7.06% average effective interest rate at December 31, 2000)      21       96
Guaranteed Debt of Employee Stock Ownership Plan 9.61% Notes due in installments
  through January 2, 2005                                                               33       43
Other                                                                                    7        3
                                                                                    ------   ------
                                                                                     2,419    2,516
Long-term debt due within one year                                                    (175)     (20)
                                                                                    ------   ------
    Total                                                                           $2,244   $2,496
                                                                                    ======   ======

     Maturities of long-term debt due after December 31, 2000, are $175 million in 2001, $107 million in 2002, $116 million in 2003, $678 million in 2004, $162 million in 2005 and $1.181 billion thereafter.
     Certain of the company's long-term debt agreements contain restrictive covenants, including a minimum tangible net worth requirement and a maximum total debt to total capitalization ratio. At December 31, 2000, the company was in compliance with its debt covenants.
     Additional information regarding the major changes in debt during the periods and unused commitments for financing is included in Management's Discussion and Analysis.

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

(Millions of dollars)                                2000     1999     1998
---------------------                              ------     ----    -----
United States                                      $  562    $ (30)   $(345)
International                                         737      287     (175)
                                                   ------    -----    -----
  Total                                            $1,299    $ 257    $(520)
                                                   ======    =====    =====

     The corporate income tax rate in Australia decreased to 30% from 34% for the year 2001, and decreased to 34% from 36% for the year 2000. Effective January 1, 2001, the German corporate income tax rate decreased to 25% from 30%. The deferred income tax asset and liability balances were adjusted to reflect these revised rates, causing a net increase in the 2000 international deferred provision for income taxes of $2 million.
     The corporate tax rate in the United Kingdom decreased to 30% from 31% effective April 1, 1999. The deferred income tax liability balance was adjusted to reflect the revised rate, which decreased the international deferred provision for income taxes by $10 million in 1998.
     The 2000, 1999 and 1998 taxes on income from continuing operations are summarized below:

(Millions of dollars)                                2000     1999     1998
---------------------                                ----     ----     ----
U.S. Federal -
  Current                                            $105     $(38)   $(159)
  Deferred                                             82       38       20
                                                     ----     ----    -----
                                                      187       --     (139)
                                                     ----     ----    -----
International -
  Current                                             286      147       18
  Deferred                                            (18)     (37)     (55)
                                                     ----     ----    -----
                                                      268      110      (37)
                                                     ----     ----    -----

State                                                   2        1        1
                                                     ----     ----    -----
    Total                                            $457     $111    $(175)
                                                     ====     ====    =====

     At December 31, 2000, the company had foreign operating loss carryforwards totaling $49 million - $7 million that expire in 2001, $8 million that expire in 2003, $11 million that expire in 2004 and $23 million that have no expiration date. Realization of these operating loss carryforwards is dependent on generating sufficient taxable income.
     The net deferred tax asset, classified as Investments - Other assets in the Consolidated Balance Sheet, represents the net deferred taxes in certain foreign jurisdictions. The deferred tax asset changed to a liability in 2000 as a result of income in the foreign jurisdictions and the tax rate reductions in Australia. Deferred tax liabilities and assets at December 31, 2000 and 1999, are composed of the following:

(Millions of dollars)                                2000     1999
---------------------                                ----     ----
Net deferred tax liabilities -
  Accelerated depreciation                           $858     $564
  Exploration and development                          31       34
  Undistributed earnings of foreign subsidiaries       28       28
  Postretirement benefits                             (89)     (86)
  AMTcredit carryforward                              (18)     (60)
  Foreign operating loss carryforward                 (18)     (35)
  Dismantlement, remediation, restoration
    and other reserves                                (55)     (30)
  Other                                               (33)     (14)
                                                     ----     ----
                                                      704      401
                                                     ----     ----
Net deferred tax asset -
  Accelerated depreciation                             --        5
  Foreign operating loss carryforward                  --      (13)
  Other                                                --       (4)
                                                     ----     ----
                                                       --      (12)
                                                     ----     ----
   Total                                             $704     $389
                                                     ====     ====


     In the following table, the U.S. Federal income tax rate is reconciled to the company's effective tax rates for income (loss) from continuing operations as reflected in the Consolidated Statement of Income.

                                                     2000     1999     1998
                                                     ----     ----     ----
U.S. statutory rate                                  35.0%    35.0%   (35.0)%
  Increases (decreases) resulting from -
    Taxation of foreign operations                     .5      4.8      9.6
    Adjustment of prior years' accruals               (.6)      --      (.4)
    Refunds of prior years' income taxes              (.7)      --     (5.6)
    Adjustment of deferred tax balances
      due to tax rate changes                          .1       --     (2.0)
    Other - net                                        .8      3.3      (.2)
                                                     ----     ----    -----
        Total                                        35.1%    43.1%   (33.6)%
                                                     ====     ====    =====


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

13.  Taxes, Other than Income Taxes

     Taxes, other than income taxes, as shown in the Consolidated Statement of Income for the years ended December 31, 2000, 1999 and 1998, are composed of the following:

(Millions of dollars)                                2000     1999     1998
---------------------                                ----     ----     ----
Production/severance                                 $ 85      $52      $26
Payroll                                                21       19       12
Property                                               13       11       14
Other                                                   3        3        1
                                                     ----      ---      ---
  Total                                              $122      $85      $53
                                                     ====      ===      ===

14.  Deferred Credits and Reserves - Other

     Other deferred credits and reserves consist of the following at year-end 2000 and 1999:

(Millions of dollars)                                         2000     1999
---------------------                                         ----     ----
Reserves for site dismantlement,
  remediation and restoration                                 $434     $391
Postretirement benefit obligations                             185      186
Pension plan liabilities                                        43       20
Minority interest in subsidiary companies                       24       23
Other                                                           50       50
                                                              ----     ----
  Total                                                       $736     $670
                                                              ====     ====

     The company provided for environmental remediation and restoration of former plant sites, net of authorized reimbursements, during each of the years 2000, 1999 and 1998 as follows:

(Millions of dollars)                                2000     1999     1998
---------------------                                ----     ----     ----
Provision, net of authorized reimbursements          $112      $ 3      $47
Reimbursements received                                66       15       14
Reimbursements accrued                                 --       67       --

     The reimbursements, which pertain to the former facility in West Chicago, Illinois, are authorized pursuant to Title X of the Energy Policy Act of 1992 (see Note 16).

15.  Commitments

Lease Obligations
     Total lease rental expense was $36 million in 2000, $41 million in 1999 and $37 million in 1998.
     The company has various commitments under non-cancelable operating lease agreements, principally for office space, production facilities and drilling equipment. The aggregate minimum annual rentals under these leases in effect at December 31, 2000, totaled $73 million, of which $18 million is due in 2001, $9 million in 2002, $22 million in the period 2003 through 2005 and $24 million thereafter.
     During the second quarter of 2000, the company entered into a 5-year lease commitment with Kerr-McGee Nansen Business Trust. The trust was created to construct an independent spar production platform that will be used in the development of the Gulf of Mexico Nansen field in which the company has a 50% working interest. The construction of the platform is being financed by a $137 million synthetic lease credit facility between the trust and a group of financial institutions. In addition, in the third quarter of 2000, the company entered into a similar arrangement with Kerr-McGee Boomvang Trust to construct a platform to be used in the development of the Boomvang field in which the company has a 30% working interest. The construction of the platform is being financed by a $78 million synthetic lease credit facility between the trust and a group of financial institutions. After construction, the company and the trusts are committed to enter into operating leases for the use of the spar platforms. Currently, the company is obligated to make lease payments in amounts sufficient to pay interest at varying rates on both of the financings. The payments for both obligations are expected to be $10 million in 2002, $11 million in 2003, $11 million in 2004, $13 million in 2005, and $265 million thereafter. The future minimum annual rentals due under non-cancelable operating leases shown above exclude any payments related to these agreements.

Drilling Rig Commitments
     During 1999, the company entered into lease agreements to participate in the use of various drilling rigs. The exposure with respect to these commitments ranges from nil to $177 million, depending on partner participation. These agreements extend through 2004.

16.  Contingencies

West Chicago, Illinois
     In 1973, a wholly owned subsidiary, Kerr-McGee Chemical Corporation, now Kerr-McGee Chemical LLC (Chemical), closed the facility in West Chicago, Illinois, that processed thorium ores. Historical operations had resulted in low-level radioactive contamination at the facility and in the surrounding areas. In 1979, Chemical filed a plan with the Nuclear Regulatory Commission
(NRC) to decommission the facility. In 1990, the NRC transferred jurisdiction over the facility to the State of Illinois (the State). Following is the current status of various matters associated with the closed facility.
     Closed Facility - In 1994, Chemical, the City of West Chicago (the City) and the State reached agreement on the initial phase of the decommissioning plan for the closed West Chicago facility, and Chemical began shipping material from the site to a licensed permanent disposal facility.
     In February 1997, Chemical executed an agreement with the City covering the terms and conditions for completing the final phase of decommissioning work. The State has indicated approval of the agreement and has issued license amendments authorizing much of the work. Chemical expects most of the work to be completed within the next three years, leaving principally only groundwater remediation and/or monitoring for subsequent years.
     In 1992, the State enacted legislation imposing an annual storage fee equal to $2 per cubic foot of byproduct material located at the closed facility, which cannot exceed $26 million per year. Initially, all storage fee payments were reimbursed to Chemical as decommissioning costs were incurred. Chemical was fully reimbursed for all storage fees paid pursuant to this legislation. In June 1997, the legislation was amended to provide that future storage fee obligations are to be offset against decommissioning costs incurred but not yet reimbursed.
     Vicinity Areas - The United States Environmental Protection Agency (EPA) has listed four areas in the vicinity of the closed West Chicago facility on the National Priority List promulgated by EPA under authority of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA) and has designated Chemical as a potentially responsible party in these four areas. Two of the four areas presently are being studied to determine the extent of contamination and the nature of any remedy. These two areas are known as the Sewage Treatment Plant and Kress Creek. The scope of the required cleanup for these two areas has not been determined. The EPA previously issued unilateral administrative orders for the other two areas (known as the residential areas and Reed-Keppler Park), which require Chemical to conduct removal actions to excavate contaminated soils and ship the soils elsewhere for disposal. Without waiving any of its rights or defenses, Chemical is conducting the work required by the two orders. Chemical has completed the required excavation and restoration work at the park site, and will be monitoring the site pending final EPA approval.
     Judicial Proceedings - In December 1996, a lawsuit was filed against the company and Chemical in Illinois state court on behalf of a purported class of present and former West Chicago residents. The lawsuit seeks damages for alleged diminution in property values and the establishment of a medical monitoring fund to benefit those allegedly exposed to thorium wastes originating from the former facility. The case was removed to federal court. In August 2000, the court approved a settlement that resolves the litigation on a class-wide basis.
     Government Reimbursement - Pursuant to Title X of the Energy Policy Act of 1992 (Title X), the U.S. Department of Energy is obligated to reimburse Chemical for certain decommissioning and cleanup costs in recognition of the fact that much of the facility's production was dedicated to United States government contracts. Title X was amended in 1998 to increase the amount authorized for reimbursement to $140 million plus inflation adjustments. Through December 31, 2000, Chemical has been reimbursed approximately $135 million under Title X. These reimbursements are provided by congressional appropriations.

Other Matters
     The company and/or its subsidiaries are parties to a number of legal and administrative proceedings involving environmental and/or other matters pending in various courts or agencies. These include proceedings associated with facilities currently or previously owned, operated or used by the company, its subsidiaries and/or their predecessors, and include claims for personal injuries and property damages. The company's current and former operations also involve management of regulated materials and are subject to various environmental laws and regulations. These laws and regulations will obligate the company and/or its subsidiaries to clean up various sites at which petroleum and other hydrocarbons, chemicals, low-level radioactive substances and/or other materials have been disposed of or released. Some of these sites have been designated Superfund sites by EPA pursuant to CERCLA.
     The company provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable. It is not possible for the company to estimate reliably the amount and timing of all future expenditures related to environmental and legal matters and other contingencies because:
     - some sites are in the early stages of investigation, and other sites may be identified in the future;
     - cleanup requirements are difficult to predict at sites where remedial investigations have not been completed or final decisions have not been made regarding cleanup requirements, technologies or other factors that bear on cleanup costs;
     - environmental laws frequently impose joint and several liability on all potentially responsible parties, and it can be difficult to determine the number and financial condition of other potentially responsible parties and their share of responsibility for cleanup costs; and
     - environmental laws and regulations are continually changing, and court proceedings are inherently uncertain.
     As of December 31, 2000, the company has reserves totaling $216 million for cleaning up and remediating environmental sites, reflecting the reasonably estimable costs for addressing these sites. This includes $110 million for the West Chicago sites. Cumulative expenditures at all environmental sites through December 31, 2000, total $786 million. Management believes, after consultation with general counsel, that currently the company has reserved adequately for the reasonably estimable costs of contingencies. However, additions to the reserves may be required as additional information is obtained that enables the company to better estimate its liabilities, including liabilities at sites now under review, though the company cannot now reliably estimate the amount of future additions to the reserves.

17.  Financial Instruments and Hedging  Activities

Investments in Certain Debt and Equity Securities
     The company has certain investments that are considered to be available for sale. The company also has debt that is exchangeable into equity securities of an investee that are considered available for sale. These financial instruments are carried in the Consolidated Balance Sheet at fair value, which is based on quoted market prices. The company had no securities classified as held to maturity or trading at December 31, 2000 and 1999. At December 31, 2000 and 1999, available-for-sale securities for which fair value can be determined are as follows:

                                                2000                             1999
                                   ----------------------------        -----------------------------
                                                          Gross                                Gross
                                                     Unrealized                           Unrealized
                                    Fair                Holding         Fair                 Holding
(Millions of dollars)              Value    Cost    Gain (Loss)        Value    Cost    Gains (Loss)
---------------------              -----    ----    -----------        -----    ----    ------------
Equity securities                   $607    $209          $ 398         $327    $209            $118
U.S. government obligations -
  Maturing within one year             2       2             --            5       5              --
  Maturing between one year
    and four years                     4       4             --           11      11              --
Exchangeable debt                    514     330           (184)         327     330               3
                                                           ----                                 ----
      Total                                                $214                                 $121
                                                           ====                                 ====

     The equity securities represent the company's investment in Devon Energy Corporation common stock. The securities are carried in the Consolidated Balance Sheet as Investments - Other assets. U.S. government obligations are carried as Current Assets or as Investments - Other assets, depending on their maturities. The exchangeable debt represents 5-1/2% notes exchangeable into common stock
(DECS) of Devon held by the company. The notes are due August 2, 2004, and holders of the notes will receive between .84746 and one common share of Devon per DECS, depending on the average trading price of Devon's common stock at that time, or the cash equivalent of such common stock. The DECS are carried at exchange value in the Consolidated Balance Sheet as Long-Term Debt (see Note
11).
     The change in unrealized holding gains, net of income taxes, as shown in accumulated other comprehensive income for the years ended December 31, 2000, 1999 and 1998, is as follows:

(Millions of dollars)                                2000     1999     1998
---------------------                                ----     ----     ----
Beginning balance -                                  $ 79      $--      $--
  Net unrealized holding gain                          60       79       --
                                                     ----      ---      ---
Ending balance                                       $139      $79      $--
                                                     ====      ===      ===

Financial Instruments for Other than Trading Purposes
     In addition to the financial instruments previously discussed, the company holds or issues financial instruments for other than trading purposes. At December 31, 2000 and 1999, the carrying amount and estimated fair value of these instruments for which fair value can be determined are as follows:

                                                   2000                1999
                                            ----------------    ----------------
                                            Carrying    Fair    Carrying    Fair
(Millions of dollars)                         Amount   Value      Amount   Value
---------------------                       --------   -----    --------   -----
Cash and cash equivalents                     $  144  $  144      $  267  $  267
Long-term notes receivable                        67     146          26      23
Long-term receivables                             33      28          72      60
Contracts to sell foreign currencies              --      (1)         --      --
Contracts to purchase foreign currencies          --      (2)         --       2
Short-term borrowings                              6       6           9       9
Long-term debt, excluding DECS                 1,905   2,115       2,189   2,228

     The carrying amount of cash and cash equivalents approximates fair value of those instruments due to their short maturity. The fair value of notes receivable is based on discounted cash flows or the fair value of the notes' collateral. The fair value of long-term receivables is based on discounted cash flows. The fair value of the company's short-term and long-term debt is based on the quoted market prices for the same or similar debt issues or on the current rates offered to the company for debt with the same remaining maturity. The fair value of foreign currency forward contracts is based on the estimated forward exchange rates at December 31 and represents the net gains and losses that would have been realized if the contracts had been closed out at year-end.

Hedging Activities
     Most of the company's foreign currency contracts are hedges principally for chemical's accounts receivable generated from titanium dioxide pigment sales denominated in foreign currencies, the operating costs and capital expenditures of international pigment operations, and the operating costs and capital expenditures of U.K. oil and gas operations. The purpose of these foreign currency hedging activities is to protect the company from the risk that the functional currency amounts from sales to foreign customers and purchases from foreign suppliers could be adversely affected by changes in foreign currency exchange rates. The company recognized net foreign currency hedging losses of $6 million and $5 million in 2000 and 1999, respectively. The net foreign currency hedging loss recognized in 1998 was immaterial.
     Net unrealized losses on foreign currency contracts totaled $3 million and $7 million at year-end 2000 and 1998, respectively. Net unrealized gains on foreign currency contracts totaled $2 million at year-end 1999. The company's foreign currency contract positions at year-end 2000 and 1999 were as follows:

December 31, 2000 -
     - Contracts maturing January 2001 through December 2003 to purchase $196 million Australian for $120 million, 201 million British pound sterling for $293 million and 25 million euro for $21 million
     - Contracts maturing January through April 2001 to sell various foreign currencies (principally European) for $9 million

December 31, 1999 -
     - Contracts maturing January 2000 through December 2002 to purchase $150 million Australian for $96 million
     - Contracts maturing January through March 2000 to sell various foreign currencies (principally European) for $5 million

     The company has periodically used oil or natural gas futures or collar contracts to reduce the effect of the price volatility of crude oil and natural gas. The futures contracts permitted settlement by delivery of commodities.
     The company did not enter into any hedging arrangements in 2000 or 1999 and settled all open 1998 contracts in 1999. Net hedging gains recognized in 1999 totaled $28 million. The effect of the gains was to increase the company's 1999 average gross margin for crude oil and natural gas by $.11 per barrel and $.09 per Mcf, respectively.
     During 1998, the company entered into hedging arrangements for 7 million barrels of crude oil and 61 billion cubic feet of natural gas representing approximately 11% and 29% of its worldwide crude oil and natural gas sales volumes, respectively. Net hedging gains recognized in 1998 totaled $45 million. The effect of the gains was to increase the company's 1998 average gross margin for crude oil and natural gas by $.55 per barrel and $.05 per Mcf, respectively. At year-end 1998, open crude oil and natural gas contracts had an aggregate value of $7 million, and the unrecognized gain on the contracts totaled $15 million.
     Contract amounts do not quantify risk or represent assets or liabilities of the company but are used in the calculation of cash settlements under the contracts. These financial instruments limit the company's market risks, are with major financial institutions, expose the company to credit risks and at times may be concentrated with certain institutions or groups of institutions. However, the credit worthiness of these institutions is subject to continuing review, and full performance is anticipated. Additional information regarding market risk is included in Management's Discussion and Analysis.
     Year-end hedge positions and activities during a particular year are not necessarily indicative of future activities and results.

18.  Merger and Restructuring Charges

     In 1999, the company recorded an accrual of $163 million for items associated with the Oryx merger. Included in this charge were transaction costs, severance and other employee-related costs, contract termination costs, lease cancellations, write-off of redundant systems and equipment and other merger-related costs. The merger resulted in approximately 550 employees being terminated during 1999 under an involuntary termination program.
     During the three-year period ended December 31, 2000, the company accrued a total of $204 million for the cost of special termination benefits for retiring employees to be paid from retirement plan assets, future compensation, relocation, transaction costs related to the merger, lease cancellation and outplacement.
     The merger reserve at December 31, 2000, includes $10 million for costs associated with an office lease obligation that has no economic benefit to the company but will be paid through the cancellation date in 2001. The accruals, expenditures and reserve balances for 2000 and 1999 are set forth in the following table:

                                                                  Restructuring
                                               Merger Reserve           Reserve
                                               --------------           -------
(Millions of dollars)                           2000     1999              1999
---------------------                           ----     ----              ----
Beginning balance                               $ 20    $  --              $ 20
  Accruals                                        --      163                 1
  Benefits to be paid from
    employee benefit plans                        --      (31)               --
  Payments                                       (10)    (126)              (15)
  Transfer to merger reserve from
    restructuring reserve and
    other accrued liabilities(1)                  --       14                (6)
                                                ----    -----              ----
Ending balance                                  $ 10    $  20              $ --
                                                ====    =====              ====

(1) In a prior Oryx reduction in force, a $6 million reserve was established for lease cancellation costs on a portion of the Dallas, Texas, office space. Addi- tionally, Oryx had planned to cancel the remainder of the lease and had established an accrued liability of $8 million. These liabilities were com- bined with the 1999 merger reserve since Kerr-McGee also plans to cancel the lease at the date of the first option to cancel.


19.  Earnings Per Share

     Basic net income (loss) per share includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if security interests were exercised or converted into common stock.
     The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2000, 1999 and 1998.

                                               2000                             1999                            1998
                                   ----------------------------     ----------------------------       --------------------------
(Millions of dollars, except          Net            Net Income        Net            Net Income        Net             Net Loss
per-share  amounts)                Income    Shares   Per Share     Income    Shares   Per Share       Loss    Shares   Per Share
----------------------------       ------    ------  ----------     ------    ------  ----------       ----    ------   ---------
Basic earnings per share -
   Income (loss) available to
     common stockholders             $842    93,406       $9.01       $142    86,414       $1.64       $(68)   86,688       $(.78)
Diluted  earnings per share -
  Effect of dilutive securities:
    5-1/4% convertible debentures      19     8,720                     --        --                     --        --
    7-1/2% convertible debentures       9     1,697                     --        --                     --        --
    Employee stock options             --       164                     --        83                     --        --
                                     ----   -------       -----       ----    ------       -----       ----   -------       -----
Income (loss) available to common
  stockholders, including
  assumed dilution                   $870   103,987       $8.37       $142    86,497       $1.64       $(68)   86,688       $(.78)
                                     ====   =======       =====       ====    ======       =====       ====    ======       =====

     Not included in the calculation of the denominator for diluted earnings per share were 2,113,284 and 2,063,079 employee stock options outstanding at year-end 2000 and 1999, respectively. The inclusion of these options would have been antidilutive since they were not "in the money" at the end of the respective years. No dilution for 1998 existed because the company incurred a loss from continuing operations.
     The company has reserved 9,823,778 and 1,697,333 shares of common stock for issuance to the owners of its 5-1/4% Convertible Subordinated Debentures due 2010 and its 7-1/2% Convertible Subordinated Debentures due 2014, respectively. These debentures are convertible into the company's common stock at any time prior to maturity at $61.08 per share of common stock for the 5-1/4% debentures and $106.03 per share for the 7-1/2% debentures. The 7-1/2% debentures were outstanding prior to 2000, but conversion of these debentures was not considered for purposes of calculating net income per share for the years ended December 31, 1999 and 1998, as the impact would have been antidilutive to net income or loss per share.

20.  Common Stock
     Changes in common stock issued and treasury stock held for 2000, 1999 and 1998 are as follows:

(Thousands of shares)                                          Common Stock          Treasury Stock
---------------------                                          ------------          --------------
Balance December 31, 1997                                            93,228                   6,434
  Exercise of stock options and stock appreciation rights               150                      --
  Issuance of shares for achievement awards                              --                      (3)
  Stock purchase program                                                 --                     580
                                                                    -------                   -----
Balance December 31, 1998                                            93,378                   7,011
  Exercise of stock options and stock appreciation rights               112                      --
  Issuance of restricted stock                                            4                      --
                                                                    -------                   -----
Balance December 31, 1999                                            93,494                   7,011
  Exercise of stock options and stock appreciation rights               423                      --
  Public offering                                                     7,500                      --
  Issuance of restricted stock                                           --                     (78)
                                                                    -------                   -----
Balance  December 31, 2000                                          101,417                   6,933
                                                                    =======                   =====

     The company has 40 million shares of preferred stock without par value authorized, and none is issued.
     There are 1,107,692 shares of the company's common stock registered in the name of a wholly owned subsidiary of the company. These shares are not included in the number of shares shown in the preceding table or in the Consolidated Balance Sheet. These shares are not entitled to be voted.
     In mid-1998, the Board of Directors authorized management to purchase up to $300 million of company common stock over the following three years. A total of 580,000 shares was acquired at a cost of $25 million before this stock purchase program was cancelled because of the merger with Oryx.
     The company has granted 74,000 and 4,000 shares of restricted common stock in 2000 and 1999, respectively, to certain key employees under the 1998 Long-Term Incentive Plan. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions on transferability and a risk of forfeiture. The forfeiture provisions on awards granted in 2000 lapse one-third per year over a three-year period beginning on January 11, 2003. The forfeiture provisions on the 1999 awards expire on December 1, 2003.
     The company has had a stockholders-rights plan since 1986. The current rights plan is dated July 6, 1996, and replaced the previous plan prior to its expiration. Rights were distributed under the original plan as a dividend at the rate of one right for each share of the company's common stock. Generally, the rights become exercisable the earlier of 10 days after a public announcement that a person or group has acquired, or a tender offer has been made for, 15% or more of the company's then-outstanding stock. If either of these events occurs, each right would entitle the holder (other than a holder owning more than 15% of the outstanding stock) to buy the number of shares of the company's common stock having a market value two times the exercise price. The exercise price is $215. Generally, the rights may be redeemed at $.01 per right until a person or group has acquired 15% or more of the company's stock. The rights expire in July 2006.

21.  Other Income

     Other income was as follows during each of the years in the three-year period ended December 31, 2000:

(Millions  of dollars)                               2000     1999     1998
---------  -----------                               ----     ----     ----
Income (loss) from unconsolidated affiliates         $ 23      $16     $(12)
Interest                                               29       14       38
Gain (loss) on foreign currency exchange               30       11       (2)
Gain on sale of assets                                  6        3        7
Plant closing/product line discontinuation            (21)      --       --
Settlements with insurance carriers                    --       --       12
Other                                                  (9)      (4)      --
                                                     ----      ---     ----
  Total                                              $ 58      $40     $ 43
                                                     ====      ===     ====

22.  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Assets to Be Held and Used
     At year-end 1998, certain oil and gas fields located in the North Sea, China and the United States and two U.S. chemical plants were deemed to be impaired because the assets were no longer expected to recover their net book values through future cash flows. Expectations of future cash flows were lower than those previously forecasted primarily as a result of weakness in crude oil, natural gas and certain chemical product prices at the end of 1998. Downward reserve revisions were also deemed necessary for certain fields. The impairment loss was determined based on the difference between the carrying value of the assets and the present value of future cash flows or market value, when appropriate. There was no impairment loss recognized in 2000 or 1999.
     Following is the impairment loss for assets held and used by segment for the year ended December 31, 1998:

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
                                                     ====

Assets to Be Disposed Of
     The company withdrew from the ammonium perchlorate business in 1998. The carrying value of these assets was approximately $9 million. The gain on the sale was immaterial. The Chemicals - other segment recorded sales of $11 million and nil pretax income in the Consolidated Statement of Income in 1998 for assets sold that year. The company had no material assets held for disposal at year-end 2000, 1999 or 1998.

23.  Employee  Stock  Option  Plans

     The 2000 Long Term Incentive Plan (2000 Plan) authorizes the issuance of shares of the company's common stock any time prior to April 30, 2010, in the form of stock options, restricted stock or long-term performance awards. The options may be accompanied by stock appreciation rights. A total of 2,500,000 shares of the company's common stock is authorized to be issued under the 2000 Plan. No grants had been made under the 2000 Plan as of December 31, 2000.
     In January 1998, the Board of Directors approved a broad-based stock option plan (BSOP) that provides for the granting of options to purchase the company's common stock to full-time non-bargaining unit employees, except officers. A total of 1,500,000 shares of common stock is authorized to be issued under the BSOP.
     The 1987 Long Term Incentive Program (1987 Program) and the 1998 Long term Incentive Plan (1998 Plan) authorized the issuance of shares of the company's stock over a 15-year period and 10-year period, respectively, in the form of stock options, restricted stock or long-term performance awards. The 1987 Program was terminated when the stockholders approved the 1998 Plan and the 1998 Plan was terminated with the approval of the 2000 Plan. No options could be granted under the 1987 Program or the 1998 Plan after that time, although options and any accompanying stock appreciation rights outstanding may be exercised prior to their respective expiration dates.
     The company's employee stock options are fixed-price options granted at the fair market value of the underlying common stock on the date of the grant.
Generally, one-third of each grant vests and becomes exercisable over a three-year period immediately following the grant date and expires 10 years after the grant date.
     In connection with the merger with Oryx (see Note 1), outstanding stock options under the stock option plans maintained by Oryx were assumed by the company. Stock option transactions summarized below include amounts for the 1998 Plan, the BSOP, the 1987 Program and the Oryx plans using the merger exchange rate of 0.369 for each Oryx share under option.

                                                 2000                           1999                           1998
                                     ---------------------------    ---------------------------    ---------------------------
                                                Weighted-Average               Weighted-Average               Weighted-Average
                                                  Exercise Price                 Exercise Price                 Exercise Price
                                       Options        per Option      Options        per Option      Options        per Option
                                     ---------  ----------------    ---------  ----------------    ---------  ----------------
Outstanding, beginning of year       2,823,334            $56.78    2,783,482            $58.77    2,050,671            $56.84
  Options granted                      719,550             63.53      377,000             46.53    1,105,043             61.97
  Options exercised                   (426,561)            46.59     (110,521)            42.20     (127,576)            44.34
  Options surrendered upon exercise
    of stock appreciation rights        (7,300)            45.57      (14,000)            45.25       (4,000)            38.06
  Options forfeited                    (46,779)            61.79      (45,929)            60.73      (24,928)            60.26
  Options expired                      (25,639)            72.95     (166,698)            72.95     (215,728)            65.65
                                     ---------                      ---------                      ---------
Outstanding, end of year             3,036,605             59.66    2,823,334             56.78    2,783,482             58.77
                                     =========                      =========                      =========
Exercisable, end of year             2,007,036             59.70    2,003,138             57.63    1,497,753             55.38
                                     =========                      =========                      =========


     The following table summarizes information about stock options issued under the plans described above that are outstanding and exercisable at December 31, 2000:

                                  Options Outstanding                                  Options Exercisable
 ---------------------------------------------------------------------------      ----------------------------
                         Range of        Weighted-Average   Weighted-Average                  Weighted-Average
                  Exercise Prices   Remaining Contractual     Exercise Price                    Exercise Price
   Options             per Option            Life (years)         per Option        Options         per Option
 ---------        ---------------   ---------------------   ----------------      ---------   ----------------
    25,830          $30.00-$39.99                     2.5             $35.61         25,830             $35.61
   442,381           40.00- 49.99                     4.6              43.24        339,045              44.16
   910,188           50.00- 59.99                     6.1              57.12        642,780              57.07
 1,446,873           60.00- 69.99                     6.0              64.76        788,048              65.78
   209,584           70.00- 79.99                     3.4              72.72        209,584              72.72
     1,749           90.00- 99.99                      .1              97.56          1,749              97.56
 ---------                                                                        ---------
 3,036,605           30.00- 99.99                     5.6              59.66      2,007,036              59.70
 =========                                                                        =========

     Statement  of  Financial  Accounting  Standards  No. 123,  "Accounting  for
Stock-Based   Compensation,"   (FAS  123)  prescribes  a  fair-value  method  of
accounting for employee stock options under which compensation expense is measured based on the estimated fair value of stock options at the grant date and recognized over the period that the options vest. The company, however, chooses to account for its stock option plans under the optional intrinsic value method of APB No. 25, "Accounting for Stock Issued to Employees," whereby no compensation expense is recognized for fixed-price stock options. Compensation cost for stock appreciation rights, which is recognized under both accounting methods, was immaterial for 2000, 1999 and 1998.
     If compensation expense had been determined in accordance with FAS 123, the resulting compensation expense would have affected net income and per-share amounts as shown in the following table. These amounts may not be representative of future compensation expense using the fair-value method of accounting for employee stock options as the number of options granted in a particular year may not be indicative of the number of options granted in future years, and the fair-value method of accounting has not been applied to options granted prior to January 1, 1995.

(Millions of dollars,
  except per-share amounts)                       2000        1999        1998
---------------------------                       ----        ----        ----
Net income (loss) -
  As reported                                     $842        $142        $(68)
  Pro forma                                        835         136         (76)
Net income (loss) per share -
  Basic -
    As reported                                   9.01        1.64        (.78)
    Pro forma                                     8.94        1.57        (.88)
Diluted -
    As reported                                   8.37        1.64        (.78)
    Pro forma                                     8.30        1.57        (.88)

     The fair value of each option granted in 2000, 1999 and 1998 was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions. The use of ranges in 1998 was necessitated by the Oryx merger (see Note 1).

                                     Assumptions
         --------------------------------------------------------------
                                                                           Weighted Average
             Risk-Free          Expected    Expected Life      Expected       Fair Value of
         Interest Rate    Dividend Yield          (years)    Volatility     Options Granted
         -------------    --------------    -------------    ----------    ----------------
2000               6.6%              3.1%             5.8          31.3%             $19.15
1999               5.4               3.1              5.8          25.2               11.33
1998         5.0 - 5.4           0 - 3.0         5.8 - 10   17.3 - 30.3       $9.78 - 11.20


24.  Employee Benefit Plans

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

                                                                          Postretirement Health
                                                 Retirement Plans             and Life Plans
                                               ------------------         ---------------------
(Millions of dollars)                            2000        1999            2000      1999
---------------------                          ------      ------            ----      ----
Benefit obligation, beginning of year          $  977      $1,027            $215      $217
  Service cost                                     17          15               2         1
  Interest cost                                    72          69              15         9
  Plan amendments                                  (3)         70              --         4
  Net actuarial gain                              (12)        (15)             (8)       (2)
  Acquisitions                                     58          --              21        --
  Foreign exchange rate changes                    (1)         --              --        --
  Assumption changes                               --         (50)             --        --
  Changes resulting from plan mergers              --          14              --        (7)
  Dispositions, curtailments and settlements       --          21              --        --
  Benefits paid                                   (94)       (174)            (15)       (7)
                                               ------      ------            ----      ----
Benefit obligation, end of year                $1,014      $  977            $230      $215
                                               ======      ======            ====      ====

     The benefit amount that can be covered by the retirement plans that qualify under the Employee Retirement Income Security Act of 1974 (ERISA) is limited by both ERISA and the Internal Revenue Code. Therefore, the company has unfunded supplemental plans designed to maintain benefits for all covered employees at the plan formula level and to provide senior executives with benefits equal to a specified percentage of their final average compensation. The benefit obligation for the U.S and certain foreign unfunded retirement plans was $37 million and $42 million at December 31, 2000 and 1999, respectively. Although not considered plan assets, a grantor trust was established from which payments for certain of these U.S. supplemental plans are made. The trust had a balance of $24 million at year-end 2000 and $5 million at year-end 1999. The postretirement plans are also unfunded.
     Following are the changes in the fair value of plan assets during the past two years and the reconciliation of the plans' funded status to the amounts recognized in the financial statements at December 31, 2000 and 1999:


                                                                          Postretirement Health
                                                 Retirement Plans            and Life Plans
                                               ------------------         ---------------------
(Millions of dollars)                            2000        1999            2000      1999
---------------------                          ------      ------           -----     -----
Fair value of plan assets, beginning of year   $1,653      $1,404           $  --     $  --
  Actual return on plan assets                    (80)        381              --        --
  Employer contribution                            20          35              --        --
  Acquisitions                                     61          --              --        --
  Foreign exchange rate changes                    (2)         --              --        --
  Changes resulting from plan mergers              --           7              --        --
  Benefits paid                                   (94)       (174)             --        --
                                               ------      ------           -----     -----
Fair value of plan assets, end of year          1,558       1,653              --        --
Benefit obligation                             (1,014)       (977)           (230)     (215)
                                               ------      ------           -----     -----
Funded status of plans - over (under)             544         676            (230)     (215)
  Amounts not recognized in the
    Consolidated Balance Sheet -
      Transition asset                             --          (6)             --        --
      Prior service costs                          76          86               4         5
      Net actuarial loss (gain)                  (508)       (704)              3        11
                                               ------      ------           -----     -----
Prepaid expense (accrued liability)            $  112      $   52           $(223)    $(199)
                                               ======      ======           =====     =====

     Following  is  the   classification  of  the  amounts   recognized  in  the
Consolidated Balance Sheet at December 31, 2000 and 1999:

                                                                           Postretirement Health
                                                  Retirement Plans            and Life Plans
                                                 ------------------        ---------------------
(Millions of dollars)                            2000        1999            2000      1999
---------------------                            ----        ----           -----     -----
Prepaid benefits expense                         $140        $ 79           $  --     $  --
Accrued benefit liability                         (29)        (39)           (223)     (199)
Additional minimum liability -
  Intangible asset                                 --           6              --        --
  Accumulated other comprehensive income            1           6              --        --
                                                 ----        ----           -----     -----
    Total                                        $112        $ 52           $(223)    $(199)
                                                 ====        ====           =====     =====

     Total costs recognized for employee retirement and postretirement benefit plans for each of the years ended December 31, 2000, 1999 and 1998 were as follows:

                                                     Retirement Plans            Postretirement Health and Life Plans
                                              ---------------------------        ------------------------------------
(Millions of dollars)                          2000       1999       1998             2000       1999       1998
---------------------                         -----       ----       ----             ----       ----       ----
Net periodic cost -
  Service cost                                $  17       $ 15       $ 16              $ 2        $ 1        $ 3
  Interest cost                                  72         69         66               15          9         13
  Expected return on plan assets               (111)       (98)       (94)              --         --         --
  Net amortization -
    Transition asset                             (5)        (6)        (8)              --         --         --
    Prior service cost                            8         12          3                1         --         --
    Net actuarial loss (gain)                   (17)        (3)         1               --         --         (1)
                                              -----       ----       ----              ---        ---        ---
                                                (36)       (11)       (16)              18         10         15
Dispositions, curtailments, settlements          --         29         26               --         --         (1)
                                              -----       ----       ----              ---        ---        ---
      Total                                   $ (36)      $ 18       $ 10              $18        $10        $14
                                              =====       ====       ====              ===        ===        ===

     The following assumptions were used in estimating the actuarial present value of the plans' benefit obligations and net periodic expense:

                                         2000          1999          1998
                                  -----------   -----------     ---------
Discount rate                     5.50 - 7.75%  5.50 - 7.75%         6.75%
Expected return on plan assets      7.0 - 9.0    6.25 - 9.5     9.0 - 9.5
Rate of compensation increases      3.0 - 5.0     3.0 - 5.0     4.0 - 5.0

     The health care cost trend rates used to determine the year-end 2000 postretirement benefit obligation was 7.25% in 2001, gradually declining to 5% in the year 2010 and thereafter. A 1% increase in the assumed health care cost trend rate for each future year would increase the postretirement benefit obligation at December 31, 2000, by $24 million and increase the aggregate of the service and interest cost components of net periodic postretirement expense for 2000 by $2 million. A 1% decrease in the trend rate for each future year would reduce the benefit obligation at year-end 2000 by $22 million and decrease the aggregate of the service and interest cost components of the net periodic postretirement expense for 2000 by $1 million.


25.  Employee Stock Ownership Plan

     In 1989, the company's Board of Directors approved a leveraged Employee Stock Ownership Plan (ESOP) into which is paid the company's matching contribution for the employees' contributions to the Kerr-McGee Corporation Savings Investment Plan (SIP). Most of the company's U.S. employees are eligible to participate in both the ESOP and the SIP. Although the ESOP and the SIP are separate plans, matching contributions to the ESOP are contingent upon participants' contributions to the SIP.
     In 1989, the ESOP trust borrowed $125 million from a group of lending institutions and used the proceeds to purchase approximately three million shares of the company's treasury stock. The company used the $125 million in proceeds from the sale of the stock to acquire shares of its common stock in open-market and privately negotiated transactions. In 1996, a portion of the third-party borrowings was replaced with a note payable to the company (sponsor financing). The third-party borrowings are guaranteed by the company and are reflected in the Consolidated Balance Sheet as Long-Term Debt, while the sponsor financing does not appear in the company's balance sheet.
     The Oryx Capital Accumulation Plan (CAP) was a combined stock bonus and leveraged employee stock ownership plan available to substantially all U.S. employees of the former Oryx operations. On August 1, 1989, Oryx privately placed $110 million of notes pursuant to the provisions of the CAP. Oryx loaned the proceeds to the CAP, which used the funds to purchase Oryx common stock that was placed in a trust. This loan was sponsor financing and does not appear in the accompanying balance sheet.
     During 1999, the company merged the Oryx CAP into the ESOP and SIP. As a result, a total of 159,000 and 294,000 shares was transferred from the CAP into the ESOP and SIP, respectively.
     The company stock owned by the ESOP trust is held in a loan suspense account. Deferred compensation, representing the unallocated ESOP shares, is reflected as a reduction of stockholders' equity. The company's matching contribution and dividends on the shares held by the ESOP trust are used to repay the loan, and stock is released from the loan suspense account as the principal and interest are paid. The expense is recognized and stock is then allocated to participants' accounts at market value as the participants' contributions are made to the SIP. Long-term debt is reduced as payments are made on the third-party financing. Dividends paid on the common stock held in participants' accounts are also used to repay the loans, and stock with a market value equal to the amount of dividends is allocated to participants' accounts.
     Shares of stock allocated to the ESOP participants' accounts and in the loan suspense account are as follows:

(Thousands of shares)                                2000     1999
---------------------                               -----    -----
Participants' accounts                              1,303    1,357
Loan suspense account                               1,114    1,380


     The shares allocated to ESOP participants at December 31, 2000, included approximately 57,000 shares released in January 2001, and at December 31, 1999, included approximately 51,000 shares released in January 2000.
     All ESOP shares are considered outstanding for net income per-share calculations. Dividends on ESOP shares are charged to retained earnings.
     Compensation expense is recognized using the cost method and is reduced for dividends paid on the unallocated ESOP shares. The company recognized ESOP expense of $11 million in 2000 and ESOP and CAP-related expense of $14 million and $17 million in 1999 and 1998, respectively. These amounts include interest expense incurred on the third-party ESOP debt of $3 million in 2000, $4 million in 1999 and $5 million in 1998. The company contributed $21 million to the ESOP in 2000 and $25 million and $23 million to the ESOP and CAP in 1999 and 1998, respectively. Included in the contributions were $12 million, $17 million and $21 million in 2000, 1999 and 1998, respectively, used for principal and interest payments on the sponsor financings. The cash contributions are net of $4 million for the dividends paid on the company stock held by the ESOP trust in each of the years 2000, 1999 and 1998.

26.  Reporting by Business Segments and Geographic Locations

     The company has three reportable segments: oil and gas exploration and production and manufacturing and marketing of titanium dioxide pigment and other chemicals. The exploration and production unit produces and explores for oil and gas in the United States, the United Kingdom sector of the North Sea, Indonesia, China, Kazakhstan and Ecuador. Exploration efforts also extend to Australia, Benin, Brazil, Gabon, Morocco, Canada, Thailand, Yemen and the Danish sector of the North Sea. The chemical unit primarily produces and markets titanium dioxide pigment and has operations in the United States, Australia, Germany, Belgium and the Netherlands. Other chemicals include the company's electrolytic manufacturing and marketing operations and forest products treatment business. All of these operations are in the United States.
     Crude oil sales to individually significant customers totaled $1.407 billion and $420 million in 2000 and 1999, respectively. In addition, natural gas sales to an individually significant customer totaled $522 million in 2000. There were no individually significant customers in 1998. Sales to subsidiary companies are eliminated as described in Note 1.

(Millions of dollars)                                2000     1999     1998
----------------------                             ------   ------   ------
Sales -
  Exploration and production                       $2,860   $1,784   $1,291
                                                   ------   ------   ------
  Chemicals -
    Pigment                                         1,034      725      663
    Other                                             227      234      300
                                                   ------   ------   ------
      Total Chemicals                               1,261      959      963
                                                   ------   ------   ------
        Total                                      $4,121   $2,743   $2,254
                                                   ======   ======   ======

Operating profit (loss)(1) -
  Exploration and production                       $1,467   $  542   $ (361)
                                                   ------   ------   ------
  Chemicals -
    Pigment                                           130      113       56
    Other                                              17       14       --
                                                   ------   ------   ------
      Total Chemicals                                 147      127       56
                                                   ------   ------   ------
        Total                                      $1,614   $  669   $ (305)
                                                   ======   ======   ======

Net operating profit (loss)(1) -
  Exploration and production                       $  946   $  338   $ (266)
                                                   ------   ------   ------
  Chemicals -
    Pigment                                            70       73       35
    Other                                              11        9       --
                                                   ------   ------   ------
      Total Chemicals                                  81       82       35
                                                   ------   ------   ------
        Total                                       1,027      420     (231)
Net interest expense(1)                              (117)    (117)     (77)
Net nonoperating expense(1)                           (68)    (157)     (37)
Income from discontinued operations,
  net of taxes                                         --       --      277
Cumulative effect of change in accounting
  principle, net of taxes                              --       (4)      --
                                                   ------   -------  ------
Net income (loss)                                  $  842   $   142  $  (68)
                                                   ======   =======  ======

Depreciation, depletion and amortization -
  Exploration and production                       $  632   $  578   $  527
                                                   ------   ------   ------
  Chemicals -
    Pigment                                            71       45       49
    Other                                              21       18       19
                                                   ------   ------   ------
      Total Chemicals                                  92       63       68
                                                   ------   ------   ------
Other                                                   8        7        6
Discontinued operations                                --       --       14
                                                   ------   ------   ------
        Total                                      $  732   $  648   $  615
                                                   ======   ======   ======


(1) Includes special items.  Refer to Management's Discussion and Analysis.

(Millions of dollars)                                2000     1999     1998
---------------------                              ------   ------   ------
Cash capital expenditures -
  Exploration and production                       $  651   $  447   $  871
                                                   ------   ------   ------
  Chemicals -
    Pigment                                           100       76       69
    Other                                              17       14       23
                                                   ------   ------   ------
      Total Chemicals                                 117       90       92
                                                   ------   ------   ------
  Other                                                 6        6        8
  Discontinued operations                              --       --       10
                                                   ------   ------   ------
        Total                                         774      543      981
                                                   ------   ------   ------

Cash exploration expenses -
  Exploration and production -
    Dry hole costs                                     54       43      100
    Amortization of undeveloped leases                 48       41       40
    Other                                              68       56       75
                                                   ------   ------   ------
      Total exploration expenses                      170      140      215
  Less - Amortization of leases and other
    noncash expenses                                  (49)     (51)     (42)
                                                   ------   ------   ------
        Total cash exploration expenses               121       89      173
                                                   ------   ------   ------
          Total cash capital expenditures
            and cash exploration expenses          $  895   $  632   $1,154
                                                   ======   ======   ======

Identifiable assets -
  Exploration and production                       $5,108   $4,013   $4,083
                                                   ------   ------   ------
  Chemicals -
    Pigment(1)                                      1,415      921      863
    Other                                             228      229      235
                                                   ------   ------   ------
      Total Chemicals                               1,643    1,150    1,098
                                                   ------   ------   ------
        Total                                       6,751    5,163    5,181
  Corporate and other assets                          915      736      270
                                                   ------   ------   ------
        Total                                      $7,666   $5,899   $5,451
                                                   ======   ======   ======

Sales -
  U.S. operations                                  $2,197   $1,499   $1,330
                                                   ------   ------   ------
  International operations -
    North Sea - exploration and production          1,277      752      491
    Other - exploration and production                144       80       69
    Europe - pigment                                  300      223      173
    Australia - pigment                               203      189      182
    Other - pigment                                    --       --        9
                                                   ------   ------   ------
                                                    1,924    1,244      924
                                                   ------   ------   ------
      Total                                        $4,121   $2,743   $2,254
                                                   ======   ======   ======
Operating profit (loss)(2) -
  U.S. operations                                  $  863   $  364   $ (116)
                                                   ------   ------   ------
  International operations -
    North Sea - exploration and production            651      270     (146)
    Other - exploration and production                 29       --      (85)
    Australia - pigment                                38       21       19
    Europe - pigment                                   33       14       23
                                                   ------   ------   ------
                                                      751      305     (189)
                                                   ------   ------   ------
      Total                                        $1,614   $  669   $ (305)
                                                   ======   ======   ======

(1) Includes net deferred tax asset of $12 million and $17 million at December 31, 1999 and 1998, respectively. There was no deferred tax asset at December 31, 2000 (see Note 12).
(2)  Includes special items. Refer to Management's Discussion and Analysis.


(Millions of dollars)                                2000     1999     1998
---------------------                              ------   ------   ------
Net property, plant and equipment -
  U.S. operations                                  $2,368   $2,106   $2,095
                                                   ------   ------   ------
  International operations -
    North Sea - exploration and production          2,350    1,547    1,617
    Other - exploration and production                300      219      213
    Australia - pigment                               127      132      129
    Europe - pigment                                  238       81       99
                                                   ------   ------   ------
                                                    3,015    1,979    2,058
                                                   ------   ------   ------
      Total                                        $5,383   $4,085   $4,153
                                                   ======   ======   ======


27.  Discontinued Operations
     The company exited the coal business in 1998 with the sales of its mining operations at Galatia, Illinois, and Kerr-McGee Coal Corporation, which held Jacobs Ranch Mine in Wyoming. The cash sales resulted in proceeds of approximately $600 million. The 1998 gain on the sale was $257 million ($2.97 per share), net of $149 million for income taxes. The income from operations of the discontinued coal business totaled $20 million ($.23 per share), net of $7 million for income taxes, in 1998. Revenues applicable to the discontinued operations totaled $174 million in 1998.

28.  Costs Incurred in Crude Oil and Natural Gas Activities

     Total expenditures, both capitalized and expensed, for crude oil and natural gas property acquisition, exploration and development activities for the three years ended December 31, 2000, are reflected in the following table:

                                    Property
                                 Acquisition      Exploration       Development
(Millions of dollars)               Costs(1)         Costs(2)          Costs(3)
---------------------            -----------      -----------       -----------
2000 -
  United States                         $ 41             $112              $230
  North Sea                              566               53               290
  Other international                     39               57                48
                                        ----             ----              ----
    Total                               $646             $222              $568
                                        ====             ====              ====
1999 -
  United States                         $ 81             $ 92              $224
  North Sea                               30               18               106
  Other international                      8               32                 9
                                        ----             ----              ----
    Total                               $119             $142              $339
                                        ====             ====              ====
1998 -
  United States                         $117             $136              $347
  North Sea                              423               38               311
  Other international                      5               75                29
                                        ----             ----              ----
    Total                               $545             $249              $687
                                        ====             ====              ====

(1) Includes $561 million, $49 million and $280 million applicable to purchases of reserves in place in 2000, 1999 and 1998, respectively.
(2) Exploration costs include delay rentals, exploratory dry holes, dry hole and bottom hole contributions, geological and geophysical costs, costs of carrying and retaining properties and capital expenditures, such as costs of drilling and equipping successful exploratory wells.
(3) Development costs include costs incurred to obtain access to proved reserves (surveying, clearing ground, building roads), to drill and equip development wells, and to acquire, construct and install production facilities and improved recovery systems. Development costs also include costs of developmental dry holes.

29.  Results of Operations from Crude Oil and Natural Gas Activities

     The results of operations from crude oil and natural gas activities for the three years ended December 31, 2000, consist of the following:

                                                                                                                          Results of
                                         Production      Other                  Depreciation                Income Tax   Operations,
                                 Gross     (Lifting)   Related   Exploration   and Depletion         Asset    Expenses     Producing
(Millions of dollars)         Revenues        Costs   Costs(1)      Expenses        Expenses    Impairment  (Benefits)    Activities
---------------------         --------   ----------   --------   -----------   -------------    ----------  ----------   -----------
2000 -
  United States                 $1,436         $198       $ 67          $ 95            $286          $ --        $277        $ 513
  North Sea                      1,264          262         55            26             283            --         219          419
  Other international              143           24         27            49              14            --          21            8
                                ------         ----       ----          ----             ---          ----        ----        -----
    Total crude oil and
      natural gas activities     2,843          484        149           170             583            --         517          940
  Other(2)                          17            6         --            --               1            --           4            6
       --                       ------         ----       ----          ----            ----          ----        ----        -----
        Total                   $2,860         $490       $149          $170            $584          $ --        $521        $ 946
                                ======         ====       ====          ====            ====          ====        ====        =====

1999 -
  United States                 $  950         $178       $ 85          $ 97            $316          $ --         $96        $ 178
  North Sea                        731          199         54            22             205            --          99          152
  Other international               79           23         20            21              15            --           2           (2)
                                ------         ----       ----           ---            ----          ----         ---        -----
    Total crude oil and
      natural gas activities     1,760          400        159           140             536            --         197          328
  Other(2)                          24            6         --            --               1            --           7           10
       --                       ------         ----       ----          ----            ----          ----        ----        -----
        Total                   $1,784         $406       $159          $140            $537          $ --        $204        $ 338
                                ======         ====       ====          ====            ====          ====        ====        =====
1998 -
  United States                 $  724         $184       $129          $141            $285          $114        $(36)       $ (93)
  North Sea                        450          189         32            21             170           160         (20)        (102)
  Other international               69           12         11            52              31           115         (45)        (107)
                                ------         ----       ----          ----            ----          ----        ----        -----
    Total crude oil and
      natural gas activities     1,243          385        172           214             486           389        (101)        (302)
  Other(2)                          48            5          1            --              --            --           6           36
       --                       ------         ----       ----          ----            ----          ----        ----        -----
        Total                   $1,291         $390       $173          $214            $486          $389        $(95)       $(266)
                                ======         ====       ====          ====            ====          ====        ====        =====

(1) Includes transition and restructuring charges of $20 million and $34 million in 1999 and 1998, respectively (see Note 18).
(2) Includes gas marketing, gas processing plants, pipelines and other items that do not fit the definition of crude oil and natural gas activities but have been included above to reconcile to the segment presentations.

     The table below presents the company's average per-unit sales price of crude oil and natural gas and production costs per barrel of oil equivalent for each of the past three years. Natural gas production has been converted to a barrel of oil equivalent based on approximate relative heating value (6 MCF equals 1 barrel).

                                                     2000     1999     1998
                                                   ------   ------   ------
Average sales price -
  Crude oil (per barrel) -
    United States                                  $27.50   $16.90   $12.78
    North Sea                                       27.92    17.88    12.93
    Other international                             26.13    14.77    10.19
      Average                                       27.64    17.26    12.58

  Natural gas (per Mcf) -
    United States                                    4.11     2.41     2.10
    North Sea                                        2.32     2.12     2.46
      Average                                        3.87     2.38     2.13

Production costs -
  (per barrel of oil equivalent)
     United States                                   3.59     2.92     3.23
     North Sea                                       5.55     4.81     5.44
     Other international                             4.39     4.32     1.78
       Average                                       4.49     3.72     3.91

30.  Capitalized Costs of Crude Oil and Natural Gas Activities

     Capitalized costs of crude oil and natural gas activities and the related reserves for depreciation, depletion and amortization at the end of 2000 and 1999 are set forth in the table below.

(Millions of dollars)                                         2000     1999
---------------------                                      -------   ------
Capitalized costs -
  Proved properties                                        $10,244   $9,153
  Unproved properties                                          549      438
  Other                                                        101       98
                                                           -------   ------
    Total                                                   10,894    9,689
                                                           -------   ------
Reserves for depreciation, depletion and amortization -
  Proved properties                                          6,413    6,100
  Unproved properties                                          119      102
  Other                                                         49       43
                                                            ------   ------
    Total                                                    6,581    6,245
                                                            ------   ------
      Net capitalized costs                                 $4,313   $3,444
                                                            ======   ======


31. Crude Oil, Condensate, Natural Gas Liquids and Natural Gas Net Reserves (Unaudited)


     The estimates of proved reserves have been prepared by the company's geologists and engineers in accordance with the Securities and Exchange Commission definitions. Such estimates include reserves on certain properties that are partially undeveloped and reserves that may be obtained in the future by improved recovery operations now in operation or for which successful testing has been demonstrated. The company has no proved reserves attributable to long-term supply agreements with governments or consolidated subsidiaries in which there are significant minority interests.
     The following table summarizes the changes in the estimated quantities of the company's crude oil, condensate, natural gas liquids and natural gas reserves for the three years ended December 31, 2000.

                                                        Crude Oil,  Condensate and
                                                           Natural Gas Liquids                        Natural Gas
                                                          (Millions of barrels)                 (Billions of cubic feet)
                                                  -----------------------------------   -------------------------------------
                                                                         Other                                 Other
                                                     United   North   Interna-             United   North   Interna-
                                                  States(1)     Sea     tional  Total   States(1)     Sea     tional    Total
                                                  ---------   -----   --------  -----   ---------   -----   --------    -----
Proved developed and undeveloped reserves -
  Balance December 31, 1997                             271     192        104    567       1,493     203        256    1,952
    Revisions of previous estimates                       6       6        (15)    (3)         (4)      7         13       16
    Purchases of reserves in place                       --      45         --     45           4      46         --       50
    Sales of reserves in place                          (13)     --         --    (13)        (90)     --         --      (90)
    Extensions, discoveries and other additions          14       9         21     44         132       3        103      238
    Production                                          (24)    (32)        (7)   (63)       (202)    (17)        --     (219)
                                                        ---     ---        ---    ---       -----     ---        ---    -----
  Balance December 31, 1998                             254     220        103    577       1,333     242        372    1,947
    Revisions of previous estimates                       5      14          1     20          14       9          5       28
    Purchases of reserves in place                        4       7         --     11          19      36         --       55
    Sales of reserves in place                           (1)     (5)        --     (6)         (1)     --         --       (1)
    Extensions, discoveries and other additions           1      34         13     48         103       2        138      243
    Production                                          (29)    (38)        (5)   (72)       (194)    (23)        --     (217)
                                                        ---     ---        ---    ---       -----     ---        ---    -----
  Balance December 31, 1999                             234     232        112    578       1,274     266        515    2,055
    Revisions of previous estimates                      (9)      7         --     (2)         11      40         --       51
    Purchases of reserves in place                        1      68         --     69          19     173         --      192
    Sales of reserves in place                           (1)     --         --     (1)        (37)     --         --      (37)
    Extensions, discoveries and other additions          30      91         11    132         227      13         20      260
    Production                                          (27)    (43)        (6)   (76)       (169)    (25)        --     (194)
                                                        ---     ---        ---    ---       -----     ---        ---    -----
  Balance December 31, 2000                             228     355        117    700       1,325     467        535    2,327
                   === ====                             ===     ===        ===    ===       =====     ===        ===    =====

Proved developed reserves -
    December 31, 1998                                   148     141         38    327         829     163         --      992
    December 31, 1999                                   166     167         32    365         854     157         --    1,011
    December 31, 2000                                   153     185         27    365         848     150         --      998

(1) Prior-year volumes for U.S. natural gas liquids and natural gas volumes have been restated to reflect Kerr-McGee's decision to standardize its worldwide financial reporting gas pressure base to 14.73 psia.

     The following presents the company's barrel of oil equivalent proved developed and undeveloped reserves based on approximate relative heating value (6 Mcf equals 1 barrel).

                                                 United     North             Other
(Millions of equivalent barrels)              States(1)       Sea     International      Total
--------------------------------              ---------     -----     -------------      -----
December 31, 1998                                   476       260               165        901
December 31, 1999                                   446       276               198        920
December 31, 2000                                   449       433               206      1,088

(1) Prior-year volumes for U.S. natural gas liquids and natural gas volumes have been restated to reflect Kerr-McGee's decision to standardize its worldwide financial reporting gas pressure base to 14.73 psia.

32. Standardized Measure of and Reconciliation of Changes in Discounted Future Net Cash Flows (Unaudited)

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

                                                                                                  Standardized
                                              Future                                                Measure of
                             Future      Development                                       10%      Discounted
                               Cash   and Production          Future    Future Net      Annual      Future Net
(Millions of dollars)       Inflows            Costs    Income Taxes    Cash Flows    Discount      Cash Flows
---------------------       -------   --------------    ------------    ----------    --------    ------------
2000 -
  United States             $14,825           $3,945          $3,698       $ 7,182      $2,940          $4,242
  North Sea                   9,051            3,625           1,807         3,619       1,312           2,307
  Other international         4,284            1,813             944         1,527         850             677
                            -------           ------          ------       -------      ------          ------
    Total                   $28,160           $9,383          $6,449       $12,328      $5,102          $7,226
                            =======           ======          ======       =======      ======          ======
1999 -
  United States             $ 7,928           $3,332          $1,398       $ 3,198      $1,343          $1,855
  North Sea                   6,146            2,608           1,245         2,293         665           1,628
  Other international         3,693            1,665             783         1,245         717             528
                            -------           ------          ------       -------      ------          ------
    Total                   $17,767           $7,605          $3,426       $ 6,736      $2,725          $4,011
                            =======           ======          ======       =======      ======          ======
1998 -
  United States             $ 4,780           $2,108          $  718       $ 1,954      $  713          $1,241
  North Sea                   3,121            2,474              82           565         160             405
  Other international         1,499              977             181           341         264              77
                            -------           ------          ------       -------      ------          ------
    Total                   $ 9,400           $5,559          $  981       $ 2,860      $1,137          $1,723
                            =======           ======          ======       =======      ======          ======



     The changes in the standardized measure of future net cash flows are presented below for each of the past three years:

(Millions of dollars)                                             2000      1999      1998
---------------------                                          -------   -------   -------
Net change in sales, transfer prices and production costs      $ 3,849   $ 4,310   $(2,156)
Changes in estimated future development costs                      (33)     (318)     (377)
Sales and transfers less production costs                       (2,358)   (1,314)     (847)
Purchases of reserves in place                                   1,065       117       159
Changes due to extensions, discoveries, etc.                     1,477       592       173
Changes due to revisions in quantity estimates                      56       272        43
Changes due to sales of reserves in place                         (166)     (104)     (107)
Current period development costs                                   568       339       687
Accretion of discount                                              601       231       437
Changes in income taxes                                         (1,706)   (1,414)      693
Timing and other                                                  (138)     (423)     (169)
                                                               -------   -------   -------
  Net change                                                     3,215     2,288    (1,464)
Total at beginning of year                                       4,011     1,723     3,187
                                                               -------   -------   --------
Total at end of year                                           $ 7,226   $ 4,011   $ 1,723
                                                               =======   =======   ========

33.  Quarterly Financial Information (Unaudited)

     A summary of quarterly consolidated results for 2000 and 1999 is presented below. The 2000 quarterly per-share amounts do not add to the annual amounts due to the weighted average effect of stock and convertible debt issued during the year. Refer to Management's Discussion and Analysis for information about special items.

                                                                                      Diluted Income (Loss)
                                                                                         per Common Share
                                                                                ------------------------------
                                                            Income                     Income
                                                     (Loss) Before       Net    (Loss) Before
(Millions of dollars,                   Operating       Accounting    Income       Accounting             Net
  except per-share amounts)     Sales      Profit           Change    (Loss)           Change    Income (Loss)
---------------------------    ------   ---------    -------------    ------    -------------    -------------
2000 Quarter Ended -
  March 31                     $  886      $  328            $ 185     $ 185           $ 1.94           $ 1.94
  June 30                       1,011         334              110       110             1.11             1.11
  September 30                  1,106         459              265       265             2.57             2.57
  December 31                   1,118         493              282       282             2.73             2.73
                               ------      ------            -----     -----           ------           ------
    Total                      $4,121      $1,614            $ 842     $ 842           $ 8.37           $ 8.37
                               ======      ======            =====     =====           ======           ======
1999 Quarter Ended -
  March 31                     $  498      $   51            $(107)    $(111)          $(1.23)          $(1.28)
  June 30                         664         133               45        45              .52              .52
  September 30                    765         239               98        98             1.13             1.13
  December 31                     816         246              110       110             1.27             1.27
                               ------      ------            -----     -----           ------           ------
    Total                      $2,743      $  669            $ 146     $ 142           $ 1.69           $ 1.64
                               ======      ======            =====     =====           ======           ======

     The company's common stock is listed for trading on the New York Stock Exchange and at year-end 2000 was held by approximately 30,000 Kerr-McGee stockholders of record and Oryx owners who have not yet exchanged their stock. The ranges of market prices and dividends declared during the last two years are as follows:

                                  Market Prices
                      ------------------------------------        Dividends
                             2000               1999              per Share
                      ----------------    ----------------      -------------
                        High       Low      High       Low      2000     1999
                      ------    ------    ------    ------      ----     ----
Quarter Ended -
  March 31            $67.94    $39.88    $41.44    $28.50      $.45     $.45
  June 30              62.50     51.13     52.13     32.50       .45      .45
  September 30         68.00     53.13     60.06     49.31       .45      .45
  December 31          71.19     59.00     62.00     52.00       .45      .45


Seven-Year Financial Summary

Millions of dollars, except per-share amounts)      2000      1999      1998      1997      1996      1995       1994
----------------------------------------------    ------    ------    ------    ------    ------    ------    -------
Summary of Net Income (Loss)
Sales                                             $4,121    $2,743    $2,254    $2,667    $2,792    $2,466    $ 2,389
                                                  ------    ------    ------    ------    ------    ------    -------
Costs and operating expenses                       2,672     2,336     2,660     2,073     2,174     2,352      2,215
Interest and debt expense                            208       190       157       141       145       193        211
                                                  ------    ------    ------    ------    ------    ------    -------
  Total costs and expenses                         2,880     2,526     2,817     2,214     2,319     2,545      2,426
                                                  ------    ------    ------    ------    ------    ------    -------
                                                   1,241       217      (563)      453       473       (79)       (37)
Other income                                          58        40        43        82       110       147         15
Taxes on income                                     (457)     (111)      175      (184)     (225)       42         (9)
                                                  ------    ------    ------    ------    ------    ------    -------
Income (loss) from continuing operations             842       146      (345)      351       358       110        (31)
Income from discontinued operations                   --        --       277        33        56        27         55
Extraordinary charge                                  --        --        --        (2)       --       (23)       (12)
Cumulative effect of change in
  accounting principle                                --        (4)       --        --        --        --       (948)
                                                  ------    ------    ------    ------    ------    ------    -------
Net income (loss)                                 $  842    $  142    $  (68)   $  382    $  414    $  114    $  (936)
                                                  ======    ======    ======    ======    ======    ======    =======

Effective Income Tax Rate                           35.1%     43.1%    (33.6)%    34.4%     38.6%    (61.8)%     40.9%
Common Stock Information, per Share
Diluted net income (loss) -
  Continuing operations                           $  8.37   $ 1.69    $(3.98)   $  4.02   $ 4.05    $ 1.23    $  (.36)
  Discontinued operations                              --       --      3.20        .38      .63       .30        .63
  Extraordinary charge                                 --       --        --       (.02)      --      (.26)      (.14)
  Cumulative effect of accounting change               --     (.05)       --         --       --        --     (10.82)
                                                  -------   ------    ------    -------   ------    ------    -------
    Net income (loss)                             $  8.37   $ 1.64    $ (.78)   $  4.38   $ 4.68    $ 1.27    $(10.69)
                                                  =======   ======    ======    =======   ======    ======    =======
Dividends declared                                $  1.80   $ 1.80    $ 1.80    $  1.80   $ 1.64    $ 1.55      $1.52
Stockholders' equity                                25.01    17.19     15.58      17.88    14.59     12.47      12.33
Market high for the year                            71.19    62.00     73.19      75.00    74.13     64.00      51.00
Market low for the year                             39.88    28.50     36.19      55.50    55.75     44.00      40.00
Market price at year-end                          $ 66.94   $62.00    $38.25    $ 63.31   $72.00    $63.50    $ 46.25
Shares outstanding at year-end (thousands)         94,484   86,483    86,367     86,794   87,032    89,613     90,143
Balance Sheet Information
Working capital                                   $   (34)  $  321    $ (173)   $    --   $  161    $ (106)   $  (254)
Property, plant and equipment - net                 5,383    4,085     4,153      3,919    3,693     3,807      4,497
Total assets                                        7,666    5,899     5,451      5,339    5,194     5,006      5,918
Long-term debt                                      2,244    2,496     1,978      1,736    1,809     1,683      2,219
Total debt                                          2,425    2,525     2,250      1,766    1,849     1,938      2,704
Total debt less cash                                2,281    2,258     2,129      1,574    1,719     1,831      2,612
Stockholders' equity                                2,633    1,492     1,346      1,558    1,279     1,124      1,112
Cash Flow Information
Net cash provided by operating activities           1,771      713       385      1,097    1,169       728        678
Cash capital expenditures                             774      543       981        836      875       745        611
Dividends paid                                        166      138        86         85       83        79         79
Treasury stock purchased                          $    --   $   --    $   25    $    60   $  195    $   45    $    --
Ratios and Percentage
Current ratio                                         1.0      1.4        .8        1.0      1.2        .9         .8
Average price/earnings ratio                          6.6     27.6        NM       14.9     13.9      42.5         NM
Total debt less cash to total capitalization           46%      60%       61%        50%      57%       62%        70%
Employees
Total wages and benefits                          $   333   $  327    $  359    $   367   $  367    $  402    $   422
Number of employees at year-end                     4,426    3,653     4,400      4,792    4,827     5,176      6,724



Seven-Year Operating Summary
                                                     2000     1999      1998       1997     1996      1995       1994
                                                   ------   ------    ------     ------   ------    ------       ----
Exploration and Production
Net production of crude oil and condensate -
  (thousands of barrels per day)
    United States                                    73.7     79.3      66.2       70.6     73.8      74.8       73.4
    North Sea                                       117.7    102.9      87.4       83.3     86.5      91.9       88.7
    Other international                              15.3     14.7      18.4       18.1     16.8      17.4       26.4
                                                   ------   ------    ------     ------   ------    ------       ----
      Total                                         206.7    196.9     172.0      172.0    177.1     184.1      188.5
                                                   ======   ======    ======     ======   ======    ======      =====
Average price of crude oil sold (per barrel) -
    United States                                  $27.50   $16.90    $12.78     $18.45   $19.56    $15.78     $14.25
    North Sea                                       27.92    17.88     12.93      18.93    19.60     16.56      15.33
    Other international                             26.13    14.77     10.19      15.50    15.85     14.70      14.58
      Average                                      $27.64   $17.26    $12.58     $18.37   $19.23    $16.07     $14.80
Natural gas sales (MMCF per day)                      531      580       584        685      781       809        872
Average price of natural gas sold (per MCF)        $ 3.87   $ 2.38    $ 2.13     $ 2.44   $ 2.11    $ 1.63     $ 1.82
Net exploratory wells drilled -
    Productive(1)                                    1.25     1.70      4.40       7.65     6.91      4.71      11.61
    Dry                                             10.54     3.75     14.42       7.42     5.52     11.16      13.47
                                                   ------   ------    ------     ------   ------    ------      -----
      Total                                         11.79     5.45     18.82      15.07    12.43     15.87      25.08
                                                   ======   ======    ======     ======   ======    ======      =====
Net development wells drilled -
    Productive                                      47.79    46.23     62.30      95.78   143.33    135.86      69.27
    Dry                                              5.44     5.89      9.00       7.00    13.04     11.95       9.63
                                                   ------   ------    ------     ------   ------    ------       ----
      Total                                         53.23    52.12     71.30     102.78   156.37    147.81      78.90
                                                   ======   ======    ======     ======   ======    ======      =====
Undeveloped net acreage (thousands) -
    United States                                   2,020    1,560     1,487      1,353    1,099     1,280      1,415
    North Sea                                         923      861       908        523      560       570        629
    Other international                            26,078   19,039    14,716     14,630    4,556     4,031      7,494
                                                   ------   ------    ------     ------   ------    ------      -----
      Total                                        29,021   21,460    17,111     16,506    6,215     5,881      9,538
                                                   ======   ======    ======     ======   ======    ======      =====
Developed net acreage (thousands) -
    United States                                     729      796       810        830      871     1,190      1,270
    North Sea                                         115      105       115         70       79        58         68
    Other international                               656      785       612        201      198       207      1,015
                                                   ------   ------    ------     ------   ------    ------      -----
      Total                                         1,500    1,686     1,537      1,101    1,148     1,455      2,353
                                                   ======   ======    ======     ======   ======    ======      =====
Estimated proved reserves
  (millions of equivalent barrels)                  1,088      920       901        892      849       864      1,059
Chemicals
Gross worldwide titanium dioxide
  production (thousands of tonnes)                    480      320       284        168      155       154        148


(1) The 2000 net well count does not include 15.35 successful net wells drilled in 2000 but suspended at the end of the year.


Glossary of Terms

Acreage: Land or offshore area leased or licensed for oil and gas exploration and production.

Appraisal drilling: Drilling carried out following the discovery of a new field to obtain more information on the physical extent, amount of reserves and likely production rate.

Articulated compliant tower: A freestanding, flexible production facility that moves or "complies" with wave forces. Kerr-McGee's Baldpate facility in the Gulf of Mexico features an articulation point that enhances flexibility and represents an industry "first."

b/d: Barrels of oil per day.

BOE: Barrels of oil equivalent. One barrel of oil equals 6,000 cubic feet of natural gas.

Chloride process: One of two processes for the production of titanium dioxide pigment. This process accounts for about 70% of Kerr-McGee's worldwide pigment production capacity.

Condensate: Hydrocarbon liquids that exist in gaseous form in the reservoir but condense to liquids as the gas flows to the surface.

Continental shelf: The extension of a continental land mass into the ocean in relatively shallow water.

Deep water: More than 1,000 feet deep.

Development: Drilling of wells following an oil or gas discovery, and bringing a field into production.

Discovery well: An exploratory well that finds a new petroleum deposit or opens a new formation in an established field.

Exploitation: Additional drilling or application of new technology to further extend production and reserves of an existing field.

Exploratory well: A well drilled to test the presence of oil or gas in an undeveloped area.

Floating production, storage and offloading (FPSO) system: A moored ship-shaped facility capable of producing oil from subsea wells and storing and offloading the oil into shuttle tankers. Kerr-McGee's Gryphon field in the North Sea uses an FPSO, and a second company-operated FPSO is being outfitted for the Leadon field.

Gross acres or production: The total number of acres or the total production volume in which a company owns an interest.

Independent: An oil and gas exploration and production company not engaged in petroleum refining and marketing or "downstream" operations. Kerr-McGee became an independent after selling its refining business in 1995.

MMBtu: Millions of British thermal units. One Btu is the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit.

MMcf/d:  Millions of cubic feet of natural gas per day.

Play: A group of prospects and/or fields with similar geologic histories and conditions. The Atlantic Margin deepwater plays - focus of Kerr-McGee's exploration program - resulted from sandstone deposition as continental drift opened up the Atlantic Ocean basin. Before drift started, Morocco was adjacent to Nova Scotia, and Brazil next to Gabon, so similar geologic conditions are expected.

Possible reserves: Estimated quantities of unproved oil and natural gas which analysis of geological and engineering data suggests could possibly be recovered but are less certain than probable reserves.

Probable reserves: Estimated quantities of unproved oil and natural gas which analysis of geological and engineering data suggests are likely to be recovered but do not meet proved criteria.

Prospect: A specified location or an area targeted for leasing and drilling. Proved reserves: Estimated quantities of oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Reservoir: A porous, permeable sedimentary rock formation containing oil and/or natural gas, enclosed or surrounded by layers of less permeable or impervious rock.

Seismic survey: Technique for determining the structure of underground rock formations by sending energy waves or sound waves into the earth and recording the wave reflections. Three-dimensional seismic surveys provide enhanced data for determining well locations.

Semisubmersible: A floating drilling rig or a floating production facility.

Spar: A deep-floating cylindrical hull. Kerr-McGee operates the industry's first production spar, which was installed in 1996 in the Neptune field in the Gulf of Mexico and began production in 1997.

Subsea tree: Seafloor installation of the assembly of valves through which a well is produced.

Sulfate process: One of two processes used in the production of titanium dioxide pigment.

TiO2:  Molecular formula for titanium dioxide pigment.

Titanium  dioxide  pigment:  The  world's  preferred  whitener,   opacifier  and
brightener for paint, coatings, plastics, paper and many other products. This inorganic white pigment is Kerr-McGee's major chemical product.

Tonne: Metric ton; 1,000 kilograms or 2,204.62 pounds.

Working interest: A cost-bearing interest in a well expressed as a percentage of the whole.

Stockholder and Investor Information

Stock Exchange  Listing
Kerr-McGee common stock is listed on the New York Stock Exchange under the ticker symbol KMG and also is traded on the Boston, Chicago, Pacific and Philadelphia stock exchanges.

Stockholder Assistance
Contact UMB Bank, N.A., of Kansas City, Missouri, toll-free at (877) 860-5820 or
(800) 884-4225 for assistance with:

*   Direct deposit of cash dividends
*   Direct stock purchase and dividend reinvestment plan
*   Transfer of stock certificates
*   Replacement of lost or destroyed stock certificates and dividend checks

Stockholder Information and Publications
Contact the Office of the Corporate Secretary toll-free at (800) STOCK KM (800-786-2556) for general information and assistance or to request the company's annual report on Form 10-K and quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission, and the company's annual report to stockholders.

Information    also    is    available    on   the    company's    website    at
http://www.kerr-mcgee.com, including webcasts of conference calls discussing quarterly financial and operating results.

Direct Purchase and Dividend Reinvestment Plan
This plan allows stockholders to buy Kerr-McGee common stock directly from the company and to reinvest quarterly dividends in additional shares. The company pays all fees and commissions for these services. For a prospectus, please call
(800) 786-2556.

Investor Information
Stockholders,   security  analysts  and  other  interested  parties  may  direct inquiries to Richard C.  Buterbaugh,  Vice President of Investor  Relations,  at
(866) 378-9899 (toll-free).

Transfer Agent and Registrar
UMB Bank, N.A.
Securities Transfer Division
P.O. Box 410064
Kansas City, MO 64141-0064
Toll-free telephones: (877) 860-5820 or (800) 884-4225

Corporate Headquarters
Kerr-McGee Corporation
Kerr-McGee Center
123 Robert S. Kerr Avenue
Oklahoma City, OK 73102

Mailing address:
P.O. Box 25861
Oklahoma City, OK 73125
Telephone: (405) 270-1313

Forward-Looking Information
     This annual report contains forward-looking statements regarding the company's or management's intentions, beliefs or expectations within the meaning of the Securities Litigation Reform Act. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, drilling risks, the market value of Kerr-McGee's products, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's businesses supply raw materials, general economic conditions, and other factors and risks discussed in the company's SEC filings. Actual results and developments may differ materially from those expressed or implied in this annual report.